Form 20-F
period 2022-12-31
Jeffs' Brands Ltd
filed 2023-04-10
CIK 1885408

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-41482

Jeffs’ Brands Ltd
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Israel

(Jurisdiction of incorporation or organization)

7 Mezada Street.

Bnei Brak, Israel 5126112

Israel

(Address of principal executive offices)

Viki Hakmon
Chief Executive Officer

Tel: +972-3-7713520

victor@jeffsbrands.com

7 Mezada Street, Bnei Brak, Israel 5126112

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value per share	JFBR	Nasdaq Capital Market
Warrants to Purchase Ordinary Shares	JFBRW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 8,074,217 ordinary shares as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer	☒
		Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐   No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

i

JEFFS’ BRANDS LTD

INTRODUCTION

In this Annual Report on Form 20-F, “we,” “us,” “our,” the “Company” and “JFBR” refer to Jeffs’ Brands Ltd.

We are an e-commerce consumer products goods, or CPG, company, operating primarily on the Amazon.com marketplace, or Amazon. We were incorporated in Israel in March 2021, under the name Jeffs’ Brands Ltd, to serve as the holding company of three other e-commerce companies that operate online stores for the sale of various consumer products on Amazon, utilizing the Fulfillment by Amazon, or FBA, model — Smart Repair Pro, purex Corp, or Purex, and Top Rank Ltd, or Top Rank. As of the date on this Annual Report on Form 20-F, we have five wholly-owned subsidiaries: Smart Repair Pro, Purex, Top Rank, Fort Products Ltd., or Fort, and Jeffs’ Brands Holdings Inc., or Jeffs’ Brands Holdings.

In addition to executing the FBA business model, we utilize artificial intelligence, or A.I., and machine learning technologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, and for maximizing sales of existing proprietary products. We also use our own skills, know-how and profound familiarity with Amazon’s algorithm and all the tools that the FBA platform FBA has to offer. In some circumstances we scale the products and improve them.

On August 30, 2022, we completed our initial public offering, or IPO, pursuant to the Company’s registration statement on Form F-1 (Registration No. 333- 262835) originally filed with the SEC on February 18, 2022, which was declared effective by the Securities and Exchange Commission, or the SEC, on August 25, 2022, of (A) 3,717,473 units, or Units, at a public offering price of $4.16 per Unit, with each Unit consisting of one of our ordinary shares, no par value per share, or Ordinary Shares, and one warrant, or Warrant, to purchase one Ordinary Share, at an initial exercise price of $4.04 per Ordinary Share (and an exercise price of $2.02 following the Exercise Price Adjustment, as defined below), (B) warrants issued to Aegis Capital Corp., the underwriter in the offering, or Aegis or the Underwriter, to purchase up to 185,873 Ordinary Shares, at an exercise price of $5.20 per Ordinary Share, or the Underwriter’s Warrants, and (C) Warrants to purchase up to 425,912 Ordinary Shares issued to the Underwriter pursuant to its over-allotment option. The Ordinary Shares and Warrants were immediately separable from the units and were issued separately. The Ordinary Shares and Warrants began trading on the Nasdaq Capital Market on August 26, 2022 under the symbols “JFBR” and “JFBRW,” respectively. We received gross proceeds of approximately $15.5 million before deducting underwriting discounts and commissions and before offering expenses ($13.4 million net proceeds after deducting approximately $1.05 million of underwriting discounts and commissions and approximately $1.05 million after deducting other offering costs).

On September 7, 2022, the Company’s volume weighted average stock price was less than the exercise floor of $4.04 for the Warrants. Accordingly, effective after the closing of trading on November 28, 2022 (the 90th calendar day immediately following the issuance date of the Warrants), the Warrants were adjusted pursuant to their terms, including, but not limited to, to adjust the exercise price of the Warrants to $2.02, or the Exercise Price Adjustment. In addition, in connection with the Exercise Price Adjustment, the Company issued additional warrants, or the Additional Warrants, to purchase up to 2,824,525 Ordinary Shares to Qualified Holders (as defined in the Warrant)

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this Annual Report on Form 20-F to “NIS” are to New Israeli Shekels, and references to “dollars” or “$” mean U.S. dollars.

This Annual Report on Form 20-F includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

All trademarks or trade names referred to in this Annual Report on Form 20-F are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report on Form 20-F are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

For periods beginning on and after January 1, 2022, we report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Historical filings of our consolidated financial statements were previously prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Annual Report on Form 20-F may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs, and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities;

●	our belief that our existing cash and cash equivalents as of December 31, 2022, will be sufficient to fund our operations through the next twelve months;

●	our ability to adapt to significant future alterations in Amazon’s policies;

●	our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands and expanding into new territories;

●	our ability to meet our expectations regarding the revenue growth and the demand for e-commerce;

●	our ability to enter into definitive agreements for our current letters of intent and term sheet;

●	the overall global economic environment;

●	the impact of competition and new e-commerce technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	our ability to retain key executive members;

●	the impact of possible changes in Amazon’s policies and terms of use;

●	projected capital expenditures and liquidity;

●	our expectations regarding our tax classifications;

●	how long we will qualify as an emerging growth company or a foreign private issuer;

●	interpretations of current laws and the passages of future laws;

●	changes in our strategy;

●	litigation; and

●	other risks and uncertainties, including those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this Annual Report on Form 20-F generally.

Readers are urged to carefully review and consider the various disclosures made throughout this Annual Report on Form 20-F which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this Annual Report on Form 20-F are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Our business faces significant risks. You should carefully consider the risks described below, together with all of the other information in this Annual Report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our securities could decline. This Annual Report on Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other Securities and Exchange Commission, or SEC, filings. See “Cautionary Note Regarding Forward-Looking Statements” above.

Summary Risk Factors

Risks Related to Our Businesses, Strategies, Technology, and Industry

●	We have a short operating history in an evolving industry and, as a result, our past results may not be indicative of future operating performance;

●	We may not be able to manage our growth effectively, and such rapid growth may adversely affect our corporate culture ;

●	Our e-commerce operations are reliant on Amazon and FBA and changes to Amazon, Amazon’s services and their terms of use may harm our business;

●	We rely on data provided by third parties, the loss of which could limit the functionality of our platforms, cause us to invest in the wrong product or disrupt our business;

●	We rely on other information technologies and systems to operate our business and to maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business;

●	If we fail to keep up with rapid technological changes, our future success may be adversely affected;

●	Our business depends on our ability to build and maintain strong product listings on e-commerce platforms. We may not be able to maintain and enhance our product listings if we receive a substantial number of customer complaints, negative publicity or otherwise fail to live up to customers’ expectations, which could materially adversely affect our business, results of operations and growth prospects;

●	Our efforts to acquire or retain customers, and our efforts to sell new products or increase sales of our existing products, may not be successful, which could prevent us from maintaining or increasing our sales;

●	If we fail to acquire new customers or retain existing customers, or fail to do so in a cost-effective manner, we may not be able to achieve profitability;

●	Our efforts to expand our business into new brands, products, services, technologies and geographic regions will subject us to additional business, legal, financial and competitive risks and may not be successful;

●	Potential growth of our businesses is based on international expansion, making us susceptible to risks associated with international sales and operations;

●	Use of social media and email may adversely impact our reputation or subject us to fines or other penalties;

●	If our emails are not delivered and accepted or are routed by email providers less favorably than other emails, or our sites or mobile applications are not accessible or are treated disadvantageously by Internet service providers, our business may be substantially harmed;

●	If we are unable to manage our inventory effectively, our operating results could be adversely affected;

Risks Related to Information Technology

●	Assertions by third parties of infringement or misappropriation by us of their intellectual property rights or confidential know how could result in significant costs and substantially harm our business and results of operations;

●	Our inability to acquire, use or maintain our marks and domain names for our sites could substantially harm our business and operating results;

●	Any significant disruption in service on our websites or in our computer systems, a number of which are currently hosted or provided by third-party providers, could materially affect our ability to operate, damage our reputation and result in a loss of customers, which would harm our business and results of operations;

Risks Related to Legal and Regulatory Matters

●	We may be subject to general litigation, regulatory disputes and government inquiries;

●	A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth;

●	We are subject to U.S. governmental regulations and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity;

●	Our amended and restated articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act;

●	Increased regulatory scrutiny of nutritional supplements as well as new regulations that are being adopted in some of our markets with respect to nutritional supplements could result in more restrictive regulations and harm our results if our supplements or advertising activities are found to violate existing or new regulations or if we are not able to effect necessary changes to our products in a timely and efficient manner to respond to new regulations;

Risks Related to our Operations in Israel

●	Political, economic and military instability in Israel may impede our ability to operate and harm our financial results;

●	Exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings;

Risks Related to Our Status as a Public Company and Ownership of our Ordinary Shares and Warrants

●	We incur significant increased costs as a result of operating as a public company. Our management is required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements;

●	Our internal control over financial reporting may not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business;

●	Future sales of our Ordinary Shares and Warrants could reduce the market price of our Ordinary Shares and/or Warrants;

●	As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers;

●	The estimates of market opportunity, market size and forecasts of market growth included in our publicly filed documents may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all;

●	Our management team has limited experience managing a public company;

●	As of December 31, 2022, our principal shareholders, officers and directors beneficially owned approximately 66.13% of our outstanding Ordinary Shares and as such they will therefore be able to exert significant control over matters submitted to our shareholders for approval;

●	We are an emerging growth company and a smaller reporting company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies or smaller reporting companies could make our securities less attractive to investors; and

●	The market price of our Ordinary Shares and/or Warrants may be volatile. Market volatility may affect the value of an investment in our Ordinary Shares and/or Warrants and could subject us to litigation.

Risks Related to Our Businesses, Strategies, Technology, and Industry

We have a short operating history in an evolving industry and, as a result, our past results may not be indicative of future operating performance.

We have a short operating history in a rapidly evolving industry that may not develop in a manner favorable to our business. Our relatively short operating history makes it difficult to assess our future performance. You should consider our business and prospects in light of the risks and difficulties we may encounter.

Our future success will depend in large part upon our ability to, among other things:

●	manage our inventory and supply chain effectively;

●	successfully develop, retain and expand our consumer product offerings and geographic reach;

●	compete effectively;

●	anticipate and respond to macroeconomic changes;

●	effectively manage our growth;

●	hire, integrate and retain talented people at all levels of our organization;

●	avoid interruptions in our business from information technology downtime, cybersecurity breaches or labor stoppages;

●	maintain the quality of our technology infrastructure; and

●	develop new features to enhance functionality.

We may not be able to manage our growth effectively, and such rapid growth may adversely affect our corporate culture.

We expect to rapidly and significantly expand our operations and anticipate expanding further as we pursue our growth strategies. Such expansion increases the complexity of our business and places a significant strain on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel in several geographic locations.

We are currently in the process of transitioning certain of our business and financial systems to systems on a scale reflecting the increased size, scope and complexity of our operations, and the process of migrating our legacy systems could disrupt our ability to timely and accurately process information, which could adversely affect our results of operations and cause harm to our reputation. As a result, we may not be able to manage our expansion effectively.

Our entrepreneurial and collaborative culture is important to us, and we believe it has been a major contributor to our success. We may have difficulties maintaining our culture or adapting it sufficiently to meet the needs of our future and evolving operations as we continue to grow, in particular as we grow internationally.

In addition, we are currently in the process of developing and maintaining our culture as a public company, with the attendant changes in policies, practices, corporate governance and management requirements. Failure to successfully develop or maintain such a culture could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our e-commerce operations are reliant on Amazon and FBA and changes to Amazon, Amazon’s services and their terms of use may harm our business.

Our products are sold predominantly on Amazon and orders are fulfilled entirely by Amazon utilizing the fulfilled by Amazon, or FBA, model. In order to continue to utilize Amazon and FBA, we must comply with the applicable policies and terms of use relating to these services. Such policies and terms of use may be altered or amended at Amazon’s sole discretion, including changes regarding the cost of securing these services, and changes that increase the burden of compliance with its requirements, may cause us to significantly alter our business model or incur additional costs in order to comply, which could negatively impact our results of operations. Non-compliance with applicable terms of use and policies can result in the removal of one or more products from the marketplace and suspension of fulfillment services either of which could have a material adverse effect on our business and results of our operations. Although we exert efforts in order to ensure ongoing compliance and no notices of non-compliance have been received to date, we cannot assure you that events of this kind will not occur in the future.

We rely on other information technologies and systems to operate our business and to maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

We depend on sophisticated information technologies and systems, technology and systems used for websites and apps, customer service, logistics and fulfillment, supplier connectivity, communications and administration. As our operations grow in size, scope and complexity, we will need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of consumer-enhanced services, features and functionalities, while maintaining and improving the reliability and integrity of our systems and infrastructure.

Our future success also depends on our ability to use A.I. tools and infrastructure, including logistics and fulfillment platform which leverages, to meet rapidly evolving e-commerce trends and demands. The emergence of alternative platforms may require us to continue to invest in new and costly technology. We may not be successful, or we may be less successful than our competitors, in adopting technologies that operate effectively across multiple e-commerce platforms, which would negatively impact our business and financial performance. New developments in other areas, such as cloud computing providers, could also make it easier for competitors to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace our current systems or introduce new technologies and systems as quickly or cost effectively as we would like. Failure to invest in and adapt to technological developments and industry trends may have a material adverse effect on our business, results of operations, financial condition and prospects.

We rely on data provided by third parties, the loss of which could limit the functionality of our platforms, cause us to invest in the wrong product or disrupt our business.

We use third party software to determine market trends and what markets to enter into. Our ability to successfully use this software depends on our ability to analyze and utilize data, including search engine results, provided by unaffiliated third parties, primarily, Google and Amazon. Some of this data is provided to us pursuant to third-party data sharing policies and terms of use, under data sharing agreements by third-party providers or by customer consent. The majority of this data is sourced for free or for de minimis amounts. These sources of data allow us, along with A.I. tools, to determine trends, performance and consumer sentiment on products and searches within e-commerce platforms. This functionality allows us to help determine which products to market, in some cases manufacture through contract manufacturers, import and sell on e-commerce marketplaces. The connection to multiple e-commerce platforms through application programming interfaces, or APIs, allows us to develop the automation of the purchase of marketing and automate the change of pricing of product listings on those e-commerce platforms.

In the future, any of these third parties could change its data sharing policies, including making them more restrictive, charging fees or altering its algorithms that determine the placement, display and accessibility of search results and social media updates, any of which could result in the loss of, or significant impairment to, our ability to collect useful data. These third parties could also interpret our, or our service providers’, data collection policies or practices as being inconsistent with their policies, which could result in the loss of our ability to collect this data. Privacy concerns may cause end users to resist providing the personal data necessary to allow us to determine market trends as well as our ability to effectively retain existing customers. Privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. Any such changes could impair our ability to use data and could adversely impact select functionality of our proprietary software, impairing our ability to use this data to anticipate customer demand and market trends, as well as adversely affecting our business and our ability to generate revenue.

If we fail to keep up with rapid technological changes, our future success may be adversely affected.

A.I. and machine learning technologies are subject to rapid changes and our technology is yet to be fully automated. Our future success will depend on our ability to respond to rapidly changing technologies, to adapt and further develop our own functionality or our services to our evolving industry and to improve the performance and reliability of our systems. Our failure to adapt to such changes could harm our business.

In addition, the widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive in our rapidly evolving industry, our future success may be adversely affected.

Our business depends on our ability to build and maintain strong product listings on e-commerce platforms. We may not be able to maintain and enhance our product listings if we receive a substantial number of customer complaints, negative publicity or otherwise fail to live up to customers’ expectations, any of which could materially adversely affect our business, results of operations and growth prospects.

Maintaining and enhancing our product listings is critical in expanding and growing our business. However, a significant portion of our perceived performance to the customer depends on third parties outside of our control, including suppliers and logistics providers such as FedEx, UPS, postal services and other third-party delivery agents and online retailers, mainly Amazon. Because our agreements with our online retail partners are generally terminable at will, we may be unable to maintain these relationships, and our results of operations could fluctuate significantly from period to period. Because we rely on third party logistics companies, like FedEx, to deliver our products, we are subject to shipping delays or disruptions caused by inclement weather, natural disasters, labor activism, health epidemics or bioterrorism. In addition, because we rely on national, regional and local transportation companies for the delivery of some of our other products, we are also subject to risks of breakage or other damage during delivery by any of these third parties. If these third parties do not meet our or our customers’ expectations, our brands may suffer irreparable damage. In addition, maintaining and enhancing our current and future brands may require us to make substantial investments, and these investments may not be yield sufficient returns. If we fail to promote and maintain our brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to anticipate market trends and customer demand and to provide high quality products to our customers and a reliable, trustworthy and profitable sales channel to our suppliers, which we may not be able to do successfully.

A substantial number of customer complaints or negative publicity about our sites, products, delivery times, customer data handling and security practices or customer support, especially on blogs, social media websites or our sites, could rapidly and severely diminish consumer views of our products and result in harm to our brands. Customers may also make safety-related claims regarding products sold through our online retail partners, such as Amazon, which may result in an online retail partner removing the product from its marketplace. Such removal may materially impact our financial results depending on the product that is removed and length of time that it is removed. We also use and rely on other services from third parties, such as our telecommunications services, and those services may be subject to outages and interruptions that are not within our control.

Our efforts to acquire or retain customers, and our efforts to sell new products or increase sales of our existing products, may not be successful, which could prevent us from maintaining or increasing our sales.

If we do not successfully promote and sustain our new and/or existing product listings and brands through marketing and other tools, we may fail to maintain or increase our sales. Promoting and positioning our brands and product listings will depend largely on the success of our marketing efforts, our ability to attract customers cost effectively and our ability to consistently provide a high-quality product and maintain consumer satisfaction. We also use promotions to drive sales, which may not be effective and may adversely affect our gross margins. Our investments in marketing may not effectively reach potential customers, potential customers may decide not to buy our products or the spending of customers that purchase from us may not yield the intended return on investment, any of which could negatively affect our financial results. The failure of our marketing activities could also adversely affect our ability to promote our product listings and sell our products, and to develop and maintain relationships with our customers, retailers and brands, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

If we fail to acquire new customers or retain existing customers, or fail to do so in a cost-effective manner, we may not be able to achieve profitability.

Our success depends on our ability to acquire and retain customers in a cost-effective manner. In order to expand our customer base, we must appeal to and acquire customers who have historically used other channels to purchase the wide variety of products we offer and may prefer alternatives to our offerings, such as those offered by other vendors on Amazon, traditional brick-and-mortar retailers and the websites of our competitors or our suppliers’ own websites. We expect competition in e-commerce generally to continue to increase. Competitors have introduced lower cost or differentiated products that are perceived to compete with our products. If we are unable to correctly anticipate market trends and customer demand, our ability to sell our products could be impaired. If we fail to deliver quality products, or if customers do not perceive the products we offer to be of high value and quality, we may not be able to acquire new customers. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers, our net revenue may decrease and our business, financial condition and operating results may be materially adversely affected.

We believe new customers can originate from word-of-mouth and other non-paid referrals from existing customers. Therefore, we must ensure that our existing customers remain loyal to us in order to continue receiving those referrals. If our efforts to satisfy our existing customers are not successful, we may lose these customers or we may not be able to acquire new customers in sufficient numbers to continue to grow our business, or we may be required to incur significantly higher marketing expenses in order to acquire new customers. For example, since 2016, Amazon has maintained a policy whereby they will purge all reviews they believe are paid for. While we do not ask customers to leave a positive review or change a review, some of our reviews may be purged by Amazon in accordance with this policy if Amazon believes they were questionable or not authentic. If Amazon purges reviews or if we are unable to maintain our positive reviews, it may adversely affect our ability to acquire new customers or retain existing ones.

In addition, we believe that Amazon has, from time to time, placed limitations on the daily volume of reviews that may be provided for any specific product listing. This limitation or others relating to customer engagement with our product listings could impact the success of our product listings, which could adversely impact our financial performance.

If we fail to offer high-quality customer support, our business and reputation may suffer.

High-quality education and training of customer support personnel to deliver high-quality customer support are important for the successful retention of existing customers. Providing this education, training and support requires that our support personnel have specific knowledge and expertise of our products and markets, making it more difficult for us to hire experienced personnel and to scale up our support operations. The importance of high-quality customer support will increase as we expand our business and pursue new customers. If we do not provide effective and timely ongoing support, our ability to retain existing customers may suffer, and our reputation with existing or potential customers may be harmed, which would have a material adverse effect on our business, results of operations, financial condition and prospects.

Our efforts to expand our business into new brands, products, services, technologies and geographic regions will subject us to additional business, legal, financial and competitive risks and may not be successful.

Our business success depends to some extent on our ability to expand our consumer offerings by launching new brands, products and services and by expanding our existing offerings into new geographic regions.

Our strategy is to use our skills to determine which markets to enter and optimize the mix of products and services that we offer.

Launching new brands, products and services requires significant upfront investments, including investments in marketing (namely digital marketing and PPC (Pay Per Click), information technology and additional personnel. We operate in highly competitive industries with relatively low barriers to entry and must compete successfully in order to grow our business. We may not be able to generate satisfactory revenue from these efforts to offset these costs. Any lack of market acceptance of our efforts to launch new brands, products or services or to expand our existing offerings could have a material adverse effect on our business, prospects, financial condition and results of operations. Further, as we continue to expand our fulfillment capability or add new businesses with different requirements, our logistics networks will become increasingly complex and operating them will become more challenging. There can be no assurance that we will be able to operate our networks effectively.

We have also entered and may continue to enter new markets and provide product offerings in which we have limited or no experience, which may not be successful or appealing to our customers.

The CPG industry is subject to evolving standards and practices, as well as changing consumer needs, requirements and preferences. Our ability to attract new customers and increase revenue from existing customers depends, in part, on our ability to enhance and improve our existing tools that enable us to pinpoint new markets and introduce new products. The success of any enhancements or new instruments depends on, in part, market-accepted pricing levels and overall market acceptance. We may not be successful in these efforts, which could result in significant expenditures that could impact our revenue or distract management’s attention from current offerings.

Increased emphasis on the sale of new products could distract us from sales of our existing products in existing markets, negatively affecting our overall sales. We have invested and expect to continue to invest in new businesses, products, features, services and technologies. Such endeavors may involve significant risks and uncertainties, including insufficient revenue from such investments to offset any new liabilities assumed and expenses associated with these new investments, inadequate return of capital on our investments, distraction of management from current operations and unidentified issues not discovered in our due diligence of such investments that could cause us to fail to realize the anticipated benefits of such investments and incur unanticipated liabilities. Because these new strategies and offerings are inherently risky, no assurance can be given that they will be successful. Our new features or enhancements could fail to attain sufficient market acceptance for many reasons, including:

●	delays in introducing products in new markets;

●	failure to accurately predict market demand or end consumer preferences;

●	introduction of competing products;

●	poor financial conditions for our customers or poor general macroeconomic conditions;

●	changes in legal or regulatory requirements, or increased legal or regulatory scrutiny, adversely affecting our products;

●	failure of our brands and products digital promotion activities or negative publicity about the performance or effectiveness of our existing brands and products; and

●	disruptions or delays in the online retailers and, or in addition to, logistics providers distributing our products.

There is no assurance that we will successfully identify new opportunities or develop and bring new products to market on a timely basis, which could materially and adversely affect our business and operating results and compromise our ability to generate revenue.

Potential growth of our businesses is based on international expansion, making us susceptible to risks associated with international sales and operations.

We have historically mainly sold products in the United States, and in 2021 also began selling products in the United Kingdom and Germany. We intend to expand our operations to reach new markets and localities. For example, since the completion of the IPO, we have expanded to Sweden and Belgium and we expect to increase our sales in the United Kingdom and Germany and have completed the requisite processes in order to offer certain of our products through Amazon in other major European countries, including Sweden and Belgium, Singapore and Australia. We may not be successful in increasing our sales in the United Kingdom and Germany and currently do not have an estimated starting date for sales in these other major European countries. Conducting international operations subjects us to certain risks, which include localization of solutions and products and adapting them to local practices and regulatory requirements, exchange rate fluctuations and unexpected changes in tax, trade laws, tariffs, governmental controls and other trade restriction. To the extent that we do not succeed in expanding our operations internationally and managing the associated legal and operational risks, our results of operations may be adversely affected.

Use of social media and email may adversely impact our reputation or subject us to fines or other penalties.

We use social media and email as part of our digital marketing efforts. As laws and regulations rapidly evolve to govern the use of these channels, the failure by us, our employees or third parties acting at on our behalf to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting on our behalf may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, customers or others. Any such inappropriate use of social media or email could also cause reputational damage.

Customers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and with no regard to its accuracy. Our customers may engage with us online through our social media platforms, including Facebook and Instagram, by providing feedback and public commentary about all aspects of our business. Information concerning us or our retailers and brands, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on our brand, reputation or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, results of operations, financial condition and prospects.

If our emails are not delivered and accepted or are routed by email providers less favorably than other emails, or our sites or mobile applications are not accessible or are treated disadvantageously by Internet service providers, our business may be substantially harmed.

If email providers or Internet service providers, or ISPs, implement new restrictive email or content delivery or accessibility policies, including with respect to net neutrality, or begin enforcement of existing policies, it may become more difficult to deliver emails to our customers or for customers to access our sites, products and services. For example, certain email providers, including Google, categorize our emails as “promotional”, and these emails are directed to an alternate, and less readily accessible, section of a customer’s inbox. If email providers materially limit or halt the delivery of our emails, or if we fail to deliver emails to customers in a manner compatible with email providers’ email handling or authentication technologies, our ability to contact customers through email could be significantly restricted. In addition, if we are placed on “spam” lists or lists of entities that have been involved in sending unwanted, unsolicited emails, our operating results and financial condition could be substantially harmed. Further, if ISPs prioritize or provide superior access to our competitors’ content, our business and results of operations may be negatively impacted.

If we are unable to manage our inventory effectively, our operating results could be adversely affected.

To ensure timely delivery of products, we generally enter into purchase orders in advance with manufacturers. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of product purchases. We rely on our procurement team to order products and we rely on our data analytics to inform the levels of inventory we purchase, including when to reorder items that are selling well and when to write off items that are not selling well. In these instances, we may be unable to always predict the appropriate demand for our products by customers with accuracy, which may result in inventory shortages, inventory write offs and lower gross margins.

If our sales and procurement teams do not predict demand well or if our algorithms do not help us reorder the right products or write off the right products timely, we may not effectively manage our inventory, which could result in inventory excess or shortages, and our operating results and financial condition could be adversely affected.

Our business, including our costs and supply chain, is subject to risks associated with sourcing, importing and warehousing.

We source the products we offer from third-party vendors and, as a result, we may be subject to price fluctuations or demand disruptions. Our operating results could be negatively impacted by increases in the prices of our products, and we have no guarantees that prices will not rise. In addition, as we expand into new categories and types of products, we expect that we may not have strong purchasing power in these new areas, which could lead to higher costs than we have historically seen in our current product categories and types. We may not be able to pass increased costs on to customers, which could adversely affect our operating results.

In addition, we cannot guarantee that products we receive from vendors will be of sufficient quality or free from damage or defects, or that such merchandise will not be damaged during shipping or storage. While we take measures to ensure product quality and avoid damage, including evaluating vendor facilities, operations and product samples, conducting inventory inspections and inspecting returned products, we cannot control merchandise while it is out of our possession or prevent all damage while in our distribution centers. We may incur additional expenses and our reputation could be harmed if or current or potential customers believe that our merchandise is not of high quality or may be damaged.

Risks associated with the suppliers from whom our products are sourced could materially adversely affect our financial performance, as well as our reputation and brand.

We depend on our ability to provide our customers with a wide range of products from high quality suppliers in a timely and efficient manner. Our agreements with most of our suppliers do not provide for the long-term availability of merchandise or the continuation of particular pricing practices, nor do they usually restrict such suppliers from selling products to other buyers or directly themselves. There can be no assurance that our current suppliers will continue to seek to sell us products on current terms or that we will be able to establish new or otherwise extend current supply relationships to ensure product acquisitions in a timely and efficient manner and on acceptable commercial terms. Our ability to develop and maintain relationships with reputable suppliers and offer high quality products to our customers is critical to our success. If we are unable to develop and maintain relationships with suppliers that would allow us to offer a sufficient amount and variety of quality products on acceptable commercial terms, our ability to satisfy our customers’ needs, and therefore our long-term growth prospects, would be materially adversely affected.

We also are unable to predict whether any of the countries in which our suppliers’ products are currently manufactured or may be manufactured in the future will be subject to trade restrictions imposed by the U.S. or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from suppliers with international manufacturing operations, including the imposition of additional import restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of merchandise available to our customers and materially adversely affect our financial performance as well as our reputation and brand. Our competitors may have greater existing inventory positions and other advantages that may allow them to price more competitively relative to our products. Furthermore, some or all of our suppliers’ foreign operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds or other trade disruptions.

Manufacturing risks, including risks related to manufacturing in China, may adversely affect our ability to manufacture our products and could reduce our gross margin and our profitability.

We rely on third party manufacturers in China to manufacture our products. As a result, our business is subject to risks associated with doing business in China, including:

●	trade protection measures, such as tariff increases, and import and export licensing and control requirements;

●	potentially negative consequences from changes in tax laws;

●	difficulties associated with the Chinese legal system, including increased costs and uncertainties associated with enforcing contractual obligations in China;

●	historically lower protection of intellectual property rights;

●	unexpected or unfavorable changes in regulatory requirements; and

●	changes and volatility in currency exchange rates.

Economic regulation, trade restrictions, and increasing manufacturing costs in China could adversely impact our business and results of operations.

We contract with manufacturing facilities in the People’s Republic of China. For many years, the Chinese economy has experienced periods of rapid growth. An increase in the cost of labor or taxes on wages in China may lead to an increase in the cost of goods manufactured in China. Significant increases in wages or wage taxes paid by contract manufacturing facilities may increase the cost of goods manufactured in China which could have a material adverse effect on the Company’s profit margins and profitability. Additionally, government trade policies, including the imposition of tariffs, export restrictions, sanctions or other retaliatory measures could limit our ability to source materials and products from China at acceptable prices or at all. For example, both the United States and China have implemented several rounds of tariffs and retaliations with respect to certain products imported from the other country, some of which may impact certain products we import. Moreover, the U.S. Congress recently passed the Uyghur Forced Labor Prevention Act in an effort to prevent what it views as forced labor and human rights abuses in the Xinjiang Uyghur Autonomous Region, or XUAR. If it is determined that our third-party suppliers and manufacturers mine, produce or manufacture our products wholly or in part from the XUAR, then we could be prohibited from importing such products into the U.S. In addition, Chinese trade regulations are in a state of flux, and we may become subject to other forms of taxation, tariffs and duties in China. We do not currently have arrangements with contract manufacturers in other countries that may be acceptable substitutes. We cannot predict what actions may ultimately be taken with respect to tariffs, export controls, countermeasures, or other trade measures between the U.S. and China or other countries and what products may be subject to such actions. To the extent such actions inhibit our transactions with contract manufacturing facilities and suppliers in China, our business may be materially adversely affected.

Shipping is a critical part of our business and any changes in shipping costs or any interruptions in shipping could adversely affect our operating results.

If we are not able to negotiate acceptable pricing and other terms with vendors or if vendors experience performance problems or other difficulties, it could negatively impact our operating results and our customers’ experience. We are also subject to volatility in ocean freight rates that are driven, in part, by seasonality, capacity availability and other factors, including fuel-related regulations affecting the shipping industry. In addition, our ability to receive inbound inventory efficiently and ship merchandise to clients may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism and similar factors. We are also subject to risk of damage or loss during delivery by our shipping vendors. If our products are not delivered in a timely fashion or are damaged or lost during the delivery process, our customers could become dissatisfied and cease using our products or services, which would adversely affect our business and operating results.

We depend on highly skilled personnel, including senior management, and if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business could be harmed.

We believe our past success has depended, and our future success depends, on the efforts and talents of our senior management and our highly skilled team members. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. The loss of one or more of our key personnel or the inability to promptly identify a suitable successor to a key role could have an adverse effect on our business. In particular, our Founder and Chief Executive Officer has unique and valuable experience leading our Company from our inception through today. If he were to depart or otherwise reduce his focus on our Company, our business may be disrupted.

Competition for key personnel is strong, especially in Israel where our headquarters are located, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in the future, or that the compensation costs of doing so will not adversely affect our operating results. Similarly, competition for well-qualified employees in all aspects of our business is intense globally. We do not have long-term employment or non-competition agreements with any of our employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees and key senior management with the appropriate skills at cost-effective compensation levels, or if changes to our business adversely affect morale or retention, our business, results of operations, financial condition and prospects may be adversely affected.

In addition, in making employment decisions, job candidates often consider the value of the stock options or other equity incentives they are to receive in connection with their employment. If the price of our shares declines, or experiences significant volatility, our ability to attract or retain key employees may be adversely affected. Also, as employee options vest and the lock-up agreements expire, we may have difficulty retaining key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed.

We may not accurately forecast revenues, profitability and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income and operating results. Income and operating results are difficult to forecast because they generally depend on the volume and timing of orders, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in consumer preferences or a weakening in global economies, may result in decreased net revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our income (loss) from operations after tax in a given quarter to be lower or higher than expected. We also make certain assumptions when forecasting the amount of expense we expect related to our share-based payments, which includes the expected volatility of our share price, and the expected life of equity awards granted. These assumptions are partly based on historical results. If actual results differ from our estimates, our operating results in a given quarter may be lower than expected.

Our operating results are subject to seasonal fluctuations.

The e-commerce business is seasonal in nature and the fourth quarter is a significant period for our operating results due to the holiday season. As a result, revenue generally declines and loss from operations generally increases in the first quarter sequentially from the fourth quarter of the previous year. Any disruption in our ability to process and fulfill customer orders during the fourth quarter could have a negative effect on our quarterly and annual operating results. For example, if a large number of customers purchase our products in a short period of time due to increased holiday demand, inefficient management of our inventory may prevent us from efficiently fulfilling orders, which may reduce sales and harm our brands.

General economic factors may adversely affect our business, financial performance and results of operations.

Our business, financial performance and results of operations depend significantly on worldwide macroeconomic economic conditions and their impact on consumer spending. Recessionary economic cycles, higher interest rates, volatile fuel and energy costs, inflation, levels of unemployment, conditions in the residential real estate and mortgage markets, access to credit, consumer debt levels, unsettled financial markets and other economic factors that may affect consumer spending or buying habits could materially and adversely affect demand for our products. In addition, volatility in the financial markets has had and may continue to have a negative impact on consumer spending patterns. A reduction in consumer spending or disposable income may affect us more significantly than companies in other industries and companies with a more diversified product offering. In addition, negative national or global economic conditions may materially and adversely affect our suppliers’ financial performance, liquidity and access to capital. This may affect their ability to maintain their inventories, production levels and/or product quality and could cause them to raise prices, lower production levels or cease their operations.

Economic factors such as increased commodity prices, shipping costs, higher costs of labor, insurance and healthcare, and changes in or interpretations of other laws, regulations and taxes may also increase our cost of goods sold and our selling, general and administrative expenses, and otherwise adversely affect our financial condition and results of operations. Global inflation has risen in 2022. To date, we have not been subject to inflationary pressures. However, to mitigate any identified potential inflationary pressures, the Company purchased more inventory at the beginning of the year in order to avoid price increases that may be caused by the increase in inflation or shipping costs. We cannot assure you that we will not be adversely affected in the future.

Any significant increases in costs may affect our business disproportionately than our competitors. Changes in trade policies or increases in tariffs, may have a material adverse effect on global economic conditions and the stability of global financial markets and may reduce international trade.

Natural disasters or other unexpected events may adversely affect our operations, particularly our merchandise supply chain and shipping efforts.

Natural disasters, such as earthquakes, hurricanes, tornadoes, floods and other adverse weather and climate conditions; unforeseen public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war and other political instability; or other catastrophic events, whether occurring in Israel or internationally, could disrupt our operations in any of our offices and fulfillment centers or the operations of one or more of our third-party providers or vendors. In particular, these types of events could impact our merchandise supply chain, including our ability to ship merchandise to customers from or to the impacted region, and could impact our ability or the ability of third parties to operate our sites and ship merchandise. In addition, these types of events could negatively impact consumer spending in the impacted regions. To the extent any of these events occur, our business and operating results could be adversely affected.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in credit and capital markets.

Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets.

Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and adversely affect our operating results.

We may in the future seek to acquire or invest in businesses, features or technologies that we believe could complement or expand our market, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. In addition, to the extent that we enter into any term sheets or agreements or otherwise announce any intention to acquire any businesses, features or technologies, any such acquisition would generally be subject to completion of due diligence and required approvals, and there can be no assurance that any such acquisition will occur or be completed in a timely manner, or at all.

If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations, existing contracts and technologies successfully or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from any future acquired business due to a number of factors, including:

●	failure to identify all of the issues, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, revenue recognition or other accounting practices, or employee or client issues;

●	difficulty incorporating acquired technology and rights into our existing algorithm and operations and of maintaining quality and security standards consistent with our brands;

●	inability to generate sufficient revenue to offset acquisition or investment costs;

●	incurrence of acquisition-related costs or equity dilution associated with funding the acquisition;

●	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

●	risks of entering new markets or new product categories in which we have limited or no experience;

●	difficulty converting the customers of the acquired business into our customers;

●	diversion of our management’s attention from other business concerns;

●	adverse effects to our existing business relationships as a result of the acquisition;

●	potential loss of key employees, customers, vendors and suppliers from either our current business or an acquired company’s business;

●	use of resources that are needed in other parts of our business;

●	possible write offs or impairment charges relating to acquired businesses;

●	compliance with regulatory matters related to the acquired business or its products; and

●	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. If an acquired business fails to meet our expectations, our business, operating results and financial condition may suffer.

Risks Related to Information Technology

Assertions by third parties of infringement or misappropriation by us of their intellectual property rights or confidential know how could result in significant costs and substantially harm our business and results of operations.

Our business relies on sophisticated and experienced use and know-how of Amazon’s A.I. market tracker. Third parties may in the future assert that we have infringed or misappropriated their trademarks, copyrights, confidential know how, trade secrets, patents or other intellectual property rights. We cannot predict whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations, whether or not they are successful. If we are forced to defend against any infringement or other claims relating to the trademarks, copyright, confidential know how, trade secrets, patents or other intellectual property rights of third parties, whether they are with or without merit or are determined in our favor, we may face costly litigation or diversion of technical and management personnel. Furthermore, the outcome of a dispute may be that we would need to cease use of some portion of our systems. Any such assertions or litigation could materially adversely affect our business, results of operations, financial condition and prospects.

The e-commerce industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. Some companies, including some of our competitors, own large numbers of patents, copyrights and trademarks, which they may use to assert claims against us. In addition, because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of the technologies we use.

Certain third parties have substantially greater resources than we have and may be able to sustain the costs of intellectual property litigation for longer periods of time than we can. Even if we were to prevail in such a dispute, any litigation regarding the way we operate and utilize our technologies, could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

The inability to acquire, use or maintain our marks and domain names for our sites could substantially harm our business and operating results.

We currently have registered trademarks for our brands in numerous jurisdictions and have registered the Internet domain names for our websites, as well as various related domain names. However, we have not registered our trademarks or domain names in all major international jurisdictions. Domain names generally are regulated by Internet regulatory bodies. If we do not have, or cannot obtain on reasonable terms, the ability to use our marks in a particular country or to use or register any of our domain names, we could be forced either to incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could materially adversely affect our business, financial condition and operating results.

Furthermore, the regulations governing domain names and laws protecting marks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or our current brand names. Furthermore, we might not be able to prevent third parties from registering, using or retaining domain names that interfere with our consumer communications or infringe or otherwise decrease the value of our marks, domain names and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or may allow modifications of the requirements for registering, holding or using domain names. As a result, we may not be able to register, use or maintain the domain names that utilize the name Jeffs’ Brands or our other brands in all of the countries in which we currently or intend to conduct business.

Any significant disruption in service on our websites or in our computer systems, a number of which are currently hosted or provided by third-party providers, could materially affect our ability to operate, damage our reputation and result in a loss of customers, which would harm our business and results of operations.

Our ability to sell and market our products relies on FBA platform whose functionality relies upon a number of third-party related services, including those relating to cloud infrastructure, technology services, servers, open-source libraries and vendor APIs. Any disruption or loss of any of these third-party services could have a negative effect on our business, results of operations, financial condition and prospects. We may experience interruptions in our systems, including server failures that temporarily slow down or interfere with the performance of our platforms and the ability to sell on e-commerce marketplaces.

Interruptions in these systems, whether due to system failures, human input errors, computer viruses or physical or electronic break-ins, and denial-of-service attacks on us, third-party vendors or communications infrastructure, could affect the availability of our services on our platform and prevent or inhibit the ability of selling our products. Volume of traffic and activity on e-commerce marketplaces spikes on certain days, such as during a Black Friday promotion, and any such interruption would be particularly problematic if it were to occur at such a high-volume time. Problems with the reliability of our systems or third-party marketplaces could prevent us from earning revenue and could harm our reputation. Damage to our reputation, any resulting loss of customers, e-commerce confidence and the cost of remedying these problems could negatively affect our business, results of operations, financial condition and prospects.

Our ability to maintain communications, network and computer hardware in the countries in which they are used may in the future be subject to regulatory review and licensing, and the failure to obtain any required licenses could negatively affect our business. Our systems and infrastructure are predominately reliant on third parties. Problems faced by our third-party service providers with the telecommunications network providers with whom they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our customers. Our third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our needs for capacity, this could have an adverse effect on our business. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our failure or the failure of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information and practices, could damage our reputation and brands and substantially harm our business and operating results.

We collect, maintain, transmit and store data about our customers, brands and others, including personally identifiable information, as well as other confidential information. We also engage third parties that store, process and transmit these types of information on our behalf. We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, our brand’s e-commerce websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as the complexity and number of technical systems and applications we use also increases.

Breaches of our security measures or those of our third-party service providers or cyber security incidents could result in unauthorized access to our sites, networks, systems and accounts; unauthorized access to, and misappropriation of, consumer information, including customers’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; or litigation, regulatory action and other potential liabilities. In the past, we have experienced social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks; however, such attacks could in the future have a material adverse effect on our operations. If any of these breaches of security should occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

We may experience periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or seasonal trends in our business, place additional demands on our marketplace platforms and could cause or exacerbate slowdowns or interruptions. If there is a substantial increase in the volume of traffic on our sites or the number of orders placed by customers, we will be required to further expand and upgrade our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our sites or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our sites, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the e-commerce industry. Accordingly, we redesign and enhance various functions on our sites on a regular basis, and we may experience instability and performance issues as a result of these changes. Our disaster recovery plan may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur.

Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, results of operations, financial condition and prospects. We continue to devote significant resources to protect against security breaches, or we may need to devote significant resources in the future to address problems caused by breaches, including notifying affected subscribers and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business. To date, we are not aware of any material compromises or breaches of our networks or systems.

Risks Related to Legal and Regulatory Matters

We may be subject to general litigation, regulatory disputes and government inquiries.

As a growing company with expanding operations, we may in the future increasingly face the risk of claims, lawsuits, government investigations and other proceedings involving competition and antitrust, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters. The number and significance of these disputes and inquiries have increased as the political and regulatory landscape changes, and as we have grown larger and expanded in scope and geographic reach, and our services have increased in complexity.

We cannot predict the outcome of such disputes and inquiries with certainty. Regardless of the outcome, these can have an adverse impact on us because of legal costs, diversion of management resources and other factors. Determining reserves for any litigation is a complex, fact-intensive process that is subject to judgment calls. It is possible that a resolution of one or more such proceedings could require us to make substantial payments to satisfy judgments, fines or penalties or to settle claims or proceedings, any of which could harm our business. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products or services or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liabilities, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to the internet and e-commerce, internet advertising and price display, consumer protection, anti-corruption, antitrust and competition, economic and trade sanctions, energy usage and emissions, tax, banking, data security, network and information systems security, data protection and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our products or services, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities.

For example, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet and e-commerce that may relate to liability for information retrieved from or transmitted over the internet, display of certain taxes and fees, online editorial and consumer-generated content, user privacy, data security, network and information systems security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. Furthermore, the growth and development of e-commerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.

If our products experience any recalls, product liability claims, or government, customer or consumer concerns about product safety, our reputation and operating results could be harmed.

Our products are subject to regulation by the U.S. Consumer Product Safety Commission, or the CPSC, and similar state and international regulatory authorities, and could be subject to involuntary recalls and other actions by these authorities. Concerns about product safety including concerns about the safety of products manufactured in developing countries, could lead us to recall selected products. Recalls and government, customer or consumer concerns about product safety could harm our reputation and reduce sales, either of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may also be subject to product liability claims if people or property are harmed by the products we sell. Some of the products we sell may expose us to product liability claims and litigation (including class actions) or regulatory action relating to safety, personal injury, death or environmental or property damage.

Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Some of our agreements with members of our supply chain may not indemnify us from product liability claims for a particular product, and some members of our supply chain may not have sufficient resources or insurance to satisfy their indemnity and defense obligations.

Any failure by us or our vendors to comply with product safety, labor or other laws, or our standard vendor terms and conditions, or to provide safe factory conditions for our or their workers may damage our reputation and brand and harm our business.

The products we sell to our customers are subject to regulation by the CPSC, the Federal Trade Commission, or the FTC, and similar state and international regulatory authorities. As a result, such products could be in the future subject to recalls and other remedial actions. Product safety, labeling and licensing concerns may require us to voluntarily remove selected merchandise from our inventory. Such recalls or voluntary removal of merchandise can result in, among other things, suspension of our seller accounts on Amazon and other online marketplaces, lost sales, diverted resources, potential harm to our reputation and increased client service costs and legal expenses, which could have a material adverse effect on our operating results.

Some of the products we sell may expose us to product liability claims and litigation or regulatory action relating to personal injury or environmental or property damage. Although we maintain liability insurance and implemented a quality assurance program that includes obtaining necessary certifications, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms or at all. In addition, some of our agreements with our vendors may not indemnify us from product liability claims for a particular vendor’s products or our vendors may not have sufficient resources or insurance to satisfy their indemnity and defense obligations.

We are subject to U.S. governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect personally identifiable information and other data from our customers and prospective customers. We collect this info automatically through the automated sales processes with e-commerce marketplaces. We, at times, may use this information to provide, support, expand and improve our business and tailor our digital marketing and advertising efforts.

Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, such as the FTC, and various state, local and foreign agencies. Our data handling also is subject to contractual obligations and industry standards.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of data relating to individuals, including the use of contact information and other data for digital marketing, advertising and other communications with individuals and businesses. In the United States, various laws and regulations apply to the collection, processing, disclosure and security of certain types of data. Additionally, the FTC and many state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination and security of data. The laws and regulations relating to privacy and data security are evolving, can be subject to significant change and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions.

In the United States, federal and various state governments have adopted or are considering laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about customers or their devices. For example, five U.S. states have passed comprehensive privacy legislation intended to provide consumers with greater transparency and control over their personal information by providing consumers with certain rights, such as the right to know what personal information is being collected about them, and the right to access, delete, correct, or opt out of the sale of their personal information. The original California Consumer Privacy Act became effective in 2020, with amendments in the California Privacy Rights Act effective in 2023. Similar laws in Colorado, Connecticut, Utah and Virginia are effective over the course of 2023.

Additionally, the FTC and many state attorneys general are applying federal and state consumer protection laws to impose standards for the online collection, use and dissemination of data. Furthermore, these obligations may be interpreted and applied inconsistently from one jurisdiction to another and may conflict with other requirements or our practices.

Numerous data protection regimes apply based on where a customer is located, and as we expand and new laws are enacted or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, which could require us to incur additional costs and restrict our business operations. Any failure or perceived failure by us to comply with rapidly evolving privacy or security laws, policies (including our own stated privacy policies), legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other consumer data may result in governmental enforcement actions, litigation (including consumer class actions), fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

In Europe, where we expect to expand our business operations in the future as part of our growth, the data privacy and information security regime recently underwent a significant change and continues to evolve and is subject to increasing regulatory scrutiny.

The General Data Protection Regulation, or GDPR, which came into force on May 25, 2018, implemented more stringent operational requirements for our use of personal data. These more stringent requirements include expanded disclosures to tell our customers about how we may use their personal data, increased controls on profiling customers and increased rights for customers to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements and significantly increased penalties of the greater of €20 million or 4% of global turnover for the preceding financial year.

The U.K.’s Network and Information Systems Regulations 2018, or NID Regulations, which came into force on May 10, 2018, apply to us as an online marketplace and place additional network and information systems security obligations on us, as well as mandatory security incident notification in certain circumstances with penalties of up to £17 million.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. Such regulations may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing, it may increase the cost of operating a business that collects or uses such information and undertakes online marketing, it may also increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws.

We could incur substantial costs to comply with these regulations. The changes could require significant systems changes, limit the effectiveness of our marketing activities, adversely affect our margins, increase costs and subject us to additional liabilities.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and financial performance.

Many of the laws, rules or regulations imposing taxes and other similar obligations were established before the growth of the internet and e-commerce. Tax authorities in non-U.S. jurisdictions, including Israel, and at the U.S. federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce and considering changes to existing tax or other laws that could regulate our transmissions and/or levy sales, income, consumption, use or other taxes relating to our activities, and/or impose obligations on us to collect such taxes. For example, in March 2018, the European Commission proposed new rules for taxing digital business activities in the EU. In addition, state and local taxing authorities in the United States and taxing authorities in other countries have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the internet. Multiple U.S. states have enacted related legislation and other states are now considering such legislation. Furthermore, the U.S. Supreme Court recently has held in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. Such legislation could require us or our retailers and brands to incur substantial costs in order to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business.

We cannot predict the effect of current attempts to impose taxes on commerce over the internet. If such tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our products if we pass on such costs to the consumer, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

Israel Money Laundering and Terror Financing Prohibition Authority, the SEC, the U.S. Department of Justice, the U.S. Treasury Department’s Office of Foreign Assets Controls, or OFAC, the U.S. Department of State, and other foreign regulatory authorities, continue to enforce economic and trade regulations and anti-corruption laws across industries. U.S. trade sanctions relate to transactions with designated foreign countries and territories, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine, or Crimea, as well as specifically targeted individuals and entities that are identified on U.S. and other blacklists, and those owned by them or those acting on their behalf.

Anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or the FCPA, the U.K. Bribery Act, or the Bribery Act, and Israel Penal Code section 291a, generally prohibit direct or indirect corrupt payments to government officials and, under certain laws, private persons to obtain or retain business or an improper business advantage. Some of our international operations are conducted in parts of the world where it is common to engage in business practices that are prohibited by these laws.

Although we comply with laws and regulations, especially as we expand our operations in existing and new jurisdictions which proportionately adds risks of non-compliance with applicable laws and regulations, our employees, partners or agents could take actions that violate applicable laws or regulations. As regulations continue to develop and regulatory oversight continues to focus on these areas, we cannot ensure compliance at all times with all applicable laws or regulations.

In the event our controls should fail, or we are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, withdrawal of business licenses or permits, litigation and damage to our reputation and the value of our brand.

As we expand our operations in existing and new jurisdictions internationally, we will need to increase the scope of our compliance programs to address the risks relating to the potential for violations of the FCPA and the Bribery Act and other anti-bribery and anti-corruption laws. Further, the promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we or our retailers and brands conduct business could require us to change certain aspects of our business, operations and commercial relationships to ensure compliance, which could decrease demand for products or services, reduce net revenue, increase costs or subject us to additional liabilities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years, are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, offering, soliciting or accepting improper payments or other benefits to or from government officials and others in the private sector. As we increase our international sales and business, particularly in countries with a low score on the Corruptions Perceptions Index by Transparency International and increase our use of third-party business partners such as sales agents, distributors, resellers or consultants, our risks under these laws may increase. Under these laws, we could be held liable for the corrupt or other illegal activities of our employees, representatives, contractors, business partners and agents, even if we do not explicitly authorize or have actual knowledge of such activities. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension or debarment from contracting with certain persons, the loss of export privileges, whistle-blower complaints, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees.

In certain cases, enforcement authorities may even require us to appoint an independent compliance monitor, which can result in added costs and administrative burdens. Any investigations, actions, sanctions or other previously mentioned harm could have a material negative effect on our business, operating results and financial condition.

Our amended and restated articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act.

Our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for any claim asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act of 1933, as amended, or the Securities Act, creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated articles of association inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of our amended and restated articles of association described above. This provision would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Even following receipt of any regulatory approval for our  pest control products, we will continue to be subject to regulation of our advertising practices.

As a seller of pest control products, we are subject to continual government oversight by the U.S. Environmental Protection Agency, or EPA, and other regulatory authorities. The EPA strictly regulates the advertising and promotion of pest control products, and these pest control products may only be marketed or promoted for their EPA approved uses, consistent with the product’s approved labeling. Advertising and promotion of any product candidate that obtains approval in the U.S. will be heavily scrutinized by the EPA, other applicable state regulatory agencies and the public. Violations, including promotion of our products for unapproved or off-label uses, are subject to enforcement actions, inquiries and investigations, and civil, criminal and/or administrative sanctions imposed by the EPA.

Our operations are subject to environmental laws and regulations that may increase costs of operations and impact or limit our business plans.

We are subject to environmental laws and regulations affecting many aspects of our present and potential future operations, including a wide variety of EPA labeling and other state regulatory agency requirements. For example, under the Federal Insecticide, Fungicide, and Rodenticide Act, we are required to register with the EPA and certain state regulatory authorities as a seller of disinfectants, and we are subject to EPA labeling requirements. Compliance with these laws and regulations may result in increased costs and delays as a result of administrative proceedings and certain reporting obligations. Public officials and entities may seek injunctive relief or other remedies to enforce applicable environmental laws and regulations. If we are found to not have complied with these laws and are unable to sell out products, our business and financial results will be negatively impacted.

Increased regulatory scrutiny of nutritional supplements as well as new regulations that are being adopted in some of our markets with respect to nutritional supplements could result in more restrictive regulations and harm our results if our supplements or advertising activities are found to violate existing or new regulations or if we are not able to effect necessary changes to our products in a timely and efficient manner to respond to new regulations.

There has been an increasing movement in the United States and other markets to increase the regulation of dietary supplements, which could impose additional restrictions or requirements on us and increase the cost of doing business. On February 11, 2019, the U.S. Food and Drug Administration, or FDA, issued a statement from FDA Commissioner, Dr. Scott Gottlieb, regarding the agency’s efforts to strengthen the regulation of dietary supplements. The FDA will be prioritizing and focusing resources on misbranded products bearing unproven claims to treat, cure, or mitigate disease. Commissioner Gottlieb established a Dietary Supplement Working Group tasked with reviewing the agency’s organizational structure, process, procedures, and practices to identify opportunities to modernize the oversight of dietary supplements. Additionally, on December 21, 2015, the FDA created the Office of Dietary Supplements, or ODSP. The creation of this new office elevates the FDA’s program from its previous status as a division under the Office of Nutrition and Dietary Supplements. ODSP will continue to monitor the safety of dietary supplements. In August 2016, the FDA published its revised draft guidance on Dietary Supplements: New Dietary Ingredient Notifications and Related Issues. If a company sells a dietary supplement containing an ingredient that FDA considers either not a dietary ingredient or a new dietary ingredient, or NDI, that needs an NDI notification, the agency may threaten or initiate enforcement against such company. For example, it might send a warning letter that can trigger consumer lawsuits, demand a product recall, or even work with the Department of Justice to bring a criminal action. Our operations could be harmed if new guidance or regulations require us to reformulate products or effect new registrations, if regulatory authorities make determinations that any of our products do not comply with applicable regulatory requirements, if the cost of complying with regulatory requirements increases materially, or if we are not able to effect necessary changes to our products in a timely and efficient manner to respond to new regulations. In addition, our operations could be harmed if governmental laws or regulations are enacted that restrict the ability of companies to market or distribute nutritional supplements or impose additional burdens or requirements on nutritional supplement companies.

Risks Related to our Operations in Israel

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

Our offices and management team are located in Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

The Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

Exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings.

Our reporting and functional currency is the U.S. dollar. Our revenues are currently primarily payable in U.S. dollars and we expect our future revenues to be denominated primarily in U.S. dollars. However, certain amounts of our revenues and expenses is also in NIS, GBP and Euro. As a result, we are exposed to the currency fluctuation risks relating to the recording of our expenses in U.S. dollars.

It may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors and the Israeli experts named in this Annual Report on Form 20-F in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts.

We are incorporated in Israel. All of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this Annual Report on Form 20-F.

Your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differ in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder of an Israeli company or a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company, or has other powers, has a duty of fairness towards the company. Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. companies.

Certain provisions of our amended and restated articles of association may be deemed to have an anti-takeover effect.

Certain provisions of our amended and restated articles of association may make a change in control of us more difficult to effect. Our amended and restated articles of association provide for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our shareholders. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent an attempt to change control of us, even though a change in control might be considered by our shareholders to be in their best interest.

Risks Related to Our Status as a Public Company and Ownership of our Ordinary Shares and Warrants

We incur significant increased costs as a result of operating as a public company. Our management is required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we subject to the reporting requirements of the Exchange Act, and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices.

Compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, our management and other personnel might need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of operating as a public company or the timing of such costs.

We believe that being a public company makes it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and skilled executive officers.

As a result of disclosure of information in our publicly-filed documents, our business and financial condition became more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be materially adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially adversely affect our business, financial condition and operating results.

Our internal control over financial reporting may not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business.

We are in the process of documenting our internal control procedures to satisfy the requirements of Section 404 (a) of the Sarbanes-Oxley Act, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. We are in the process of addressing our internal control over financial reporting and we will establish formal policies, processes and practices related to financial reporting and identify key financial reporting risks, including an assessment of the potential impact and linkage of those risks to specific areas and activities within our organization.

We are required to comply with the requirements of Sections 302 and 404 of the Sarbanes-Oxley Act, which require our management to certify financial and other information in our annual reports and will require that we provide an annual management report on the effectiveness of control over financial reporting. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first filing of an Annual Report on Form 20-F, i.e. beginning with our report for the year ended December 31, 2023. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We expect to comply with Section 404 of the Sarbanes-Oxley by the end of 2023.

As a public entity, we are required to complete our initial assessment in a timely manner. If we are not able to implement and document the necessary policies, processes and controls to mitigate financial reporting risks, we may not be able to comply with the requirements of Sections 404(a) in a timely manner or with adequate compliance. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in our company and the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if we were to report a material weakness in our internal control over financial reporting. This could materially adversely affect us and lead to a decline in the price of our securities.

Future sales of our Ordinary Shares and Warrants could reduce the market price of our Ordinary Shares and Warrants.

Substantial sales of our Ordinary Shares and Warrants on Nasdaq, may cause the market price of our Ordinary Shares and/or Warrants to decline. Sales by us or our security holders of substantial amounts of our Ordinary Shares and/or Warrants, or the perception that these sales may occur in the future, could cause a reduction in the market price of our Ordinary Shares and/or Warrants.

The issuance of any additional Ordinary Shares or any securities that are exercisable for or convertible into Ordinary Shares, may have an adverse effect on the market price of our Ordinary Shares and will have a dilutive effect on our existing shareholders and holders of Ordinary Shares.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although the Israeli Companies Law, 5759-1999, or the Companies Law, requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis (rather than on an aggregate basis), this disclosure will not be as extensive as that required of a U.S. domestic issuer. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

The estimates of market opportunity, market size and forecasts of market growth included in this Annual Report on Form 20-F and our other publicly filed documents may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity, size estimates and growth forecasts included in this Annual Report on Form 20-F and our other publicly filed documents are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. For example, several of the reports and data on which our estimates and forecasts are based rely on projections of consumer adoption and incorporate data from secondary sources, such as company websites as well as industry, trade and government publications.

Net revenue and operating results are difficult to forecast because they generally depend on the volume, timing and type of orders we receive, all of which are uncertain. We base our expense levels and investment plans on our estimates of total net revenue and gross margins using human judgment combined with our machine learning, natural language processing and data analytics. We cannot be sure the same growth rates, trends and other key performance metrics are meaningful predictors of future growth. If our assumptions and calculations prove to be wrong, we may spend more than we anticipate acquiring and retaining customers or may generate less net revenue per active customer than anticipated, any of which could have a negative impact on our business and results of operations.

In addition, as we enter a new consumer product markets in the future, we may initially provide discounts to customers to gain market traction, and the amount and effect of these discounts may vary greatly. No such discounts have been given to date.

Finally, we are evaluating our total addressable market with respect to new product offerings and new markets. These estimates of total addressable market and growth forecasts are subject to significant uncertainty, are based on assumptions and estimates that may not prove to be accurate and are based on data published by third parties that we have not independently verified. Even if the market in which we compete meets the size estimates and growth forecasted in this Annual Report on Form 20-F, our business could fail to grow at similar rates, if at all.

Our business is also affected by general economic and business conditions in international markets.

In addition, we experience seasonal trends in our business, and our mix of product offerings is highly variable from day-to-day and quarter-to-quarter. This variability makes it difficult to predict sales and could result in significant fluctuations in our net revenue from period-to-period. A significant portion of our expenses is fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net revenue. Any failure to accurately predict net revenue or gross margins could cause our operating results to be lower than expected, which could materially adversely affect our financial condition and share price.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a public company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Accordingly, our management team, as a whole, may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management, particularly from our chief executive officer, and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results and financial condition.

As of December 31, 2022, our principal shareholders, officers and directors beneficially owned approximately 66.13% of our outstanding Ordinary Shares and as such they will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of December 31, 2022, our principal shareholders, officers and directors, in the aggregate beneficially owned approximately 66.13% of our outstanding Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendment of our articles of association and approval of significant corporate transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

We are an emerging growth company and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Ordinary Shares and Warrants less attractive to investors.

We are an emerging growth company and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

●	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

●	permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies;

●	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 20-F; and

●	exemptions from the requirements of holding non-binding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage some or all of these and other exemptions until we are no longer an “emerging growth company”. We could be an emerging growth company up to the end of the fiscal year in which the fifth anniversary of the completion of our IPO, or 2027, although we expect to not be an emerging growth company sooner. Our status as an emerging growth company will end as soon as any of the following take place:

●	the last day of the fiscal year in which we have more than $1.235 billion in annual revenue;

●	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

●	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

●	the last day of the fiscal year ending after the fifth anniversary after we become a public company.

We cannot predict if investors will find our Ordinary Shares or Warrants less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our Ordinary Shares or Warrants less attractive because we rely on any of these exemptions, there may be a less active trading market for our Ordinary Shares and/or Warrants and the market price of our Ordinary Shares and/or Warrants may be more volatile.

In addition, under the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption and, as a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

Even after we no longer qualify as an emerging growth company, we may qualify as a “smaller reporting company”, which would allow us to take advantage of many of the same exemptions from disclosure requirements (excluding the exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act) and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. However, as a foreign private issuer we are not eligible to use the requirements for smaller reporting companies unless we use the forms and rules designated for domestic issuers and provide financial statements prepared in accordance with U.S. generally accepted accounting principles. We cannot predict if investors will find our Ordinary Shares and/or Warrants less attractive because we may rely on either of these exemptions. If some investors find our Ordinary Shares and/or Warrants less attractive as a result, there may be a less active trading market for our Ordinary Shares and/or Warrants and our share price may be more volatile.

The market price of our Ordinary Shares and/or Warrants may be volatile. Market volatility may affect the value of an investment in our Ordinary Shares and/or Warrants and could subject us to litigation.

Technology shares have historically experienced high levels of volatility. There has been and could continue to be significant volatility in the market price and trading volume of equity securities. The market price of our Ordinary Shares and/or Warrants could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

●	actual or anticipated fluctuations in our financial condition and operating results;

●	the financial projections we may provide to the public, and any changes in projected operational and financial results;

●	addition or loss of significant customers;

●	changes in laws or regulations applicable to our products;

●	actual or anticipated changes in our growth rate relative to our competitors;

●	announcements of technological innovations or new offerings by us or our competitors;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

●	additions or departures of key personnel;

●	changes in our financial guidance or securities analysts’ estimates of our financial performance;

●	discussion of us or our share price by the financial press and in online investor communities;

●	reaction to our press releases and filings with the SEC;

●	changes in accounting principles;

●	lawsuits threatened or filed against us;

●	fluctuations in operating performance and the valuation of companies perceived by investors to be comparable to us;

●	sales of our Ordinary Shares by us or our shareholders;

●	share price and volume fluctuations attributable to inconsistent trading volume levels of our Ordinary Shares;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	changes in laws or regulations applicable to our business;

●	changes in our capital structure, such as future issuances of debt or equity securities;

●	short sales, hedging and other derivative transactions involving our shares;

●	the expiration of contractual lock-up periods;

●	other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and

●	general economic and market conditions.

Furthermore, in recent years, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, and technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our Ordinary Shares or Warrants.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could also harm our business.

Our investors’ ownership in the Company may be diluted in the future.

In the future, we may issue additional authorized but previously unissued equity securities, resulting in the dilution of ownership interests of our present shareholders. Furthermore, we may issue equity awards to management, employees and other eligible persons in the future under our 2022 Incentive Option Plan, or our 2022 Incentive Plan. Additional Ordinary Shares issued by us in the future will dilute an investor’s investment in the Company. In addition, we may seek shareholder approval to increase the amount of the Company’s authorized shares, which would create the potential for further dilution of current investors.

Our amended and restated articles of association provide that, unless we consent to an alternative forum, the federal district courts of the United States shall be the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our shareholders’ ability to choose the judicial forum for disputes with us, our directors, shareholders, or other employees. In addition, the agreements governing the Warrants provide that disputes shall be brought in the state and federal courts sitting in the City of New York, Borough of Manhattan, and that a claim under the U.S. federal securities laws may be made in any federal district court.

Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and our shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provision. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provision of our articles of association.

Similarly, the agreements governing the Warrants provide that, and by purchasing Warrants in our IPO, investors agreed that, all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Warrant (whether brought against a party hereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York, irrevocably submit to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any such dispute and irrevocably waive, and agree not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. The warrant agent agreement has similar provisions with respect to the Company and the warrant agent. The agreement governing the Warrants and the warrant agent agreement provide that the foregoing provisions do not limit or restrict the federal district court in which a party may bring a claim under the U.S. federal securities laws.

However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits, or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents and similar agreements has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provision in our articles of association or the agreements governing the Warrants. If a court were to find the exclusive forum provision contained in our articles of association or the agreements governing the Warrants to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations.

Although we believe the exclusive forum provision benefit us by providing increased consistency in the application of U.S. federal securities laws, the Companies Law, or New York law, as applicable, in the types of lawsuits to which they apply, such exclusive forum provision may limit a shareholder’s ability to bring a claim in the judicial forum of their choosing for disputes with us or any of our directors, shareholders, officers, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers, or other employees.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our Ordinary Shares or Warrants adversely, the trading price or trading volume of our Ordinary Shares could decline.

The trading market for our Ordinary Shares and Warrants will be influenced in part by the research and reports that securities or industry analysts may or may not publish about us, our business, our market or our competitors. If one or more of the analysts do not publish research about us or initiate research with an unfavorable rating or downgrade our Ordinary Shares, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, the market prices of our Ordinary Shares would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our Ordinary Shares to decline.

FINRA sales practice requirements may limit a shareholder’s ability to buy and sell our Ordinary Shares.

The Financial Industry Regulatory Authority, Inc., or FINRA, has adopted rules requiring that, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative or low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA has indicated its belief that there is a high probability that speculative or low-priced securities will not be suitable for at least some customers. If these FINRA requirements are applicable to us or our securities, they may make it more difficult for broker-dealers to recommend that at least some of their customers buy our Ordinary Shares, which may limit the ability of our shareholders to buy and sell our Ordinary Shares and could have an adverse effect on the market for and price of our Ordinary Shares.

We may become a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2022, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC. See “Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

As a public company in the United States, our management is required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements.

As a public company in the United States, we incur additional significant accounting, legal and other expenses that we did not incur before the offering. We also incurred costs associated with corporate governance requirements of the SEC, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. These rules and regulations increased our legal and financial compliance costs, introduced new costs such as investor relations, stock exchange listing fees and shareholder reporting, and made some activities more time consuming and costly. The implementation and testing of such processes and systems required us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

General Risk Factors

If we are not able to attract and retain highly skilled managerial, technical and marketing personnel, we may not be able to implement our business model successfully.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management. We are highly dependent upon our senior management as well as other employees and consultants. Our management team must be able to act decisively to apply and adapt our business model in the rapidly changing markets in which we will compete. In addition, we will rely upon technical employees or third-party contractors to effectively establish, manage and grow our business. Consequently, we believe that our future viability will depend largely on our ability to attract and retain highly skilled managerial, sales and technical personnel. In order to do so, we may need to pay higher compensation or fees to our employees or consultants than currently expected and such higher compensation payments may have a negative effect on our operating results. Competition for experienced, high-quality personnel in the digital video and data transfer technologies field is intense. We may not be able to hire or retain the necessary personnel to implement our business strategy. Our failure to hire and retain quality personnel on acceptable terms could impair our ability to develop new products and services and manage our business effectively.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We have engaged in various acquisitions and may continue to evaluate various acquisition opportunities and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

●	increased operating expenses and cash requirements;

●	the assumption of additional indebtedness or contingent liabilities;

●	the issuance of our equity securities;

●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

●	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

●	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and marketing approvals; and

●	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

We are subject to certain U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase over time. We can be held liable for the corrupt or other illegal activities of our personnel, agents or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

Our business and operations might be adversely affected by security breaches, including any cybersecurity incidents.

We depend on the efficient and uninterrupted operation of our computer and communications systems, and those of our consultants, contractors and vendors, which we use for, among other things, sensitive company data, including our intellectual property, financial data and other proprietary business information.

While certain of our operations have business continuity and disaster recovery plans and other security measures intended to prevent and minimize the impact of IT-related interruptions, our IT infrastructure and the IT infrastructure of our consultants, contractors and vendors are vulnerable to damage from cyberattacks, computer viruses, unauthorized access, electrical failures and natural disasters or other catastrophic events. We could experience failures in our information systems and computer servers, which could result in an interruption of our normal business operations and require substantial expenditure of financial and administrative resources to remedy. System failures, accidents or security breaches can cause interruptions in our operations. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur regulatory investigations and redresses.

Even though we believe we carry commercially reasonable business interruption and liability insurance, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. For example, we are not insured against terrorist attacks or cyberattacks. Any natural disaster or catastrophic event could have a significant negative impact on our operations and financial results.

Sales of a significant number of our Ordinary Shares in the public markets or significant short sales of our Ordinary Shares, or the perception that such sales could occur, could depress the market price of our Ordinary Shares and impair our ability to raise capital.

Sales of a substantial number of our Ordinary Shares or other equity-related securities in the public markets, could depress the market price of our Ordinary Shares. If there are significant short sales of our Ordinary Shares, the price decline that could result from this activity may cause the share price to decline more so, which, in turn, may cause long holders of the Ordinary Shares to sell their shares, thereby contributing to sales of Ordinary Shares in the market. Such sales also may impair our ability to raise capital through the sale of additional equity securities in the future at a time and price that our management deems acceptable, if at all.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

In December 2017, Smart Repair Pro, a California corporation, was founded by our Chief Executive Officer, Viki Hakmon, and began operating in June 2019. Following its acquisition of the KnifePlanet brand, Smart Repair Pro began selling the KnifePlanet brand on Amazon, using the FBA model. In August 2019, Smart Repair Pro acquired the CC-Exquisite store, which owns the DARTS® brand.

In April 2020, Purex was incorporated in California for the purpose of purchasing an online store. At that time, Purex was 100% owned by affiliates of Mr. Hakmon.

In October 2020, Medigus Ltd., or Medigus, a publicly traded company (Nasdaq: MDGS) incorporated under the laws of the State of Israel, entered into a share purchase agreement to acquire 50.01% of Smart Repair Pro and 50.03% of Purex. This acquisition closed on January 4, 2021.

In March 2021, Jeffs’ Brands was formed as a wholly owned subsidiary of Medigus.

In April 2021, Top Rank, an Israeli company, was formed as a wholly owned subsidiary of Jeffs’ Brands. On May 10, 2021, pursuant to the Stock Exchange and Plan of Restructuring Agreement, or the SEA, entered into by and between the Company, Medigus and Mr. Hakmon, Purex and Smart Repair Pro became wholly-owned subsidiaries of Jeffs’ Brands. Pursuant to the SEA, Medigus and Mr. Hakmon, as shareholders of Smart Repair Pro and Purex, contributed all of the equity interests they owned in Smart Repair Pro and Purex to Jeffs’ Brands in exchange for Ordinary Shares, or the Contribution Transactions. Following the closing of the Contribution Transactions pursuant to the SEA, Jeffs’ Brands held all of the outstanding shares of Smart Repair Pro and Purex, Medigus held 50.03% of the outstanding Ordinary Shares and Mr. Hakmon, our Chief Executive Officer, held the remaining 49.97% of our outstanding Ordinary Shares. Mr. Hakmon’s affiliates, who were minority shareholders of Smart Repair Pro and Purex, transferred all their holdings in Smart Repair Pro and Purex to Mr. Hakmon, effective immediately prior to the Contribution Transactions pursuant to a Share Transfer Deed dated May 10, 2021.

The result of the Contribution Transactions is reflected in the following diagram:

We, including through our subsidiaries, manage six online brands which are marketed and sold to consumers in the United States and on EU market. Our strategy is to achieve organic growth and profitability by improving the profitability of new and existing stores using sophisticated analytical tools to achieve supply chain and inventory management optimization, identifying and purchasing of brands with high growth potential. Expanding to new geographic regions, for existing products, development of new products and new private label brands. We have completed processes with Amazon, which allow us to open our stores for sale to consumers in the United Kingdom, Germany, France, Spain, Italy and Australia.

Our principal executive offices are located at 7 Mezada Street, Bnei Brak, Israel 5126112. Our telephone number in Israel is +972-3-7713520. Our website address is www.jeffsbrands.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report on Form 20-F, and the reference to our website in this Annual Report on Form 20-F is an inactive textual reference only.

Puglisi & Associates is our agent in the United States and its address is 850 Library Avenue, Suite 204, Newark, Delaware 19711. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

For years ended December 31, 2022 and 2021, our capital expenditures were $42 thousand and $1 thousand, respectively. Our current capital expenditures are primarily for equipment, computers, software and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

On August 30, 2022, we completed our IPO pursuant to the Company’s registration statement on Form F-1 (Registration No. 333- 262835) originally filed with the SEC on February 18, 2022, which was declared effective by the SEC on August 25, 2022, of (A) 3,717,473 Units, at a public offering price of $4.16 per Unit, with each Unit consisting of one Ordinary Share and one Warrant to purchase one Ordinary Share, at an initial exercise price of $4.04 per Ordinary Share (and an exercise price of $2.02 following the Exercise Price Adjustment), (B) Underwriter’s Warrants to purchase up to 185,873 Ordinary Shares, at an exercise price of $5.20 per Ordinary Share, and (C) Warrants to purchase up to 425,912 Ordinary Shares issued to the Underwriter pursuant to its over-allotment option. The Ordinary Shares and Warrants were immediately separable from the Units and were issued separately.

Our Ordinary Shares and Warrants began trading on the Nasdaq Capital Market on August 26, 2022 under the symbols “JFBR” and “JFBRW,” respectively. The Company received net proceeds of $13.4 million, after deducting underwriting discounts and commissions and other estimated offering expenses.

On September 7, 2022, the Company’s volume weighted average stock price was less than the exercise floor of $4.04 for the Warrants. Accordingly, effective after the closing of trading on November 28, 2022 (the 90th calendar day immediately following the issuance date of the Warrants), the Warrants were adjusted pursuant to their terms, including, but not limited to, to adjust the exercise price of the Warrants to $2.02. In addition, in connection with the Exercise Price Adjustment, the Company issued Additional Warrants to purchase up to 2,824,525 Ordinary Shares to Qualified Holders (as defined in the Warrant)

B.	Business Overview

We are an e-commerce CPG company, operating primarily on Amazon. We were incorporated in Israel in March 2021, under the name Jeffs’ Brands Ltd, to serve as the holding company of three other e-commerce companies, Smart Repair Pro, Purex, and Top Rank, that operate online stores for the sale of various consumer products on Amazon online marketplace, utilizing the FBA model. Under the FBA model, sellers’ products are stored in Amazon fulfillment centers in order to take advantage of Amazon’s fulfillment infrastructure and allow their products to be eligible for Amazon promotional activities, including free shipping to Prime subscribers. These products are subject to the same inventory control, fulfillment and shipping processes as Amazon owned products; and for multiple item shipments are included in the same box as Amazon owned inventory. As of the date on this Annual Report on Form 20-F, we have five wholly-owned subsidiaries: Smart Repair Pro, Purex, Top Rank , Fort and Jeffs’ Brands Holdings.

In addition to executing the FBA business model, we utilize A.I. and machine learning technologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, and for maximizing sales of existing proprietary products. We also use our own skills, know-how and profound familiarity with Amazon algorithm and all the tools that the FBA platform FBA has to offer. In some circumstances we scale the products and improve them.

Our Stores, Brands and Products

As of the date of this Annual Report on Form 20-F:

●	Smart Repair Pro operates three stores on Amazon, which sell 12 products under the KnifePlanet, CC-Exquisite and PetEvo brands. Under the KnifePlanet brand, we offer a complete premium stone knife-sharpening sets, sharpeners and nonslip rubber bases. Under the CC-Exquisite brand, we offer professional steel-tip dart sets. Under the PetEvo brand, we offer car door pet scratches protectors;

●	Jeffs’ Brands operates one store on Amazon, which sells six products under the Whoobli brand. Under the Whoobli brand, we offer punching bag sets, including adjustable stands and boxing gloves, and party supply kits for children;

●	Purex operates one store on Amazon, which sells one product under the Zendora brand used for filtering and purifying air in vehicles;

●	Top Rank operates one store on Amazon, which sells six products under the Wellted brand. Under the Wellted brand, we offer reusable, self-cleansing pet hair removers for cats and dogs;

●	Jeffs’ Brands Holdings, owns a minority interest in SciSparc Nutraceuticals Inc., or SciSparc U.S., a majority-owned subsidiary of SciSparc Ltd., or SciSparc, that owns and operates Wellution, an Amazon food supplements and cosmetics brand; and

●	Fort, a company that sells pest control products primarily through Amazon.uk.

As of the date of this Annual Report on Form 20-F, our material stores on the Amazon platform, brands and products consist of the following:

Whoobli Store

Our revenues from sales on the Whoobli store for the year ended December 31, 2022 were approximately $3,319 thousand, or 56.6%, of our total revenues for such period.

The Whoobli store sells the following products:

1.	Whoobli Adjustable Kids Punching Bag with Stand (for 3-10 year olds);

2.	Whoobli Ninja Inflatable Kids Punching Bag;

3.	Whoobli Unicorn Birthday Party Supplies (Serves 16);

4.	Whoobli Mermaid Party Supplies (Serves 16);

5.	Whoobli Dinosaur Party Supplies (Serves 16); and

6.	Whoobli Construction Birthday Party Supplies (Serves 16).

KnifePlanet Store

Our revenues from sales on the KnifePlanet store for the year ended December 31, 2022 were approximately $2,070, or 35.3%, of our total revenues for such period.

The KnifePlanet store sells the following products:

1.	CC-Exquisite Professional Steel Tip Darts Set. This darts set contains brass barrels with 12 flights, 12 aluminum shafts, 12 o-rings, dart tool, dart sharpener and case;

2.	Premium Knife Sharpening Stone Set. This knife sharpening stone set includes dual-grit wet stone kit has high-density single whetstones with different coarseness masterfully developed on both sides of the same water stone;

3.	Coarse Flattening Stone. This is a flattening stone to flatten sharpening stones and whetstones;

4.	Whetstone Knife Sharpening Stone Set. This is a deluxe high-density dual-grit wet sharpener waterstone for knives complete with angle guide and non-slip base for chef level results (blue with bamboo base);

5.	Premium Whetstone Set. This set contains dual grit stone bamboo base, leather honing strop, leather razor strop, compound and honing guide;

6.	Leather Strop and Stropping Compound Set. This is a complete knife strop block kit for sharpening knives and chisels with green & white honing compounds for chef level results;

7.	Whetstone Knife Sharpening Stone Set. This is a high-density dual-grit wet sharpener waterstone for knives complete with honing guide, premium holder base and angle tool for chef level results;

8.	Honing Guide and Angle Tool Set. This is a chisel sharpening jig & knife sharpener angle toolkit for all knives and wood chisels 1/8” to 1-7/8”, hand planer blades 1-3/8”;

9.	CC-Exquisite Professional Steel Tip Darts Set. This darts set contains steel barrels with 20 flights standard, 12 aluminum shafts 35/48mm, 12 o-rings, dart sharpener and case;

10.	CC-Exquisite Dart Caddy. This is a wooden dart caddy;

11.	Car Door Protector | Set of 2. This car door protector fits any vehicle and is anti-scratch waterproof, safe for large dogs; and

12.	Whetstone Knife Sharpening Stone Set. This stone set is a deluxe high-density dual-grit wet sharpener waterstone for knives with angle guide and non-slip base for chef level results (red and green).

Our Customers

Our customers are primarily individual online consumers who purchase our products primarily on the Amazon U.S. and Amazon EU marketplaces, which contributed to our increase in sales year over year.

In 2022 and 2021, approximately 95% to 100% of our revenue was through or with Amazon sales platform.

Like any other e-commerce business, we are affected by the high season shopping, which is from October through December. Our business model is to take into consideration this sales cycle and introduce new products right before high season.

Our Competitive Strengths

We believe that our competitive strengths include:

●	Senior and experienced management team;

●	Sophisticated know-how regarding use of data analysis technology platforms;

●	Strong logistical capabilities, using sophisticated BI tools to optimize the supply chain management;

●	Strong proactive approach in purchasing new brands and active stores with law performance and high potential growth; and

●	Procurement of well targeted products.

We believe that these strengths, as further described below, differentiate us from our competitors and provide us with numerous advantages:

●	Senior and experienced management team: We are led by Mr. Viki Hakmon, our Chief Executive Officer. Mr. Hakmon has vast experience in the retail markets, having served in various capacities over the past 25 years, 15 of which were in U.S. markets. Mr. Hakmon also has a profound understanding and knowledge of developing and discovering products and leveraging their growing market demand.

Mr. Naor Bergman, our Chief Operating Officer, is responsible for all the operations and logistics of our business. Prior to joining the Company, Mr. Bergman established and led Amazon’s FBA logistics and warehousing department at Unicargo Global Logistic Ltd. and was part of the management team that transformed Unicargo to become a leader in the field of outsourcing Amazon’s FBA warehousing.

In October 2022, we hired Mr. Ronen Zalayet as our Chief Financial Officer effective October 24, 2022. Mr. Zalayet has over 20 years of experience working in financial leadership positions in private and public companies, including in growing fintech and technology companies. Mr. Zalayet holds a B.A. in Economics and Accounting and an MBA from Tel Aviv University, Israel, and is a certified public accountant in Israel.

●	Sophisticated know-how of data analysis technology platforms: We believe our use of research data and deep analysis software tools enables us to successfully identify new product opportunities, execute a fast and efficient procurement process and offer and sell our goods at a competitive yet lucrative price. Our deep knowledge of analyzing Amazon is one of our company’s key competitive advantages in the fast-changing online CPG market. We are able to identify product opportunities, including relevant product specifications, based on consumer preferences, product trends and attributes and competitive landscape analysis. We also have profound familiarity with Amazon’s algorithm and all the tools that its FBA platform has to offer.

●	Strong logistical capabilities, using sophisticated BI tools to optimize the supply chain management: Our logistical capabilities were formulated prior to the establishment of our Company. We view the logistical aspect of our business as a main and important factor to our success and we work hard to achieve it. Every product opportunity that we encounter is handled with strong and efficient logistical tools and no opportunity will be neglected due to lack of logistical capabilities or low profitability.

●	Strong proactive approach in purchasing new brands and active stores with law performance and high potential growth: Our goal-oriented team consists of people with a combined business experience and Amazon’s knowledge, along with a competitive culture and attitude, which allow us to identify low performance brands with high growth potential. We believe in our improvement capabilities to increase brands sales and profitability.

●	Procurement of well targeted products reduces risk and costs: We believe our approach of identifying products, procuring and handling all logistics fast and efficiently and selling products when they are most desirable reduces risks of not reaching sales targets and also reduces the cost of brand development and the process of introducing a new product to the market. We believe a company like ours should only move forward with products following thorough market research and analysis. We do not proceed before that, hence, we believe allowing us to sell products that the market is already looking for.

Searching and Identifying +	Purchasing +	Selling and Shipping

Industry Overview and Market Opportunity

The e-commerce market is expected to continue growing. According to analysis published by technavio in December 2022, the e-commerce market is estimated to grow at a compound annual growth rate, or CAGR, of 27.15% from 2022 to 2027. The size of the market is forecast to increase by approximately $12,952 billion. The growth of the market depends on several factors, including the advantages of e-commerce platforms, advanced targeting options, and the rise in online spending and smartphone penetration. One of the key factors driving growth in the e-commerce market is the advantages of e-commerce platforms. The growth of the global e-commerce market is fueled by the shift of consumers to e-commerce platforms. Online shopping portals not only offer a wide range of B2C online shopping products, but also a convenient experience. The entry of offline merchants into the online platform is also shaping the business to consumer, or B2C, e-commerce market, which is expected to grow significantly during the forecast period. Therefore, according to Technavio the aforementioned benefits of e-commerce platforms will focus on the growth of the market during the forecast period.

We believe, this new normal creates a huge opportunity for e-commerce players, such as Jeffs’ Brands, which has the capability to respond to the current demand.

Moreover, Amazon, which is the primary platform that our business is based on, continues to rise and grow. In 2022, Amazon’s sales were approximately: $356.1 billion in the United States; $33.6 billion in Germany; $30 in the U.K.; $24.4 in Japan; and $69.8 in rest of the world. Amazon’s sales, however, are not necessarily indicative of our current or future sales, as Amazon sells vast and varied quantities of products on its platforms, whereas we sell only a limited quantity of products on Amazon and are not otherwise affiliated with Amazon. While our sales represent a small fraction of the sales on Amazon, we believe that Amazon provides us with a unique opportunity to grow our sales.

Annual Net Sales of Amazon in Selected Leading Markets from 2014 to 2022 (in billion U.S. dollars)

Source: Statista — Annual net sales of Amazon in selected leading markets from 2014 to 2022

Note that Amazon’s net sales presented in this chart are not necessarily indicative of our current or future sales.

Annual Sales of Amazon 2004 to 2022 (in billion U.S. dollars)

Source: Statista, Projected global revenue of Amazon from 2004 to 2022

Note that Amazon’s sales presented in this chart are not necessarily indicative of our current or future sales.

We believe that doing business in the online consumer product market requires a profound understating of material trends and factors impacting the market and this can only be done by analyzing massive amounts of data. Adopting new business models that are using high-end technologies for data analysis is considered by us as the only competitive way to succeed in this market. We see our data driven approach combined with our other capabilities and advantages as our strengths in succeeding in this market.

Many CPG companies have yet to evolve and adopt new technology, especially in the wake of COVID-19

According to Boston Consulting Group (BCG) in CPG Companies Face an E-Commerce Tsunami, (July 2020) and How CPG Companies Can Catch Up as Online Sales Take Off (February 2019), large CPG companies continue to lag in e-commerce, presenting weaker performance in the online arena than they do in brick-and-mortar stores. Especially in the wake of the COVID-19 pandemic, CPG companies are facing a radically, permanently and less familiar sales environment. If these companies wish to succeed, they must nurture and adopt new business approaches and strategies and partnerships. BCG forecasts that CPG companies that are unable to move quickly and nimbly to change the way they view and respond to a changing sales environment, will find themselves struggling to survive.

Even before COVID-19 hit the global markets, the traditional brick-and-mortar CPG industry has been slow to react to changing consumer needs in the digital age.

BCG also notes that CPG companies have generally been slow to devote significant resources to e-commerce for several reasons, including that online sales have not taken off as quickly in CPG as they have in other categories, such as books and consumer electronics. According to the article posted by Nielsen, titled “E-Commerce Measurements a Comprehensive View of Online Sales and Shopper Behavior”, the online channel accounted for 5% of overall CPG sales, with penetration varying by product category. In the article titled “Online CPG Sales in the US are Booming But There’s Still Room for Growth, February 2021” posted by Nielsen, approximately 8.5% of revenues in the pet care category, for example, came from online sources, while the revenue attributable to household care was just about 7.4%. Given the relatively slow takeoff in most categories, companies have simply not been forced to adapt as quickly in the CPG space as they have in some other sectors. In addition, slow growth in the CPG industry in general has created financial pressure on companies, including the need to cut costs. As a result, CPG players have not had the financial flexibility to direct major energy and resources to the small — but fast growing — e-commerce channel.

We see this gap in adopting the needed technology and strategies by CGPs as a great opportunity for us. The competitive landscape allows us to take advantage of our unique capacities to capture the massive opportunity that the e-commerce market has to offer. We do that by better understanding what consumers are looking for in real time and by making our products visible to consumers at the relevant virtual shelves and at extremely valuable costs.

Amazon’s algorithm is a crucial factor in the success of CPG companies, and we believe we have a profound understating of it

According to BCG, top-selling brands on Amazon, often differ significantly from top sellers in brick-and-mortar stores. We believe this highlights how distinct Amazon’s market is and how critical it is for CPG companies to understand how Amazon algorithms drive traffic.

We believe our way of analyzing and understanding the consumer trends, searches and preferences enable us to react in the most optimum way. We ensure the availability of the most desired products on the market and we leverage it from buying to selling the product. We are able to do that by analyzing the data and to react to the insights we generate of it in the fastest way possible to us.

Our unique process

We believe in a 3-phase process of our business lifecycle:

Phase I: Search and Identification	Our sophisticated, know-how use of an advanced software, enables us to search and identify high value products. This analysis includes product history, client trends, etc.
Phase II: Acquisition of identified products	We then quickly and efficiently acquire identified products using our strong logistical capacities.
Phase III: Sell and Ship	We then sell the most desired products to our consumers, maximizing our positioning for high profitability (with minimal marketing required, offering the optimum price being both lucrative and competitive).

Below are recent examples of products that were identified by our process and offered to consumers, which significantly contributed to our increase in sales year over year:

Product Name and Description	Illustration
The Whoobli Store offers the Whoobli punching bag, adjustable stand and boxing gloves for children aged 3-8 years old.
The KnifePlanet Store offers a complete premium stone knife-sharpening set, which includes flattening stone, bamboo base, and two nonslip rubber bases.
The Wellted Store offers the Pet Hair Remover for cats and dogs. It’s reusable, self-cleansing and includes a brush for cleaning furniture, carpets, clothing, car seats, etc.
The CC-Exquisite Store offers CC-exquisite professional steel-tip darts sets.
The PetEvo Store offers car door protectors in sets of two that fit any vehicle and protects from pet scratches and is also waterproof.

Strategy

Growth Strategy

The key elements of our growth strategy include:

●	High-end search and identification of high value products and their markets;

●	Frequent introduction of new products to our customers in various geographical markets;

●	Effective use of our competitive advantage — our know-how uses of software-based technology;

●	Leverage of our logistical capabilities and knowledge to reduce costs and increase purchasing power; and

●	Continued monetarization of our competitors to ensure we maintain our competitive differentiation and advantages.

Acquisition Strategy

Our growth, as described above, will be generated mainly by our strategic acquisition of high demand products. We also intend to supplement our acquisitions by growing our logistical capabilities, which we believe will bolster our competitive advantage. We recently completed the acquisition of two Amazon marketplace brands. In March 2023, we completed the acquisition of Fort, a company that sells pest control products, and in March 2023, we completed the acquisition of approximately 49% (subject to a hold back) of the issued and outstanding shares of common stock  of SciSparc U.S., a company that operates and owns the Wellution brand.

We also intend to pursue growth through strategic acquisitions of digital brands that have the potential to be efficiently and quickly integrated into our line of business and generate successful results. When examining new potential product categories and potential acquisition targets, we use AI analysis-based technology platform combined with our experienced assessment of the risks and costs.

We intend to execute on acquisitions when all the relevant factors and criteria fit our goals and business aspirations. We will target businesses that have built significant market share. We will aim for products with strong unit economics and high product quality. These products will also have to achieve significant positive customer reviews and high search ranking for relevant key words and are in product categories where frequent product improvement is not required.

We believe that acquisitions fitting the above criteria will contribute our revenue growth and operational efficiency, while reducing the risk involved in executing our process.

Intellectual Property

As of April 10, 2023, we owned 13 trademarks: KnifePlanet, CC-Exquisite, Zendora, Whoobli, PetEvo, Wellted, Roshield, Entopest, Rempro, Birdgo, ProPest, Topperama and Seaheaven.

Competition

The consumer goods and e-commerce market is a highly competitive environment. Our competitive landscape consists of various types of companies such as: traditional and non-traditional consumer good companies; discount stores; traditional retailers; independent retail stores; the online platforms of these traditional retail competitors; and e-commerce companies.

Among CPG companies, our competitors include: Thrasio Holdings, Inc.; Aterian, Inc. (Nasdaq: ATER); Amazon; Helen of Troy Ltd., Newell Brands (Nasdaq: NWL); Frigidaire Appliance Company; and Trademark Global Inc. Despite the seemingly harsh competitive landscape, we believe that our technology and experience enable us to successfully compete and achieve our financial goals.

Category	Companies
Main competition	Thrasio Holdings, Inc., Aterian, Inc. (Nasdaq: ATER)

Other CPG competitors	Helen of Troy Ltd., Newell Brands (Nasdaq: NWL), Frigidaire Appliance Company, Trademark Global Inc., and other CPG players who are operating on Amazon

We believe that our competitive advantages include:

●	Senior and experienced management team;

●	Strong logistical capabilities;

●	Skillful use of sophisticated data analytics software;

●	Fast and proactive approach to changes in the market; and

●	Well targeted products which we believe reduces risk and costs.

Development

After executing our procurement process and owning new products and brands, we then invest in additional development of the procured products. Our development is focused on upgrading the existing products and/or adding additional value and features to them, such as additional colors or shapes, new design or version. Our developments remain within the product history ranking and overviews on Amazon, hence, the upgraded products are being promoted under the same brand and its positioning on Amazon.

An example of such product development are the new parts added to our KnifePlanet product:

Third-Party Manufacturing and Logistics

Our products are currently produced by third party manufacturers in China and the United Kingdom pursuant to manufacturing agreements. These agreements generally provide that the manufacturers will manufacture and deliver to us the relevant products in accordance with our orders and subject to our timely payment. The manufacturing services under such contracts are on a non-exclusive basis, provided, however, that the manufacturers are not allowed to manufacture or supply the manufactured product to any third party. The products manufactured thereby are subject to our successful completion of testing and assembly checks before shipment. We may terminate these contracts at any time with an advance notice. We have strong and long-term relationships with these manufacturers and we believe we have a safe and stable supply chain.

As of the date of this Annual Report on Form 20-F, we use third party warehouses to fulfill direct-to-consumer orders, through agreements or terms of services.

As of the date of this Annual Report on Form 20-F, we have warehousing and distribution agreements with four warehouses in the United States, one in Canada, one in the United Kingdom and one in Germany, which generally provide that the service provider will provide warehousing services at its warehousing facility and distribution services for our products. Through these third parties and until we have our own warehouses, we believe we can deliver products within two days of the order being placed on Amazon through ground shipment across approximately 95% of the U.S. market.

Marketing, Distribution Methods and Sales

We believe our marketing expenses are lower and more efficient than our competitors since we are only engaged with well established brands that are already familiar to many of our customers and potential customers on Amazon. In addition, we expect to hire managers to handle our digital marketing and advertising efforts.

With respect to distribution, we see logistics as a main and important consideration and we prioritize creating an effective and efficient distribution channel. Every product opportunity that we encounter will be handled with strong and efficient logistical tools and no opportunity will be left out due to lack of logistical capabilities or low profitability. Furthermore, we plan to own warehouses in the future in lieu of relying on Amazon or other third-party warehouses, which would improve our distribution channel.

Our sales phase, as further described above, is the third phase after a deep analysis is conducted by our software, identification and procurement process. Using the most advanced software, provides us with all the data needed to launch and to operate our Amazon brands in the highest levels. We believe that this knowledge will bring significant competitive advantages for our products. Our spending and approach on advertising is aimed to be as low as possible given the resources we spent prior to the actual sale on selecting the different products depending on the life cycle of products on our platform.

Government Regulation and Product Approval

We do not anticipate any significant problems in obtaining future required licenses, permits or approvals that are necessary to expand our business.

We are subject to a variety of U.S. federal, state and local laws, as well as international laws.

These laws are defining and governing the legal ways to process payments, consumer protection, the privacy of consumer information and other laws regarding unfair and deceptive trade practices.

The products sold by us in the U.S. are also subject to regulation in the United States by governmental agencies, including the U.S. Consumer Product Safety Commission, the Federal Trade Commission, United States Food and Drug Administration, and similar state and international regulatory authorities. We do not engage in the sale of illegal, unsafe, or other high-risk products that are restricted or strictly prohibited.

As necessary, our carriers impose additional restrictions on dangerous products. Our carriers require compliance with international air regulations, such as the International Air Transport Association (IATA) Dangerous Goods Regulations.

We are also subject to environmental laws, rules and regulations, including but not limited to California’s Proposition 65, Management of Hazardous Wastes Removed from Discarded Appliances and Lead Poisoning Prevention Act. We are subject to state and municipality regulations on plastic bag warning labels. Statements we make on labels, packages and advertisements are truthful, not deceptive or unfair, and evidence-based.

As required by applicable law, we list and register our products with the appropriate governmental authorities, and obtain necessary authorizations and approvals therefrom. We require that our foreign and domestic facilities engaged in manufacturing, processing, packing, or warehousing submit additional registration information, such as good manufacturing practice (GMP) and other related quality management requirements. We request certificates and clearances as proof of compliance with the existing laws and regulations. We also declare, certify and conduct testing in reputable or accredited testing laboratories. For some products, we set out written warranties in compliance with the mandatory requirements of the Magnuson-Moss Warranty Act.

Some chemicals pose perceived or real risks to the environment and human health. We require our products that contain chemicals regulated by the EPA to comply with certification reporting and other requirements of imposed by the EPA. Products with emission standards for formaldehyde from wood products are compliant with EPA and California Air Resources Board (CARB).

Moreover, on March 2021, we received an update from Amazon regarding a new EPA regulation. Following the new EPA regulation, Amazon categorized one of our products as a pesticide product. Amazon requires that pesticide products be filed with evidence of an EPA registration number and/or EPA establishment number or certification that the product is exempt from EPA regulation, otherwise the existing listing (of the product) may be subject to removal. The revenue from the sale of these products is immaterial to the Company and the Company does not currently expect to continue to sell such products on Amazon unless they can be sold absent these restrictions and will instead look to sell such products outside of Amazon.

We do not estimate any significant capital expenditures for environmental control matters either in the current fiscal year or in the near future.

We are also subject to regulations relating to our supply chain. For example, the California Transparency in Supply Chains Act requires retail sellers that do business in California to disclose their efforts to eradicate slavery and human trafficking in their supply chains. As part of our vendor qualification process, we review supplier’s operations with respect to compliance with applicable labor and workplace standards and other applicable laws, including laws prohibiting child labor, forced labor and unsafe working conditions.

Although we have not suffered any material restriction from doing business in the past due to government regulation, legal issues with potential implications may arise in the future as we expand our business.

From time to time, we dispose of obsolete inventory, which is disposed of or destroyed in compliance with applicable laws and regulations, such as extended producer responsibility (EPR) or product stewardship legislation.

China Government Regulation

Regulations Relating to Environmental Protection

China has adopted extensive environmental laws and regulations with national and local standards for emissions control, discharge of wastewater and storage and transportation, treatment and disposal of waste materials. At the national level, the relevant environmental protection laws and regulations include the Chinese Environmental Protection Law, the Chinese Law on the Prevention and Control of Air Pollution, the Chinese Law on the Prevention and Control of Water Pollution, the Chinese Law on the Promotion of Clean Production, the Chinese Law on the Prevention and Control of Noise Pollution, the Chinese Law on the Prevention and Control of Solid Waste Pollution, the Chinese Recycling Economy Promotion Law, the Chinese Law on Environmental Impact Assessment, the Administrative Regulations on the Levy and Use of Discharge Fees and the Measures for the Administration of the Charging Rates for Pollutant Discharge Fees. In recent years, the Chinese Government has introduced a series of new policies designed to generally promote the protection of the environment. For instance, on November 10, 2016, the General Office of the State Council has released the Implementing Plan for the Permit System for Controlling the Discharge of Pollutants, or the Plan. The Plan proposes the need of instituting a system for enterprises and public institutions to control their respective total amount of pollutants discharged, which shall be connected with the environmental impact assessment system organically. The Plan also stipulates that it is necessary to regulate the orderly issuance of pollutant discharge permits, to make a name list to manage the permission of pollutant discharge, to promote the administration of such permission system per industry and to impose severer administration and control over enterprises and public institutions located at such places where environment quality fails to reach relevant standards. Furthermore, the Plan requires that a national pollutant discharge permit management information platform shall be established by 2017 to strengthen the information disclosure and social supervision.

Regulations Relating to Intellectual Property Rights

Patents

Pursuant to the Patent Law of China and its implementation rules, patents in China fall into three categories, namely invention patent, utility model and design patent. Invention patent refers to a new technical solution proposed in respect of a product, method or its improvement; utility model refers to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product; and design patent refers to the new design of a certain product in shape, pattern or a combination of both and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the Patent Law of China, the term of patent protection starts from the date the patent was filed. Patents relating to inventions are effective for twenty years from the initial date the patent application was filed, and the term for utility model and designed patents is ten years from the initial date the patent application was filed. The Patent Law of China adopts the principle of “first to file,” which means where more than one person files a patent application for the same invention, a patent will be granted to the person who first filed the application.

Existing patents can become invalid or unenforceable due to a number of factors, including known or unknown prior art, deficiencies in patent application and lack of novelty in technology. In China, a patent must have novelty, innovation and practical application. Under the Patent Law of China, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or abroad or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is published after the filing date. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for a pharmaceutical invention 18 months after the application is filed, which may be shortened upon request by the applicant. The applicant must apply to the SIPO for a substantive examination within three years from the date the application is filed.

Article 20 of the Patent Law of China provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the SIPO for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the subject invention. This added requirement of confidential examination by the SIPO has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.

Patent Enforcement

Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons, or engagement in other infringement acts against patent rights, will subject the infringers to tortious liabilities. Serious offences may be subject to criminal penalties.

When a dispute arises as a result of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through consultation between them. However, if the dispute cannot be settled through consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the relevant patent administration authority under the SIPO. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. As in other jurisdictions, with one notable exception, the patent owner in China has the burden of proving that the patent is being infringed. However, if the owner of a manufacturing process patent alleges infringement of its patent, the alleged infringer has the burden of proving that it has not infringed. To our knowledge, there are no disputes as to our infringement of any third party’s patent.

Trade Secrets

According to the Anti-Unfair Competition Law of the China, the term “trade secrets” refers to technical information and business information that is unknown to the public, that has utility and may create business interest or profit for its legal owners or holders, and that is maintained as a secret by its legal owners or holders.

Under this law, business persons are prohibited from employing the following methods to infringe trade secrets: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as stealing, solicitation or coercion; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; or (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties in the amount of RMB 10,000 — 200,000. Alternatively, persons whose trade secrets are being misappropriated may file lawsuits in a Chinese court for loss and damages caused by the misappropriation.

The measures to protect trade secrets include oral or written agreements or other reasonable measures to require the employees of, or persons in business contact with, legal owners or holders to keep trade secrets confidential. Once the legal owners or holders have asked others to keep trade secrets confidential and have adopted reasonable protection measures, the requested persons bear the responsibility for keeping the trade secrets confidential.

Recently Issued Policies on the Protection of Intellectual Property Rights

On November 4, 2016, the Central Committee of the Communist Party of China and the State Council jointly issued a Guideline on Improving the Property Rights Protection System and Providing Law-based Protection to Property Rights, or the Guideline, effective on the date of its release. The Guideline proposes that the country will provide equal, comprehensive and law-based protection to all kinds of property rights and requires that the punishment of intellectual property rights violations should be strengthened and the limits on compensation for violating intellectual property rights laws should be increased. In addition, the Guideline proposes to explore the establishment of infringement punitive compensation system for such intellectual property rights as patent and copyright, including allowing for punitive damages for serious malicious tort. The Guideline also stipulates to perfect the foreign-related intellectual property rights enforcement mechanism, and strengthen the international cooperation in criminal case enforcement and investigation in foreign-related intellectual property crimes. On November 28, 2016, the Supreme People’s Court released the Implementation Opinions on Appropriately and Lawfully Handling Long-standing Historical Property Rights Cases and the Opinions on Giving Full Play to Judicial Functions to Enhance Judicial Protection of Property Rights, or the Opinions, effective on the date of their releases. The Opinions stipulate that, among others, efforts shall be made to crack down on intellectual property rights infringement and crimes in accordance with relevant laws and regulations, provide stronger judicial protection to intellectual property rights, introduce judicial interpretations and guiding cases in due time, promote the lawful application of the punitive compensation system, and impose severer punishments on chain-type and industrialized crimes against intellectual property rights.

Foreign Exchange Regulation

The Foreign Exchange Administration Regulations, most recently amended in August 2008, are the principal regulations governing foreign currency exchange in China. Under the Chinese foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. In contrast, approval from or registration with appropriate government authorities is required when Chinese Renminbi, or RMB, is converted into a foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not previously possible. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in China will be conducted by way of registration, and banks must process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

Under the Circular of the SAFE on Further Improving and Adjusting the Policies for Foreign Exchange Administration under Capital Accounts promulgated by the SAFE on January 10, 2014 and effective from February 10, 2014, administration over the outflow of the profits by domestic institutions has been further simplified. In principle, a bank is no longer required to examine transaction documents when handling the outflow of profits of no more than the equivalent of $50,000 by a domestic institution. When handling the outflow of profits exceeding the equivalent of $50,000, the bank, in principle, is no longer required to examine the financial audit report and capital verification report of the domestic institution, provided that it must examine, according to the principle of transaction authenticity, the profit distribution resolution of the board of directors (or the profit distribution resolution of the partners) relating to this profit outflow and the original copy of its tax record-filing form. After each profit outflow, the bank must affix its seal to and endorsements on the original copy of the relevant tax record-filing form to indicate the actual amount of the profit outflow and the date of the outflow.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. According to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises may be settled on a discretionary basis, meaning that the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of such discretionary settlement is temporarily determined as 100%. The RMB converted from the foreign exchange capital will be kept in a designated account, and if a foreign-invested enterprise needs to make further payment from such account, it still must provide supporting documents and go through the review process with the banks.

Furthermore, SAFE Circular 19 stipulates that the use of capital by foreign-invested enterprises must adhere to the principles of authenticity and self-use within the business scope of enterprises. The capital of a foreign-invested enterprise and capital in RMB obtained by the foreign-invested enterprise from foreign exchange settlement must not be used for the following purposes:

(1)	directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations;

(2)	directly or indirectly used for investment in securities, unless otherwise provided by relevant laws and regulations;

(3)	directly or indirectly used for granting the entrusted loans in RMB, unless permitted by the scope of business, repaying the inter-enterprise borrowing (including advances by the third party), or repaying the bank loans in RMB that have been sub-lent to the third party; and/or

(4)	paying the expenses related to the purchase of real estate that is not for self-use, except for the foreign-invested real estate enterprises.

On June 9, 2016, SAFE issued the Notice to Reform and Regulate the Administration Policies of Foreign Exchange Capital Settlement to further reform foreign exchange capital settlement nationwide.

Regulations Relating to Data Privacy and Security

Regulations, legislation or self-regulation relating to privacy, data collection and protection, e-commerce and internet advertising and uncertainties regarding the application or interpretation of existing or newly adopted laws and regulations, could harm our business and subject us to significant legal liability for non-compliance.

Our business is conducted through the internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel and elsewhere and may impede the growth our services. These regulations and laws may cover privacy, data collection and protection, location of data storage and processing, cybersecurity, e-commerce, content, use of “cookies”, pricing, advertising, marketing, distribution of products, consumer protection, taxation and online payment services.

For example, we collect, use, maintain and otherwise process certain data about consumers of our products, partners, candidates and employees, consultants, and leads . Our ability to collect, use, maintain or otherwise process personal data has been, and could be further, restricted by existing and new laws and regulations relating to privacy and data collection and protection, including the EU General Data Protection Regulation 2016/5679, or the GDPR, the Israeli Privacy Protection Law, 1981 and the regulations thereunder, or the Israeli Privacy Law, as well as other applicable laws, including in the United States. These laws and regulations generally define personal data or personal information to include identifying information such as full name, email address, physical address, phone number and others, as well as, location data and online identifiers, which are commonly used and collected parameters in digital advertising and, among other things, impose stringent user consent requirements and permit data subjects to request we discontinue using certain data. In addition, some countries are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services.

If we were found in violation of any applicable laws or regulations relating to privacy, data protection, or security, in any jurisdiction, including in jurisdictions where we operate remotely (such as by selling to shoppers residing in such jurisdictions), our business may be materially and adversely affected and we would be liable for any damages and regulatory fines and would likely have to change our business practices. In addition, these laws and regulations could impose significant costs on us and could constrain our ability to use and process data in manners that may be commercially desirable.

While it is generally the laws of the jurisdiction in which a business is located that apply, there is a risk that data protection regulators of other countries may seek jurisdiction over our remotely activities in locations in which we process data or serve shoppers but do not have an operating entity. Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that shopper data is only collected and processed in accordance with applicable local law. In addition, because our services are accessible  worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy and data protection laws, including in jurisdictions where we have no local entity, employees or infrastructure. In such cases, we may require additional legal review and resources to ensure compliance with any applicable privacy or data protection laws and regulations. In addition, in many jurisdictions there may in the future be new legislation that may affect our business and require additional legal review.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. For example, in the European Economic Area, or the EEA, we are subject to the GDPR, which imposes stringent operational requirements regarding, among others, data use, sharing and processing, data breach notifications, data subject rights, documentation, and cross-border data transfers for EEA entities as well as non-EEA entities that offer goods or services to, or monitor, individuals in the EEA. Failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR).

In addition to the GDPR, we are subject to the United Kingdom’s privacy regime, or the UK privacy laws, that imposes obligations and penalties similar to the GDPR including fines up to the greater of £17.5 million or 4% of global turnover. EEA and UK privacy laws are constantly developing, including through case law and regulatory guidance, which increases our compliance costs and regulatory exposure.

We are also subject to evolving EEA and the UK privacy laws on cookies, tracking technologies and e-marketing. In the EEA and the UK under national laws, derived from the Directive 2002/58 on Privacy and Electronic Communications, or the ePrivacy Directive, informed and freely given consent is required for the placement of cookies and similar technologies on shoppers’ devices, website users and imposes restrictions on electronic marketing. The GDPR and UK regime also impose conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents. If and when it comes into effect, proposed legislation known as the Regulation of Privacy and Electronic Communications, or the ePrivacy Regulation, would replace the current ePrivacy Directive, and significantly increase fines for non-compliance. Recent European court and regulatory decisions are driving increased attention to cookies and tracking technologies, which could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities.

Additionally, we are or may soon be subject to the California Consumer Privacy Act, or the CCPA, as amended by the California Privacy Rights Act, or the CPRA, which came into effect on January 1, 2020 and, imposes heightened transparency obligations, adds restrictions on the “sale” or “share” of personal information (which it defines broadly), and creates new data privacy rights for California residents and carries significant enforcement penalties for non-compliance. The California Attorney General enforces the CCPA and can seek an injunction and civil penalties up to $7,500 per intentional violation and $2,500 per other violation. The CCPA also provides California consumers a private right of action for certain data breaches where they can recover up to $750 per incident, per consumer or actual damages, whichever is greater, and which is expected to increase data breach litigation. The CCPA may require us to modify our data practices and policies and to incur substantial costs and expenses in order to comply. In addition, on November 3, 2020, California voters passed the CPRA into law, which took effect on January 1, 2023 with enforcement beginning on July 1, 2023. The CPRA also creates obligations with respect to certain data relating to consumers as of January 1, 2022. The CPRA will significantly modify the CCPA by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and create a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulation (for example, the Virginia Consumer Data Protection Act, or the VCDPA, that went into effect on January 1, 2023 and the Colorado Privacy Act, or the CPA, which will go into effect on July 1, 2023) that impose new privacy rights and obligations. Further, laws in all 50 states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. More generally, some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the US, including similar laws in other US states and a potential federal privacy law, all of which could increase our potential liability and adversely affect our business.

In addition, we are also subject to the Israeli Privacy Law, and its regulations, including the Israeli Privacy Protection Regulations (Data Security) 2017, or the Data Security Regulations, which came into effect in Israel in May 2018 and impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as the guidelines of the Israeli Privacy Protection Authority. In this respect, the Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. Failure to comply with the Israeli Privacy Law, its regulations and guidelines issued by the Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the Israeli Privacy Law, as the Israeli Privacy Protection Authority has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority that reveals certain irregularities with respect to our compliance with the Israeli Privacy Law, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

Any failure or perceived failure by our subsidiaries or by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or data security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our e-commerce platforms and websites. Further, public scrutiny of, or complaints about, technology and e-commerce platform companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology and e-commerce platform companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Recent Developments

Bonus Shares Issuance and Reverse Share Splits

On February 17, 2022, our board of directors approved the issuance of bonus shares (equivalent to a stock dividend) on a basis of 664.0547 (prior to adjustments for subsequent reverse share splits) Ordinary Shares for each Ordinary Share issued and outstanding as of the close of business on February 17, 2022 (provided that any fractional shares be rounded down to the nearest whole number), pursuant to which holders of our Ordinary Shares received 664.0547 (prior to adjustments for subsequent reverse share splits) Ordinary Shares for every one Ordinary Share held as of such date, resulting in an aggregate issuance by the Company of 6,630,547 (prior to adjustments for subsequent reverse share splits) Ordinary Shares on such date.

On May 3, 2022, our board of directors approved a 0.806-for-1 reverse split of our issued and outstanding Ordinary Shares, effective as of May 3, 2022, pursuant to which holders of our Ordinary Shares received .806 of an Ordinary Share for every one Ordinary Share held as of such date. The reverse stock split proportionally reduced the number of authorized share capital.

On June 16, 2022, our board of directors approved a 1-for-1.85 reverse split of our issued and outstanding Ordinary Shares, effective as of June 16, 2022, pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 1.85 Ordinary Shares held as of such date. The reverse stock split proportionally reduced the number of authorized share capital.

Unless the context expressly dictates otherwise, all references to share and per share amounts referred to herein give effect to the bonus shares issuance and the reverse share splits.

Expansion of Sales into New E-commerce Platforms

In November 2022, we entered into an agreement with Pure NJ Logistics LLC, or Pure Logistics, a U.S. based storage and logistics center, intended to support our plans to sell our brands’ products directly to consumers and launch new e-commerce platforms. The Company intends to offer fulfilled by merchant, or FBM, services in which instead of paying a service fee and providing shipping inventory to Amazon to fulfill sales, the seller uses its resources and sends the items directly to its customers. By using FBM, a seller takes complete control of the entire process, from purchasing to shipping and receiving.

The storage and logistics center is located near the second largest port in the United States and Newark Airport in New Jersey and is close to JFK Airport in New York. The center offers an aggregate of 100,000 square feet with 20 loading docks for loading and unloading container and trucks. The center handles supply chain, inventory and order processing as well as shipping directly to end customers. Mr. Eliyahu Yoresh, a director of the Company, is also a director of Pure Logistics. As of December 31, 2022, we paid $300,000 to Pure Logistics pursuant to the agreement.

Expansion into the Nutritional Supplements Market

On February 23, 2023, we and Jeffs’ Brands Holdings entered into a stock purchase agreement with SciSparc, or the Wellution Agreement, as amended on March 22, 2023 by Addendum No. 1 to the Wellution Agreement, or the Addendum, pursuant to which, on March 22, 2023, Jeffs’ Brands Holdings acquired from SciSparc 57  shares of common stock of SciSparc U.S., a wholly-owned subsidiary of SciSparc that owns and operates Wellution, a top-selling Amazon food supplements and cosmetics brand, subject to the holdback by SciSparc of 11 shares as described below, representing approximately 49% of the issued and outstanding shares of common stock of SciSparc U.S., for approximately $3.0 million in cash (including the Price Adjustment, as defined below), of which approximately $2.5 million was paid at the closing, or the Wellution Transaction. The Addendum provided for the payment by us to SciSparc of an additional amount of $489,330 in cash for the purchase price adjustments, or the Price Adjustment, related to inventory and working capital, payable in five equal installments of $97,866 on the tenth day of each consecutive calendar month, beginning in May 2023. As collateral for the payment in full of the Price Adjustment, SciSparc held back 11 shares of common stock of SciSparc U.S, which will be released to Jeffs’ Brands Holdings once the final payment is made.

Pursuant to the Wellution Agreement, in connection with the closing of the Wellution Transaction, on March 22, 2023, we entered into a consulting agreement with SciSparc U.S., or the SciSparc Consulting Agreement, pursuant to which we will provide management services to SciSparc U.S. for the Wellution brand for a monthly fee of $20,000, and will receive   a one-time signing bonus in the amount of $51,000. The SciSparc Consulting Agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice.

Also pursuant to the Wellution Agreement, in connection with the closing of the Wellution Transaction, effective as of March 22, 2023, we issued 247,415 Ordinary Shares to SciSparc and on March 29, 2023, SciSparc issued 360,297 of its ordinary shares to us in a mutual share exchange, or, collectively, the Exchange Shares, representing approximately 2.97% and 4.99%, respectively, of the Company’s and SciSparc’s issued and outstanding ordinary shares. The number of Exchange Shares acquired by each company was calculated by dividing $288,238, which was adjusted from $300,000, pursuant to the 4.99% ownership limitation included in the Wellution Agreement, by the average closing price of the relevant company’s shares on the Nasdaq Capital Market for the 30 consecutive trading days ending on the third trading day immediately prior to the closing date.

Expansion into the Market of Pest Control Products

On March 2, 2023, we entered into a share purchase agreement, or the Fort SPA, with the holders, or the Fort Sellers, of all of the issued and outstanding share capital of Fort, a company incorporated under the laws of England and Wales and sells pest control products primarily through Amazon.uk, pursuant to which on March 9, 2023, we acquired all of the issued and outstanding share capital of Fort, for approximately £2,000,000 (approximately $2,400,000), or the Fort Acquisition. The Fort SPA provides that for a period of three years from closing, or until March 9, 2026 the Fort Sellers will not compete with Fort’s business.

In connection with the closing of the Fort Acquisition, on March 9, 2023, we and Fort entered into settlement agreements with all of Fort’s employees, including the Fort Sellers, by which such employees’ employment with Fort will terminate three months following March 9, 2023 and certain other customary conditions. During this three-month period, the Company intends to carry out operational changes in Fort’s business that will allow Fort to wind down the activities conducted in its leased warehouse and to move all such operations to warehouses operated by Amazon.

Also in connection with the closing of the Fort Acquisition, on March 9, 2023, we and the Fort Sellers entered into a consulting agreement, pursuant to which the Fort Sellers will provide us with consultancy services for a period of six months following the closing, at monthly fee of £2,500 (approximately $3,000).

C.	Organizational Structure

We have five wholly-owned subsidiaries: Smart Repair Pro, Purex, Top Rank and Fort, e-commerce companies that operate online stores for the sale of various consumer products on the Amazon marketplace and Jeffs’ Brands Holdings, a holding company that owns approximately 49% (subject to holdback) of the issued and outstanding shares of common stock of SciSparc U.S., which owns and operates Wellution, a food supplements and cosmetics brand.

D.	Property, Plant and Equipment

Our principal executive offices are located at 7 Mezada Street, Bnei Brak, Israel 5126112, and our telephone number is +972.3.7713520. This facility comprises approximately 24 square meters, or 2,594 square feet, of space. Our current lease, which we entered into on September 16, 2022, effective as of October 1, 2022, expires on September 30, 2025 with an option to extend the lease on the same terms for an additional two years. Our monthly rent payment as of December 31, 2022, was approximately NIS 15,665 (approximately $4,350). We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

We have contracts with third party warehouses in four locations in the United States, one location in Canada, one location in the United Kingdom, and one location in Germany. These facilities are used for storage of the products prior to the shipment of such products to Amazon’s warehouses, based on availability.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.	Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this Annual Report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this Annual Report on Form 20-F. Our discussion and analysis of our operating results for the years ended December 31, 2020 and December 31, 2021 can be found in our prospectus dated August 25, 2022, filed with the SEC on August 30, 2022 (Registration No. 333- 262835).

The amounts below are in in thousands of U.S. dollars.

Overview

We are a fast-growing e-commerce CPG company, operating primarily on Amazon. We were incorporated in Israel in March 2021, under the name Jeffs’ Brands Ltd, to serve as the holding company of three other e-commerce companies that operate online stores for the sale of various consumer products on Amazon online marketplace, utilizing the FBA model — Smart Repair Pro, Purex and Top Rank. As a result of the Contribution Transactions which occurred in May 2021 and discussed above, Smart Repair Pro and Purex became wholly owned subsidiaries of Jeffs’ Brands. As the Contribution Transactions were consummated among entities under common control, i.e., there was no change in the ownership percentages of Medigus and Mr. Hakmon before and after the Contribution Transactions, Jeffs’ Brands accounted for the Contribution Transactions as a pooling of interests, resulting in the comparative financial information of the Company being replaced with the combined financial information of Smart Repair Pro and Purex, the carrying values of asset and liabilities being retained, and no purchase accounting applied. Therefore this Annual Report on Form 20-F includes the audited financial statements of Jeffs’ Brands as of and for the year ended December 31, 2022, with the financial information in these financial statements being the combined financial information of Smart Repair Pro and Purex based on the pooling method of accounting.

In addition to executing the FBA business model, we utilize A.I. and machine learning technologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, as well as maximize sales of its existing proprietary products. We also use our own skills, know-how and profound familiarity with Amazon algorithm and all the tools that the FBA platform FBA has to offer. In some circumstances we scale the products and improve them.

Initial Public Offering

On August 30, 2022, we completed our IPO and received gross proceeds of approximately $15.5 million before deducting underwriting discounts and commissions and before offering expenses ($13.4 million net proceeds after deducting approximately $1.05 million of underwriting discounts and commissions and approximately $1.05 million after deducting other offering costs).  In connection with the IPO, we issued and sold: (i) 3,717,473 Ordinary Shares, (ii) Warrants to purchase up to 4,143,385 Ordinary Shares (after giving effect to the partial exercise of the Underwriter’s over-allotment option), and (iii) Underwriter’s Warrants to purchase up to 185,873 Ordinary Shares. The Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “JFBR” and “JFBRW,” respectively, on August 26, 2022.

On September 7, 2022, the Company’s volume weighted average stock price was less than the exercise floor of $4.04 for the Warrants. Accordingly, effective after the closing of trading on November 28, 2022 (the 90th calendar day immediately following the issuance date of the Warrants), the Warrants have been adjusted pursuant to their terms, including, but not limited to, to adjust the exercise price of the Warrants to $2.02. In addition, in connection with the Exercise Price Adjustment, the Company issued Additional Warrants to purchase up to 2,824,525 Ordinary Shares to Qualified Holders (as defined in the Warrant).

Comparison of the Results for the Year Ended December 31, 2022 and 2021

Results of Operations

	Year Ended December 31,
U.S. dollars in thousands	2022	2021
Revenues	5,859	6,509
Cost of sales	5,060	4,560
Gross Profit	799	1,949

Sales and marketing	1,198	1,314
General and administrative	4,113	1,480
Other expense	-	87
Operating Profit (loss)	(4,512)	(932)
Financial expense, net	(2,305)	629
Net profit (loss)	(2,201)	(1,540)
Profit (Loss) attributable to holders of Ordinary Shares	(2,201)	(1,540)

Revenues

Our revenues consist of revenue derived from sales on Amazon. The following table discloses the breakdown of our revenues, cost of sales and gross profit for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2022	2021
Revenues	$5,809	$6,509
Cost of sales	5,060	4,560
Gross profit	799	1,949

Our revenues for the year ended December 31, 2022 were $5,809 compared to $6,509 for the year ended December 31, 2021, a decrease of $700, or 10.8%. The decrease is mainly attributable to increase in competition.

Cost of goods sold

Our cost of goods sold consist of the purchase of finished goods, freight, cost of commissions to Amazon and change in inventory.

The following table discloses the breakdown of cost of goods sold for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2022	2021
Purchases of finished goods	$1,738	$2,050
Freight	$691	$553
Storage	$634	$—
Cost of commissions	$2,561	$2,406
increase in inventory	$(564)	$(449)
Total	$5,060	$4,560

Fright and storage expenses   for the year ended December 31, 2022, amounted $1,325, compared to $553 for the year ended December 31, 2021, an increase of $772 or 72%. The increase is mainly due to Company's concerns regarding the quarantines in China and the decision to accelerate its purchase of goods to the first part of 2022 and store it for a longer period in external warehouses.

Gross Profit

Our gross profit for the year ended December 31, 2022, was $799, compared to gross profit of $1,949 for the year ended December 31, 2021, a decrease of $1,150, or 59%. The decrease is mainly attributable to the increase in fees charged by Amazon resulted in higher cost of sales and decrease in revenue due to higher competition in 2022 compared to 2021.

Operating Expenses

Our current operating expenses consist of three components — cost of goods sold, marketing and sales expenses and general and administrative expenses.

Marketing and Sales Expenses

Our marketing and sales expenses consist primarily of Amazon marketing fees, consultants and other marketing and sales expenses.

The following table discloses the breakdown of marketing and sales expenses for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2022	2021
Advertising	$1,163	$1,211
Wages, salaries and related expenses	35	76
Other	-	27
Total	1,198	1,314

The decrease of $116, or 8.8% for the year ended December 31, 2022, as compared to the year ended December 31, 2021 is mainly attributable to the overall decreases in advertising, wages, salaries and other expenses.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and related expenses, professional service fees for accounting, legal and bookkeeping, facilities, amortization of intellectual property assets and other general and administrative expenses.

The increase of $2,633, or 178% for the year ended December 31, 2022, as compared to the year ended December 31, 2021 is mainly attributable to professional services and consulting fees related to services provided in connection with the IPO.

The following table discloses the breakdown of our general and administrative expenses for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2022	2021
Payroll and related expenses	$831	$448
Subcontractors	39	78
Professional services and consulting fees	2,314	297
Rent and office maintenance	75	37
Amortization of intangible assets	570	524
Other expenses	284	96
Total	4,113	1,480

Operating Profit (Loss)

Our operating loss for the year ended December 31, 2022 was $4,512, compared to an operating loss of $932 for the year ended December 31, 2021, an increase of $3,880, or 284%. The decrease is mainly attributable to the increase in fees charged by Amazon and professional services and consulting fees related to services provided in connection with the IPO.

Financial Expense and Income

Financial expense consists of mainly interest on related party loans and third-party loans, bank fees, revaluation of derivatives and other transactional costs.

Our financial income, net was $2,305 for the year ended December 31, 2022, compared to net financial expenses of $629 for the year ended December 31, 2021, a decrease of $2,934, or 266%. The decrease was primarily attributable to a revaluation of derivatives in the total amount of $2,822.

Net profit (loss) and total comprehensive profit (loss)

Our net loss and total comprehensive loss for the year ended December 31, 2022 was $2,201, compared to net loss and total comprehensive loss of $1,540 for the year ended December 31, 2020, an increase of $661, or 42%. The increase was primarily attributable to the increase in the costs of sales and general and administrative costs, including increase in fees charged by Amazon and shipment and storage costs.

B.	Liquidity and Capital Resources

Overview

Since Jeffs’ Brands inception in March 2021 and since the earlier inception of our subsidiaries, Smart Repair Pro and Purex in 2019 and 2020, respectively, to date, we have financed our operations primarily through funds we received from loans and proceeds from sales on Amazon (after deducting FBA fees and advertising fees) and the issuance of Ordinary Shares and warrants. As of December 31, 2022 and 2021, we had approximately $8,137 and $393, respectively, in cash and cash equivalents.

The table below presents our cash flow for the periods indicated:

	Year Ended December 31,
U.S. dollars in thousands	2022	2021
Net cash used in operating activities	$(4,840)	$(863)
Net cash used in investing activities	$(41)	$(4,730)
Net cash provided by financing activities	$12,625	$5,695
Net increase in cash and cash equivalents	$7,744	$102

We expect that for the foreseeable future we will finance our activities using the proceeds we received at the IPO or from additional related party or investor loans and proceeds from sales on Amazon of our existing and future new brands.

Operating Activities

Our net cash used in operating activities was $4,840 for the year ended December 31, 2022, as compared to net cash from operating activities of $863 for the year ended December 31, 2021. The increase in net loss and increase in the proceeds used in operating activities is mainly attributable to changes in fair value of derivative liabilities.

Investing Activities

Our net cash used in investing activities was $41 for the year ended December 31, 2022, as compared to net cash used in investment activities of $4,730 for the year ended December 31, 2021. The change is mainly attributable to no investments in intangible assets during 2022, compared to investment of $4,728, in intangible assets during 2021.

Financing Activities

Our net cash provided by financing activities was $12,625 for the year ended December 31, 2022, as compared to net cash provided by investing activities of $5,695 for the year ended December 31, 2021. The increase is mainly attributable to issuance of Ordinary shares and additional paid in capital offset with repayment of short term loans.

Financial Arrangements

On May 23, 2019, Smart Repair Pro entered into loan agreements, or the May 2019 Loans, with a relative of its then operating manager and controlling shareholder, Viki Hakmon, and L.I.A. Pure Capital Ltd., or Pure Capital, a company owned by this family relative, or collectively, the Investors. The May 2019 Loans bore interest at an annual rate of 4% (which was paid quarterly commencing on December 2020) and was due on August 13, 2022. The May 2019 Loans were secured by a pledge of 50% on the issued share capital of Smart Repair Pro held by its shareholders. During July and August 2019, Smart Repair Pro entered into additional loan agreements with the Investors, or the August 2019 Loans, on the same terms. The total amount of loans made during 2019 was $1,106. During April and May 2020, additional loans, or the May 2020 Loans, were provided to Smart Repair Pro by the Investors in the aggregate sum of $105, on the same terms. During the first quarter of 2021, an amount of approximately $1,102 was repaid to the Investors, and additional amount of $109 was converted into 31,535 Ordinary Shares.

On September 11, 2019, Smart Repair Pro entered into a loan agreement with Amazon, or the Amazon Loan. Pursuant to the Amazon Loan, Smart Repair Pro borrowed from Amazon an aggregate amount of $193. The Amazon Loan matured within 12 months and bore interest at a rate of 16.72% per year. In order to secure the Amazon Loan, Smart Repair Pro pledged its financial balances on its Amazon account and its inventories held in Amazon’s warehouses, in favor of Amazon. In January 2020, the loan was fully repaid.

On March 1, 2020, Smart Repair Pro, entered into a loan agreement, or the March 1, 2020 Loan Agreement, with Purex. Pursuant to the March 1, 2020 Loan Agreement, Smart Repair Pro loaned Purex an aggregate amount of $135. The loan was due on July 13, 2021 and bore interest at a rate of 4% per year. In order to secure the loan until its full repayment, Purex pledged its full rights in the seller account on Amazon, in Smart Repair Pro’s favor. The loan was fully repaid on May 3, 2021.

On October 8, 2020, Smart Repair Pro and Purex and their then shareholders, entered into a share purchase agreement, or the Medigus SPA, with Medigus. Pursuant to the Medigus SPA, Medigus and Smart Repair Pro’s shareholders committed to transfer funds, as loans to Smart Repair Pro, in order to finance its day-to-day operations in exchange for its shares. During October and November 2020, an amount of $250 was transferred to Smart Repair Pro, on account of the loans. The loans bear an annual interest rate of 4%. On January 4, 2021, the terms and conditions to the Medigus SPA were satisfied and Medigus advanced approximately $1,100 on behalf of a loan from investors, which the first principal was borrowed on October 2020 and in exchange for the repayment of the loan, Smart Repair Pro issued to Medigus 5,572 of its shares of common stock. Also on January 4, 2021, Purex issued 557 shares of its common stock to Medigus in exchange for its payment of $150.

In February 2021, Smart Repair Pro, received additional loans under the Medigus SPA, on the same terms (annual interest rate of 4% and repayment after five years). Subsequently, on February 3, 2021, Medigus transferred to Smart Repair Pro an amount of $560 as a controlling shareholder loan, in order to finance the purchase of two additional Amazon stores, PetEvo and Wellted.

In addition, according to the terms of the Medigus SPA, the minority shareholders (Mr. Hakmon’s affiliates, as detailed below) are obligated to keep a 20:80 ratio with Medigus for amounts transferred to Smart Repair Pro by Medigus for the purpose of purchasing two stores. To illustrate, when a new store is being purchased, Medigus is obligated to invest 80% of the purchase price, and Mr. Hakmon’s affiliates are obligated to invest 20% of the purchase price. Therefore, on March 5, 2021 and on April 29, 2021, a total sum of $140 was transferred from the minority shareholders to the broker in the store purchase transaction, on account of the loan to Smart Repair Pro.

On February 2, 2021, Smart Repair Pro acquired a virtual store pursuant to a purchase agreement entered into with a third party, or the Whoobli Seller. Pursuant to the agreement, Smart Repair Pro purchased the Whoobli Seller’s seller account which operates on Amazon under the name “Whoobli”, which markets a private label of basketball hoops, children’s punching bags and related party decorations, including, the intellectual property attributed to it and including trademarks attributed to products sold on the account’s sales page, for a total of $4,000. In addition, in accordance with the agreement, Smart Repair Pro purchased from the Whoobli Seller the remaining inventory for a total amount of approximately $350, at its original cost. In order to finance the purchase of the Whoobli store, Smart Repair Pro received an additional loan from its shareholders at a ratio of 20:80, as described above, whereby Medigus transferred directly to the Whoobli Seller an amount of approximately $3,200 and the minority shareholders transferred an amount of approximately $800.

On April 8, 2021, Smart Repair Pro entered into a loan agreement with Amazon. Pursuant to the loan agreement, Smart Repair Pro loaned from Amazon an aggregate amount of $78. The loan matured within six months and bore interest at a rate of 10.99% per year. In order to secure the loan, Smart Repair Pro pledged its financial balances on its Amazon account and its inventories held in Amazon’s warehouses, in favor of Amazon. As the date of this Annual Report on Form 20-F, the loan was fully repaid.

Effective as of May 10, 2021, pursuant to the transactions contemplated by the SEA, Purex and Smart Repair Pro became wholly-owned subsidiaries of Jeffs’ Brands and the Contribution Transactions were completed. Pursuant to the SEA, Medigus and Mr. Hakmon, as the shareholders of Smart Repair Pro and Purex, contributed all of the equity interests they owned in Smart Repair Pro and Purex to Jeffs’ Brands in exchange for Ordinary Shares. Following the closing of the Contribution Transactions and pursuant to the SEA, Jeffs’ Brands held all of the outstanding shares of Smart Repair Pro and Purex, Medigus held 50.03% of our outstanding Ordinary Shares and Mr. Hakmon, our Chief Executive Officer, held the remaining 49.97% of our outstanding Ordinary Shares. Mr. Hakmon’s affiliates, who were minority shareholders of Smart Repair Pro and Purex, transferred all their holdings in Smart Repair Pro and Purex to Mr. Hakmon, effective immediately prior to the Contribution Transactions pursuant to a Share Transfer Deed dated May 10, 2021.

On July 1, 2021, Smart Repair Pro entered into a loan agreement, which was amended on November 23, 2021, or the July 1 Loan Agreement, with Tamrid Ltd., or Tamrid. On July 6, 2021, the loan principal of $375 was received. The July 1 Loan Agreement bore an annual interest rate of 10% and became payable upon our IPO, in NIS or U.S. dollar currency at the Company’s option. Smart Repair Pro had the right to extend the loan period by an additional sixty days, while the interest rate would be 1% per month, and such right was exercised on November 23, 2021. In addition, pursuant to the July 1 Loan Agreement, upon our IPO, we issue to Tamrid warrants to purchase 30,048 Ordinary Shares having an aggregate value of $125, based on the IPO price per share, exercisable for a three-year period beginning on the closing date of the IPO.

On July 5, 2021, Smart Repair Pro entered into a loan agreement, which was amended on November 23, 2021, or the July 5 Loan Agreement, with M.R.M. Merhavit Holdings and Management Ltd., or MRM, pursuant to which on July 9, 2021, MRM loaned to the Company principal amount of $375. The July 5 Loan Agreement bore interest at an annual rate of 10%. Pursuant to the July 5 Loan Agreement, the principal was payable upon the closing of the IPO, in NIS or U.S. dollars currency at the Company’s option. Smart Repair Pro had the right to extend the loan period by an additional sixty days, at a monthly interest rate of 1%, and such right was exercised on November 23, 2021. In addition, pursuant to the July 5 Loan Agreement, in the event of an initial public offering, Jeffs’ Brands shall issue to MRM, warrants to purchase Ordinary Shares with aggregate value of $125, based on the initial public offering price per share, exercisable for a three year period beginning on the closing date of such initial public offering. On July 9, 2021, the loan principal of $375 was received. In accordance with the July 5 Loan Agreement, following the completion of the IPO, warrants to purchase up to 30,048 Ordinary Shares was issued to MRM on August 30, 2022, exercisable at any time up to the date that is three years after their original issuance, at an exercise price of $4.04 per Ordinary Share.

On September 22, 2021, Smart Repair Pro entered into a loan agreement with Amazon, pursuant to which, Smart Repair Pro received from Amazon an aggregate amount of $153. The loan matured on May 09, 2022 and bore an interest at an annual rate of 9.99%. In order to secure the loan, Smart Repair Pro pledged its financial balances on its Amazon account and its inventories held in Amazon’s warehouses, in favor of Amazon.

On May 9,2022 Smart Repair Pro entered into a loan agreement with Amazon, pursuant to which, Smart Repair Pro received from Amazon an aggregate amount of $153.  The loan bares an interest at an annual rate of 9.99%. In order to secure the loan, Smart Repair Pro pledged its financial balances on its Amazon account and its inventories held in Amazon’s warehouses, in favor of Amazon. As of December 31, 2022, the remaining loan balance to Amazon was $86.

On May 3, 2022, we entered into Assignments to Loan Agreements, or the Assignment Agreements, with Smart Repair Pro, Medigus, Mr. Hakmon and Pure Capital, pursuant to which we assumed Smart Repair Pro’s obligations under the outstanding loans and we agreed that unless earlier repaid pursuant to the terms of the respective loan agreements with such parties, effective immediately upon the consummation of the IPO, all outstanding principal due to each such party automatically converted into a number of Ordinary Shares equal to the quotient obtained by dividing the outstanding principal amount due to such party, by the per Ordinary Share price of $3.46 per share, obtained by dividing $10,000 by the issued and outstanding Ordinary Shares immediately prior to the completion of the IPO. As of August 30, 2022, Smart Repair Pro had outstanding loans to Medigus, Mr. Hakmon and Pure Capital of $4,010, $940 and $109, respectively. In accordance with the Assignment Agreement, on August 30, 2022, the outstanding amounts due to Medigus, Mr. Hakmon and Pure Capital were converted into 1,160,133 Ordinary Shares, 271,951 Ordinary Shares and 31,535 Ordinary Shares, respectively. Any accrued and unpaid interest due to each such party at that time was paid in cash.

On February 22, 2022, we entered into a loan agreement with Bank Leumi Le-Israel, or Bank Leumi, to provide for a line of credit in an aggregate amount of up to $1.0 million, to be drawn in two tranches at our request, but in no event after July 21, 2022. Pursuant to the loan agreement, amounts drawn bore interest at a rate of Secured Overnight Financing Rate, or SOFR plus 3.25% per annum. Unless otherwise provided with respect to a particular draw, any unpaid principal together with accrued and unpaid interest under the line of credit was required to be repaid no later than August 21, 2022. In order to induce Bank Leumi to provide the loan, the Company and certain of our shareholders entered into a controlling shareholders’ comfort letter, subordination agreements and a negative pledge. On March 3, 2022, we drew $0.4 million under the line of credit. On June 2, 2022 we drew another $0.2 million under the line of credit. Following an agreement with Bank Leumi, the loan was extended until October 31, 2022. All amounts outstanding under the line of credit were fully repaid on September 6, 2022.

On April 29, 2022 and August 24, 2022, Medigus advanced $80 and $70, respectively, to the Company for certain working capital matters, which the Company fully repaid on September 6, 2022.

Current Outlook

As of December 31, 2022, our cash and cash equivalents were $8,137. We expect that our existing cash and cash equivalents as of December 31, 2022, will be sufficient to fund our current operations for the next twelve months. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of purchasing new brands and their development plans;

●	the costs of manufacturing and shipment of our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

C.	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5.A. Results of Operations— Comparison of the years ended December 31, 2022 and December 31, 2021— Research and Development Expenses, net.”

D.	Trend information

Effective January 1, 2022, we prepare our financial statements in accordance with U.S. GAAP. There are certain differences between U.S. GAAP and IFRS, including differences related to lease accounting and accounting treatment related to derivative liabilities.

E.	Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements included elsewhere in this Annual Report on Form 20-F. We believe that the accounting policies described below and in Note 2 to our financial statements are critical in order to fully understand and evaluate our financial condition and results of operations.

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Determining the fair value of related party and shareholder loans

During the fiscal years 2020 and 2021, the Company received loans from related parties, as described in “Item 7.B. Related Party Transactions – Loans and Shareholder Agreements”. On the borrowing date, the Company estimates the value of the benefit granted to it as the difference between the interest rate that the Company is required to pay to investors for the loans provided by them and secured by such lien and the interest rate required to pay for similar unsecured loans to non-related parties. The value of the benefit is recorded within equity on the borrowing date.

Warrants

We account for the Additional Warrants as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification, or ASC, Topic 480, “Distinguishing Liabilities from Equity”, or ASC Topic 480, and ASC Topic 815, “Derivatives and Hedging”, or ASC Topic 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC Topic 480, meet the definition of a liability pursuant to ASC Topic 480, and whether the warrants meet all of the requirements for equity classification under ASC Topic 815, including whether the warrants are indexed to our own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of our control, among other conditions for equity classification. Based on their contractual terms, the Additional Warrants are accounted for as a derivative liability

The estimated fair value of the Additional Warrants is determined using Level 3 inputs (as described in the notes to financial statements accompanying this Annual Report on Form 20-F). The Additional Warrants were calculated according to the binomial model under the following assumptions: expected stock-price volatility, expected life, dividend yield and risk-free interest rate and revenue forecast over the life of the Additional Warrants.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of April 10, 2023:

Name	Age	Position	Class
Viki Hakmon	46	Chief Executive Officer and Director	Class III(5)
Ronen Zalayet	54	Chief Financial Officer	N/A
Naor Bergman	32	Chief Operating Officer	N/A
Oz Adler	36	Chairman of the Board of Directors	Class III(5)
Eliyahu Yoresh	52	Director	Class II(6)
Liron Carmel	38	Director	Class II(6)
Tali Dinar	51	Director	Class I(7)
Moshe Revach(1)(2)(3)	46	Director	Class I(7)
Amitay Weiss	60	Director	Class I(7)
Tomer Etzyoni(1)(2)(3)(4)	42	External Director
Asaf Itzhaik(1)(2)(3)(4)	50	External Director

(1)	Independent Director (as defined under Nasdaq listing rules)
(2)	Member of the Audit Committee

(3)	Member of the Compensation Committee
(4)	External Director (as defined under Israeli law)
(5)	Class III directors shall hold office until the annual general meeting to be held in 2025 and until their successors shall have been elected and qualified.
(6)	Class II directors shall hold office until the annual general meeting to be held in 2024 and until their successors shall have been elected and qualified.
(7)	Class I directors shall hold office until the annual general meeting to be held in 2023 and until their successors shall have been elected and qualified.

Viki Hakmon, Founder and Chief Executive Officer and Director

Mr. Hakmon has served as our Chief Executive Officer since our inception on March 7, 2021 and as one of our directors since September 2021. Mr. Hakmon serves as Smart Repair Pro’s operating manager since its inception in December 2017. Mr. Hakmon has served as Purex’s operating manager since its inception in April 2020. Prior to founding Smart Repair Pro and Purex, from April 2014 to April 2017, Mr. Hakmon owned and managed six businesses including two retail stores and four kiosks for computing hardware and software services, in various cities in California, including Pleasanton, San Jose and Palo Alto. We believe that Mr. Hakmon is qualified to serve as a member of our board of directors because of his vast business, management and leadership experience.

Ronen Zalayet, Chief Financial Officer

Mr. Zalayet has served as our Chief Financial Officer since October 2022. Mr. Zalayet has over 20 years of experience working in financial leadership positions in private and public companies, including in growing fintech and technology companies. Mr. Zalayet has served as the chief executive officer and director of Shemen Oil and Gas Resources Ltd, an Israeli company listed on the Tel Aviv Stock Exchange (TASE: SOG) that explores oil and natural gas since July 2021. From November 2019 to June 2021, Mr. Zalayet served as the chief financial officer of Colugo Systems Ltd., a company operating in the transportation field, and from 2016 to 2020, he served as a consultant, director and head of the Israeli office of Access Capital Markets Limited, a finance boutique company headquartered in the United Kingdom. Ms. Zalayet holds a B.A. in Economics and Accounting and an MBA from Tel Aviv University, Israel, and is a certified public accountant in Israel.

Naor Bergman, Chief Operating Officer

Mr. Bergman has served as our Chief Operating Officer since April 2021. From September 2018 to April 2021, Mr. Bergman established and led Amazon’s FBA logistics and warehousing department at Unicargo, which has 11 warehouses in the United States, Canada, England and Europe and was part of the management team that transformed Unicargo to become a leader in the field of outsourcing Amazon’s FBA warehousing. Unicargo is a one-stop-shop to FBA specializing in logistics services for Amazon sellers and e-commerce. From September 2017 to September 2018, Mr. Bergman was a strategic customer manager at Pick & Pack Ltd., a company fully owned by Israel Cargo Logistics Ltd, an international shipping company. Mr. Bergman holds a B.A. in Economics and Sustainability from Reichman University, Israel.

Oz Adler, Chairman of the Board of Directors

Mr. Adler has served as one of our directors since September 2021. Mr. Adler has served as the chief financial officer of SciSparc since April 2018, as the chief executive officer of SciSparc since January 2022. Form March 2918 to April 2018 Mr. Adler served as vice president of finance of SciSparc and from September 2017 to Mach 2018 as controller of SciSparc. Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting roles. Mr. Adler currently serves as a member of the board of directors of numerous private and public companies, including Charging Robotics Ltd., Elbit Imaging Ltd. (TASE: EMITF) and Clearmind (CSE: CMND), (OTC: CMNDF), (FSE: CWY), and previously served as the chief financial officer of Medigus Ltd. (Nasdaq: MDGS) from December 2020 to April 2021. From 2012 until 2017, Mr. Adler worked in the audit department of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel. We believe that Mr. Adler is qualified to serve as a member of our board of directors because of his diverse business, management, and leadership experience.

Eliyahu Yoresh, Director

Mr. Yoresh has served as one of our directors since September 2021. Mr. Yoresh has served as chairman of the board of directors of Medigus since February 2020 and as chief financial officer of Foresight Autonomous Holdings Ltd. (Nasdaq, TASE: FRSX) since March 2010. Mr. Yoresh has also served as a member of the board of directors of Gix Internet Ltd. (TASE: GIX) since November 2020, Elbit Imaging Ltd. (TASE: EMITF) since August 2021 and Viewvix Inc. (Nasdaq: VBIX) since September 2022. From August 2014 to February 2020, Mr. Yoresh served as a member of the board of directors of Nano Dimension Ltd. (Nasdaq: NNDM) and from August 2005 to July 2008 as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from. Mr. Yoresh is an Israeli Certified Public Accountant and holds a B.A. in business administration from the Business College, Israel and an M.A. in Law Study from Bar-Ilan University, Israel. We believe that Mr. Yoresh is qualified to serve as a member of our board of directors due to his financial background and expertise and experience in positions as officer and director of public companies.

Liron Carmel, Director

Mr. Carmel has served as one of our directors since September 2021. Mr. Carmel has served as chief executive officer of Medigus (Nasdaq: MDGS) since April 2019. Mr. Carmel has vast experience in business and leadership across multiple industries, including bio pharma, internet technology, oil and gas exploration and production, real estate and financial services. Since June 2018 Mr. Carmel has served as chairman of the Israel Tennis Table Association. Since September 2022 Mr. Carmel has served as a member of the board of directors of Viewbix Inc. (Nasdaq: VBIX). From January 2017 to May 2018, Mr. Carmel served as the chief executive officer and director of CannaPowder (PINK: CAPD), a bio-pharma company dedicated to developing and applying innovative technology in the cannabinoid field. From January 2018 to April 2019, Mr. Carmel served as a director of Chiron Refineries Ltd. (TASE: CHR), a company engaged in consulting and initiation of transactions in the refineries field, and as a member of the board of directors of Gix Internet Ltd. (TASE: GIX) which operates in the field of software development, marketing and distribution to internet users. From May 2016 to 2018, he served as vice president, business development at Yaad Givatayim Development, a municipal corporation dedicated to initiate, develop and establish projects of public importance. From 2013 to 2015, Mr. Carmel served as an investment manager and as a research and strategy analyst at Excellence Nessuah Investment House, a wealth management firm. We believe that Mr. Carmel is qualified to serve as a member of our board of directors because of his diverse business, management and leadership experience.

Tali Dinar, Director

Mrs. Dinar has served as one of our directors since September 2021. Mrs. Dinar is a senior executive with a two-decade track record in public and private companies in a global environment. Mrs. Dinar has served as chief financial officer of Medigus (Nasdaq: MDGS) since June 2021. Mrs. Dinar served as chief financial officer of MICT Inc., a Nasdaq-listed company (Nasdaq: MICT) from May 2009 to January 2019, and as chief financial officer of Enertec Systems (2001) Ltd. (previously a subsidiary of MICT), an industrial company in the defense market from November 2009 to May 2014. Mrs. Dinar has served as a director of Micronet Ltd. (TASE: MCRNT) (subsidiary of MICT), a company engaged in computer systems and terminals for the management of vehicle fleets since July 2016. Mrs. Dinar has served as a director of Canzon Israel Ltd. (TASE: CNZN) since August 2020. Mrs. Dinar holds a B.A. in Accounting and Business Administration from The College of Management, Israel. We believe that Mrs. Dinar is qualified to serve as a member of our board of directors because of her diverse business, management and proven leadership skills in managing global finance, holding and industrial organizations.

Moshe Revach, Director

Mr. Revach has served as one of our directors since September 2021. Mr. Revach serves as deputy mayor of the city of Ramat Gan, Israel, has headed both the sports and government relations portfolios in the Ramat Gan, Israel municipality since 2013, and previously served in various other municipality positions since 2008. Mr. Revach currently serves as a member of the board of directors of L.L.N IT solutions, a wholly-owned subsidiary of the Jewish Agency for Israel and of Biomedico Hadarim Ltd. Mr. Revach previously served as a member of the board of directors of the RPG Economic Society and Jewish Experience Company on behalf of the Jewish Agency. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and a B.A. in management and economics from the University of Derby. We believe that Mr. Revach is qualified to serve as a member of our board of directors because of his diverse management and leadership experience.

Amitay Weiss, Director

Mr. Weiss has served as one of our directors since August 2022. Mr. Weiss has a vast experience serving on boards of directors and other high positions. He has served as chairman of the board of directors of Save Foods Inc. (Nasdaq: SVFD) since August 2020, chairman of the board of directors of Infimer Ltd. (Maintaince) (TASE: INFR-M) since July 2021 and chairman of the board of directors of Upsellon Brands Holdings Ltd. (previously Chiron Ltd.) (TASE: UPSL) since June 2019. He has also served as a member of the board of directors of Automax Motors Ltd. (TASE: AMX) since March 2021, Gix Internet Ltd. (previously Algomizer Ltd.) (TASE: GIX) since March 2019, Clearmind Medicine Inc. (previously Cyntar Ventures Inc.) (CSE: CMND) since August 2019, Perihelion Capital Ltd. (PCL.P: CVE) since June 2021, as an external director of Cofix Group Ltd. (TASE: CFCS) since August 2015 and as a member of the board of directors of SciSparc since August 2020. Mr. Weiss served as chief executive officer of SciSparc from August 2020 to January 2022. He also previously served as chairman of the board of directors of Value Capital One Ltd. (previously P.L.T Financial Services Ltd.) (TASE: VALU) from April 2016 to February 2021 and of Matomy Media Group Ltd. (LSE: MTMY, TASE: MTMY.TA) from May 2020 to March 2021. In April 2016, Mr. Weiss founded Amitay Weiss Management Ltd., an economic consulting company, and now serves as its chief executive officer. Mr. Weiss holds a B.A in economics from New England College, an M.B.A. in business administration and an LL.B. from Ono Academic College, Israel. We believe that Mr. Weiss is qualified to serve as a member of our board of directors because of his diverse business, management and leadership experience.

Tomer Etzyoni, External Director

Mr. Etzyoni has served as one of our external directors since August 2022. Mr. Etzyoni has served as a fitness and health instructor at Wingate College since September 2016, professional course, as workshop instructor at Wingate College since March 2012 and as therapist at Dr. Gill Solberg’s Muscle and Motion Clinic since January 2012. Mr. Etzyoni previously served as fitness and health instructor and diagnostician at Wingate College, Si’im Campus from August 2012 to July 2016. Mr. Etzyoni holds a B.A in Physical Education and Movement, majoring in posture from Kibbutzim College, Israel, a certificate in gym and health clubs instructor from Wingate Institute, Israel, posture and kinesiology specialty certificate from Wingate Institute, Israel, Yir Karni’s neuration course, Wingate Institute, Israel, Thai stretches course, from Broshim Campus, Israel athletics instructor certificate from Kibbutzim College, Israel and a certificate in ergonomics and posture specialty from Kibbutzim College, Israel. We believe that Mr. Etzyoni is qualified to serve as a member of our board of directors because of his diverse fitness and health knowledge and his vast experience in fitness and health — issues that are related to the brands we sell or will sell in the future.

Asaf Itzhaik, External Director

Mr. Itzhaik has served as one of our external directors since August 2022. Mr. Itzhaik has served as the chief executive officer of A.K.A Optics Ltd., a manufacturer of adaptive optics, since 1994 and as a member of the board of directors of A.K.A Optics Ltd. since 1998. Mr. Itzhaik has also served as a member of the board of directors of Tzmicha Ltd. since August 2021 and as a member of the board of directors of Gix Internet Ltd. since August 2021. Mr. Itzhaik is a certified optometrist and graduated a program in corporate board leadership in Merkaz Hashilton Hamkomi, Israel. We believe that Mr. Itzhaik is qualified to serve as a member of our board of directors because of his diverse business experience and leadership skills.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Related Party Transactions” for additional information.

B.	Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. dollars, for the year ended December 31, 2022. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.36 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and senior management as a group, consisting of 13 persons for the year ended December 31, 2022(1)	$851,648	$62,728	$0

(1)	Includes Haim Ratzabi who served as Chief Financial Officer from May 23, 2021 until May 31, 2022 and Moran Shamian who served as Chief Financial Officer from May 31, 2022 until October 24, 2022.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. In accordance with the Israeli Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2022.

Executive Officer	Salary and Related Benefits(1)	Bonus Payments, Benefits and Perquisites	Share-Based Compensation(2)	Total
Viki Hakmon	$218,653	$139,779	$0	$358,432

Ronen Zalayet (3)	$30,085	$0	$0	$30,085

Moran Shamian(4)	$73,258	$29,782	$0	$103,040

Naor Bergman	$150,585	$35,738	$0	$186,324

Haim Ratzabi(5)	$64,076	$0	$0	$64,076

(1)	Represents the directors’ and senior management’s gross salary plus payment of mandatory social benefits made by the company on behalf of such persons. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)	Share-based compensation includes the cost of our non-cash share-based compensation in 2022.

(3)	Ronen Zalayet has been serving as Chief Financial Officer since October 26, 2022.

(4)	Moran Shamian served as Chief Financial Officer from May 31, 2022 until October 24, 2022.

(5)	Haim Ratzabi served as Chief Financial Officer from May 23, 2021 until May 31, 2022.

Employment and Service Agreements with Executive Officers

We have entered into written employment and service agreements with each of our executive officers. All of these agreements contain customary provisions regarding confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into our standard form of indemnification agreement, in the form filed as an exhibit to this Annual Report on Form 20-F, with each of our directors and members of our senior management. Each such indemnification agreement provides the indemnified person with indemnification to the maximum extent permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance or other indemnification agreement. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with the Company.

Incentive Option Plan

Our 2022 Incentive Option Plan, or our 2022 Incentive Plan, was approved by our board of directors on January 19, 2022. The 2022 Incentive Plan provides for the grant of options to our directors, employees, officers, consultants and service providers who are our employees, officers, directors or consultants, as well as those of our affiliated companies. As of April 10, 2023, no Ordinary Shares had been issued under our 2022 Incentive Plan and the total number of Ordinary Shares reserved for the exercise of options granted under our 2022 Incentive Plan is 1,307,027.

Our 2022 Incentive Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this plan.

Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance [New Version], or the Tax Ordinance. Pursuant to such Section 102(b)(2) of the Tax Ordinance, qualifying options and shares issued upon exercise of such options are held in escrow and registered in the name of an escrow agent selected by the board of directors. The escrow agent may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the escrow agent. Under Section 102 of the Tax Ordinance, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or Ordinary Shares by the escrow agent to the employee or upon the sale of the options or Ordinary Shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Under Israeli tax law, Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide the full tax benefits.

As a default, our 2022 Incentive Plan provides that upon termination of employment for any reason, other than in the event of death, retirement, disability or cause, all unvested options will expire and all vested options will generally be exercisable for 90 days following such termination, subject to the terms of our 2022 Incentive Plan and the governing option agreement.

Notwithstanding the foregoing, in the event the engagement is terminated for cause, including, inter alia, due to dishonesty toward the Company or its affiliate, substantial malfeasance or nonfeasance of duty, unauthorized disclosure of confidential information, and conduct substantially prejudicial to the business of the Company or affiliate; or any substantial breach by the optionee of his or her employment or service agreement, all options granted to such optionee, whether vested or unvested, will not be exercisable and will terminate on the date of the termination of his employment.

Upon termination of employment due to death or disability, all the options vested at the time of termination and within 60 days after the date of such termination, will generally be exercisable for six (6) months, or such other period as determined by the plan administrator, subject to the terms of our 2022 Incentive Plan and the governing option agreement.

C.	Board Practices

Introduction

Our board of directors presently consists of nine members, including our two external directors appointed under the Companies Law. We believe that Tomer Etzyoni, Asaf Itzhaik and Moshe Revach are “independent” for purposes of the Nasdaq listing rules and SEC rules and regulations. Our amended and restated articles of association provide that the number of board of directors’ members shall be no less than three and not more than twelve (including the external directors). Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except external directors, will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed by the holders of at least 70% of the total voting power of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association. Our amended and restated articles of association provide that the directors are classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, and designated as Class I, Class II and Class III. The initial Class I directors shall hold office until the first annual general meeting to be held in 2023 and until their successors shall have been elected and qualified. The initial Class II directors shall hold office until the annual general meeting to be held in 2024 and until their successors shall have been elected and qualified. The initial Class III directors shall hold office until the annual general meeting to be held in 2025 and until their successors shall have been elected and qualified. The Board may assign members of the Board already in office to such classes at the time such classification becomes effective. If the number of directors is changed, any newly created directors or decrease in directors must be apportioned by the board among the classes to make them equal in number.

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), in one of the classes and until the next annual general meeting according to the appropriate class in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “Item 6.C. Board Practices — External Directors” below.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may ask to add nomination of a director for the approval of the general meeting of shareholders. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination or five years following a company’s initial public offering, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. We refer to this special majority hereinafter as the Special Majority Approval. The chairman of our board of directors is Mr. Oz Adler.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee and compensation committee are described below.

The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. On September 29, 2022, we convened a Special General Meeting of Shareholders in which the Company’s shareholders appointed Tomer Etzyoni and Asaf Itzhaik to serve as external directors on our board of directors for a three-year term.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” Our board of directors has determined that Asaf Itzhaik has accounting and financial expertise.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business — accounting matters and financial statements, such that he or she is able to understand the financial statements of the company in depth and initiate a discussion about the manner in which financial data is presented. A director is deemed to have “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in certain senior positions.

External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); which we refer to as a disinterested majority; or

●	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director, against the election of the external director, does not exceed 2% of the aggregate voting rights of the company.

The term “control” is defined in the Companies Law as the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder “holds” (within the meaning of the Companies Law) 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be re-elected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

(1)	his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such re-election exceeds two percent of the aggregate voting rights in the company and subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee as described below;

(2)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above); or

(3)	the external director offered his or her service for each such additional term and was approved in accordance with the provisions of section (1) above.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq listing, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements for the re-election of external directors (as described above). Prior to the approval of the reelection- of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, with a holder of 5% or more of the issued share capital or voting power in the company or with the most senior financial officer.

The term “relative” is defined under the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined under the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage, other than for his or her service as an external director as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

External directors may be removed only by a special general meeting of shareholders called by the board of directors after the board has determined the occurrence of circumstances allow such dismissal, at the same special majority of shareholders required for their election or by a court, only under limited circumstances, including if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Companies Law or has violated his or her duty of loyalty to the company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof.

Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment in accordance with regulations adopted under the Companies Law and may not be changed during his or her term subject to certain exceptions.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of a company may not be appointed as an external director of another company if at the same time a director of such other company is acting as an external director of the first company.

Under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including Nasdaq, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. We may use these exemptions in the future if we do not have a controlling shareholder.

Unaffiliated Directors Under the Companies Law

An “unaffiliated director” is either an external director or a director who (i) meets the same non-affiliation criteria as an external director, except for (y) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (z) the requirement for accounting and financial expertise or professional qualifications, as determined by the audit committee, and (ii) who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Regulations promulgated pursuant to the Companies Law provide that a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including Nasdaq, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to unaffiliated directors as set forth above, would be deemed an “unaffiliated” director pursuant to the Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Furthermore, pursuant to these regulations, such company may reappoint a person as an unaffiliated director for additional terms, beyond nine years, which do not exceed three years each, if each of the audit committee and the board of directors determine, in that order, that in light of the unaffiliated director’s expertise and special contribution to the board of directors and its committees, the reappointment for an additional term is in the company’s best interest.

Alternate Directors

Our amended and restated articles of association provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our board of directors, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an unaffiliated director, pursuant to the Companies Law, may not be appointed as an alternate director of an unaffiliated director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

Committees of the Board of Directors

Our board of directors has established two standing committees, the audit committee and the compensation committee.

Audit Committee

Our audit committee is composed of Moshe Revach, Asaf Itzhaik and Tomer Etzyoni. Asaf Itzhaik is the chairman of the audit committee.

Companies Law Requirements

Under the Companies Law, we are required to appoint an audit committee. The audit committee must be composed of at least three directors, including all of the external directors (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, a majority of the members of the audit committee of a publicly traded company must be “unaffiliated directors” under the Companies Law. Each member of our audit committee is an unaffiliated director under the Companies Law, thereby fulfilling the foregoing Israeli law requirement for the composition of the audit committee.

Audit Committee Role

Under the Companies Law, our audit committee will be responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest. See “Item 6.C. Board Practices — Fiduciary Duties and Approval of Related Party Transactions under Israeli law” for additional information;

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vi)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval. See “Item 6.C.  Board Practices — Fiduciary Duties and Approval of Related Party Transactions under Israeli law” for additional information, unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors under the Companies Law, including at least one external director.

Our board of directors adopted an audit committee charter which was effective upon the listing of our Ordinary Shares on Nasdaq setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq listing rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our board of directors if so required.

Nasdaq Listing Rules for Audit Committee

Under the Nasdaq listing rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee include Asaf Itzhaik and Tomer Etzyoni, who are external directors, and Moshe Revach, each of whom is “independent,” as such term is defined in under Nasdaq listing rules and Rule 10A-3 under the Exchange Act. All members of our audit committee meet the requirements for financial literacy under the Nasdaq listing rules. Our board of directors has determined that Moshe Revach is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq listing rules.

Compensation Committee

Our compensation committee is composed of Moshe Revach, Tomer Etzyoni and Asaf Itzhaik. Asaf Itzhaik is the chairman of the compensation committee.

Companies Law Requirements

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be composed of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. The chairman of the compensation committee must be an external director. Each compensation committee member that is not an external director must be a director whose compensation is determined pursuant to the Companies Law Regulations. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to: (a) who may not be a member of the committee; and (b) who may not be present during committee deliberations as described above.

Our compensation committee acts pursuant to a written charter. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq listing rules.

Nasdaq Listing Rules for Compensation Committee

Under the corporate governance rules of Nasdaq, we are required to maintain a compensation committee consisting of at least two independent directors.

Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq, including the additional independence considerations applicable to the members of a compensation committee.

Compensation Committee Role

Our compensation committee reviews and recommends to our board of directors: with respect to our executive officers’ and directors’: (1) annual base compensation (2) annual incentive bonus, including the specific goals and amounts; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires the approval of a special majority. See “Item 6.C. — Board Practices — Fiduciary Duties and Approval of Related Party Transactions under Israeli law” for additional information. Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company.

If a company that initially offers its securities to the public, like us, adopts a compensation policy in advance of its initial public offering, and describes it in its prospectus for such offering, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is established in accordance with the aforementioned relief, then it will remain in effect for a term of five years from the date such company becomes a public company. Accordingly, our compensation policy will remain in effect for five years from our IPO, until August 25, 2027. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant officer holder;

●	the officer holder’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an office holder and the average median compensation of the other employees of the company (including those employed through manpower companies), in particular the ratio between such cost to the average and median salary of such employees of the company including the impact of disparities in salary upon work relationships in the company;

●	if the terms of employment include variable components the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of payment, or in the case of equity-based compensation, at the time of grant;

●	the conditions under which an officer holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and such data was restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

Our compensation policy is designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers, while considering the risks that our activities involve, our size, the nature and scope of our activities and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, our compensation policy provides for maximum permitted ratios between the total variable (cash bonuses and equity based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to executive officers other than our chairman or Chief Executive Officer may be based entirely on a discretionary evaluation. Our Chief Executive Officer will be entitled to recommend performance objectives to such executive officers, and such performance objectives will be approved by our compensation committee (and, if required by law, by our board of directors).

The performance measurable objectives of our chairman and Chief Executive Officer will be determined annually by our compensation committee and board of directors. A less significant portion of the chairman’s and/or the Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the chairman’s or the Chief Executive Officer’s respective overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and phantom, options, in accordance with our share incentive plan then in place. Share options granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our compensation policy also provides for compensation to the members of our board of directors either: (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time; or (ii) in accordance with the amounts determined in our compensation policy.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Daniel Shapira from Daniel Shapira Accountants was appointed by the board of directors on December 13, 2022, to serve as the Internal Auditor of the Company.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulations applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

Fiduciary Duties and Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director, and any other manager directly subordinate to the general manager.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Related Party Transactions

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company sufficient time before the company’s approval of such matter.

Any such approval is subject to the terms of the Companies Law, setting forth, among other things, the appropriate bodies of the company required to provide such approval, and the methods of obtaining such approval.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director, or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third party in which the office holder has a personal interest, which is not an extraordinary transaction requires the approval of the board of directors or a committee authorized by the board of directors. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required.

Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting, or vote on this matter, unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, certain disclosure requirements also apply to a controlling shareholder of a public company, in which a controlling shareholder has a personal interest. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of (i) the audit committee or the compensation committee, as the case may be, (ii) the board of directors and (iii) a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who and non-controlling shareholders and have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances. In addition, transactions with a controlling shareholder or a controlling shareholder’s relative who serves as an executive officer in a company, directly or indirectly (including through a corporation under his control), involving the receipt of services by a company or their compensation can have a term of five years from the company’s initial public offering under certain circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote for purposes of the Special Majority Approval.

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exculpate, an office holder who is not a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exculpate is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to the Special Majority Approval.

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the general meeting of our shareholders. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval by the Special Majority Approval will be required.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer and who does not also serve as a director) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by the Special Majority Approval. However, if the shareholders of the company do not approve a compensation arrangement with a non-director executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to an existing compensation arrangement with a non-director executive officer requires only the approval of the compensation committee, if the compensation committee determines that the amendment is immaterial. However, if such non-director executive officer is subordinate to the chief executive officer, an immaterial amendment to an existing compensation arrangement shall not require the approval of the compensation committee if (i) such amendment is approved by the chief executive officer, (ii) the company’s compensation policy allows for such immaterial amendments to be approved by the chief executive officer and (iii) the engagement terms are consistent with the company’s compensation policy.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be in the following order approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a Special Majority Approval (provided that with respect to a Chief Executive Officer who is also a director of the company, the approval of the shareholders by a simple majority. is required). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision, provided that the chief executive officer is not also a director of the company. In the case of a new chief executive officer, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have on the date of his appointment or during the two-year period preceding his appointment, an “affiliation” (including an employment relationship, a business or professional relationship or control) with the company or a controlling shareholder of the company or a relative thereof) and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter). However, if the chief executive officer candidate will serve as a member of the board of directors, such candidate’s compensation terms as chief executive officer must be approved in accordance with the rules applicable to approval of compensation of directors.

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by the Special Majority Approval.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his power in the company and to act in good faith and in an customary manner in exercising his rights and performing his obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the above-mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Exculpation, Insurance and Indemnification of Directors and Officers

Insurance

As permitted under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to a third party, including a breach arises out of the negligent conduct of the office holder;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of a third party.

●	financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law;

●	expenses incurred or to be incurred by an office holder in connection with an administrative proceeding, instituted against him or her, pursuant to certain provisions of the Israeli Securities Law, including reasonable litigation expenses, and including attorneys’ fees; and

●	any other event in respect of which it is permitted and/or shall be permitted by Law to insure the liability of an officeholder.

Our amended and restated articles of association provide that we may incuse an office holder against the abovementioned liabilities. Accordingly, we maintain directors’ and officers’ liability insurance, providing total coverage of $5 million for the benefit of all of our directors and officers, in respect of which we expect to pay a twelve-month premium of approximately $400 thousand, which expires on August 23, 2023.

Indemnification

The Companies Law and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent;

●	expenses incurred by an office holder in connection with an administrative procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law; and

●	any other obligation or expense in respect of which it is permitted or will be permitted under the Companies Law, to indemnify an officer or director, subject to and in accordance with all applicable law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We have entered into our standard form of indemnification agreement, the form of which is filed as an exhibit to this Annual Report on Form 20-F, with each of our directors and with all members of our senior management. Each such indemnification agreement provides the indemnified person with indemnification to the maximum extent permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance or other indemnification agreement.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exculpation from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law. An Israeli company may not exculpate in advance a director from liability arising from a breach of his or her duty of care in connection with a prohibited dividend or distribution to shareholders.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty except for indemnification and insurance for a breach of loyalty to the extent the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to directors, the chief executive officer or controlling shareholders, their relatives and third parties in which controlling shareholders have a personal interest, also by the shareholders. However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets, or obligations.

Our amended and restated articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which are filed as exhibits to this Annual Report on Form 20-F and are incorporated herein by reference.

As of the date of this Annual Report on Form 20-F, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

D.	Employees

As of April 10, 2023, we had nine full-time employees and two part time employee. None of our employees are members of a union or subject to the terms of a collective bargaining agreement.

We expect to increase the number of warehouses we use as discussed above, as well as, the number of employees and independent contractors, which is expected to grow as we expand our business.

None of our employees are members of a union or subject to the terms of a collective bargaining agreement. However, in Israel, we are subject to certain Israeli Labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Industry and Economy Office, and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement. We have never experienced labor related work stoppages or strikes and believe that our relations with our employees are good.

All of our employment and consulting agreements include the employee’s and consultant’s undertaking with respect to assignment to us of intellectual property rights developed in the course of employment and confidentiality provisions. The enforceability of such provisions may be limited by Israeli law.

E.	Share Ownership

See “Item 7.A. Major Shareholders” below.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of April 10, 2023 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors, and executive officers; and

●	all of our directors, and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable pursuant to outstanding options or warrants to purchase Ordinary Shares that are exercisable, or securities that are convertible into Ordinary Shares, within 60 days after April 10, 2023, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 8,321,632 Ordinary Shares outstanding on April 10, 2023.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our company at a subsequent date. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is c/o Jeffs’ Brands Ltd, 7 Mezada Street, Bnei Brak, Israel 5126112.

	No. of Shares Beneficially Owned	Percentage Owned
Holders of 5% or more of our voting securities:
Medigus Ltd.(1)(2)	3,382,905	38.43%
Viki Hakmon*(3)	1,468,578	17.65%
L.I.A. Pure Capital Ltd.(4)(5)	1,352,142	9.99%
Directors and named executive officers who are not 5% holders:
Liron Carmel	—	—
Eliyahu Yoresh	—	—
Tali Dinar	—	—
Moshe Revach	—	—
Ronen Zalayet	—	—
Naor Bergman	—	—
Oz Adler(6)	4,808	0.06%
Amitay Wiess	—	—
Tomer Etzyoni	—	—
Assaf Itzhaik	—	—
All directors and executive officers as a group (11 persons)	5,606,178	66.13%

*	Indicates officer and/or director of the Company.
(1)	Includes Warrants to purchase up to 240,385 Ordinary Shares and Additional Warrants to purchase up to 240,385 Ordinary Shares that are exercisable within 60 days, at an exercise price of $2.02 per Ordinary Share following the Exercise Price Adjustment (see “Description of Share Capital — Warrants” for additional information).
(2)	Based on Schedule 13D filed with the SEC on September 13, 2022, Medigus has sole voting and dispositive power over all Ordinary Shares shown to be beneficially owned by it. The mailing address of Medigus is Omer Industrial Park No. 7A, P.O. Box 3030, 8496500, Israel. Medigus is a publicly traded company. To the best of our knowledge, no person has sole voting and sole investment power with respect to the shares.
(3)	Based on Schedule 13D/A filed with the SEC on November 8, 2022, Viki Hakmon has sole voting and dispositive power over all Ordinary Shares shown to be beneficially owned by it. The mailing address of Viki Hakmon is 7 Mezada Street, Bnei Brak, Israel 5126112.
(4)	Includes Warrants to purchase up to 114,800 Ordinary Shares and Additional Warrants to purchase up to180,288 Ordinary Shares exercisable within 60 days, at an exercise price of $2.02 per Ordinary Share following the Exercise Price Adjustment (see “Description of Share Capital — Warrants” for additional information), and an option to purchase up to 602,255 Ordinary Shares, or the Call Option, exercisable within 60 days, granted to Pure Capital pursuant to a Call Option Agreement with Viki Hakmon, dated November 14, 2021, or the Call Option Agreement.
(5)	Based on Schedule 13G filed with the SEC on September 29, 2022 by Pure Capital, Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of Pure Capital, and has sole voting and dispositive power over all Ordinary Shares shown to be beneficially owned by Pure Capital. The mailing address of Pure Capital Ltd. and Kfir Silberman is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916.
(6)	Includes Warrants to purchase up to 2,404 Ordinary Shares exercisable within 60 days, at an exercise price of $2.02 per Ordinary Share following the Exercise Price Adjustment (see “Description of Share Capital — Warrants” for additional information).

Significant Changes in Percentage Ownership by Major Shareholders

On May 10, 2021, pursuant to the SEA, Smart Repair Pro and Purex become wholly-owned subsidiaries of Jeffs’ Brands. Pursuant to the SEA, following the Contribution Transactions, Jeffs’ Brands held all of the outstanding shares of Smart Repair Pro and Purex, Medigus held 50.03% of our outstanding Ordinary Shares and Mr. Hakmon, our Chief Executive Officer, held the remaining 49.97% of our outstanding Ordinary Shares. Mr. Hakmon’s affiliates, who were minority shareholders of Smart Repair Pro and Purex, transferred all their holdings in Smart Repair Pro and Purex to Mr. Hakmon pursuant to the Share Transfer Deed dated May 10, 2021, which was effective immediately prior to the Contribution Transactions.

On August 30, 2022, Medigus purchased in our IPO 240,385 Units comprised of 240,385 Ordinary Shares and Warrants to purchase up to 240,385 Ordinary Shares for an aggregate purchase price of approximately $1,000,001. In addition, in connection with the IPO, on August 30, 2022, in accordance with the Assignment Agreement, the outstanding principal amount of the loans due to Medigus were automatically converted into 1,160,133 Ordinary Shares. Following that, Medigus held approximately 35.27% of our issued and outstanding share capital. In addition, following the Exercise Price Adjustment, on November 28, 2022, Medigus was issued Additional Warrants to purchase up to 240,385 Ordinary Shares. Also in November 2022, Medigus purchased a total of 60,000 Ordinary Shares in open market transactions, at an average price per share of $1.88. Following that, Medigus held approximately 39.61% of our issued and outstanding share capital. In December 2022, Medigus sold a total of 5,813 Ordinary Shares in open market transactions, at an average price per share of $1.14. Following that, Medigus held approximately 39.54% of our issued and outstanding share capital

On August 30, 2022, Pure Capital purchased in our IPO 180,288 Units comprised of 180,288 Ordinary Shares and Warrants to purchase up to 180,288 Ordinary Shares for an aggregate purchase price of approximately $750,000. Also, on August 30, 2022, in accordance with the Assignment Agreement, the outstanding principal amount of the loans due to Pure Capital were automatically converted into 31,535 Ordinary Shares. Following that, Pure Capital held approximately 4.99 % of our issued and outstanding share capital. In August 2022, Pure Capital sold a total of 65,202 Ordinary Shares in open market transactions, at an average price per share of $2.86. Following that, Pure Capital held approximately 4.19% of our issued and outstanding share capital. Also in August 2022, Pure Capital purchased a total of 89,600 Ordinary Shares in open market transactions, at an average price per share of $1.4. Following that, Pure Capital held approximately 5.29% of our issued and outstanding share capital.

On November 1, 2022, Viki Hakmon, our Chief Executive Officer, purchased 7,500 Ordinary Shares in an open market transaction, at a price per share of $1.28. Following that, Mr. Hakmon held approximately 17.65% of our issued and outstanding share capital.

Record Holders

As of April 10, 2023, there were 5 shareholders of record of our Ordinary Shares. This number is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in our control at a subsequent date.

B.	Related Party Transactions

Employment and Service Agreements

We have entered into written employment and service agreements with each of our executive officers. All of these agreements contain customary provisions regarding confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer.

Shareholders Agreements and Loans

Since our inception, we have entered into several shareholders’ and loan agreements with our shareholders, our subsidiaries and our Chief Executive Officer, in order to finance our activities.

On May 23, 2019, our subsidiary, Smart Repair Pro, entered into the May 2019 Loans, with a relative of Viki Hakmon, and Pure Capital, a company owned by a family relative, or the Investors. On March 1, 2020, Smart Repair Pro entered into the March 1, 2020 Loan Agreement with Purex.

On October 8, 2020, Smart Repair Pro and Purex and their then shareholders entered into the Medigus SPA, with Medigus. Medigus is our controlling shareholder and holds 38.43% of our issued and outstanding share capital as of April 10, 2023.

In February 2021, Smart Repair Pro received additional loans under the Medigus SPA.

On February 2, 2021, Smart Repair Pro acquired the seller account “Whoobli”, pursuant to a purchase agreement. In order to finance the purchase of the Whoobli store, Smart Repair Pro received an additional loan from its shareholders, whereby Medigus transferred directly to the Whoobli Seller an amount of approximately $3,200,000 and the minority shareholders transferred an amount of approximately $800,000.

Effective as of May 10, 2021, pursuant to the transactions contemplated by the SEA, Purex and Smart Repair Pro became wholly-owned subsidiaries of Jeffs’ Brands and the Contribution Transactions were completed.

Pursuant to the Contribution Transactions, on May 10, 2021, we issued 5,003 and 4,997, Ordinary Shares to Medigus and Mr. Hakmon, respectively, in exchange for the equity interests they owned in Smart Repair Pro and Purex.

As of August 30, 2022, Smart Repair Pro had outstanding loans to Medigus, Mr. Hakmon and Pure Capital of $4,010,000, $940,000 and $109,000, respectively. On May 3, 2022, we entered into the Assignment Agreement with Smart Repair Pro, Medigus, Mr. Hakmon and Pure Capital. In accordance with the Assignment Agreement, on August 30, 2022, the outstanding amounts due to Medigus, Mr. Hakmon and Pure Capital converted into 1,160,133 Ordinary Shares, 271,951 Ordinary Shares and 31,535 Ordinary Shares, respectively. Any accrued and unpaid interest due to each such party at that time was paid in cash.

On April 29, 2022 and August 24, 2022, Medigus advanced $80,000 and $70,000, respectively, to the Company for certain working capital matters, which the Company fully repaid on September 6, 2022.

For further description on the agreements and loans described above, see “Item 5.B. Liquidity and Capital Resources – Financial Agreements” above.

Consulting Agreement with Pure Capital

On October 26, 2022, we entered into a consulting agreement with Pure Capital, pursuant to which Pure Capital provides us with consultancy services for a monthly fee of NIS 57,750 (approximately $16,042). In addition, we paid Pure Capital a one-time signing bonus in the amount of NIS 425,000 (approximately $118,055) for their services to us from the day of our inception until the closing of the IPO. In addition to the monthly payments, pursuant to the consultancy agreement, Pure Capital is also entitled to the following payments: (i) an amount equal to 7% of the gross proceeds paid to the Company in connection with any exercise of warrants, whether or not currently outstanding; and (ii) 8% of the total consideration paid in connection with any purchase of a new brand, businesses, or similar events initiated or assisted by Pure Capital and approved by the Chief Executive Officer and chairman of the board of directors based on agreement with Pure Capital. The consulting agreement is for an undefined period of time and may be terminated after three years from October 26, 2022 by either party upon a 30 days of advance notice. As of December 31, 2022, we paid $218,000 to Pure Capital pursuant to the agreement.

Agreement with Pure Logistics

In November 2022, we entered into an agreement with Pure Logistics, a U.S. based storage and logistics center, intended to support our plans to sell our brands’ products directly to consumers and launch new e-commerce platforms. Mr. Eliyahu Yoresh, a director of the Company, is also a director of Pure Logistics. As of November 28, 2022, we paid $300,000 to Pure Logistics pursuant to the agreement. See “Item 4.B. Recent Developments – Expansion of Sales into New E-commerce Platforms” above for further information.

Stock Purchase Agreement with SciSparc

On February 23, 2023, we and Jeffs’ Brands Holdings entered into the Wellution Agreement, as amended on March 22, 2023 by the Addendum, pursuant to which, on March 22, 2023, Jeffs’ Brands Holdings acquired from SciSparc 57 shares of common stock of SciSparc U.S., a wholly-owned subsidiary of SciSparc that owns and operates Wellution, a top-selling Amazon food supplements and cosmetics brand, subject to the holdback by SciSparc of 11 shares as described below, representing approximately 49% of the issued and outstanding shares of common stock of SciSparc U.S., for approximately $3.0 million in cash (including the Price Adjustment), of which approximately $2.5 million was paid at the closing. The Addendum provided for the payment by us to SciSparc of an additional amount of $489,330 in cash for the Price Adjustment related to inventory and working capital, payable in five equal installments of $97,866 on the tenth day of each consecutive calendar month, beginning in May 2023. As collateral for the payment in full of the Price Adjustment, SciSparc held back 11 shares of common stock of SciSparc U.S, which will be released to Jeffs’ Brands Holdings once the final payment is made.

Pursuant to the Wellution Agreement, in connection with the closing of the Wellution Transaction, on March 22, 2023, we entered into the SciSparc Consulting Agreement, pursuant to which we will provide management services to SciSparc U.S. for the Wellution brand for a monthly fee of $20,000, and will receive a one-time signing bonus in the amount of $51,000. The SciSparc Consulting Agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice.

Also pursuant to the Wellution Agreement, in connection with the closing of the Wellution Transaction, effective as of March 22, 2023, we issued 247,415 Ordinary Shares to SciSparc and on March 29, 2023, SciSparc issued 360,297 of its ordinary shares to us in a mutual share exchange, representing approximately 2.97% and 4.99%, respectively, of the Company’s and SciSparc’s issued and outstanding ordinary shares.

The number of Exchange Shares acquired by each company was calculated by dividing $288,238, which was adjusted from $300,000, pursuant to the 4.99% ownership limitation included in the Wellution Agreement, by the average closing price of the relevant company’s shares on the Nasdaq Capital Market for the 30 consecutive trading days ending on the third trading day immediately prior to the closing date.

Mr. Oz Adler, the Chairman and a member of our board of directors is the chief executive officer and chief financial officer of SciSparc, Mr. Amitai Weiss, is the chairman of the board of directors of SciSparc, and is a member of our board of directors, and Mr. Moshe Revach is a member of our board of directors and SciSparc’s board of directors.

C.	Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become involved in legal proceedings that arise in the ordinary course of business. During the period covered by the financial statements contained herein, we were not subject to any material legal proceedings that has had a material adverse effect on our financial position. No assurance can be given that future litigation will not have a material adverse effect on our financial position. When appropriate in management’s estimation, we may record reserves in our financial statements for pending litigation and other claims.

Dividends

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

The Companies Law imposes certain restrictions on our ability to declare and pay dividends. See “Divided and Liquidation Rights” in Exhibit 2.1 to this Annual Report for additional information.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10. E. Taxation” for additional information.

B.	Significant Changes

No significant change, other than as otherwise described in this Annual Report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING.

A.	Offer and Listing Details

The Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “JFBR” and “JFBRW”, respectively, on August 26, 2022.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Item 9A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report on Form 20-F.

C.	Material Contracts

For a description of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report on Form 20-F, see “Item 4.A. History and Development of the Company,” Item 4.B. Recent Developments “Item 4.B. Business Overview,” “Item 5.B. Liquidity and Capital Resources – Financial Arrangements,” “Item 6.C Board Practices - Indemnification,” “Item 6.C Share Ownership – Share Option Plan,” “Item 7.A. Major Shareholders,” and “Item 7.B. Related Party Transactions” above.

D.	Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our Ordinary Shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our memorandum of association or amended and restated articles of association or by the laws of the State of Israel.

E.	Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a description of the material Israeli income tax consequences concerning the acquisition, ownership and disposition of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the applicable tax authorities or the courts will accept the views expressed in the discussion in question. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership or disposition of our Ordinary Shares. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, currently at the rate of 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or Preferred Technological Enterprise (as discussed below) may be considerably less.

Capital gains derived by an Israeli resident company are subject to tax at the regular corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following criteria: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company incorporated in Israel, which has 90% or more of its income in any tax year, other than income from certain government loans, derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, referred to as the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization of the cost to purchase a patent, rights to use a patent or know-how, that were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

●	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax Benefits and Grants for Research and Development

General. The IIA, an independent publicly funded agency, was created to provide a variety of practical tools and funding platforms aimed at effectively addressing the dynamic and changing needs of the local and international innovation ecosystem. The IIA acts under the Law for the Encouragement of Research, Development and Technological Innovation in the Industry 1984 and the related IIA rules and regulations, or the Innovation Law. Companies that receive funding from the IIA are subject to certain liabilities of the Innovation Law, mainly pertaining to the know-how that was developed with the support of the IIA within the framework of an R&D funding program, and/or its derivatives, or the IIA-supported Know-how, and/or to the products derived from the technology that was developed with the support of the IIA within the framework of an R&D funding program, and/or its derivatives, or IIA-supported products.

Ownership Structure. Any change of ownership must be reported to the IIA prior to the execution of the acquisition. A change in the company’s ownership, in which a foreign entity becomes a shareholder in the company, requires the IIA approval and the new shareholder signature on an undertaking letter acknowledging the company’s liabilities to the Innovation Law.

Royalty payment. Companies supported by the IIA are required to pay royalties on income yielded from the IIA-supported products, until full refund of the grant, which is linked to the US dollar and carries interest (the annual LIBOR interest for annual dollar deposits, as published on the first day of trading of each year, or in an alternate publication according to the Bank of Israel’s announcement). Until July 2017, the rate of the royalties refund was 3% of related income in the first three years, and 3.5% from the 4th year, onward. As of July 2017, the rate of the royalties refund for companies with total revenues of under $70 million at the year preceding the application date, has changed to 3%.

Manufacturing location. Until 2003, manufacturing was considered to be done completely in Israel, and after this date, the manufacturing location (including assembly) is determined based on the manufacturing declaration located in the grant application submitted for supporting R&D, or the Manufacturing Declaration. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the IIA and may result in an increased royalty payment rate and an increased total royalty payment, which will be calculated based on the deviation from the company’s Manufacturing Declaration. Cumulative deviation of under 10% requires notification of the IIA, while 10% or more requires pre-approval.

The rate of royalty payment due to overseas manufacturing is increased as follows: If the foreign company will be given the rights to only manufacture the IIA-supported products, an additional 1% will be incurred (e.g., instead of paying 3%, the company will pay 4%). However, if the foreign company will be given the rights to both manufacture and distribute the IIA-supported products, the royalties rate may be higher. The increased royalty rate will apply for revenues associated with manufacturing outside of Israel only. In general, royalties will be paid from the final sale price to the client and not from the inter-company transfer price. The company will have to keep paying royalties until it reaches the new royalty liability ceiling.

The increased repayment is calculated according to the percentage of the manufacturing activities that are carried out outside of Israel out of the total cumulative manufacturing activities both in Israel and abroad, as described in the following table:

Percentage of manufacturing activities performed outside of Israel, cumulatively	The increased payment to the IIA

Up to 50%	120% of the received grants + interest
Between 50% and 90%	150% of the received grants + interest
90% and more	300% of the received grants + interest

Know-how location. To the extent a company wishes to transfer its IIA-supported Know-how outside of Israel, the transfer must be preapproved by the IIA and the company may be required to pay an additional payment to the IIA, or the Fee, as described below. This Fee (which also relates to programs that are absolved of royalty payment) is calculated according to the ratio between the total grants received from the IIA and the total financial R&D expenses invested in the related know-how (including the received grants), multiplied by the transaction price of the IIA-supported Know-how, or the IIA Know-how Basic Amount.

The IIA Know-how Basic Amount minus the received grants is depreciated at a rate of 1/7 per annum, as of the fourth year from the end of the last supported file in each program. As a result, when transferring IIA-supported Know-how after 10 years or more, the maximum payment to the IIA will be only the total sum of the received grants plus interest, minus paid royalties.

However, the aforementioned formula has a minimum and maximum limits. The minimum amount of the payment is the total sum of grants received plus interest. The maximum amount shall be no higher than 6 times the total sum of grants received plus interest. In the case that the IIA-supported company retains its R&D center in Israel for at least 3 consecutive years, following the year of transferring the IIA-supported Know-how outside of Israel, while maintaining at least 75% of its R&D employment in Israel – the payment will be limited to 3 times the total sum of grants received plus interest.

Transferring IIA-supported Know-how outside of Israel according to the Innovation Law (including paying the Fee where necessary) releases the IIA-supported company from all liabilities to the IIA.

Transfer of know-how to another Israeli entity is subject to signature of the recipient Israeli entity on a formal IIA issued undertaking document, to comply with the provisions of the Innovation Law, including the restrictions on the transfer of know-how and the obligation to pay royalties.

According to the above, these liabilities should be taken into account when we consider to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside of Israel, and may require us to obtain the pre-approval of the IIA for certain actions and transactions and pay additional payments to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Innovation Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside of Israel. If we fail to comply with the Innovation Law, we may be subject to criminal charges.

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Tax Ordinance. Expenditures that are not qualified under the conditions above are deductible in equal amounts over three years.

From time to time we may apply the Office of the Chief Scientist for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, or the 2017 Amendment. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived from its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a “Preferred Enterprise” or a “Special Preferred Enterprise” should generally be subject to withholding tax at source at the following rates: (i) Israeli resident corporations - 0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply), (ii) Israeli resident individuals - 20% and (iii) non-Israeli residents (individuals and corporations) - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%, or such lower rate as may be provided under the provisions of any applicable double tax treaty.

We currently do not intend to implement the 2011 Amendment.

Tax benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provided new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions should qualify as a Preferred Technological Enterprise, or PTE, and thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone “A”. In addition, a PTE will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company after January 1, 2017 for at least NIS 200 million, and the sale received prior approval from the National Authority for Technological Innovation previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions (including a group turnover of at least NIS 10 billion) should qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise should enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million should be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed out of Preferred Technological Income to Israeli shareholders by a PTE or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, should generally be subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%, or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is generally required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid should apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate should be 4% (or such lower rate as may be provided in an applicable tax treaty, in either case, subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate).

We are examining the potential impact of the 2017 Amendment and the degree to which we may qualify as a PTE, the amount of Preferred Technological Income that we may have and other benefits that we may receive from the 2017 Amendment in the future.

Taxation of our Shareholders

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or a tax treaty between Israel and the seller’s country of residence provides otherwise. The Tax Ordinance distinguishes between real capital gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s tax basis attributable to an increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary surplus is not currently subject to tax in Israel. The real capital gain is the excess of the total capital gain over the inflationary surplus.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident (whether an individual or a corporation) who derives capital gains from the sale of shares in an Israeli resident company purchased upon or after the registration of the shares on the TASE or on a regulated market outside of Israel (such as Nasdaq) should be exempt from Israeli tax unless the capital gain derived from the sale of shares was attributed to a permanent establishment that the non-resident maintains in Israel. However, a non-Israeli “body of persons” (as defined under the Tax Ordinance, which includes corporate entities, partnerships and other entities) will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli entity or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli entity, both, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed business income.

If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate as specified in section 126 of the Tax Ordinance (23% in 2022), if generated by a company, or at a marginal tax rate according to section 121 of the Tax Ordinance but up to a rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation as specified in section 126 of the Tax Ordinance (23% in 2022) and a marginal tax rate (up to 47% for an individual in 2022) as specified in section 121 of the Tax Ordinance (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty between Israel and the shareholder’s country of residence. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment that the shareholder maintains in Israel; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital of the company during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In each case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable.

Regardless of whether our non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli tax residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold Israeli taxes at source.

Capital Gains Taxes Applicable to Israeli Resident Shareholders. An Israeli resident will generally be subject to a capital gains tax as an individual on any real capital gain at the rate of 25%. However, where an individual shareholder claims a deduction for interest expenditures or he is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income,” as defined in section 2(1) of the Ordinance, are taxed at the marginal tax rates applicable to business income (up to 47% in 2022 excluding, excess tax, if applicable, as described below).

An Israeli resident corporation that derives capital gains from the sale of shares of an Israeli resident company will generally be subject to tax on the real capital gain generated on such sale at the corporate tax rate of 23%.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (provided that a certificate from the ITA allowing for a reduced withholding tax rate or a tax exemption is obtained in advance). With respect to a person who is a “substantial shareholder” (as detailed above) at the time of receiving the dividend or at any time during the preceding twelve months, the applicable tax rate is 30%. Dividends paid on publicly traded shares, like our Ordinary Shares, to non-Israeli residents, are generally subject to Israeli withholding tax at a rate of 25%, so long as the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder), unless a lower rate is provided under an applicable tax treaty (provided that a certificate from the ITA allowing for a reduced withholding tax rate is obtained in advance). However, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced withholding tax rate, a distribution of dividends to non-Israeli residents is generally subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterpriseor PTE, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty and subject to the eligibility to the benefits under such treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Preferred Enterprise or PTE, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise or PTE are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 20% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. The aforementioned rates under the United States-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the U.S. resident in Israel. If the dividend is attributable partly to income derived from a Preferred Enterprise or PTE, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in the Code. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below).

Taxation of Israeli Shareholders on Receipt of Dividends. An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from Israeli corporate tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax (although, if such dividends are subsequently distributed to Israeli individuals or non-Israeli shareholders, the above shall apply). An exempt trust fund, pension fund or other entity that is exempt from tax under Section 9(2) or Section 129(C)(a)(1) of the Ordinance is exempt from tax on dividend.

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 663,240 for 2022 (which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gain.

Estate and Gift Tax

Israeli tax law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Considerations

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, the Warrants, and the Ordinary Shares issued or issuable upon exercise of the Warrants, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares, the Warrants, and the Ordinary Shares issued or issuable upon exercise of the Warrants, collectively, the “securities”. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our securities. This summary generally considers only U.S. Holders that will own our securities as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the Tax Cuts and Jobs Act of 2017), and the U.S.-Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our securities by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our securities in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our securities as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, securities representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold securities through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our securities, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Exercise or Expiry of Warrants

No gain or loss will be realized on the exercise of a Warrant. When a Warrant is exercised, the U.S. Holder’s cost of the common share acquired thereby will be equal to the U.S. Holder’s adjusted cost basis of the Warrant plus the exercise price paid for the common share. The expiry of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost basis to the U.S. Holder of the expired Warrant. The holding period of the common share acquired thru the exercise of a Warrant includes the holding period of the Warrant.

Taxation of Dividends Paid on Securities

We do not intend to pay dividends in the foreseeable future and U.S. Holders of Warrants are not entitled to dividends. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on securities (including distributions paid on Warrants if such warrants were to become entitled to dividends and the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the securities to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the U.S.-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our securities are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our securities for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our securities are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our securities will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Taxation of the Disposition of Securities

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our securities, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the securities in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of securities will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2022, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our securities.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our securities at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the securities, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the securities while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our securities.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our securities which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the securities to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the securities and the U.S. Holder’s adjusted tax basis in the securities. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our securities during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our securities), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of securities. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our securities, unless such securities are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited half-yearly financial information.

We maintain a corporate website www.jeffsbrands.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this Annual Report on Form 20-F. We have included these website addresses in this Annual Report on Form 20-F solely as inactive textual references.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, some of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of U.S. dollar/NIS exchange rates, which is discussed in detail in the following paragraph.

Impact of Inflation and Currency Fluctuations

Our functional and reporting currency is the U.S. dollar. We incur some of our expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries in which we are active other than the United States will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of any such devaluation will lag behind inflation in such countries.

Global inflation has risen in 2022. To date, we have not been subject to inflationary pressures. However, to mitigate any identified potential inflationary pressures, the Company purchased more inventory at the beginning of the year in order to avoid price increases that may be caused by the increase in inflation or shipping costs. We cannot assure you that we will not be adversely affected in the future.

The annual rate of inflation in Israel was 5.3% in 2022 and 2.8% in 2021. The NIS revaluated against the U.S. dollar by approximately 1.13% in 2022 and 3.26% in 2021.

Impact of Supply Chain Disruptions

As a result of the COVID-19 pandemic, we have experienced occasional supply constraints, primarily in the form of increases in freight costs from approximately $2,000 per container pre-COVID-19 to approximately $20,000 per container in the midst of the pandemic, and delays in shipment of inventory. Shipping costs per container have decreased significantly during the year ended December 31, 2022 in comparison to such costs during the year ended December 31, 2021; therefore, we do not believe that the supply chain challenges will continue to impact our business and profitability. Currently, the shipping costs are approximately $3,000 per container and we expect such costs to further decrease. We have also experienced increases in the cost of certain products, as well as a decrease in promotions by some manufacturers. The COVID-19 pandemic also impacted the supply chain of our brand partners, and our ability to timely fulfill orders and deliver such orders to our customers, particularly as a result of mandatory shutdowns in different countries and cities to mitigate the spread of the virus.

As of the date of this Annual Report on Form 20-F , we consider such events to be relatively minor and temporary, and our outlook and business goals, as well as results of operations, capital resources and quantity, sales, profits, and/or liquidity are not materially adversely affected by supply chain disruptions related to the COVID-19 pandemic. However, continued supply chain disruptions could lead to delayed receipt of, or shortages in, inventory and higher costs, and negatively impact our sales. Therefore, we maintain a comprehensive network of manufacturers. In order to mitigate such risks, in cases where certain components are purchased from single source manufacturers, we have adjusted and modified designs based on different components from different suppliers, to allow for more versatility and flexibility. We do not believe that such mitigation efforts have introduced any other new material risks, including but not limited to, those related to product quality or reliability or regulatory approval of products.

In addition, as of the date of this Annual Report on Form 20-F, our business segments, products, lines of service, projects and operations are not materially adversely affected by supply chain disruptions in light of Russia’s invasion of Ukraine and/or related geopolitical tension, and we do not expect to be materially impacted by any supply chain disruptions in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

On August 30, 2022, we completed our IPO of (A) 3,717,473 Units, at a public offering price of $4.16 per Unit, with each Unit consisting of one Ordinary Share and one Warrant to purchase one Ordinary Share, at an initial exercise price of $4.04 per Ordinary Share (and an exercise price of $2.02 following the Exercise Price Adjustment) exercisable until August 25, 2027, (B) Underwriter’s Warrants to purchase up to 185,873 Ordinary Shares, at an exercise price of $5.20 per Ordinary Share, exercisable beginning on February 21, 2022 and until August 25, 2027, and (C) Warrants to purchase up to 425,912 Ordinary Shares issued to the Underwriter pursuant to its over-allotment option. The Ordinary Shares and Warrants were immediately separable from the units and were issued separately. In connection with the IPO we issued and sold 3,717,473 Ordinary Shares, Warrants to purchase up to 4,143,385 Ordinary Shares (after giving effect to the partial exercise of the Underwriter’s over-allotment option), and Underwriter’s Warrants to purchase up to 185,873 Ordinary Shares.

In accordance with the terms of the Warrants, effective after the closing of trading on November 28, 2022 (the 90th calendar day immediately following the issuance date of the Warrants), the Warrants were adjusted pursuant to their terms, including, but not limited to, to adjust the exercise price of the Warrants to $2.02. In addition, in connection with the Exercise Price Adjustment, the Company issued Additional Warrants to purchase up to 2,824,525 Ordinary Shares to Qualified Holders (as defined in the Warrant).

In accordance with the July 1 Loan Agreement and the July 5 Loan Agreement, effective as of August 30, 2022, we issued warrants to purchase up to 30,048 Ordinary Shares at an exercise price of $4.04 per Ordinary Share, to each of Tamrid and MRM, which were exercisable immediately.

In addition, effective as of August 30, 2022, we issued warrants to purchase up to 18,565 Ordinary Shares at an exercise price of $4.04 per Ordinary Share (and an exercise price of $2.02 following the Exercise Price Adjustment) to an advisor. The warrants were exercisable immediately and are exercisable until August 30, 2027.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In connection with the IPO (including a partial exercise of over-allotment option), the Company issued and sold 3,717,473 Ordinary Shares and Warrants to purchase up to 4,143,385 Ordinary Shares and received gross proceeds of approximately $15.5 million before deducting underwriting discounts and commissions and before offering expenses ($13.4 million net proceeds after deducting approximately $1.05 million of underwriting discounts and commissions and approximately $1.05 million after deducting other offering costs).

The net proceeds from the offering have been used, and are expected to continue to be used, for the following purposes:

●	approximately $7.5 million for the purchase of new Amazon brands, the development of new brands, and improvement of existing brands;

●	approximately $2.15 million for the repayment of certain outstanding indebtedness; and

●	the remainder for working capital and general corporate purposes, including potential acquisitions and collaborations and investments in warehouse, logistics software and facilities to strengthen our supply chain process.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to an exemption for emerging growth companies under the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

Not applicable.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined Moshe Revach is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq listing rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Stock Market Listing Rules.

ITEM 16B. CODE OF ETHICS

Code of Business Conduct and Ethics

We have adopted a written Code of Business and Ethics that applies to our officers and employees, including the Chief Executive Officer, President, Chief Financial Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Controller and persons performing similar functions, as well as our directors. Our Code of Business Ethics is posted on our website at www.jeffsbrands.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. Any waiver of this Code for any Covered Person may be made only by the Board or the Audit Committee and will be promptly disclosed to stockholders and others, as required by applicable law. The Company must disclose changes to and waivers of the Code in accordance with applicable law. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pre-Approval of Auditors’ Compensation

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, or Brightman, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2022 and 2021.

The following table provides information regarding fees paid by us to Brightman, including audit services, for the years ended December 31, 2022 and 2021.

	Year Ended December 31,
	2022	2021
Audit fees (1)	$150	$150
Audit-related fees (2)	30	0
Tax fees (3)	15	15
All other fees (4)	$0	$17
Total	$195	$182

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements and tax returns.

(2)	Includes comfort letter rendered in connection with the IPO.

(3)	Includes preparation of tax returns in the United States.

(4)	Includes NIS 60 thousands (approximately $17 thousands) for the year ended December 31 , 2021 in connection with examination regarding transfer pricing.

Pre-Approval of Auditors’ Compensation

Our board of directors have adopted an audit committee charter setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting ;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our board of directors if so required.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In August 2022, Medigus purchased 240,385 Units comprised of 240,385 Ordinary Shares and Warrants to purchase up to 240,385 Ordinary Shares for an aggregate purchase price of approximately $1,000,001. Following that, Medigus held approximately 35.27 % of our issued and outstanding share capital. Following the Exercise Price Adjustment Medigus were issued Additional Warrants to purchase up to 240,385 Ordinary Shares. Following that, Medigus held approximately 35.27% of our issued and outstanding share capital. In addition, on August 30, 2022, in accordance with the Assignment Agreement, the outstanding principal amount of the loans due to Medigus were automatically converted into 1,160,133 Ordinary Shares. Following that, Medigus held approximately 35.27 % of our issued and outstanding share capital.

On August 30, 2022, Pure Capital purchased in our IPO 180,288 Units comprised of 180,288 Ordinary Shares and Warrants to purchase up to 180,288 Ordinary Shares for an aggregate purchase price of approximately $750,000. Also, on August 30, 2022, in accordance with the Assignment Agreement, the outstanding principal amount of the loans due to Pure Capital were automatically converted into 31,535 Ordinary Shares. Following that, Pure Capital held approximately 4.99 % of our issued and outstanding share capital. In August 2022, Pure Capital sold a total of 65,202 Ordinary Shares in open market transactions, at an average price per share of $2.86. Following that, Pure Capital held approximately 4.19% of our issued and outstanding share capital. Also in August 2022, Pure Capital purchased a total of 89,600 Ordinary Shares in open market transactions, at an average price per share of $1.4. Following that, Pure Capital held approximately 5.29% of our issued and outstanding share capital.

On August 30, 2022, Medigus purchased in our IPO 240,385 Units comprised of 240,385 Ordinary Shares and Warrants to purchase up to 240,385 Ordinary Shares for an aggregate purchase price of approximately $1,000,001. In addition, in connection with the IPO, on August 30, 2022, in accordance with the Assignment Agreement, the outstanding principal amount of the loans due to Medigus were automatically converted into 1,160,133 Ordinary Shares. Following that, Medigus held approximately 35.27% of our issued and outstanding share capital. In addition, following the Exercise Price Adjustment, on November 28, 2022, Medigus was issued Additional Warrants to purchase up to 240,385 Ordinary Shares. Also in November 2022, Medigus purchased a total of 60,000 Ordinary Shares in open market transactions, at an average price per share of $1.88. Following that, Medigus held approximately 39.61% of our issued and outstanding share capital. In December 2022, Medigus sold a total of 5,813 Ordinary Shares in open market transactions, at an average price per share of $1.14. Following that, Medigus held approximately 39.54% of our issued and outstanding share capital.

Effective as of March 22, 2023, pursuant to the Wellution Agreement, in connection with the closing of the Wellution Transaction, we issued 247,415 Ordinary Shares to SciSparc and on March 29, 2023 SciSparc issued 360,297  of its ordinary shares to us in a mutual share exchange, or, collectively, the Exchange Shares, representing approximately 2.97% and 4.99%, respectively, of the Company’s and SciSparc’s issued and outstanding ordinary shares. The number of Exchange Shares acquired by each company was calculated by dividing $288,238, which was adjusted from $300,000, pursuant to the 4.99% ownership limit included in the Wellution Agreement, by the average closing price of the relevant company’s shares on the Nasdaq Capital Market for the 30 consecutive trading days ending on the third trading day immediately prior to the closing.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, we are required to comply with the Nasdaq Listing Rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Listing Rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors, our directors are elected by an annual meeting of our shareholders (i) to hold office until the next annual meeting following his or her election or (ii) for three-year term, as described below under “Item 6.C. Board Practices—External Directors.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Listing Rules.

●	Compensation of officers. Israeli law and our articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market Listing Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Item 6.C. — Board Practices — Fiduciary Duties and Approval of Related Party Transactions under Israeli Law” for additional information).

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6.C. Board Practices—External Directors.” We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “unaffiliated directors” as defined in the Companies Law. We have established an Audit Committee and appointed external directors compliant with applicable rules. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Listing Rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq listing rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, we follow Israeli practice, which is to have equity compensation plans approved only by the compensation committee and board of directors, unless such arrangements are for the compensation of chief executive officer or directors, in which case they also require the approval of the shareholders. In addition, we follow Israeli law, under which a private placement of securities requires approval by our board of directors and shareholders if it will cause a person to become a controlling shareholder (generally presumed at 25% ownership) or if: (a) the securities issued amount to 20% or more of our outstanding voting rights before the issuance; (b) some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and (c) transaction will increase the relative holdings of a shareholder that holds 5% or more of our outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of our outstanding share capital or voting rights.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Listing Rules (see “Item 6.C.— Board Practices — Fiduciary Duties and Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq listing Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of annual report.

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Jeffs’ Brands Ltd (filed as Exhibit 3.1 to Form 6-K (File No. 001-41482) filed on August 31, 2022 and incorporated herein by reference).

2.1	Form of Warrant (filed as Exhibit 4.2 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

2.2	Form of Underwriter’s Warrant (filed as Exhibit 4.5 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

2.3	Form of Additional Warrant (filed as Exhibit 4.2 to Form F-1 (File No. 333-262835) filed on May 24, 2022 and incorporated herein by reference).

2.4	Form of Investor Warrant (filed as Exhibit 4.5 to Post Effective Amendment to Form F-1 (File No. 333-262835) filed on November 28, 2022 and incorporated herein by reference).

2.5*	Description of Securities.

4.1+	Form of Indemnification Agreement (filed as Exhibit 10.1 to Post Effective Amendment to Form F-1 (File No. 333-262835) filed on November 28, 2022 and incorporated herein by reference).

4.2	Form of Warrant Agent Agreement (filed as Exhibit 4.1 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.3+	Jeffs’ Brands Ltd 2022 Incentive Option Plan (filed as Exhibit 10.21 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.4#	Common Stock Purchase Agreement, dated October 8, 2020, by and between Smart Repair Pro, Purex Corp., the stockholders of Smart Repair Pro and Purex Corp., Viki Hakmon, and Medigus Ltd. (filed as Exhibit 10.2 to Form F-1 (File No. 333-262835) filed on February 18, 2022 and incorporated herein by reference).

4.5#	Amendment No. 1 to Common Stock Purchase Agreement, dated June 22, 2021, by and between Smart Repair Pro, Purex Corp., the stockholders of Smart Repair Pro and Purex Corp., Viki Hakmon, and Medigus Ltd. (filed as Exhibit 10.3 to Form F-1 (File No. 333-262835) filed on February 18, 2022 and incorporated herein by reference).

4.6	Stock Exchange and Plan of Restructuring Agreement, dated May 10, 2021, by and between Jeffs’ Brands Ltd, on one hand, and Viki Hakmon and Medigus Ltd., on the other hand. (filed as Exhibit 10.4 to Form F-1 (File No. 333-262835) filed on February 18, 2022 and incorporated herein by reference).

4.7	Loan Agreement, dated May 23, 2019, by and between Smart Repair Pro and L.I.A. Pure Capital Ltd. (filed as Exhibit 10.5 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.8	Loan Agreement, dated March 1, 2020, by and between Smart Repair Pro and Purex Corp. (filed as Exhibit 10.6 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.9	Purchase Agreement, dated February 2, 2021, by and between Smart Repair Pro and Beard Revive Inc. (filed as Exhibit 10.7 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.10	Loan Agreement, dated April 8, 2021, by and between Smart Repair Pro and Amazon.com (filed as Exhibit 10.8 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.11	Unsecured Loan Agreement, dated July 1, 2021, by and between Smart Repair Pro and Tamrid Ltd. (English Translation) (filed as Exhibit 10.9 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.12	First Amendment to Unsecured Loan Agreement, dated July 13, 2021, by and between Smart Repair Pro and Tamrid Ltd. (English Translation) (filed as Exhibit 10.10 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.13	Second Amendment to Unsecured Loan Agreement, dated November 23, 2021, by and between Smart Repair Pro and Tamrid Ltd. (English Translation) (filed as Exhibit 10.11 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.14	Loan Agreement, dated July 5, 2021, by and between Smart Repair Pro and M.R.M MERHAVIT Holdings and Management Ltd. (English Translation) (filed as Exhibit 10.12 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.15	First Amendment to Loan Agreement, dated July 13, 2021, by and between Smart Repair Pro and M.R.M Merhavit Holdings and Management Ltd. (English Translation) (filed as Exhibit 10.13 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.16	Second Amendment to Loan Agreement, dated November 23, 2021, by and between Smart Repair Pro and M.R.M Merhavit Holdings and Management Ltd. (English Translation) (filed as Exhibit 10.14 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.17	Form of Assignment and Assumption Agreement (filed as Exhibit 10.15 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.18+	Employment Agreement, dated April 1, 2021, by and between Jeffs’ Brands Ltd and Naor Bergman (filed as Exhibit 10.15 to Form F-1 (File No. 333-262835) filed on February 18, 2022 and incorporated herein by reference).

4.19+	Services Agreement, dated November 28, 2021, by and between Jeffs’ Brands Ltd and Viki Hakmon (filed as Exhibit 10.16 to Form F-1 (File No. 333-262835) filed on February 18, 2022 and incorporated herein by reference).

4.20+	Amendment to Services Agreement, dated May 4, 2022, by and between Jeffs’ Brands Ltd and Viki Hakmon (filed as Exhibit 10.20 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.21+	Services Agreement, dated October 24, 2022, by and between Jeffs’ Brands Ltd and D.S. Blue White Assets (2006) Ltd. (filed as Exhibit 10.20 to Post Effective Amendment to Form F-1 (File No. 333-262835) filed on November 28, 2022 and incorporated herein by reference).

4.22	Line of Credit Agreement, dated February 22, 2022, between Jeffs’ Brands Ltd and Bank Leumi Le-Israel Ltd. (English Translation) (filed as Exhibit 10.22 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.23	Credit Request, dated March 3, 2022, pursuant to the Line of Credit Agreement between Jeffs’ Brands Ltd and Bank Leumi Le-Israel Ltd. (English Translation) (filed as Exhibit 10.23 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.24*+	Consulting Agreement, dated October 26, 2022, between Jeffs’ Brands Ltd and L.I.A. Pure Capital Ltd.

4.25	Warehouse Services Agreement, dated October 31, 2022, between Pure NY Logistics LLC and Smart Repair Pro. (filed as Exhibit 10.24 to Post Effective Amendment to Form F-1 (File No. 333-262835) filed on November 28, 2022 and incorporated herein by reference).

4.26+	Compensation Policy for Executive Officers (filed as Exhibit 10.25 to Post Effective Amendment to Form F-1 (File No. 333-262835) filed on November 28, 2022 and incorporated herein by reference).

4.27	Stock Purchase Agreement, dated February 23, 2023, by and between Jeffs’ Brands Ltd, Jeffs’ Brands Holdings Inc. and SciSparc Ltd. (filed as Exhibit 99.2 to Form 6-K (File No. 001-41482) filed on February 27, 2023 and incorporated herein by reference).

4.28	Addendum No. 1 to Share Purchase Agreement, dated March 22, 2023, by and between the Company, Jeffs’ Brands Holdings Inc. and SciSparc Ltd. (filed as Exhibit 10.2 to Form 6-K (File No. 001-41482) filed on March 31, 2023 and incorporated herein by reference).

4.29	Share Purchase Agreement, dated March 22, 2023, by and between Jeffs’ Brands Ltd, Jeffs’ Brands Holdings Inc., Craig Philip Davies and Sarah Jane Davies-Broadhurst (filed as Exhibit 2.1 to Form 6-K (File No. 001-41482) filed on March 7, 2023 and incorporated herein by reference).

4.30+	Consulting Agreement, dated March 22, 2023, by and between Jeffs’ Brands Ltd and SciSparc Nutraceuticals Inc. (filed as Exhibit 10.3 to Form 6-K (File No. 001-41482) filed on March 31, 2023 and incorporated herein by reference).

4.31+	Consulting Agreement, dated March 9, 2023, by and between Jeffs’ Brands Ltd, Sarah Davies-Broadhurst and Craig Davies (filed as Exhibit 10.3 to Form 6-K (File No. 001-41482) filed on March 23, 2023 and incorporated herein by reference).

4.32	Form of Settlement Agreement, dated March 9, 2023, by and between Jeffs’ Brands Ltd, Fort Products Ltd. and the individual identified on the signature page thereto (filed as Exhibit 10.2 to Form 6-K (File No. 001-41482) filed on March 23, 2023 and incorporated herein by reference).

8.1*	List of Subsidiaries.

12.1*	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1%	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.

13.2%	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350.

15.1*	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm.

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Report of Independent Registered Public Accounting Firm; (ii) Consolidated Balance Sheets; (iii) Consolidated Statements of Operations; (iv) Consolidated Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity (Deficit); (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
%	Furnished herewith.
+	Compensatory arrangement.
#	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

JEFFS’ BRANDS LTD

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Jeffs’ Brands Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jeffs’ Brands Ltd and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

April 10, 2023

We have served as the Company’s auditor since 2021.

JEFFS’ BRANDS LTD

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

		December 31
	Note	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		8,137	393
Trade receivables		327	366
Other receivables	3	779	36
Inventory	4	1,791	1,227
Total current assets		11,034	2,022
NON-CURRENT ASSETS:
Deferred offering costs		-	366
Property and equipment, net		41	3
Intangible assets, net	5	4,452	5,021
Deferred taxes	11	110	-
Operating lease right-of-use assets	6	138	-
Total non-current assets		4,741	5,390
TOTAL ASSETS		15,775	7,412

LIABILITIES AND EQUITY
CURRENT LIABILITIES:

Trade payables		131	167
Other payables	7	391	715
Related party payables	16	32	265
Short-term loans	8	86	927
Total current liabilities		640	2,074
NON-CURRENT LIABILITIES:
Loans from shareholders	10	-	3,634
Derivative liabilities	9	2,216	137
Operating lease liabilities	6	98	-
Deferred taxes	11	-	314
Total non-current liabilities		2,314	4,085
TOTAL LIABILITIES		2,954	6,159

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value per share - Authorized: 43,567,567 and 4,356,757 shares as of December 31, 2022, and December 31, 2021, respectively; Issued and outstanding: 8,074,217 shares as of December 31, 2022; 2,893,125 shares as of December 31, 2021	12	-	-
Additional paid-in-capital		16,499	2,730
Accumulated deficit		(3,678)	(1,477)
TOTAL SHAREHOLDERS’ EQUITY		12,821	1,253
TOTAL LIABILITIES AND EQUITY		15,775	7,412

The accompanying notes are an integral part of the consolidated financial statements

JEFFS’ BRANDS LTD

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

		Year ended December 31
		2022	2021	2020
Revenues		5,859	6,509	2,289
Cost of sales		5,060	4,560	1,165

Gross profit		799	1,949	1,124

Operating expenses:

Sales and marketing		1,198	1,314	376
General and administrative		4,113	1,480	328
Other expenses	5	-	87	-

Operating profit (loss)		(4,512)	(932)	420

Financial (income) expenses, net	14	(2,305)	629	232

Profit (loss) before taxes		(2,207)	(1,561)	188

Tax (benefit) expense	10	(6)	(21)	76

Net profit (loss)		(2,201)	(1,540)	112

Basic and diluted net profit (loss) attributable to shareholders per ordinary share	15	(0.47)	(0.53)	0.04

Weighted-average ordinary shares used in computing net profit (loss) per share, basic and diluted		4,643,879	2,892,347	2,888,768

The accompanying notes are an integral part of the consolidated financial statements

JEFFS’ BRANDS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands, except share and per share data)

	Ordinary Shares		Additional	Retained earnings (Accumulated
	Number	Amount	paid-in-capital	deficit)	Total

BALANCE AT JANUARY 1, 2020	2,893,125	-	232	(49)	183
Profit for the year	-	-	-	112	112
Transactions with shareholders	-	-	55	-	55
BALANCE AT DECEMBER 31, 2020	2,893,125	-	287	63	350
Loss for the year	-	-	-	(1,540)	(1,540)
Share-based compensation to service provider	-	-	75	-	75
Issuance of ordinary shares	-	-	1,250	-	1,250
Share-based compensation	-	-	60	-	60
Transactions with shareholders	-	-	1,058	-	1,058
BALANCE AT DECEMBER 31, 2021	2,893,125	-	2,730	(1,477)	1,253
Loss for the year	-	-	-	(2,201)	(2,201)
Debt extinguishment of shareholders’ loans (Note 10d)	-	-	769	-	769
Issuance of ordinary shares upon initial public offering, net of issuance costs	3,717,473	-	6,194	-	6,194
Issuance of warrants to third party upon initial public offering	-	-	26	-	26
Conversion of shareholder loans (Note 12i)	1,463,619	-	3,461	-	3,461
Reclassification of derivative warrant liabilities to equity (Note 9c)	-	-	3,319	-	3,319
BALANCE AT DECEMBER 31, 2022	8,074,217	-	16,499	(3,678)	12,821

The accompanying notes are an integral part of the consolidated financial statements.

JEFFS’ BRANDS LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31
	2022	2021	2020
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net profit (loss)	(2,201)	(1,540)	112
Adjustments to reconcile net profit (loss) to net cash from (used in) operating activities:
Share-based compensation	-	60	-
Depreciation and amortization of intangible assets	570	524	104
Impairment of intangible asset	-	87	-
Accrued interest and amortization of discount on third party loans (Note 8)	95	222	-
Gain from debt extinguishment	-	(14)	-
Change in fair value of derivative liabilities	(2,822)	75	-
Accrued interest and amortization of discount on related party and shareholders’ loans (Note 8)	203	324	162
Interest expense on short-term loan	(25)	-	-
Benefit for deferred taxes	(15)	(115)	(50)
Operating lease right-of-use assets	14	-	-
Issuance costs on derivative liabilities	1,416	-	-
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	39	(282)	43
Decrease (increase) related party balance	-	40	(40)
Decrease (increase) in other receivables	(743)	(290)	96
Decrease (increase) in inventory	(564)	(449)	(638)
Increase (decrease) related party liabilities	(213)	241	14
Increase (decrease) accounts payable and other payables	(579)	254	323
Decrease in operating lease liabilities	(15)	-	-
Net cash from (used in) operating activities	(4,840)	(863)	126

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(41)	(2)	(1)
Purchase of intangible assets	-	(4,728)	(100)
Net cash used in investing activities	(41)	(4,730)	(101)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term loan received	752	981	-
Short-term loan repaid	(1,518)	(134)	(196)
Proceeds from initial public offering, net of issuance costs	13,391	-	-
Loan received from shareholders	-	4,800	250
Loan repaid to shareholders	-	(100)	-
Loan received (repaid) from related parties	-	(1,102)	105
Issuance of ordinary shares	-	1,250	(* )
Net cash from financing activities	12,625	5,695	159

NET INCREASE IN CASH AND CASH EQUIVALENTS	7,744	102	184

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	393	291	107

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	8,137	393	291

JEFFS’ BRANDS LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Supplemental disclosure of cash flow information:
Taxes paid	73	116	3
Interest paid	477	4	-
Supplemental disclosure of noncash investing and financing activities:
Deferred offering costs included in other payables	-	86	-
Share-based compensation included in deferred offering costs	-	75	-
Issuance of ordinary shares upon conversion of shareholders’ loans	2,839
Substantial modification of shareholders’ loans recorded in equity	982
Right of use assets obtained in exchange for lease liabilities	152	-	-

(*)	Amount less than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — GENERAL INFORMATION

a.	General

Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) was incorporated in Israel on March 7, 2021. As of the date of issuance of these financial statements the Company has five wholly owned subsidiaries — Smart Repair Pro (“Smart Pro”), purex Corp. (“Purex”), Top Rank Ltd. (“Top Rank”), Jeffs’ Brands Holdings Inc. (“Jeffs’ Brands Holdings”) and Fort Products Ltd. (“Fort”), and together with Smart Pro, Purex, Top Rank and Jeffs’ Brands Holdings, the “Subsidiaries”. The Company and the Subsidiaries (“Group”) are engaged in the acquisition, improvement and operation of virtual stores (the “Brands”) mainly on the Amazon.com (“Amazon”) website. Prior to consummation of the Stock Exchange and Plan of Restructuring Agreement (the “SEA”) with Medigus Ltd., a publicly traded company incorporated under the laws of the State of Israel (“Medigus”), as described below, all of the Company’s operations were carried under Smart Pro and Purex. References to the Company hereinafter, unless the context otherwise provides, include Jeffs’ Brands and the Subsidiaries on a consolidated basis.

Smart Pro, a private corporation founded in the State of California, was established on December 20, 2017, and commenced its operations in June 2019. As of December 31, 2022, Smart Pro operated four brands on the Amazon website.

Purex, a private corporation incorporated in the State of California on April 1, 2020, commenced its operations on that date. Purex was established for the purpose of purchasing an online store. During 2022 Purex ceased its operation.

In April 2021, Top Rank Ltd., an Israeli company, was established as a wholly owned subsidiary of Jeffs’ Brands.

In February 23, 2023, Jeffs’ Brands Holdings Inc., was established and registered in Delaware as a wholly owned subsidiary of Jeffs’ Brands.

On March 9, 2023, the Company purchased all of the issued and outstanding share capital of Fort, a company incorporated under the laws of England and Wales. For additional information see note 17.b.

On January 4, 2021, Medigus Ltd., acquired 50.01% of Smart Pro and 50.03% of Purex pursuant to a share purchase agreement entered into in October 2020. On May 10, 2021, pursuant to the SEA, Medigus and Viki Hakmon, the shareholders of Smart Pro and Purex immediately prior to closing of the SEA (the “Previous Shareholders”), contributed all of their equity interests in Smart Pro and Purex to Jeffs’ Brands in exchange for ordinary shares of Jeffs’ Brands (the “Contribution Transactions”). As a result of the Contribution Transactions, Jeffs’ Brands held all of the outstanding shares of Smart Pro and Purex. Additionally, immediately after the transaction, Medigus held 50.03% of the outstanding ordinary shares of Jeffs’ Brands and Mr. Hakmon held the remaining 49.97% of the outstanding ordinary shares, resulting in Jeffs’ Brands being wholly owned by the Previous Shareholders, at the same interest proportion as held by the Previous Shareholders in Smart Pro and Purex prior to the Contribution Transactions. Mr. Hakmon’s affiliates, who were minority shareholders of Smart Pro and Purex, transferred all their holdings in Smart Pro and Purex to Mr. Hakmon, effective immediately prior to the Contribution Transactions pursuant to a Share Transfer Deed dated May 10, 2021.

As Smart Pro and Purex were owned solely by the Previous Shareholders immediately prior to consummation of the Contribution Transactions and Jeffs’ Brands was owned solely by the Previous Shareholders immediately thereafter, the Contribution Transactions was accounted for in a manner similar to a transaction between entities under common control. Accordingly, the Contribution Transactions were retrospectively applied to the prior periods, such that the combined financial information of Smart Pro and Purex is presented in these financial statements for periods prior to the SEA, with share and per share data in these financial statements being retrospectively adjusted based on the equivalent number of ordinary shares of Jeffs’ Brands, for the year ended December 31, 2020.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — GENERAL INFORMATION (cont.)

b.	Initial public offering

On August 30, 2022, the Company completed its initial public offering (“IPO”), In connection with the IPO, the Company sold 3,717,473 units at a public offering price of $4.16 per unit, with each unit consisting of one of ordinary share, no par value per share (“Ordinary Share”), and one warrant (“IPO Warrant”), to purchase one Ordinary Share, at an exercise price of $4.04 per Ordinary Share (and an exercise price of $2.02 following the Exercise Price Adjustment, as defined below). Pursuant to the terms of the IPO Warrant, investors that purchased and held at least 120,192 IPO Warrants on the 90th calendar day immediately following the issuance date of the IPO Warrants (each, a “Qualified Buyer”), were entitled to additional warrants (“Additional Warrants”). Each Additional Warrant has substantially the same terms as the As-Adjusted IPO Warrant (as defined below); provided, however, that the term of each Additional Warrant is five (5) years from the issuance date and such Additional Warrant is not listed on any securities exchange. In addition, as long as the Additional Warrants are outstanding, each holder of at least 120,192 IPO Warrants (each, a “Qualified Holder”) will receive semi-annual payments based on the Group’s revenues, dependent on the amount of the Additional Warrants outstanding.

Additionally, the Company issued warrants to the underwriter to purchase up to 185,873 ordinary shares at an exercise price of $5.20 per Ordinary Share (“Underwriter’s Warrants”). The underwriter partially exercised its right to purchase an additional 425,912 warrants for total consideration of $4 thousands. The Company received total net proceeds of $13.4 million after deducting issuance costs of $2.1 million.

On September 7, 2022, the Company’s volume weighted average stock price was less than the exercise floor of $4.04 for the IPO Warrants. Accordingly, and based on the contractual terms of the IPO Warrants, effective after the closing of trading on November 28, 2022 (the 90th calendar day immediately following the issuance date of the IPO Warrants), the IPO Warrants were adjusted (“As-Adjusted IPO Warrants”) pursuant to their terms, including, but not limited to, to adjust the exercise price of the IPO Warrants to $2.02 (the “Exercise Price Adjustment”).

In addition, in connection with the Exercise Price Adjustment, Additional Warrants were issued to each Qualified Buyer who continued to hold at least 120,192 IPO Warrants as of November 28, 2022. Accordingly, the Company issued Additional Warrants to purchase up to 2,824,525 Ordinary Shares.As of December 31, 2022, the revenue payment to Qualified Holders was equal to approximately 2.3% of the Group’s revenues for the period ended December 31,2022.

In connection with the IPO, all loans from shareholders then outstanding as of August 30, 2022 were converted into 1,463,619 ordinary shares. Additionally, all outstanding loans from third-parties were repaid.

The Ordinary Shares and IPO Warrants trade on the Nasdaq under the symbol “JFBR” and “JFBRW”, respectively.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — GENERAL INFORMATION (cont.)

c.	Bonus Shares and Reverse Share Split

On February 17, 2022, the Company’s Board of Directors approved the issuance of bonus shares (equivalent to a stock dividend) on a basis of 664.0547 (prior to adjustments for subsequent reverse share split) ordinary shares of the Company for each Ordinary Share issued and outstanding as of the close of business on February 17, 2022 (provided that any fractional shares be rounded down to the nearest whole number), resulting in an aggregate issuance by the Company as of such date of 6,630,547 (prior to adjustments for subsequent reverse share splits) Ordinary Shares. Additionally, the Board approved an increase in the authorized share capital of the Company to 100,000,000 (43,567,567 after giving effect to the two subsequent reverse share splits) ordinary shares.

On May 3, 2022, the Company’s Board of Directors approved a 0.806-for-1 reverse split of its issued and outstanding Ordinary Shares, effective as of May 3, 2022, pursuant to which holders of the Company’s Ordinary Shares received 0.806 of an Ordinary Share for every one Ordinary share.

On June 16, 2022, the Company’s Board of Directors approved a 1-for-1.85 reverse split of our issued and outstanding Ordinary Shares, effective as of June 16, 2022, pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 1.85 Ordinary Shares held as of such date. The reverse stock split proportionally reduced the number of the Company’s authorized share capital.

All issued and outstanding Ordinary Shares contained in these financial statements have been retroactively adjusted to reflect the bonus share issuance and the reverse share splits for all periods presented, unless explicitly stated otherwise. (See note 12g).

d.	Concentration risk

The Group’s activities are mainly conducted through Amazon’s commercial platform. Any material change, whether temporary or permanent, including changes in Amazon’s terms of use and/or its policies, may affect sales performance, and may have a material effect on the Group’s financial position and the results of its operations.

In addition, the Group is engaged with a small number of suppliers as part of the production process of its brands . Any material changes in the supply process, whether temporary or permanent, may affect sales performance, and may have a material effect on the Group’s financial position and the results of its operations.

e.	Liquidity

During the year ended December 31, 2022, the Group incurred a net loss of $ 2,201 thousands and cash flows used in operating activities were $ 4,840 thousand. As of December 31, 2022, the Group had an accumulated deficit of approximately $3,678 thousand.

The Group has funded its operations to date through the sale of its products, through equity financings, loans from shareholders and other third parties, and sale of its Ordinary Shares and warrants. The Company intends to continue to finance its operating activities through the sale of products via its Brands and through raising additional capital, as needed.

As detailed above, the Company completed its IPO for total net proceeds of approximately $13.4 million in August 2022.

After the balance sheet date, the Company purchased Fort  and SciSparc Nutraceuticals Inc. (“SciSparc U.S.”) with proceeds from the IPO. Based on historical sales of Fort and SciSparc Ltd. (“SciSparc”) brands and the ongoing revenues generated from previously purchased brands, management believes that expected cash flows are sufficient to support the Group’s current operations for more than 12 months from the issuance date of these consolidated financial statements.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements

The Group’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Jeffs’ Brands Ltd and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Prior to 2022, the Group prepared its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), as permitted in the United States based on the Company’s qualification as a “foreign private issuer” under the rules and regulations of the U.S Securities and Exchange Commission (the “SEC”).

b.	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods and accompanying notes. The Group evaluates on an ongoing basis its assumptions including those related to sales allowances, fair value of intangible assets, useful lives of intangible assets, realizability of deferred tax assets, derivative liability and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Group’s assets and liabilities.

c.	Functional and presentation currency

The functional and reporting currency of the Group is the United States dollar (“U.S dollar”) as the U.S. dollar is the currency of the primary economic environment in which the Group has operated and expects to continue to operate in the foreseeable future.

The Group transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-U.S. dollar transactions and balances have been remeasured to U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830, “Foreign Currency Transaction”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-U.S. dollar currencies are reflected in the statement of operations as financial income or expenses foreign currency gain/loss, as appropriate.

d.	Cash and cash equivalents

Cash and cash equivalents include cash in banks and short-term bank deposits (with original maturities of three months or less) that are not restricted as to withdrawal or use and are therefore considered to be cash equivalents.

e.	Accounts receivable

Accounts receivables are stated at realizable value, net of an allowance for credit losses. The Group evaluates its outstanding accounts receivable and establishes an allowance for credit losses based on information available on their credit condition, current aging, historical experience and future economic and market conditions. These allowances are reevaluated and adjusted periodically as additional information is available. Payments are made by customers immediately at the point of sale, therefore, no provision for credit losses has been recorded as of December 31, 2022 and 2021.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

f.	Inventories

Inventories are stated at the lower of cost and or market based on net realizable value. Inventories are adjusted for estimated excess and obsolescence and written down to net realizable value based upon estimates of future demand, technology developments, and market conditions. Cost is determined in accordance with first-in, first-out Method (“FIFO”) and the cost of inventory includes shipment and freight costs.

g.	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Repairs and maintenance are charged to the statement of operations during the period in which they are incurred.

The assets are depreciated using the straight-line method to allocate their cost over their estimated useful lives, as follows:

%
Computers equipment	33
Furniture	7
Leasehold improvements	Shorter of remaining lease term or estimated useful life

h.	Deferred offering costs

The Company capitalized certain legal and other third-party fees that were directly related to the Company’s IPO. As of December 31, 2021, there were $366 thousands of deferred offering costs included in other non-current assets on the balance sheet.

The total gross consideration from the IPO was initially allocated to the derivative warrant liability based on its fair value and the remaining amount was allocated to the Ordinary Shares issued and recognized as a component of equity. (refer to Note 12h below). Accordingly, issuance costs were allocated between the warrant liability and Ordinary Shares based on their relative fair values.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

i.	Leases

In accordance with ASC 842, the Group determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Group obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Group has a right to direct the use of the asset. The Group elected the practical expedient to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less. The Group also elected the practical expedient to not separate lease and non-lease components for its leases. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease.

ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Group uses its Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Group’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease.

An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Group will exercise that option. An option to terminate is considered unless it is reasonably certain that the Group will not exercise the option.

Operating lease expense is recognized on a straight-line basis over the lease term.

j.	Asset acquisition

The Group accounts for a transaction as an asset acquisition when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, or otherwise does not meet the definition of a business. Asset acquisition-related costs are capitalized as part of the asset or assets acquired.

k.	Intangible assets

The Group’s intangible assets consist of its Brands. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives. Each period the Group evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.

The estimated useful lives of the Group’s intangible assets (Brands) are 10 years.

l.	Impairment of long-lived assets

The Group’s long-lived assets (assets group) to be held or used, including property and equipment, right of use assets and intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The recoverability of these assets is measured by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment, intangible assets or right of use assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value.

In determining the fair values of long-lived assets for the purpose of measuring impairment, the Group’s assumptions include those that market participants will consider in valuations of similar assets.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

m.	Loans from shareholders and related parties:

On the borrowing date of loans received from shareholders or related parties, the Group estimates the value of the benefit granted to it as the difference between the interest rate that the Group is required to pay to investors for the loans provided by them and secured by such lien and the interest rate required to pay for similar unsecured loans to non-related parties. The Group assesses changes to the term of loans with shareholders and related parties in accordance with ASC 470, “Debt” (“ASC 470”), Subtopic 50— “Modifications and Extinguishments” (“ASC 470-50”). For transactions accounted for as debt extinguishment, the difference between the reacquisition price of the debt and the net carrying amount of the extinguished debt is recorded as an in-essence capital transaction.

n.	Income taxes

The Group accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances in respect of deferred tax assets are provided for, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized. As of December 31, 2022 and 2021 a partial valuation allowance was recorded on the Group’s deferred tax assets.

The Group implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. As of December 31, 2022 and 2021, no liability for unrecognized tax positions has been recognized.

o.	Revenue recognition

The Group sells products directly to customers mainly through its online Amazon stores.

Under the Group’s standard contract terms, customers have a right of return within 30 until 90 days. For contracts with rights of return, the Group recognizes revenue based on the amount of the consideration which the Group expects to receive for products which are not expected to be returned and recognizes a refund liability for the amount not expected to be received. At the end of each reporting period, the Group updates its estimates of expected product returns and adjusts the refund liabilities with a corresponding adjustment in revenues. The Group recorded an allowance for returns in the amounts of $35 thousand and $35 thousand as of December 31, 2022, and 2021, respectively. The allowance for returns is recorded as decrease in revenues against other payables.

The Group evaluates the criteria outlined in ASC 606-10-55, “Principal versus Agent Considerations”, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. The Group evaluates whether it is appropriate to recognize revenue on a gross or net basis based upon its evaluation of whether the Company obtains control of the specified goods by considering if it is primarily responsible for fulfillment of the promise, has inventory risk, and has the latitude in establishing pricing and selecting suppliers, among other factors. Based on its evaluation of these factors, management has determined that it is the principal in these arrangements; therefore, sales are recorded on a gross basis.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

p.	Cost of sales

In accordance with Amazon’s terms of use, the Group is obligated to pay to Amazon incremental costs, such as sales fulfillment commissions which are contingent on making binding sales. Sales commissions would not have been incurred if the contract had not been obtained.

Cost of sales primarily consists of expenses related to Amazon’s commissions, storage costs and freight.

q.	Advertising expenses

The Group expenses advertising costs as incurred. Advertising expenses, included within sales and marketing expenses, were $1,163 thousands, $1,211 thousands, and $371 thousands for the years ended December 31, 2022, 2021 and 2020, respectively.

r.	Employee benefits

Pension and severance pay obligations

Groups employees are employed by Jeffs’ Brands and subject to Israeli labor laws. Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. Pursuant to Section 14 of the Severance Compensation Act, 1963 (“Section 14”), all of the Group’s employees in Israel are entitled to a monthly contribution, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Contributions under Section 14 relieve the Group from any future severance payment obligation with respect to those employees. The aforementioned contributions are not recorded as an asset on the Group’s balance sheet, and there is no liability recorded as the Group does not have a future obligation to make any additional payments.

s.	Fair value measurement

The Group applies ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Group uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent from the Group. Unobservable inputs are inputs that reflect the Group’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets that the Group has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The carrying amounts of cash and cash equivalents, trade receivables, other receivable, trade payables, other accounts payable and accrued expenses and payables to related parties approximate their fair value due to the short-term maturity of such instruments. The Group’s derivative liabilities in respect of Additional Warrants are classified within Level 3 of the fair value hierarchy because their fair values are estimated by utilizing valuation models and significant unobservable inputs. For more details, see Note 9.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

t.	Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance.

The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability under ASC 480, “Distinguishing Liabilities and Equity”, are indexed to the Group’s own stock and whether the warrants are eligible for equity classification under ASC 815 (“ASC 815”), “Derivatives and Hedging”, Subtopic 40 “Contracts in Entity’s Own Equity” (“ASC 815-40”). This assessment is conducted at the time of warrant issuance and as of each subsequent reporting period end date while the warrants are outstanding.

Warrants that meet all the criteria for equity classification, are recorded as a component of additional paid-in capital. Warrants that do not meet all the criteria for equity classification, are recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value through earnings at each balance sheet date thereafter.

u.	Legal and other contingencies

The Group accounts for its contingent liabilities in accordance with ASC 450, “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, the Group reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Group accrues a liability for the estimated loss. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of December 31, 2022, and 2021, the Group is not a party to any litigation that could have a material adverse effect on the Group’s business, financial position, results of operations or cash flows.

v.	Basic and diluted net loss per share.

The Group calculates basic net profit (loss) per share by dividing the net profit (loss) by the weighted-average number of Ordinary Shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive Ordinary Share equivalents outstanding for the period. All outstanding share options and warrants for the years ended December 31, 2022 and 2021 have been excluded from the calculation of the diluted net loss per share since all such securities were anti-dilutive. For the year ended December 31, 2020 there were no Ordinary Share equivalents outstanding.

w.	Recently adopted and recently issued accounting pronouncements.

In May 2021, the FASB issued ASU No. 2021-04 to ASC 260, ASC 470-50, ASC 718 “Compensation—Stock Compensation”, and ASC 815: “Issuer’s counting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options”. The amendments in ASU No. 2021- modification or exchange. The amendments in this ASU No. 2021-04 were effective for after the Company beginning on January 1, 2022. The adoption of the standard did not have material effect on Group’s results.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — OTHER RECEIVABLES

	December 31,
	2022		2021
	U.S. dollars in thousands
Advances to suppliers	641	(*)	-
Government institutions	130		35
Other receivables	8		1
	779		36

(*) Includes $228 thousand to Pure Capital. See Note 16 for additional information.

NOTE 4 — INVENTORY

	December 31,
	2022	2021
	U.S. dollars in thousands
Goods in transit	8	161
Finished goods	1,783	1,066
	1,791	1,227

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INTANGIBLE ASSETS

Total intangible assets consisted of the following as of December 31, 2022 and 2021:

	December 31, 2022
	Gross Amount	Accumulated Amortization	Net Balance
	U.S. dollars in thousands
Brands	5,783	(1,331)	4,452

	December 31, 2021
	Gross Amount	Accumulated Amortization	Net Balance
	U.S. dollars in thousands
Brands	5,783	(762)	5,021

Amortization expense was $570 thousand, $524 thousand, and $104 thousand, for the years ended December 31, 2022, 2021, and 2020, respectively. Estimated annual amortization expense for each of the next five years is expected to be $570 thousand.

In March 2021, Purex received an update from Amazon regarding a new Environmental Protection Agency (“EPA”) regulation. Following the new EPA regulation, Amazon categorized Purex’s product as a pesticide product. Amazon requires that pesticide products be filed with evidence of an EPA registration number and/or EPA Establishment number or certification that the product is exempt from EPA regulation, otherwise the existing listing (of the product) may be subject to removal. The Group examined the related costs following the requirement to comply with such regulations and decided to write off the intangible asset balance in a total amount of $87 thousands during 2021 following the EPA regulation update.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — LEASES:

The Company leases office space with a remaining useful life of less than 3 years.

As of December 31, 2022, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $138 thousands and $141 thousands, respectively.

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of December 31, 2022, the Company’s operating leases had a weighted average remaining lease term of 3 years and a weighted average borrowing rate of approximately 10%.

Future lease payments under operating leases as of December 31, 2022, were as follows:

2023	$58
2024-2025	$103
Total future operating lease payments	$161
Less: imputed interest	$(20)
Present value of lease liability	$141

NOTE 7 — OTHER PAYABLES

	December 31,
	2022	2021
	U.S. dollars in thousands
Government institutions	36	100
Employees and related benefits	49	50
Lease liabilities	40	-
Accrued Interest	-	294
Accrued expenses and other payables	266	271

	391	715

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SHORT-TERM LOANS

	December 31,
	2022	2021
	U.S. dollars in thousands
Loans with Amazon (8a)	86	101
Related party loan	-	111
Third party loans (8b)	-	715
	86	927

a.	On September 22, 2021, Smart Pro entered into a loan agreement with Amazon. Pursuant to the loan agreement, Smart Pro received an aggregate amount of $153 thousands from Amazon, of which $14 was repayment of a previous Amazon loan balance. The loan matures within nine months and bears annual interest at a rate of 9.99% per year. In order to secure the loan, Smart Pro pledged its financial balances on its Amazon account on Amazon and its inventories held in Amazon’s warehouses, in favor of Amazon. On May 9, 2022, the loan was fully repaid. As of December 31, 2022, the remaining loan balance to Amazon was $86 thousand.

On May 9, 2022, Smart Pro entered into a new loan agreement with Amazon. Pursuant to the loan agreement, Smart Pro received an aggregate amount of $152 thousands from Amazon. The loan matures within 12 months and bears annual interest at a rate of 9.99% per year. In order to secure the loan, Smart Pro pledged its financial balances on its account on Amazon and its inventories held in Amazon’s warehouses, in favor of Amazon.

b.	In July 2021, Smart Pro entered into a loan agreement with two third parties. The loans bore annual interest rate of 10% and were payable in January 2022. Smart Pro was entitled to extend the loans by an additional sixty days, with additional interest of 1% per month. In addition, pursuant to the loan agreement, in the event of an IPO of the Company, the lenders would be entitled to Ordinary Shares of the Company at an aggregate value of $250 thousands with a conversion price at the IPO price. In July 2021, the loan principal of $750 thousands was received. The proceeds from the lenders were first allocated to the liability (see note 9.a) to issue a variable number of shares based on its fair value at the date of issuance in an amount of $62 thousands, with a corresponding discount recorded on the third-party loan. The derivate liability was revalued at each period-end and amounted to $137 thousands as of December 31, 2021.

On November 23, 2021, the loan agreement was amended to extend the maturity date of the loans to the earlier of (i) March 31, 2023, or (ii) the closing of an IPO of the Company. Based on management’s assessment, the amendment resulted in a substantial modification to the loan in accordance with ASC 470-50. As a result of the debt extinguishment, the Group recorded , a gain in the amount of $14 thousand within finance expenses, net for the year ended December 31, 2021 as the difference between the net carrying value of the original loans and the fair value of the loan bearing the modified terms.

Following the IPO in 2022, the Group repaid the third-party loan.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SHORT-TERM LOANS (cont.)

c.	On February 22, 2022, the Company entered into a loan agreement with Bank Leumi Le-Israel (“Bank Leumi”) to provide for a line of credit in an aggregate amount of up to $1,000 thousands, which the Company may draw in two tranches at its request, but in no event after July 21, 2022. Pursuant to the loan agreement, amounts drawn bear interest at a rate of Secured Overnight Financing Rate (“SOFR”) plus 3.25% annually. On March 3, 2022, the Company drew $400 thousands under the line of credit. On June 2, 2022, the Company drew another $200 thousands million under the line of credit. Following an agreement with Bank Leumi, the loan was extended until October 31, 2022. All amounts outstanding under the line of credit were fully repaid on September 6, 2022.

NOTE 9 — DERIVATIVE LIABILITIES

The following table presents changes in the fair value of the derivative warrant liability during the year (in thousands)

Balance as of January 1, 2020	$0
Fair value of warrant liability to be issued to third-party upon IPO (note 9a)	62
Change in fair value	75
Balance as of December 31, 2021	137
Issuance of warrants in connection with the IPO	8,220
Change in fair value	(2,822)
Classification to additional paid in capital	(3,319)
Balance as of December 31, 2022	(2,216)

a.	As detailed in Note 8b , the Group received two loans of $375 thousands each from third parties. As part of the loan agreements, the lenders were entitled to receive warrants in the event of an initial public offering at a conversion price equal to the IPO issuance price.

Management determined that the obligation to issue a variable number of shares represents a derivative liability. The proceeds from the lender were first allocated to the derivate liability based on its fair value at the date of issuance in an amount of $62 thousands, with a corresponding discount recorded on the third-party loan. The derivate liability was revalued at each period-end and amounted to $137 thousand as of December 31, 2021.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — DERIVATIVE LIABILITIES (cont.)

Effective as of August 30, 2022, the closing date of the IPO, and pursuant to the loan agreements (the “Issuance Date”), the Company issued warrants to the lenders to purchase up to 60,096   Ordinary Shares, exercisable at an exercise price of $4.04 per share, exercisable for three years following the IPO. The warrants have cashless exercise mechanism.

On the issuance date of the warrants, all conditions for equity classification under U.S. GAAP were met, and as such, the fair value of the warrants as of the issuance date were reclassified to equity.

b.	In connection with the IPO (including the partial exercise of over-allotment option), the Company sold 3,717,473 units at a public offering price of $4.16 per unit, with each unit consisting of one of ordinary share, no par value per share (“Ordinary Share”), and one warrant (“IPO Warrant”), to purchase one Ordinary Share, at an initial exercise price of $4.04 per Ordinary Share. Additionally, the Company issued and sold 3,717,473 ordinary shares, no par value per share (“Ordinary Shares”), warrants to purchase up to 4,143,385 Ordinary Shares (“IPO Warrants”) and warrants issued to the underwriter in the offering to purchase up to 185,873 Ordinary Shares at an exercise price of $5.20 per Ordinary Share (“Underwriter’s Warrants”). The underwriter partially exercised its right to purchase an additional 425,912 warrants for total consideration of $4 thousands. The Company received net proceeds of $13.4 million after deducting issuance costs of $2.1 million.

On September 7, 2022, the Company’s volume weighted average stock price was less than the exercise floor of $4.04 for the Warrants. Accordingly, effective after the closing of trading on November 28, 2022 (the 90th calendar day immediately following the issuance date of the IPO Warrants), the IPO Warrants were adjusted (“As-Adjusted IPO Warrants”) pursuant to their terms, including, but not limited to, the reduction of the exercise price of the IPO Warrants to $2.02. Additionally, Additional Warrants were issued to each qualified buyer who continued to hold at least 120,192 IPO Warrants as of November 28, 2022. Accordingly, the Company issued Additional Warrants to purchase 2,824,525 Ordinary Shares. Each Additional Warrant has substantially the same terms as the As-Adjusted IPO Warrant; provided, however, that the term of each Additional Warrant will be five (5) years from the issuance date and such Additional Warrant will not be listed on any securities exchange. Each Additional Warrant holder will receive semi-annual payments based on revenues during the period. The total annual payment depends on the amount of the Additional Warrants outstanding. As of December 31, 2022, the payment will be equal to approximately 2.3% of the Company’s revenues for the period November 28, 2022 until December 31,2022. The Company determined that the Additional Warrants preclude equity classification. The derivative liability is recorded at fair value and amounted to $2,216 thousands as of December 31, 2022.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — DERIVATIVE LIABILITIES (cont.)

Given their contractual terms, from the issuance date and up until the 90th day immediately following issuance, the IPO warrants did not meet the U.S. GAAP definition for equity classification. As such, they were classified as a liability up until November 28, 2022.Upon issuance, the IPO Warrants (which included the right to issue Additional Warrants) were accounted for as derivative instrument which was classified as a liability and measured at fair value through profit or loss. The fair value was $8,245 thousands.

On November 28, 2022, following the adjustment to the exercise price and issuance of the Additional Warrants, the Company determined that all conditions for equity classification under U.S. GAAP were met for the IPO Warrants, and as such, the fair value of the IPO warrants as of November 28, 2022 at the amount of $3,319 thousands, was recorded as a component of Company’s shareholder’s equity. The value of the IPO Warrants upon issuance and the Additional Warrants upon issuance and at year-end was calculated based on the binomial option pricing model.

During 2022, an amount of $2,710 thousands was recorded as finance income to account for the change in the value of the IPO Warrants and Additional Warrants value during the period.

The following table lists the significant unobservable inputs used for calculation of fair value of the IPO Warrants and Additional Warrants during the year:

2022
Expected volatility	77.57%-78.89%
Exercise price	$2.02-4.04
Share price	$1.53-1.865
Risk-free interest rate	3.27%-4.04%
Dividend yield	-
Expected life	3-4.74
WACC	21.5%-23.3%

Additionally, the revenue forecast over the life of the Additional Warrants is a significant input in determining the price of the Additional Warrants as of December 31, 2022.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — LOANS FROM SHAREHOLDERS

a.	Loans from shareholders consists of the following:

	December 31,
	2022	2021
	U.S. dollars in thousands
Loan amount	-	4,950
Loan discount	-	(1,316)
	-	3,634

b.	On October 8, 2020, Smart Pro, together with its shareholders (the “Shareholders”), entered into a share purchase agreement (the “Purchase Agreement”) (see Note 1a) with Medigus. As part of the Purchase Agreement, Medigus and the shareholders committed to transfer funds, as loans to Smart Pro, in order to finance Smart Pro’s day-to-day operations in exchange for Smart Pro shares. In accordance with the Purchase Agreement, the Shareholders agreed that all loans transferred to Smart Pro in order to finance the acquisition of additional online Amazon.com stores will be funded 20% by the shareholders and funded 80% by Medigus.

Additionally, as a part of the Purchase Agreement, the Shareholders  agreed to provide a line of credit to the Smart Pro in the amount of $1,000 thousands to finance ongoing capital requirements as needed from time to time.

During October and November 2020, an amount of $250 thousands was transferred to Smart Pro on account of the loan. During 2021, Smart Pro received additional loans under the same agreement. According to the loan agreement, the loans bear annual interest rate of 4%. Smart Pro will repay the loans and all accrued interest five years from October 8, 2020.

On October 8, 2020, the Group estimated the value of the benefit granted to it by its shareholders as the difference between the interest rate that Smart Pro is required to pay to the Shareholders for the loans provided by them and secured by such lien and the interest rate Smart Pro is required to pay for similar unsecured loans to non-related parties. The value of the said benefit is estimated by the Group based on the weighted interest rate that Smart Pro would have been required to pay if the loans had been granted to it by the bank and by Amazon, and which the Group management estimates is the best estimate of Smart Pro’s interest rate close to receiving loans from investors. Accordingly, the value of the benefit was estimated by the Group at approximately 8%, and as a result the effective interest rate for these loans is about 12%.

During the first half of 2021, the loan from the Shareholders was partially repaid.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — LOANS FROM SHAREHOLDERS (cont.)

c.

On February 2, 2021, Smart Pro entered into a purchase agreement of a virtual store “Whoobli” from a third party. As part of the agreement, Smart Pro purchased a seller account which operates on the Amazon website under the name “Whoobli”, which markets a private label of basketball shooting baskets, children’s punching bags and decoration for children’s birthday parties, including the intellectual property attributed to it and including trademarks attributed to products sold on the account’s sales page, for a total of $4,000 thousands. In addition, in accordance with the agreement, Smart Pro purchased from the seller the remaining inventory for a total amount of approximately $350 thousands, which is the cost of the inventory purchased by the seller. Additionally, purchased two additional Amazon stores “Wellted” and “PetEvo” (See Note 5).

In order to finance the purchase of the store, Smart Pro received loan from its shareholders in a ratio of 20:80, as described in section b above. Medigus transferred to Smart Pro an amount of approximately $3,760 thousands and the minority shareholders transferred an amount of approximately $940 thousands. This Shareholders loans bore an annual interest at a rate of 4% and will be repaid after five years.

On the borrowing date of the loans, Smart Pro estimated the value of the benefit granted to it by Medigus and the minority shareholders as the difference between the interest rate that Smart Pro is required to pay to Medigus and the minority shareholders for the loans and the interest rate required to pay for similar unsecured loans to non-related parties, the capital reserve from the transaction on the borrowing date was $1,026 thousands. The value of the said benefit was estimated by the Group based on the interest rate that Smart Pro is required to pay for the loan received from Amazon and which the Company’s management considers to be the best estimate of Smart Pro’s interest rate close to the date of receiving loans from investors. Accordingly, the value of the benefit was estimated by the Group at approximately 8% and as a result the effective interest rate for these loans was determined at 11.79%.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — LOANS FROM SHAREHOLDERS (cont.)

d.	As of May 3, 2022, Smart Pro had outstanding loans to Medigus, Mr. Hakmon and L.I.A. Pure Capital Ltd. (“Pure Capital”) of $4,010 thousands, $940 thousands and $109 thousands, respectively. On May 3, 2022, the Company entered into Assignments to Loan Agreements with Smart Pro, Medigus, Mr. Hakmon and Pure Capital, pursuant to which the Company assumed Smart Pro’s obligations under the outstanding loans and agreed that unless earlier repaid pursuant to the terms of the respective loan agreements with such parties, effective immediately upon the consummation of IPO, all outstanding principal due to each such party will be automatically converted into a number of Ordinary Shares equal to the quotient obtained by dividing the outstanding principal amount due to such party, by the per Ordinary Share price obtained by dividing $10,000 thousands by the fully diluted issued and outstanding Ordinary Shares as of immediately prior to the closing of the IPO. Any accrued and unpaid interest due to such party as of such date will be paid in cash.

Based on management’s assessment, the modified loan terms including an equity conversion feature upon IPO represented a substantial modification in accordance with ASC 470-50 and is accounted for as an extinguishment of the original financial liability in the amount of $3,821 thousands and the recognition of a new financial instrument in the amount of $2,839 thousands. The difference between the fair value of the instrument bearing the modified terms and the carrying values of the original loans immediately prior to the modification, was recorded as an increase in equity in the amount of $982 thousands.

As the convertible note was not issued with a substantial premium or with an embedded conversion feature required to be bifurcated under ASC 815, the convertible note was accounted for as a liability in its entirety.

In accordance with such assignment agreements, on August 30, 2022, the outstanding amounts due to Medigus, Mr. Hakmon and Pure Capital at a total amount of $5,059 thousands were converted into an aggregate of 1,463,619 Ordinary Shares. In addition, accrued interest of $393 thousands was paid.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — TAXES ON INCOME:

Jeffs’ Brands and Top Rank are taxed according to Israeli tax laws. The corporate tax rate in Israel is 23%.

Smart Pro and Purex are taxed according to US federal and California state laws. The blended corporate tax rate is 28%.

Capital gains are subject to capital gain tax according to the corporate tax rate for the year during which the assets are sold.

For financial reporting purposes, income (loss) before taxes includes the following components:

	Year ended December 31
	2022	2021	2020
	U.S. dollars in thousands
Israel	(2,081)	(1,096)	-
Foreign	(126)	(465)	188

	(2,207)	(1,561)	188

Income tax expense (benefit) was as follows:

	Year ended December 31
	2022	2021	2020
Current:	U.S. dollars in thousands
Israel	-	-	-
Foreign	12	94	126
Total current income tax expense	12	94	126
Deferred:
Israel	-	-	-
Foreign	(18)	(115)	(50)
Total deferred tax income	(18)	(115)	(50)
Total tax (benefit) expense	(6)	(21)	76

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — TAXES ON INCOME: (cont.)

A reconciliation of the Group’s statutory income tax rate to effective income tax rate is as follows:

	December 31,
	2022	2021	2020
	U.S. dollars in thousands
Income (loss) before taxes on income	(2,201)	(1,561)	188
Statutory tax rate	23%	23%	23%
Tax (tax benefit) computed at the statutory tax rate	(506)	(359)	43
Increase (decrease) in taxes on income resulting from the following:
Tax rate differences applicable to subsidiaries	(110)	(78)	10
Tax losses and timing differences for which deferred taxes were not recognized	610	416	23
Taxes on income	(6)	(21)	76

Deferred taxes are comprised of the following components:

	Year ended December 31,
	2022	2021
	U.S. dollars in thousands
Deferred tax asset
Intangible assets	110	56
Operating lease right of use asset	32	-
Operating loss carryforward	890	172
Total deferred tax assets	1,032	228
Valuation allowance	(890)	(172)
Total deferred tax assets after valuation allowance	142	56

Deferred tax liabilities

Differences between tax basis and carrying value of loans	-	370
Operating lease liability	32	-
Total deferred tax liability	32	370

Net deferred tax assets (liabilities)	110	(314)

Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected.

Carry forward tax losses of Jeffs’ Brands were $3,870 thousands and $747 thousands as of December 31, 2022 and 2021, respectively. Jeffs’ Brands did not record deferred tax assets in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future. There is no expiration on net operating loss carryforwards in Israel.

Smart Pro and Purex did not have any net operating loss carryforwards as of December 31, 2022, and 2021. net deferred tax asset is with respect to Smart Pro.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SHARE CAPITAL:

a.	The share capital composed of ordinary shares as follows:

	Number of ordinary shares December 31
	2022	2021
Issued (*)	8,074,217	2,893,125
Authorized	43,567,567	4,356,757

(*)	Retroactively adjusted. See Note 1b

The Ordinary Shares confer upon their holders the following rights: (i) the right to vote in any general meeting of the Company, (ii) the right to receive dividends, if and when declared by the Board of Directors and (iii) the right to receive upon liquidation of the Company a sum equal to the nominal value of the share, and if a surplus remains, to receive such surplus, subject to the rights conferred on any class of shares which may be issued in the future.

b.	On October 8, 2020, Smart Pro entered into a definitive agreement with Medigus. According to the agreement, Medigus will hold 50.01% of the issued and outstanding share capital of Smart Pro, acquired through a combination of a cash investment in Smart Pro and an acquisition of additional shares from Smart Pro’s’ previous shareholders in consideration for restricted American Depository Shares (“ADS”) of Medigus and a cash component. Medigus invested $1,100 thousands in Smart Pro in exchange of issuing 5,572 ordinary shares, pay $150 thousands in cash consideration to the current shareholders and shall issue $500 thousands worth of restricted ADS of Medigus to the current shareholders of such company, with the value of restricted ADS to be subject to downward adjustment based on Smart Pro’s 2020 results. In addition, Smart Pro’s current shareholders shall be entitled to additional milestone allotments of up to an aggregate $750 thousands in restricted ADS subject to Smart Pro ’s achievement of certain milestones throughout 2021. The closing of the transactions contemplated in the definitive agreements are subject to customary closing conditions, which did not stand as of December 31, 2020, and as such no shares were issued and no cash or restricted ADS were received during the reporting period.

On January 4, 2021, the terms and conditions to the agreement with Medigus Ltd were completed.

c.	On October 8, 2020, Purex signed on a definitive agreement with Medigus. According to the agreement, Medigus will hold 50.01% of the issued and outstanding share capital of Purex, acquired through a combination of a cash investment in Purex and asn acquisition of additional shares from the Purex’s previous shareholders in consideration for restricted ADS of Medigus and a cash component. Medigus shall invest $150 thousands in Purex in exchange of issuing 557 ordinary shares. The closing of the transactions contemplated in the definitive agreements are subject to customary closing conditions, which did not stand as of December 31, 2020, and as such no shares were issued and no cash or restricted ADS were received during the reporting period.

d.	On May 10, 2021, pursuant to the SEA, Medigus and the minority shareholders (see Note 1a) contributed all of the equity interests they owned in Smart Pro and Purex to Jeffs’ Brands. As of result of the Contribution Transactions pursuant to the SEA, Jeffs’ Brands holds all of the outstanding shares of Smart Pro and Purex

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SHARE CAPITAL: (cont.)

e.	On July 23, 2021, Medigus issued to the minority shareholder 33,202 ADS as a bonus for his services provided to the Group for the year-ended December 31, 2021 in the amount of $60 thousands. Accordingly, the Group recognized an amount of $60 thousands as additional payroll expenses and respectively a capital reserve as a benefit from Medigus (the controlling shareholder).

f.	The Company engaged an advisor during 2021 in connection with the IPO process. This advisor was entitled to receive a warrant upon the completion of the IPO to purchase up to a number of Ordinary Shares equal to $75 thousands divided by the IPO price per Unit (as defined below), sold in the IPO, exercisable immediately upon issuance for a period of two years, at an exercise price equal to the IPO price per unit. On August 30, 2022, following the closing of the IPO, the Company issued to the Advisor warrants to purchase up to 18,564 Ordinary Shares exercisable 5 years from the date of issuance at an exercise price of $4.04 per Ordinary Share (the exercise price was adjusted to $2.02 per share on November 28, 2022 based on the terms of the warrant). These warrants were treated as issuance costs, which amounted to $12 thousand based on a third-party valuation using the Black &Scholes Model and have been allocated in the same proportion as the allocation of the gross proceeds from the IPO.

g.	On February 17, 2022, the Company’s Board of Directors approved the issuance of bonus shares (equivalent to a stock dividend) on a basis of 664.0547 (prior to adjustments for subsequent reverse share split) Ordinary Shares of the Company for each Ordinary Share issued and outstanding as of the close of business on February 17, 2022 (provided that any fractional shares be rounded down to the nearest whole number), resulting in an aggregate issuance by the Company as of such date of 6,630,547 (prior to adjustments for subsequent reverse share split) Ordinary Shares. (See also note 1c).

h.	On August 30, 2022, the Company closed its IPO, and the simultaneous partial exercise of the underwriter’s over-allotment option, for aggregate gross proceeds of approximately $15.5 million, before deducting underwriting discounts and estimated offering expenses. The Company issued 3,717,473 Ordinary Shares, (“Ordinary Shares”) and IPO warrants to purchase up to 3,717,473 Ordinary Shares. The Ordinary Shares and IPO Warrants were sold together in the IPO as units (“Units”) at an initial public offering price of $4.16 per Unit.

The IPO Warrants had an initial exercise price of $4.04, and expire five years from the issuance day. The IPO Warrants became exercisable immediately after the completion of the IPO (and until August 30, 2027). On the 90th day after completion of the IPO, the exercise price of the IPO Warrants was adjusted to be equal to the lowest quoted share price during the 90 days. The daily quoted price used in the determination of such minimum was calculated as the weighted average price of each day. The exercise price however may not be reduced to less than $2.02.

The IPO Warrants contain a down round protection, so that for a period of two years from the date of issuance of the IPO Warrant, the exercise price is adjusted to the price in subsequent fundings of the Company, if shares in these fundings are sold at a price per share below the warrant exercise price at the time of such future fundings (or if other instruments with an exercise / conversion price at a price below the warrant exercise price are sold). The exercise price however may not be reduced to less than $2.02. On November 28, 2022, the IPO Warrant’s exercise price was adjusted to $2.02.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SHARE CAPITAL: (cont.)

In addition, On November 28, 2022, the Company issued Additional Warrants to purchase 2,824,525 Ordinary Shares. Each Additional Warrant has substantially the same terms as the As-Adjusted IPO Warrant; provided, however, that the term of each Additional Warrant will be five (5) years from the issuance date and such Additional Warrant will not be listed on any securities exchange. Each Additional Warrants holder will receive semi-annual payments. The total annual payment depends on the amount of the Additional Warrants outstanding. As of December 31, 2022, the payment will be equal to approximately 2.3% of the Group ’s revenues for the period from November 28, 2022 until December 31,2022. The Additional Warrants may be redeemed by the Company at any time at a price equal to three times the Initial Exercise Price, or $6.06.

As the IPO Warrants and the Additional Warrants are not separable at the issuance date, the IPO Warrants and the Additional Warrants are accounted for as derivative instruments which are classified as a liability and measured at fair value through profit or loss. The fair value of the warrants and the Additional Warrants was calculated by an independent valuation expert and as of the issuance date the fair value was $4,651 thousands and $3,594 thousands, respectively.

On November 28, 2022, following the issuance of the Additional warrants, the Company determined that all conditions for equity classification under U.S. GAAP were met for the IPO Warrants, and as such, the fair value of the IPO Warrants as of November 28, 2022 at the amount of $3,319 thousands which was calculated based on a third-party appraiser valuation, was recorded as a component of Group’s shareholder’s equity. (Refer also to Note 9c). The total gross consideration was 15.5 million (including the exercise of the underwriter’s option at the amount of $4 thousands). $8,245 thousand was initially attributed to the warrants based on their fair value and the remaining amount was attributed to the ordinary shares issued and recognized as an equity component. Applicable issuance costs, amounting to $2,193 thousand, have been allocated in the same proportion as the allocation of the gross proceeds. An amount of $1,169 thousand was considered as issuance costs allocated to the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ordinary shares in the amount of $1,024 thousand have been recorded in equity as a reduction of the paid in capital.

On November 28, 2022, following the issuance of the Additional Warrants, the Company determined that all conditions for equity classification under U.S. GAAP were met for the IPO Warrants, and as such, the fair value of the IPO Warrants as of November 28, 2022 at the amount of $3,319 thousands, was recorded as a component of Group’s shareholder’s equity.

As part of the IPO (see above), on August 30, 2022, the Company issued to the underwriter Warrants to purchase up to 185,873 Ordinary Shares (“Underwriters Warrants”) exercisable at an exercise price of $5.20, and are exercisable beginning on February 21, 2023 and will expire on August 25, 2027. The Underwriter’s Warrants have a cashless exercise mechanism. The Underwriters Warrants were treated as issuance costs, which amounted to $109 thousand based on third party valuation, and have been allocated in the same proportion as the allocation of the gross proceeds from the IPO. An amount of $58 thousand was considered as issuance costs allocated to the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ordinary shares in the amount of $51 thousand have been recorded in equity as a reduction of the additional paid in capital.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SHARE CAPITAL: (cont.)

i.	On August 30, 2022, the underwriter (see Note 12h), partially exercised its overallotment right to purchase additional IPO Warrants to purchase up to 425,912 Ordinary Shares for a total consideration of $4 thousands. These additional IPO Warrants were treated as issuance costs, which amounted to $1 thousand based on third party valuation, and have been allocated in the same proportion as the allocation of the gross proceeds from the IPO. An amount of $0.5 thousand was considered as issuance costs allocated to the additional IPO Warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of Ordinary Shares in the amount of $0.5 thousand have been recorded in equity as a reduction of the paid in capital.

j.	In accordance with an assignment agreement (see also Note 10d) and in connection with the IPO (see above), on August 30, 2022, the Company converted outstanding amounts due to Medigus, Mr. Hakmon and Pure Capital into 1,463,619 Ordinary Shares.

NOTE 13 — SHARE INCENTIVE PLAN

On January 19, 2022, the Company’s Board of Directors adopted the 2022 Incentive Option Plan (“Plan”). A total of 1,307,027 Ordinary Shares were reserved and subject to the Plan. The Plan is intended as an incentive to retain directors, officers, employees, consultants and advisers of the Company. As of December 31, 2022, the Company had not granted awards under the Plan.

NOTE 14 — FINANCE (INCOME) EXPENSE, NET

	Year ended December 31
	2022	2021	2020
	U.S. dollars in thousands
Finance income:
Change in fair value of derivative liabilities	(2,822)	-	-
Gain from debt extinguishment	-	(14)	-
Total finance income	(2,822)	(14)	-
Finance expense:
Finance expenses in respect of third-party loan	83	77	-
Change in fair value of derivative liabilities	-	75	-
Amortization of loan discount	37	85	-
Exchange rate changes	156	10	-
Interest expense on loans from shareholders and related parties	203	381	221
Other finance expenses	38	15	11
Total finance expenses	517	643	232
Finance (income) expense, net	(2,305)	629	232

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to ordinary shareholders:

	Year ended December 31
	2022	2021	2020
	U.S. dollars in thousands (*)
Numerator:
Net income (loss) applicable to shareholders of ordinary shares	(2,201)	(1,540)	112

Denominator:
Shares of ordinary share used in computing basic and diluted net loss per share	4,643,879	2,892,347	2,888,768
Net loss per share of ordinary share, basic and diluted	(0.47)	(0.53)	0.04

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted average shares outstanding, because such securities had an antidilutive impact:

	Year ended December 31
	2022	2021	2020
	U.S. dollars in thousands (*)

IPO Warrants and Additional Warrants (Note 12h)	6,541,998	-	-
Underwriter warrants	611,785	-	-
Other warrants	78,661	-	-
	7,232,444	-	-

(*)	except share and per share data

NOTE 16 — RELATED PARTIES

a.	Transactions with interested and related parties:

	Year ended December 31,
	2022	2021
	U.S. dollars in thousands
Labor cost and related expenses (c1)	358	192
Directors’ fees	172	-
Consulting fees (c2)	218	-
Interest expenses on loans from related parties and shareholders	203	381
	951	573

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — RELATED PARTIES (cont.)

b.	Balances with interested and related parties:

	Year ended December 31,
	2022	2021
	U.S. dollars in thousands
Assets:
Advances to suppliers (c2)	228	—
	228	—
Liabilities:
Related parties (c3)	32	265
Loans from shareholders (Note 10),(c3)	-	3,634
Loan from related parties (Note 9)	-	111
	32	4,010

c.	Additional information:

1.	On July 23, 2021, Medigus issued to the minority Shareholder and amount of 33,202 ADS as a bonus for his services provided to the Group for the six months ended June 30, 2021 in a value of $60 thousand. Accordingly, the Group recognized an amount of $60 thousand as additional payroll expenses and respectively a capital reserve as a benefit from Medigus (the Group’s controlling shareholder).

On August 3, 2022, the Company’s Board of Directors approved the increase to Mr. Hakmon’s monthly salary to NIS 55 thousand (approximately $23 thousands) plus applicable value added taxes (“VAT”), retroactively from February 1, 2022. Effective on September 1, 2022, the Company’s Board of Directors approved an increase to Mr. Hakmon’s monthly salary to NIS 80 thousands (approximately $23 thousands) plus VAT and a one-time bonus of NIS 480 thousands (approximately $140 thousands).

2.	On October 26, 2022, the Group and Pure Capital entered into a consultant agreement, pursuant to which Pure Capital will provide consultancy services to the Group for a monthly fee of NIS 57.5 thousands (approximately $16.5 thousands) the Group paid Pure Capital a one-time signing bonus in the amount of NIS 425 thousands (approximately $121 thousands) for their services to the Group from the day of the Company’s inception until the closing of the IPO. Pure Capital is also entitled during the term of the consulting agreement to the following payment: (i) an amount equal to 7% of the gross proceeds paid to the Company in connection with any exercise of warrants, whether or not currently outstanding; and (ii) 8% of the total consideration paid in connection with any purchase of a new brand, businesses, or similar events initiated or assisted by Pure Capital and approved by the Chief Executive Officer and Chairman of the Board based on agreement with Pure Capital. The consulting agreement is for an undefined period of time and may be terminated after 3 years from October 26, 2022 by either party upon 30 days of advance notice. Additionally On October 26, 2022 the Group and Pure NJ Logistics LLC, owned by Pure Capital and a director of the Company, entered into a warehouse lease agreement located in the USA. As of December 31, 2022 the advances to suppliers comprised of $228 thousands to Pure NJ Logistics LLC.

3.	On May 21, 2022, the Company has entered into a short-term lease agreement for its offices from Medigus and participated in 50% of the lease and maintenance expenses related. The Company paid $86 thousand plus VAT on December 30, 2022. The outstanding payable to Medigus as of December 31, 2022, was $32 thousands plus VAT.

During September 2022, the Group repaid: (i) a related party balance to Medigus, in the amount of $150 thousands and (ii) another related party balance in the amount of $175 thousands and (iii) $393 thousand in accrued interest with respect to certain related party loans upon the conversion of such loans at the closing of the IPO.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — SUBSEQUENT EVENTS

a.

On February 23, 2023, the Company and Jeffs’ Brands Holdings entered into a stock purchase agreement with SciSparc (the “Wellution Agreement”), as amended on March 22, 2023 by Addendum No. 1 to the Wellution Agreement (the “Addendum”), pursuant which, on March 22, 2023, Jeffs’ Brands Holdings acquired from SciSparc 57 shares of common stock of SciSparc U.S., a wholly-owned subsidiary of SciSparc that owns and operates Wellution, a top-selling Amazon food supplements and cosmetics brand, subject to the holdback by SciSparc of 11 shares as described below, representing approximately 49% of the issued and outstanding common stock of SciSparc U.S., for approximately $3 million in cash (including the Price Adjustment, as defined below), of which approximately $2.5 million was paid at the closing (the “Wellution Transaction”). The Addendum provided for the payment by us to SciSparc of an additional amount of $489,330 in cash for the purchase price adjustments (the “Price Adjustment,”) related to inventory and working capital, payable in five equal installments of $97,866 on the tenth day of each consecutive calendar month, beginning in May 2023. As collateral for the payment in full of the Price Adjustment, SciSparc held back 11 shares of common stock of SciSparc U.S, which will be released to Jeffs’ Brands Holdings once the final payment is made. Pursuant to the Wellution Agreement, in connection with the closing of the Wellution Transaction, on March 22, 2023, the Company entered into a consulting agreement with SciSparc U.S. (the “SciSparc Consulting Agreement”), pursuant to which the Company will provide management services to SciSparc U.S. for the Wellution brand for a monthly fee of $20 thousands and the Company will receive a one-time signing bonus in the amount of $51 thousands. The SciSparc Consulting Agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice.

Also pursuant to the Wellution Agreement, in connection with the closing of the Wellution Transaction, effective as of March 22, 2023, the Company issued 247,415 of its Ordinary Shares to SciSparc and on March 29, 2023 SciSparc issued 360,297 of its Ordinary Shares to the Company in a mutual share exchange (collectively, the “Exchange Shares”), representing 2.97% and 4.99%, respectively, of the Company’s and SciSparc’s issued and outstanding ordinary shares. The number of Exchange Shares acquired by each company was calculated by dividing $288,238, which was adjusted from $300,000, pursuant to the 4.99% ownership limitation included in the Wellution Agreement, by the average closing price of the relevant company’s shares on the Nasdaq Capital Market for the 30 consecutive trading days ending on the third trading day immediately prior to the closing date.

b.	On March 2, 2023, the Company entered into a share purchase agreement (the “Fort SPA”), with the holders (the “Sellers”), of all of the issued and outstanding share capital of Fort, a company incorporated under the laws of England and Wales and engaged in the sale of pest control products primarily through Amazon.uk, pursuant to which on March 9, 2023, the Company acquired all of the issued and outstanding share capital of Fort, for approximately £2,000,000 (approximately $2,400 thousands) in cash (the “Fort Acquisition”). The Fort SPA provides that for a period of three years from closing, the Sellers will not compete with Fort’s business.

Also in connection with the Fort Acquisition, on March 9, 2023, the Company and Fort entered into settlement agreements with all of Fort’s employees, including the Sellers, providing that such employees’ employment with Fort will terminate three months following March 9, 2023 and certain other customary conditions. During this three-month period, the Company intends to carry out operational changes in Fort’s business that will allow Fort to wind down the activities conducted in its leased warehouse and to move all such operations to warehouses operated by Amazon. In connection with the closing of the acquisition, on March 9, 2023, the Company and the Sellers entered into a consulting agreement, pursuant to which the Sellers will provide us with consultancy services for a period of three months, in consideration for a monthly fee of £2,500 (approximately $3,000).

The Fort acquisition was accounted for as an asset acquisition, as substantially all of the fair value of the assets being acquired under the arrangement was concentrated in the brand name.

c.	In March 2023 the Company paid to Pure Capital $352 thousands in accordance with the consultant agreement in relation to the two purchases as described in note 17.a and note 17.b. For additional information see note 16.c.2.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

Jeffs Brands Ltd

Date: April 10, 2023	By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer