Form 20-F
period 2023-12-31
Jeffs' Brands Ltd
filed 2024-04-01
CIK 1885408

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,215,512 ordinary shares as of December 31, 2023.

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

JEFFS’ BRANDS LTD

INTRODUCTION

In this Annual Report on Form 20-F, “we,” “us,” “our,” the “Company” and “JFBR” refer to Jeffs’ Brands Ltd.

We are an e-commerce consumer products goods, or CPG, company, operating primarily on the Amazon.com marketplace, or Amazon. We were incorporated in Israel in March 2021, under the name Jeffs’ Brands Ltd, to provide a variety of professional and business support as well as marketing support services to Smart Repair Pro that operate online stores for the sale of various consumer products on Amazon, utilizing the Fulfillment by Amazon, or FBA, model. As of the date on this Annual Report on Form 20-F, we have five wholly-owned subsidiaries: Smart Repair Pro, Top Rank Ltd., or Top Rank, Fort Products Ltd., or Fort, Jeffs’ Brands Holdings Inc., or Jeffs’ Brands Holdings and Fort Products LLC. We also own a minority interest in SciSparc Nutraceuticals Inc. or SciSparc U.S., to whom we provide management services.

In addition to executing the FBA business model, we utilize internal methodologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, and for maximizing sales of existing proprietary products. We also use our own skills, know-how and profound familiarity with Amazon’s algorithm and all the tools that the FBA platform FBA has to offer. In some circumstances we scale the products and improve them.

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

Effective as of market open on November 3, 2023, we conducted a reverse share split of our issued and outstanding ordinary shares, no par value, or Ordinary Shares, at a ratio of 1-for-7, or the Reverse Split. All descriptions of our share capital, including share amounts and per share amounts prior to the effective date of the Reverse Split in this prospectus are presented after giving effect to the Reverse Split.

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

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements are listed below. The below is also a summary of the risk factors described in Item 3.D “Key Information – Risk Factors” of this Annual Report.

Risks Related to Our Businesses, Strategies, Technology, and Industry

●	We have a short operating history in an evolving industry and, as a result, our past results may not be indicative of future operating performance;

●	We may not be able to manage our growth effectively, and such rapid growth may adversely affect our corporate culture ;

●	Our e-commerce operations are reliant on Amazon and FBA and changes to Amazon, Amazon’s services and their terms of use may harm our business;

●	We rely on data provided by third parties, the loss of which could limit the functionality of our platforms, cause us to invest in the wrong product or disrupt our business;

●	We rely on other information technologies and systems to operate our business and to maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business;

●	If we fail to keep up with rapid technological changes, our future success may be adversely affected;

●	Our business depends on our ability to build and maintain strong product listings on e-commerce platforms. We may not be able to maintain and enhance our product listings if we receive a substantial number of customer complaints, negative publicity or otherwise fail to live up to customers’ expectations, which could materially adversely affect our business, results of operations and growth prospects;

●	Our efforts to acquire or retain customers, and our efforts to sell new products or increase sales of our existing products, may not be successful, which could prevent us from maintaining or increasing our sales;

●	If we fail to acquire new customers or retain existing customers, or fail to do so in a cost-effective manner, we may not be able to achieve profitability;

●	Our efforts to expand our business into new brands, products, services, technologies and geographic regions will subject us to additional business, legal, financial and competitive risks and may not be successful;

●	Potential growth of our businesses is based on international expansion, making us susceptible to risks associated with international sales and operations;

●	Use of social media and email may adversely impact our reputation or subject us to fines or other penalties;

●	If our emails are not delivered and accepted or are routed by email providers less favorably than other emails, or our sites or mobile applications are not accessible or are treated disadvantageously by Internet service providers, our business may be substantially harmed;

●	If we are unable to manage our inventory effectively, our operating results could be adversely affected;

Risks Related to Information Technology

●	Assertions by third parties of infringement or misappropriation by us of their intellectual property rights or confidential know how could result in significant costs and substantially harm our business and results of operations;

●	Our inability to acquire, use or maintain our marks and domain names for our sites could substantially harm our business and operating results;

●	Any significant disruption in service on our websites or in our computer systems, a number of which are currently hosted or provided by third-party providers, could materially affect our ability to operate, damage our reputation and result in a loss of customers, which would harm our business and results of operations;

Risks Related to Legal and Regulatory Matters

●	We may be subject to general litigation, regulatory disputes and government inquiries;

●	A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth;

●	We are subject to U.S. governmental regulations and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity;

●	Increased regulatory scrutiny of nutritional supplements as well as new regulations that are being adopted in some of our markets with respect to nutritional supplements could result in more restrictive regulations and harm our results if our supplements or advertising activities are found to violate existing or new regulations or if we are not able to effect necessary changes to our products in a timely and efficient manner to respond to new regulations;

●	Our amended and restated articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act;

●	The pest control products sold by Fort are subject to local environmental regulations. Therefore, if we cannot find a licensed supplier of the active ingredient in our pest control products in a country in which we wish to sell our poison products, we will not be able to sell our pest control products there.

v

Risks Related to our Operations in Israel

●	Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region, and Israel’s war against them, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues;

●	Exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings;

Risks Related to Our Status as a Public Company and Ownership of our Ordinary Shares and Warrants

●	Issuance of a significant amount of additional Ordinary Shares due to exercise or conversion of outstanding warrants and/or substantial future sales of our Ordinary Shares may depress our share price

●	We incur significant increased costs as a result of operating as a public company. Our management is required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements;

●	Our internal control over financial reporting may not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business;

●	Future sales of our Ordinary Shares and Warrants could reduce the market price of our Ordinary Shares and/or Warrants;

●	As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers;

●	The estimates of market opportunity, market size and forecasts of market growth included in our publicly filed documents may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all;

●	Our management team has limited experience managing a public company;

●	We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors;

●	The market price of our Ordinary Shares and/or Warrants may be volatile. Market volatility may affect the value of an investment in our Ordinary Shares and/or Warrants and could subject us to litigation; and

●	We cannot assure you that our Ordinary Shares and Warrants will remain listed on Nasdaq or any other national securities exchange.

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

Our future success also depends on our ability to assimilate different analytical tools as well as internal methodologies, including logistics and fulfillment platform which leverages, to meet rapidly evolving e-commerce trends and demands. The emergence of alternative platforms may require us to continue to invest in new and costly technology. We may not be successful, or we may be less successful than our competitors, in adopting technologies that operate effectively across multiple e-commerce platforms, which would negatively impact our business and financial performance. New developments in other areas, such as cloud computing providers, could also make it easier for competitors to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace our current systems or introduce new technologies and systems as quickly or cost effectively as we would like. Failure to invest in and adapt to technological developments and industry trends may have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Modern technologies are subject to rapid changes and our technology is yet to be fully automated. Our future success will depend on our ability to respond to rapidly changing technologies, to adapt and further develop our own functionality or our services to our evolving industry and to improve the performance and reliability of our systems. Our failure to adapt to such changes could harm our business.

In addition, the widespread adoption of networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive in our rapidly evolving industry, our future success may be adversely affected.

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

Maintaining and enhancing our product listings is critical in expanding and growing our business. However, a significant portion of our perceived performance to the customer depends on third parties outside of our control, including suppliers and logistics providers such as FedEx, UPS, postal services and other third-party delivery agents and online retailers, mainly Amazon. Because our agreements with our online retail partners are generally terminable at will, we may be unable to maintain these relationships, and our results of operations could fluctuate significantly from period to period. Because we rely on third party logistics companies, like FedEx, to deliver our products, we are subject to shipping delays or disruptions caused by inclement weather, natural disasters, labor activism, health epidemics or bioterrorism. In addition, because we rely on national, regional and local transportation companies for the delivery of some of our other products, we are also subject to risks of breakage or other damage during delivery by any of these third parties. If these third parties do not meet our or our customers’ expectations, our brands may suffer irreparable damage. In addition, maintaining and enhancing our current and future brands may require us to make substantial investments, and these investments may not yield sufficient returns. If we fail to promote and maintain our brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to anticipate market trends and customer demand and to provide high quality products to our customers and a reliable, trustworthy and profitable sales channel to our suppliers, which we may not be able to do successfully.

A substantial number of customer complaints or negative publicity about our sites, products, delivery times, customer data handling and security practices or customer support, especially on blogs, social media websites or our sites, could rapidly and severely diminish consumer views of our products and result in harm to our brands. Customers may also make safety-related claims regarding products sold through our online retail partners, such as Amazon, which may result in an online retail partner removing the product from its marketplace. Such removal may materially impact our financial results depending on the product that is removed and the length of time that it is removed. We also use and rely on other services from third parties, such as our telecommunications services, and those services may be subject to outages and interruptions that are not within our control.

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

We have historically mainly sold products in the United States, and since 2021 began selling products in, the United Kingdom, Germany. We intend to expand our operations to reach new markets and localities. For example, in 2024, we expanded the Fort brands to France and have completed the requisite processes in order to offer certain of our products through Amazon in other major European countries, including Spain, Italy, the Netherlands and Poland. We may not be successful in increasing our sales in any or all territories and currently do not have an estimated commencement date for sales in these other major European countries. Conducting international operations subjects us to certain risks, which include localization of solutions and products and adapting them to local practices and regulatory requirements, exchange rate fluctuations and unexpected changes in tax, trade laws, tariffs, governmental controls and other trade restriction. To the extent that we do not succeed in expanding our operations internationally and managing the associated legal and operational risks, our results of operations may be adversely affected.

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

In addition, we cannot guarantee that products we receive from vendors will be of sufficient quality or free from damage or defects, or that such merchandise will not be damaged during shipping or storage. While we take measures to ensure product quality and avoid damage, including evaluating vendor facilities, operations and product samples, conducting inventory inspections and inspecting returned products, we cannot control merchandise while it is out of our possession or prevent all damage while in our distribution centers. We may incur additional expenses and our reputation could be harmed or if current or potential customers believe that our merchandise is not of high quality or may be damaged.

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

We contract with manufacturing facilities in the People’s Republic of China. For many years, the Chinese economy has experienced periods of rapid growth. An increase in the cost of labor or taxes on wages in China may lead to an increase in the cost of goods manufactured in China. Significant increases in wages or wage taxes paid by contract manufacturing facilities may increase the cost of goods manufactured in China which could have a material adverse effect on the Company’s profit margins and profitability. Additionally, government trade policies, including the imposition of tariffs, export restrictions, sanctions or other retaliatory measures could limit our ability to source materials and products from China at acceptable prices or at all. For example, both the United States and China have implemented several rounds of tariffs and retaliations with respect to certain products imported from the other country, some of which may impact certain products we import. Moreover, the U.S. Congress passed the Uyghur Forced Labor Prevention Act in an effort to prevent what it views as forced labor and human rights abuses in the Xinjiang Uyghur Autonomous Region, or XUAR. If it is determined that our third-party suppliers and manufacturers mine, produce or manufacture our products wholly or in part from the XUAR, then we could be prohibited from importing such products into the U.S. In addition, Chinese trade regulations are in a state of flux, and we may become subject to other forms of taxation, tariffs and duties in China. We do not currently have arrangements with contract manufacturers in other countries that may be acceptable substitutes. We cannot predict what actions may ultimately be taken with respect to tariffs, export controls, countermeasures, or other trade measures between the U.S. and China or other countries and what products may be subject to such actions. To the extent such actions inhibit our transactions with contract manufacturing facilities and suppliers in China, our business may be materially adversely affected.

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

Any significant increases in costs may affect our business disproportionately compared to our competitors. Changes in trade policies or increases in tariffs, may have a material adverse effect on global economic conditions and the stability of global financial markets and may reduce international trade.

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

Since our IPO, we have acquired Fort and invested in SciSparc U.S. We may in the future seek to acquire or invest in businesses, features or technologies that we believe could complement or expand our market, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. In addition, to the extent that we enter into any term sheets or agreements or otherwise announce any intention to acquire any businesses, features or technologies, any such acquisition would generally be subject to completion of due diligence and required approvals, and there can be no assurance that any such acquisition will occur or be completed in a timely manner, or at all.

If we acquire additional businesses, we may not be able to integrate the acquired operations, existing contracts and technologies successfully or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from any future acquired business due to a number of factors, including:

●	failure to identify all of the issues, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, revenue recognition or other accounting practices, or employee or client issues;

●	difficulty incorporating acquired technology and rights into our existing algorithm and operations and of maintaining quality and security standards consistent with our brands;

●	inability to generate sufficient cashflow to offset acquisition or investment costs;

●	incurrence of acquisition-related costs or equity dilution associated with funding the acquisition;

●	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

●	risks of entering new markets or new product categories in which we have limited or no experience;

●	diversion of our management’s attention from other business concerns;

●	adverse effects to our existing business relationships as a result of the acquisition;

●	potential loss of customers, vendors and suppliers from either our current business or an acquired company’s business;

●	use of resources that are needed in other parts of our business;

●	possible write offs or impairment charges relating to acquired businesses;

●	compliance with regulatory matters related to the acquired business or its products; and

●	use of substantial portions of our available cash to consummate the acquisition.

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

We currently have registered trademarks for certain of our brands in numerous jurisdictions and have registered the Internet domain names for Fort's website. However, we have not registered our trademarks or domain names in all major international jurisdictions. Domain names generally are regulated by Internet regulatory bodies. If we do not have, or cannot obtain on reasonable terms, the ability to use our marks in a particular country or to use or register any of our domain names, we could be forced either to incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could materially adversely affect our business, financial condition and operating results.

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

We collect, maintain, transmit and store data about our customers, brands and others, including personally identifiable information, as well as other confidential information. We also engage third parties that store, process and transmit these types of information on our behalf. We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, our brand’s e-commerce websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as the complexity and number of technical systems and applications we use also increases.

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

Our products are subject to regulation by the U.S. Consumer Product Safety Commission, or the CPSC, and similar state and international regulatory authorities, and could be subject to involuntary recalls and other actions by these authorities. Concerns about product safety, including concerns about the safety of products manufactured in developing countries, could lead us to recall selected products. Recalls and government, customer or consumer concerns about product safety could harm our reputation and reduce sales, either of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, such as the FTC, and various state, local and foreign agencies. Our data handling also is subject to industry standards.

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

In the United States, federal and various state governments have adopted or are considering laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about customers or their devices. For example, fourteen U.S. states have passed comprehensive privacy legislation intended to provide consumers with greater transparency and control over their personal information by providing consumers with certain rights, such as the right to know what personal information is being collected about them, and the right to access, delete, correct, or opt out of the sale of their personal information. The original California Consumer Privacy Act became effective in 2020, with amendments in the California Privacy Rights Act effective in 2023. Similar laws in Colorado, Connecticut, Utah and Virginia are effective as of 2023; and general data protection laws in Texas, Oregon and Montana are set to come into effect over the course of 2024.

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

In Europe, where we expect to expand our business operations in the future as part of our growth, the data privacy and information security regime continues to evolve and is subject to increasing regulatory scrutiny.

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

Many of the laws, rules or regulations imposing taxes and other similar obligations were established before the growth of the internet and e-commerce. Tax authorities in non-U.S. jurisdictions, including Israel, and at the U.S. federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce and considering changes to existing tax or other laws that could regulate our transmissions and/or levy sales, income, consumption, use or other taxes relating to our activities, and/or impose obligations on us to collect such taxes. For example, in March 2018, the European Commission proposed new rules for taxing digital business activities in the EU. In addition, state and local taxing authorities in the United States and taxing authorities in other countries have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the internet. Multiple U.S. states have enacted related legislation and other states are now considering such legislation. Furthermore, the U.S. Supreme Court held in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. Such legislation could require us or our retailers and brands to incur substantial costs in order to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business.

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

As a seller of pest control products, which include poisonous active ingredients, we are subject to continual government oversight by the U.S. Environmental Protection Agency, or EPA, and other regulatory authorities. The EPA strictly regulates the advertising and promotion of pest control products, and these pest control products may only be marketed or promoted for their EPA approved uses, consistent with the product’s approved labeling. Advertising and promotion of any product candidate that obtains approval in the U.S. will be heavily scrutinized by the EPA, other applicable state regulatory agencies and the public. Violations, including promotion of our products for unapproved or off-label uses, are subject to enforcement actions, inquiries and investigations, and civil, criminal and/or administrative sanctions imposed by the EPA.

Our operations are subject to environmental laws and regulations that may increase costs of operations and impact or limit our business plans.

We are subject to environmental laws and regulations affecting many aspects of our present and potential future operations, including a wide variety of EPA labeling and other state regulatory agency requirements. For example, under the Federal Insecticide, Fungicide, and Rodenticide Act, we are required to register with the EPA and certain state regulatory authorities as a seller of disinfectants, and we are subject to EPA labeling requirements. Compliance with these laws and regulations may result in increased costs and delays as a result of administrative proceedings and certain reporting obligations. Public officials and entities may seek injunctive relief or other remedies to enforce applicable environmental laws and regulations. If we are found to not have complied with these laws and are unable to sell our products, our business and financial results will be negatively impacted.

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

Risks Related to our Operations in Israel

Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region, and Israel’s war against them, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.

 Our offices and management team are located in Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Furthermore, hostilities along Israel’s northern border with Hezbollah located in Lebanon have accelerated, with Hezbollah conducting missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel, this clash may escalate in the future into a greater regional conflict. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen, as described below). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, that may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may have a material adverse effect on the Company and its ability to effectively conduct its operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. As of March 28, 2024, one employee of ours has been called for service in the current war, in addition to employees of our service providers located in Israel. Additional employees may be called for service in future wars or other armed conflicts with Hamas as well as the other pending or future armed conflicts in which Israel is or may become engaged, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which disruption may materially and adversely affect our business and results of operations. Additionally, the absence of employees of our Israeli suppliers and contract manufacturers due to their military service in the current or future wars or other armed conflicts may disrupt their operations, which in turn may materially and adversely affect our ability to deliver or provide products and services to customers.

The hostilities with Hamas, Hezbollah and other organizations and countries, have included and may include terror, missile and drone attacks. In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner to meet our contractual obligations towards customers and vendors could be materially and adversely affected. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

In addition, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. These restrictions may limit materially our ability to manufacture or obtain raw materials for our products from these countries or sell our products to customers in these countries. In addition, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services. In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, making allegations of genocide amid and in connection with the war in Gaza, and ordered Israel, among other things, to take measures to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ decision. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as the ICJ rulings and future rulings and orders of other tribunals against Israel (if handed), may materially and adversely impact our ability to sell our products outside of Israel.

Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. The Red Sea is a vital maritime route for international trade traveling to or from Israel. As a result of such disruptions, we have experienced in the past and may experience in the future delays in supplier deliveries, extended lead times, and increased cost of freight, increased insurance costs, purchased materials and manufacturing labor costs. The risk of ongoing supply disruptions may further result in delayed deliveries of our products.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets and other changes in macroeconomic conditions. To date, these initiatives have been substantially put on hold. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings.

Our reporting and functional currency is the U.S. dollar. Our revenues are currently primarily payable in U.S. dollars and we expect our future revenues to be denominated primarily in U.S. dollars. However, certain amounts of our revenues and expenses are also in NIS, GBP and Euro. As a result, we are exposed to the currency fluctuation risks relating to the recording of our expenses in U.S. dollars.

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

Your rights and responsibilities as a shareholder are governed in key respects by Israeli laws, which differ in some material respects from the rights and responsibilities of shareholders of U.S. companies.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we subject to the reporting requirements of the Exchange Act of 1934, as amended, or the Exchange Act, and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices.

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

Issuance of a significant amount of additional Ordinary Shares on exercise or conversion of outstanding warrants and/or substantial future sales of our Ordinary Shares may depress our share price.

The issuance of a significant amount of additional Ordinary Shares on account of outstanding warrants will dilute our current shareholders’ holdings and may depress our share price. If these or other shareholders sell substantial amounts of our Ordinary Shares, including shares issuable upon the exercise or conversion of outstanding warrants or employee options, or if the perception exists that our shareholders may sell a substantial number of our Ordinary Shares, we cannot foresee the impact of any potential sales on the market price of these additional Ordinary Shares, but it is possible that the market price of our Ordinary Shares would be adversely affected. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate. Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our Ordinary Shares.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, results of operation or financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could have a material adverse effect on the price of our Ordinary Shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Disclosing deficiencies or weaknesses in our internal control, failing to remediate these deficiencies or weaknesses in a timely fashion or failing to achieve and maintain an effective internal control environment may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the price of our Ordinary Shares. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed

Future sales of our Ordinary Shares and Warrants could reduce the market price of our Ordinary Shares and Warrants.

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

We cannot assure you that our Ordinary Shares and Warrants will remain listed on Nasdaq or any other securities exchange.

On May 20, 2023, we received a written notice, or the Notice, from Nasdaq indicating that we were not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted a period of 180 calendar days to regain compliance with the minimum bid price requirement. Although we have since cured this deficiency by, among other things, effecting the Reverse Split and have regained compliance with Nasdaq Listing Rule 5550(a)(2), there is a risk that we could be subject to additional notices of delisting for failure to comply with Nasdaq Listing Rule 5550(a)(2) or other Nasdaq Listing Rules as our shares are currently traded below $1.00 per share.

No assurance can be given that we will remain eligible to be listed on Nasdaq. In the event that our Ordinary Shares are delisted from Nasdaq due to our failure to continue to comply with the requirements for continued listing on Nasdaq, and are not eligible for listing on another national securities exchange, trading in our Ordinary Shares and Warrants could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Ordinary Shares and Warrants, and it would likely be more difficult to obtain coverage by securities analysts and the news media, which could cause the price of our Ordinary Shares to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange.

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

Net revenue and operating results are difficult to forecast because they generally depend on the volume, timing and type of orders we receive, all of which are uncertain. We base our expense levels and investment plans on our estimates of total net revenue and gross margins using human judgment and utilizing internal analytic methodologies to assess market trends. We cannot be sure the same growth rates, trends and other key performance metrics are meaningful predictors of future growth. If our assumptions and calculations prove to be wrong, we may spend more than we anticipate acquiring and retaining customers or may generate less net revenue per active customer than anticipated, any of which could have a negative impact on our business and results of operations.

In addition, as we enter new consumer product markets in the future, we may initially provide discounts to customers to gain market traction, and the amount and effect of these discounts may vary greatly. No such discounts have been given to date.

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

Our amended and restated articles of association provide that, unless we consent to an alternative forum, the federal district courts of the United States shall be the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act of 1933 as amended, or the Securities Act, which could limit our shareholders’ ability to choose the judicial forum for disputes with us, our directors, shareholders, or other employees. In addition, the agreements governing the Warrants provide that disputes shall be brought in the state and federal courts sitting in the City of New York, Borough of Manhattan, and that a claim under the U.S. federal securities laws may be made in any federal district court.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2023, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC. See “Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

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

Jeffs’ Brands was incorporated in March 2021 under the Companies Law in the State of Israel.

In December 2017, Smart Repair Pro, a California corporation, was founded by our Chief Executive Officer, Viki Hakmon, and began operating in June 2019. Following its acquisition of the KnifePlanet brand, Smart Repair Pro began selling the KnifePlanet brand on Amazon, using the FBA model. In August 2019, Smart Repair Pro acquired the CC-Exquisite store, which owns the DARTS® brand.

In April 2020, Purex Corp, or Purex was incorporated in California for the purpose of purchasing an online store. At that time, Purex was 100% owned by affiliates of Mr. Hakmon. Purex was voluntarily dissolved on July 13, 2023.

In October 2020, Medigus, a publicly traded company (Nasdaq: MDGS) incorporated under the laws of the State of Israel, entered into a share purchase agreement to acquire 50.01% of Smart Repair Pro and 50.03% of Purex. This acquisition closed on January 4, 2021.

In April 2021, Top Rank, an Israeli company, was formed as a wholly owned subsidiary of Jeffs’ Brands. On May 10, 2021, pursuant to the Stock Exchange and Plan of Restructuring Agreement, or the SEA, entered into by and between the Company, Medigus and Mr. Hakmon, Purex and Smart Repair Pro became wholly-owned subsidiaries of Jeffs’ Brands. Pursuant to the SEA, Medigus and Mr. Hakmon, as shareholders of Smart Repair Pro and Purex, contributed all of the equity interests they owned in Smart Repair Pro and Purex to Jeffs’ Brands in exchange for Ordinary Shares of the Company, or the Contribution Transactions. Following the closing of the Contribution Transactions pursuant to the SEA, Jeffs’ Brands held all of the outstanding shares of Smart Repair Pro and Purex, Medigus held 50.03% of our outstanding Ordinary Shares and Mr. Hakmon, our Chief Executive Officer, held the remaining 49.97% of our outstanding Ordinary Shares. Mr. Hakmon’s affiliates, who were minority shareholders of Smart Repair Pro and Purex, transferred all their holdings in Smart Repair Pro and Purex to Mr. Hakmon, effective immediately prior to the Contribution Transactions pursuant to a Share Transfer Deed dated May 10, 2021.

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

We completed the initial public offering of our Ordinary Shares and Warrants in the United States in August 2022 and our Ordinary Shares and Warrants began trading on the Nasdaq Capital Market on August 26, 2022, under the symbols “JFBR” and “JFBRW,” respectively.

For a description of our principal capital expenditures and divestitures, see Item 5. “Operating and Financial Review and Prospects.”

B.	Business Overview

We are an e-commerce CPG company, operating primarily on Amazon. We were incorporated in Israel in March 2021, under the name Jeffs’ Brands Ltd, to provide a variety of professional and business support as well as marketing support services to Smart Repair Pro that operate online stores for the sale of various consumer products on Amazon online marketplace, utilizing the FBA model. Under the FBA model, sellers’ products are stored in Amazon fulfillment centers in order to take advantage of Amazon’s fulfillment infrastructure and allow their products to be eligible for Amazon promotional activities, including free shipping to Prime subscribers. These products are subject to the same inventory control, fulfillment and shipping processes as Amazon owned products; and for multiple item shipments are included in the same box as Amazon owned inventory. As of the date on this Annual Report on Form 20-F, we have five wholly-owned subsidiaries: Smart Repair Pro, Top Rank, Fort, Jeffs’ Brands Holdings, and Fort Products LLC.

In addition to executing the FBA business model, we utilize internal methodologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, and for maximizing sales of existing proprietary products. We also use our own skills, know-how and profound familiarity with Amazon algorithm and all the tools that the FBA platform FBA has to offer. In some circumstances we scale the products and improve them.

Our Stores, Brands and Products

As of the date of this Annual Report on Form 20-F:

●	Smart Repair Pro owns and operates three stores on Amazon (i) KnifePlanet with 3 different Brands: KnifePlanet, CC-Exquisite and PetEvo brands, (ii) the Whoobli brand, and (iii) Wingman, which has the Wellted brand. Under the KnifePlanet brand, we offer a complete premium stone knife-sharpening sets, sharpeners and nonslip rubber bases. Under the CC-Exquisite brand, we offer professional steel & soft-tip dart sets and darts holders. Under the PetEvo brand, we offer car door & car seats protectors for pets. Under the Whoobli brand, we offer punching bag sets and party supply kits for children. Under the Wellted brand, we offer reusable, self-cleansing pet hair removers for cats and dogs.

●	Fort owns and operates the Fort brand which sells pest control products primarily through Amazon UK.

●	Jeffs’ Brands Holdings, owns a minority interest in SciSparc U.S., a majority-owned subsidiary of SciSparc Ltd., or SciSparc, that owns and operates Wellution, an Amazon food supplements and cosmetics brand.

As of the date of this Annual Report on Form 20-F, our material stores on the Amazon platform, brands and products consist of the following:

Whoobli Store

Our revenues from sales on the Whoobli store for the year ended December 31, 2023 were approximately $1,913 thousand, or 19.12%, of our total revenues for such period.

The Whoobli store sells a variety of punching bag sets, including: Whoobli Adjustable Kids Punching Bag with Stand; Whoobli Ninja Inflatable Kids Punching Bag; Whoobli Unicorn Birthday Party Supplies; Whoobli Mermaid Party Supplies; Whoobli Dinosaur Party Supplies; and the Whoobli Construction Birthday Party Supplies.

KnifePlanet Store

Our revenues from sales on the KnifePlanet store for the year ended December 31, 2023 were approximately $2,424, or 24.22%, of our total revenues for such period.

The KnifePlanet store sells, among others, the following products: CC-Exquisite Professional Steel Tip Darts Set; Premium Knife Sharpening Stone Set; Coarse Flattening Stone; Whetstone Knife Sharpening Stone Set; Leather Strop and Stropping Compound Set; Whetstone Knife Sharpening Stone Set; Honing Guide and Angle Tool Set; CC-Exquisite Professional Steel Tip Darts Set; CC-Exquisite Dart Caddy; Car Door Protector and the Whetstone Knife Sharpening Stone Set.

Wellted Store

Our revenues from sales on the Wellted store for the year ended December 31, 2023, were approximately $132 thousand, or 1.32%, of our total revenues for such period.

The Wellted store sells a pet hair removal product.

Fort Store

Our revenues from sales on the Fort store for the year ended December 31, 2023, were approximately $5,539 thousand, or 55.35%, of our total revenues for such period.

The Fort store sells a variety of pest control products, including, among others: rat and mouse poison, rat traps, and tamper proof rodent bait boxs.

Wellution Store

Our proportional share of the revenues from sales on the Wellution store for the year ended December 31, 2023, was approximately $2,137. We do not consolidate the financial results of SciSparc U.S or the sales of the Wellution products in our consolidated financial statements.

Our Customers

Our customers are primarily individual online consumers who purchase our products primarily on the Amazon U.S. and Amazon EU marketplaces, which contributed to our increase in sales year over year.

In each of 2023 and 2022, approximately 96% to 99% of our revenue was through or with Amazon sales platform.

Like any other e-commerce business, we are affected by the high season shopping, which is from October through December. Our business model is to take into consideration this sales cycle and introduce new products right before high season.

Our Competitive Strengths

We believe that our competitive strengths include:

●	Senior and experienced management team;

●	Sophisticated know-how regarding use of data analysis technology platforms;

●	Strong logistical capabilities, using sophisticated BI tools to optimize the supply chain management;

●	Strong proactive approach in purchasing new brands and active stores with low performance and high potential growth; and

●	Procurement of well targeted products.

We believe that these strengths, as further described below, differentiate us from our competitors and provide us with numerous advantages:

●	Senior and experienced management team: We are led by Mr. Viki Hakmon, our Chief Executive Officer. Mr. Hakmon has vast experience in the retail markets, having served in various capacities over the past 25 years, 15 of which were in U.S. markets. Mr. Hakmon also has a profound understanding and knowledge of developing and discovering products and leveraging their growing market demand.

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

Industry Overview and Market Opportunity

The e-commerce market is expected to continue growing. According to analysis published by Statista, the e-commerce market is estimated to reach $3.2 trillion in 2024. Revenues are expected to show an annual growth rate (CAGR 2024-2029) of 9.47%, resulting in a projected market volume of US$4,997.00bn by 2029. According to this source, in the eCommerce Market, the number of users is expected to amount to 3.2 billion users by 2029. User penetration will be 36.6% in 2024 and is expected to hit 44.4% by 2029 and the average revenue per user (ARPU) is expected to amount to US$1,387.

According to IMARC research report, the market is primarily driven by the rising internet penetration. Additionally, the adoption of smartphones and the Internet made it suitable for consumers to shop online, thus influencing the market growth. Moreover, mobile applications and user-friendly websites made the shopping experience seamless and accessible, allowing customers to browse, compare prices, and easily make purchases, thus representing another major growth-inducing factor.

Also, besides all of the above, the recent onset of the coronavirus disease (COVID-19) pandemic accelerated the shift toward online shopping, accelerating the sales demand

We believe, this new normal created a huge opportunity for e-commerce players, such as Jeffs’ Brands, which has the capability to respond to the current demand and market trends.

Moreover, Amazon, which is the primary platform that our business is based on, continues to rise and grow. In 2023, Amazon’s global sales were $574.8 billion, a 11.83% increase year- over year. Amazon’s sales, however, are not necessarily indicative of our current or future sales, as Amazon sells vast and varied quantities of products on its platforms, whereas we sell only a limited quantity of products on Amazon and are not otherwise affiliated with Amazon. While our sales represent a small fraction of the sales on Amazon, we believe that Amazon provides us with a unique opportunity to grow our sales.

Annual Net Sales Revenues of Amazon from 2004 to 2023 (in billion U.S. dollars)

Source: Statista — Annual net sales revenues of Amazon from 2004 to 2023

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

Moreover, we are constantly rethinking our efficiency, logistics and fulfillment networks including investments in warehouses and delivery infrastructure.

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

Below are recent examples of products that were identified by our process and offered to consumers, which contributed to our increase in sales year over year:

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

Acquisition Strategy

Our growth, as described above, will be generated mainly by our strategic acquisition of high demand products. We also intend to supplement our acquisitions by growing our logistical capabilities, which we believe will bolster our competitive advantage. In 2023, we completed the acquisition of two Amazon marketplace brands. In March 2023, we completed the acquisition of Fort, a company that sells pest control products, and in March 2023, we completed as well the acquisition of approximately 49% of the issued and outstanding shares of common stock of SciSparc Nutraceuticals Inc, or SciSparc U.S., a company that operates and owns the Wellution brand.

We intend to execute our acquisitions when all the relevant factors and criteria fit our goals and business aspirations. We will target businesses that have built a market share. We will aim for products with strong unit economics and high product quality. These products will also have to achieve significant positive customer reviews and high search ranking for relevant key words and are in product categories where frequent product improvement is not required.

We believe that acquisitions fitting the above criteria will contribute to our revenue growth and operational efficiency, while reducing the risk involved in executing our process.

Intellectual Property

As of March 28, 2024, we owned 13 trademarks: KnifePlanet, CC-Exquisite, Whoobli, PetEvo, Wellted, Roshield, Entopest, Rempro, Birdgo, ProPest, Topperama and Seaheaven.

Competition

The consumer goods and e-commerce market are a highly competitive environment. Our competitive landscape consists of various types of companies such as: traditional and non-traditional consumer good companies; discount stores; traditional retailers; independent retail stores; the online platforms of these traditional retail competitors; and e-commerce companies.

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

As of the date of this Annual Report on Form 20-F, we have warehousing and distribution agreements with three warehouses in the United States, one in Canada, one in the United Kingdom and one in Germany, which generally provide that the service provider will provide warehousing services at its warehousing facility and distribution services for our products. Through these third parties, we believe we can deliver products within two days of the order being placed on Amazon through ground shipment across approximately 95% of the U.S. market.

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

As required by applicable law, we list and register our products with the appropriate governmental authorities and obtain necessary authorizations and approvals therefrom. We require that our foreign and domestic facilities engaged in manufacturing, processing, packing, or warehousing submit additional registration information, such as good manufacturing practice (GMP) and other related quality management requirements. We request certificates and clearances as proof of compliance with the existing laws and regulations. We also declare, certify and conduct testing in reputable or accredited testing laboratories. For some products, we set out written warranties in compliance with the mandatory requirements of the Magnuson-Moss Warranty Act.

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

Trade Secrets

According to the Anti-Unfair Competition Law of China, the term “trade secrets” refers to technical information and business information that is unknown to the public, that has utility and may create business interest or profit for its legal owners or holders, and that is maintained as a secret by its legal owners or holders.

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

Under the Circular of the SAFE on Further Improving and Adjusting the Policies for Foreign Exchange Administration under Capital Accounts promulgated by the SAFE on January 10, 2014, and effective from February 10, 2014, administration over the outflow of the profits by domestic institutions has been further simplified. In principle, a bank is no longer required to examine transaction documents when handling the outflow of profits of no more than the equivalent of $50,000 by a domestic institution. When handling the outflow of profits exceeding the equivalent of $50,000, the bank, in principle, is no longer required to examine the financial audit report and capital verification report of the domestic institution, provided that it must examine, according to the principle of transaction authenticity, the profit distribution resolution of the board of directors (or the profit distribution resolution of the partners) relating to this profit outflow and the original copy of its tax record-filing form. After each profit outflow, the bank must affix its seal to and endorsements on the original copy of the relevant tax record-filing form to indicate the actual amount of the profit outflow and the date of the outflow.

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

Regulations Relating to Data Privacy and Security

Regulations, legislation or self-regulation relating to privacy, data collection and protection, e-commerce and internet advertising (including, behavioral advertising) and uncertainties regarding the application or interpretation of existing or newly adopted laws and regulations, could harm our business and subject us to significant legal liability for non-compliance.

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

For example, we collect, use, maintain and otherwise process certain data about consumers of our products, partners, candidates and employees, consultants, and leads. Our ability to collect, use, maintain or otherwise process personal data has been, and could be further, restricted by existing and new laws and regulations relating to privacy and data collection and protection. In addition, some countries are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services.

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

Additionally, we are or may soon be subject to the California Consumer Privacy Act, or the CCPA, as amended by the California Privacy Rights Act, or the CPRA, which came into effect on January 1, 2020 and, imposes heightened transparency obligations, adds restrictions on the “sale” or “share” of personal information (which it defines broadly), and creates new data privacy rights for California residents and carries significant enforcement penalties for non-compliance. The California Attorney General enforces the CCPA and can seek an injunction and civil penalties up to $7,500 per intentional violation and $2,500 per other violation. The CCPA also provides California consumers a private right of action for certain data breaches where they can recover up to $750 per incident, per consumer or actual damages, whichever is greater, and which is expected to increase data breach litigation. The CCPA may require us to modify our data practices and policies and to incur substantial costs and expenses in order to comply. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulation (for example, the Virginia Consumer Data Protection Act, or the VCDPA, that went into effect on January 1, 2023; the Colorado Privacy Act, or the CPA, which went into effect on July 1, 2023; the Connecticut Data Privacy Act, or the CDPA, which went into effect on July 1, 2023; the Utah Consumer Privacy Act, or the UCPA, which went into effect on December 31, 2023; and other upcoming laws which will go into effect on 2024 and in the coming years) that impose new privacy rights and obligations. Further, laws in all 50 states require businesses to provide notice to consumers whose personal information has been disclosed or subject to unauthorized access as a result of a data breach. More generally, some observers have noted the trend toward more stringent privacy legislation and judicial action in the US, including similar laws and decisions in other US states and a potential federal privacy law, all of which could increase our potential liability and adversely affect our business.

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

Any failure or perceived failure by our subsidiaries or by us to comply with our posted privacy policies, cookies policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or data security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our e-commerce platforms and websites. Further, public scrutiny of, or complaints about, technology and e-commerce platform companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology and e-commerce platform companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Recent Developments

January 2024 PIPE

On January 25, 2024, we entered into a private placement transaction, or the January 2024 PIPE, pursuant to a securities purchase agreement, with certain institutional investors, providing for the issuance, in a private placement of 1,884,461 Ordinary Shares; (ii) Pre-Funded Warrants to purchase up to an 820,000 Ordinary Shares; (iii) Series A Warrants to purchase up to an aggregate of 3,380,586 Ordinary, or upon the satisfaction of certain conditions, up to an aggregate of 13,373,208 Ordinary Shares in accordance with the terms therein and (iv) Series B Warrants to purchase upon the satisfaction of, certain conditions up to an aggregate of 7,994,181 Ordinary Shares in accordance with the terms therein. See “Item 5.A. Financial Arrangements – January 2024 PIPE,” for further information.

In connection with the January 2024 PIPE, we entered into a registration rights agreement with such institutional investors, or the PIPE Registration Rights Agreement, pursuant to which we agreed to file a registration statement, within twenty trading days of the closing date of the January 2024 PIPE, to register the resale of the registrable securities issued in the January 2024 PIPE. Accordingly, on February 20, 2023, we filed with the SEC a resale registration statement on Form F-3, which became effective on March 8, 2024.

Reverse Split

On September 5, 2023, our board of directors approved a 1-for-7 reverse split of our issued and outstanding Ordinary Shares, effective as of November 3, 2023, pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 7 Ordinary Shares held as of such date. The Reverse Split did not reduce the number of our authorized share capital. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to herein give effect to the Reverse Split.

Expansion into the Market of Pest Control Products

On March 2, 2023, we entered into a share purchase agreement, or the Fort SPA, with the holders, or the Fort Sellers, of all of the issued and outstanding share capital of Fort, a company incorporated under the laws of England and Wales and sells pest control products primarily through Amazon UK, pursuant to which on March 9, 2023, we acquired all of the issued and outstanding share capital of Fort, for approximately £2,000,000 (approximately $2,400,000), or the Fort Acquisition. The Fort SPA provides that for a period of three years from closing, or until March 9, 2026, the Fort Sellers will not compete with Fort’s business.

In connection with the closing of the Fort Acquisition, on March 9, 2023, we and Fort entered into settlement agreements with all of Fort’s employees, including the Fort Sellers, by which, inter alia, such employees’ employment with Fort terminated and containing other customary conditions.

In addition, in connection with the closing of the Fort Acquisition, on March 9, 2023, we and the Fort Sellers entered into a consulting agreement, pursuant to which the Fort Sellers will provide us with consultancy services for a period of six months following the closing, at monthly fee of £2,500 (approximately $3,000).

On September 20, 2023, the Company and the Sellers entered into a new consulting agreement for indefinite period at a monthly fee of £3,500 thousand (approximately $4,500 thousand) effective as of June 1, 2023

On February 29, 2024, we entered into a side letter to the Fort SPA to the Fort Sellers, pursuant to which we agreed to increase certain adjustment amount payments to the Fort Sellers by approximately £100,000.

Expansion into the Nutritional Supplements Market

On February 23, 2023, we and Jeffs’ Brands Holdings entered into a stock purchase agreement with SciSparc, or the Wellution Agreement, as amended on March 22, 2023 by Addendum No. 1 to the Wellution Agreement, or the Addendum, pursuant to which, on March 22, 2023, Jeffs’ Brands Holdings acquired from SciSparc 57shares of common stock of SciSparc U.S., a wholly-owned subsidiary of SciSparc that owns and operates Wellution, a top-selling Amazon food supplements and cosmetics brand, representing approximately 49% of the issued and outstanding shares of common stock of SciSparc U.S., for approximately $3.0 million in cash (including the Price Adjustment, as defined below), of which approximately $2.5 million was paid at the closing, or the Wellution Transaction. The Addendum provided for the payment by us to SciSparc of an additional amount of $489,330 in cash for the purchase price adjustments, or the Price Adjustment, related to inventory and working capital which was paid in five equal installments of $97,866. As collateral for the payment in full of the Price Adjustment, SciSparc held back 11 shares of common stock of SciSparc U.S, which was released to Jeffs’ Brands Holdings on March 6, 2024, when the final payment was made.

Pursuant to the Wellution Agreement, in connection with the closing of the Wellution Transaction, on March 22, 2023, we entered into a consulting agreement with SciSparc U.S., or the SciSparc Consulting Agreement, pursuant to which we will provide management services to SciSparc U.S. for the Wellution brand for a monthly fee of $20,000, and received a one-time signing bonus in the amount of $51,000. The SciSparc Consulting Agreement is for an undefined period of time and may be terminated by either party with 30 days’ advance notice.

Also pursuant to the Wellution Agreement, in connection with the closing of the Wellution Transaction, effective as of March 22, 2023, we issued 35,345 Ordinary Shares to SciSparc and on March 29, 2023, SciSparc issued 13,858 of its ordinary shares to us in a mutual share exchange, or, collectively, the Exchange Shares, representing approximately 2.97% and 4.99%, respectively, of the Company’s and SciSparc’s issued and outstanding ordinary shares as of the closing of the Wellution Transaction. The number of Exchange Shares acquired by each company was calculated by dividing $288,238, which was adjusted from $300,000, pursuant to the 4.99% ownership limitation included in the Wellution Agreement, by the average closing price of the relevant company’s shares on the Nasdaq Capital Market for the 30 consecutive trading days ending on the third trading day immediately prior to the closing date.

C.	Organizational Structure

We have five wholly-owned subsidiaries: Smart Repair Pro, Top Rank, Fort and Fort Products LLC, e-commerce companies that operate online stores for the sale of various consumer products on the Amazon marketplace and Jeffs’ Brands Holdings, a holding company that owns approximately 49% of the issued and outstanding shares of common stock of SciSparc U.S., which owns and operates Wellution, a food supplements and cosmetics brand.

D.	Property, Plant and Equipment

Our principal executive offices are located at 7 Mezada Street, Bnei Brak, Israel 5126112, and our telephone number is +972.3.7713520. This facility comprises approximately 24 square meters, or 2,594 square feet, of space. Our current lease, which we entered into on September 16, 2022, effective as of October 1, 2022, expires on September 30, 2025, with an option to extend the lease on the same terms for an additional two years. Our monthly rent payment as of December 31, 2023, was approximately NIS 15,665 (approximately $4,350). We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

We have contracts with third party warehouses in three locations in the United States, one location in Canada, one location in the United Kingdom, and one location in Germany. These facilities are used for storage of the products prior to the shipment of such products to Amazon’s warehouses, based on availability.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.	Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this Annual Report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this Annual Report on Form 20-F. Our discussion and analysis of our operating results for the years ended December 31, 2021 and December 31, 2022 can be found in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 10, 2023.

Overview

We are a fast-growing e-commerce CPG company, operating primarily on Amazon. We were incorporated in Israel in March 2021, under the name Jeffs’ Brands Ltd, to provide a variety of professional and business support as well as marketing support services to e-commerce companies that operate online stores for the sale of various consumer products on the Amazon online marketplace, utilizing the FBA model. As a result of the Contribution Transactions which occurred in May 2021 and discussed above, Smart Repair Pro became a wholly owned subsidiary of Jeffs’ Brands. As the Contribution Transactions were consummated among entities under common control, i.e., there was no change in the ownership percentages of Medigus and Mr. Hakmon before and after the Contribution Transactions, Jeffs’ Brands accounted for the Contribution Transactions as a pooling of interests, resulting in the comparative financial information of the Company being replaced with the combined financial information of Smart Repair Pro, the carrying values of asset and liabilities being retained, and no purchase accounting applied. Therefore, our Annual Report on Form 20-F includes the audited financial statements of Jeffs’ Brands as of and for the year ended December 31, 2022, with the financial information in these financial statements being the combined financial information of Smart Repair Pro based on the pooling method of accounting.

In addition to executing the FBA business model, we utilize internal methodologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, as well as maximize sales of its existing proprietary products. We also use our own skills, know-how and profound familiarity with Amazon algorithm and all the tools that the FBA platform FBA has to offer. In some circumstances we scale the products and improve them.

Initial Public Offering

On August 30, 2022, we completed our IPO and received gross proceeds of approximately $15.5 million before deducting underwriting discounts and commissions and before offering expenses ($13.4 million net proceeds after deducting approximately $1.05 million of underwriting discounts and commissions and approximately $1.05 million after deducting other offering costs). In connection with the IPO, we issued and sold: (i) 531,068 Ordinary Shares, (ii) Warrants to purchase up to 591,912 Ordinary Shares (after giving effect to the partial exercise of the Underwriter’s over-allotment option), and (iii) Underwriter’s Warrants to purchase up to 26,553 Ordinary Shares, in each case after given effect to the Reverse Split. The Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “JFBR” and “JFBRW,” respectively, on August 26, 2022.

On September 7, 2022, the Company’s volume weighted average stock price was less than the exercise floor of $28.28 for the Warrants. Accordingly, effective after the closing of trading on November 28, 2022 (the 90th calendar day immediately following the issuance date of the Warrants), the Warrants have been adjusted pursuant to their terms, including, but not limited to, to adjust the exercise price of the Warrants to $14.14. In addition, in connection with the Exercise Price Adjustment, the Company issued Additional Warrants to purchase up to 403,504 Ordinary Shares to Qualified Holders (as defined in the Warrant).

Comparison of the Results for the Year Ended December 31, 2023 and 2022

Results of Operations

	Year Ended December 31,
U.S. dollars in thousands	2023	2022
Revenues	10,008	5,859
Cost of sales	9,032	5,060
Gross Profit	976	799

Sales and marketing	833	1,198
General and administrative	4,262	4,113
Equity losses	1,248
Other income	(279)	-
Operating loss	(5,089)	(4,512)
Financial expense, net	(523)	(2,305)
Net loss	(4,598)	(2,201)
Loss attributable to holders of Ordinary Shares	(4,598)	(2,201)

Revenues

Our revenues consist of revenue derived from sales on Amazon. The following table discloses the breakdown of our revenues, cost of sales and gross profit for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2023	2022
Revenues	$10,008	$5,809
Cost of sales	9,032	5,060
Gross profit	976	799

Our revenues for the year ended December 31, 2023, were $10,008 compared to $5,809 for the year ended December 31, 2022, an increase of $4,199, or 72%. The increase is mainly attributable to the acquisition of Fort on March 9, 2023.

Cost of goods sold

Our cost of goods sold consist of the purchase of finished goods, freight, cost of commissions to Amazon and change in inventory.

The following table discloses the breakdown of cost of goods sold for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2023	2022
Purchases of finished goods	$3,817	$1,738
Freight	$311	$691
Storage	$660	$634
Salary	$70	$-
Packing Supplies	$14	$-
Cost of commissions	$4,431	$2,561
increase in inventory	$(271)	$(564)
Total	$9,032	$5,060

Fright and storage expenses for the year ended December 31, 2023, amounted $971, compared to $1,325 for the year ended December 31, 2022, a decrease of $354 or 26.7%. The decrease is mainly due to Company’s decrease in freight costs which dropped compared to 2022 due to all over decrease in freight costs as well as less purchase of goods from China compared to 2022.

Cost of commissions for the year ended December 31, 2023, amounted $4,431, compared to $2,561 for the year ended December 31, 2022, an increase of $1,870 or 73%. The increase is mainly attributable to the increase in sales as of result of the acquisition of Fort on March 9, 2023 and the fees related to Fort’s revenue.

Purchases of finished goods for the year ended December 31, 2023, amounted $3,817, compared to $1,738 for the year ended December 31, 2022, an increase of $2,079 or 119.6%. The increase is mainly attributable to the acquisition of Fort on March 9, 2023 and the purchase of finished goods related to Fort that was offset with less purchase of goods in the other brands.

Gross Profit

Our gross profit for the year ended December 31, 2023, was $976, compared to gross profit of $799 for the year ended December 31, 2022, an increase of $177, or 22%. The increase is mainly attributable to the increase in sales as of result of the acquisition of Fort on March 9, 2023that was offset by decrease in gross profit in the other brands.

Operating Expenses

Our current operating expenses consist of four components — marketing and sales expenses and general, administrative expenses, equity losses expenses and other income.

Marketing and Sales Expenses

Our marketing and sales expenses consist primarily of Amazon marketing fees, consultants and other marketing and sales expenses.

The following table discloses the breakdown of marketing and sales expenses for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2023	2022
Advertising	$754	$1,163
Wages, salaries and related expenses	79	35
Total	833	1,198

The decrease of $365, or 30.5% for the year ended December 31, 2023, as compared to the year ended December 31, 2022, is mainly attributable to the decrease in advertising expenses.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and related expenses, professional service fees for accounting, legal and bookkeeping, facilities, amortization of intellectual property assets and other general and administrative expenses. The decision how much to spend in advertising is the seller’s sole decision according to different parameters that may vary within a short terms.

The increase of $149, or 3.6%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022, is mainly attributable to decrease in professional services and consulting fees related to services provided in 2022 and were connected with the IPO. This decrease was offset by an increase in insurance cost in 2023, as 2022 insurance costs started only in August 25, 2022.

Revenue sharing payment which included in other expenses is higher in 2023 compare to 2022 due to increase in revenue in 2023 compare to 2023 as well as the revenue sharing in 2022 is referring to the H2 only.

The following table discloses the breakdown of our general and administrative expenses for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2023	2022
Payroll and related expenses	$989	$831
Subcontractors	78	39
Professional services and consulting fees	1,456	2,314
Rent and office maintenance	169	75
Amortization of intangible assets	739	570
Insurance	359	145
Other expenses	472	139
Total	4,262	4,113

Equity losses

Our equity losses for the year ended December 31, 2023, derive from investment in SciSparc U.S under the equity method. The amount includes $955 thousand impairment loss.

Other income

Our other income for the year ended December 31, 2023, derive mainly from SciSparc Consulting Agreement, pursuant to which we provide management services to SciSparc U.S. for the Wellution brand. In addition, we provide a variety of professional and business support services in accordance with transfer pricing work received in SciSparc U.S. The aforementioned services are provided in collaboration with SciSparc.

Operating loss

Our operating loss for the year ended December 31, 2023 was $5,089, compared to an operating loss of $4,512 for the year ended December 31, 2022, an increase of $577, or 12.79%. The increase in 2023 was due to factors mentioned above.

Financial income

Financial expense consists of mainly interest, bank fees, revaluation of derivatives and other transactional costs.

Our financial income, net was $523 for the year ended December 31, 2023, compared to net financial expenses of $2,305 for the year ended December 31, 2022, a decrease of $1,782, or 77.3%. The decrease was primarily attributable to decrease in revaluation of derivatives liabilities and revaluation of securities -fair value through profit or loss offset by Revaluation of securities -fair value through profit or loss.

The following table discloses the breakdown of our financial income for the periods set forth below:

	Year ended December 31
	2023	2022
	U.S. dollars in thousands
Finance income:
Change in fair value of derivative liabilities	(841)	(2,822)
Interest income	(4)	-
Total finance income	(845)	(2,822)
Finance expense:
Finance expenses in respect of third-party loan	-	83
Change in fair value of derivative liabilities	-	-
Amortization of loan discount	-	37
Exchange rate changes	91	156
Interest expense on loans from shareholders and related parties	-	203
Other finance expenses	10	38
Revaluation of securities -fair value through profit or loss	221	-
Total finance expenses	322	517
Finance income, net	(523)	(2,305)

Net loss

Our net loss for the year ended December 31, 2023, was $4,598, compared to net loss of $2,201 for the year ended December 31, 2022, an increase of $2,397, or 108.9%. The increase in 2023 was due to factors mentioned above.

B.	Liquidity and Capital Resources

Overview

Since our inception in March 2021 and since the earlier inception of our subsidiaries, we have financed our operations primarily through funds we received from loans and proceeds from sales on Amazon (after deducting FBA fees and advertising fees) and the issuance of our securities. As of December 31, 2023, and 2022, we had approximately $535 and $8,137, respectively, in cash and cash equivalents.

The table below presents our cash flow for the periods indicated:

	Year Ended December 31,
U.S. dollars in thousands	2023	2022
Net cash used in operating activities	$(2,668)	$(4,840)
Net cash used in investing activities	$(4,814)	$(41)
Net cash from (used in) financing activities	$(86)	$12,625
Net (decrease) increase in cash and cash equivalents	$(7,568)	$7,744

Our net cash used in operating activities was $2,668 for the year ended December 31, 2023, as compared to net cash from operating activities of $4,840 for the year ended December 31, 2022. Our net cash used in investing activities was $4,814 for the year ended December 31, 2023, as compared to net cash used in investment activities of $41 for the year ended December 31, 2022. Our net cash used in financing activities was $86 for the year ended December 31, 2023, as compared to net cash provided by investing activities of $12,625 for the year ended December 31, 2022.

The change in our liquidity for the year ended December 31, 2023, resulted from several factors, including:

Operating Activities

Our net cash used in operating activities consists primarily of net loss of $4,598 thousand, increase in inventory of $596 thousand, increase in trade receivables of $302 thousand, change in fair value of derivative liabilities of $841 thousand offset by depreciation and amortization of intangible assets of $738 thousand, loss from change in value of investment at fair value of $221 thousand, equity losses of $1,249 thousand, increase in accounts payable and other payables of $1,304 thousand and decrease in other receivables of $182 thousand.

Investing Activities

Our net cash used in investing activities consists primarily of purchase of SciSparc U.S in the amount of $3,091 thousand and purchase of Fort brand in the amount of $1,681 thousand.

Financing Activities

Our net cash used in financing activities consists of repayment of short-term loan in the amount of $86 thousand.

Financial Arrangements

On May 9, 2022 Smart Repair Pro entered into a loan agreement with Amazon, pursuant to which, Smart Repair Pro received from Amazon an aggregate amount of $153. The loan bares an interest at an annual rate of 9.99%. In order to secure the loan, Smart Repair Pro pledged its financial balances on its Amazon account and its inventories held in Amazon’s warehouses, in favor of Amazon. As of December 31, 2023, the remaining loan balance to Amazon was fully repaid.

January 2024 PIPE

On January 25, 2024, we entered into the January 2024 PIPE, in which we issued Ordinary Shares; Pre-Funded Warrants to purchase Ordinary Shares; Series A Warrants to purchase Ordinary Shares and Series B Warrants to purchase Ordinary Shares. The January 2024 PIPE closed on January 29, 2024. The Company’s aggregate gross proceeds from the January 2024 PIPE were approximately $7.275 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the January 2024 PIPE. See “Item 4.B. Recent Developments – January 2024 PIPE” above for further information.

The Pre-Funded Warrants were immediately exercisable at an exercise price of $0.00001 per Ordinary Share and do not expire until exercised in full. The Series A Warrants were immediately exercisable, have an exercise price of $2.69 per whole Ordinary Share (subject to certain anti-dilution and share combination event protections) and have a term of 5.5 years from the date of issuance. The Series B Warrants will be exercisable following the Reset Date (as defined below), have an exercise price of $0.00001 per Ordinary Share and have a term of 5.5 years from the date of issuance. The exercise price and number of Ordinary Shares issuable under the Series A Warrants are subject to adjustment and the number of Ordinary Shares issuable under the Series B Warrant will be determined following the reset date, or the Reset Date, which is the earliest to occur of: (i) the date on which a resale registration statement covering the resale of all registrable securities has been declared effective for 30 consecutive trading days, (ii) the date on which the selling shareholders may sell the registrable securities pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, for a period of 30 consecutive trading days, and (iii) twelve months and 30 days following the issuance date of the Series B Warrant, to be determined pursuant to the lowest daily average trading price of the Ordinary Shares during a period of 20 trading days, subject to a pricing floor of $0.68, or Pricing Floor. As our Ordinary Shares are currently trading at a price per share lower than the Pricing Floor, we expect that on the Reset Date: (i) the Series A Warrants will be exercisable into a total number of 13,373,177 Ordinary Shares, and (ii) the Series B Warrants will be exercisable into a total number of 7,904,181 Ordinary Shares. As of March 28, 2024, 320,000 Ordinary Shared have been issued following exercise of Pre-Funded Warrants and 2,580,036 Ordinary Shares have been issued following exercise of Series B Warrants.

Current Outlook

As of December 31, 2023, our cash and cash equivalents were $535 thousand. We expect that our existing cash and cash equivalents as of December 31, 2023, will be sufficient to fund our current operations for the next twelve months taking into consideration the proceeds raised from the January 2024 PIPE. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

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

None.

D.	Trend information

Effective January 1, 2022, we prepare our financial statements in accordance with U.S. GAAP. There are certain differences between U.S. GAAP and IFRS, including differences related to lease accounting and accounting treatment related to derivative liabilities.

Adverse macroeconomic conditions, including recent inflation, slower growth, changes to fiscal and monetary policy, higher interest rates, and currency fluctuations have impacted companies in Israel and around the world, and as the future market conditions and possible recession remain highly uncertain, we cannot predict severity of the possible recession and its effects on our customers and their spending habits. See also Item 3.D. “Risk Factors” – General economic factors may adversely affect our business, financial performance and results of operations”.

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

Derivative Liabilities

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

Intangible Assets Valuation

We review our intangible assets and equity investment for impairment when performance expectations, events, or changes in circumstances indicate that the asset's carrying value may not be recoverable.

For intangible assets, when impairment indicators exist, we evaluate the undiscounted future cash flows to the carrying value of the intangible asset group. If the evaluation indicates that the carrying amount of the assets may not be recoverable, any potential impairment is measured based upon the fair value of the related asset group as determined by an appropriate market appraisal or other valuation technique.

For an equity method investment, ASC 323 requires us to measure impairment that is determined to be other than temporary by comparing the carrying value of the investment with its fair value.

Based on the decline in SciSparc U.S revenues and operating losses during 2023, we used the work of a fair value expert, to determine that the fair value of the Company’s investment in SciSparc U.S was impaired. Accordingly, an impairment loss of $955 thousand was recorded for the year ended December 31, 2023, within equity losses in the consolidated statement of operations.

The fair value measurement of SciSparc U.S as of December 31, 2023, required significant judgements using Level 3 inputs, such as discounted projected future revenue projections, which are not observable from the market, directly or indirectly. There is uncertainty in the projected future revenues used in the Company’s impairment analysis, which requires the use of estimates and assumptions. Key assumptions in the impairment models included the discount rate and royalty rate.

Recent Accounting Pronouncements

Please see Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report for information regarding recent accounting pronouncements.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of December 31, 2023:

Name	Age	Position	Class
Viki Hakmon	47	Chief Executive Officer and Director	Class III(5)
Ronen Zalayet	55	Chief Financial Officer	N/A
Naor Bergman	33	Chief Operating Officer	N/A
Oz Adler	37	Chairman of the Board of Directors	Class III(5)
Eliyahu Yoresh	53	Director	Class II(6)
Liron Carmel	39	Director	Class II(6)
Tali Dinar	52	Director	Class I(7)
Moshe Revach(1)(2)(3)	47	Director	Class I(7)
Amitay Weiss	61	Director	Class I(7)
Tomer Etzyoni(1)(2)(3)(4)	43	External Director
Israel Berstein(1)(2)(3)(4)	52	External Director

(1)	Independent Director (as defined under Nasdaq listing rules)

(2)	Member of the Audit Committee

(3)	Member of the Compensation Committee

(4)	External Director (as defined under Israeli law)

(5)	Class III directors shall hold office until the annual general meeting to be held in 2025 and until their successors shall have been elected and qualified.

(6)	Class II directors shall hold office until the annual general meeting to be held in 2024 and until their successors shall have been elected and qualified.

(7)	Class I directors shall hold office until the annual general meeting to be held in 2026 and until their successors shall have been elected and qualified.

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

Oz Adler, Chairman of the Board of Directors

Mr. Adler, CPA, has served on our board of directors since September 2021. Mr. Adler currently serves as the chief executive officer and chief financial officer of SciSparc Ltd. Mr. Adler has served as SciSparc’s chief financial officer since April 2018 and as its chief executive officer since January 2022. Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting roles. From December 2020 to April 2021, Mr. Adler served as the chief financial officer of Medigus, from 2021 – 2022 served as a director of Elbit Imaging Ltd. (TASE: EMITF) Ltd. Mr. Adler also worked in the audit department of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global between December 2012 and August 2017. Additionally, Mr. Adler currently serves on the board of directors of numerous private and publicly traded companies, including: Clearmind Medicine Inc. (NASDAQ: CMND) (FSE:CWY), Rail Vision Ltd. (NASDAQ: RVSN). Mr. Adler is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel.

Eliyahu Yoresh, Director

Mr. Yoresh has served as one of our directors since September 2021. Mr. Yoresh has served as chairman of the board of directors of Medigus since February 2020 and as chief financial officer of Foresight Autonomous Holdings Ltd. (Nasdaq, TASE: FRSX) since March 2010. Mr. Yoresh has also served as a member of the board of directors of Gix Internet Ltd. (TASE: GIX) since November 2020, Elbit Imaging Ltd. (TASE: EMITF) since August 2021 and Viewbix Inc. (Nasdaq: VBIX) since September 2022. From August 2014 to February 2020, Mr. Yoresh served as a member of the board of directors of Nano Dimension Ltd. (Nasdaq: NNDM) and from August 2005 to July 2008 as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from. Mr. Yoresh is an Israeli Certified Public Accountant and holds a B.A. in business administration from the Business College, Israel and an M.A. in Law Study from Bar-Ilan University, Israel. We believe that Mr. Yoresh is qualified to serve as a member of our board of directors due to his financial background and expertise and experience in positions as officer and director of public companies.

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

Tali Dinar, Director

Mrs. Dinar has served as one of our directors since September 2021. Mrs. Dinar is a senior executive with a two-decade track record in public and private companies in a global environment. Mrs. Dinar has served as chief financial officer of Medigus (Nasdaq: MDGS) since June 2021. Mrs. Dinar also currently serves as a member of the board of directors of ParaZero Ltd. beginning February 13, 2022, as a director in Charging Robotics Ltd. since November 2021, a director in Fuel Doctor Holding Inc since April 4, 2023. Mrs. Dinar served as Chief Financial Officer of Novomic Ltd., a private company between January 2019 and January 2023. She has also served as a member of the board of directors of Micronet Ltd. (TASE: MCRNT) between July 2016 and February 2023. In addition, she has also served as a director of Canzon Israel Ltd. (TASE: CNZN) since August 2020 until March 2022. Between 2019 and 2020, Mrs. Dinar served as the Chief Financial Officer of TechCare Corp. (currently Citrine Global Corp.) (OTCQB: CTGL). Between 2009 and 2019, Mrs. Dinar worked at the MICT group and served in various positions, including as Chief Financial Officer of MICT Inc. (Nasdaq: MICT) and as Chief Financial Officer of MICT Telematics Ltd. Mrs. Dinar holds a B.A. in Accounting and Business Administration from The College of Management, Israel. We believe that Mrs. Dinar is qualified to serve as a member of our board of directors because of her diverse business, management and proven leadership skills in managing global finance, holding and industrial organizations.

Moshe Revach, Director

Mr. Revach has served as one of our directors since September 2021. Mr. Revach serves as member of the city council of Ramat Gan, Israel, and member of the finance committee of the city council of Ramat Gan, Israel, and previously served in various other municipality positions since 2008. Mr. Revach currently serves as a member of the board of directors of L.L.N IT solutions, a wholly-owned subsidiary of the Jewish Agency for Israel, a board member of Biomedico Hadarim Ltd., a board member of ParaZero Technologies Ltd (Nasdaq: PRZO) since 2022 and a board member of PLANTIFY FOODS, INC. since 2023. Mr. Revach previously served as a member of the board of directors of the RPG Economic Society and Jewish Experience Company on behalf of the Jewish Agency. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and a B.A. in management and economics from the University of Derby. We believe that Mr. Revach is qualified to serve as a member of our board of directors because of his diverse management and leadership experience.

Amitay Weiss, Director

Mr. Weiss has served as one of our directors since August 2022. Mr. Weiss has a vast experience serving on boards of directors and other high positions. He has served as chairman of the board of directors of Save Foods Inc. (Nasdaq: SVFD) since August 2020, chairman of the board of directors of Infimer Ltd. (Maintaince) (TASE: INFR-M) since July 2021 and chairman of the board of directors of Upsellon Brands Holdings Ltd. (previously Chiron Ltd.) (TASE: UPSL) since June 2019. He has also served as a member of the board of directors of Automax Motors Ltd. (TASE: AMX) since March 2021, Gix Internet Ltd. (previously Algomizer Ltd.) (TASE: GIX) since March 2019, Clearmind Medicine Inc. (previously Cyntar Ventures Inc.) (CSE: CMND) since August 2019, as an external director of Cofix Group Ltd. (TASE: CFCS) since August 2015 and as a member of the board of directors of SciSparc since August 2020. Mr. Weiss served as chief executive officer of SciSparc from August 2020 to January 2022. He also previously served as chairman of the board of directors of Value Capital One Ltd. (previously P.L.T Financial Services Ltd.) (TASE: VALU) from April 2016 to February 2021 and of Matomy Media Group Ltd. (LSE: MTMY, TASE: MTMY.TA) from May 2020 to March 2021. In April 2016, Mr. Weiss founded Amitay Weiss Management Ltd., an economic consulting company, and now serves as its chief executive officer. Mr. Weiss holds a B.A in economics from New England College, an M.B.A. in business administration and an LL.B. from Ono Academic College, Israel. We believe that Mr. Weiss is qualified to serve as a member of our board of directors because of his diverse business, management and leadership experience.

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

Israel Berenstein, External Director

Mr. Berenstein has served as one of our external directors since December 14, 2023. Mr. Berenstein has also serves as a director of Plantify Foods INC. (TSXV: PTFY –) since July 2023, Save Foods Inc. (Nasdaq: Safo –) since August 2020, and Upsellon Brands Holdings Ltd (TASE: UPSL) since May 2019. Since 2023, Mr. Berenstein has been a solo practitioner in his law firm. Previously, he worked at Ben Yakov, Shvimer, Dolev - Law Office from 2020-2022. Formerly, Mr. Berenstein served in the legal department of Sonol Israel Ltd. from April 2010 to December 2020. Before that, he worked as a commercial lawyer and litigator for a leading Israeli law firm from July 2000 to April 2010. Mr. Berenstein earned an LL.B. in Law and an M.A. in Political Science from Bar-Ilan University, Israel. Mr. Berenstein was admitted to the Israel Bar Association in 2000. We believe that Mr. Berenstein is qualified to serve as a member of our board of directors because of his diverse business, legal and management experience.

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

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. dollars, for the year ended December 31, 2023. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.69 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and senior management as a group, consisting of 12 persons for the year ended December 31, 2023(1)	$763	$35	$0

(1)	Includes Asaf Itzhaik who served as External Director until his resignation on December 14, 2023.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. In accordance with the Israeli Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2023.

Executive Officer	Salary and Related Benefits(1)	Bonus Payments, Benefits and Perquisites	Share-Based Compensation(2)	Total
Viki Hakmon	$249	$-	$-	$249

Ronen Zalayet	$113	$-	$-	$113

Naor Bergman	$119	$35	$-	$154

Oz Adler	$110	$-	-	$110

Each of the members of our board of directors is the 5th most highly paid office holder. For further information, see Item 6B above.

(1)	Represents the directors’ and senior management’s gross salary plus payment of mandatory social benefits made by the company on behalf of such persons. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)	Share-based compensation includes the cost of our non-cash share-based compensation in 2023.

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

Incentive Option Plan

Our 2022 Incentive Option Plan, or our 2022 Incentive Plan, was approved by our board of directors on January 19, 2022. The 2022 Incentive Plan provides for the grant of options to our directors, employees, officers, consultants and service providers who are our employees, officers, directors or consultants, as well as those of our affiliated companies. As of March 28, 2024, no Ordinary Shares had been issued under our 2022 Incentive Plan and the total number of Ordinary Shares reserved for the exercise of options granted under our 2022 Incentive Plan is 186,718.

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

Introduction

Our board of directors presently consists of nine members, including our two external directors appointed under the Companies Law. We believe that Tomer Etzyoni, Israel Berstein and Moshe Revach are “independent” for purposes of the Nasdaq listing rules and SEC rules and regulations. Our amended and restated articles of association provide that the number of board of directors’ members shall be no less than three and not more than twelve (including the external directors). Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except external directors, will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed by the holders of at least 70% of the total voting power of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association. Our amended and restated articles of association provide that the directors are classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, and designated as Class I, Class II and Class III. The initial Class I directors shall hold office until the first annual general meeting to be held in 2026 and until their successors shall have been elected and qualified. The initial Class II directors shall hold office until the annual general meeting to be held in 2024 and until their successors shall have been elected and qualified. The initial Class III directors shall hold office until the annual general meeting to be held in 2025 and until their successors shall have been elected and qualified. The Board may assign members of the Board already in office to such classes at the time such classification becomes effective. If the number of directors is changed, any newly created directors or decrease in directors must be apportioned by the board among the classes to make them equal in number.

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

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. On September 29, 2022, we convened a Special General Meeting of Shareholders in which the Company’s shareholders appointed Tomer Etzyoni and Asaf Itzhaik to serve as external directors on our board of directors for a three-year term. On December 14, 2023, Asaf Itzhaik resigned from the board of directors of the Company, effective immediately. Subsequently, Mr. Israel Yakov Berenstein was appointed to serve as an external director in accordance with the Companies Law and as a member of the compensation committee and the audit committee, effective immediately, following the approval by the shareholders of the Company at a Special General Meeting of Shareholders which was convened on that day.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” However, under regulations promulgated pursuant to the Companies Law, a company whose shares are listed for trading on specified exchanges outside of Israel, including Nasdaq, may elect not to appoint an external director with “financial and accounting expertise”, provided, that all of the Company’s external directors have at least “professional expertise”. Our board of directors has determined that Tomer Etzyoni and Israel Berstein each have professional expertise.

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

Audit Committee

Our audit committee is composed of Moshe Revach, Israel Berstein and Tomer Etzyoni. Israel Berstein is the chairman of the audit committee.

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

As noted above, the members of our audit committee include Israel Berstein and Tomer Etzyoni, who are external directors, and Moshe Revach, each of whom is “independent,” as such term is defined in under Nasdaq listing rules and Rule 10A-3 under the Exchange Act. All members of our audit committee meet the requirements for financial literacy under the Nasdaq listing rules. Our board of directors has determined that Moshe Revach is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq listing rules.

Compensation Committee

Our compensation committee is composed of Moshe Revach, Tomer Etzyoni and Israel Berstein. Israel Berstein is the chairman of the compensation committee.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires the approval of a special majority. See “Item 6.C.— Board Practices — Fiduciary Duties and Approval of Related Party Transactions under Israeli law” for additional information. Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company.

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

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	administering the Company’s clawback policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

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

Following the SEC approval of Nasdaq’s proposed clawback listing standards, under Rule 10D-1, or the Clawback Listing Rules, which directed companies to adopt and comply with a written clawback policy, to disclose and file the policy as an exhibit to its annual reports, we have adopted as of October 2, 2023, a clawback policy as contemplated pursuant to the Clawback Listing Rules, and have filed as Exhibit 97 to this Annual Report on Form 20-F.

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

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his power in the company and to act in good faith and in a customary manner in exercising his rights and performing his obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

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

As of March 28, 2024, we had ten full-time employees and two part time employees. None of our employees are members of a union or subject to the terms of a collective bargaining agreement.

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

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 28, 2024 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors, and executive officers; and

●	all of our directors, and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable pursuant to outstanding options or warrants to purchase Ordinary Shares that are exercisable, or securities that are convertible into Ordinary Shares, within 60 days after March 28, 2024, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 6,000,009 Ordinary Shares outstanding on March 28, 2024.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of 5% or more of our voting securities:
Medigus Ltd.(1)(2)	483,272	37.6%
Viki Hakmon*(3)	209,797	17.3%
Directors and named executive officers who are not 5% holders:
Liron Carmel	—	—
Eliyahu Yoresh	—	—
Tali Dinar	—	—
Moshe Revach	—	—
Ronen Zalayet	—	—
Naor Bergman	—	—
Oz Adler(4)	686	0.1%
Amitay Wiess	—	—
Tomer Etzyoni	—	—
Israel Berstein
All directors and executive officers as a group (11 persons)	210,483	17.3%

*	Indicates officer and/or director of the Company.

(1)	Includes Warrants to purchase up to 34,341 Ordinary Shares and Additional Warrants to purchase up to 34,341 Ordinary Shares that are exercisable within 60 days, at an exercise price of $14.14per Ordinary Share following the Exercise Price Adjustment (see “Description of Share Capital — Warrants” for additional information).

(2)	Based on Schedule 13D filed with the SEC on September 13, 2022 and information provided to the Company by Medigus. Medigus has sole voting and dispositive power over all Ordinary Shares shown to be beneficially owned by it. The mailing address of Medigus is Omer Industrial Park No. 7A, P.O. Box 3030, 8496500, Israel. Medigus is a publicly traded company. To the best of our knowledge, no person has sole voting and sole investment power with respect to the shares.

(3)	Based on Schedule 13D/A filed with the SEC on February 26, 2024. Viki Hakmon has sole voting and dispositive power over all Ordinary Shares shown to be beneficially owned by it. The mailing address of Viki Hakmon is 7 Mezada Street, Bnei Brak, Israel 5126112.

(4)	Includes Warrants to purchase up to 343 Ordinary Shares exercisable within 60 days, at an exercise price of $14.14 per Ordinary Share following the Exercise Price Adjustment (see “Description of Share Capital — Warrants” for additional information).

Significant Changes in Percentage Ownership by Major Shareholders

On May 10, 2021, pursuant to the SEA, Smart Repair Pro and Purex become wholly-owned subsidiaries of Jeffs’ Brands. Pursuant to the SEA, following the Contribution Transactions, Jeffs’ Brands held all of the outstanding shares of Smart Repair Pro and Purex, Medigus held 50.03% of our outstanding Ordinary Shares and Hakmon, our Chief Executive Officer, held the remaining 49.97% of our outstanding Ordinary Shares Hakmon’s affiliates, who were minority shareholders of Smart Repair Pro and Purex, transferred all their holdings in Smart Repair Pro and Purex to Hakmon pursuant to the Share Transfer Deed dated May 10, 2021, which was effective immediately prior to the Contribution Transactions.

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

On November 1, 2022, Viki Hakmon, our Chief Executive Officer, purchased 7,500 Ordinary Shares in an open market transaction, at a price per share of $1.28. Following that, Hakmon held approximately 17.65% of our issued and outstanding share capital.

All shareholders have been diluted due to the January 2024 PIPE. See “Item 5.A. Financial Arrangements – January 2024 PIPE,” for further information.

Record Holders

As of March 28, 2024, there were 42 registered shareholders of our Ordinary Shares. This number is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in our control at a subsequent date.

B.	Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2021, with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

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

Shareholders Agreements and Loans

In February 2021, Smart Repair Pro received loans at an amount of approximately $4,010,000 under the Medigus SPA.

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

As of August 30, 2022, Smart Repair Pro had outstanding loans to Medigus, Mr. Hakmon and Pure Capital of $4,010,000, $940,000 and $109,000, respectively. On May 3, 2022, we entered into the Assignment Agreement with Smart Repair Pro, Medigus, Mr. Hakmon and Pure Capital. In accordance with the Assignment Agreement, on August 30, 2022, the outstanding amounts due to Medigus, Mr. Hakmon and Pure Capital converted into 1,160,133 Ordinary Shares, 271,951 Ordinary Shares and 31,535 Ordinary Shares, respectively. Any accrued and unpaid interest due to each such party at that time was paid in cash. On July 25, 2023, we entered into an amendment to the Assignment Agreement, pursuant to which, among others, the outstanding debt between the Company and Smart Repair Pro was converted into and paid in capital of Smart Repair Pro.

On April 29, 2022 and August 24, 2022, Medigus advanced $80,000 and $70,000, respectively, to the Company for certain working capital matters, which the Company fully repaid on September 6, 2022.

For further description on the agreements and loans described above, see “Item 5.B. Liquidity and Capital Resources – Financial Agreements” above.

Consulting Agreement with Pure Capital

On October 26, 2022, we entered into a consulting agreement with Pure Capital, a company owned by a family member of Mr. Viki Hakmon, our Chief Executive Officer, pursuant to which Pure Capital provides us with consultancy services for a monthly fee of NIS 57,750 (approximately $16,042). In addition, we paid Pure Capital a one-time signing bonus in the amount of NIS 425,000 (approximately $118,055) for their services to us from the day of our inception until the closing of the IPO. In addition to the monthly payments, pursuant to the consultancy agreement, Pure Capital is also entitled to the following payments: (i) an amount equal to 7% of the gross proceeds paid to the Company in connection with any exercise of warrants, whether or not currently outstanding; and (ii) 8% of the total consideration paid in connection with any purchase of a new brand, businesses, or similar events initiated or assisted by Pure Capital and approved by the Chief Executive Officer and chairman of the board of directors based on agreement with Pure Capital. The consulting agreement is for an undefined period of time and may be terminated after three years from October 26, 2022 by either party upon a 30 days of advance notice. As of December 31, 2023, we paid $516,000 to Pure Capital pursuant to the agreement.

Agreement with Pure Logistics

In November 2022, we entered into an agreement with Pure NJ Logistics LLC, or Pure Logistics, a U.S. based storage and logistics center, intended to support our plans to sell our brands’ products directly to consumers and launch new e-commerce platforms. Pure Capital holds a majority of the equity interest in Pure Logistics. Mr. Eliyahu Yoresh, a director of the Company, is also a director of Pure Logistics. Naor Bergman, the Chief Operating Officer of the Company may be deemed to have a personal interest in the matter, due to a promise by Pure NJ Logistics LLC to grant him options upon an initial public offering of Pure Logistics for the year ended December 31, 2023, the total expenses related to Pure Logistics were $545,015 pursuant to the agreement.

Stock Purchase Agreement with SciSparc

On February 23, 2023, we and Jeffs’ Brands Holdings entered into the Wellution Agreement, as amended on March 22, 2023 by the Addendum, pursuant to which, among other things, on March 22, 2023, Jeffs’ Brands Holdings acquired from SciSparc 57 shares of common stock of SciSparc U.S., a wholly-owned subsidiary of SciSparc that owns and operates Wellution, representing approximately 49% of the issued and outstanding shares of common stock of SciSparc U.S. Pursuant to the Wellution Agreement, we also entered into on March 22, 2023, the SciSparc Consulting Agreement, pursuant to which we will provide management services to SciSparc U.S. for the Wellution brand. Mr. Oz Adler, the Chairman and a member of our board of directors is the chief executive officer and chief financial officer of SciSparc, Mr. Amitai Weiss, is the chairman of the board of directors of SciSparc, and is a member of our board of directors, and Mr. Moshe Revach is a member of our board of directors and SciSparc’s board of directors. See “Item 4.B. Recent Developments – Expansion into the Nutritional Supplements Market” above for further information.

January 2024 PIPE

 On January 25, 2024, we entered into the January 2024 PIPE pursuant to a securities purchase agreement, with certain institutional investors, providing for the issuance, in a private placement of our securities. As part of the January 2024 PIPE, Pure Capital, a company owned by a family member of Viki Hakmon our Chief Executive Officer, participated in the private placement as a purchaser. See “Item 4.B. Recent Developments –January 2024 PIPE” above, for further information.

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

The Companies Law imposes certain restrictions on our ability to declare and pay dividends. See “Divided and Liquidation Rights” in Exhibit 2.8 to this Annual Report for additional information.

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

Our Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “JFBR” and “JFBRW”, respectively, on August 26, 2022.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Item 9A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.8 to this Annual Report and is incorporated by reference into this Annual Report on Form 20-F.

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

The 2017 Amendment provides that a technology company satisfying certain conditions should qualify as a Preferred Technological Enterprise, or PTE, and thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone “A”. In addition, a PTE will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale received prior approval from the National Authority for Technological Innovation previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions (including a group turnover of at least NIS 10 billion) should qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise should enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million should be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate as specified in section 126 of the Tax Ordinance (23% in 2023), if generated by a company, or at a marginal tax rate according to section 121 of the Tax Ordinance but up to a rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation as specified in section 126 of the Tax Ordinance (23% in 2023) and a marginal tax rate (up to 47% for an individual in 2023) as specified in section 121 of the Tax Ordinance (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply.

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders. An Israeli resident will generally be subject to a capital gains tax as an individual on any real capital gain at the rate of 25%. However, where an individual shareholder claims a deduction for interest expenditures or he is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income,” as defined in section 2(1) of the Ordinance, are taxed at the marginal tax rates applicable to business income (up to 47% in 2023 excluding, excess tax, if applicable, as described below).

An Israeli resident corporation that derives capital gains from the sale of shares of an Israeli resident company will generally be subject to tax on the real capital gain generated on such sale at the corporate tax rate of 23%.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (provided that a certificate from the ITA allowing for a reduced withholding tax rate or a tax exemption is obtained in advance). With respect to a person who is a “substantial shareholder” (as detailed above) at the time of receiving the dividend or at any time during the preceding twelve months, the applicable tax rate is 30%. Dividends paid on publicly traded shares, like our Ordinary Shares, to non-Israeli residents, are generally subject to Israeli withholding tax at a rate of 25%, so long as the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder), unless a lower rate is provided under an applicable tax treaty (provided that a certificate from the ITA allowing for a reduced withholding tax rate is obtained in advance). However, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced withholding tax rate, a distribution of dividends to non-Israeli residents is generally subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise or PTE, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty and subject to the eligibility to the benefits under such treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Preferred Enterprise or PTE, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise or PTE are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 20% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. The aforementioned rates under the United States-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the U.S. resident in Israel. If the dividend is attributable partly to income derived from a Preferred Enterprise or PTE, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in the Code. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 698,280 for 2023 (which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gain.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, some of our cash and cash equivalents are held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of U.S. dollar/NIS exchange rates, which is discussed in detail in the following paragraph.

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

The annual rate of inflation in Israel was 3.0% in 2023 and 5.3% in 2022. The NIS revaluated against the U.S. dollar by approximately 3.1% in 2023 and 5.3% in 2022.

Impact of Supply Chain Disruptions

As a result of the attacks by the Houthi movement on marine vessels traversing the Red Sea, we have experienced delays in shipment of inventory to and from the United Kingdom and increases in the costs of vessels. However, as of the date of this Annual Report on Form 20-F, our business segment, products, lines of service, projects and operations are not materially adversely affected by supply chain disruptions in light of such attacks and we do not expect to be materially impacted by any supply chain disruptions in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

The information called for by this Item is set forth in Exhibit 2.8 to this Annual Report and is incorporated by reference into this Annual Report on Form 20-F.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In connection with the IPO (including a partial exercise of over-allotment option), the Company issued and sold 531,068 Ordinary Shares and Warrants to purchase up to 591,912 Ordinary Shares and received gross proceeds of approximately $15.5 million before deducting underwriting discounts and commissions and before offering expenses ($13.4 million net proceeds after deducting approximately $1.05 million of underwriting discounts and commissions and approximately $1.05 million after deducting other offering costs).

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. We have a program for the review of our internal control over financial reporting to ensure compliance with the requirements of the Exchange Act and Section 404 of the Sarbanes-Oxley Act. Our internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP;

●	provide reasonable assurance that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2023. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to an exemption for emerging growth companies under the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, we completed the process of documenting our internal control procedures to satisfy the requirements of Section 404(a) of the Sarbanes-Oxley Act, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. We have established formal policies, processes and practices related to our internal control over financial reporting and to identify key financial reporting risks, including an assessment of the potential impact and linkage of those risks to specific areas and activities within our organization.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pre-Approval of Auditors’ Compensation

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, or Brightman, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2023 and 2022.

The following table provides information regarding fees paid by us to Brightman, including audit services, for the years ended December 31, 2023 and 2022.

	Year Ended December 31,
	2023	2022
Audit fees (1)	$215	$150
Audit-related fees (2)	-	30
Tax fees (3)	15	15
Total	$230	$195

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements.

(2)	Includes comfort letters.

(3)	Includes US tax compliance for the year ended December 31, 2022 and Israeli tax compliance for the year ended December 31, 2023.

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

None.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING PLANS (10B5-1)

Not applicable.

ITEM 16K. CYBERSECURITY

We use a third-party sub-contractor to manage all Information Technology (IT) issues, including protection against, detection, and response to cyberattacks.

The measures that are taken to ensure proper protection include:

●	All computers are protected using a cloud-powered endpoint security solution that helps enterprises prevent, detect, investigate, and respond to advanced threats on their networks. It offers endpoint protection, endpoint detection and response, mobile threat defense, and integrated vulnerability management. It also provides, among other things, malware and spyware detection and remediation, rootkit detection and remediation and network vulnerability detection.

●	All Company computer hard drives are automatically encrypted.

●	All Company e-mails are protected by a cloud-based email filtering service designed to protect the Company against advanced threats related to email and collaboration tools.

●	Periodically, all users on the Company’s computer network are required to perform multi-factor authentication.

●	The Company uses a cloud-based identity and access management service that enables access to external resources.

●	Backup is performed using a secure, automatic cloud-based backup and restore service.

Additionally, we believe that our third-party vendors and service providers have their own respective cybersecurity protocols which our management believes to be adequate for protecting any of the Company’s data that might be in their possession from time to time; however, having such protocols is not necessarily a condition for us using or not using the services of any such vendors or providers.

Cybersecurity threats have not materially affected, and are not reasonably likely to affect, the Company, including its business strategy, results of operations or financial condition while we are strategically focused on pursuing FDA approval and have pre-commercial operations. The Company is not aware of any material security breach to date. Accordingly, the Company has not incurred any expenses over the last two years relating to information security breaches. The occurrence of cyber-incidents, or a deficiency in our cybersecurity or in those of any of our third-party service providers could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information and systems, or damage to our business relationships or reputation, all of which could negatively impact our business and results of operations. There can be no assurance that the Company’s third-party vendors’ and service providers’ cybersecurity risk management processes, including their policies, controls or procedures, will be fully implemented, complied with or effective in protecting the Company’s systems and information.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of annual report.

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Jeffs’ Brands Ltd (filed as Exhibit 3.1 to Form 6-K (File No. 001-41482) filed on August 31, 2022 and incorporated herein by reference).

2.1	Form of Warrant (filed as Exhibit 4.2 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

2.2	Form of Underwriter’s Warrant (filed as Exhibit 4.5 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

2.3	Form of Additional Warrant (filed as Exhibit 4.2 to Form F-1 (File No. 333-262835) filed on May 24, 2022 and incorporated herein by reference).

2.4	Form of Investor Warrant (filed as Exhibit 4.5 to Post Effective Amendment to Form F-1 (File No. 333-262835) filed on November 28, 2022 and incorporated herein by reference).

2.8*	Description of Securities.

4.1+	Form of Indemnification Agreement (filed as Exhibit 10.1 to Post Effective Amendment to Form F-1 (File No. 333-262835) filed on November 28, 2022 and incorporated herein by reference).

4.2	Form of Warrant Agent Agreement (filed as Exhibit 4.1 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.3+	Jeffs’ Brands Ltd 2022 Incentive Option Plan (filed as Exhibit 10.21 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.4#	Common Stock Purchase Agreement, dated October 8, 2020, by and between Smart Repair Pro, Purex Corp., the stockholders of Smart Repair Pro and Purex Corp., Viki Hakmon, and Medigus Ltd. (filed as Exhibit 10.2 to Form F-1 (File No. 333-262835) filed on February 18, 2022 and incorporated herein by reference).

4.5#	Amendment No. 1 to Common Stock Purchase Agreement, dated June 22, 2021, by and between Smart Repair Pro, Purex Corp., the stockholders of Smart Repair Pro and Purex Corp., Viki Hakmon, and Medigus Ltd. (filed as Exhibit 10.3 to Form F-1 (File No. 333-262835) filed on February 18, 2022 and incorporated herein by reference).

4.6	Stock Exchange and Plan of Restructuring Agreement, dated May 10, 2021, by and between Jeffs’ Brands Ltd, on one hand, and Viki Hakmon and Medigus Ltd., on the other hand. (filed as Exhibit 10.4 to Form F-1 (File No. 333-262835) filed on February 18, 2022 and incorporated herein by reference).

4.7	Purchase Agreement, dated February 2, 2021, by and between Smart Repair Pro and Beard Revive Inc. (filed as Exhibit 10.7 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.8	Loan Agreement, dated April 8, 2021, by and between Smart Repair Pro and Amazon.com (filed as Exhibit 10.8 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.9	Unsecured Loan Agreement, dated July 1, 2021, by and between Smart Repair Pro and Tamrid Ltd. (English Translation) (filed as Exhibit 10.9 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.10	First Amendment to Unsecured Loan Agreement, dated July 13, 2021, by and between Smart Repair Pro and Tamrid Ltd. (English Translation) (filed as Exhibit 10.10 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.11	Second Amendment to Unsecured Loan Agreement, dated November 23, 2021, by and between Smart Repair Pro and Tamrid Ltd. (English Translation) (filed as Exhibit 10.11 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.12	Loan Agreement, dated July 5, 2021, by and between Smart Repair Pro and M.R.M MERHAVIT Holdings and Management Ltd. (English Translation) (filed as Exhibit 10.12 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.13	First Amendment to Loan Agreement, dated July 13, 2021, by and between Smart Repair Pro and M.R.M Merhavit Holdings and Management Ltd. (English Translation) (filed as Exhibit 10.13 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.14	Second Amendment to Loan Agreement, dated November 23, 2021, by and between Smart Repair Pro and M.R.M Merhavit Holdings and Management Ltd. (English Translation) (filed as Exhibit 10.14 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.15	Form of Assignment and Assumption Agreement (filed as Exhibit 10.15 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.16+	Employment Agreement, dated April 1, 2021, by and between Jeffs’ Brands Ltd and Naor Bergman (filed as Exhibit 10.15 to Form F-1 (File No. 333-262835) filed on February 18, 2022 and incorporated herein by reference).

4.17+	Services Agreement, dated November 28, 2021, by and between Jeffs’ Brands Ltd and Viki Hakmon (filed as Exhibit 10.16 to Form F-1 (File No. 333-262835) filed on February 18, 2022 and incorporated herein by reference).

4.18+	Amendment to Services Agreement, dated May 4, 2022, by and between Jeffs’ Brands Ltd and Viki Hakmon (filed as Exhibit 10.20 to Form F-1 (File No. 333-262835) filed on May 5, 2022 and incorporated herein by reference).

4.19+	Services Agreement, dated October 24, 2022, by and between Jeffs’ Brands Ltd and D.S. Blue White Assets (2006) Ltd. (filed as Exhibit 10.20 to Post Effective Amendment to Form F-1 (File No. 333-262835) filed on November 28, 2022 and incorporated herein by reference).

4.20*+	Consulting Agreement, dated October 26, 2022, between Jeffs’ Brands Ltd and L.I.A. Pure Capital Ltd.

4.21	Warehouse Services Agreement, dated October 31, 2022, between Pure NY Logistics LLC and Smart Repair Pro. (filed as Exhibit 10.24 to Post Effective Amendment to Form F-1 (File No. 333-262835) filed on November 28, 2022 and incorporated herein by reference).

4.22+	Compensation Policy for Executive Officers (filed as Exhibit 10.25 to Post Effective Amendment to Form F-1 (File No. 333-262835) filed on November 28, 2022 and incorporated herein by reference).

4.23	Stock Purchase Agreement, dated February 23, 2023, by and between Jeffs’ Brands Ltd, Jeffs’ Brands Holdings Inc. and SciSparc Ltd. (filed as Exhibit 99.2 to Form 6-K (File No. 001-41482) filed on February 27, 2023 and incorporated herein by reference).

4.24	Addendum No. 1 to Share Purchase Agreement, dated March 22, 2023, by and between the Company, Jeffs’ Brands Holdings Inc. and SciSparc Ltd. (filed as Exhibit 10.2 to Form 6-K (File No. 001-41482) filed on March 31, 2023 and incorporated herein by reference).

4.25	Share Purchase Agreement, dated March 22, 2023, by and between Jeffs’ Brands Ltd, Jeffs’ Brands Holdings Inc., Craig Philip Davies and Sarah Jane Davies-Broadhurst (filed as Exhibit 2.1 to Form 6-K (File No. 001-41482) filed on March 7, 2023 and incorporated herein by reference).

4.26*	Side Letter to Share Purchase Agreement dated February 29, 2024, from Jeffs’ Brands Ltd. to Philip Davies and Sarah Jane Davies-Broadhurst

4.27+	Consulting Agreement, dated March 22, 2023, by and between Jeffs’ Brands Ltd and SciSparc Nutraceuticals Inc. (filed as Exhibit 10.3 to Form 6-K (File No. 001-41482) filed on March 31, 2023 and incorporated herein by reference).

4.28+	Consulting Agreement, dated March 9, 2023, by and between Jeffs’ Brands Ltd, Sarah Davies-Broadhurst and Craig Davies (filed as Exhibit 10.3 to Form 6-K (File No. 001-41482) filed on March 23, 2023 and incorporated herein by reference).

4.29	Form of Settlement Agreement, dated March 9, 2023, by and between Jeffs’ Brands Ltd, Fort Products Ltd. and the individual identified on the signature page thereto (filed as Exhibit 10.2 to Form 6-K (File No. 001-41482) filed on March 23, 2023 and incorporated herein by reference).

4.30	Form of Securities Purchase Agreement, (filed as Exhibit 10.1 to Form 6-K (File No. 001-41482) filed on January 29, 2024, and incorporated herein by reference)

4.31	Form of Registration Rights Agreement, (filed as Exhibit 10.2 to Form 6-K (File No. 001-41482) filed on January 29, 2024, and incorporated herein by reference)

4.32	Form of Series A Warrant, (filed as Exhibit 4.1 to Form 6-K (File No. 001-41482) filed on January 29, 2024, and incorporated herein by reference).

4.33	Form of Series B Warrant, (filed as Exhibit 4.2 to Form 6-K (File No. 001-41482) filed on January 29, 2024, and incorporated herein by reference).

4.34	Form of Pre-Funded Warrant, (filed as Exhibit 4.3 to Form 6-K (File No. 001-41482) filed on January 29, 2024, and incorporated herein by reference).

8.1*	List of Subsidiaries.

12.1*	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1%	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.

13.2%	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350.

15.1*	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm.

97*	Clawback Policy for Recovery of Erroneously Awarded Compensation

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Report of Independent Registered Public Accounting Firm; (ii) Consolidated Balance Sheets; (iii) Consolidated Statements of Operations; (iv) Consolidated Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity (Deficit); (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
%	Furnished herewith.
+	Compensatory arrangement.
#	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

JEFFS’ BRANDS LTD

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Jeffs’ Brands Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jeffs’ Brands Ltd and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

April 1, 2024

We have served as the Company’s auditor since 2021.

JEFFS’ BRANDS LTD

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

		December 31
	Note	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		535	8,137
Restricted deposit		17	-
Trade receivables		629	327
Other receivables	3	597	779
Inventory	4	2,386	1,791
Total current assets		4,164	11,034
NON-CURRENT ASSETS:

Property and equipment, net		59	41
Investment accounted for using the equity method	7	1,940	-
Investment at fair value		67	-
Intangible assets, net	5	5,714	4,452
Deferred taxes	12	168	110
Operating lease right-of-use assets	6	127	138
Total non-current assets		8,075	4,741
TOTAL ASSETS		12,239	15,775

LIABILITIES AND EQUITY
CURRENT LIABILITIES:

Trade payables		709	131
Other payables	8	1,533	391
Related party payables	17	66	32
Short-term loans	9	-	86
Total current liabilities		2,308	640
NON-CURRENT LIABILITIES:
Derivative liabilities	10	1,375	2,216
Operating lease liabilities	6	45	98
Total non-current liabilities		1,420	2,314
TOTAL LIABILITIES		3,728	2,954

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value per share – Authorized: 43,567,567 shares as of December 31, 2023, and December 31, 2022; Issued and outstanding: 1,215,512 shares as of December 31, 2023; 1,153,461 shares as of December 31, 2022(*)	13	-	-
Additional paid-in-capital		16,787	16,499
Accumulated deficit		(8,276)	(3,678)
TOTAL SHAREHOLDERS’ EQUITY		8,511	12,821
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		12,239	15,775

(*)	Share and per share data in these consolidated financial statements have been retroactively adjusted to reflect the reverse share split effected in November 2023. See Note 13.

The accompanying notes are an integral part of the consolidated financial statements

JEFFS’ BRANDS LTD

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

		Year ended December 31
		2023	2022	2021
Revenues		10,008	5,859	6,509
Cost of sales		9,032	5,060	4,560

Gross profit		976	799	1,949

Operating expenses:

Sales and marketing		833	1,198	1,314
General and administrative		4,262	4,113	1,480
Equity losses		1,249	-	-
Impairment loss of intangible asset		-	-	87
Other income	17	(279)	-	-

Operating loss		(5,089)	(4,512)	(932)

Financial (income) expenses, net	15	(523)	(2,305)	629

Loss before taxes		(4,566)	(2,207)	(1,561)

Tax (benefit) expense	12	32	(6)	(21)

Net loss		(4,598)	(2,201)	(1,540)

Basic and diluted net loss attributable to shareholders per ordinary share	16	(3.88)	(*)(3.32)	(*)(3.73)

Weighted-average ordinary shares used in computing net loss per share, basic and diluted		1,184,484	(*)663,411	(*)413,192

(*)	Share and per share data in these consolidated financial statements have been retroactively adjusted to reflect the reverse share split effected in November 2023. See Note 13.

The accompanying notes are an integral part of the consolidated financial statements

JEFFS’ BRANDS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands, except share and per share data)

	Ordinary Shares		Additional	Retained earnings (Accumulated
	Number (*)	Amount	paid-in-capital	deficit)	Total

BALANCE AT DECEMBER 31, 2020	413,304	-	287	63	350
Loss for the year	-	-	-	(1,540)	(1,540)
Share-based compensation to service provider	-	-	75	-	75
Issuance of ordinary shares	-	-	1,250	-	1,250
Share-based compensation	-	-	60	-	60
Transactions with shareholders	-	-	1,058	-	1,058
BALANCE AT DECEMBER 31, 2021	413,304	-	2,730	(1,477)	1,253
Loss for the year	-	-	-	(2,201)	(2,201)
Debt extinguishment of shareholders’ loans (Note 11)	-	-	769	-	769
Issuance of ordinary shares upon initial public offering, net of issuance costs (Note 13)	557,774	-	6,194	-	6,194
Issuance of warrants to third party upon initial public offering (Note 13)	-	-	26	-	26
Conversion of shareholder loans (Note 11)	209,089	-	3,461	-	3,461
Reclassification of derivative warrant liabilities to equity (Note 10)	-	-	3,319	-	3,319
BALANCE AT DECEMBER 31, 2022	1,153,461	-	16,499	(3,678)	12,821

Loss for the year	-	-	-	(4,598)	(4,598)
Issuance of ordinary shares to SciSparc Ltd. (Note 7)	35,345	-	288	-	288

BALANCE AT DECEMBER 31, 2023	1,215,512	-	16,787	(8,276)	8,511

(*)	Share and per share data in these consolidated financial statements have been retroactively adjusted to reflect the reverse share split effected in November 2023. See Note 13.

The accompanying notes are an integral part of the consolidated financial statements.

JEFFS’ BRANDS LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31
	2023	2022	2021
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss	(4,598)	(2,201)	(1,540)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	-	-	60
Exchange differences on cash and cash equivalents	34	-	-
Depreciation and amortization of intangible assets	738	570	524
Impairment of intangible asset	-	-	87
Accrued interest and amortization of discount on third party, related party and shareholders’ loans	-	298	546
Gain from debt extinguishment	-	-	(14)
Loss from change in value of investment at fair value	221	-	-
Equity losses	1,249	-	-
Changes in fair value of derivative liabilities	(841)	(2,822)	75
Interest expense on short-term loan	(1)	(25)	-
Changes in deferred taxes, net	(58)	(15)	(115)
Issuance costs on derivative liabilities	-	1,416	-

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	(302)	39	(282)
Decrease in related party balance	-	-	40
Decrease (increase) in other receivables	182	(743)	(290)
Increase in inventory	(596)	(564)	(449)
Increase (decrease) in related party liabilities	-	(213)	241
Increase (decrease) in accounts payable and other payables	1,304	(579)	254
Decrease in operating lease right-of-use assets	67	14	-
Decrease in operating lease liabilities	(67)	(15)	-
Net cash used in operating activities	(2,668)	(4,840)	(863)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(25)	(41)	(2)
Restricted deposit	(17)	-	-
Purchase of investment accounted for using the equity method (see note 7)	(3,091)	-	-
Purchase of intangible assets (see note 5)	(1,681)	-	(4,728)
Net cash used in investing activities	(4,814)	(41)	(4,730)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Short-term loans received	-	752	981
Short-term loans repaid	(86)	(1,518)	(134)
Proceeds from initial public offering, net of issuance costs	-	13,391	-
Loans received from shareholders	-	-	4,800
Loans repaid to shareholders	-	-	(100)
Loans repaid to related parties	-	-	(1,102)
Issuance of ordinary shares	-	-	1,250
Net cash from (used in) financing activities	(86)	12,625	5,695

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,568)	7,744	102

LOSSES FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(34)	-	-

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	8,137	393	291

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	535	8,137	393

JEFFS’ BRANDS LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Supplemental disclosure of cash flow information:
Taxes paid	28	73	116
Interest paid	2	477	4
Supplemental disclosure of noncash investing and financing activities:
Deferred offering costs included in other payables	-	-	86
Share-based compensation included in deferred offering costs	-	-	75
Issuance of ordinary shares upon conversion of shareholders’ loans	-	2,839	-
Issuance of 35,345 ordinary shares to SciSparc Ltd. in consideration for 13,858 ordinary shares (see note 7.b)	288	-	-
Consideration payable to sellers of Fort Products Ltd. included in other payables	332	-	-
Consideration payable to seller of SciSparc Nutraceuticals Inc. shares included in other payables	98	-	-
Substantial modification of shareholders’ loans recorded in equity	-	982
Right of use assets obtained in exchange for lease liabilities	57	152	-

The accompanying notes are an integral part of the consolidated financial statements.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — GENERAL INFORMATION

a.	General

Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) was incorporated in Israel on March 7, 2021. As of the date of issuance of these financial statements the Company has five wholly owned subsidiaries — Smart Repair Pro (“Smart Pro”), Top Rank Ltd. (“Top Rank”), Jeffs’ Brands Holdings Inc. (“Jeffs’ Brands Holdings”), Fort Products Ltd. (“Fort”) and Fort Products LLC (“Fort US”) (the “Subsidiaries”). The Company and the Subsidiaries (“Group”) are engaged in the acquisition, improvement and operation of virtual stores (the “Brands”) mainly on the Amazon.com (“Amazon”) website.

References to the Company hereinafter, unless the context otherwise provides, include Jeffs’ Brands and the Subsidiaries on a consolidated basis.

Smart Pro, a private corporation founded in the State of California, was established on December 20, 2017, and commenced its operations in June 2019. As of December 31, 2023, Smart Pro operated four brands on the Amazon website.

In April 2021, Top Rank, an Israeli company, was established as a wholly owned subsidiary of Jeffs’ Brands.

On February 23, 2023, Jeffs’ Brands Holdings Inc., was established and registered in Delaware as a wholly owned subsidiary of Jeffs’ Brands.

On March 9, 2023, the Company purchased all of the issued and outstanding share capital of Fort, a company incorporated under the laws of England and Wales. For additional information see note 5.

On April 23, 2023, Fort US, was incorporated and registered under the laws of the State of Delaware as a wholly owned subsidiary of Jeffs’ Brands Holdings.

On February 23, 2023, the Company purchased approximately 49% of the issued and outstanding shares of common stock of SciSparc Nutraceuticals Inc. (“SciSparc U.S”). For additional information see note 7.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — GENERAL INFORMATION (cont.)

b.	Initial public offering

On August 30, 2022, the Company completed its initial public offering (“IPO”), for additional information see note 13.

c.	Concentration risk

The Group’s activities are mainly conducted through Amazon’s commercial platform. Any material change, whether temporary or permanent, including changes in Amazon’s terms of use and/or its policies, may affect sales performance, and may have a material effect on the Group’s financial position and the results of its operations.

In addition, the Group is engaged with a small number of suppliers as part of the production process of its brands. Any material changes in the supply process, whether temporary or permanent, may affect sales performance, and may have a material effect on the Group’s financial position and the results of its operations.

e.	Liquidity

During the year ended December 31, 2023, the Group incurred a net loss of 4,598 thousand and cash flows used in operating activities were $ 2,668 thousand. As of December 31, 2023, the Group had an accumulated deficit of approximately $8,276 thousand.

The Group has funded its operations to date through the sale of its products, through equity financings, loans from shareholders and other third parties, and sale of its Ordinary Shares and warrants. The Company intends to continue to finance its operating activities through the sale of products via its Brands and through raising additional capital, as needed.

On January 29, 2024, the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement with certain institutional investors for aggregate gross proceeds of approximately $7.275 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement.

Management believes that expected cash flows are sufficient to support the Group’s current operations for more than 12 months from the issuance date of these consolidated financial statements.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements

The Group’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

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

The Group's transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-U.S. dollar transactions and balances have been remeasured to U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-U.S. dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

d.	Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the purchase date and to be cash equivalents.

e.	Accounts receivable

Accounts receivables are stated at realizable value, net of an allowance for credit losses. The Group evaluates its outstanding accounts receivable and establishes an allowance for credit losses based on information available on their credit condition, current aging, historical experience and future economic and market conditions. These allowances are reevaluated and adjusted periodically as additional information is available. Payments are made by customers immediately at the point of sale, therefore, no provision for credit losses has been recorded as of December 31, 2023 and 2022.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

f.	Inventories

Inventories are stated at the lower of cost or market based on net realizable value. Inventories are adjusted for estimated excess and obsolescence and written down to net realizable value based upon estimates of future demand, technology developments, and market conditions. Cost is determined in accordance with first-in, first-out Method (“FIFO”). The cost of inventory includes all costs of purchase, and other costs incurred in bringing the inventories to their present location and condition including shipment and freight costs.

g.	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Repairs and maintenance are charged to the statement of operations during the period in which they are incurred.

The assets are depreciated using the straight-line method to allocate their cost over their estimated useful lives, as follows:

%
Computers equipment	33
Office Equipment/Furniture	5-7
Plant & Machinery	5
Leasehold improvements	Shorter of remaining lease term or estimated useful life

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

h.	Leases

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

Operating lease expense is recognized on a straight-line basis over the lease term.

i.	Asset acquisition

The Group accounts for a transaction as an asset acquisition when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, or otherwise does not meet the definition of a business. Asset acquisition-related costs are capitalized as part of the asset or assets acquired.

j.	Intangible assets

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

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

k.	Impairment of long-lived assets

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

l.	Loans from shareholders and related parties:

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

m.	Income taxes

The Group accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances in respect of deferred tax assets are provided for, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized. As of December 31, 2023 and 2022 a partial valuation allowance was recorded on the Group’s deferred tax assets.

The Group implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. As of December 31, 2023 and 2022, no liability for unrecognized tax positions were recognized.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

n.	Revenue recognition

The Group accounts for revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”). The Company derives its revenue from the sale of consumer products mainly through its online Amazon stores.

The Company considers customer order confirmations to be a contract with the customer. Customer confirmations are executed at the time an order is placed through third-party online channels.

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied), which typically occurs at the shipment date. A performance obligation is a promise in a contract to transfer a distinct good to the customer and is the unit of account in ASC Topic 606. A contract’s transaction price is recognized as revenue when the performance obligation is satisfied. Each of the Company’s contracts have a single distinct performance obligation, which is the promise to transfer individual goods.

Under the Group’s standard contract terms, customers have a right of return within 45 days. For contracts with rights of return, the Group recognizes revenue based on the amount of the consideration which the Group expects to receive for products which are not expected to be returned and recognizes a refund liability for the amount not expected to be received. At the end of each reporting period, the Group updates its estimates of expected product returns and adjusts the refund liabilities with a corresponding adjustment in revenues. The Group recorded an allowance for returns in the amounts of $21 thousand and $70 thousand as of December 31, 2023, and 2022, respectively. The allowance for returns is recorded as (increase) decrease in revenues, respectively against other payables.

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

Sales taxes collected from customers are presented on a net basis and as such are excluded from net revenue.

o.	Cost of sales

In accordance with Amazon’s terms of use, the Group is obligated to pay to Amazon incremental costs, such as sales fulfillment commissions which are contingent on making binding sales. Sales commissions would not have been incurred if the contract had not been obtained.

Cost of sales primarily consists of cost of goods sold, expenses related to Amazon’s commissions, storage costs and freight.

p.	Advertising expenses

The Group expenses advertising costs as incurred. Advertising expenses, included within sales and marketing expenses, were $719 thousand, $1,163 thousand, and $1,211 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

q.	Employee benefits

Groups employees are employed by the company and by Fort and subject to the local labor laws.

The Company’s employees

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

Fort employees

England labor laws generally requires an employer to make contributions to National Employment Savings Trust on behalf of its employees. Since April 2019, the minimum employer contribution is required to be 3% of an employee's salary. These payments relieve a company from future obligations with respect to its employees. The aforementioned contributions are not recorded as an asset on the Group's balance sheet and there is no liability recorded as the Group does not have a future obligation to make any additional payments.

r.	Fair value measurement

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

The Group’s financial asset in respect of the investment in SciSparc Ltd. (“SciSparc”) as of December 31, 2023 is classified within Level 1 of the fair value hierarchy, because the ordinary shares have quoted prices as they are traded on the Nasdaq Stock Market LLC.

s.	Warrants

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

t.	Legal and other contingencies

The Group accounts for its contingent liabilities in accordance with ASC 450, “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, the Group reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Group accrues a liability for the estimated loss. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of December 31, 2023, and 2022, the Group is not a party to any litigation that could have a material adverse effect on the Group’s business, financial position, results of operations or cash flows.

u.	Basic and diluted net loss per share.

The Group calculates basic net profit (loss) per share by dividing the net profit (loss) by the weighted-average number of Ordinary Shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive Ordinary Share equivalents outstanding for the period. All outstanding share options and warrants for the years ended December 31, 2023 and 2022 have been excluded from the calculation of the diluted net loss per share since all such securities were anti-dilutive.

v.	Investment in affiliates

The investment in affiliated company is accounted for by the equity method under ASC Subtopic 323-10, “Investments - Equity Method and Joint Ventures”. The Company uses the equity method when it has the ability to exercise significant influence over operating and financial policies of an entity but does not have control of the entity. Under the equity method of accounting, an investment is initially recorded on the balance sheet at cost, representing the Company’s proportionate share of fair value. The investment is subsequently adjusted to reflect the Company’s proportionate share of net earnings or losses recognized, distributions received, contributions made and certain other adjustments, as appropriate. The Company does not record losses of the equity method investee in excess of its investment balance unless the Company is liable for obligations of the equity method investee or is otherwise committed to provide financial support to the equity method investee. As of December 31, 2023 the Company held investments in SciSparc U.S.

The Company evaluates its equity method investments for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Company when determining whether an investment has been other-than-temporarily-impaired, include, but are not limited to, the length of the time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the investee, and the Company's intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Company recorded an impairment loss of $955 for the year ended December 31, 2023 on its investment in SciSparc U.S.

w.	Recently Issued Accounting Pronouncements

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendment also includes other changes to improve the effectiveness of income tax disclosures, including further disaggregation of income taxes paid for individually significant jurisdictions. This ASU is effective for annual periods beginning after December 15, 2024. Adoption of this ASU should be applied on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The ASU also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. The ASU is effective for the Company’s Annual Report on Form 20F for the fiscal year ended December 31, 2024, and subsequent interim periods, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — OTHER RECEIVABLES

	December 31,
	2023	2022
	U.S. dollars in thousands
Advances to suppliers	559	641	(*)
Government institutions	38	130
Other receivables	-	8
	597	779

(*)	As of December 31, 2022 Includes $228 thousand to Pure Logistics. See Note 17 for additional information.

NOTE 4 — INVENTORY

	December 31,
	2023	2022
	U.S. dollars in thousands
Goods in transit	219	8
Finished goods	2,167	1,783
	2,386	1,791

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INTANGIBLE ASSETS

Total intangible assets consisted of the following as of December 31, 2023 and 2022:

	December 31, 2023
	Gross Amount	Accumulated Amortization	Net Balance
	U.S. dollars in thousands
Brands	7,774	(2,060)	5,714

	December 31, 2022
	Gross Amount	Accumulated Amortization	Net Balance
	U.S. dollars in thousands
Brands	5,783	(1,331)	4,452

Amortization expense was $730 thousand, $570 thousand, and $524 thousand, for the years ended December 31, 2023, 2022, and 2021, respectively. Estimated annual amortization expense for each of the next five years is expected to be $769 thousand.

On March 2, 2023, the Company entered into a share purchase agreement (the “Fort SPA”), with the holders (the “Sellers”), of all of the issued and outstanding share capital of Fort, a company incorporated under the laws of England and Wales and engaged in the sale of pest control products primarily through Amazon.uk, pursuant to which on March 9, 2023, the Company acquired all of the issued and outstanding share capital of Fort, for approximately £2 million (approximately $2.4 million) (the “Fort Acquisition”). As of December 31, 2023, the Company had an outstanding liability to the sellers of $332 included in other payables in the consolidated balance sheet.

On February 29, 2024, the Company extended a side letter to the Fort SPA to the Fort Sellers, pursuant to which the Company agreed to increase certain adjustment amount payments to the Fort Sellers by approximately £100 thousand (approximately $128 thousand). these adjustments were included in the outstanding liability as of December 31, 2023.

On March 9, 2023, the Company recognized the amount of $1,991 thousand paid in connection with the Fort Acquisition amortized over a period of 10 years.

As part of the Fort SPA, the employment of these employees was terminated within three months, with all termination costs to be borne by the Sellers.

Also, in connection with the closing of the Fort Acquisition, on March 9, 2023, Fort and the Sellers entered into a consulting agreement, pursuant to which the Sellers will provide the Company with consultancy services for a period of six months following the closing, at a monthly fee of £2.5 thousand (approximately $3 thousand). On September 20, 2023, the Company and the Sellers entered into a new consulting agreement for an indefinite period at a monthly fee of £3.5 thousand (approximately $4.5 thousand) effective as of June 1, 2023 (the “Fort Consulting Agreement”).

The Company did not obtain any substantive processes, assembled workforce, or employees capable of producing outputs in connection with the acquisition. Therefore, the transaction was accounted for as an asset acquisition, as the acquired assets did not meet the definition of a business as defined by ASC 805, Business Combinations.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — LEASES:

The Company leases office space and a warehouse with a remaining useful life of less than 3 years.

As of December 31, 2023, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $138 thousand and $127 thousand, respectively.

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of December 31, 2023, the Company’s operating leases had a weighted average remaining lease term of 3 years and a weighted average borrowing rate of approximately 10%.

Future lease payments under operating leases as of December 31, 2023, were as follows:

2024	$95
2025	$43
Total future operating lease payments	$138
Less: imputed interest	$(11)
Present value of lease liability	$127

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — INVESTMENT IN AFFILIATE

a.	On February 23, 2023, the Company and Jeffs’ Brands Holdings entered into a stock purchase agreement (as amended on March 22, 2023, the “Wellution Agreement”), with SciSparc, a related party of the Company (see note 17), pursuant to which, on March 22, 2023, Jeffs’ Brands Holdings acquired from SciSparc 57 shares of common stock of SciSparc U.S, a wholly-owned subsidiary of SciSparc that owns and operates Wellution, an Amazon food supplements and cosmetics brand, representing approximately 49% of the issued and outstanding common stock of SciSparc U.S, for approximately $3.0 million in cash. The Company reviewed the transaction and deemed it to be the purchase of assets for accounting purposes under ASC Subtopic 805 “Business Combinations” (“ASC 805”), and not as a business combination. The Company reviewed the guidance under ASC 805 for the transaction and determined that the fair value of the gross assets acquired was concentrated in a single identifiable asset, a brand. As of December 31, 2023 the outstanding amount due to SciSparc in connection with the closing of the Wellution Agreement was $98 thousand connection. this amount was paid on January, 31 2024. See also note 17.

In connection with the closing of the Wellution Agreement, on March 22, 2023, the Company entered into a consulting agreement with SciSparc U.S (the “SciSparc Consulting Agreement”), pursuant to which the Company will provide management services to SciSparc U.Sfor the Wellution brand for a monthly fee of $20 thousand. Additionally, the Company received a one-time signing bonus in the amount of $51 thousand. The SciSparc Consulting Agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice. In November 2023 the Company and SciSparc agreed to reduce the monthly fee to $10 thousand. In addition, The Company provides a variety of professional and business support services in accordance with transfer pricing work received in SciSparc U.S. The aforementioned services are provided in collaboration with SciSparc. The outstanding payable to SciSparc and SciSparc U.Sas of December 31, 2023, was $15 thousand and $8 thousand, accordingly. See also note 17.

Jeffs' Brands Holdings owns 49% of the voting rights in SciSparc U.Sand has the right to appoint two out of five directors. Management has determined that it has significant influence over SciSparc U.S and accordingly accounts for its investment under the equity method.

The Company did not obtain any substantive processes, assembled workforce, or employees capable of producing outputs in connection with the acquisition. Therefore, the transaction was accounted for as an asset acquisition, as the acquired assets did not meet the definition of a business as defined by ASC 805, Business Combinations

Management assesses whether impairment indicators are present that may indicate an other than temporary impairment ("OTTI") exists. Management determined that the decrease in revenues and operating losses of SciSparc U.S were indicative of an OTTI impairment as of December 31 2023. Accordingly, management's fair valuation expert performed an impairment test of the equity investment and determined that the carrying value exceed the discounted cash flows. As a result, an impairment loss of $955 thousand was recorded within equity losses in the statement of operations for the year ended December 31, 2023.

The activity in the investment in SciSparc U.S account was as follows:

February 23, 2023 – December 31, 2023
USD in thousands
Balance as of January 1, 2023	-
Purchase on February 23, 2023	3,189
Equity losses	(1,249)
Balance as of December 31, 2023	1,940

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — INVESTMENT IN AFFILIATE (cont.)

Summarized financial information:

Summarized balance sheet of SciSparc U.S:

December 31, 2023
USD in thousands
Current assets	924
Long-term assets	3,189
Current liabilities	(154)
Equity	3,959

Summarized statement of statement of operation of SciSparc U.S:

February 22, 2023 – December 31, 2023
USD in thousands
Revenues	(2,137)
Cost of sales	1,409
Impairment of intangible asset	1,042
General and administrative	748
Sales and marketing	468
Taxes on income	22
Net loss	1,552

b.	Pursuant to the Wellution Agreement, in connection with the closing of the Wellution Agreement, on March 22, 2023, the Company issued 35,345 ordinary shares, no par value per share (“Ordinary Shares”) to SciSparc and SciSparc issued 13,858 of its ordinary shares to the Company in a share exchange, (collectively, the “Exchange Shares”), representing approximately 2.97% and 4.99%, respectively, of the Company’s and SciSparc’s issued and outstanding ordinary shares. The number of Exchange Shares acquired by each company was calculated by dividing $288 thousand by the average closing price of the relevant company’s shares on the Nasdaq Capital Market for the 30 consecutive trading days ending on the third trading day immediately prior to the closing.

The investment in SciSparc was accounted for as financial asset through profit and loss.

The activity in the investment in SciSparc’s shares was as follows:

March 23, 2023 – December 31, 2023
USD in thousands
Balance as of January 1, 2023	-
Value of shares obtained in connection with share exchange on March 23, 2023	288
Change in fair value	(221)
Balance as of December 31, 2023	67

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — OTHER PAYABLES

	December 31,
	2023	2022
	U.S. dollars in thousands
Government institutions	428	36
Employees and related benefits	85	49
Operating lease liabilities	82	40
Liability to sellers	(*)430	-
Revenue sharing payment payable	140	40
Accrued expenses and other payables	368	226

	1,533	391

(*)	Includes $98 thousand to SciSparc as of December 31, 2023. See Note 17 for additional information.

NOTE 9 — SHORT-TERM LOANS

a.	On May 9, 2022, Smart Pro entered into a loan agreement with Amazon. Pursuant to the loan agreement, Smart Pro received an aggregate amount of $152 thousand from Amazon. The loan matures within 12 months and bears annual interest at a rate of 9.99% per year. In order to secure the loan, Smart Pro pledged its financial balances on its account on Amazon and its inventories held in Amazon’s warehouses, in favor of Amazon. The loan was fully repaid on February 27, 2023.

b.

In July 2021, Smart Pro entered into a loan agreement with two third parties (“lenders”). The loans bore annual interest rate of 10% and were payable in January 2022. Smart Pro was entitled to extend the loans by an additional sixty days, with additional interest of 1% per month. In addition, pursuant to the loan agreement, in the event of an IPO of the Company, the lenders would be entitled to Ordinary Shares of the Company at an aggregate value of $250 thousand with a conversion price at the IPO price. In July 2021, the loan principal of $750 thousand was received. The proceeds from the lenders were first allocated to the liability (see note 9.a) to issue a variable number of shares based on its fair value at the date of issuance in an amount of $62 thousand, with a corresponding discount recorded on the third-party loan. The derivate liability was revalued at each period-end and amounted to $137 thousand as of December 31, 2021.

On November 23, 2021, the loan agreement was amended to extend the maturity date of the loans to the earlier of (i) March 31, 2023, or (ii) the closing of an IPO of the Company. Based on management’s assessment, the amendment resulted in a substantial modification to the loan in accordance with ASC 470-50. As a result of the debt extinguishment, the Group recorded, a gain in the amount of $14 thousand within finance expenses, net for the year ended December 31, 2021 as the difference between the net carrying value of the original loans and the fair value of the loan bearing the modified terms.

Following the IPO in 2022, the Group repaid the third-party loan. Furthermore, Effective as of August 30, 2022, the closing date of the IPO, and pursuant to the loan agreement (the “Issuance Date”), the Company issued 60,096 warrants to the lenders (“lenders warrants”) to purchase up to 8,586 Ordinary Shares, exercisable at an exercise price of $28.28 per share, exercisable for three years following the IPO. The warrants have cashless exercise mechanism.

On the issuance date of the lenders warrants, all conditions for equity classification under U.S. GAAP were met, and as such, the fair value of the warrants as of the issuance date were reclassified to equity.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — SHORT-TERM LOANS (cont.)

c.	On February 22, 2022, the Company entered into a loan agreement with Bank Leumi Le-Israel (“Bank Leumi”) to provide for a line of credit in an aggregate amount of up to $1,000 thousand, which the Company may draw in two tranches at its request, but in no event after July 21, 2022. Pursuant to the loan agreement, amounts drawn bear interest at a rate of Secured Overnight Financing Rate (“SOFR”) plus 3.25% annually. On March 3, 2022, the Company drew $400 thousand under the line of credit. On June 2, 2022, the Company drew another $200 thousand million under the line of credit. Following an agreement with Bank Leumi, the loan was extended until October 31, 2022. All amounts outstanding under the line of credit were fully repaid on September 6, 2022.

NOTE 10 — DERIVATIVE LIABILITIES

In connection with the IPO the Company issued 3,717,473 warrants to purchase up to 531,068 Ordinary Shares (“IPO Warrants”). Given their contractual terms, from the issuance date and up until the 90th day immediately following issuance, the IPO Warrants did not meet the U.S. GAAP definition for equity classification. As such, they were classified as a liability up until November 28, 2022. Upon issuance, the IPO Warrants (which included the right to issue Additional Warrants) were accounted for as derivative instrument which was classified as a liability and measured at fair value through profit or loss. The fair value was approximately $8.2 million.

On November 28, 2022, following the adjustment to the exercise price and issuance of 2,824,525 Additional Warrants to purchase up to 403,504 Ordinary Shares, the Company determined that all conditions for equity classification under U.S. GAAP were met for the IPO Warrants, and as such, the fair value of the IPO warrants as of November 28, 2022, at the amount of $3,319 thousand, was recorded as a component of Company’s shareholder’s equity. The term of the Additional Warrants is five (5) years from the issuance date and exercisable for up to 403,504 ordinary shares at exercise price of $14.14 per share. Each Additional Warrant holder receives semi-annual payments equal to approximately 2.3% of the Company’s gross revenues, calculated for the first and second six-month fiscal periods, shared pro rata among qualified holders (“Revenue Sharing Payment”). The Revenue Sharing Payment related to 2023 and 2022 was $269 thousand and $40 thousand, respectively.

The value of the IPO Warrants upon issuance and the Additional Warrants upon issuance and at year-end was calculated based on the binomial option pricing model.

For the year ended December 31, 2023 and 2022, the Company recorded finance income of $841 thousand and $2,710 thousand, respectively to account for the change in the value of the IPO Warrants and Additional Warrants during the period.

The following table presents changes in the fair value of the derivative warrant liability (in thousands)

Balance as of December 31, 2021	$137
Issuance of warrants in connection with the IPO	8,220
Change in fair value	(2,822)
Classification to additional paid in capital	(3,319)
Balance as of December 31, 2022	2,216
Change in fair value	(841)
Balance as of December 31, 2023	1,375

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — DERIVATIVE LIABILITIES (cont.)

The following table lists the significant unobservable inputs used for calculation of fair value of the IPO Warrants and Additional Warrants during the year:

	2023	2022
Expected volatility	101.39%	77.57%-78.89%
Exercise price	$14.14	$14.14
Share price	$3.05	$10.71-13.055
Risk-free interest rate	3.93%	3.27%-4.04%
Dividend yield	-	-
Expected life	3.91	3-4.74
WACC	20.4%	21.5%-23.3%

Additionally, the revenue forecast over the life of the Additional Warrants is a significant input in determining the price of the Additional Warrants as of December 31, 2023 and 2022.

NOTE 11 — LOANS FROM SHAREHOLDERS

As of May 3, 2022, Smart Pro had outstanding loans to Medigus, Mr. Hakmon and L.I.A. Pure Capital Ltd. (“Pure Capital”) of $4,010 thousand, $940 thousand and $109 thousand, respectively. On May 3, 2022, the Company entered into Assignments to Loan Agreements with Smart Pro, Medigus, Mr. Hakmon and Pure Capital, pursuant to which the Company assumed Smart Pro’s obligations under the outstanding loans and agreed that unless earlier repaid pursuant to the terms of the respective loan agreements with such parties, effective immediately upon the consummation of IPO, all outstanding principal due to each such party will be automatically converted into a number of Ordinary Shares equal to the quotient obtained by dividing the outstanding principal amount due to such party, by the per Ordinary Share price obtained by dividing $10,000 thousand by the fully diluted issued and outstanding Ordinary Shares as of immediately prior to the closing of the IPO. Any accrued and unpaid interest due to such party as of such date will be paid in cash.

Based on management’s assessment, the modified loan terms including an equity conversion feature upon IPO represented a substantial modification in accordance with ASC 470-50 and is accounted for as an extinguishment of the original financial liability in the amount of $3,821 thousand and the recognition of a new financial instrument in the amount of $2,839 thousand. The difference between the fair value of the instrument bearing the modified terms and the carrying values of the original loans immediately prior to the modification, was recorded as an increase in equity in the amount of $982 thousand.

As the convertible note was not issued with a substantial premium or with an embedded conversion feature required to be bifurcated under ASC 815, the convertible note was accounted for as a liability in its entirety.

In accordance with such assignment agreements, on August 30, 2022, the outstanding amounts due to Medigus, Mr. Hakmon and Pure Capital at a total amount of $5,059 thousand were converted into an aggregate of 209,088 Ordinary Shares. In addition, accrued interest of $393 thousand was paid.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — TAXES ON INCOME

Jeffs’ Brands and Top Rank are taxed according to Israeli tax laws. The corporate tax rate in Israel is 23% for 2021 and thereafter.

Smart Pro, Purex Jeffs Brands Holdings Inc and Fort US are taxed according to US federal California state and Delaware state laws. The blended corporate tax rate is 28% for 2021 and thereafter.

Fort is taxed according to UK tax law. The corporate tax rate is 19%.

Capital gains are subject to capital gain tax according to the corporate tax rate for the year during which the assets are sold.

For financial reporting purposes loss before taxes includes the following components:

	Year ended December 31
	2023	2022	2021
	U.S. dollars in thousands
Israel	(2,866)	(2,081)	(1,096)
Foreign	(1,700)	(126)	(465)

	(4,566)	(2,207)	(1,561)

Income tax expense (benefit) was as follows:

	Year ended December 31
	2023	2022	2021
Current:	U.S. dollars in thousands
Israel	7	-	-
Foreign	78	12	94
Total current income tax expense	85	12	94
Deferred:
Israel	-	-	-
Foreign	(53)	(18)	(115)
Total deferred tax income	(53)	(18)	(115)
Total tax (benefit) expense	32	(6)	(21)

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — TAXES ON INCOME (cont.)

A reconciliation of the Group’s statutory income tax rate to effective income tax rate is as follows:

	December 31,
	2023	2022	2021
	U.S. dollars in thousands
Loss before taxes on income	(4,566)	(2,207)	(1,561)
Statutory tax rate	23%	23%	23%
Tax (tax benefit) computed at the statutory tax rate	(1,050)	(508)	(359)
Increase (decrease) in taxes on income resulting from the following:
Tax rate differences applicable to subsidiaries	(46)	(110)	(78)
Tax losses and timing differences for which deferred taxes were not recognized	1,128	612	416
Taxes on income	32	(6)	(21)

Deferred taxes are comprised of the following components:

	Year ended December 31,
	2023	2022
	U.S. dollars in thousands
Deferred tax asset
Intangible assets	388	110
Operating lease right of use asset	28	32
Operating loss carryforward	1,476	890
Total deferred tax assets	1,892	1,032
Valuation allowance	(1,696)	(890)
Total deferred tax assets after valuation allowance	196	142

Deferred tax liabilities

Operating lease liability	28	32
Total deferred tax liability	28	32

Net deferred tax assets	168	110

Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected.

Carry forward tax losses of Jeffs’ Brands were $6,418 thousand and $3,870 thousand as of December 31, 2023 and 2022, respectively. Jeffs’ Brands did not record deferred tax assets in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future. There is no expiration on net operating loss carryforwards in Israel.

Smart Pro, Fort, Jeffs Brands Holdings Inc and Fort US did not have any net operating loss carryforwards as of December 31, 2023, and 2022. The net deferred tax asset as of December 31, 2023 and 2022 is with respect to Smart Pro.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — SHARE CAPITAL:

a.	The share capital composed of ordinary shares as follows:

	Number of ordinary shares December 31
	2023	2022
Issued (*)	1,215,512	1,153,461
Authorized	43,567,567	43,567,567

(*)	Retroactively adjusted.

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

The share capital before consummation of the IPO was comprised of 413,304 issued and outstanding ordinary shares. In accordance with an assignment agreement (see also Note 11) and in connection with the IPO (see above), on August 30, 2022, the Company converted outstanding amounts due to Medigus, Mr. Hakmon and Pure Capital into 209,088 Ordinary Shares.

On August 30, 2022, the Company closed its IPO, and the simultaneous partial exercise of the underwriter’s over-allotment option, for aggregate gross proceeds of approximately $15.5 million, before deducting underwriting discounts and estimated offering expenses. The Company issued 531,069 Ordinary Shares, (“Ordinary Shares”) and 3,717,473 IPO warrants to purchase up to 531,069 Ordinary Shares. The Ordinary Shares and IPO Warrants were sold together in the IPO as units (“Units”) at an initial public offering price of $29.12 per Unit.

The IPO Warrants had an initial exercise price of $28.28 and expire five years from the issuance day. The IPO Warrants became exercisable immediately after the completion of the IPO (and until August 30, 2027). On the 90th day after the closing of the IPO, the exercise price of the IPO Warrants was adjusted to be equal to the lowest quoted share price during the 90 days. The daily quoted price used in the determination of such minimum was calculated as the weighted average price of each day. The exercise price, however, may not be reduced to less than $14.14.

The IPO Warrants contain a down round protection, so that for a period of two years from the date of issuance of the IPO Warrant, the exercise price is adjusted to the price in subsequent fundings of the Company, if shares in these fundings are sold at a price per share below the warrant exercise price at the time of such future fundings (or if other instruments with an exercise / conversion price at a price below the warrant exercise price are sold). The exercise price, however, may not be reduced to less than $14.14. On November 28, 2022, the IPO Warrant’s exercise price was adjusted to $14.14.

The Ordinary Shares and IPO Warrants trade on the Nasdaq under the symbol “JFBR” and “JFBRW”, respectively.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — SHARE CAPITAL (cont.)

In addition, On November 28, 2022, the Company issued 2,824,525 Additional Warrants to purchase 403,504 Ordinary Shares. Each Additional Warrant has substantially the same terms as the As-Adjusted IPO Warrant; provided, however, that the term of each Additional Warrant will be five (5) years from the issuance date and such Additional Warrant will not be listed on any securities exchange. Each Additional Warrants holder will receive semi-annual payments. The total annual payment depends on the amount of the Additional Warrants outstanding. As of December 31, 2022, the payment will be equal to approximately 2.3% of the Group ’s revenues for the period from November 28, 2022 until December 31,2022. The Additional Warrants may be redeemed by the Company at any time at a price equal to three times the Initial Exercise Price, or $42.42.

As the IPO Warrants and the Additional Warrants are not separable at the issuance date, the IPO Warrants and the Additional Warrants were initially accounted for as derivative instruments which were classified as a liability and measured at fair value through profit or loss. See also note 10.

Applicable issuance costs, amounting to $2,193 thousand, were allocated in the same proportion as the allocation of the gross proceeds. An amount of $1,169 thousand was considered as issuance costs allocated to the warrants and was recorded in the consolidated statement of operations, while costs allocated as issuance costs of ordinary shares in the amount of $1,024 thousand were recorded in equity as a reduction of the paid in capital for the year ended December 31, 2023.

As part of the IPO, on August 30, 2022, the Company issued to the underwriter 185,873 Warrants to purchase up to 26,554 Ordinary Shares (the “Underwriters Warrants”) exercisable beginning on February 21, 2023 at an exercise price of $36.40, and will expire on August 25, 2027. The Underwriter’s Warrants may be exercised on a cashless exercise basis in certain circumstances. The Underwriters Warrants were treated as issuance costs, which amounted to $109 thousand based on a third party valuation, and have been allocated in the same proportion as the allocation of the gross proceeds from the IPO. An amount of $58 thousand was considered as issuance costs allocated to the Underwriter’s Warrants and were recorded in profit or loss as finance expense, while costs allocated as issuance costs of Ordinary Shares in the amount of $51 thousand were recorded in equity as a reduction of the additional paid in capital.

On August 30, 2022, the underwriter partially exercised its overallotment right to purchase 425,912 additional IPO Warrants to purchase up to 60,845 Ordinary Shares for a total consideration of $4 thousand. These additional IPO Warrants were treated as issuance costs, which amounted to $1 thousand based on third party valuation, and have been allocated in the same proportion as the allocation of the gross proceeds from the IPO. An amount of $0.5 thousand was considered as issuance costs allocated to the additional IPO Warrants and were recorded in profit or loss as finance expense, while costs allocated as issuance costs of Ordinary Shares in the amount of $0.5 thousand have been recorded in equity as a reduction of the paid in capital.

Effective as of August 30, 2022, the closing date of the IPO, and pursuant to the loan agreement (the “Issuance Date”), the Company issued the Lenders Warrants to purchase up to 8,586 Ordinary Shares, exercisable for three years following the issuance date at an exercise price of $28.28 per share. The warrants may be exercised on a cashless basis.

On the issuance date of the Lenders Warrants, all conditions for equity classification under U.S. GAAP were met, and as such, the fair value of the warrants as of the issuance date were classified to equity.

In addition, effective as of August 30, 2022, the Company issued 18,565 warrants to purchase up to 2,653 Ordinary Shares at an exercise price of $28.28 per Ordinary Share (and an exercise price of $14.14 following the Exercise Price Adjustment) to an advisor. The warrants were exercisable immediately and are exercisable until August 30, 2027.

On October 17, 2023, the Company’s Board of Directors approved a 1-for-7 reverse split of the issued and outstanding Ordinary Shares, effective as of November 3, 2023, pursuant to which holders of the Ordinary Shares received one Ordinary Share for every seven Ordinary Shares held as of such date. The reverse stock split proportionally did not reduce the number of authorized share capital. The effect of such reverse split was applied retrospectively for all the number of shares, warrants, related par value and others presented in this note and elsewhere in the consolidated financial statements prior to the effective date of the reverse stock split.

On November 14, 2023, the Company issued 26,706 ordinary shares as a result of rounding following the aforementioned reverse share split.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — SHARE INCENTIVE PLAN

On January 19, 2022, the Company’s Board of Directors adopted the 2022 Incentive Option Plan (“Plan”). A total of 186,718 Ordinary Shares were reserved and subject to the Plan. The Plan is intended as an incentive to retain directors, officers, employees, consultants and advisers of the Company. As of December 31, 2023, the Company had not granted awards under the Plan.

NOTE 15 — FINANCE (INCOME) EXPENSE, NET

	Year ended December 31
	2023	2022	2021
	U.S. dollars in thousands
Finance income:
Change in fair value of derivative liabilities	(841)	(2,822)	-
Interest income	(4)	-	(14)
Total finance income	(845)	(2,822)	(14)
Finance expense:
Finance expenses in respect of third-party loan	-	83	77
Change in fair value of derivative liabilities	-	-	75
Amortization of loan discount	-	37	85
Exchange rate differences	91	156	10
Interest expense on loans from shareholders and related parties	-	203	381
Other finance expenses	10	38	15
Revaluation of securities -fair value through profit or loss	221	-	-
Total finance expenses	322	517	643
Finance (income) expense, net	(523)	(2,305)	629

NOTE 16 — NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders:

	Year ended December 31
	2023	2022	2021
	U.S. dollars in thousands (*)
Numerator:
Net loss applicable to shareholders of ordinary shares	(4,598)	(2,201)	(1,540)

Denominator:
Shares of ordinary share used in computing basic and diluted net loss per share	1,184,484	663,411	413,192
Net loss per share of ordinary share, basic and diluted	(3.88)	(3.32)	(3.73)

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS (cont.)

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted average shares outstanding, because such securities had an antidilutive impact:

	Year ended December 31
	2023	2022	2021

IPO Warrants and Additional Warrants (Note 13)	6,541,998	6,541,998	-
Underwriter warrants (Note 13)	611,785	611,785	-
Other warrants	78,661	78,661	-
	7,232,444	7,232,444	-

(*)	except share and per share data

NOTE 17 — RELATED PARTIES

a.	Transactions with related parties:

	Year ended December 31,
	2023	2022
	U.S. dollars in thousands
Labor cost and related expenses (included in general and administrative) (c1)	249	358
Directors’ fees (included in general and administrative)	282	172
Consulting fees (included in general and administrative) (c2)	180	218
Inventory storage (included in cost of sale) (c2)	545	395
Revenue sharing payment (included in general and administrative) (c6)	40	6
Other income, net (c4)	(255)	-
Interest expenses on loans from related parties and shareholders	-	203
	1,041	1,352

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — RELATED PARTIES (cont.)

b.	Balances with interested and related parties:

	Year ended December 31,
	2023	2022
	U.S. dollars in thousands
Assets:
Advances to suppliers (c2)	-	228
	-	228
Liabilities:
Related parties (c3), (c4)	66	32
Chief executive officer salary (included in other account payable) (c1)	18	-
Revenue sharing payment (included in other account payable) (c6)	21	6
Liability to SciSparc (included in other account payable) (c7)	98	-
Liability to supplier (included in trade payable) (c2)	69	-
Liability to consultant (included in other account payable) (c2)	17	-
	289	38

c.	Additional information:

1.	On August 3, 2022, the Company’s Board of Directors approved the increase to the chief executive officer (“Mr. Hakmon’s”), monthly salary to NIS 55 thousand (approximately $23 thousand) plus applicable value added taxes (“VAT”), retroactively from February 1, 2022. Effective on September 1, 2022, the Company’s Board of Directors approved an increase to Mr. Hakmon’s monthly salary to NIS 80 thousand (approximately $23 thousand) plus VAT and a one-time bonus of NIS 480 thousand (approximately $140 thousand).

2.	On October 26, 2022, the Group and Pure Capital, a company owned by a family member of Mr. Hakmon’s, entered into a consultant agreement, pursuant to which Pure Capital will provide consultancy services to the Group for a monthly fee of NIS 57.5 thousand (approximately $16.5 thousand). The Group paid Pure Capital a one-time signing bonus in the amount of NIS 425 thousand (approximately $121 thousand) for their services to the Group from the day of the Company’s inception until the closing of the IPO. Pure Capital is also entitled during the term of the consulting agreement to the following payment: (i) an amount equal to 7% of the gross proceeds paid to the Company in connection with any exercise of warrants, whether or not currently outstanding; and (ii) 8% of the total consideration paid in connection with any purchase of a new brand, businesses, or similar events initiated or assisted by Pure Capital and approved by the Chief Executive Officer and Chairman of the Board based on agreement with Pure Capital. The consulting agreement is for an undefined period of time and may be terminated after 3 years from October 26, 2022 by either party upon 30 days of advance notice. In March 2023, the Company paid to Pure Capital $352 thousand in accordance with the terms of the Pure Capital Consulting Agreement. The consultancy fees were paid in consideration with the investments in Fort and SciSparc and were capitalized. Additionally On October 26, 2022 the Group and Pure NJ Logistics LLC, owned by Pure Capital and a director of the Company, entered into a warehouse storage agreement located in the USA. As of December 31, 2023 there is no advances to Pure NJ Logistics LLC. See also note 19.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — RELATED PARTIES (cont.)

3.	On May 21, 2022, the Company has entered into a short-term lease agreement for its offices from Medigus and participated in 50% of the lease and maintenance expenses related. The Company paid $86 thousand plus VAT on December 30, 2022. Also, the Company participated in 50% of salary of Medigus employee which provided services to the Company in 2022 and till April 30, 2024 in monthly rate of $10 thousand NIS a month (approximately $3 thousand) The outstanding payable to Medigus as of December 31, 2023, and 2022, was $43 thousand and $32 thousand, respectively.

4.	As noted in note 7, the Company purchased 49% of the voting rights of SciSparc U.S, a related party of the Company from the following reasons: the Company's chairman board of director serves as the director in SciSparc U.S, Chief Financial Officer (CFO) of and Chief Executive Officer (CEO) in SciSparc. Additionally, in connection with the closing of the Wellution Agreement, on March 22, 2023, the Company entered into a consulting agreement with SciSparc U.S (the “SciSparc Consulting Agreement”), pursuant to which the Company will provide management services to SciSparc U.S for the Wellution brand for a monthly fee of $20 thousand and the Company received a one-time signing bonus in the amount of $51 thousand. The SciSparc Consulting Agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice. On November 2023 the monthly fee reduced to $10 thousand. In addition, The Company provides a variety of professional and business support services in accordance with transfer pricing work received in SciSparc U.S. The aforementioned services are provided in collaboration with SciSparc. The outstanding payable to SciSparc and SciSparc U.S as of December 31, 2023, was $15 thousand and $8 thousand, accordingly.

5.	During September 2022, the Group repaid: (i) a related party balance to Medigus, in the amount of $150 thousand and (ii) another related party balance in the amount of $175 thousand and (iii) $393 thousand in accrued interest with respect to certain related party loans upon the conversion of such loans at the closing of the IPO.

6.	During 2023 the Company paid $23 thousand to Medigus and $17 thousand to Pure Capital in connection to revenue sharing payment. The outstanding payable to Medigus and Pure Capital as of December 31, 2023is $12 thousand and $9 thousand, respectively.

7.	As of December 31, 2023 the outstanding amount due to SciSparc in connection with the closing of the Wellution Agreement was $98 thousand connection. this amount was paid on January, 31 2024.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — GEOGRAPHICAL INFORMATION

Revenues are attributed to geographic areas:

	Year ended December 31,
	2023	2022	2021
	USD in thousands

America	3,863	5,422	6,402
Europe	6,145	437	107
	10,008	5,859	6,509

NOTE 19 — SUBSEQUENT EVENTS

1.	On January 25, 2024, the Company entered into a private placement transaction, or the January 2024 PIPE, pursuant to a securities purchase agreement, with certain institutional investors, providing for the issuance, in a private placement of 1,884,461 Ordinary Shares; (ii) Pre-Funded Warrants to purchase up to an 820,000 Ordinary Shares; (iii) Series A Warrants to purchase up to an aggregate of 3,380,586 Ordinary, or upon the satisfaction of certain conditions, up to an aggregate of 13,373,208 Ordinary Shares in accordance with the terms therein and (iv Series B Warrants to purchase upon the satisfaction of, certain conditions up to an aggregate of 7,994,181 Ordinary Shares in accordance with the terms therein. The January 2024 PIPE closed on January 29, 2024. The Company’s aggregate gross proceeds from the January 2024 PIPE were approximately $7.275 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the January 2024 PIPE. Pure Capital participated in the private placement as a purchaser.

As of the issuance date of these consolidated financial statements 2,900,036 Warrants were exercised into 2,900,036 ordinary shares of the Company.

The Company also entered into a placement agent agreement (the “Placement Agent Agreement”) with Aegis, dated January 25, 2024, pursuant to which Aegis agreed to serve as the exclusive placement agent for the Company in connection with the Private Placement. The Company agreed to pay Aegis a cash placement fee equal to 8.50% of the gross cash proceeds received in the Private Placement and to pay for expenses of the Purchasers’ and Aegis’ legal counsel up to an aggregate amount of $90 thousand.

2.	On February 5, 2024, the Company paid to Pure Capital $100 thousand in connection to the IPO and in accordance to the consultant agreement.

3.	On February 29, 2024, the Company extended a side letter to the Fort SPA to the Fort Sellers, pursuant to which the Company agreed to increase certain adjustment amount payments to the Fort Sellers by approximately £100 thousand.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

Jeffs Brands Ltd

Date: April 1, 2024	By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer