Form 20-F
period 2024-12-31
Jeffs' Brands Ltd
filed 2025-03-31
CIK 1885408

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,715,817 ordinary shares as of December 31, 2024.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐ No ☒

i

JEFFS’ BRANDS LTD

INTRODUCTION

In this Annual Report on Form 20-F, or this Annual Report, “we,” “us,” “our,” the “Company” and “JFBR” refer to Jeffs’ Brands Ltd.

We are an e-commerce consumer products goods, or CPG, company operating primarily on the Amazon marketplace, or Amazon. We were incorporated in Israel in March 2021, under the name Jeffs’ Brands Ltd to provide various services, such as management, operation and logistics, marketing and financial services to our subsidiaries that operate online stores for the sale of various consumer products on Amazon, utilizing the Fulfillment by Amazon, or FBA, model. As of the date of this Annual Report, we have six wholly owned subsidiaries, held directly by us or through our subsidiaries: Top Rank Ltd., or Top Rank, Fort Products Ltd., or Fort, Smart Repair Pro, Pure NJ Logistics LLC, or Pure Logistics, Jeffs’ Brands Holdings Inc., or Jeffs’ Brands Holdings, and Fort Products LLC. Jeffs’ Brands Holdings also holds a minority interest in SciSparc Nutraceuticals Inc., or SciSparc Nutraceuticals, to whom we provide a variety of professional and business support services.

In addition to executing the FBA business model, we utilize internal methodologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, and for maximizing sales of existing proprietary products. We also use our own skills, know-how and profound familiarity with Amazon’s algorithm and all the tools that the FBA platform has to offer. In some circumstances we scale the products and improve them.

 On November 29, 2023, we announced that our board of directors resolved to initiate a process to identify potential strategic transactions in the field of advanced technologies, with the goal of maximizing shareholder value, or the Restructuring Plan.

On January 21, 2025, we entered into a non-binding letter of intent, or the Smart Repair LOI, for the sale of Smart Repair Pro to a company listed on the TSX Venture Exchange, or the Acquirer. Pursuant to the Smart Repair LOI and subject to the entry into a binding agreement, we will transfer all of the issued and outstanding capital stock of Smart Repair Pro to the Acquirer, in exchange for up to a 90% equity interest in the Acquiror, on a fully diluted basis, calculated as of immediately following the closing of the transaction. As part of the acquisition, we intend to enter into a stock transfer agreement with Smart Repair Pro, to sell our 5,000 shares of common stock, $0.01 par value per share, of Jeffs’ Brands Holdings, in exchange for shares of common stock of Smart Repair Pro. The completion of the transactions contemplated by the Smart Repair LOI is subject to the successful completion of due diligence by both parties, the execution of binding definitive agreement, which shall include customary closing conditions, compliance with any regulatory approvals, receipt of any necessary consents, final approvals from our board of directors and shareholders, and may be also subject to, among other things, market conditions, tax or other business analyses. See “Item B. Business Overview – Recent Developments – Smart Repair Pro LOI”, for further information.

On February 6, 2025, we entered into a share purchase agreement, or the Purchase Agreement, with Impact Acquisitions Corp, or Impact, a capital pool company listed on the TSX Venture Exchange, pursuant to which, on the terms and subject to the conditions of the Purchase Agreement, Fort will merge with and into Impact, with Impact continuing as the surviving corporation, or the Proposed Fort Merger. Pursuant to the Purchase Agreement, we will sell to Impact, all of the issued and outstanding ordinary shares of Fort, in consideration for 100,000,000 common shares of Impact and up to an additional 66,000,000 common shares of Impact contingent upon the achievement of certain pre-determined milestones, representing a post-closing equity interest in Impact of 75.02% (or up to 83.29% in the event of the full achievement of the milestones). The completion of the Proposed Fort Merger is subject to the satisfaction or waiver of certain conditions precedent. See “Item B. Business Overview – Recent Developments – Share Purchase Agreement with Impact” for further information.

There can be no assurance regarding the ultimate timing of the pending transactions or any other restructuring plans.

On March 18, 2025, Smart Repair Pro closed the acquisition of Pure Logistics, a New Jersey limited liability company that operates a strategically located an approximately 100,000 square foot logistics center equipped with 20 loading docks in New Jersey, or the Pure Logistics Acquisition. Following the Pure Logistics Acquisition, we anticipate strengthening our supply chain and third-party service offerings. The logistics center is situated near a major port in the United States and in close proximity to Newark Liberty International and John F. Kennedy International Airports and will support our expansion while also offering services to third parties. The financial results of Pure Logistics are not part of our consolidated financial statements for the fiscal year ended December 31, 2024, as the Pure Logistics Acquisition was completed after the reporting period.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this Annual Report to “NIS” are to New Israeli Shekels, and references to “dollars” or “$” mean U.S. dollars.

Effective as of market open on November 3, 2023, we conducted a reverse share split, or the November 2023 Reverse Split, of our issued and outstanding ordinary shares, no par value, or Ordinary Shares, at a ratio of 1-for-7. Additionally, effective as of as of market open on November 20, 2024, we conducted a reverse share split, or the November 2024 Reverse Split, or together with the November 2023 Reverse Split, the Reverse Splits, of our issued and outstanding Ordinary Shares at a ratio of 1-for-13. All descriptions of our share capital, including share amounts and per share amounts prior to the effective dates of the Reverse Splits in this Annual Report are presented after giving effect to the Reverse Splits.

We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Unless derived from our financial statements or otherwise noted, amounts presented in this Annual Report are translated at the rate of NIS 3.647 = USD 1.00, the exchange rate between the NIS and the U.S. dollar, NIS 4.5743=GBP 1.00, the exchange rate between the NIS and the Great British Pound, or GBP, and 0.7981 GBP = USD 1.00, the exchange rate between the GBP and USD, reported by the Bank of Israel as of December 31, 2024.

This Annual Report includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

All trademarks or trade names referred to in this Annual Report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Annual Report may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

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

The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements are listed below. The below is also a summary of the risk factors described in Item 3.D “Key Information - Risk Factors” of this Annual Report.

Risks Related to Our Businesses, Strategies, Technology, and Industry

●	We have a short operating history in an evolving industry and, as a result, our past results may not be indicative of future operating performance;

●	We may not be able to manage our growth effectively, and such rapid growth may adversely affect our corporate culture ;

●	Our e-commerce operations are reliant on Amazon and FBA and changes to Amazon, Amazon’s services and their terms of use may harm our business;

●	We rely on data provided by third parties, the loss of which could limit the functionality of our platforms, cause us to invest in the wrong product or disrupt our business;

●	We rely on other information technologies and systems to operate our business and to maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business;

●	If we fail to keep up with rapid technological changes, our future success may be adversely affected;

●	Our business depends on our ability to build and maintain strong product listings on e-commerce platforms. We may not be able to maintain and enhance our product listings if we receive a substantial number of customer complaints, negative publicity or otherwise fail to live up to customers’ expectations, which could materially adversely affect our business, results of operations and growth prospects;

v

●	Our efforts to acquire or retain customers, and our efforts to sell new products or increase sales of our existing products, may not be successful, which could prevent us from maintaining or increasing our sales;

●	If we fail to acquire new customers or retain existing customers, or fail to do so in a cost-effective manner, we may not be able to achieve profitability;

●	Our efforts to expand our business into new brands, products, services, technologies and geographic regions will subject us to additional business, legal, financial and competitive risks and may not be successful;

●	Potential growth of our businesses is based on international expansion, making us susceptible to risks associated with international sales and operations;

●	Use of social media and email may adversely impact our reputation or subject us to fines or other penalties;

●	If our emails are not delivered and accepted or are routed by email providers less favorably than other emails, or our sites or mobile applications are not accessible or are treated disadvantageously by Internet service providers, our business may be substantially harmed; and

●	If we are unable to manage our inventory effectively, our operating results could be adversely affected.

Risks Related to our Logistics Center Operations

●	We may be unable to successfully pursue, integrate, or execute upon the logistics center operations business of Pure Logistics;

●	Our dependence on third parties to provide overseas transportation and domestic distribution services may impact the delivery and quality of our transportation and logistics services, and any disruption to these services could materially and adversely affecting our business, financial condition, and results of operations;

●	Our business may be disrupted by natural disasters causing supply chain disruptions;

●	General economic conditions and other events or occurrences that affect the where we operate our logistics center may impact financial results; and

●	Interruptions at our logistic center and warehouses could materially adversely affect our business.

Risks Related to Information Technology

●	Assertions by third parties of infringement or misappropriation by us of their intellectual property rights or confidential know how could result in significant costs and substantially harm our business and results of operations;

●	Our inability to acquire, use or maintain our marks and domain names for our sites could substantially harm our business and operating results; and

●	Any significant disruption in service on our websites or in our computer systems, a number of which are currently hosted or provided by third-party providers, could materially affect our ability to operate, damage our reputation and result in a loss of customers, which would harm our business and results of operations.

Risks Related to Legal and Regulatory Matters

●	We may be subject to general litigation, regulatory disputes and government inquiries;

●	A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth;

●	We are subject to U.S. governmental regulations and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity;

●	Increased regulatory scrutiny of nutritional supplements as well as new regulations that are being adopted in some of our markets with respect to nutritional supplements could result in more restrictive regulations and harm our results if our supplements or advertising activities are found to violate existing or new regulations or if we are not able to effect necessary changes to our products in a timely and efficient manner to respond to new regulations;

●	Our amended and restated articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act; and

●	The pest control products sold by Fort are subject to local environmental regulations. Therefore, if we cannot find a licensed supplier of the active ingredient in our pest control products in a country in which we wish to sell our poison products, we will not be able to sell our pest control products there.

Risks Related to our Operations in Israel

●	Conditions in Israel, where our headquarters are located, including Israel’s conflicts with Hamas and other parties in the region, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues; and

●	Exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings.

Risks Related to Our Status as a Public Company and Ownership of our Ordinary Shares and Warrants

●	Issuance of a significant amount of additional Ordinary Shares due to exercise or conversion of outstanding warrants and/or substantial future sales of our Ordinary Shares may depress our share price;

●	Our internal control over financial reporting may not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business;

●	Future sales of our Ordinary Shares and Warrants could reduce the market price of our Ordinary Shares and/or Warrants;

●	As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq Stock Market LLC, or Nasdaq, requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers;

●	The estimates of market opportunity, market size and forecasts of market growth included in our publicly filed documents may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all;

●	We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors;

●	Market volatility may affect the value of an investment in our Ordinary Shares and/or Warrants and could subject us to litigation; and

●	We cannot assure you that our Ordinary Shares and Warrants will remain listed on Nasdaq or any other national securities exchange.

Risks Related to our Proposed Corporate Restructuring Plan

●	The proposed restructuring plan, which may involve transferring our holdings in our subsidiaries to a separate public company, may not be completed in accordance with the expected plans or anticipated timeline, or at all, and may not achieve the expected results;

●	The Restructuring Plan may not achieve the anticipated benefits and may expose us to additional risks; and

●	Following any Restructuring Plan, the trading price of our Ordinary Shares may fluctuate significantly.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Our business faces significant risks. You should carefully consider the risks described below, together with all of the other information in this Annual Report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our securities could decline. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other Securities and Exchange Commission, or SEC, filings. See “Cautionary Note Regarding Forward-Looking Statements” above.

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

Our products are sold predominantly on Amazon and orders are fulfilled entirely by Amazon utilizing the FBA model. In order to continue to utilize Amazon and the FBA model, we must comply with the applicable policies and terms of use relating to these services. Such policies and terms of use may be altered or amended at Amazon’s sole discretion, including changes regarding the cost of securing these services, and changes that increase the burden of compliance with its requirements, may cause us to significantly alter our business model or incur additional costs in order to comply, which could negatively impact our results of operations. Non-compliance with applicable terms of use and policies can result in the removal of one or more products from the marketplace and suspension of fulfillment services either of which could have a material adverse effect on our business and results of our operations. Although we exert efforts in order to ensure ongoing compliance and no notices of non-compliance have been received to date, we cannot assure you that events of this kind will not occur in the future.

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

We use third party software to determine market trends and what markets to enter into. Our ability to successfully use this software depends on our ability to analyze and utilize data, including search engine results, provided by unaffiliated third parties, primarily, Google and Amazon. Some of this data is provided to us pursuant to third-party data sharing policies and terms of use, under data sharing agreements by third-party providers or by customer consent. The majority of this data is sourced for free or for de minimis amounts. These sources of data allow us, along with artificial intelligence (AI) tools to determine trends, performance and consumer sentiment on products and searches within e-commerce platforms. This functionality allows us to help determine which products to market, in some cases manufacture through contract manufacturers, import and sell on e-commerce marketplaces. The connection to multiple e-commerce platforms through application programming interfaces, or APIs, allows us to develop the automation of the purchase of marketing and automate the change of pricing of product listings on those e-commerce platforms.

In the future, any of these third parties could change its data sharing policies, including making them more restrictive, charging fees or altering its algorithms that determine the placement, display and accessibility of search results and social media updates, any of which could result in the loss of, or significant impairment to, our ability to collect useful data. These third parties could also interpret our service providers’, data collection policies or practices as being inconsistent with their policies, which could result in the loss of our ability to collect this data. Privacy concerns may cause end users to resist providing the personal data necessary to allow us to determine market trends as well as our ability to effectively retain existing customers. Privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. Any such changes could impair our ability to use data and could adversely impact select functionality of our proprietary software, impairing our ability to use this data to anticipate customer demand and market trends, as well as adversely affecting our business and our ability to generate revenue.

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

AI presents risks and challenges that can impact our business by posing security risks to our confidential information, proprietary information and personal data.

Issues in the development and use of AI, combined with an uncertain regulatory environment, may result in reputational harm, liability or other adverse consequences to our business operations. As with many technological innovations, AI presents risks and challenges that could impact our business. We utilize AI tools in the provisions of our services and work with vendors that incorporate AI tools into their offerings and we, or the vendors we work with, may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors’ ability to maintain an adequate level of service and experience. If we, our vendors, or our third-party partners experience an actual or perceived breach or privacy or security incident because of the use of generative AI, we may lose valuable intellectual property and confidential information and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information and adversely impact our business.

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

Launching new brands, products and services requires significant upfront investments, including investments in marketing (namely digital marketing and pay per click), information technology and additional personnel. We operate in highly competitive industries with relatively low barriers to entry and must compete successfully in order to grow our business. We may not be able to generate satisfactory revenue from these efforts to offset these costs. Any lack of market acceptance of our efforts to launch new brands, products or services or to expand our existing offerings could have a material adverse effect on our business, prospects, financial condition and results of operations. Further, as we continue to expand our fulfillment capability or add new businesses with different requirements, our logistics networks will become increasingly complex and operating them will become more challenging. There can be no assurance that we will be able to operate our networks effectively.

We have also entered and may continue to enter new markets and provide product offerings in which we have limited or no experience, which may not be successful or appealing to our customers.

The consumer packaged goods, or CPG, industry is subject to evolving standards and practices, as well as changing consumer needs, requirements and preferences. Our ability to attract new customers and increase revenue from existing customers depends, in part, on our ability to enhance and improve our existing tools that enable us to pinpoint new markets and introduce new products. The success of any enhancements or new instruments depends on, in part, market-accepted pricing levels and overall market acceptance. We may not be successful in these efforts, which could result in significant expenditures that could impact our revenue or distract management’s attention from current offerings.

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

We have historically mainly sold products in the United States, and since 2021 began selling products in, the United Kingdom and Germany. We intend to expand our operations to reach new markets and localities. For example, in 2024, we expanded the Fort brands to France, Germany, Spain, Italy, Belgium and the Netherlands and have completed the requisite processes in order to offer certain of our products through Amazon in other European countries, Poland and the Czech Republic. We may not be successful in increasing our sales in any or all territories and currently do not have an estimated commencement date for sales in these other major European countries. Conducting international operations subjects us to certain risks, which include localization of solutions and products and adapting them to local practices and regulatory requirements, exchange rate fluctuations and unexpected changes in tax, trade laws, tariffs, governmental controls and other trade restriction. To the extent that we do not succeed in expanding our operations internationally and managing the associated legal and operational risks, our results of operations may be adversely affected.

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

We are subject to risks from changes to the trade policies and tariff and import/export regulations by the U.S. and/or other foreign governments.

Changes in the import and export policies, including trade restrictions, new or increased tariffs or quotas, embargoes, sanctions and countersanctions, safeguards or customs restrictions by the U.S. and/or other foreign governments, could require us to change the way we conduct business and adversely affect our financial condition, results of operations, reputation and our relationships with merchants or vendors. Likewise, changes in laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries from where we import or to where we import our products or conduct our business, could adversely affect our business.

For example, on February 1, 2025, the U.S. government announced a 25% tariff on product imports from certain countries, including Mexico and Canada, and a 10% tariff on imports from other countries, including China. In response, the government of Canada announced in March 2025 the imposition of 25% tariffs on $29.8 billion worth of goods originating from the U.S., as defined under the Determination of Country of Origin for the Purpose of Marking Goods (CUSMA Countries) Regulations. These tariffs may apply to goods manufactured in or shipped through the U.S., including Chinese-origin products exported from the U.S. to Canada, depending on origin marking rules.

This development may significantly impact our operations, as Amazon and third-party sellers, including our brands, frequently transfer goods between fulfillment centers in the U.S. and Canada. As a result, our cross-border shipment may be subject to additional duties, increasing costs and reducing profit margins. The extent of the impact remains uncertain and will depend on evolving trade policies, regulatory interpretations, and potential exemptions. These changes could reduce the attractiveness of cross-border e-commerce and negatively affect our sales volume and revenue.

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

Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and adversely affect our operating results.

Since our initial public offering, or IPO, we have acquired Fort and invested in SciSparc Nutraceuticals and on March 18, 2025, Smart Repair Pro closed the acquisition of Pure Logistics. We may in the future seek to acquire or invest in businesses, features or technologies that we believe could complement or expand our market, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. In addition, to the extent that we enter into any term sheets or agreements or otherwise announce any intention to acquire any businesses, features or technologies, any such acquisition would generally be subject to completion of due diligence and required approvals, and there can be no assurance that any such acquisition will occur or be completed in a timely manner, or at all.

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

Risks Related to our Logistics Center’s Operations

We may be unable to successfully pursue, integrate, or execute upon the Logistics Center operations business of Pure Logistics.

In March 2025, Smart Repair Pro purchased Pure Logistics, a company that operates a strategically located approximately 100,000 square foot logistics center equipped with 20 loading docks in New Jersey. With this acquisition, we anticipate strengthening our supply chain and third-party service offerings and as well as supporting our expansion of our operations in the U.S.

Our management has limited prior experience in operating a logistics center. There can be no assurance that we will be able to successfully implement our new business ventures or successfully operate within this industry, or achieve in strengthening our supply chain and third party service offerings or succeed in expanding our operations in the U.S. The successful integration of a new business also depends on our ability to manage the new business, realize forecasted synergies and full value from the combined business. Our business, results of operations, financial condition and cash flows could be materially adversely affected if we are unable to successfully integrate Pure Logistics into our existing operations and any inability to do so may also hinder our ability to grow, divert the attention of management and our key personnel, disrupt our business and impair our financial results.

Our dependence on third parties to provide overseas transportation and domestic distribution services may impact the delivery and quality of our transportation and logistics services, and any disruption to these services could result in a disruption to our business, negative publicity, and a slowdown in the growth of our customer base, materially and adversely affecting our business, financial condition, and results of operations.

As we do not have our own delivery team and networks, our business depends on the services provided by, and relationships with, various independent third parties, to provide truck services and to report certain events to us, including, but not limited to, shipment status information and freight claims . These third-party logistics service providers may not fulfill their obligations to us, which may prevent us from meeting our commitments to our customers. This reliance also could cause delays in reporting certain events, including recognizing claims. In addition, if we are unable to secure sufficient equipment or other transportation services from third parties to meet our commitments to our customers, our operating results could be materially and adversely affected, and our customers could switch to our competitors temporarily or permanently.

Our business may be disrupted by natural disasters causing supply chain disruptions.

Natural disasters such as earthquakes, tsunamis, hurricanes, tornadoes, floods, or other adverse weather and climate conditions, whether occurring in the United States or abroad, could disrupt our operations and could damage or destroy infrastructure necessary to transport products as part of the supply chain. These events could make it difficult or impossible for us to provide logistics services; disrupt or prevent our ability to perform functions at the corporate level; and/or otherwise impede our ability to continue business operations in a continuous manner consistent with the level and extent of business activities prior to the occurrence of the unexpected event, which could adversely affect our business and results of operations.

General economic conditions and other events or occurrences that affect the where we operate our logistics center may impact financial results.

We are exposed to general economic conditions, local, regional, national and international economic conditions and other events and occurrences that affect the market and territory where we operate the logistics center. For example, a strike in the New Jersey port may cause delays or disruptions to the services our logistic center in New Jersey provides, and as a result affect our operations and financial results.

Interruptions at any of our logistic center and warehouses could materially adversely affect our business.

Pure Logistics operates one logistics center in New Jersey that is responsible for storing products as well as fulfilling and shipping orders for our customers or for third party customers. Fort leases two warehouse facilities in the U.K. and we also have contracts with third party warehouses in the United Kingdom and Europe, which are used for storage of inventory prior to their shipment to Amazon’s warehouses, based on availability. The complete or partial loss or temporary shutdown of any of the Company’s or third parties’ warehouse and distribution facilities (including as a result of fire or other casualty or labor or other disturbances) could have a material adverse effect on the Company’s business.

Risks Related to Information Technology

Assertions by third parties of infringement or misappropriation by us of their intellectual property rights or confidential know how could result in significant costs and substantially harm our business and results of operations.

Our business relies on sophisticated and experienced use and know-how of Amazon’s AI market tracker. Third parties may in the future assert that we have infringed or misappropriated their trademarks, copyrights, confidential know how, trade secrets, patents or other intellectual property rights. We cannot predict whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations, whether or not they are successful. If we are forced to defend against any infringement or other claims relating to the trademarks, copyright, confidential know how, trade secrets, patents or other intellectual property rights of third parties, whether they are with or without merit or are determined in our favor, we may face costly litigation or diversion of technical and management personnel. Furthermore, the outcome of a dispute may be that we would need to cease use of some portion of our systems. Any such assertions or litigation could materially adversely affect our business, results of operations, financial condition and prospects.

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

We currently have registered trademarks for certain of our brands in numerous jurisdictions and have registered the Internet domain names for Fort’s website. However, we have not registered our trademarks or domain names in all major international jurisdictions. Domain names generally are regulated by Internet regulatory bodies. If we do not have, or cannot obtain on reasonable terms, the ability to use our marks in a particular country or to use or register any of our domain names, we could be forced either to incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could materially adversely affect our business, financial condition and operating results.

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

In the United States, federal and various state governments have adopted or are considering laws, guidelines or rules for the collection, distribution, use and storage of personal information collected from or about customers or their devices. This trend began with the California Consumer Privacy Act, or the CCPA, which came into force on January 1, 2020. Since the passing of the CCPA, several US states have passed similar privacy laws regulating the processing of personal data, beginning with the Virginia Consumer Data Protection Act, or the VCDPA, which became effective on January 1, 2023, the Colorado Privacy Act, or the CPA, which became effective on July 1, 2023, the Connecticut Data Privacy Act, or the CDPA, which became effective on July 1, 2023 and the Utah Consumer Privacy Act, or the UCPA, which became effective on December 31, 2023. The most recent data privacy legislation includes the Delaware Personal Data Privacy Act, or the DPDPA, the Iowa Consumer Data Protection Act, or the ICDPA, the Nebraska Consumer Data Privacy Act, or the NCDPA, and the New Hampshire Privacy Act, or the NHPA, all of which came into effect on January 1, 2025, as well as the New Jersey Data Privacy Act, or the NJDPA, which came into effect on January 15, 2025. Similarly to the CCPA, these laws and others like them create numerous privacy and security obligations for businesses and service providers as well as rights for data subjects and individuals Furthermore, some federal laws such as the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Children’s Online Privacy Protection Act or the FTC Act could also be applicable to some of our activities.

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

Additionally, the use of algorithms to scan and analyze data from websites and/or e-commerce platforms may be subject to applicable laws, regulations, and terms of use. There are currently various unresolved court cases surrounding these practices, making it difficult to assess the impact until those issues are resolved. Our actual or alleged failure to comply with applicable laws and regulations or website terms of use could result in enforcement actions and significant penalties against us, which could lead to negative publicity and costs, subject us to claims, fines or other remedies, and have a material adverse effect on our business, financial condition, and results of operations.

Due to rapid changes in technology and the inconsistent interpretations of privacy and data collection and protection laws and regulations, we may be required to materially change the way we conduct business. The challenges imposed by the ongoing need to remain compliant with such laws and regulations, as well the need to implement any changes required based on newly introduced laws and regulations, may slow our growth, and if we are not able to cope with these challenges as effectively as other companies, we will be competitively disadvantaged. Amazon collects data of users on their platform and any limitation on their ability to collect and utilize data, including personal data, would make it more difficult for us to be able to optimize sales, which could render our products less valuable and potentially result in loss of revenue.

In Europe, where we expanded our business operations as part of our growth, the data privacy and information security regime continues to evolve and is subject to increasing regulatory scrutiny.

The General Data Protection Regulation, or GDPR, implemented more stringent operational requirements for our use of personal data. These more stringent requirements include expanded disclosures to inform our customers about how we may use their personal data, increased controls on profiling customers and increased rights for customers to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements and significantly increased penalties of the greater of €20 million or 4% of global turnover for the preceding financial year.

The U.K.’s Network and Information Systems Regulations 2018, or NIS Regulations, which came into force on May 10, 2018, apply to us as an online marketplace and place additional network and information systems security obligations on us, as well as mandatory security incident notification in certain circumstances with penalties of up to £17 million.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. Such regulations may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing, may increase the cost of operating a business that collects or uses such information and undertakes online marketing, it may also increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws.

These regulations result in significant compliance costs and could result in restricting the growth and profitability of our business by impeding the development of new services. We could incur substantial costs to comply with these regulations. The changes could require significant systems changes, limit the effectiveness of our marketing activities, adversely affect our margins, increase costs and subject us to additional liabilities. Also, it could negatively impact the use or adoption of our services, reduce overall demand for our services, make it more difficult for us to meet expectations from or commitments to our clients, lead to significant fines, penalties, or liabilities for noncompliance, or impact our reputation, any of which could harm our business.

Our business is conducted through the internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel, the United Kingdom and elsewhere and may impede the growth of the internet and consequently our services. These regulations and laws may cover privacy, data collection and protection, location of data storage and processing, cybersecurity, e-commerce, content, use of “cookies,” access changes, “net neutrality,” pricing, advertising, distribution of “spam” copyright and other intellectual property, libel, marketing, distribution of products, protection of minors, consumer protection, and online payment services. We receive, collect, store, process, transfer and use certain data about how viewers and buyers engaged with content and advertisements and helps us to leverage that data to become a better storyteller and maximize sales in different marketplaces. Our ability to access and utilize such data is crucial.

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

Risks Related to our Operations in Israel

Conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.

Our offices and management team are located in Israel, while our other facilities located overseas and are not exposed to war damage. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached, these agreements failed to be upheld and military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region. As a result of numerous attacks on marine vessels traversing the Red Sea launched by the Houthi movement we have experienced delays in supplier deliveries, extended lead times, and increased cost of freight, increased insurance costs, purchased materials and manufacturing labor costs. We currently do not experience such delays and the cost of freight is nearly back to the prices prior to the attacks in October 2023, but there is no assurance that we will not experience in the future such delays. The risk of ongoing supply disruptions may further result in delayed deliveries of our products.

The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing (including as the result of a downgrade in Israel’s credit rating by certain credit rating agencies), which may have a material adverse effect on the Company and its ability to effectively conduct its operations.

The military hostilities have included and may include terror, missile and drone attacks. our offices have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

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

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations.

Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business, results of operations, and ability to raise additional funds, if deemed necessary by our management and board of directors.

Exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings.

Our reporting and functional currency is the U.S. dollar. Our revenues are currently primarily payable in GBP and we expect our future revenues to be equally divided between GBP and U.S. Dollar. However, most of our expenses are also in U.S. Dollar, NIS and some in Euro. As a result, we are exposed to the currency fluctuation risks relating to the recording of our expenses in U.S. dollars.

It may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts.

We are incorporated in Israel. All of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this Annual Report.

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

On April 25, 2024, we received a written notice, or the Notice, from Nasdaq indicating that we were not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted an initial period of 180 calendar days to regain compliance with the minimum bid price requirement, and thereafter on October 23, 2024 we were granted an additional 180 calendar day period. Although we have since cured this deficiency by, among other things, effecting the November 2024 Reverse Split, and have regained compliance with Nasdaq Listing Rule 5550(a)(2), there is a risk that we could be subject to additional notices of delisting for failure to comply with Nasdaq Listing Rule 5550(a)(2) or other Nasdaq Listing Rules. In addition, on January 17, 2025, the SEC approved an amendment to Nasdaq Listing Rule 5810(c)(3)(A)(iv), according to which, if a company fails to meet the minimum bid price requirement and the company has effected a reverse share split over the prior one-year period, the company would not be eligible for any compliance period and the Listing Qualifications Department will issue a Delisting Determination under Rule 5810 with respect to that company’s securities. This change will apply to a company even if the company was in compliance with the bid price requirement at the time of its prior reverse share split. In addition, if a company’s security fails to meet the bid price requirement and the company has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the company is not eligible for any compliance periods and Nasdaq must issue a Delisting Determination with respect to that security. Accordingly, there is a risk that if within one year of the November 2024 Reverse Split or any other future reverse share splits effected from time to time, our Ordinary Shares trade below $1.00 per share for 30 consecutive business days, we will not be eligible for any compliance period and the Listing Qualifications Department will issue a Delisting Determination for our Ordinary Shares by Nasdaq.

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

The estimates of market opportunity, market size and forecasts of market growth included in this Annual Report and our other publicly filed documents may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity, size estimates and growth forecasts included in this Annual Report and our other publicly filed documents are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. For example, several of the reports and data on which our estimates and forecasts are based rely on projections of consumer adoption and incorporate data from secondary sources, such as company websites as well as industry, trade and government publications.

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

Finally, we are evaluating our total addressable market with respect to new product offerings and new markets. These estimates of total addressable market and growth forecasts are subject to significant uncertainty, are based on assumptions and estimates that may not prove to be accurate and are based on data published by third parties that we have not independently verified. Even if the market in which we compete meets the size estimates and growth forecasted in this Annual Report, our business could fail to grow at similar rates, if at all.

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

We may take advantage some or all of these and other exemptions until we are no longer an “emerging growth company”. We could be an emerging growth company up to the end of the fiscal year in which the fifth anniversary of the completion of our IPO, or 2027. Our status as an emerging growth company will end as soon as any of the following take place:

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

The market price of our securities is volatile. The price of our securities is and will continue to be subject to wide fluctuations in response to a variety of factors, including the following:

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

In the future, we may issue additional authorized but previously unissued equity securities, resulting in the dilution of ownership interests of our present shareholders. Furthermore, we may issue equity awards to management, employees and other eligible persons in the future under our 2024 Incentive Option Plan, or our 2024 Incentive Plan. Additional Ordinary Shares issued by us in the future will dilute an investor’s investment in the Company. In addition, we may seek shareholder approval to increase the amount of the Company’s authorized shares, which would create the potential for further dilution of current investors.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2024, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC. See “Taxation - U.S. Federal Income Tax Considerations - Passive Foreign Investment Companies” for additional information.

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

Risks Related to our Proposed Corporate Restructuring Plan

The proposed restructuring plan, which may involve transferring our holdings in our subsidiaries to a separate public company, may not be completed in accordance with the expected plans or anticipated timeline, or at all, and may not achieve the expected results.

On November 29, 2023, we announced that our board of directors resolved to initiate a process to identify potential strategic transactions in the field of advanced technologies, with the goal of maximizing shareholder value.

On January 21, 2025, we entered into the Smart Repair LOI, for the sale of Smart Repair Pro to a company listed on the TSX Venture Exchange. Pursuant to the Smart Repair LOI and subject to the entry into a binding agreement, we will transfer all of the issued and outstanding capital stock of Smart Repair Pro to the Acquirer, in exchange for up to a 90% equity interest in the Acquiror, on a fully diluted basis, calculated as of immediately following the closing of the transaction. The completion of the transactions contemplated by the Smart Repair LOI is subject to the successful completion of due diligence by both parties, the execution of binding definitive agreement, which shall include customary closing conditions, compliance with any regulatory approvals, receipt of any necessary consents, final approvals from our board of directors and shareholders, and may be also subject to, among other things, market conditions, tax or other business analyses. See “Item B. Business Overview – Recent Developments – Smart Repair Pro LOI”, for further information.

On February 6, 2025, we entered into the Purchase Agreement with Impact, a capital pool company listed on the TSX Venture Exchange, pursuant to which, on the terms and subject to the conditions of the Purchase Agreement, Fort will merge with and into Impact, with Impact continuing as the surviving corporation. Pursuant to the Purchase Agreement, we will sell to Impact, all of the issued and outstanding ordinary shares of Fort, in consideration for 100,000,000 common shares of Impact and up to an additional 66,000,000 common shares of Impact contingent upon the achievement of certain pre-determined milestones, representing a post-closing equity interest in Impact of 75.02% (or up to 83.29% in the event of the full achievement of the milestones). The completion of the Proposed Fort Merger is subject to the satisfaction or waiver of certain conditions precedent. See “Item B. Business Overview – Recent Developments – Share Purchase Agreement with Impact” for further information.

There can be no assurance regarding the ultimate timing of the pending transactions or any other restructuring plans.

Unanticipated developments or changes, including but not limited to, changes in the general or financial market conditions, possible delays in obtaining various regulatory and tax approvals, changes in the law, and challenges in entering into definitive agreements with respect to the transactions or executing the Proposed Merger or any other restructuring plan could delay or prevent the completion of the Restructuring Plan or cause the Restructuring Plan to occur on terms or conditions that are different or less favorable than initially expected. These or other developments could cause us not to realize some or all of the expected benefits of the Restructuring Plan or to realize them on a different timeline than expected. If the Restructuring Plan does not occur, we could pursue other transactions involving our e-commerce activities.

The Restructuring Plan may not achieve the anticipated benefits and may expose us to additional risks.

We may not realize the anticipated strategic, financial, operational or other benefits of the Restructuring Plan. We cannot predict with certainty when the benefits expected from these transactions will occur or the extent to which they will be achieved. There is no assurance that following the Restructuring Plan that each separate company will be successful. Whether or not all or any portion of the Restructuring Plan is completed, we may face material challenges in connection with the proposed or pending transactions, including but not limited to, the diversion of management time on matters relating to the Restructuring Plan, the impact of having to operate under the terms of any transition service agreements, the impact on our ability to retain talent and potential impacts on our relationships with customers, suppliers, employees and other counterparties. In addition, we will incur one-time costs and ongoing costs in connection with, or as a result of, the Restructuring Plan, including costs of operating as independent, publicly-traded companies that the separate businesses will no longer be able to share. Those costs may exceed our estimates or could negate some of the benefits we expect to realize. If we do not realize the anticipated benefits of the Restructuring Plan it could adversely affect our business, results of operations, cash flows and financial condition.

Following any Restructuring Plan, the trading price of our Ordinary Shares may fluctuate significantly.

We cannot predict whether the market value of our Ordinary Shares after any Restructuring Plan will be, in the aggregate, less than, equal to or greater than the market value of our Ordinary Shares prior to such transactions. The trading price of our Ordinary Shares may be more volatile around the time of the intended separation.

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

Our principal executive offices are located at 7 Mezada Street, Bnei Brak, Israel 5126112. Our telephone number in Israel is +972-3-7713520. Our website address is www.jeffsbrands.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only.

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

We are an e-commerce CPG company operating primarily on Amazon. We were incorporated in Israel in March 2021, under the name Jeffs’ Brands Ltd to provide various services, such as management, operation and logistics, marketing and financial services to our subsidiaries that operate online stores for the sale of various consumer products on Amazon, utilizing the FBA model. As of the date of this Annual Report, we have six wholly owned subsidiaries, held directly by us or through our subsidiaries: Top Rank, Fort, Smart Repair Pro, Pure Logistics, Jeffs’ Brands Holdings and Fort Products LLC. Jeffs’ Brands Holdings also holds a minority interest in SciSparc Nutraceuticals, to whom we provide a variety of professional and business support services.

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

Our Stores, Brands, Products and Services

As of the date of this Annual Report:

●	Smart Repair Pro owns and operates two stores on Amazon (i) KnifePlanet with 4 different Brands: KnifePlanet, CC-Exquisite, PetEvo brands and the Wellted brand and (ii) the Whoobli brand. Under the KnifePlanet brand, we offer a complete premium stone knife-sharpening sets, sharpeners and nonslip rubber bases. Under the CC-Exquisite brand, we offer professional steel & soft-tip dart sets and darts holders. Under the PetEvo brand, we offer car door & car seats protectors for pets. Under the Wellted brand, we offer reusable, self-cleansing pet hair removers for cats and dogs. Under the Whoobli brand, we offer punching bag sets and party supply kits for children.

Smart Repair Pro also owns Pure Logistics which operates a strategically located logistics center in New Jersey and provides logistics services to us and to third parties.

●	Fort owns and operates the Fort brand, which sells pest control products primarily through Amazon UK.

●	Jeffs’ Brands Holdings owns a minority interest in SciSparc Nutraceuticals, a majority-owned subsidiary of SciSparc Ltd., or SciSparc, that owns and operates Wellution, a brand that sells hemp seed oil-based products on Amazon.

As of the date of this Annual Report, our material stores on Amazon, brands, products and services, consist of the following:

Whoobli Store

Our revenues from sales on the Whoobli store for the year ended December 31, 2024 were approximately $1,311 thousand, or 9.58%, of our total revenues for such period.

The Whoobli store sells a variety of punching bag sets, including: Whoobli Adjustable Kids Punching Bag with Stand; Whoobli Ninja Inflatable Kids Punching Bag; Whoobli Unicorn Birthday Party Supplies; Whoobli Mermaid Party Supplies; Whoobli Dinosaur Party Supplies; and the Whoobli Construction Birthday Party Supplies.

KnifePlanet Store

Our revenues from sales on the KnifePlanet store for the year ended December 31, 2024 were approximately $2,377, or 17.37%, of our total revenues for such period.

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

Wellted Store

Our revenues from sales on the Wellted store for the year ended December 31, 2024, were approximately $123 thousand, or 0.91%, of our total revenues for such period.

The Wellted store sells a pet hair removal product. As of March 2025, we no longer sell products on the Wellted store and the Wellted brand’s products are sold under the KnifePlanet Store.

Fort Store

Our revenues from sales on the Fort store for the year ended December 31, 2024, were approximately $9,876 thousand, or 72.14%, of our total revenues for such period.

The Fort store sells a variety of pest control products, including, among others: rat and mouse poison, rat traps, and tamper proof rodent bait boxes.

Fort has also partnered with digital developers to create an AI-based mobile application designed to identify pests and provide tailored treatment recommendations. The app, expected to launch in the first half of 2025, will offer access to Fort’s products and is intended to strengthen Fort’s position as an innovator in both e-commerce and pest control solutions.

Wellution Store

Our proportional share of the revenues from sales on the Wellution store for the year ended December 31, 2024, was approximately $2,137. We do not consolidate the financial results of SciSparc Nutraceuticals or the sales of the Wellution products in our consolidated financial statements.

Logistics Center

On March 18, 2025, Smart Repair Pro closed the acquisition of Pure Logistics, a New Jersey limited liability company that operates a strategically located approximately 100,000 square foot logistics center equipped with 20 loading docks in New Jersey. Following the Pure Logistics Acquisition, we anticipate strengthening our supply chain and third-party service offerings. The logistics center is situated near a major port in the United States and in close proximity to Newark Liberty International and John F. Kennedy International Airports and will support our expansion while also offering services to third parties. The financial results of Pure Logistics are not part of our consolidated financial statements for the fiscal year ended December 31, 2024, as the Pure Logistics Acquisition was completed after the reporting period.

Reseller Agreement

Pursuant to a reseller agreement, dated December 5, 2024, or the ParaZero Reseller Agreement, we entered into with ParaZero Technologies Ltd., or ParaZero, we received an exclusive worldwide right to distribute certain advanced drone safety systems developed by ParaZero. Such drone safety systems have been available for sale on Amazon U.S. since December 30, 2024, under the KnifePlanet store.

Our Customers

Our customers are primarily individual online consumers who purchase our products primarily on Amazon U.S., Amazon U.K. and Amazon EU marketplaces, which contributed to our increase in sales year over year.

In each of 2024 and 2023, approximately 96% to 99% of our revenue was through or with Amazon sales platform.

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

●	Sophisticated know-how of data analysis technology platforms: We believe our use of research data and deep analysis software tools enables us to successfully identify new product opportunities, execute a fast and efficient procurement process and offer and sell our goods at a competitive yet lucrative price. Our deep knowledge of analyzing Amazon is one of our company’s key competitive advantages in the fast-changing online CPG market. We are able to identify product opportunities, including relevant product specifications, based on consumer preferences, product trends and attributes and competitive landscape analysis. We also have profound familiarity with Amazon’s algorithm and all the tools that its FBA platform has to offer.

●	Strong logistical capabilities, supply chain management as an integral part of our business: Our logistical capabilities were formulated prior to the establishment of our Company. We view the logistical aspect of our business as a main and important factor to our success and we work hard to achieve it. Every product opportunity that we encounter is handled with strong and efficient logistical tools and no opportunity will be neglected due to lack of logistical capabilities or low profitability. In the U.K., Fort leases two warehouses for the storage of its inventory, which streamlines its supply chain management. for faster turnaround times and enhanced efficiency for inventory management and order fulfillment; and supports the expansion of Fort’s operations in the U.S. We plan on expanding Fort’s operations in the U.S. based upon the success of Fort in the U.K., with the logistics center in New Jersey operated by Pure Logistics which we recently acquired.

●	Procurement of well targeted products reduces risk and costs: We believe our approach of identifying products, procuring and handling all logistics fast and efficiently and selling products when they are most desirable reduces risks of not reaching sales targets and also reduces the cost of brand development and the process of introducing a new product to the market. We believe a company like ours should only move forward with products following thorough market research and analysis.

Industry Overview and Market Opportunity

The global retail e-commerce market is expected to continue growing. According to analysis published by Statista, the global retail e-commerce market is estimated to reach $8.034 trillion in 2027. Revenues are expected to grow from 2023 to 2027 by 39%. According to this analysis, e-commerce continues to attract new consumers. Convenience is the key driver for shoppers around the world to order online, rather than visit a brick-and-mortar store. The global e-commerce growth forecast has two underlying developments. Most global markets are still in the process of increasing internet penetration and digitalization, meaning that the infrastructure required for e-commerce to flourish is still being built. At the same time, the most-developed e-commerce markets are currently profiting from the benefits of AI. New technologies and automation are making the customer journey and order fulfillment process more efficient, turning online retail into a well-oiled machine.

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

Also, the COVID-19 pandemic accelerated the shift toward online shopping, accelerating the sales demand

We believe, this new normal created a huge opportunity for e-commerce players, such as Jeffs’ Brands, which has the capability to respond to the current demand and market trends.

Moreover, Amazon, which is the primary platform that our business is based on, continues to rise and grow. In 2024, Amazon’s global sales were $637.96 billion, an 11% increase year- over year. Amazon’s sales, however, are not necessarily indicative of our current or future sales, as Amazon sells vast and varied quantities of products on its platforms, whereas we sell only a limited quantity of products on Amazon and are not otherwise affiliated with Amazon. While our sales represent a small fraction of the sales on Amazon, we believe that Amazon provides us with a unique opportunity to grow our sales.

Annual Net Sales Revenues of Amazon from 2004 to 2024 (in billion U.S. dollars)

Source: Statista - Annual net sales revenues of Amazon from 2004 to 2024

Note that Amazon’s net sales presented in this chart are not necessarily indicative of our current or future sales.

According to Statista, most of Amazon’s revenue is generated through e-retail sales of different categories of products, followed by third-party seller revenues, retail and media subscriptions, and AWS cloud services. Amazon serves as a global platform for third-party sellers (3P), which are independent sellers using Amazon as an e-commerce site to offer their products. 3P sales account for roughly 60% of the total paid units on Amazon. Amazon also provides sellers with end-to-end logistics services. The FBA option includes order picking, packing, shipping, and handling and it is now used to distribute about half of the units sold on Amazon.

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

While online shoppers differ greatly depending on their respective regions around the world, there are general indicators that help with understanding basic digital consumer behavior. Leading marketplaces serve as a source of inspiration and the primary place to search for products online before the actual purchase.

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

Strategy

Growth Strategy

The key elements of our growth strategy include:

●	High-end search and identification of high value products and expansion into new markets and territories;

●	Frequent introduction of new products to our customers in various geographical markets;

●	Effective use of our competitive advantage - our know-how uses of software-based technology;

●	Leverage of our logistical capabilities and knowledge to reduce costs and increase purchasing power; and

●	Continued monetarization of our competitors to ensure we maintain our competitive differentiation and advantages.

Our growth, as described above is expected to be generated by the expansion of our current platforms to new territories and by growing our logistical capabilities, which we believe will bolster our competitive advantage. In March 2025, we closed the acquisition of Pure Logistics, a company that operates a strategically located approximately 100,000 square foot logistics center equipped with 20 loading docks in New Jersey. In February 2024, Fort launched its sales on Amazon in France and Germany.

Intellectual Property

As of the date of this Annual Report, we own 13 trademarks: KnifePlanet, CC-Exquisite, Whoobli, PetEvo, Wellted, Roshield, Entopest, Rempro, Birdgo, ProPest, Topperama, Dr Grögel and Seaheaven.

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

As of the date of this Annual Report, we use third party warehouses to fulfill direct-to-consumer orders, through agreements or terms of services.

As of the date of this Annual Report, we have warehousing and distribution agreements with three warehouses in the United States, one in Canada, two in the United Kingdom and one in Germany, which generally provide that the service provider will provide warehousing services at its warehousing facility and distribution services for our products. Through these third parties, we believe we can deliver products within two days of the order being placed on Amazon through ground shipment across approximately 95% of the U.S. market.

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

Under this law, business persons are prohibited from employing the following methods to infringe trade secrets: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as stealing, solicitation or coercion; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; or (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties in the amount of RMB 10,000 - 200,000. Alternatively, persons whose trade secrets are being misappropriated may file lawsuits in a Chinese court for loss and damages caused by the misappropriation.

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

Regulations Relating to Data Privacy and Security

Regulations, legislation or self-regulation relating to privacy, data collection and protection, e-commerce and internet advertising (including, behavioral advertising) and uncertainties regarding the application or interpretation of existing or newly adopted laws and regulations, could harm our business and subject us to significant legal liability for non-compliance. Our ability to either collect or use data could be restricted by new laws or regulations.

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

While it is generally the laws of the jurisdiction in which a business is located that apply, there is a risk that data protection regulators of other countries may seek jurisdiction over our remotely activities in locations in which we process data or serve shoppers but do not have an operating entity. Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that shopper data is only collected and processed in accordance with applicable local law. In addition, because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy and data protection laws, including jurisdictions where we have no local entity, employees or infrastructure. In such cases, we may require additional legal review and resources to ensure compliance with any applicable privacy or data protection laws and regulations. In addition, in many jurisdictions there may in the future be new legislation that may affect our business and require additional legal review.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. For example, in the European Economic Area, or the EEA, we are subject to the GDPR, which imposes stringent operational requirements regarding, among others, data use, sharing and processing, data breach notifications, data subject rights, documentation, and cross-border data transfers for EEA entities as well as non-EEA entities that offer goods or services to, or monitor, individuals in the EEA. Failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for especially severe violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR).

In addition to the GDPR, we are subject to the United Kingdom’s Data Protection Act of 2018, or the U.K. GDPR, that imposes obligations and penalties similar to the GDPR including fines up to the greater of £17.5 million or 4% of global turnover. EEA and U.K. privacy laws are constantly developing, including through case law and regulatory guidance, which increases our compliance costs and regulatory exposure.

In the EEA and the U.K. under national laws, derived from the Directive 2002/58 on Privacy and Electronic Communications, or the ePrivacy Directive, informed and freely given consent is required for the placement of cookies and similar technologies on shoppers’ devices, website users and imposes restrictions on electronic marketing, subject to some exemptions. The GDPR and U.K. regime also impose conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents. Recent European court and regulatory decisions are driving increased attention to cookies and tracking technologies, which could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities.

Additionally, we are or may soon be subject to the CCPA, as amended by the California Privacy Rights Act, which came into effect on January 1, 2020 and, imposes heightened transparency obligations, adds restrictions on the “sale” or “share” of personal information (which it defines broadly), and creates new data privacy rights for California residents and carries significant enforcement penalties for non-compliance. The California Attorney General enforces the CCPA and can seek an injunction and civil penalties up to $7,500 per intentional violation and $2,500 per other violation. The CCPA also provides California consumers a private right of action for certain data breaches where they can recover up to $750 per incident, per consumer or actual damages, whichever is greater, and which is expected to increase data breach litigation. The CCPA may require us to modify our data practices and policies and to incur substantial costs and expenses in order to comply. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulation (for example, the VCDPA that went into effect on January 1, 2023; the CPA, which went into effect on July 1, 2023; the CDPA, which went into effect on July 1, 2023; the UCPA, which went into effect on December 31, 2023; and most recently the DPDPA; the ICDPA; the NCDPA; and the NHPA, all of which came into effect on January 1, 2025, as well as the NJDPA which came into effect on January 15, 2025. Over the course of 2025 similar laws imposing new privacy rights and obligations will come into effect, including the Tennessee Information Protection Act on July 1, 2025; the Minnesota Consumer Data Privacy Act on July 31, 2025; and the Maryland Online Data Privacy Act on October. 1, 2025. Further, laws in all 50 states require companies to provide notice to consumers whose personal information has been disclosed or subject to unauthorized access as a result of a data breach. More generally, some observers have noted the trend toward more stringent privacy legislation and judicial action in the US, including similar laws and decisions in other U.S. states and a potential federal privacy law, all of which could increase our potential liability and adversely affect our business.

In addition, we are also subject to the Israeli Privacy Protection Law, 1981, or the Israeli Privacy Law, and its regulations, including but not limited to the Israeli Privacy Protection Regulations (Data Security) 2017, or the Data Security Regulations, that impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as the guidelines of the Israeli Privacy Protection Authority. In addition, in 2023, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023 were enacted and consequently provide, in certain cases, additional rights to data subjects from the EEA and Israel. In this respect, the Israeli Privacy Law and its Regulations including the Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. Failure to comply with the Israeli Privacy Law, its regulations and guidelines issued by the Privacy Protection Authority, may expose us to enforcement actions, administrative fines and penalties, litigation (including class actions) and in certain cases criminal liability.

Furthermore, on August 5, 2024, the Israeli parliament approved Amendment 13 to the Israeli Privacy Protection Law 1981, which will come into effect on August 14, 2025, or the Amendment. This Amendment enhances data security requirements, expands enforcement powers for the Privacy Protection Authority, introduces guidance for data transfers and imposes additional obligations on organizations handling personal data. The consequences of implementing the requirements under the Amendment could lead to substantial costs, require significant system changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority that reveals certain irregularities with respect to our compliance with the Israeli Privacy Law, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

We rely on information technology systems to operate and manage our business and to process, maintain, and safeguard information, including information related to our users, clients, partners, and personnel. This information is stored and managed within our internal information technology infrastructure or, in certain instances, on platforms maintained by third-party service providers. These systems, whether operated internally or externally, may be subject to breaches, failures, or disruptions as a result of, among other things, cyber-attacks, computer viruses, physical security breaches, natural disasters, accidents, power disruptions, telecommunications failures, new system implementations, or acts of terrorism or war. In the current environment, there are numerous and evolving risks to cybersecurity, data and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological errors. High-profile security breaches at other companies and in government agencies have increased in frequency and sophistication in recent years. Moreover, geopolitical tensions, particularly the Hamas-Israel and the Russia-Ukraine conflicts, have contributed to a surge in cyber-attacks targeting Israeli companies and products globally, posing a threat to critical infrastructure.

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

In the United States and internationally, AI is the subject of evolving review by various governmental and regulatory agencies, including the SEC and the FTC, and changes in laws, rules, directives and regulations governing the use of AI may adversely affect the ability of our business to use or rely on AI. For example, on May 17, 2024, Colorado enacted the Colorado AI Act. The Colorado AI Act creates duties for developers and for those that deploy AI. There is a specific focus on bias and discrimination. The Act will go into effect on February 1, 2026.

In Europe, the EU AI Act entered into force on February 2, 2025, with different provisions becoming gradually applicable on different dates. The EU AI Act applies to companies that develop, use and/or provide AI in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy and general-purpose AI models. Furthermore, it includes fines of the higher of €35,000,000 or up to 7 percent of a company’s total worldwide annual turnover for non-compliance with prohibited AI practices, or the higher of €7,500,000 or up to 1 percent of a company’s total worldwide annual turnover for the supply of incorrect, incomplete, or misleading information to notified bodies and national competent authorities in certain contexts. In addition, on September 28, 2022, the European Commission proposed two Directives seeking to establish a harmonized civil liability regime for AI in the EU, in order to facilitate civil claims in respect of harm caused by AI and to include AI-enabled products within the scope of the EU’s existing strict liability regime. The cost of complying with such laws or regulations could be significant and could increase our operating expenses, require technical changes, development and implementations, which could adversely affect our business, financial condition and results of operations.

Recent Developments

Pure Logistics Acquisition

On March 10, 2025, we entered into a purchase agreement, or the Pure Logistics Purchase Agreement, with Smart Repair Pro, Pure Logistics, and the current holders of the issued and outstanding equity interests and assets of Pure Logistics, L.I.A. Pure Capital Ltd., Eliyahu Yoresh and Tal Yoresh, or the Sellers, pursuant to which, on March 18, 2025, the Sellers sold to Smart Repair, all of the issued and outstanding equity interests of Pure Logistics, in consideration for a base payment of $2,100,000, which was paid at the closing and a deferred payment of $500,000, or the Deferred Payment.

The Deferred Payment was made through issuance of promissory notes, or the Promissory Notes, in the aggregate principal amount of $500,000 bearing an annual interest rate of 9%, at the closing and to be repaid by Smart Repair in ten monthly installments of $50,000 each, pro-rated to each Seller’s percentage of ownership in Pure Logistics, starting after the sixth month anniversary of the date of the closing.

As security for the full repayment of the outstanding due amounts under the Promissory Notes, at the closing, we issued to the Sellers warrants to purchase up to 81,819 Ordinary Shares, at an exercise price per share initially equal to $2.75 per Ordinary Share, or the Pure Logistics Warrants. The Pure Logistics Warrants will only become exercisable upon the occurrence of an Event of Default (as defined in the Promissory Notes). Upon an Event of Default, the number of Ordinary Shares underlying the Pure Logistics Warrants will be adjusted to reflect the outstanding amount due by Smart Repair Pro to each Seller under his Promissory Note, or the Outstanding Amount, such that the number of the Ordinary Shares underlying the Pure Logistics Warrant will be equal to the Outstanding Amount divided by the New Exercise Price then in effect, minus the amount of underlying ordinary shares already exercised (if any), rounded up to the nearest whole number. The “New Exercise Price” will be equal to 135% of the closing price of the Ordinary Shares on the Nasdaq Capital Market as of the date of Event of Default. The exercise price of the Pure Logistics Warrants and the number of Ordinary Shares underlying the Pure Logistics Warrants are also subject to certain anti-dilution and share combination event protections, as set forth in the Pure Logistics Warrants. The exercise of the Pure Logistics Warrants is the Sellers’ sole recourse against non-payment of the principal amount and any due interest. Effective as of March 11, 2025, in connection with the partial conversion of the January 2025 Promissory Note (as defined below) into Ordinary Shares, the exercise price of the Pure Logistics Warrant was adjusted to $1.22609 per Ordinary Share, pursuant to Section 2(a) of the Pure Logistics Warrant (subject to any further adjustment as provided therein).

In addition, pursuant to the terms of the Pure Logistics Purchase Agreement, Smart Repair Pro delivered to the Sellers an aggregate cash payment of $247,401.87, covering an outstanding security deposit provided by the Sellers under a current lease agreement of Pure Logistics.

Impact Share Purchase Agreement

On February 6, 2025, we entered into the Purchase Agreement with Impact, pursuant to which, on the terms and subject to the conditions of the agreement, Fort will merge with and into Impact, with Impact as the surviving corporation. Pursuant to the Purchase Agreement, at the closing of the Proposed Fort Merger, we will sell to Impact, and Impact will purchase from us, all of the issued and outstanding shares of Fort, in consideration for 100,000,000 common shares of Impact and up to an additional 66,000,000 common shares of Impact, contingent upon the achievement of certain pre-determined milestones, or the Contingent Right Shares, each at a deemed price per share of CAD 0.171246, representing a post-closing equity interest in Impact of 75.02% (or up to 83.29% in the event of the full achievement of the milestones). The Proposed Fort Merger is based on a total value of Impact of approximately CAD 4.8 million (approximately $3.3 million) (considering its cash position of at least CAD 700,000 (approximately $486,330), after transaction costs) and a total valuation ascribed to Fort of approximately CAD 17.1 million (approximately $11.9 million).

Pursuant to the Purchase Agreement, upon the achievement of certain milestones, the Contingent Right Shares will be issued to us as follows: (i) 22,000,000 common shares of Impact will be issued upon the completion of a transaction resulting in Impact listing its securities on the New York Stock Exchange or the Nasdaq Stock Market LLC, or another transaction resulting in the issuance of shares listed on a U.S. national securities exchange, to shareholders of Impact in exchange for their common shares of Impact, if such transaction is completed within 24 months from the date of closing; (ii) 22,000,000 common shares of Impact will be issued upon the successful capital raising by Impact, within 48 months of the closing date in equity and/or debt financing, an aggregate of $8 million or more; and (iii) 22,000,000 common shares of Impact will be issued upon Impact reaching annual revenues of a minimum of $15 million by December 31, 2028, as reflected in Impact’s audited financial statements for such periods.

The completion of the Proposed Fort Merger is subject to the satisfaction or waiver of certain conditions, including, but not limited to: (i) the fair market value of the equity interests of Fort being equal to at least CAD 14 million (approximately $9.7 million), based on a valuation report to be obtained; (ii) the receipt by us of a pre-ruling from the Israel Tax Authority approving the transaction; and (iii) the completion of due diligence by the parties and the receipt of corporate and regulatory approvals. On March 13, 2025, we announced that Impact obtained a valuation report from Evans & Evans, Inc., which indicates that in the opinion of Evans & Evans, Inc., the fair market value of the equity interests of Fort as of January 31, 2025, was between CAD 16.8 and 20.5 million (approximately $11.6 to $14.2 million), on a controlling, marketable basis, subject to the assumptions and qualifications specified therein.

Subject to the satisfaction or waiver of all conditions precedents to the Proposed Fort Merger, we anticipate that the transaction will be completed by May 31, 2025; however, there can be no assurance that the transaction will be completed on the agreed terms or at all. The final structure of the transaction is subject to the receipt of tax, corporate and securities law advice by both Impact and Jeffs’ Brands.

Smart Repair Pro LOI

On January 21, 2025, we entered into the Smart Repair LOI, with the Acquiror, for the proposed acquisition of Smart Repair Pro and our approximately 49.1% ownership interest (held by our subsidiary, Jeffs’ Brands Holdings) in SciSparc Nutraceuticals, in exchange for up to a 90% equity interest in the Acquiror (on a fully diluted basis), calculated as of immediately following the closing of the transaction and based on a valuation of CAD 17.125 million (approximately $11.8 million) of Smart Repair Pro and the minority interest in SciSparc Nutraceuticals, and a valuation of CAD 4.85 million (taking into account the full potential consideration and contingent on cash holdings of at least CAD 300,000 (approximately $207,000) of the Acquiror, or the Smart Repair Transaction.

Following the signing of the Smart Repair LOI, the negotiated terms of the Smart Repair Transaction were updated, such that prior to the execution of the definitive agreement with respect to the Smart Repair Transaction, we intend to enter into a share transfer agreement with Smart Repair Pro to transfer to Smart Repair Pro 5,000 shares of common stock, $0.01 par value per share of Jeffs’ Brands Holdings (which holds the minority interest in SciSparc Nutraceuticals), in exchange for shares of common stock of Smart Repair Pro, such that Jeff’ Brands Holdings will be a direct wholly owned subsidiary of Smart Repair Pro. Thereafter, and subject to the entry into a binding agreement, we will transfer all of the issued and outstanding shares of common stock of Smart Repair Pro to the Acquiror in exchange for initially 75% of the Acquiror’s issued and outstanding shares, as an initial payment upon the closing of the Smart Repair Transaction. Upon the achievement of certain milestones, we will receive an aggregate additional number of shares for up to a 90% equity interest in the Acquiror, on a fully diluted basis, calculated as of immediately following the closing of the Smart Repair Transaction.

The Smart Repair Transaction is expected to close by May 30, 2025, subject to the successful completion of due diligence by both parties, the execution of binding definitive agreements with respect to the transaction, which shall include customary closing conditions, and compliance with any regulatory approvals. There is no guarantee when or if the Smart Repair Transaction will be completed. Either party may terminate the Smart Repair LOI upon written notice to the other party that it is terminating negotiations with respect to the proposed transaction if it does not deem the due diligence review of the other party to be satisfactory. The Smart Repair LOI will automatically terminate upon the earlier of (i) the execution of definitive agreements with respect to the transaction, or (ii) May 31, 2025. On March 27, 2025, we entered into an amendment to the Smart Repair LOI, which extended the termination date from March 31, 2025 to May 31, 2025.

January 2025 Convertible Promissory Note

On January 16, 2025, we issued a non-recourse convertible promissory note in the principal amount of $2,850,000 to an institutional investor, or the January 2025 Promissory Note. The January 2025 Promissory Note was issued with a 10% original issue discount from the principal amount and is to be repaid on in one payment on the 18th month anniversary of the issuance date, or July 16, 2026, unless repaid earlier (partially or in full) at our option, or if extended at the option. or the holder. The principal amount under the January 2025 Promissory Note bears an annual interest rate of 8% (which will increase to 18% upon an event of default, as defined in the note). The outstanding amount due under the January 2025 Promissory Note is convertible (partially or in full) into Ordinary Shares, at the option of the holder, at any time after the issuance date, at a conversion price equal to the lower of (i) $2.80984 per Ordinary Share, or (ii) 95% of the lowest daily volume-weighted average price during the 20 trading days immediately preceding the applicable date of conversion.

In connection with the issuance of the January 2025 Promissory Note, we issued to the holder a warrant to purchase up to 760,720 Ordinary Shares, or the January 2025 Warrant. The January 2025 Warrant was exercisable upon issuance at an initial exercise price of $2.80984 per Ordinary Share (subject to anti-dilution and share combination event protections) and has a term of 5.5 years from the issuance date, or July 16, 2030. The number of Ordinary Shares underlying the January 2025 Promissory Note and the January 2025 Warrant is subject to certain adjustments, as described therein. The exercise of the January 2025 Warrant is the holder’s sole recourse for non-payment of the principal amount, interest, and any payment premium (as defined in the note), if applicable, regardless of whether the value realized from the January 2025 Warrant and/or the Ordinary Shares issued upon conversion of the January 2025 Promissory Note is less than the then outstanding due principal amount, interest, and if applicable, the payment premium. Effective as of March 11, 2025, the exercise price of the January 2025 Warrant was adjusted to $1.22609 per Ordinary Share, pursuant to Section 2(a) of the January 2025 Warrant (subject to any further adjustment as provided therein).

January 2024 PIPE

On January 25, 2024, we entered into a private placement transaction, or the January 2024 PIPE, pursuant to a securities purchase agreement with certain institutional investors, providing for the issuance, in a private placement of Ordinary Shares, pre-funded warrants, Series A warrants and Series B warrants.

Following the November 2024 Reverse Split, on November 26, 2024, the exercise price and the number of Ordinary Shares issuable under the Series A warrants were adjusted, in accordance with the terms therein, or the Reverse Split Adjustment. Following the Reverse Split Adjustment, the exercise price was adjusted to $2.7008 per Ordinary Share and the number of Ordinary Shares underlying the Series A warrants was adjusted to 3,367,123. Effective as of January 16, 2025, the exercise price per each whole Ordinary Share issuable upon exercise of the outstanding Series A warrants was adjusted to $2.435105 per Ordinary Share and effective as of March 11, 2025, in connection with the partial conversion of the January 2025 Promissory Note into Ordinary Shares, the exercise price was further adjusted to $1.22609 per Ordinary Share, pursuant to Section 2(a) of the Series A warrants (subject to any further adjustment as provided therein). See “Item 5.A. Financial Arrangements - January 2024 PIPE,” for further information.

November 2024 Reverse Split

On October 30, 2024, our board of directors approved a 1-for-13 reverse split of our issued and outstanding Ordinary Shares, effective as of November 20, 2024, pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 13 Ordinary Shares held as of such date. The November 2024 Reverse Split did not reduce the number of our authorized share capital. Unless the context expressly dictates otherwise, all references to share and per share amounts referred to herein give effect to the November 2024 Reverse Split.

C.	Organizational Structure

Our organizational chart as of the date of this Annual Report is as follows:

D.	Property, Plant and Equipment

Our principal executive offices are located at 7 Mezada Street, Bnei Brak, Israel 5126112, and our telephone number is +972.3.7713520. This facility comprises approximately 24 square meters, or 2,594 square feet, of space. Our current lease, which we entered into on September 16, 2022, effective as of October 1, 2022, expires on September 30, 2025, with an option to extend the lease on the same terms for an additional two years. Our monthly rent payment as of December 31, 2024, was approximately NIS 19,165 (approximately $5,100). We consider our current office space sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

Pure Logistics operates an approximately 100,000 square foot logistics center equipped with 20 loading docks in New Jersey, which it leases under a sub-lease agreement, with a term expiring on December 31, 2025. The monthly payment as of December 31, 2024 was approximately $84,941.

Fort leases two warehouse facilities in the U.K. The first warehouse is approximately 4,667 square feet. The original lease agreement expired on February 23, 2025, but Fort continues to occupy the premises by mutual agreement with the leasers, until a new negotiated agreement is signed. The annual rent as of December 31, 2024 was £29,946 (approximately $31,161). The second warehouse is approximately 10,638 square feet, which Fort leases under a lease agreement effective as July 1, 2024, for a fixed five-year term with no early termination option. The annual rent as of December 31, 2024 was £52,000 (approximately $63,000).

We believe that all of our facilities are adequate for our current operations and provide sufficient capacity to support our anticipated growth in the foreseeable future.

We have contracts with third party warehouses in one location in the United States, two locations in the United Kingdom, one location in Italy and one location in Germany. These facilities are used for storage of the products prior to the shipment of such products to Amazon’s warehouses, based on availability.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this Annual Report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this Annual Report. Our discussion and analysis of our operating results for the years ended December 31, 2022 and December 31, 2023 can be found in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 1, 2024.

Overview

We are an e-commerce CPG company operating primarily on Amazon. We were incorporated in Israel in March 2021, under the name Jeffs’ Brands Ltd to provide various services, such as management, operation and logistics, marketing and financial services to our subsidiaries that operate online stores for the sale of various consumer products on Amazon, utilizing the FBA model. As of the date of this Annual Report, we have six wholly owned subsidiaries, held directly by us or through our subsidiaries: Top Rank, Fort, Smart Repair Pro, Pure Logistics, Jeffs’ Brands Holdings and Fort Products LLC. Jeffs’ Brands Holdings also holds a minority interest in SciSparc Nutraceuticals, to whom we provide a variety of professional and business support services.

In addition to executing the FBA business model, we utilize internal methodologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, as well as maximizing sales of its existing proprietary products. We also use our own skills, know-how and profound familiarity with Amazon’s algorithm and all the tools that the FBA platform has to offer. In some circumstances we scale the products and improve them.

Comparison of the Results for the Year Ended December 31, 2024 and 2023

Results of Operations

	Year Ended December 31,
U.S. dollars in thousands	2024	2023
Revenues	13,688	10,008
Cost of sales	12,119	9,032
Gross Profit	1,569	976

Sales and marketing	1,302	833
General and administrative	5,405	4,262
Equity losses	1,186	1,249
Other income	(120)	(279)
Operating loss	(6,204)	(5,089)
Financial expense (income) , net	1,290	(523)
Loss before taxes	(7,494)	(4,566)
Tax expense	310	32
Net loss	(7,804)	(4,598)
Loss attributable to holders of Ordinary Shares	(7,804)	(4,598)

Revenues

Our revenues consist of revenue derived from sales on Amazon. The following table discloses the breakdown of our revenues, cost of sales and gross profit for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2024	2023
Revenues	$13,688	10,008
Cost of sales	12,119	9,032
Gross profit	1,569	976

Our revenues for the year ended December 31, 2024, were $13,688 compared to $10,008 for the year ended December 31, 2023, an increase of $3,680, or 36.77%. The increase is mainly attributable to a rapid growth in Fort’s sales in the UK, as well as Fort’s revenues in Europe (mainly in France) that offset the decline in Smart Repair Pro’s revenue.

Cost of goods sold

Our cost of goods sold consist of the purchase of finished goods, freight, cost of commissions to Amazon and change in inventory.

The following table discloses the breakdown of cost of goods sold for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2024	2023
Purchases of finished goods	$6,030	3,817
Freight	$619	311
Storage	$496	660
Salary	$210	70
Packing Supplies	$83	14
Cost of commissions	$6,348	4,431
increase in inventory	$(1,666)	(271)
Total	$12,119	9,032

Fright and storage expenses for the year ended December 31, 2024, amounted $1,115, compared to $971 for the year ended December 31, 2023, an increase of $144 or 14.8%. The increase is mainly due to our decision to move inventory from Europe to the United States and vice versa in order to decrease overall inventory level rather than order new products to either Europe or the United States.

Cost of commissions for the year ended December 31, 2024, amounted $6,348, compared to $4,431 for the year ended December 31, 2023, an increase of $1,917 or 43.2%. The increase is mainly attributable to the increase in revenues and sales on Amazon France which charges higher fees rates than Amazon U.K. and Amazon U.S.

Purchases of finished goods for the year ended December 31, 2024, amounted $6,030, compared to $3,817 for the year ended December 31, 2023, an increase of $2,213 or 58%. The increase is mainly attributable to the increase in Fort’s revenue that required more purchases of finished goods that was offset with a decrease in purchases of finished goods by Smart Repair Pro. In addition, Fort started sourcing finished goods in China in 2024 which resulted in substantial increase in inventory.

Gross Profit

Our gross profit for the year ended December 31, 2024, was $1,569, compared to gross profit of $976 for the year ended December 31, 2023, an increase of $593, or 60.75%. The increase is mainly attributable to the increase in revenue and gross profit as well as profitability of Fort that was offset with a decrease of profitability of Smart Repair Pro.

Operating Expenses

Our current operating expenses consist of four components - marketing and sales expenses and general, administrative expenses, equity losses and other income.

Marketing and Sales Expenses

Our marketing and sales expenses consist primarily of Amazon marketing fees, consultants and other marketing and sales expenses.

The following table discloses the breakdown of marketing and sales expenses for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2024	2023
Advertising	$1,216	754
Wages, salaries and related expenses	86	79
Total	1,302	833

The increase of $463, or 56.3% for the year ended December 31, 2024, as compared to the year ended December 31, 2023, is mainly attributable to an increase in advertising on Amazon by Fort.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and related expenses, professional service fees for accounting, legal and bookkeeping, facilities, amortization of intellectual property assets and other general and administrative expenses. The decision how much to spend in advertising is the seller’s sole decision according to different parameters that may vary within a short term.

The increase of $1,143, or 26.8%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023, is mainly attributable to wages, salaries and related expenses and bonuses we paid to our management and to professional service providers and consulting fees.

Revenue sharing payment which included in other expenses is higher in 2024 compared to 2023 due to increase in revenue in 2024 compared to 2023.

The following table discloses the breakdown of our general and administrative expenses for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2024	2023
Payroll and related expenses	$1,511	$1,067
Professional services and consulting fees	1,995	1,456
Rent and office maintenance	243	169
Amortization of intangible assets	786	739
Insurance	278	359
Other expenses	592	472
Total	5,405	4,262

Equity losses

Our equity losses for the year ended December 31, 2024, was $1,186 compared to an operating loss of $1,249 for the year ended December 31, 2023, a decrease of $63, or 5.04% derive from investment in SciSparc Nutraceuticals. The amount includes $659 impairment loss for the year ended December 31, 2024, compared to $955 for the year ended December 31, 2023.

Other income

Our other income for the year ended December 31, 2024, derive from SciSparc Consulting Agreement, pursuant to which we provide management services to SciSparc Nutraceuticals for the Wellution brand. In addition, we provide a variety of professional and business support services in accordance with transfer pricing work received in SciSparc Nutraceuticals. The aforementioned services are provided in collaboration with SciSparc.

Operating loss

Our operating loss for the year ended December 31, 2024 was $6,204 compared to an operating loss of $5,089 for the year ended December 31, 2023, an increase of $1,115, or 21.91%. The increase in 2024 was due to factors mentioned above.

Financial income

Financial expenses consist of mainly interest, bank fees, revaluation of derivatives and other transactional costs.

Our financial expenses, net was $1,290 for the year ended December 31, 2024, compared to net financial income of $523 for the year ended December 31, 2023, an increase of $1,813. The increase was primarily attributable to issuance cost and change in fair value of derivatives liabilities, that in the year ended December 31, 2024 created expenses of $607 compared to income of $841 in the year ended December 31, 2023.

The following table discloses the breakdown of our financial income for the periods set forth below:

	Year ended December 31
	2024	2023
	U.S. dollars in thousands
Finance income:
Change in fair value of derivative liabilities	-	(841)
Interest income	(78)	(4)
Total finance income	(78)	(845)
Finance expense:
Issuance cost	603	-
Change in fair value of derivative liabilities	607	-
Amortization of loan discount		-
Exchange rate changes	51	91
Interest expense	7	-
Other finance expenses	37	10
Revaluation of securities -fair value through profit or loss	63	221
Total finance expenses	1,368	322
Finance expense (income), net	1,290	(523)

Net loss

Our net loss for the year ended December 31, 2024, was $7,804, compared to net loss of $4,598 for the year ended December 31, 2023, an increase of $3,206, or 69.72%. The increase in 2024 was due to factors mentioned above.

B.	Liquidity and Capital Resources

Overview

Since our inception in March 2021 and since the earlier inception of our subsidiaries, we have financed our operations primarily through funds we received from loans and proceeds from sales on Amazon (after deducting FBA fees and advertising fees) and the issuance of our securities in private placements. As of December 31, 2024 and 2023, we had approximately $2,564 and $535, respectively, in cash and cash equivalents.

The table below presents our cash flow for the periods indicated:

	Year Ended December 31,
U.S. dollars in thousands	2024	2023
Net cash used in operating activities	$(5,875)	$(2,668)
Net cash used in investing activities	$(572)	$(4,814)
Net cash from (used in) financing activities	$8,484	$(86)
Net increase (decrease) in cash and cash equivalents	$2,037	$(7,568)

Our net cash used in operating activities was $5,875 for the year ended December 31, 2024, as compared to net cash from operating activities of $2,668 for the year ended December 31, 2023. Our net cash used in investing activities was $572 for the year ended December 31, 2024, as compared to net cash used in investment activities of $4,814 for the year ended December 31, 2023. Our net cash from financing activities was $8,484 for the year ended December 31, 2024, as compared to net cash used in financing activities of $86 for the year ended December 31, 2023.

The change in our liquidity for the year ended December 31, 2024, resulted from several factors, including:

Operating Activities

Our net cash used in operating activities consists primarily of net loss of $7,804, increase in inventory of $1,666 , decrease in trade receivables of $209, change in fair value of derivative liabilities of $607 offset by depreciation and amortization of intangible assets of $788, loss from change in value of investment at fair value of $62, equity losses of $1,186 thousand and decrease in other receivables of $106 thousand and issuance costs of financial instruments classified as derivative liabilities of $603.

Investing Activities

Our net cash used in investing activities primarily consisted of payments relating to acquisitions completed in 2023, including the final installment of approximately $98 thousand for SciSparc Nutraceuticals and approximately $330 thousand related to the final installment and post-closing adjustments for the acquisition of Fort, respectively.

Financing Activities

Our net cash used in financing activities consists of the issuance of Ordinary Shares, pre-funded warrants and warrants, net in the amount of $6,255 and issuance of Ordinary Shares, pre-funded warrants and warrants, net of issuance costs of $2,229 received upon exercise of warrants.

Financial Arrangements

January 2024 PIPE

On January 25, 2024, we entered into the January 2024 PIPE, in which we issued Ordinary Shares; pre-funded warrants to purchase Ordinary Shares; Series A warrants to purchase Ordinary Shares and Series B warrants to purchase Ordinary Shares. The January 2024 PIPE closed on January 29, 2024. The Company’s aggregate gross proceeds from the January 2024 PIPE were approximately $7,275, before deducting fees to the placement agent and other expenses payable by the Company in connection with the January 2024 PIPE. See “Item 4.B. Recent Developments - January 2024 PIPE” above for further information.

As of the date of this Annual Report, all of the 63,077 Ordinary Shares have been issued following exercise of pre-funded warrants 898,506 Ordinary Shares have been issued following the exercise of Series A warrants and 588,752 Ordinary Shares have been issued following exercise of Series B warrants.

Convertible Promissory Note

On January 16, 2025, we issued the January 2025 Promissory Note in the principal amount of $2,850 to an institutional investor, with net proceeds of $2,565. We intend to use the proceeds, along with any additional funds from the exercise of the January 2025 Warrant, if exercised in cash, for working capital, general corporate purposes, and potential acquisitions to expand Fort’s operations into the U.S. market.

The January 2025 Promissory Note was issued at a 10% original issue discount, bears interest at an annual rate of 8% (increasing to 18% upon default), and is due for repayment on July 16, 2026, unless repaid earlier at our option or extended at the holder’s option. The outstanding balance is convertible into ordinary shares at the lower of (i) $2.80984 per share, or (ii) 95% of the lowest daily volume-weighted average price during the 20 trading days preceding conversion. As of the date of this Annual Report, 93,954 Ordinary Shares have been issued following the partial conversion of the January 2025 Promissory Note by the holder.

In connection with the issuance of the January 2025 Promissory Note, we issued the January 2025 Warrant to purchase up to 760,720 Ordinary Shares. See “Item 4.B. Recent Developments - Convertible Promissory Note” above for further information.

Current Outlook

As of December 31, 2024, our cash and cash equivalents were $2,564. We expect that our existing cash and cash equivalents as of December 31, 2024, will be sufficient to fund our current operations and satisfy our obligations for the next twelve months taking into consideration the proceeds received from the January 2024 PIPE, the exercise of warrants from the January 2024 PIPE and the January 2025 convertible promissory note. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned.

Our future capital requirements will depend on many factors, including:

●	the progress and costs of purchasing new brands and their development plans;

●	the costs of operating Pure Logistics;

●	the costs of manufacturing and shipment of our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

●	the magnitude of our general and administrative expenses; and

●	the costs of completing the contemplated Smart Repair Pro Transaction and the Proposed Fort Merger.

C.	Research and development, patents and licenses, etc.

None.

D.	Trend information

The trends impacting us are described elsewhere in this Annual Report, including in “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, “Item 5.A. Operating Results”, “Item 5.B. Liquidity and Capital Resources”, and Item 10.C. Material Contracts”.

Adverse macroeconomic conditions, including recent inflation, slower growth, changes to fiscal and monetary policy, higher interest rates, and currency fluctuations have impacted companies in Israel and around the world, and as the future market conditions and possible recession remain highly uncertain, we cannot predict severity of the possible recession and its effects on our customers and their spending habits. See also Item 3.D. “Risk Factors” - General economic factors may adversely affect our business, financial performance and results of operations”.

E.	Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements included elsewhere in this Annual Report. We believe that the accounting policies described below and in Note 2 to our financial statements are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Derivative Liabilities

We account for the outstanding additional warrants to purchase up to 31,040 Ordinary Shares at an exercise price of $183.82 per Ordinary Share, issued on November 28, 2022, or the Additional Warrants and the outstanding Series A warrants to purchase up to 2,468,617 Ordinary Shares at an exercise price of $1.22609, issued on January 25, 2024 in connection with the January 2024 PIPE, or the Series A Warrants, as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification, or ASC, Topic 480, “Distinguishing Liabilities from Equity”, or ASC Topic 480, and ASC Topic 815, “Derivatives and Hedging”, or ASC Topic 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC Topic 480, meet the definition of a liability pursuant to ASC Topic 480, and whether the warrants meet all of the requirements for equity classification under ASC Topic 815, including whether the warrants are indexed to our own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of our control, among other conditions for equity classification. Based on their contractual terms, the Additional Warrants are accounted for as a derivative liability

The estimated fair value of the Additional Warrants is determined using Level 3 inputs (as described in the notes to financial statements accompanying this Annual Report). The Additional Warrants were calculated according to the binomial model under the following assumptions: expected stock-price volatility, expected life, dividend yield and risk-free interest rate and revenue forecast over the life of the Additional Warrants.

The estimated fair value of the Series A warrants was calculated according to the binomial model under the following assumptions: expected stock-price volatility, expected life, dividend yield and risk-free interest rate and management assumptions about the probability of future adjustment event.

Intangible Assets Valuation

We review our intangible assets and equity investment for impairment when performance expectations, events, or changes in circumstances indicate that the asset’s carrying value may not be recoverable.

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

Based on the decline in SciSparc Nutraceuticals revenues and operating losses during 2024 and 2023, we used the work of a fair value expert, to determine that the fair value of the Company’s investment in SciSparc Nutraceuticals was impaired. Accordingly, an impairment loss of $659 and $955 thousand was recorded for the year ended December 31, 2024 and 2023 respectively, within equity losses in the consolidated statement of operations.

The fair value measurement of SciSparc Nutraceuticals as of December 31, 2024 and 2023, required significant judgements using Level 3 inputs, such as discounted projected future revenue projections, which are not observable from the market, directly or indirectly. There is uncertainty in the projected future revenues used in the Company’s impairment analysis, which requires the use of estimates and assumptions. Key assumptions in the impairment models included the discount rate and royalty rate.

Recent Accounting Pronouncements

Please see Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report for information regarding recent accounting pronouncements.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this Annual Report:

Name	Age	Position	Class
Viki Hakmon	48	Chief Executive Officer and Director	Class III(5)
Ronen Zalayet	56	Chief Financial Officer	N/A
Naor Bergman	34	Chief Operating Officer	N/A
Oz Adler(1)	38	Chairman of the Board of Directors	Class III(5)
Liron Carmel	40	Director	Class II(6)
Tali Dinar	53	Director	Class I(7)
Moshe Revach(1)(2)(3)(4)	48	Director	Class I(7)
Amitay Weiss(1)	62	Director	Class I(7)
Tomer Etzyoni(1)(2)(3)(4)	44	Director
Israel Berenstein(1)(2)(3)(4)	53	Director

(1)	Independent Director (as defined under the Nasdaq listing rules)

(2)	Member of the Audit Committee

(3)	Member of the Compensation Committee

(4)	Member of the Nominating and Governance Committee

(5)	Class III directors shall hold office until the annual general meeting to be held in 2025 and until their successors shall have been elected and qualified.

(6)	The Class II director shall hold office until the annual general meeting to be held in 2027 and until their successor shall have been elected and qualified.

(7)	Class I directors shall hold office until the annual general meeting to be held in 2026 and until their successors shall have been elected and qualified.

Viki Hakmon, Founder and Chief Executive Officer and Director

Mr. Hakmon has served as our Chief Executive Officer since our inception on March 7, 2021 and as one of our directors since September 2021. Mr. Hakmon serves as Smart Repair Pro’s operating manager since its inception in December 2017. Prior to founding Smart Repair Pro, from April 2014 to April 2017, Mr. Hakmon owned and managed six businesses including two retail stores and four kiosks for computing hardware and software services, in various cities in California, including Pleasanton, San Jose and Palo Alto. We believe that Mr. Hakmon is qualified to serve as a member of our board of directors because of his vast business, management and leadership experience.

Ronen Zalayet, Chief Financial Officer

Mr. Zalayet has served as our Chief Financial Officer since October 2022. Mr. Zalayet has over 20 years of experience working in financial leadership positions in private and public companies, including in growing fintech and technology companies. Mr. Zalayet has served as the chief executive officer and director of Shemen Oil and Gas Resources Ltd, an Israeli company listed on the Tel Aviv Stock Exchange (TASE: SOG) that explores oil and natural gas from July 2021 until December 2023. From November 2019 to June 2021, Mr. Zalayet served as the chief financial officer of Colugo Systems Ltd., a company operating in the transportation field, and from 2016 to 2020, he served as a consultant, director and head of the Israeli office of Access Capital Markets Limited, a finance boutique company headquartered in the United Kingdom. Ms. Zalayet holds a B.A. in Economics and Accounting and an MBA from Tel Aviv University, Israel, and is a certified public accountant in Israel.

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

Oz Adler, Chairman of the Board of Directors

Mr. Adler, CPA, has served on our board of directors since September 2021. Mr. Adler currently serves as the chief executive officer and chief financial officer of SciSparc Ltd. Mr. Adler has served as SciSparc’s chief financial officer since April 2018 and as its chief executive officer since January 2022. Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting roles. From December 2020 to April 2021, Mr. Adler served as the chief financial officer of Xylo Technologies Ltd. (Nasdaq: XYLO), from August 2021 to October 2022 he served as a director of Elbit Imaging Ltd. (TASE: EMITF). Mr. Adler also worked in the audit department of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global between December 2012 and August 2017. Additionally, Mr. Adler currently serves on the board of directors of numerous private and publicly traded companies, including: Clearmind Medicine Inc. (Nasdaq: CMND) (FSE:CWY), Rail Vision Ltd. (Nasdaq: RVSN). Mr. Adler is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel.

Liron Carmel, Director

Mr. Carmel has served as one of our directors since September 2021. Mr. Carmel has served as chief executive officer of Xylo Technologies Ltd. (Nasdaq: XYLO) since April 2019. Mr. Carmel has vast experience in business and leadership across multiple industries, including bio pharma, internet technology, oil and gas exploration and production, real estate and financial services. Since June 2018 Mr. Carmel has served as chairman of the Israel Tennis Table Association. Since September 2022 Mr. Carmel has served as a member of the board of directors of Viewbix Inc. (Nasdaq: VBIX). From January 2017 to May 2018, Mr. Carmel served as the chief executive officer and director of CannaPowder (PINK: CAPD), a bio-pharma company dedicated to developing and applying innovative technology in the cannabinoid field. From January 2018 to April 2019, Mr. Carmel served as a director of Chiron Refineries Ltd. (TASE: CHR), a company engaged in consulting and initiation of transactions in the refineries field, and as a member of the board of directors of Gix Internet Ltd. (TASE: GIX) which operates in the field of software development, marketing and distribution to internet users. From May 2016 to 2018, he served as vice president, business development at Yaad Givatayim Development, a municipal corporation dedicated to initiate, develop and establish projects of public importance. From 2013 to 2015, Mr. Carmel served as an investment manager and as a research and strategy analyst at Excellence Nessuah Investment House, a wealth management firm. We believe that Mr. Carmel is qualified to serve as a member of our board of directors because of his diverse business, management and leadership experience.

Tali Dinar, Director

Mrs. Dinar has served as one of our directors since September 2021. Mrs. Dinar is a senior executive with a two-decade track record in public and private companies in a global environment. Mrs. Dinar has served as chief financial officer of Xylo Technologies Ltd. (Nasdaq: XYLO) since June 2021. Mrs. Dinar also currently serves as a member of the board of directors of ParaZero Ltd. beginning February 13, 2022, as a director of Charging Robotics Ltd. since November 2021, and as a director of Charging Robotics Inc since April 4, 2023. Mrs. Dinar served as Chief Financial Officer of Novomic Ltd., a private company between January 2019 and January 2023. She has also served as a member of the board of directors of Micronet Ltd. (TASE: MCRNT) between July 2016 and February 2023. In addition, she has also served as a director of Canzon Israel Ltd. (TASE: CNZN) since August 2020 until March 2022. Between 2019 and 2020, Mrs. Dinar served as the Chief Financial Officer of TechCare Corp. (currently Citrine Global Corp.) (OTCQB: CTGL). Between 2009 and 2019, Mrs. Dinar worked at the MICT group and served in various positions, including as Chief Financial Officer of MICT Inc. (Nasdaq: MICT) and as Chief Financial Officer of MICT Telematics Ltd. Mrs. Dinar holds a B.A. in Accounting and Business Administration from The College of Management, Israel. We believe that Mrs. Dinar is qualified to serve as a member of our board of directors because of her diverse business, management and proven leadership skills in managing global finance, holding and industrial organizations.

Moshe Revach, Director

Mr. Revach has served as one of our directors since September 2021. Mr. Revach serves as member of the city council of Ramat Gan, Israel, and member of the finance committee of the city council of Ramat Gan, Israel, and previously served in various other municipality positions since 2008. Mr. Revach currently serves as a member of the board of directors of L.L.N IT solutions, a wholly-owned subsidiary of the Jewish Agency for Israel, a board member of Biomedico Hadarim Ltd., a board member of ParaZero Technologies Ltd (Nasdaq: PRZO) since 2022, a board member of SciSparc Ltd. (Nasdaq: SPRC) since January 2022 and a board member of Plantify Foods, Inc. since 2023. Mr. Revach previously served as a member of the board of directors of the RPG Economic Society and Jewish Experience Company on behalf of the Jewish Agency. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and a B.A. in management and economics from the University of Derby. We believe that Mr. Revach is qualified to serve as a member of our board of directors because of his diverse management and leadership experience.

Amitay Weiss, Director

Mr. Weiss has served as one of our directors since August 2022. Mr. Weiss has vast experience serving on boards of directors and other high positions. He has served as chairman of the board of directors of Save Foods Inc. (Nasdaq: SVFD) since August 2020, chairman of the board of directors of Infimer Ltd. (Maintaince) (TASE: INFR-M) since July 2021 and chairman of the board of directors of Upsellon Brands Holdings Ltd. (previously Chiron Ltd.) (TASE: UPSL) since June 2019. He has also served as a member of the board of directors of Automax Motors Ltd. (TASE: AMX) since March 2021, Gix Internet Ltd. (previously Algomizer Ltd.) (TASE: GIX) since March 2019, Clearmind Medicine Inc. (previously Cyntar Ventures Inc.) (CSE: CMND) since August 2019, as an external director of Cofix Group Ltd. (TASE: CFCS) since August 2015 and as a member of the board of directors of SciSparc since August 2020. Mr. Weiss served as chief executive officer of SciSparc from August 2020 to January 2022. He also previously served as chairman of the board of directors of Value Capital One Ltd. (previously P.L.T Financial Services Ltd.) (TASE: VALU) from April 2016 to February 2021 and of Matomy Media Group Ltd. from May 2020 to March 2021. In April 2016, Mr. Weiss founded Amitay Weiss Management Ltd., an economic consulting company, and now serves as its chief executive officer. Mr. Weiss holds a B.A in economics from New England College, an M.B.A. in business administration and an LL.B. from Ono Academic College, Israel. We believe that Mr. Weiss is qualified to serve as a member of our board of directors because of his diverse business, management and leadership experience.

Tomer Etzyoni, Director

Mr. Etzyoni has served as one of our directors since August 2022. Mr. Etzyoni has served as a fitness and health instructor at Wingate College since September 2016, professional course, as workshop instructor at Wingate College since March 2012 and as therapist at Dr. Gill Solberg’s Muscle and Motion Clinic since January 2012. Mr. Etzyoni previously served as fitness and health instructor and diagnostician at Wingate College, Si’im Campus from August 2012 to July 2016. Mr. Etzyoni holds a B.A in Physical Education and Movement, majoring in posture from Kibbutzim College, Israel, a certificate in gym and health clubs instructor from Wingate Institute, Israel, posture and kinesiology specialty certificate from Wingate Institute, Israel, Yir Karni’s neuration course, Wingate Institute, Israel, Thai stretches course, from Broshim Campus, Israel athletics instructor certificate from Kibbutzim College, Israel and a certificate in ergonomics and posture specialty from Kibbutzim College, Israel. We believe that Mr. Etzyoni is qualified to serve as a member of our board of directors because of his diverse fitness and health knowledge and his vast experience in fitness and health - issues that are related to the brands we sell or will sell in the future.

Israel Berenstein, Director

Mr. Berenstein has served as one of our directors since December 14, 2023. Mr. Berenstein has also serves as a director of Plantify Foods INC. (TSXV: PTFY), since July 2023, N2OFF, Inc. (Nasdaq: NITO), since August 2020, and Upsellon Brands Holdings Ltd (TASE: UPSL) since May 2019. Since 2023, Mr. Berenstein has been a solo practitioner in his law firm. Previously, he worked at Ben Yakov, Shvimer, Dolev - Law Office from 2020-2022. Formerly, Mr. Berenstein served in the legal department of Sonol Israel Ltd. from April 2010 to December 2020. Before that, he worked as a commercial lawyer and litigator for a leading Israeli law firm from July 2000 to April 2010. Mr. Berenstein earned an LL.B. in Law and an M.A. in Political Science from Bar-Ilan University, Israel. Mr. Berenstein was admitted to the Israel Bar Association in 2000. We believe that Mr. Berenstein is qualified to serve as a member of our board of directors because of his diverse business, legal and management experience.

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

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. dollars, for the year ended December 31, 2024. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.69 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and senior management as a group, consisting of 11 persons for the year ended December 31, 2024(1)	$1,279	$40	$-

(1)	Includes Eliyahu Yoresh who served as a director until his resignation on January 5, 2025.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. In accordance with the Israeli Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2024.

Executive Officer	Salary and Related Benefits(1)	Bonus Payments, Benefits and Perquisites	Share-Based Compensation(2)	Total
Viki Hakmon	$270	$177	$-	$447

Ronen Zalayet	$174	$66	$-	$240

Naor Bergman	$174	$42	$-	$216

Oz Adler	$288	$100	-	$388

Each of the members of our board of directors is the 5th most highly paid office holder. For further information, see Item 6B above.

(1)	Represents the directors’ and senior management’s gross salary plus payment of mandatory social benefits made by the company on behalf of such persons. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)	Share-based compensation includes the cost of our non-cash share-based compensation in 2024.

Employment and Service Agreements with Executive Officers

We have entered into written employment and service agreements with each of our executive officers. All of these agreements contain customary provisions regarding confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into our standard form of indemnification agreement, in the form filed as an exhibit to this Annual Report, with each of our directors and members of our senior management. Each such indemnification agreement provides the indemnified person with indemnification to the maximum extent permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance or other indemnification agreements. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with the Company.

Equity Incentive Plans

2022 Israeli Incentive Option Plan

On January 19, 2021, we adopted the 2022 Israeli Incentive Option Plan, or the 2022 Plan. We no longer grant any awards under the 2022 Plan as it was superseded by the Jeffs’ Brands Ltd 2024 Share Incentive Plan, or the 2024 Plan.

2024 Share Incentive Plan

The 2024 Plan was adopted by our board of directors on May 15, 2024. The 2024 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of our business. As of the date of this Annual Report, 1,575,000 Ordinary Shares were reserved and available for issuance under the 2024 Plan.

Shares Available for Grants. The maximum number ordinary shares available for issuance under the 2024 Plan is initially equal to 1,575,000 Ordinary Shares, provided that no more than 1,575,000 Ordinary Shares may be issued upon the exercise of Incentive Stock Options. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2024 Plan or the 2022 Plan may again be available for issuance under the 2024 Plan, unless determined otherwise by the Board. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2024 Plan in its discretion.

Administration. Our board of directors, or a duly authorized committee of our board of directors, or the administrator, will administer the 2024 Plan. Under the 2024 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2024 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2024 Plan and take all other actions and make all other determinations necessary for the administration of the 2024 Plan.

The administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2024 Plan of any or all option awards or ordinary shares, and the authority to modify option awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2024 Plan but without amending the 2024 Plan. The administrator also has the authority to amend and rescind rules and regulations relating to the 2024 Plan or terminate the 2024 Plan at any time before the date of expiration of its ten-year term.

C.	Board Practices

Introduction

Our board of directors presently consists of eight members. We believe that Oz Adler, Amitay Weiss, Tomer Etzyoni, Israel Berenstein and Moshe Revach are “independent” for purposes of the Nasdaq listing rules and SEC rules and regulations. Our amended and restated articles of association provide that the number of board of directors’ members shall be no less than three and not more than twelve (including external directors, if any). Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except for our former external directors Tomer Etzyoni and Israel Berenstein, will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed by the holders of at least 70% of the total voting power of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association. Our amended and restated articles of association provide that the directors are classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, and designated as Class I, Class II and Class III. The Class I directors shall hold office until the annual general meeting to be held in 2026 and until their successors shall have been elected and qualified. The Class II director shall hold office until the annual general meeting to be held in 2027 and until their successor shall have been elected and qualified. The Class III directors shall hold office until the annual general meeting to be held in 2025 and until their successors shall have been elected and qualified. The Board may assign members of the Board already in office to such classes at the time such classification becomes effective. If the number of directors is changed, any newly created directors or decrease in directors must be apportioned by the board among the classes to make them equal in number.

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

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may ask to add nomination of a director for the approval of the general meeting of shareholders, however, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the general meeting of the shareholders. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

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

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies” are required to appoint at least two external directors who meet the qualification requirements under the Companies Law. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, after determining that we no longer have a controlling shareholder, on May 15, 2024, our Board of Directors elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our board of directors. The transition rules set forth under the regulations promulgated under the Companies Law provide that Mr. Israel Berenstein and Mr. Tomer Etzyoni, our former external directors, have the right to remain in office as our directors at their option after the “opt out’ is adopted until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders after the adoption of the exemption, which in the case of both is expected to be until the date of our annual meeting of shareholders to be held in 2025.

Alternate Directors

Our amended and restated articles of association provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our board of directors, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

Committees of the Board of Directors

Our board of directors has established two standing committees, the audit committee and the compensation committee.

Audit Committee

Our audit committee is composed of Moshe Revach, Israel Berenstein and Tomer Etzyoni. Israel Berenstein is the chairman of the audit committee.

Companies Law Requirements

Under the Companies Law we are required to appoint an audit committee.

Audit Committee Role

Under the Companies Law, our audit committee will be responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest. See “Item 6.C. Board Practices - Fiduciary Duties and Approval of Related Party Transactions under Israeli law” for additional information;

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

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

As noted above, the members of our audit committee include Israel Berenstein, Tomer Etzyoni and Moshe Revach, each of whom is “independent,” as such term is defined in under Nasdaq listing rules and Rule 10A-3 under the Exchange Act. All members of our audit committee meet the requirements for financial literacy under the Nasdaq listing rules. Our board of directors has determined that Moshe Revach is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq listing rules.

Compensation Committee

Our compensation committee is composed of Moshe Revach, Tomer Etzyoni and Israel Berenstein. Israel Berenstein is the chairman of the compensation committee.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires the approval of a special majority. See “Item 6.C.- Board Practices - Fiduciary Duties and Approval of Related Party Transactions under Israeli law” for additional information. Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company.

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

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors, periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	administering the Company’s clawback policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

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

Following the SEC approval of Nasdaq’s proposed clawback listing standards, under Rule 10D-1, or the Clawback Listing Rules, which directed companies to adopt and comply with a written clawback policy, to disclose and file the policy as an exhibit to its annual reports, we have adopted as of October 2, 2023, a clawback policy as contemplated pursuant to the Clawback Listing Rules, and have filed as Exhibit 97 to this Annual Report.

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

Nominating and Governance Committee

Our nominating and governance committee is comprised of Moshe Revach, Israel Berenstein and Tomer Etzyoni. Israel Berenstein is the chairman of the nominating and governance committee.

Our nominating and corporate governance committee is responsible for, among other things:

●	identifying individuals qualified to become members of our board of directors;

●	reviewing the board of directors’ committee structure and recommending to the board of directors in connection with its nomination of directors to serve as members of each committee; and

●	recommending to the board of directors regarding governance matters, including, but not limited to, the Articles of Association and the charters of our other committees.

Our board of directors adopted a written charter for the nominating and corporate governance committee, which is available on our website.

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

Our amended and restated articles of association provide that we may incuse an office holder against the abovementioned liabilities. Accordingly, we maintain directors’ and officers’ liability insurance, providing total coverage of $5 million for the benefit of all of our directors and officers, in respect of which we expect to pay a twelve-month premium of $197.5 thousand, which expires in July 2026.

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

We have entered into our standard form of indemnification agreement, the form of which is filed as an exhibit to this Annual Report, with each of our directors and with all members of our senior management. Each such indemnification agreement provides the indemnified person with indemnification to the maximum extent permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors’ and officers’ insurance or other indemnification agreement.

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

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which are filed as exhibits to this Annual Report and are incorporated herein by reference.

As of the date of this Annual Report, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

D.	Employees

As of the date of this Annual Report, we had ten full-time employees and one part-time employee. None of our employees are members of a union or subject to the terms of a collective bargaining agreement.

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

See “Item 7.A. Major Shareholders” below.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 28, 2025, by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable pursuant to outstanding options or warrants to purchase Ordinary Shares that are exercisable, or securities that are convertible into Ordinary Shares, within 60 days after March 28, 2025, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 1,882,843 Ordinary Shares outstanding on March 28, 2025.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of 5% or more of our voting securities:
Jeffrey J. Conroy (1)	170,300	9.06%
Directors and executive officers who are not 5% holders:
Viki Hakmon(2)	16,139	*
Liron Carmel	-	-
Tali Dinar	-	-
Moshe Revach	-	-
Ronen Zalayet	-	-
Naor Bergman	-	-
Oz Adler(3)	54	*
Amitay Wiess	-	-
Tomer Etzyoni	-	-
Israel Berenstein
All directors and executive officers as a group (10 persons)	16,193	*

*	Indicates officer and/or director of the Company.

**	Indicates less than 1%.

(1)	Based on a Schedule 13D filed with the SEC on December 19, 2024 and information provided to the Company by Jeffrey J. Conroy. Jeffrey J. Conroy has sole voting and dispositive power over all Ordinary Shares shown to be beneficially owned by him. The mailing address of Jeffrey J. Conroy is 7 Mayflower Dr, Basking Ridge, NJ 0792007920. Jeffrey J. Conroy is a United States citizen.

(2)	Based on a Schedule 13D/A filed with the SEC on February 26, 2024. Viki Hakmon has sole voting and dispositive power over all Ordinary Shares shown to be beneficially owned by him. The mailing address of Viki Hakmon is 7 Mezada Street, Bnei Brak, Israel 5126112.

(3)	Includes warrants to purchase up to 27 Ordinary Shares exercisable within 60 days of March 28, 2025 at an exercise price of $183.82 per Ordinary Share following the Exercise Price Adjustment (see “Description of Share Capital - Warrants” for additional information).

Significant Changes in Percentage Ownership by Major Shareholders

To our knowledge, other than as disclosed in the table above, and as disclosed below, and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

On August 30, 2022, Xylo Technologies Ltd. (formerly, Medigus Ltd.)., or Xylo, purchased in our IPO 240,385 Units comprised of 2,642 Ordinary Shares and Warrants to purchase up to 2,642 Ordinary Shares for an aggregate purchase price of approximately $1,000,001. In addition, in connection with the IPO, on August 30, 2022, in accordance with a certain assignment agreement, the outstanding principal amount of the loans due to Xylo were automatically converted into 12,749 Ordinary Shares. Following that, Xylo held approximately 35.27% of our issued and outstanding share capital. In addition, following the Exercise Price Adjustment, on November 28, 2022, Xylo was issued Additional Warrants to purchase up to 2,652 Ordinary Shares. Also in November 2022, Xylo purchased a total of 659 Ordinary Shares in open market transactions, at an average price per share of $171.08. Following that, Xylo held approximately 39.61% of our issued and outstanding share capital. In December 2022, Xylo sold a total of 5,813 Ordinary Shares in open market transactions, at an average price per share of $103.74. Following that, Xylo held approximately 39.54% of our issued and outstanding share capital. As of May 7, 2024, Xylo ceased to beneficially own more than 5% of our issued outstanding share capital.

On August 30, 2022, L.I.A. Pure Capital Ltd., or Pure Capital, purchased in our IPO 180,288 Units comprised of 1,981 Ordinary Shares and Warrants to purchase up to 1,981 Ordinary Shares for an aggregate purchase price of approximately $750,000. Also, on August 30, 2022, in accordance with the Assignment Agreement, the outstanding principal amount of the loans due to Pure Capital were automatically converted into 347 Ordinary Shares. Following that, Pure Capital held approximately 4.99 % of our issued and outstanding share capital. In August 2022, Pure Capital sold a total of 717 Ordinary Shares in open market transactions, at an average price per share of $260.26. Following that, Pure Capital held approximately 4.19% of our issued and outstanding share capital. Also in August 2022, Pure Capital purchased a total of 985 Ordinary Shares in open market transactions, at an average price per share of $127.4. Following that, Pure Capital held approximately 5.29% of our issued and outstanding share capital. Based on a Schedule 13G/A filed by Pure Capital with the SEC on February 26, 2024, Pure Capital beneficially owned as of February 19, 2024, 4.99% of our issued and outstanding share capital.

On November 1, 2022, Viki Hakmon, our Chief Executive Officer, purchased 83 Ordinary Shares in an open market transaction, at a price per share of $115.67. Following that, Mr. Hakmon held approximately 17.65% of our issued and outstanding share capital. As of the date of this Annual Report, Mr. Hakmon beneficially owns approximately 0.9% of our issued and outstanding share capital.

Record Holders

As of March 28, 2025, there were 67 registered shareholders of our Ordinary Shares. This number is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in our control at a subsequent date.

B.	Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2022, with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

Employment and Service Agreements

We have entered into written employment and service agreements with each of our executive officers. All of these agreements contain customary provisions regarding confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers’ insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer.

Shareholders Agreements and Loans

On April 29, 2022 and August 24, 2022, Xylo advanced $80,000 and $70,000, respectively, to the Company for certain working capital matters, which the Company fully repaid on September 6, 2022.

As of August 30, 2022, Smart Repair Pro had outstanding loans to Xylo, Mr. Hakmon and Pure Capital of $4,010,000, $940,000 and $109,000, respectively. On May 3, 2022, we entered into the Assignment Agreement with Smart Repair Pro, Xylo, Mr. Hakmon and Pure Capital. In accordance with the Assignment Agreement, on August 30, 2022, the outstanding amounts due to Xylo, Mr. Hakmon and Pure Capital converted into 12,749 Ordinary Shares, 2,988 Ordinary Shares and 347 Ordinary Shares, respectively. Any accrued and unpaid interest due to each such party at that time was paid in cash. On July 25, 2023, we entered into an amendment to the Assignment Agreement, pursuant to which, among others, the outstanding debt between the Company and Smart Repair Pro was converted into and paid in capital of Smart Repair Pro.

Consulting Agreement with Pure Capital

On October 26, 2022, we entered into a consulting agreement with Pure Capital, a company owned by a family member of Mr. Viki Hakmon, our Chief Executive Officer, pursuant to which Pure Capital provides us with consultancy services for a monthly fee of NIS 57,750 (approximately $16,042). In addition, we paid Pure Capital a one-time signing bonus in the amount of NIS 425,000 (approximately $118,055) for their services to us from the day of our inception until the closing of the IPO. In addition to the monthly payments, pursuant to the consultancy agreement, Pure Capital is also entitled to the following payments: (i) an amount equal to 7% of the gross proceeds paid to the Company in connection with any exercise of warrants, whether or not currently outstanding; and (ii) 8% of the total consideration paid in connection with any purchase of a new brand, businesses, or similar events initiated or assisted by Pure Capital and approved by the Chief Executive Officer and chairman of the board of directors based on agreement with Pure Capital. The consulting agreement is for an undefined period of time and may be terminated after three years from October 26, 2022 by either party upon 30 days of advance notice. As of December 31, 2024, we paid $301,000 to Pure Capital pursuant to the agreement.

Agreement with Pure Logistics

On October 26, 2022, we entered into an agreement with Pure Logistics, intended to support our plans to sell our brands’ products directly to consumers and launch new e-commerce platforms. At the time of the Agreement, Pure Capital, which is owned by a family member of Mr. Viki Hakmon, our Chief Executive Officer and Mr. Eliyahu Yoresh, a former director of the Company, were holders of the membership interest. For the year ended December 31, 2024, the total expenses under this agreement related to Pure Logistics were $378,930.

Stock Purchase Agreement with SciSparc

On February 23, 2023, we and Jeffs’ Brands Holdings entered into a stock purchase agreement with SciSparc, or the Wellution Agreement, as amended on March 22, 2023 by Addendum No. 1 to the Wellution Agreement, or the Addendum, pursuant to which, on March 22, 2023, Jeffs’ Brands Holdings acquired from SciSparc 57shares of common stock of SciSparc Nutraceuticals, a wholly-owned subsidiary of SciSparc that owns and operates Wellution, a brand that sells hemp seed oil-based products on Amazon, representing approximately 49.1% of the issued and outstanding shares of common stock of SciSparc Nutraceuticals, for approximately $3.0 million in cash (including the Price Adjustment, as defined below), of which approximately $2.5 million was paid at the closing, or the Wellution Transaction. The Addendum provided for the payment by us to SciSparc of an additional amount of $489,330 in cash for the purchase price adjustments, or the Price Adjustment, related to inventory and working capital which was paid in five equal installments of $97,866. As collateral for the payment in full of the Price Adjustment, SciSparc held back 11 shares of common stock of SciSparc Nutraceuticals, which was released to Jeffs’ Brands Holdings on March 6, 2024, when the final payment was made. Mr. Oz Adler, the Chairman and a member of our board of directors is the chief executive officer and chief financial officer of SciSparc, Mr. Amitay Weiss, is the chairman of the board of directors of SciSparc, and is a member of our board of directors, and Mr. Moshe Revach is a member of our board of directors and SciSparc’s board of directors.

Pursuant to the Wellution Agreement, in connection with the closing of the Wellution Transaction, on March 22, 2023, we entered into a consulting agreement with SciSparc Nutraceuticals, or the SciSparc Consulting Agreement, pursuant to which we will provide management services to SciSparc Nutraceuticals for the Wellution brand for a monthly fee of $20,000, which was reduced to $10,000 in November 2023 and received a one-time signing bonus in the amount of $51,000. The SciSparc Consulting Agreement is for an undefined period of time and may be terminated by either party with 30 days’ advance notice.

Also pursuant to the Wellution Agreement, in connection with the closing of the Wellution Transaction, we issued 2,719 Ordinary Shares to SciSparc and on March 29, 2023, SciSparc issued 13,858 of its ordinary shares to us in a mutual share exchange, or, collectively, the Exchange Shares, representing approximately 2.97% and 4.99%, respectively, of the Company’s and SciSparc’s issued and outstanding ordinary shares as of the closing of the Wellution Transaction. The number of Exchange Shares acquired by each company was calculated by dividing $288,238, which was adjusted from $300,000, pursuant to the 4.99% ownership limitation included in the Wellution Agreement, by the average closing price of the relevant company’s shares on the Nasdaq Capital Market for the 30 consecutive trading days ending on the third trading day immediately prior to the closing date.

January 2024 PIPE

On January 25, 2024, we entered into the January 2024 PIPE pursuant to a securities purchase agreement, with certain institutional investors, providing for the issuance, in a private placement of our securities. As part of the January 2024 PIPE, Pure Capital, a company owned by a family member of Viki Hakmon our Chief Executive Officer, participated in the private placement as a purchaser. See “Item 4.B. Recent Developments -January 2024 PIPE” above, for further information.

Consulting Agreement with Xylo

On April 30, 2024, we entered into a consulting agreement with Xylo for the provision of certain advisory services. Under the agreement, Xylo will provide us with certain consulting services in exchange for a monthly fee of $20,000. The agreement is for a 36 months period and may be terminated by either party upon 30 days advance notice. As of December 31, 2024, we have paid $205 thousand to Xylo pursuant to the agreement.

January 2025 Convertible Promissory Note

On January 16, 2025, we issued the January 2025 Promissory Note an institutional investor, and received net proceeds of $2,565,000. In connection with the issuance of the January 2025 Promissory Note, we issued to the holder the January 2025 Warrant 760,720 Ordinary Shares. The holder of the January 2025 Promissory Note and January 2025 Warrant is a company owned by a family member of Mr. Viki Hakmon, our Chief Executive Officer and director. See “Item 4.B. Recent Developments – Convertible Promissory Note” above for further information.

Reseller Agreement

On December 5, 2024, we entered into the ParaZero Reseller Agreement with ParaZero, pursuant to which we received an exclusive worldwide right to distribute and sell certain advanced drone safety systems developed by ParaZero and we are entitled to receive a percentage of the revenues generated from such sales. The ParaZero Reseller Agreement is in effect for a period of two years, with the option to renew for additional one year periods, and may be terminated by either party upon a 30 day advance notice period. Amitay Weiss, Moshe Revach and Tali Dinar, our directors, serve as members of the board of directors of ParaZero.

Impact Share Purchase Agreement

On February 6, 2025, we entered into the Purchase Agreement with Impact, for the Proposed Fort Merger. Upon the closing of the transaction, Impact intends to issue common shares to certain finders as compensation for providing advisory services in connection with the transaction. One of the finders is a company owned by a family member of Mr. Viki Hakmon, our Chief Executive Officer and director. In addition, Mr. Moshe Revach and Mr. Oz Adler, our directors, are shareholders of Impact. See “Recent Developments – Impact Share Purchase Agreement” above for further information.

Smart Repair Pro LOI

On January 21, 2025, we entered into the Smart Repair LOI with the Acquiror, for the proposed Smart Repair Transaction. Certain of our directors serve as directors in the Acquiror and/or the Acquiror’s controlling shareholders. See “Item 4.B. Recent Developments – Smart Repair Pro LOI” above for further information.

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

The Companies Law imposes certain restrictions on our ability to declare and pay dividends. See “Divided and Liquidation Rights” in Exhibit 2.10 to this Annual Report for additional information.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10. E. Taxation” for additional information.

B.	Significant Changes

No significant change, other than as otherwise described in this Annual Report, has occurred in our operations since the date of our consolidated financial statements included in this Annual Report.

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

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.10 to this Annual Report and is incorporated by reference into this Annual Report.

C.	Material Contracts

For a description of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report, see “Item 4.A. History and Development of the Company,” Item 4.B. Recent Developments “Item 4.B. Business Overview,” “Item 5.B. Liquidity and Capital Resources - Financial Arrangements,” “Item 6.C Board Practices - Indemnification,” “Item 6.C Share Ownership - Share Option Plan,” “Item 7.A. Major Shareholders,” and “Item 7.B. Related Party Transactions” above.

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

If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate as specified in section 126 of the Tax Ordinance (23% in 2024), if generated by a company, or at a marginal tax rate according to section 121 of the Tax Ordinance but up to a rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation as specified in section 126 of the Tax Ordinance (23% in 2024) and a marginal tax rate (up to 47% for an individual in 2024) as specified in section 121 of the Tax Ordinance (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply.

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders. An Israeli resident will generally be subject to a capital gains tax as an individual on any real capital gain at the rate of 25%. However, where an individual shareholder claims a deduction for interest expenditures or he is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income,” as defined in section 2(1) of the Ordinance, are taxed at the marginal tax rates applicable to business income (up to 47% in 2024 excluding, excess tax, if applicable, as described below).

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 for 2024 (which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027) , including, but not limited to, dividends, interest and capital gain. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Exercise or Expiry of Warrants

No gain or loss will be realized on the exercise of a Warrant. When a Warrant is exercised, the U.S. Holder’s cost of the common share acquired thereby will be equal to the U.S. Holder’s adjusted cost basis of the Warrant plus the exercise price paid for the ordinary share. The expiry of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost basis to the U.S. Holder of the expired Warrant. The holding period of the common share acquired thru the exercise of a Warrant includes the holding period of the Warrant.

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

We maintain a corporate website www.jeffsbrands.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this Annual Report. We have included these website addresses in this Annual Report solely as inactive textual references.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, some of our cash and cash equivalents are held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of U.S. dollar/NIS, GBP/NIS and GBP/U.S. Dollar exchange rates, which is discussed in detail in the following paragraph.

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

Global inflation has risen in 2024. To date, we have not been subject to inflationary pressures. However, to mitigate any identified potential inflationary pressures, the Company purchased more inventory at the beginning of the year in order to avoid price increases that may be caused by the increase in inflation or shipping costs. We cannot assure you that we will not be adversely affected in the future.

The annual rate of inflation in Israel was 3.2% in 2024 and 3.0% in 2023. The NIS revaluated against the U.S. dollar by approximately 0.55% in 2024 and 3.1% in 2023. The NIS against the GBP depreciated by approximately 1.0% in 2024 and revaluated 9.0% in 2023.

Impact of Supply Chain Disruptions

As a result of the attacks by the Houthi movement on marine vessels traversing the Red Sea, we have experienced delays in shipment of inventory to and from the United Kingdom and increases in the costs of vessels. However, as of the date of this Annual Report, our business segment, products, lines of service, projects and operations are not materially adversely affected by supply chain disruptions in light of such attacks and we do not expect to be materially impacted by any supply chain disruptions in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

The information called for by this Item is set forth in Exhibit 2.10 to this Annual Report and is incorporated by reference into this Annual Report.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the company’s registered public accounting firm due to an exemption for emerging growth companies under the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Code of Business Conduct and Ethics

We have adopted a written Code of Business and Ethics that applies to our officers and employees, including the Chief Executive Officer, President, Chief Financial Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Controller and persons performing similar functions, as well as our directors. Our Code of Business Ethics is posted on our website at www.jeffsbrands.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Business Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. Any waiver of this Code for any Covered Person may be made only by the Board or the Audit Committee and will be promptly disclosed to stockholders and others, as required by applicable law. The Company must disclose changes to and waivers of the Code in accordance with applicable law. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pre-Approval of Auditors’ Compensation

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, or Brightman, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2024 and 2023.

The following table provides information regarding fees paid by us to Brightman, including audit services, for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024	2023
Audit fees (1)	$210	$215
Tax fees (2)	3	15
Audit-related fees	-	-
Total	$213	$230

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements ,consents and comfort letters to underwriters.

(2)	Includes US tax compliance for the year ended December 31, 2023 and Israeli tax compliance for the year ended December 31, 2024.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market Listing Rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Compensation of officers. Israeli law and our articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market Listing Rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Item 6.C. - Board Practices - Fiduciary Duties and Approval of Related Party Transactions under Israeli Law” for additional information).

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq listing rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, we follow Israeli practice, which is to have equity compensation plans approved only by the compensation committee and board of directors, unless such arrangements are for the compensation of chief executive officer or directors, in which case they also require the approval of the shareholders. In addition, we follow Israeli law, under which a private placement of securities requires approval by our board of directors and shareholders if it will cause a person to become a controlling shareholder (generally presumed at 25% ownership) or if: (a) the securities issued amount to 20% or more of our outstanding voting rights before the issuance; (b) some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and (c) transaction will increase the relative holdings of a shareholder that holds 5% or more of our outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of our outstanding share capital or voting rights.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Listing Rules (see “Item 6.C.- Board Practices - Fiduciary Duties and Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq listing Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is attached as Exhibit 11.1 to this Annual Report.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of this Annual Report.

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Jeffs’ Brands Ltd (filed as Exhibit 3.1 to Form F-3 (File No. 333- 283848) filed on December 16, 2024, and incorporated herein by reference).

2.1	Form of Warrant (filed as Exhibit 4.2 to Form F-1 (File No. 333-262835) filed on May 5, 2022, and incorporated herein by reference).

2.2	Form of Underwriter’s Warrant (filed as Exhibit 4.5 to Form F-1 (File No. 333-262835) filed on May 5, 2022, and incorporated herein by reference).

2.3	Form of Additional Warrant (filed as Exhibit 4.6 to Form F-1 (File No. 333-262835) filed on August 16, 2022, and incorporated herein by reference).

2.4	Form of Investor Warrant (filed as Exhibit 4.5 to Post Effective Amendment to Form F-1 (File No. 333-262835) filed on November 28, 2022, and incorporated herein by reference).

2.5	Form of Series A Warrant, (filed as Exhibit 4.1 to Form 6-K (File No. 001-41482) filed on January 29, 2024, and incorporated herein by reference).

2.6	Form of Series B Warrant, (filed as Exhibit 4.2 to Form 6-K (File No. 001-41482) filed on January 29, 2024, and incorporated herein by reference).

2.7	Convertible Promissory Note (filed as Exhibit 4.1 to Form 6-K (File No. 001-41482) filed on January 22, 2025, and incorporated herein by reference).

2.8	Warrant to Purchase Ordinary Shares of Jeffs Brands Ltd (filed as Exhibit 4.2 to Form 6-K (File No. 001-41482) filed on January 22, 2025, and incorporated herein by reference).

2.9	Warrant to Purchase Ordinary Shares of Jeffs’ Brands Ltd (filed as Exhibit 4.1 to Form 6-K (File No. 001-41482) filed on March 11, 2025 and incorporated herein by reference).

2.10*	Description of Securities.

4.1+	Form of Indemnification Agreement (filed as Exhibit 10.1 to Post Effective Amendment to Form F-1 (File No. 333-262835) filed on November 28, 2022, and incorporated herein by reference).

4.2	Form of Warrant Agent Agreement (filed as Exhibit 4.1 to Form F-1 (File No. 333-262835) filed on May 5, 2022, and incorporated herein by reference).

4.3+	Jeffs’ Brands Ltd 2022 Incentive Option Plan (filed as Exhibit 10.21 to Form F-1 (File No. 333-262835) filed on May 5, 2022, and incorporated herein by reference).

4.4+	Jeffs’ Brands Ltd 2024 Share Incentive Plan (filed as Exhibit 99.1 to Form S-8 (File No. 333-280459 filed on June 25, 2024, and incorporated herein by reference).

4.5	Services Agreement, dated November 28, 2021, by and between Jeffs’ Brands Ltd and Viki Hakmon (filed as Exhibit 10.16 to Form F-1 (File No. 333-262835) filed on February 18, 2022, and incorporated herein by reference).

4.6+	Amendment to Services Agreement, dated May 4, 2022, by and between Jeffs’ Brands Ltd and Viki Hakmon (filed as Exhibit 10.20 to Form F-1 (File No. 333-262835) filed on May 5, 2022, and incorporated herein by reference).

4.7*+	Services Agreement, dated October 24, 2022, as amended on September 5, 2024 by and between Jeffs’ Brands Ltd and D.S. Blue White Assets (2006) Ltd.

4.8+	Consulting Agreement, dated October 26, 2022,between Jeffs’ Brands Ltd and L.I.A. Pure Capital Ltd. (filed as Exhibit 4.20 to Form 20-F (File No. 001-41482) filed on April 1, 2024 and incorporated herein by reference).

4.9	Warehouse Services Agreement, dated October 31, 2022, between Pure NJ Logistics LLC and Smart Repair Pro. (filed as Exhibit 10.24 to Post Effective Amendment to Form F-1 (File No. 333-262835) filed on November 28, 2022, and incorporated herein by reference).

4.10+	Compensation Policy for Executive Officers (filed as Exhibit 10.25 to Post Effective Amendment to Form F-1 (File No. 333-262835) filed on November 28, 2022, and incorporated herein by reference).

4.11+	Consulting Agreement, dated March 22, 2023, as amended on November 1, 2023, by and between Jeffs’ Brands Ltd and SciSparc Nutraceuticals Inc. (filed as Exhibit 10.3 to Form 6-K (File No. 001-41482) filed on March 31, 2023, and incorporated herein by reference).

4.12	Form of Securities Purchase Agreement, (filed as Exhibit 10.1 to Form 6-K (File No. 001-41482) filed on January 29, 2024, and incorporated herein by reference).

4.13	Form of Registration Rights Agreement (filed as Exhibit 10.2 to Form 6-K (File No. 001-41482) filed on January 29, 2024, and incorporated herein by reference)

4.14*&	Share Purchase Agreement, dated February 6, 2025, by and between Jeffs’ Brands Ltd, Fort Products Ltd and Impact Acquisitions Corp.

4.15*+	Consulting Agreement, dated April 30, 2024, by and between Jeffs’ Brands Ltd and Xylo Technologies Ltd.

4.16#	Purchase Agreement by and among Jeffs’ Brands Ltd, Smart Repair Pro and the Sellers listed therein, dated March 10, 2025 (filed as Exhibit 10.1 to Form 6-K (File No. 001-41482) filed on March 11, 2025 and incorporated herein by reference).

8.1*	List of Subsidiaries.

11.1*	Insider Trading Policy

12.1*	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1%	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.

13.2%	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350.

15.1*	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm.

97	Clawback Policy for Recovery of Erroneously Awarded Compensation (filed as Exhibit 4.20 to our Annual Report on Form 20-F (File No. 001-41482) filed on April 1, 2024 and incorporated herein by reference).

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Report of Independent Registered Public Accounting Firm; (ii) Consolidated Balance Sheets; (iii) Consolidated Statements of Operations; (iv) Consolidated Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity (Deficit); (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
%	Furnished herewith.
+	Compensatory arrangement.
&	Certain information from these exhibits has been redacted since disclosure of such information would constitute a clearly unwarranted invasion of personal privacy.
#	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

Jeffs Brands Ltd

Date: March 31, 2025	By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer

JEFFS’ BRANDS LTD

CONSOLIDATED FINANCIAL STATEMENTS

as of december 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Jeffs’ Brands Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jeffs’ Brands Ltd and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

March 31, 2025

We have served as the Company’s auditor since 2021.

JEFFS’ BRANDS LTD

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

		December 31
	Note	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		2,564	535
Restricted deposit		17	17
Trade receivables		420	629
Other receivables	3	491	597
Inventory	4	4,052	2,386
Total current assets		7,544	4,164
NON-CURRENT ASSETS:

Property and equipment, net		184	59
Investment accounted for using the equity method	7	754	1,940
Investment at fair value		5	67
Intangible assets, net	5	4,945	5,714
Deferred taxes	12	-	168
Operating lease right-of-use assets	6	292	127
Total non-current assets		6,180	8,075
TOTAL ASSETS		13,724	12,239

LIABILITIES AND EQUITY
CURRENT LIABILITIES:

Trade payables		458	709
Other payables	8	1,242	1,533
Related party payables	17	15	66
Total current liabilities		1,715	2,308
NON-CURRENT LIABILITIES:
Derivative liabilities	10	6,220	1,375
Deferred taxes		33	-
Operating lease liabilities	6	199	45
Total non-current liabilities		6,452	1,420
TOTAL LIABILITIES		8,167	3,728

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value per share – Authorized: 90,000,000 and 3,351,351 shares as of December 31, 2024 and December 31, 2023 respectively; Issued and outstanding: 1,715,817 shares as of December 31, 2024; 93,561 shares as of December 31, 2023(*)	13	-	-
Additional paid-in-capital		21,637	16,787
Accumulated deficit		(16,080)	(8,276)
TOTAL SHAREHOLDERS’ EQUITY		5,557	8,511
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		13,724	12,239

(*)	Share and per share data in these consolidated financial statements have been retroactively adjusted to reflect the reverse share split effected in November 2024. See Note 13.

The accompanying notes are an integral part of the consolidated financial statements

JEFFS’ BRANDS LTD

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

		Year ended December 31
		2024	2023		2022
Revenues		13,688	10,008		5,859
Cost of sales		12,119	9,032		5,060

Gross profit		1,569	976		799

Operating expenses:

Sales and marketing		1,302	833		1,198
General and administrative		5,405	4,262		4,113
Equity losses		1,186	1,249		-
Other income	17	(120)	(279)		-

Operating loss		(6,204)	(5,089)		(4,512)

Financial expenses (income), net	15	1,290	(523)		(2,305)

Loss before taxes		(7,494)	(4,566)		(2,207)

Tax expense (benefit)	12	310	32		(6)

Net loss		(7,804)	(4,598)		(2,201)

Basic and diluted net loss attributable to shareholders per ordinary share	16	(11.91)	(50.44)	(*)	(43.16)	(*)

Weighted-average ordinary shares used in computing net loss per share, basic and diluted		655,123	91,114	(*)	51,032	(*)

(*)	Share and per share data in these consolidated financial statements have been retroactively adjusted to reflect the reverse share split effected in November 2024. See Note 13.

The accompanying notes are an integral part of the consolidated financial statements

JEFFS’ BRANDS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands, except share and per share data)

	Ordinary Shares		Additional paid-in-	Accumulated
	Number (*)	Amount	capital	deficit	Total

BALANCE AT DECEMBER 31, 2021	31,793	-	2,730	(1,477)	1,253
Loss for the year	-	-	-	(2,201)	(2,201)
Debt extinguishment of shareholders’ loans (Note 11)	-	-	769	-	769
Issuance of ordinary shares upon initial public offering, net of issuance costs (Note 13)	42,965	-	6,194	-	6,194
Issuance of warrants to third party upon initial public offering (Note 13)	-	-	26	-	26
Conversion of shareholder loans (Note 11)	16,084	-	3,461	-	3,461
Reclassification of derivative warrant liabilities to equity (Note 10)	-	-	3,319	-	3,319
BALANCE AT DECEMBER 31, 2022	90,842	-	16,499	(3,678)	12,821

Loss for the year	-	-	-	(4,598)	(4,598)
Issuance of ordinary shares to SciSparc Ltd. (Note 7)	2,719	-	288	-	288

BALANCE AT DECEMBER 31, 2023	93,561	-	16,787	(8,276)	8,511

Loss for the year				(7,804)	(7,804)
Issuance of ordinary shares and pre-funded warrants, net (note 13)	144,988	-	2,557	-	2,557
Exercise of pre-funded warrants (note 13)	651,834	-	-	-	-
Exercise of Series A Warrants (note 13)	825,434	-	2,293	-	2,293
BALANCE AT DECEMBER 31, 2024	1,715,817	-	21,637	(16,080)	5,557

(*)	Share and per share data in these consolidated financial statements have been retroactively adjusted to reflect the reverse share split effected in November 2024. See Note 13.

The accompanying notes are an integral part of the consolidated financial statements.

JEFFS’ BRANDS LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31
	2024	2023	2022
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss	(7,804)	(4,598)	(2,201)
Adjustments to reconcile net loss to net cash used in operating activities:
Exchange rate differences on cash and cash equivalents	8	34	-
Depreciation and amortization of intangible assets	788	738	570
Accrued interest and amortization of discount on third party, related party and shareholders’ loans	-	-	298
Loss from change in value of investment at fair value	62	221	-
Equity losses	1,186	1,249	-
Changes in fair value of derivative liabilities	607	(841)	(2,822)
Interest expense on short-term loan	-	(1)	(25)
Changes in deferred taxes, net	201	(58)	(15)
Issuance costs on financial instruments classified as derivative liabilities	603	-	1,416

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	209	(302)	39
Decrease (increase) in other receivables	106	182	(743)
Increase in inventory	(1,666)	(596)	(564)
Decrease in related party liabilities	(51)	-	(213)
Increase (decrease) in accounts payable and other payables	(121)	1,304	(579)
Decrease in operating lease right-of-use assets	109	67	14
Decrease in operating lease liabilities	(112)	(67)	(15)
Net cash used in operating activities	(5,875)	(2,668)	(4,840)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(144)	(25)	(41)
Restricted deposit	-	(17)	-
Purchase of investment accounted for using the equity method (see note 7)	(98)	(3,091)	-
Purchase of intangible assets (see note 5)	(330)	(1,681)	-
Net cash used in investing activities	(572)	(4,814)	(41)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Short-term loans received	-	-	752
Short-term loans repaid	-	(86)	(1,518)
Proceeds from initial public offering, net of issuance costs		-	13,391
Issuance of ordinary shares, pre-funded warrants and warrants, net	6,255	-	-
Exercise of warrants	2,229	-	-
Net cash from (used in) financing activities	8,484	(86)	12,625

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,037	(7,568)	7,744

LOSSES FROM EXCHANGE RATE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(8)	(34)	-

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	535	8,137	393

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	2,564	535	8,137

JEFFS’ BRANDS LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Supplemental disclosure of cash flow information:
Taxes paid	180	28	73
Interest received	78	-	-
Interest paid	10	2	477
Supplemental disclosure of noncash investing and financing activities:
Issuance of ordinary shares upon conversion of shareholders’ loans	-	-	2,839
Issuance of 2,719 ordinary shares to SciSparc Ltd. in consideration for 13,858 ordinary shares (see note 7.b)	-	288	-
Consideration payable to sellers of Fort Products Ltd. included in other payables	-	332	-
Consideration payable to seller of SciSparc Nutraceuticals Inc. shares included in other payables	-	98	-
Substantial modification of shareholders’ loans recorded in equity	-	-	982
Right of use assets obtained in exchange for lease liabilities	273	57	152

The accompanying notes are an integral part of the consolidated financial statements.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — GENERAL INFORMATION

a.	General

Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) was incorporated in Israel on March 7, 2021. As of the date of issuance of these financial statements the Company has six wholly owned subsidiaries — Smart Repair Pro (“Smart Pro”), Top Rank Ltd. (“Top Rank”), Jeffs’ Brands Holdings Inc. (“Jeffs’ Brands Holdings”), Fort Products Ltd. (“Fort”) Fort Products LLC (“Fort U.S.”) and Pure NJ Logistics LLC (“Pure Logistics”) (the “Subsidiaries”). The Company and the Subsidiaries (“Group”) are engaged in the acquisition, improvement and operation of virtual stores (the “Brands”) mainly on the Amazon marketplace (“Amazon”). As of March 18, 2025, the Company entered the logistics center market through the acquisition of Pure Logistics, a company that operates an approximately 100,000 square foot logistics center equipped with 20 loading docks in New Jersey.

References to the Company hereinafter, unless the context otherwise provides, include Jeffs’ Brands and the Subsidiaries on a consolidated basis.

Smart Pro, a private corporation founded in the State of California, was established on December 20, 2017, and commenced its operations in June 2019. As of December 31, 2024, Smart Pro operated four brands on the Amazon website.

In April 2021, Top Rank, an Israeli company, was established as a wholly owned subsidiary of Jeffs’ Brands.

On February 23, 2023, Jeffs’ Brands Holdings, was established and registered in Delaware as a wholly owned subsidiary of Jeffs’ Brands.

On March 9, 2023, the Company purchased all of the issued and outstanding share capital of Fort, a company incorporated under the laws of England and Wales. For additional information see note 5.

On April 23, 2023, Fort U.S., was incorporated and registered under the laws of the State of Delaware as a wholly owned subsidiary of Jeffs’ Brands Holdings.

On February 23, 2023, the Company purchased approximately 49% of the issued and outstanding shares of common stock of SciSparc Nutraceuticals Inc. (“SciSparc U.S.”). For additional information see note 7.

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

During the year ended December 31, 2024, the Group incurred a net loss of $7,804 thousand and cash flows used in operating activities were $5,875 thousand. As of December 31, 2024, the Group had an accumulated deficit of approximately $16,080 thousand.

The Group has funded its operations to date through the sale of its products, through equity financing, loans from shareholders and other third parties, and sale of its ordinary shares, no par value per share (“Ordinary Shares”) and warrants. The Company intends to continue to finance its operating activities through the sale of products via its Brands and through raising additional capital, as needed.

On January 29, 2024, the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement with certain institutional investors for aggregate gross proceeds of approximately $7.275 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement.

On January 16, 2025 the Company issued a non-recourse convertible promissory note, in the principal amount of $2.85 million, to L.I.A. Pure Capital Ltd (“Pure Capital”). For additional information see also note 18.1.

Management believes that its cash on hand together with expected cash flows are sufficient to support the Group’s current operations for more than 12 months from the issuance date of these consolidated financial statements.

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

The functional and reporting currency of the Group is the United States dollar (“U.S. dollar”) as the U.S. dollar is the currency of the primary economic environment in which the Group has operated and expects to continue to operate in the foreseeable future.

The Group’s transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-U.S. dollar transactions and balances have been remeasured to U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-U.S. dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

d.	Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the purchase date and to be cash equivalents.

e.	Accounts receivable

Accounts receivables are stated at realizable value, net of an allowance for credit losses. The Group evaluates its outstanding accounts receivable and establishes an allowance for credit losses based on information available on their credit condition, current aging, historical experience and future economic and market conditions. These allowances are reevaluated and adjusted periodically as additional information is available. Payments are made by customers immediately at the point of sale, therefore, no provision for credit losses has been recorded as of December 31, 2024 and 2023.

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

The assets are depreciated using the straight-line method to allocate their cost over their estimated useful lives, as follows:

Estimated Useful Life (years)
Computers equipment	3
Office Equipment/Furniture	5-7
Plant & Machinery	5
Leasehold improvements	Shorter of remaining lease term or estimated useful life

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

h.	Leases

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

The Group accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances in respect of deferred tax assets are provided for, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized. As of December 31, 2024 and 2023 a partial valuation allowance was recorded on the Group’s deferred tax assets.

The Group implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. As of December 31, 2024 and 2023, no liability for unrecognized tax positions were recognized.

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

Under the Group’s standard contract terms, customers have a right of return within 45 days. For contracts with rights of return, the Group recognizes revenue based on the amount of the consideration which the Group expects to receive for products which are not expected to be returned and recognizes a refund liability for the amount not expected to be received. At the end of each reporting period, the Group updates its estimates of expected product returns and adjusts the refund liabilities with a corresponding adjustment in revenues. The Group recorded an allowance for returns in the amounts of $12 thousand and $21 thousand as of December 31, 2024, and 2023, respectively. The allowance for returns is recorded as (increase) decrease in revenues, respectively against accounts receivables.

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

Sales taxes collected from customers are presented on a net basis and as such are excluded from net revenue.

n.	Cost of sales

In accordance with Amazon’s terms of use, the Group is obligated to pay to Amazon incremental costs, such as sales fulfillment commissions which are contingent on making binding sales. Sales commissions would not have been incurred if the contract had not been obtained.

Cost of sales primarily consists of cost of goods sold, expenses related to Amazon’s commissions, storage costs and freight.

o.	Advertising expenses

The Group expenses advertising costs as incurred. Advertising expenses, included within sales and marketing expenses, were $1,216 thousand, $719 thousand, and $1,163 thousand for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Fort employees

England labor laws generally requires an employer to make contributions to National Employment Savings Trust on behalf of its employees. Since April 2019, the minimum employer contribution is required to be 3% of an employee’s salary. These payments relieve a company from future obligations with respect to its employees. The aforementioned contributions are not recorded as an asset on the Group’s balance sheet and there is no liability recorded as the Group does not have a future obligation to make any additional payments.

q.	Fair value measurement

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

The Group’s derivative liabilities in respect of Additional Warrants and Series A Warrants are classified within Level 3 of the fair value hierarchy because their fair values are estimated by utilizing valuation models and significant unobservable inputs. For more details, see Note 10.

The Group’s financial asset in respect of the investment in SciSparc Ltd. (“SciSparc”) as of December 31, 2024 and 2023 is classified within Level 1 of the fair value hierarchy, because the ordinary shares have quoted prices as they are traded on the Nasdaq Stock Market LLC.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

r.	Warrants

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

s.	Legal and other contingencies

The Group accounts for its contingent liabilities in accordance with ASC 450, “Contingencies”. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, the Group reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Group accrues a liability for the estimated loss. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of December 31, 2024, and 2023, the Group is not a party to any litigation that could have a material adverse effect on the Group’s business, financial position, results of operations or cash flows.

t.	Basic and diluted net loss per share.

The Group calculates basic net loss per share by dividing the net loss by the weighted-average number of Ordinary Shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive Ordinary Share equivalents outstanding for the period. All outstanding warrants for the years ended December 31, 2024 and 2023 have been excluded from the calculation of the diluted net loss per share since all such securities were anti-dilutive.

u.	Investment in affiliates

The investment in affiliated company is accounted for by the equity method under ASC Subtopic 323-10, “Investments - Equity Method and Joint Ventures”. The Company uses the equity method when it has the ability to exercise significant influence over operating and financial policies of an entity but does not have control of the entity. Under the equity method of accounting, an investment is initially recorded on the balance sheet at cost, representing the Company’s proportionate share of fair value. The investment is subsequently adjusted to reflect the Company’s proportionate share of net earnings or losses recognized, distributions received, contributions made and certain other adjustments, as appropriate. The Company does not record losses of the equity method investee in excess of its investment balance unless the Company is liable for obligations of the equity method investee or is otherwise committed to provide financial support to the equity method investee. As of December 31,2024, and 2023 the Company held investments in SciSparc U.S.

The Company evaluates its equity method investments for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Company when determining whether an investment has been other-than-temporarily-impaired, include, but are not limited to, the length of the time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the investee, and the Company’s intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Company recorded an impairment loss, as part of the equity losses of $659 thousand and $955 thousand for the year ended December 31, 2024 and 2023, respectively, on its investment in SciSparc U.S.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

v.	Recently Issued Accounting Pronouncements

Adoption of New Accounting Standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The ASU also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. The ASU is effective for the fiscal year ended December 31, 2024, and subsequent interim periods, with early adoption permitted. Adopting this new standard resulted in additional disclosure within the Company’s Consolidated Financial Statements, see Note 9 “Segment Information.”

Accounting Pronouncements Issued But Not Yet Adopted

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

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This standard requires all public companies to disclose more detailed information about certain costs and expenses in the notes to the financial statements at interim and annual reporting periods. This standard is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of the disclosure requirements regarding specific expense categories in its Consolidated Financial Statements.

NOTE 3 — OTHER RECEIVABLES

	December 31,
	2024		2023
	U.S. dollars in thousands
Advances to suppliers	256	*	559
Government institutions	123		38
Other receivables	112	**	-
	491		597

*	Includes $10 thousand paid to ParaZero Technologies Ltd (“ParaZero”), a related party, in 2024. See note 17.

**	Comprised of receivable amount related to SciSparc U.S. See note 17.

NOTE 4 — INVENTORY

	December 31,
	2024	2023
	U.S. dollars in thousands
Goods in transit	510	219
Finished goods	3,542	2,167
	4,052	2,386

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INTANGIBLE ASSETS

Total intangible assets consisted of the following as of December 31, 2024 and 2023:

	December 31, 2024
	Gross Amount	Accumulated Amortization	Net Balance
	U.S. dollars in thousands
Brands	7,774	(2,829)	4,945

	December 31, 2023
	Gross Amount	Accumulated Amortization	Net Balance
	U.S. dollars in thousands
Brands	7,774	(2,060)	5,714

Amortization expense was $768 thousand, $730 thousand, and $570 thousand, for the years ended December 31, 2024, 2023, and 2022, respectively. The amortization expenses were recorded as general and administrative expenses through the consolidated statements of operations. Estimated annual amortization expense for each of the next five years is expected to be $768 thousand.

The weighted average remaining amortization of the Brands as of December 2024 and 2023 was approximately 5.92 years and 6.92 years, respectively.

Management reviews intangible assets for impairment when performance expectations, events, or changes in circumstances indicate that the asset’s carrying value may not be recoverable. Management determined that the decrease in revenues and operating losses related to one of the Brands were indicative of an impairment as of December 31, 2024. As such, the Company evaluated the undiscounted future cash flows to the carrying value of the Brand. The evaluation indicated that the carrying amount of the Brand is recoverable. Accordingly, no impairment was recorded.

Share Purchase Agreement- Fort

On March 2, 2023, the Company entered into a share purchase agreement (the “Fort SPA”), with the holders (the “Sellers”), of all of the issued and outstanding share capital of Fort, a company incorporated under the laws of England and Wales and engaged in the sale of pest control products primarily through Amazon.uk, pursuant to which on March 9, 2023, the Company acquired all of the issued and outstanding share capital of Fort, for approximately £2 million (approximately $2.4 million) (the “Fort Acquisition”). As of December 31, 2023, the Company had an outstanding liability to the sellers of $332 included in other payables in the consolidated balance sheet. During 2024, the Company paid to the Seller the outstanding liability in full.

On March 9, 2023, the Company recognized the amount of $1,991 thousand paid in connection with the Fort Acquisition amortized over a period of 10 years.

As part of the Fort SPA, the employment of these employees was terminated within three months, and all termination costs were paid by the Sellers.

Also, in connection with the closing of the Fort Acquisition, on March 9, 2023, Fort and the Sellers entered into a consulting agreement, pursuant to which the Sellers will provide the Company with consultancy services for a period of six months following the closing, at a monthly fee of £2.5 thousand (approximately $3 thousand). On September 20, 2023, the Company and the Sellers entered into a new consulting agreement for an indefinite period at a monthly fee of £3.5 thousand (approximately $4.5 thousand) effective as of June 1, 2023 (the “Fort Consulting Agreement”). On July 9, 2024, the Fort Consulting Agreement was terminated.

The Company did not obtain any substantive processes, assembled workforce, or employees capable of producing outputs in connection with the acquisition. Therefore, the transaction was accounted for as an asset acquisition, as the acquired assets did not meet the definition of a business as defined by ASC 805, Business Combinations.

On February 29, 2024, the Company extended a side letter to the Fort SPA to the Sellers, pursuant to which the Company agreed to increase certain adjustment amount payments to the Sellers by approximately £100 thousand (approximately $128 thousand). These adjustments were included in the outstanding liability as of December 31, 2023. During 2024 the Company paid to the Sellers the outstanding liability in the amount of $330 thousand.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — LEASES

The Company leases office space in Israel pursuant to a lease agreement effective as of October 1, 2022. The lease agreement expires on September 30, 2025, with an option to extend the lease on the same terms for an additional two years. The monthly payment is approximately NIS 18 thousand (approximately $5 thousand).

Fort leases two warehouse facilities in the UK. The first lease agreement expired on February 23, 2025, but Fort continues to occupy the premises by mutual agreement with the lessors, until a new negotiated agreement is signed. The annual rent as of December 31, 2024, was £30 thousand (approximately $32), paid quarterly. The second warehouse which Fort leases under a lease agreement effective as July 1, 2024, for a fixed five-year term with no early termination option. The annual rent as of December 31, 2024, was £52 thousand (approximately $63 thousand), paid monthly. There is no option for further extension.

As of December 31, 2024, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $292 thousand and $288 thousand, respectively.

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable.

Supplemental weighted-average information for leases was as follows:

	December 31,
	2024	2023
	U.S. dollars in thousands
Weighted-average remaining lease term	3.97 years	1.51 years
Weighted-average discount rate	8.25%	10%

Future lease payments under operating leases as of December 31, 2024, were as follows:

2025		$108
2026		65
2027		65
2028		65
2029		33
	$
Total future operating lease payments		$336
Less: imputed interest		$(48)
Present value of lease liability		$288

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — INVESTMENT IN AFFILIATE

a.	On February 23, 2023, the Company and Jeffs’ Brands Holdings entered into a stock purchase agreement (as amended on March 22, 2023, the “Wellution Agreement”), with SciSparc, a related party of the Company (see note 17), pursuant to which, on March 22, 2023, Jeffs’ Brands Holdings acquired from SciSparc 57 shares of common stock of SciSparc U.S., a wholly-owned subsidiary of SciSparc that owns and operates Wellution, a brand that sells hemp seed oil-based products on Amazon, representing approximately 49% of the issued and outstanding common stock of SciSparc U.S., for approximately $3.0 million in cash. The Company reviewed the transaction and deemed it to be the purchase of assets for accounting purposes under ASC Subtopic 805 “Business Combinations” (“ASC 805”), and not as a business combination. The Company reviewed the guidance under ASC 805 for the transaction and determined that the fair value of the gross assets acquired was concentrated in a single identifiable asset, a brand. As of December 31, 2023 the outstanding amount due to SciSparc in connection with the closing of the Wellution Agreement was $98 thousand connection. The outstanding amount was paid on January, 31 2024. See note 17.

In connection with the closing of the Wellution Agreement, on March 22, 2023, the Company entered into a consulting agreement with SciSparc U.S. (the “SciSparc Consulting Agreement”), pursuant to which the Company began providing management services to SciSparc U.S. for the Wellution brand for a monthly fee of $20 thousand. Additionally, the Company received a one-time signing bonus in the amount of $51 thousand. The SciSparc Consulting Agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice. In November 2023 the Company and SciSparc agreed to reduce the monthly fee to $10 thousand. In addition, the Company provides a variety of professional and business support services in accordance with transfer pricing work received in SciSparc U.S. The aforementioned services are provided in collaboration with SciSparc. See also note 17.

Jeffs’ Brands Holdings owns approximately 49% of the voting rights in SciSparc U.S. and has the right to appoint two out of five directors. Management has determined that it has significant influence over SciSparc U.S. and accordingly accounts for its investment under the equity method.

The Company did not obtain any substantive processes, assembled workforce, or employees capable of producing outputs in connection with the acquisition. Therefore, the transaction was accounted for as an asset acquisition, as the acquired assets did not meet the definition of a business as defined by ASC 805, Business Combinations

Management assesses whether impairment indicators are present that may indicate an other than temporary impairment (“OTTI”) exists. Management determined that the decrease in revenues and operating losses of SciSparc U.S. were indicative of an OTTI impairment as of December 31 2024 and 2023. Accordingly, management’s fair valuation expert performed an impairment test of the equity investment and determined that the carrying value exceed the discounted cash flows. As a result, an impairment loss of $659 thousand and $955 thousand was recorded within equity losses in the statement of operations for the year ended December 31, 2024, and 2023, respectively.

The activity in the investment in SciSparc U.S. account was as follows:

January 1, 2024 – December 31, 2024
USD in thousands
Balance as of January 1, 2024	1,940
Equity losses	(1,186)
Balance as of December 31, 2024	754

February 23, 2023 – December 31, 2023
USD in thousands
Balance as of January 1, 2023	-
Purchase on February 23, 2023	3,189
Equity losses	(1,249)
Balance as of December 31, 2023	1,940

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — INVESTMENT IN AFFILIATE (cont.)

Summarized financial information:

Summarized balance sheet of SciSparc U.S.:

	December 31,
	2024	2023
	U.S. dollars in thousands
Current assets	285	924
Long-term assets	1,479	3,189
Current liabilities	(226)	(154)
Equity	1,538	3,959

Summarized statement of operation of SciSparc U.S.:

	January 1, 2024 – December 31, 2024	February 22, 2023 – December 31, 2023
	U.S. dollars in thousands
Revenues	(1,306)	(2,137)
Cost of sales	1,461	1,409
Impairment of intangible asset	1,344	1,042
General and administrative	578	748
Sales and marketing	365	468
Taxes on income	(21)	22
Net loss	2,421	1,552

b.	Pursuant to the Wellution Agreement, in connection with the closing of the Wellution Agreement, on March 22, 2023, the Company issued 35,345 Ordinary Shares to SciSparc and SciSparc issued 13,858 of its ordinary shares to the Company in a share exchange, (collectively, the “Exchange Shares”), representing approximately 2.97% and 4.99%, respectively, of the Company’s and SciSparc’s issued and outstanding ordinary shares. The number of Exchange Shares acquired by each company was calculated by dividing $288 thousand by the average closing price of the relevant company’s shares on the Nasdaq Capital Market for the 30 consecutive trading days ending on the third trading day immediately prior to the closing.

The investment in SciSparc was accounted for as a financial asset through profit and loss.

The activity in the investment in SciSparc’s shares was as follows:

January 1, 2024 – December 31, 2024
USD in thousands
Balance as of January 1, 2024	67
Revaluation losses	(62)
Balance as of December 31, 2024	5

March 23, 2023 – December 31, 2023
USD in thousands
Balance as of January 1, 2023	-
Value of shares obtained in connection with share exchange on March 23, 2023	288
Change in fair value	(221)
Balance as of December 31, 2023	67

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — OTHER PAYABLES

	December 31,
	2024	2023
	U.S. dollars in thousands
Government institutions	188	428
Employees and related benefits	145	85
Operating lease liabilities	89	82
Liability to sellers	-	430	(*)
Revenue sharing payment payable	171	140
Accrued expenses and other payables	649	368

	1,242	1,533

(*)	Includes $98 thousand to SciSparc as of December 31, 2023. See Note 17 for additional information.

NOTE 9 — SEGMENT INFORMATION

Segment information is prepared on the same basis that the Company’s chief operating decision maker (“CODM”), the Chief Executive Officer (“CEO”), manages the business, makes business decisions and assesses performance. The Company has one operating and reportable segment, which is the acquisition, improvement and operation of its Brands. See Note 1.a for further details.

The CODM assesses performance for this segment and decides how to allocate resources based on net loss. The measure of segment assets that is reviewed by the CODM is reported within the Consolidated Balance Sheet as consolidated Total assets. The CEO performs the assessment of segment performance by using the reported measure of segment loss to monitor actual results.

The table below summarizes the significant expense categories regularly reviewed by the CODM for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Revenue	13,688	10,008	5,859
Cost of goods sold and Cost of advertising (1)	(13,291)	(9,757)	(6,160)
Operating expense (2)	(5,357)	(3,540)	(4,167)
Other segment items (3)	(2,844)	(1,309)	2,267
Net loss	(7,804)	(4,598)	(2,201)

(1)	Includes cost of goods sold and direct advertising expenses related to Amazon and other sites.

(2)	Operating expenses include payroll (which are not included in the cost of goods sold), interest income (expense), net, exchange rate differences, advertising and marketing expenses which are not included in cost of advertising rent, insurance, travel and entertainment, income taxes , consultants fee, legal fees and miscellaneous expenses.

(3)	Other segment expense items include equity losses, changes in fair value of derivative liabilities, loss from change in value of investment at fair value, depreciation and amortization of intangible assets and changes in deferred taxes, net.

Revenues are attributed to geographic areas:

	Year ended December 31,
	2024	2023	2022
	USD in thousands

America	3,082	3,863	5,422
Europe	10,606	6,145	437
	13,688	10,008	5,859

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — DERIVATIVE LIABILITIES

Additional Warrants

On November 28, 2022, the Company issued additional warrants (the “Additional Warrants”), following certain adjustments pursuant to the terms of the warrants issued as part of the Company’s Initial Public Offering (the “IPO Warrants”), to purchase up to 31,039 Ordinary Shares to certain qualified buyers, as defined in the IPO Warrants. The term of each Additional Warrant is five years from the issuance date. Each Additional Warrant holder receives semi-annual payments equal to approximately 2.3% of the Company’s gross revenues, calculated for the first and second six-month fiscal periods, shared pro rata among qualified holders (“Revenue Sharing Payment”). The Revenue Sharing Payment related to 2024 ,2023 and 2022 was $312 thousand, $269 thousand and $40 thousand, respectively.

The value of the Additional Warrants was calculated based on the binomial option pricing model.

Additionally, the revenue forecast over the life of the Additional Warrants is a significant input in determining the price of the Additional Warrants.

Series A Warrants

As part of the Private Placement, which closed on January 29, 2024, the Company issued Series A Warrants to purchase up to an aggregate of 260,045 Ordinary Shares at an exercise price of $34.97 (subject to certain anti-dilution and share combination event protections) as of the issuance date. Following the effectiveness of the Resale Registration Statement, on March 11, 2024, the Series A Warrants were exercisable into an aggregate of 1,028,720 Ordinary Shares at an exercise price of $8.84 (subject to certain anti-dilution and share combination event protections). The Series A Warrants were immediately exercisable and will expire within sixty-six (66) months from the date of issuance. According to terms of the Series A Warrants, if at any time on or after its issuance date there occurs any share split, reverse share split, share dividend, share combination recapitalization or other similar transaction involving the Ordinary Shares an event of a (a “Share Combination Event”) and the lowest share price during the five consecutive trading days commencing on the trading day immediately following the date on which the Share Combination Event is effected (the “Event Market Price”), is less than the then effective exercise price per Ordinary Share , then the Exercise Price will be reduced to the Event Market Price and the number of Series A Warrant shares issuable will be increased such that the aggregate exercise price thereunder, after taking into account the decrease in the exercise price, will be equal to the aggregate exercise price on the issuance date.

For the effect of a 1-for-13 reverse share split of the Ordinary Shares and on the adjustment related to the Share Combination Event, see note 13.

In addition, according to the terms of the Series A Warrant, if at any time on or after its issuance date,, the Company issues or sells, is deemed to have issued or sold, any Ordinary Shares for a consideration per share (the “New Issuance Price”) less than a price (the “Applicable Price”) equal to the exercise price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a “Dilutive Issuance”), then immediately after and subject to the consummation of such Dilutive Issuance, the exercise price then in effect shall be reduced to an amount equal to the New Issuance Price. For the effect on the adjustment related to a Dilutive Issuance, see note 18.

The Company determined that the Series A Warrants preclude equity classification due to the anti-dilutive protection feature. As such, the Series A Warrants were classified as a derivative liability.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — DERIVATIVE LIABILITIES (cont.)

The following table presents changes in the fair value of the derivative Series A Warrants and the Additional Warrants liability during the period :

	Series A Warrants	Additional Warrants	Total
	U.S. dollars in thousands
Balance as of December 31 ,2022	-	2,216	2,216
Change in fair value	-	(841)	(841)
Balance as of December 31, 2023	-	1,375	1,375
Issuance on January 29, 2024	4,301	-	4,301
Exercise of warrants	(63)	-	(63)
Change in fair value	968	(361)	607
Balance as of December 31, 2024	5,206	1,014	6,220

The following table lists the significant unobservable inputs used for calculation of fair value of the Additional Warrants:

	December 31, 2024	December 31, 2023
Expected volatility	133.54%	101.39%
Exercise price	$183.82	183.82
Share price	$2.57	39.65
Risk-free interest rate	4.27%	3.93%
Dividend yield	-	-
Expected life	2.91	3.91
Weighted average cost of capital (WACC)	21.9%	20.4%

The following table lists the significant unobservable inputs used for calculation of fair value of Series A Warrants:

	December 31, 2024	January 29, 2024
Expected volatility	114.9%	106.9%
Exercise price	$2.7008	34.97
Share price	$2.57	42.12
Risk-free interest rate	4.4%	3.98%
Dividend yield	-	-
Expected life	4.58	5.5

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — LOANS FROM SHAREHOLDERS

As of May 3, 2022, Smart Pro had outstanding loans to Xylo Technologies Ltd. (formerly Medigus Ltd.) (“Xylo”). Mr. Hakmon and Pure Capital of $4,010 thousand, $940 thousand and $109 thousand, respectively. On May 3, 2022, the Company entered into Assignments to the Loan Agreements with Smart Pro, Xylo, Mr. Hakmon and Pure Capital, pursuant to which the Company assumed Smart Pro’s obligations under the outstanding loans and agreed that unless earlier repaid pursuant to the terms of the respective loan agreements with such parties, effective immediately upon the consummation of IPO, all outstanding principal due to each such party were automatically converted into a number of Ordinary Shares equal to the quotient obtained by dividing the outstanding principal amount due to such party, by the per Ordinary Share price obtained by dividing $10,000 thousand by the fully diluted issued and outstanding Ordinary Shares as of immediately prior to the closing of the IPO. Any accrued and unpaid interest due to each such party at that time was paid in cash. On July 25, 2023, the Company entered into an amendment to the Assignment Agreement, pursuant to which, among others, the outstanding debt between the Company and Smart Pro was converted into and paid in capital of Smart Pro.

Based on management’s assessment, the modified loan terms including an equity conversion feature upon IPO represented a substantial modification in accordance with ASC 470-50 and is accounted for as an extinguishment of the original financial liability in the amount of $3,821 thousand and the recognition of a new financial instrument in the amount of $2,839 thousand. The difference between the fair value of the instrument bearing the modified terms and the carrying values of the original loans immediately prior to the modification, was recorded in 2022 as an increase in equity in the amount of $982 thousand.

As the convertible note was not issued with a substantial premium or with an embedded conversion feature required to be bifurcated under ASC 815, the convertible note was accounted for as a liability in its entirety.

In accordance with such assignment agreements, on August 30, 2022, the outstanding amounts due to Xylo, Mr. Hakmon and Pure Capital at a total amount of $5,059 thousand were converted into an aggregate of 16,084 Ordinary Shares. In addition, accrued interest of $393 thousand was paid.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — TAXES ON INCOME

Jeffs’ Brands and Top Rank are taxed according to Israeli tax laws. The corporate tax rate in Israel is 23% for 2022 and thereafter.

Smart Pro, Purex Jeffs Brands Holdings Inc and Fort US are taxed according to U.S. federal California state and Delaware state laws. The blended corporate tax rate is 28% for 2022 and thereafter.

Fort is taxed according to UK tax law. The corporate tax rate was 19% until March 2024 and 25% thereafter.

Capital gains are subject to capital gain tax according to the corporate tax rate for the year during which the assets are sold.

For financial reporting purposes loss before taxes includes the following components:

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Israel	(5,467)	(2,866)	(2,081)
Foreign	(2,027)	(1,700)	(126)

	(7,494)	(4,566)	(2,207)

Income tax expense (benefit) was as follows:

	Year ended December 31
	2024	2023	2022
Current:	U.S. dollars in thousands
Israel	8	7	-
Foreign	101	78	12
Total current income tax expense	109	85	12
Deferred:
Israel		-	-
Foreign	201	(53)	(18)
Total deferred tax expenses (income)	201	(53)	(18)
Total tax expense (benefit)	310	32	(6)

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — TAXES ON INCOME (cont.)

A reconciliation of the Group’s statutory income tax rate to effective income tax rate is as follows:

	December 31,
	2024	2023	2022
	U.S. dollars in thousands
Loss before taxes on income	(7,494)	(4,566)	(2,207)
Statutory tax rate	23%	23%	23%
Tax (tax benefit) computed at the statutory tax rate	(1,724)	(1,050)	(508)
Increase (decrease) in taxes on income resulting from the following:
Tax rate differences applicable to subsidiaries	(525)	(46)	(110)
Previous years taxes	18	-	-
Tax losses and timing differences for which deferred taxes were not recognized	2,541	1,128	612
Taxes on income	310	32	(6)

Deferred taxes are comprised of the following components:

	Year ended December 31,
	2024	2023
	U.S. dollars in thousands
Deferred tax asset
Intangible assets	487	388
Investment accounted for using the equity method	511	262
Operating lease right of use asset	72	28
Operating loss carryforward	2,719	1,578
Total deferred tax assets	3,789	2,256
Valuation allowance	(3,717)	(2,060)
Total deferred tax assets after valuation allowance	72	196

Deferred tax liabilities

Fixed asset	33	-
Operating lease liability	72	28
Total deferred tax liability	105	28

Net deferred tax (liability) assets	(33)	168

Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected.

Carry forward tax losses of Jeffs’ Brands were $10,002 thousand and $6,418 thousand as of December 31, 2024 and 2023, respectively. Jeffs’ Brands did not record deferred tax assets in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future. There is no expiration on net operating loss carryforwards in Israel.

Carry forward tax losses of Smart Pro were $1,494 thousand and $362 thousand as of December 31, 2024 and 2023, respectively. Smart Pro did not record deferred tax assets in respect of these losses, as the utilization thereof is not expected to occur in the foreseeable future. There is no expiration on net operating loss carryforwards in the United States.

Fort, Jeffs’ Brands Holdings and Fort US did not have any net operating loss carryforwards as of December 31, 2024, and 2023. The net deferred tax asset as of December 31, 2023 is with respect to Smart Pro. The net deferred tax liability in 2024 is with respect to Fort.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — SHARE CAPITAL

a.	The share capital composed of ordinary shares as follows:

	Number of ordinary shares December 31
	2024	2023
Issued (*)	1,715,817	93,561
Authorized	90,000,000	3,351,351

(*)	Retroactively adjusted.

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

On February 17, 2022, the Company’s Board of Directors approved the issuance of bonus shares (equivalent to a stock dividend) on a basis of 664.0547 (prior to adjustments for subsequent reverse share split) Ordinary Shares of the Company for each Ordinary Share issued and outstanding as of the close of business on February 17, 2022 (provided that any fractional shares be rounded down to the nearest whole number), resulting in an aggregate issuance by the Company as of such date of 6,630,547 (prior to adjustments for subsequent reverse share splits) Ordinary Shares. Additionally, the Board approved an increase in the authorized share capital of the Company to 100,000,000 (3,351,351 after giving effect to the two subsequent reverse share splits) ordinary shares.

On May 3, 2022, the Company’s Board of Directors approved a 0.806-for-1 reverse split of its issued and outstanding Ordinary Shares, effective as of May 3, 2022, pursuant to which holders of the Company’s Ordinary Shares received 0.806 of an Ordinary Share for each Ordinary Share.

On June 16, 2022, the Company’s Board of Directors approved a 1-for-1.85 reverse split of our issued and outstanding Ordinary Shares, effective as of June 16, 2022, pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 1.85 Ordinary Shares held as of such date. The reverse stock split proportionally reduced the number of the Company’s authorized share capital.

The share capital before consummation of the IPO was comprised of 413,304 issued and outstanding ordinary shares. In accordance with an assignment agreement (see note 11) and in connection with the IPO (see above), on August 30, 2022, the Company converted outstanding amounts due to Xylo, Mr. Hakmon and Pure Capital into 16,084 Ordinary Shares.

On August 30, 2022, the Company closed its IPO, and the simultaneous partial exercise of the underwriter’s over-allotment option, for aggregate gross proceeds of approximately $15.5 million, before deducting underwriting discounts and estimated offering expenses. The Company issued 40,852 Ordinary Shares, and 3,717,473 IPO warrants to purchase up to 40,852 Ordinary Shares. The Ordinary Shares and IPO Warrants were sold together in the IPO as units (“Units”) at an initial public offering price of $378.56 per Unit.

The IPO Warrants had an initial exercise price of $367.64 and expire five years from the issuance date. The IPO Warrants became exercisable immediately after the completion of the IPO (and until August 30, 2027). On the 90th day after the closing of the IPO, the exercise price of the IPO Warrants was adjusted to be equal to the lowest quoted share price during the 90 days. The daily quoted price used in the determination of such minimum was calculated as the weighted average price of each day. The exercise price, however, may not be reduced to less than $183.82.

The IPO Warrants contain a down round protection, so that for a period of two years from the date of issuance of the IPO Warrant, the exercise price is adjusted to the price in subsequent fundings of the Company, if shares in these fundings are sold at a price per share below the warrant exercise price at the time of such future fundings (or if other instruments with an exercise / conversion price at a price below the warrant exercise price are sold). The exercise price, however, may not be reduced to less than $183.82. On November 28, 2022, the IPO Warrant’s exercise price was adjusted to $183.82.

The Ordinary Shares and IPO Warrants trade on the Nasdaq under the symbol “JFBR” and “JFBRW”, respectively.

In addition, On November 28, 2022, the Company issued 2,824,525 Additional Warrants to purchase 31,039 Ordinary Shares. Each Additional Warrant has substantially the same terms as the As-Adjusted IPO Warrant; provided, however, that the term of each Additional Warrant will be five (5) years from the issuance date and such Additional Warrant will not be listed on any securities exchange. Each Additional Warrants holder will receive semi-annual payments. The total annual payment depends on the amount of the Additional Warrants outstanding. As of December 31, 2022, the payment will be equal to approximately 2.3% of the Group’s revenues for the period from November 28, 2022 until December 31, 2022. The Additional Warrants may be redeemed by the Company at any time at a price equal to three times the Initial Exercise Price, or $551.46.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — SHARE CAPITAL (cont.)

As the IPO Warrants and the Additional Warrants are not separable at the issuance date, the IPO Warrants and the Additional Warrants were initially accounted for as derivative instruments which were classified as a liability and measured at fair value through profit or loss. See note 10.

Applicable issuance costs, amounting to $2,193 thousand, were allocated in the same proportion as the allocation of the gross proceeds. An amount of $1,169 thousand was considered as issuance costs allocated to the warrants and was recorded in the consolidated statement of operations, while costs allocated as issuance costs of ordinary shares in the amount of $1,024 thousand were recorded in equity as a reduction of the paid in capital for the year ended December 31, 2022.

As part of the IPO, on August 30, 2022, the Company issued to the underwriter 185,873 Warrants to purchase up to 2,043 Ordinary Shares (the “Underwriters Warrants”) that were exercisable on February 21, 2023 at an exercise price of $473.2, and will expire on August 25, 2027. The Underwriter’s Warrants may be exercised on a cashless exercise basis in certain circumstances. The Underwriters Warrants were treated as issuance costs, which amounted to $109 thousand based on a third party valuation, and have been allocated in the same proportion as the allocation of the gross proceeds from the IPO. An amount of $58 thousand was considered as issuance costs allocated to the Underwriter’s Warrants and were recorded in profit or loss as finance expense, while costs allocated as issuance costs of Ordinary Shares in the amount of $51 thousand were recorded in equity as a reduction of the additional paid in capital.

On August 30, 2022, the underwriter partially exercised its overallotment right to purchase 425,912 additional IPO Warrants to purchase up to 4,680 Ordinary Shares for a total consideration of $4 thousand. These additional IPO Warrants were treated as issuance costs, which amounted to $1 thousand based on third party valuation, and have been allocated in the same proportion as the allocation of the gross proceeds from the IPO. An amount of $0.5 thousand was considered as issuance costs allocated to the additional IPO Warrants and were recorded in profit or loss as finance expense, while costs allocated as issuance costs of Ordinary Shares in the amount of $0.5 thousand have been recorded in equity as a reduction of the paid in capital.

Effective as of August 30, 2022, the closing date of the IPO, and pursuant to the loan agreement (the “Issuance Date”), the Company issued to lenders warrants (“Lender Warrants”) to purchase up to 660 Ordinary Shares, exercisable for three years following the issuance date at an exercise price of $367.64 per share. The Lender Warrants may be exercised on a cashless basis.

On the issuance date of the Lenders Warrants, all conditions for equity classification under U.S. GAAP were met, and as such, the fair value of the warrants as of the issuance date were classified to equity.

In addition, effective as of August 30, 2022, the Company issued 18,565 warrants to purchase up to 204 Ordinary Shares at an exercise price of $367.64 per Ordinary Share (and an exercise price of $183.82 following the Exercise Price Adjustment) to an advisor. The warrants were exercisable immediately and are exercisable until August 30, 2027.

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

On January 25, 2024, the Company entered into a Securities Purchase Agreement with certain institutional investors for aggregate gross proceeds of $7.275 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement. The Private Placement closed on January 29, 2024 (“Issuance Date”).

In connection with the Private Placement, the Company issued an aggregate of (i) 144,988 Ordinary Shares; (ii) pre-funded warrants to purchase up to 63,077 Ordinary Shares at an exercise price of $0.00013 per Ordinary Share; (iii) Series A Warrants to purchase up to 260,045 Ordinary Shares exercisable upon issuance at an initial exercise price of $34.97 per Ordinary Share (subject to certain anti-dilution and share combination event protections) and have a term of sixty-six (66) months from the date of issuance; and (iv) Series B Warrants to purchase, upon the satisfaction of certain conditions, up to 614,937 Ordinary Shares at an exercise price of $0.00013 Ordinary Share and have a term of 66 months from the date of issuance. The pre-funded warrants were exercisable immediately at an exercise price of $0.00013 per Ordinary Share and will not expire until exercised in full.

Pure Capital participated in the Private Placement as a purchaser and purchased securities in the amount of $500 thousand. See note 17.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — SHARE CAPITAL (cont.)

The number of Ordinary Shares issuable under the Series A and Series B Warrant was subject to an adjustment determined by the trading price of the Ordinary Shares following the effectiveness of a resale registration statement (the “Resale Registration Statement”) (see below) that the Company undertook to file, subject to a pricing floor of $8.84 per Ordinary Share. Pursuant to such, the maximum number of Ordinary Shares underlying each of the Series A and Series B Warrants would have been an aggregate of 1,028,720 Ordinary Shares and 614,937 Ordinary Shares, respectively.

Following the effectiveness of the Resale Registration Statement, on March 11, 2024 (i) Series A Warrants were exercisable into a total number of 1,028,720 Ordinary Shares (subject to certain anti-dilution and share combination event protections) and have an exercise price of $8.84 per Ordinary Share; and (ii) Series B Warrants are exercisable into a total number of 608,021 Ordinary Shares at an exercise price of per Ordinary Share $0.00013, following the adjustment. Subsequent to such adjustment, the Series B Warrants have a term of sixty-six (66) months from the date of issuance.

In connection with the Private Placement, the Company also entered into a placement agent agreement (the “Placement Agent Agreement”) with Aegis Capital Corp. (“Aegis”) dated January 25, 2024, pursuant to which Aegis agreed to serve as the exclusive placement agent for the Company in connection with the Private Placement. The Company agreed to pay Aegis a cash placement fee equal to 8.50% of the gross cash proceeds received in the Private

Placement and to pay for expenses of the purchasers’ and Aegis’ legal counsel up to an aggregate amount of $90 thousand.

On October 30, 2024, the Company’s Board of Directors approved a 1-for-13 reverse split of the issued and outstanding Ordinary Shares (the “Reverse Share Split”), effective as of November 20, 2024, pursuant to which holders of the Ordinary Shares received one Ordinary Share for every thirteen Ordinary Shares held as of such date. The reverse stock split proportionally did not reduce the number of authorized share capital. The effect of such reverse split was applied retrospectively for all the number of shares, warrants, related par value and others presented in this note and elsewhere in the consolidated financial statements prior to the effective date of the reverse stock split.

Following the Reverse Share Split, on November 26, 2024, the exercise price and the number of Ordinary Shares issuable pursuant to the exercise of the Series A Warrants were adjusted, in accordance with the terms therein, or the Reverse Split Adjustment. Following the Reverse Split Adjustment, the exercise price was adjusted to $2.7008 per Ordinary Share, the lowest weighted average price of the Ordinary Shares during the period commencing on November 20, 2024 and ending on November 26, 2024, and the number of Ordinary Shares underlying the Series A Warrants was adjusted to 3,367,123 (the arithmetic calculation resulting in the aggregate exercise price payable following the exercise of the Series A Warrants to be equal to the aggregate exercise price on January 29, 2024, the issuance date of the Series A Warrants).

In connection with the issuance of a certain promissory note on January 16, 2025 convertible into Ordinary Shares and pursuant to Section 2(a) of the Warrants, the exercise price of Series A Warrants was adjusted. See note 18.5 and 18.8.

During the year ended December 31, 2024, 825,434 Series A Warrants were exercised and a total cash amount of approximately $2.2 million was received.

During the year ended December 31, 2024, 588,757 Series B Warrants were exercised and all of the pre-funded warrants were exercised in full.

On July 17, 2024 the shareholders approved to increase the authorized share capital to 90,000,000 ordinary shares.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — SHARE INCENTIVE PLAN

On January 19, 2022, the Company’s Board of Directors adopted the 2022 Incentive Option Plan (the “Prior Plan”). A total of 14,363 Ordinary Shares were reserved and subject to the Prior Plan. The Plan is intended as an incentive to retain directors, officers, employees, consultants and advisers of the Company. On May 15, 2024, the Company adopted the 2024 Share Incentive Option Plan (the “2024 Plan), which replaced the Prior Plan. A total of 121,154 Ordinary Shares are reserved and subject to the 2024 Plan. As of December 31, 2024, the Company had not granted awards under the Prior Plan or the 2024 Plan.

NOTE 15 — FINANCE (INCOME) EXPENSE, NET

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Finance income:
Change in fair value of derivative liabilities	-	(841)	(2,822)
Interest income	(78)	(4)	-
Total finance income	(78)	(845)	(2,822)

Finance expense:
Change in fair value of derivative liabilities	607	-	-
Finance expenses in respect of third-party loan	7	-	83
Amortization of loan discount	-	-	37
Exchange rate differences	51	91	156
Issuance costs	603	-	-
Interest expense on loans from shareholders and related parties	-	-	203
Other finance expenses	37	10	38
Revaluation of securities -fair value through profit or loss	63	221	-
Total finance expenses	1,368	322	517
Finance expense (income), net	1,290	(523)	(2,305)

NOTE 16 — NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders:

	Year ended December 31
	2024	2023		2022
	U.S. dollars in thousands (*)
Numerator:
Net loss applicable to shareholders of ordinary shares	(7,804)	(4,598)		(2,201)

Denominator:
Shares of ordinary share used in computing basic and diluted net loss per share	655,123	91,114	(**)	51,032	(**)
Net loss per share of ordinary share, basic and diluted	(11.91)	(50.44)	(**)	(43.16)	(**)

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS (cont.)

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted average shares outstanding, because such securities had an antidilutive impact (the securities presented according to the number of issuable shares):

	Year ended December 31
	2024	2023	2022

IPO Warrants and Additional Warrants (Note 13)	71,890	71,890	71,890
Series A Warrants	2,541,689	-	-
Series B Warrants	19,264	-	-
Underwriter warrants (Note 13)	6,723	6,723	6,723
Other warrants	864	864	864
	2,640,430	79,477	79,477

(*)	except share and per share data

(**)	Share and per share data in these consolidated financial statements have been retroactively adjusted to reflect the reverse share split effected in November 2024.

NOTE 17 — RELATED PARTIES

a.	Transactions with related parties:

	Year ended December 31,
	2024	2023
	U.S. dollars in thousands
Labor cost and related expenses (included in general and administrative) (c1)	447	249
Directors’ fees (included in general and administrative) (c2)	417	282
Consulting fees (included in general and administrative) (c3)	245	180
Consulting fees (included in general and administrative) (c6)	240	-
Inventory storage (included in cost of sale) (c3)	405	545
Revenue sharing payment (included in general and administrative) (c7)	47	40
Other income, net (c5)	(120)	(255)
	1,681	1,041

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — RELATED PARTIES (cont.)

b.	Balances with interested and related parties:

	Year ended December 31,
	2024	2023
	U.S. dollars in thousands
Assets:
ParaZero (included in advances to suppliers) (c9)	10	-
SciSparc U.S (included in other receivables) (c5)	112	-
	122	-

Liabilities:
Related parties (c4), (c5)	15	66
Chief executive officer salary (included in other account payable) (c1)	74	18
Revenue sharing payment (included in other account payable) (c7)	25	21
Liability to SciSparc (included in other account payable) (c8)	-	98
Liability to supplier (included in trade payable) (c3)	26	69
Liability to consultant (included in account payable and trade payable) (c3), (c6)	54	17
	194	289

c.	Additional information:

1.	On August 3, 2022, the Company’s Board of Directors approved the increase to the chief executive officer (“CEO”), monthly salary to NIS 55 thousand (approximately $23 thousand) plus applicable value added taxes (“VAT”), retroactively from February 1, 2022. Effective on September 1, 2022, the Company’s Board of Directors approved an increase to CEO’s monthly salary to NIS 80 thousand (approximately $23 thousand) plus VAT and a one-time bonus of NIS 480 thousand (approximately $140 thousand). On July 16, 2024 the shareholders approved to grant a bonus of 4 monthly salaries ($87 thousand), therefore the provision for a bonus of 4 month salary ($87 thousand) were recorded.

2.	The monthly directors’ fee is NIS 8 thousand ($2.2 thousand) for each director. The chairman of the Company’s Board of Directors fee is NIS 35 thousand ($10 thousand). The directors’ fees were decreased by 20%, to NIS 6.2 thousand (approximately $1.68 thousand) to each director and to NIS 28 thousand ($8 thousand) to the chairman of the Company’s Board of Directors, effective October 1 ,2023. On July 16, 2024 the shareholders approved to increase the chairman of the Company’s Board of Directors monthly fee to NIS 56 thousand ($15 thousand) and approved to grant a bonus of 4 monthly salaries in the total amount of NIS 140 thousand ($40 thousand), therefore a provision for bonus to the chairman of the Company’s Board of Directors of 4 month salary ($60 thousand) were recorded.

3.

On October 26, 2022, the Company and Pure Capital, a company owned by a family member of the CEO, entered into a consultant agreement, pursuant to which Pure Capital will provide consultancy services to the Company for a monthly fee of NIS 57.5 thousand (approximately $16.5 thousand). The Group paid Pure Capital a one-time signing bonus in the amount of NIS 425 thousand (approximately $121 thousand) for their services to the Company from the day of the Company’s inception until the closing of the IPO. Pure Capital is also entitled during the term of the consulting agreement to the following payment: (i) an amount equal to 7% of the gross proceeds paid to the Company in connection with any exercise of warrants, whether or not currently outstanding; and (ii) 8% of the total consideration paid in connection with any purchase of a new brand, businesses, or similar events initiated or assisted by Pure Capital and approved by the CEO and Chairman of the Board based on agreement with Pure Capital. The consulting agreement is for an undefined period of time and may be terminated after 3 years from October 26, 2022 by either party upon 30 days of advance notice.

Additionally, on October 26, 2022 the Company and Pure Logistics, which was formerly owned by Pure Capital and a former director of the Company, entered into a warehouse storage agreement located in the USA. In March 2023, the Company paid to Pure Capital $352 thousand in accordance with the terms of the Pure Capital Consulting Agreement. The consultancy fees were paid in consideration with the investments in Fort and SciSparc and were capitalized. During June 2024, the Company paid to Pure Capital $50 thousand in accordance with the terms of the Pure Capital Consulting Agreement. The consultancy fees were paid in consideration with the Private Placement and were capitalized. During November 2024 the Company paid to Pure Capital $50 thousand in accordance with the terms of the Pure Capital Consulting Agreement. The consultancy fees were paid in consideration with the exercise of  Series A Warrants. See note 18.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — RELATED PARTIES (cont.)

4.

On May 21, 2022, the Company entered into a short-term lease agreement for its offices from Xylo and participated in 50% of the lease and maintenance expenses related. The Company paid $86 thousand plus VAT on December 30, 2022. Also, the Company participated in 50% of the salary of an Xylo employee who provided services to the Company in 2022 and until April 30, 2024at a monthly rate of $10 thousand NIS a month (approximately $3 thousand). The outstanding payable to Xylo as of December 31, 2023, was $32 thousand, which amount was fully paid during 2024.

5.	As noted in note 7, the Company purchased 49% of the voting rights of SciSparc U.S., a related party of the Company due the following reasons: the Company’s chairman board of director serves as the director in SciSparc U.S., and as the Chief Financial Officer of and Chief Executive Officer in SciSparc. Additionally, in connection with the closing of the Wellution Agreement, on March 22, 2023, the Company entered into a consulting agreement with SciSparc U.S. (the “SciSparc Consulting Agreement”), pursuant to which the Company will provide management services to SciSparc U.S. for the Wellution brand for a monthly fee of $20 thousand and the Company received a one-time signing bonus in the amount of $51 thousand. The SciSparc Consulting Agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice. On November 2023 the monthly fee was reduced to $10 thousand. In addition, The Company provides a variety of professional and business support services in accordance with transfer pricing work received in SciSparc U.S. The aforementioned services are provided in collaboration with SciSparc. The outstanding payable to SciSparc as of December 31, 2024 and 2023, was $15 thousand.

6.	On April 30, 2024, the Company entered into a consulting agreement (the “Xylo Consulting Agreement”) with Xylo pursuant to which Xylo will provide consultancy services to the Company for a monthly fee of $20 thousand. The Xylo Consulting Agreement is for a period of thirty-six (36) months beginning January 2024 and may be terminated for cause with thirty (30) days advance notice. The consultancy services fees paid according to the Xylo Consulting Agreement are included in other expenses. As of December 31, 2024 the outstanding payable amount was $35 thousand.

7.	During 2024 and 2023 the Company paid $24 thousand and $23 thousand respectively, to Xylo and $18 thousand and $17 thousand respectively, to Pure Capital in connection to revenue sharing payment. The outstanding payable to Xylo and Pure Capital as of December 31, 2024 and 2023 was $14 thousand and $11 thousand, and $12 thousand and $9 thousand, respectively.

8.	As of December 31, 2023, the outstanding amount due to SciSparc in connection with the closing of the Wellution Agreement was $98 thousand connection. This amount was fully paid on January 31 2024.

9.

On December 5, 2024 the Company entered into a reseller agreement with ParaZero, an Israeli company, for the sale and distribution of its products. Under the agreement, the Company will market and resell ParaZero’s products on agreed-upon terms, and in consideration, the Company is entitled to receive a percentage of the revenues generated from sales. The agreement is in effect for a period of two years, with the option to renew for additional one year periods, and may be terminated by either party upon a 30 day advance notice period. Amitay Weiss, Moshe Revach and Tali Dinar, directors of the Company, are each directors of ParaZero as well.

As of December 31, 2024, the Company paid $10 thousand to ParaZero pursuant to the agreement.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — SUBSEQUENT EVENTS

1.	On January 16, 2025 the Company issued a non-recourse convertible promissory note (the “Note”), in the principal amount of $2,850,000 (the “Principal Amount”), to Pure Capital .The Company intends to use the net proceeds of $2,565,000 received from the issuance of the Note and any additional net proceeds from the exercise of the Pure Capital Warrant (as defined below), to the extent exercised in cash, for working capital and general corporate purposes, as well as for potential acquisitions, aiming to leverage Fort success in the U.K. market and expand its operations to the U.S. market.

The Note was issued with a 10% original issue discount from the Principal Amount and is to be repaid in one payment on the 18th month anniversary of the issuance date, or July 16, 2026, unless repaid earlier (partially or in full) at the option of the Company, or if extended at the option of Pure Capital. The Principal Amount under the Note bears an annual interest rate of 8% (which will increase to 18% upon an event of default, as defined in the Note) (the “Interest”). The outstanding amount due under the Note is convertible (partially or in full) into ordinary shares, of the Company, at the option of Pure Capital, at any time after the Issuance Date, at a conversion price equal to the lower of (i) $2.80984, which represents 110% of the volume weighted average price (“VWAP”) of the Ordinary Shares on January 15, 2025, the trading day immediately prior to the Issuance Date, as reported by Bloomberg LP, or (ii) 95% of the lowest daily VWAP during the 20 consecutive trading days immediately preceding the applicable date of conversion.

In connection with the issuance of the Note, the Company also issued to Pure Capital a warrant to purchase up to 760,720 Ordinary Shares (the “Pure Capital Warrant”), representing a warrant coverage of 75% of the initial maximum number of Ordinary Shares issuable upon conversion of the Note (calculated based on a conversion price of $2.435105 per Ordinary Share). The Pure Capital Warrant was exercisable upon issuance at an initial exercise price of $2.435105 (subject to certain anti-dilution and share combination event protections) and has a term of 5.5 years from the Issuance Date, or July 16, 2030. The number of Ordinary Shares underlying the Note and the Pure Capital Warrant is subject to certain adjustments, as described in the Note and the Pure Capital Warrant.

The exercise of the Pure Capital Warrant is Pure Capital’s sole recourse against non-payment of the principal amount, interest, and any payment premium (as defined in the Note), if applicable, regardless of whether the value realized from the Pure Capital Warrant and/or the Ordinary Shares issued upon conversion of the Note is less than the then outstanding due principal amount, interest, and if applicable, the payment premium.

On March 11, 2025, Pure Capital converted 126,940 of the Principal Amount at a conversion price of $1.35109 and was issued with 93,954 Ordinary Shares of the Company.in accordance to the exercise Series A Warrants exercise was adjusted – see note 18.8.

2.	On January 5, 2025, Mr. Eli Yoresh tendered his resignation from the board of directors of the Company effective immediately.

3.	During January 2025, 73,072 Series A Warrants were exercised for consideration of $197 thousand.

4.	On January 21, 2025, the Company entered into a non-binding letter of intent ("Smart Pro LOI") with a Canadian public company, (the “Acquiror”), for the proposed acquisition of Smart Pro. Under the new negotiated terms, prior to the execution of the definitive agreement, the Company shall enter into a share transfer agreement with Smart Pro and transfer to Smart Pro, 5,000 shares of common stock, $0.01 par value per share of Jeffs’ Brands Holdings (which holds the minority interest in SciSparc U.S.), in exchange for shares of common stock of Smart Pro, such that Jeff’ Brands Holdings will be a direct wholly owned subsidiary of Smart Pro. Thereafter, the Company will transfer all of the issued and outstanding shares of common stock of Smart Pro, to the Acquiror in exchange for initially 75% of the Acquiror’s issued and outstanding shares, as an initial payment upon closing of the transaction. Upon the achievement of certain milestones, the Company will receive an aggregate additional number of shares for up to a 90% equity interest in the Acquiror, on a fully diluted basis, each calculated as of immediately following the closing of the transaction.

JEFFS’ BRANDS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — SUBSEQUENT EVENTS (cont.)

The Proposed Smart Acquisition is subject to the successful completion of due diligence by both parties, the execution of binding definitive agreements with respect to the transaction, which shall include customary closing conditions, and compliance with any regulatory approvals. Either party may terminate the non-binding letter of intent upon written notice to the other party that is terminating negotiations with respect to the proposed transaction if it does not deem the due diligence review of the other party to be satisfactory. The non-binding letter of intent will automatically terminate upon the earlier of (i) the execution of definitive agreements with respect to the transaction or (ii) March 31, 2025. On March 27, 2025, the Company entered into an amendment to the Smart Pro LOI, which extended the termination date from March 31, 2025 to May 31, 2025.

5.

On January 27, 2025, the Company notified the holders of Series A Warrants that pursuant to Section 2(a), the exercise price per each outstanding Ordinary Share purchasable under the Warrant, was adjusted to $2.435105, pursuant to the issuance by the Company of a certain promissory note convertible described in note 18.1

6.

On February 6, 2025, the Company entered into a definitive share purchase agreement for the contemplated merger of Fort, with Impact Acquisitions Corp. (“Impact Acquisitions”), a capital pool company listed on the TSX Venture Exchange. Under the definitive share purchase agreement, Impact Acquisitions will acquire from the Company 100% of Fort equity interests (the “Fort Proposed Transaction”). The Company will receive 75.02% and up to 83.29% ownership of Impact share capital, contingent upon meeting predetermined milestones.

The completion of the Proposed Fort Transaction is subject to the satisfaction or waiver of certain conditions, including but not limited to, the completion of due diligence by the parties, receipt of corporate and regulatory approvals and the receipt by the Company of a pre-ruling from the Israel Tax Authority approving the proposed transaction.

7.	On March 11, 2025, the Company and Smart Pro entered into a definitive agreement to acquire Pure Logistics, a company that operates an approximately 100,000 square foot logistics center in New Jersey equipped with 20 loading docks. On March 18, 2025, the acquisition closed, and through its wholly owned subsidiary, Smart Pro, the Company acquired all of the issued and outstanding equity interests of Pure Logistics from its equity holders, Pure Capital, Eliyahu Yoresh (a former director of the Company) and Tal Yoresh (the “Sellers”). As consideration for the acquisition, Smart Pro paid a base payment of $2.1 million in cash at the closing and will pay an additional deferred payment of $500,000. The deferred payment is evidenced by promissory notes (the “Promissory Notes”) which Smart Pro issued to the Sellers, bearing annual interest at a rate of 9% payable in ten monthly installments of $50,000 each, beginning six months after closing. As security for the repayment of the Promissory Notes, the Company issued to the Sellers warrants to purchase up to 181,819 of the Company’s ordinary shares, at an initial exercise price of $2.75 per share (the “Pure Logistics Warrants”). The Pure Logistics Warrants serve as the Sellers’ sole recourse in the event of non-payment of the principal and any accrued interest on the Promissory Notes. The Pure Logistics Warrants will only become exercisable upon the occurrence of an Event of Default (as defined in the Promissory Notes). Upon an Event of Default, the number of underlying Ordinary Shares will be adjusted to reflect the outstanding amount due by Smart Pro to each Seller under his Promissory Note (the “Outstanding Amount”), such that the number of underlying Ordinary Shares will be equal to the Outstanding Amount divided by the New Exercise Price (as defined below) then in effect, minus the amount of Ordinary Shares already exercised (if any), rounded up to the nearest whole number. The “New Exercise Price” will be equal to 135% of the closing price of the Ordinary Shares on the Nasdaq Capital Market as of the date of Event of Default. The exercise price of the Pure Logistics Warrants and the number of underlying Ordinary Shares are also subject to certain anti-dilution and share combination event protections, as set forth in the Pure Logistics Warrants.

In addition, pursuant to the terms of the agreement, Smart Pro delivered to the Sellers an aggregate cash payment of $247 thousand, covering an outstanding security deposit provided by the Sellers under a current lease agreement of Pure Logistics.

8.

Effective as of March 11, 2025, the exercise price per each outstanding Ordinary Share issuable upon the exercise of the Series A Warrant, the Pure Capital Warrant and the Pure Logistics Warrant, was adjusted to $1.22609, pursuant to the conversion notice of Pure Capital under a certain a promissory note convertible described in note 18.1