Form 20-F
period 2025-12-31
Nexera Technologies Ltd
filed 2026-04-01
CIK 1885408

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-41482

Nexera Technologies Ltd
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Israel

(Jurisdiction of incorporation or organization)

7 Mezada Street

Bnei Brak, Israel 5126112

Israel

(Address of principal executive offices)

Eliyahu Zamir

Chief Executive Officer

Tel: +972-3-7713520

eli@nexera-tech.io

7 Mezada Street, Bnei Brak, Israel 5126112

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value per share	NEXR	Nasdaq Capital Market
Warrants to Purchase Ordinary Shares	NEXRW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 250,727 ordinary shares as of December 31, 2025.

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

Yes ☐ No ☒

i

NEXERA TECHNOLOGIES LTD

INTRODUCTION

In this Annual Report on Form 20-F, or this Annual Report, “we,” “us,” “our,” the “Company” and “NEXR” refer to Nexera Technologies Ltd (formerly, Jeffs’ Brands Ltd).

We are a data driven e-commerce company operating primarily on the Amazon marketplace, or Amazon, and we have recently begun expanding into the global homeland security, or HLS, sector through advanced artificial intelligence, or AI, driven solutions. We were incorporated in Israel in March 2021, under the name Jeffs’ Brands Ltd, to provide various services, such as management, operation and logistics, marketing and financial services to our subsidiaries that operate online stores for the sale of various consumer products on Amazon, utilizing the Fulfillment by Amazon, or FBA, model.

On December 23, 2025, we announced a planned corporate rebranding to reflect our intended strategic focus on HLS and advanced technologies, or the Corporate Rebranding. The planned Corporate Rebranding began with the name change of our subsidiary “Jeffs’ Brands Holdings Inc.” to “KeepZone AI Inc.” on December 2, 2025 and the entry of KeepZone into a distribution agreement with Scanary Ltd., or Scanary, an Israeli deep-tech developer of 3D imaging, electromagnetic, and AI-powered threat detection systems, on December 4, 2025, or the Scanary Agreement. We also changed the Company’s name to “Nexera Technologies Ltd”, effective as of March 26, 2026.

As of the date of this Annual Report, we have seven wholly or majority owned subsidiaries, held directly by us or through our subsidiaries: Fort Technology Inc., or Fort Technology, Smart Repair Pro, Top Rank Ltd., Fort Products Limited., or Fort, KeepZone AI Inc. (formerly Jeffs’ Brands Holdings Inc.), or KeepZone, Fort Products LLC and Pure NJ Logistics LLC, or Pure Logistics. We also hold, through our subsidiary, KeepZone, a minority interest in SciSparc Nutraceuticals Inc., or SciSparc Nutraceuticals, to whom we provide a variety of professional and business support services.

In addition to executing the FBA business model, we utilize internal methodologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, and to maximize sales of existing proprietary products. We also use our own skills, know-how and profound familiarity with Amazon’s algorithm and all the tools that the FBA platform has to offer. In some circumstances we scale the products and improve them. As a supplement to our e-commerce operations, Pure Logistics operates a strategically located logistics center in New Jersey, which we anticipate will strengthen our supply chain and third-party service offerings. We also aim to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the HLS market’s significant growth potential while leveraging our expertise in data-driven operations.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this Annual Report to “NIS” are to New Israeli Shekels, and references to “dollars” or “$” mean U.S. dollars.

Effective as of market open on November 20, 2024, we conducted a reverse share split, or the November 2024 Reverse Split of our issued and outstanding Ordinary Shares at a ratio of 1-for-13. Additionally, effective as of market open on June 16, 2025, we conducted a reverse share split of our issued and outstanding Ordinary Shares at a ratio of 1-for-17, or the June 2025 Reverse Split. Effective as of market open on February 17, 2026, we conducted a reverse share split of our issued and outstanding Ordinary Shares, at a ratio of 1-for-14, or the February 2026 Reverse Split, and together with the November 2024 Reverse Split and the June 2025 Reverse Split, the Reverse Splits. All descriptions of our share capital, including share amounts and per share amounts prior to the effective dates of the Reverse Splits in this Annual Report are presented after giving effect to the Reverse Splits.

We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Unless derived from our financial statements or otherwise noted, amounts presented in this Annual Report are translated at the rate of NIS 3.19 = USD 1.00, the exchange rate between the NIS and the U.S. dollar, NIS 4.29 = GBP 1.00, the exchange rate between the NIS and the Great British Pound, or GBP, and 0.7436 GBP = USD 1.00, the exchange rate between the GBP and USD, NIS 2.3275 = CAD 1.00, the exchange rate between the NIS and the Canadian Dollar, or CAD, and 1.3705 CAD = USD 1.00, the exchange rate between the CAD and USD, reported by the Bank of Israel as of December 31, 2025.

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

Risks Related to Our Businesses, Strategies, Technology, and Industry

●	We have a short operating history in an evolving industry and, as a result, our past results may not be indicative of future operating performance;

●	We may not be able to manage our growth effectively, and such growth may adversely affect our corporate culture;

●	Our e-commerce operations are reliant on Amazon and FBA and changes to Amazon, Amazon’s services and their terms of use may harm our business;

●	We rely on other information technologies and systems to operate our business and to maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business;

●	We rely on data provided by third parties, the loss of which could limit the functionality of our platforms, cause us to invest in the wrong product or disrupt our business;

●	If we fail to keep up with rapid technological changes, our future success may be adversely affected;

●	AI presents risks and challenges that can impact our business by posing security risks to our confidential information, proprietary information and personal data.

●	Our business depends on our ability to build and maintain strong product listings on e-commerce platforms. We may not be able to maintain and enhance our product listings if we receive a substantial number of customer complaints, negative publicity or otherwise fail to live up to customers’ expectations, which could materially adversely affect our business, results of operations and growth prospects;

●	Our efforts to acquire or retain customers, and our efforts to sell new products or increase sales of our existing products, may not be successful, which could prevent us from maintaining or increasing our sales;

●	If we fail to acquire new customers or retain existing customers, including end customers with respect to sales generated using the FBA or FBM model, or fail to do so in a cost-effective manner, we may not be able to achieve profitability;

●	If we fail to offer high-quality customer support, our business and reputation may suffer.

●	Our efforts to expand our business into new brands, products, services, technologies and geographic regions will subject us to additional business, legal, financial and competitive risks and may not be successful;

●	Potential growth of our businesses is based on international expansion, making us susceptible to risks associated with international sales and operations;

●	Use of social media and email may adversely impact our reputation or subject us to fines or other penalties;

●	If our emails are not delivered and accepted or are routed by email providers less favorably than other emails, or our sites or mobile applications are not accessible or are treated disadvantageously by Internet service providers, our business may be substantially harmed; and

●	If we are unable to manage our inventory effectively, our operating results could be adversely affected.

Risks Related to our Logistics Center Operations

●	We may be unable to successfully pursue, integrate, or execute upon the logistics center operations business of Pure Logistics;

●	Our dependence on third parties to provide overseas transportation and domestic distribution services may impact the delivery and quality of our transportation and logistics services, and any disruption to these services could materially and adversely affecting our business, financial condition, and results of operations;

●	Our business may be disrupted by natural disasters causing supply chain disruptions;

●	General economic conditions and other events or occurrences that affect the geographic markets where we operate our logistics center may impact our financial results; and

●	Interruptions at our logistic center and warehouses could materially adversely affect our business.

Risks Related to KeepZone’s Homeland Security Operations

●	The adoption of a new business sector may fail to produce any financial returns;

●	KeepZone’s operations may be adversely affected if its strategic partnerships are not successful, or if it fails to maintain its existing partnerships or develop and enter into partnerships;

●	KeepZone is materially dependent on third-parties who develop and manufacture the technologies and solutions that it offers to its clients, and this dependence exposes it to significant risks that could materially adversely affect its operating results; and

●	Failure to obtain necessary regulatory approvals from the Israeli Defense Export Control Agency within the Israeli Ministry of Defense, or DECA, or other governmental agencies, may prevent us from expanding the sales of our HLS solutions.

v

Risks Related to our Corporate Rebranding and Restructuring Plan

●	Our Corporate Rebranding and Restructuring Plan may not be completed in accordance with the expected plans or anticipated timeline, or at all, and may not achieve the expected results;

●	The Corporate Rebranding and Restructuring Plan may not achieve the anticipated benefits and may expose us to additional risks;

●	Following the Corporate Rebranding or Restructuring Plan, the trading price of our Ordinary Shares may fluctuate significantly; and

●	There can be no assurance of active market for the common shares of Fort Technology.

Risks Related to Information Technology

●	Assertions by third parties of infringement or misappropriation by us of their intellectual property rights or confidential know how could result in significant costs and substantially harm our business and results of operations;

●	Our inability to acquire, use or maintain our marks and domain names for our sites could substantially harm our business and operating results; and

●	Any significant disruption in service on our websites or in our computer systems, a number of which are currently hosted or provided by third-party providers, could materially affect our ability to operate, damage our reputation and result in a loss of customers, which would harm our business and results of operations.

Risks Related to Legal and Regulatory Matters

●	We may be subject to general litigation, regulatory disputes and government inquiries;

●	A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth;

●	We are subject to U.S. governmental regulations and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity;

●	Increased regulatory scrutiny of nutritional supplements as well as new regulations that are being adopted in some of our markets with respect to nutritional supplements could result in more restrictive regulations and harm our results if our supplements or advertising activities are found to violate existing or new regulations or if we are not able to effect necessary changes to our products in a timely and efficient manner to respond to new regulations;

Risks Related to our Operations in Israel

●	Conditions in Israel, where our headquarters are located, including political, military and economic instability in the region, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues; and

●	Exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings.

Risks Related to Our Status as a Public Company and Ownership of our Ordinary Shares and Public Warrants

●	Issuance of a significant amount of additional Ordinary Shares due to exercise or conversion of outstanding publicly traded warrants, or the Public Warrants and/or substantial future sales of our Ordinary Shares may depress our share price;

●	Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, results of operation or financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could have a material adverse effect on the price of our Ordinary Shares;

●	Future sales of our Ordinary Shares and Public Warrants could reduce the market price of our Ordinary Shares and/or Public Warrants;

●	As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq Stock Market LLC, or Nasdaq, requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers;

●	The estimates of market opportunity, market size and forecasts of market growth included in our publicly filed documents may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all;

●	We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors;

●	The market price of our Ordinary Shares and/or Public Warrants may be volatile. Market volatility may affect the value of an investment in our Ordinary Shares and/or Public Warrants and could subject us to litigation; and

●	We cannot assure you that our Ordinary Shares and Public Warrants will remain listed on Nasdaq or any other national securities exchange.

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

We may not be able to manage our growth effectively, and such growth may adversely affect our corporate culture.

We expect to continue to expand our operations and anticipate expanding further as we pursue our growth strategies. Such expansion increases the complexity of our business and places a significant strain on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel in several geographic locations.

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

Issues in the development and use of AI, combined with an uncertain regulatory environment, may result in reputational harm, liability or other adverse consequences to our business operations. As with many technological innovations, AI presents risks and challenges that could impact our business. We utilize AI tools in the provisions of our services and work with vendors that incorporate AI tools into their offerings and we, or the vendors we work with, may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors’ ability to maintain an adequate level of service and experience. If we, our vendors, or our third-party partners experience an actual or perceived breach or privacy or security incident because of the use of AI, we may lose valuable intellectual property and confidential information and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information and adversely impact our business.

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

If we fail to acquire new customers or retain existing customers, including end customers with respect to sales generated using the FBA or FBM model, or fail to do so in a cost-effective manner, we may not be able to achieve profitability.

Our success depends on our ability to acquire and retain customers, including end customers from e-commerce platforms, such as Amazon, in a cost-effective manner. In order to expand our customer base, we must appeal to and acquire customers who have historically used other channels to purchase the wide variety of products we offer and may prefer alternatives to our offerings, such as those offered by other vendors on Amazon, traditional brick-and-mortar retailers and the websites of our competitors or our suppliers’ own websites. We expect competition in e-commerce generally to continue to increase. Competitors have introduced lower cost or differentiated products that are perceived to compete with our products. If we are unable to correctly anticipate market trends and customer demand, our ability to sell our products could be impaired. If we fail to deliver quality products, or if customers do not perceive the products we offer to be of high value and quality, we may not be able to acquire new customers. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers, our net revenue may decrease and our business, financial condition and operating results may be materially adversely affected.

We believe new customers, including end customers from e-commerce platforms, such as Amazon, can originate from word-of-mouth and other non-paid referrals from existing customers. Therefore, we must ensure that our existing customers, including end customers from e-commerce platforms, such as Amazon, remain loyal to us in order to continue receiving those referrals. If our efforts to satisfy our existing customers are not successful, we may lose these customers or we may not be able to acquire new customers in sufficient numbers to continue to grow our business, or we may be required to incur significantly higher marketing expenses in order to acquire new customers. For example, since 2016, Amazon has maintained a policy whereby they will purge all reviews they believe are paid for. While we do not ask customers to leave a positive review or change a review, some of our reviews may be purged by Amazon in accordance with this policy if Amazon believes they were questionable or not authentic. If Amazon purges reviews or if we are unable to maintain our positive reviews, it may adversely affect our ability to acquire new customers or retain existing ones.

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

High-quality education and training of customer support personnel to deliver high-quality customer support are important for the successful retention of existing customers. Providing this education, training and support requires that our support personnel have specific knowledge and expertise of our products and markets, making it more difficult for us to hire experienced personnel and to scale up our support operations. The importance of high-quality customer support will increase as we expand our business and pursue new customers. If we do not provide effective and timely ongoing support, our ability to retain existing customers may suffer, and our reputation with existing or potential customers may be harmed, which would have a material adverse effect on our business, results of operations, financial condition and prospects. As we rely on Amazon’s customer support services for the majority of our customer support, the quality, timeliness, and availability of customer support to its customers is not in our control unless we expend significant time and resources developing our internal customer support capabilities, and even if such capabilities are developed customers may still choose to utilize Amazon’s customer support over direct customer support offered by us.

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

We intend to expand our operations into new markets and geographies. For example, in 2024 and in 2025, we expanded the Fort brands into France, Germany, Spain, Italy, Belgium, Netherlands and certain other European countries, and completed the requisite processes in order to offer certain of our products through Amazon in additional European countries, including Poland and the Czech Republic. We may not be successful in increasing our sales in any or all territories and currently do not have an estimated commencement date for sales in these additional European markets.

Conducting international operations subjects us to certain risks, which include localization of solutions and products and adapting them to local practices and regulatory requirements, exchange rate fluctuations and unexpected changes in tax, trade laws, tariffs, governmental controls and other trade restrictions. To the extent that we do not succeed in expanding our operations internationally and managing the associated legal and operational risks, our results of operations may be adversely affected.

There are a number of risks inherent in international activities, including: unexpected changes in governmental policies concerning the import and export of goods; services and technology and other regulatory requirements; tariffs and other trade barriers; costs and risks of localizing products for foreign languages; longer accounts receivable payment cycles; limits on repatriation of earnings; the burdens of complying with a wide variety of foreign laws; and difficulties supervising and managing local personnel. As such, our operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within our control, including, but not limited to, changes in regulatory requirements, economic sanctions, terrorist activities, political unrest, border disputes, implementation of tariffs and other trade barriers and protectionist practices, volatility of financial markets, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which our operations are conducted. Laws and policies of foreign jurisdictions affecting foreign trade, taxation and investment may have a material adverse effect on our operations.

Given the current volatility concerning the implementation of international tariffs by the United States, including tariffs imposed on Israel, the United Kingdom of Great Britain and Northern Ireland, and China, the risk of tariff related impacts on our business has increased. Tariffs imposed on Israel, the United Kingdom of Great Britain and Northern Ireland, and China, or other jurisdictions applying to our products may force us to raise the prices of our products, which may in turn affect our ability to successfully market our products and grow or maintain our business.

In addition, retaliatory tariffs, trade restrictions or supply chain disruptions resulting from changes in trade policy may increase our costs, reduce margins, or limit our ability to source products or components on commercially reasonable terms.

If our operations are disrupted and/or the economic integrity of our contracts is threatened for unexpected reasons, our business may be harmed. In the event of a dispute arising in connection with our operations in a foreign jurisdiction where we conduct business, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of the United States or Canada or enforcing U.S. or Canadian judgments in such other jurisdictions.

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

We rely on third party manufacturers in China to manufacture our products. As a result, our business is subject to risks associated with doing business in China, including:

●	trade protection measures, such as tariff increases, and import and export licensing and control requirements;

●	potentially negative consequences from changes in tax laws;

●	difficulties associated with the Chinese legal system, including increased costs and uncertainties associated with enforcing contractual obligations in China;

●	unexpected or unfavorable changes to our supply chain and supplier relationships, including any tariff-related impacts on our supply chain;

●	unexpected or unfavorable changes in regulatory requirements; and

●	changes and volatility in currency exchange rates.

Economic regulation, trade restrictions, and increasing manufacturing costs in China could adversely impact our business and results of operations.

We contract with manufacturing facilities in the People’s Republic of China. For many years, the Chinese economy has experienced periods of rapid growth. An increase in the cost of labor or taxes on wages in China may lead to an increase in the cost of goods manufactured in China. Significant increases in wages or wage taxes paid by contract manufacturing facilities may increase the cost of goods manufactured in China which could have a material adverse effect on our profit margins and profitability. Additionally, government trade policies, including the imposition of tariffs, export restrictions, sanctions or other retaliatory measures could limit our ability to source materials and products from China at acceptable prices or at all. For example, both the United States and China have implemented several rounds of tariffs and retaliations with respect to certain products imported from the other country, some of which may impact certain products we import. Moreover, the U.S. Congress passed the Uyghur Forced Labor Prevention Act in an effort to prevent what it views as forced labor and human rights abuses in the Xinjiang Uyghur Autonomous Region, or XUAR. If it is determined that our third-party suppliers and manufacturers mine, produce or manufacture our products wholly or in part from the XUAR, then we could be prohibited from importing such products into the U.S. In addition, Chinese trade regulations are in a state of flux, and we may become subject to other forms of taxation, tariffs and duties in China. We do not currently have arrangements with contract manufacturers in other countries that may be acceptable substitutes. We cannot predict what actions may ultimately be taken with respect to tariffs, export controls, countermeasures, or other trade measures between the U.S. and China or other countries and what products may be subject to such actions. To the extent such actions inhibit our transactions with contract manufacturing facilities and suppliers in China, our business may be materially adversely affected.

Recent and further changes in the tariff and trade policies of the United States or of other countries could increase manufacturing costs, decrease demand for our solution, disrupt supply chains, or otherwise adversely affect our business and financial condition.

There is currently significant uncertainty about the future relationship between the United States and its trading partners with respect to trade policies, tariffs, and similar policies affecting cross-border operations. The U.S. government has made and continues to make significant additional changes in U.S. trade policy, specifically tariffs, and may continue to take future actions that could negatively impact our business.

In recent periods, the United States has imposed additional tariffs on imports from certain trading partners, including China, Canada and Mexico, and has implemented or expanded tariffs pursuant to Section 232 of the Trade Expansion Act of 1962 on certain categories of goods. In addition, reciprocal or retaliatory tariff measures have been announced or implemented by various countries. The scope, duration and applicability of these tariffs and any related exemptions remain subject to change and interpretation. The U.S. Department of Commerce has also initiated additional investigations under Section 232 with respect to certain product categories, and additional tariffs could be imposed in the future. These developments underscore the ongoing uncertainty surrounding global trade relationships.

In response to these and other U.S. trade measures, China, Canada, and other affected countries have taken retaliatory actions, including the imposition of retaliatory tariffs on imports of products of U.S. origin, the imposition of export controls on a wide array of products (including rare earth metals and other critical minerals), and other restrictive measures. Continued escalation of tariffs and other trade measures could result in broader trade disputes or disruptions to global supply chains. The trade and tariff policies of the United States and other countries are currently fluid and subject to further changes.

These and future changes to trade policy and tariffs could negatively impact our business, as Amazon and third-party sellers, including our brands, frequently transfer goods between fulfillment centers in the U.S. and Canada. As a result, our cross-border shipments may be subject to additional duties, increasing costs and reducing profit margins. In addition, tariffs or trade restrictions affecting countries from which we source products or components could increase manufacturing or procurement costs. The extent of the impact remains uncertain and will depend on evolving trade policies, regulatory interpretations, and potential exemptions. These changes could reduce the attractiveness of cross-border e-commerce and negatively affect our sales volume and revenue.

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

Our e-commerce operation’s operating results are subject to seasonal fluctuations.

The e-commerce business is seasonal in nature and for our Whoobli and our KnifePlanet stores, the fourth quarter is a significant period for our operating results due to the holiday season. As a result, revenues and profits for these two stores generally decline in the first quarter as compared to the fourth quarter of the previous year. Any disruption in our ability to process and fulfill customer orders during the fourth quarter could have a negative effect on our quarterly and annual operating results. For example, if a large number of customers purchase our products in a short period of time due to increased holiday demand, inefficient management of our inventory may prevent us from efficiently fulfilling orders, which may reduce sales and harm our brands.

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

Economic factors such as increased commodity prices, shipping costs, higher costs of labor, insurance and healthcare, and changes in or interpretations of other laws, regulations and taxes may also increase our cost of revenues and our selling, general and administrative expenses, and otherwise adversely affect our financial condition and results of operations.

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

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies in which we operate. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of war, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in longer and more uncertain sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. Rising interest rates may also increase the cost of any existing or future indebtedness. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

Although global economic uncertainty has not materially affected our operating results to date, there can be no assurance that future credit and financial market instability or a deterioration in economic conditions will not materially adversely affect us. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

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

In March 2025, Smart Repair Pro purchased Pure Logistics, a company that operates a strategically located approximately 53,000 square foot logistics center equipped with 12 loading docks in New Jersey. With this acquisition, we anticipate strengthening our supply chain and third-party service offerings as well as supporting our expansion in the U.S.

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

As we do not have our own delivery team and networks, our business depends on the services provided by, and relationships with, various independent third parties, to provide truck services and to report certain events to us, including, but not limited to, shipment status information and freight claims. These third-party logistics service providers may not fulfill their obligations to us, which may prevent us from meeting our commitments to our customers. This reliance also could cause delays in reporting certain events, including recognizing claims. In addition, if we are unable to secure sufficient equipment or other transportation services from third parties to meet our commitments to our customers, our operating results could be materially and adversely affected, and our customers could switch to our competitors temporarily or permanently.

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

General economic conditions and other events or occurrences that affect the geographic markets where we operate our logistics center may impact our financial results.

We are exposed to general economic conditions, local, regional, national and international economic conditions and other events and occurrences that affect the geographic markets where we operate the logistics center. For example, a strike in the New Jersey port may cause delays or disruptions to the services our logistic center in New Jersey provides, and as a result affect our operations and financial results.

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

Risks Related to KeepZone’s Homeland Security Operations

The adoption of a new business sector may fail to produce any financial returns.

Forecasting our revenues and profitability for a new business sector is inherently uncertain and volatile. Our actual revenues and profitability for KeepZone’s HLS operations may be significantly less than our forecasts. Additionally, the new business sector could fail, resulting in the loss of the Company’s investment in marketing and infrastructure needed to support such new business sector, and the opportunity cost of diverting management and financial resources away from more successful businesses.

KeepZone’s operations may be adversely affected if its strategic partnerships are not successful, or if it fails to maintain its existing partnerships or develop and enter into new partnerships.

KeepZone’s HLS operations are dependent upon the establishment of strategic partnerships with leading security and defense technology companies and the integration of their respective capabilities into unified, operational security architectures. If these strategic partnerships do not succeed, or if KeepZone lose its exclusivity or other rights to use third-party technologies and/or KeepZone is unable to enter into alternative or strategic agreements or other arrangements on commercially favorable terms, its future profit margins may be adversely affected. Moreover, the execution of these strategic partnerships may divert management’s time and resources, which could impair relationships with clients and other strategic partners and disrupt KeepZone’s operations. The failure to successfully achieve any or all the benefits of its strategic partnerships may undermine KeepZone’s ability to successfully execute its business strategy, and its business, financial condition and results of operations may be harmed as a result.

KeepZone is materially dependent on third-parties who develop and manufacture the technologies and solutions that it offers to its clients, and this dependence exposes it to significant risks that could materially adversely affect its operating results.

KeepZone does not currently develop or manufacture any products or solutions. KeepZone relies on third-parties who develop and manufacture the technologies and solutions that it offers to its clients. This dependence exposes KeepZone to a number of significant risks that could harm its ability to meet its obligations to its customers and achieve its business objectives.

The third-party manufacturers may encounter operational difficulties, including problems with manufacturing processes, shortages of raw materials, equipment failures, or issues with managing their supply chain. Any of these could cause significant delays in the delivery of HLS solutions to KeepZone’s clients, impair its ability to meet contractual timelines, and damage its reputation in the market. Third party manufacturers may experience financial difficulties, including insolvency or bankruptcy and such manufacturers must comply with regulatory requirements, including export regulations.

Due to all of these risks, any significant disruption in third party manufacturers’ ability to provide KeepZone with HLS solutions of high quality, on time, and at competitive prices could materially and adversely affect KeepZone’s business, financial condition, and operating results.

Failure to obtain necessary regulatory approvals from the DECA or other governmental agencies, may prevent us from expanding the sales of our HLS solutions.

KeepZone may be subject, both directly and indirectly, to the adverse impact of existing and potential future government regulation of the HLS solutions it offers, including the related technology, operations and markets. For example, the marketing and export of defense related equipment, services, ‘know-how’ are subject to DECA’s regulation under the Defense Export Control Law, 5766-2007, or the Export Control Law and, collectively, Israeli Trade Control Laws, which impact KeepZone’s operations, for example by limiting our ability to sell, export, or otherwise transfer our products or technology, or to release controlled technology to non-Israeli companies. KeepZone may not be able to retain licenses and other authorizations required under the applicable Israeli Trade Control Laws. The failure to satisfy the requirements under the Israeli Trade Control Laws, including the failure or inability to obtain necessary licenses or qualify for license exceptions, could delay or prevent the development, production, export, import, and/or in-country transfer of the HLS solutions that we offer, which could adversely affect KeepZone’s revenues and profitability.

Risks Related to our Corporate Rebranding and Restructuring Plan

Our corporate rebranding and restructuring plan may not be completed in accordance with the expected plans or anticipated timeline, or at all, and may not achieve the expected results.

On December 23, 2025, we announced the planned Corporate Rebranding to reflect our intended strategic focus on HLS and advanced technologies. The planned Corporate Rebranding began with the name change of our subsidiary “Jeffs’ Brands Holdings Inc.” to “KeepZone AI Inc.” on December 2, 2025 and the entry of KeepZone into a distribution agreement with Scanary, an Israeli deep-tech developer of 3D imaging, electromagnetic, and AI-powered threat detection systems, on December 4, 2025. Effective as of March 26, 2026, we also changed the Company’s name to “Nexera Technologies Ltd”.

On November 29, 2023, we announced that our board of directors resolved to initiate a process to identify potential strategic transactions with the goal of maximizing shareholder value, including the possible transfer of our holdings in our subsidiaries to a separate public company, or the Restructuring Plan. On February 6, 2025, we entered into share purchase agreement, as amended on May 31, 2025, or the Fort Purchase Agreement, pursuant to which, at the closing on July 7, 2025, Fort became a wholly owned subsidiary of Fort Technology and we received a controlling equity interest in Fort Technology, or the Fort Transaction. Other than the Fort Transaction, we did not complete any other initiative under the Restructuring Plan. While there currently are no pending transactions, we may in the future explore other potential new opportunities, activities and investments in a variety of sectors as part of our Restructuring Plan.

Unanticipated developments or changes, including but not limited to, changes in the general or financial market conditions, possible delays in obtaining various regulatory and tax approvals, changes in the law, and challenges in entering into or performing definitive agreements with respect to the transactions could delay or prevent the completion of the Corporate Rebranding and/or our Restructuring Plan or cause the such plans to occur on terms or conditions that are different or less favorable than initially expected. These or other developments could cause us not to realize some or all of the expected benefits of the Corporate Rebranding or Restructuring Plan or to realize them on a different timeline than expected.

The Corporate Rebranding or Restructuring Plan may not achieve the anticipated benefits and may expose us to additional risks.

We may not realize the anticipated strategic, financial, operational or other benefits of the Corporate Rebranding or Restructuring Plan. We cannot predict with certainty when the benefits expected from these initiatives or transactions will occur or the extent to which they will be achieved. There is no assurance that following the Corporate Rebranding and/or Restructuring Plan, our new and current operations will be successful. Whether or not all or any portion of the Corporate Rebranding or Restructuring Plan is completed, we may face material challenges in connection with the definitive agreements or proposed transactions, including but not limited to, the diversion of management time on matters relating to the Corporate Rebranding and the Restructuring Plan, the impact of having to operate under the terms of any transition service agreements, the impact on our ability to retain talent and potential impacts on our relationships with customers, suppliers, employees and other counterparties. In addition, we will incur one-time costs and ongoing costs in connection with, or as a result of the Corporate Rebranding and the Restructuring Plan, including costs of operating as independent, publicly-traded companies that the separate businesses will no longer be able to share. Those costs may exceed our estimates or could negate some of the benefits we expect to realize. If we do not realize the anticipated benefits of the Corporate Rebranding or Restructuring Plan it could adversely affect our business, results of operations, cash flows and financial condition.

Following the Corporate Rebranding or the Restructuring Plan, the trading price of our Ordinary Shares may fluctuate significantly.

We cannot predict whether the market value of our Ordinary Shares after the Corporate Rebranding or Restructuring Plan will be, in the aggregate, less than, equal to or greater than the market value of our Ordinary Shares prior to such transactions. The trading price of our Ordinary Shares may be more volatile around the time of the intended rebranding or restructuring.

There can be no assurance of active market for the common shares of Fort Technology.

Fort Technology is our majority owned subsidiary. Fort Technology’s common shares trade on the TSX Venture Exchange, or the TSXV. Although Fort Technology has applied to list its common shares on Nasdaq, its common shares have traded only on the TSX Venture Exchange and there has been no public market in the U.S. for Fort Technology’s common shares. There can be no assurance that Fort Technology’s application to list its common shares on Nasdaq will be approved, or that an active trading market in the U.S. will develop or, if developed, that it will be sustained. The lack of an active market may impair our ability to sell our shares held in Fort Technology or impair Fort Technology’s ability to raise capital.

Furthermore, if Fort Technology fails to comply with any of the continued listing requirements of the TSXV or once listed on Nasdaq, such stock exchange may take enforcement actions, which could include the suspension or delisting of Fort Technology’s common shares. In the event of a suspension or delisting, the liquidity of Fort Technology’s common shares would likely be materially and adversely affected, investors may have difficulty buying or selling Fort Technology’s common shares, and the market price of Fort Technology’s common shares could decline significantly. In addition, a delisting could impair Fort Technology’s ability to raise additional capital, limit its ability to use its securities for acquisitions or other strategic transactions, and result in increased volatility and reduced analyst coverage. Any of the foregoing could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition, our rights as a shareholder of Fort Technology are governed by Canadian law (including applicable provincial corporate and securities laws) and TSXV policies, which may differ in material respects from the rights and responsibilities of shareholders of U.S. or Israeli companies.

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

Our products are subject to regulation by federal, state and international regulatory authorities, and could be subject to involuntary recalls and other actions by these authorities. Concerns about product safety, including concerns about the safety of products manufactured in developing countries, could lead us to recall selected products. Recalls and government, customer or consumer concerns about product safety could harm our reputation and reduce sales, either of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

The products we sell to our customers are subject to regulation by federal, state and international regulatory authorities. As a result, such products could be in the future subject to recalls and other remedial actions. Product safety, labeling and licensing concerns may require us to voluntarily remove selected merchandise from our inventory. Such recalls or voluntary removal of merchandise can result in, among other things, suspension of our seller accounts on Amazon and other online marketplaces, lost sales, diverted resources, potential harm to our reputation and increased client service costs and legal expenses, which could have a material adverse effect on our operating results.

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

In the United States, federal and various state governments have adopted or are considering laws, guidelines or rules for the collection, distribution, use and storage of personal information collected from or about customers or their devices. This trend began with the California Consumer Privacy Act, or the CCPA, which took effect on January 1, 2020, as one of the broadest U.S. state privacy laws. The CCPA imposes heightened transparency obligations about data collection, use, and sharing practices, adds restrictions on the transfer of personal information to third parties including for advertising or analytics purposes and grants data privacy rights to consumers. Following the Californian example, , several US states have passed similar privacy laws regulating the processing of personal data, Non-compliance with state privacy laws could result in regulatory investigations and enforcement actions, private litigation (including class actions), significant fines and remediation costs, operational restrictions, and reputational harm. Furthermore, some federal laws such as the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Children’s Online Privacy Protection Act or the FTC Act could also be applicable to some of our activities.

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

Due to rapid changes in technology and the inconsistent interpretations of privacy and data collection and protection laws and regulations, we may be required to materially change the way we conduct business. The challenges imposed by the ongoing need to remain compliant with such laws and regulations, as well the need to implement any changes required based on newly introduced laws and regulations, may slow our growth, and if we are not able to cope with these challenges as effectively as other companies, we will be competitively disadvantaged. Scrapped websites collect data of users on their platform and any limitation on their ability to collect and utilize data, including personal data, would make it more difficult for us to be able to optimize sales, which could render our products less valuable and potentially result in loss of revenue.

In Europe, where we expanded our business operations as part of our growth, and in Israel, the data privacy and information security regime continues to evolve and is subject to increasing regulatory scrutiny.

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

In Israel, we are subject to Israeli privacy and data security laws, including the Israeli Privacy Protection Law, its regulations, and the guidelines of the Israeli Privacy Protection Authority, or the PPA, which impose obligations on how we process, store, secure, access, disclose, and transfer personal data. These requirements may necessitate the implementation or adjustment of contractual, technical, organizational, and information security measures, potentially increasing our costs and affecting our operations. Failure to comply may expose us to enforcement actions, administrative fines and penalties (which in some cases may reach millions of NIS), litigation (including class actions), and, in certain cases, criminal liability.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. Such regulations may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing, may increase the cost of operating a business that collects or uses such information and undertakes online marketing, it may also increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. Additionally, the U.S. has recently seen an increase in claims and litigation based on the California Invasion of Privacy Act, or CIPA, and the Electronic Communications Privacy Act, or ECPA, in regard to tracking tools such as cookies and similar technologies. This trend exposes companies to potential statutory damages, class action lawsuits, and reputational harm.

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

Israel Money Laundering and Terror Financing Prohibition Authority, the SEC, the U.S. Department of Justice, the U.S. Treasury Department’s Office of Foreign Assets Controls, or OFAC, the U.S. Department of State, and other international regulatory authorities, continue to enforce economic and trade regulations and anti-corruption laws across industries. U.S. trade sanctions relate to transactions with designated foreign countries and territories, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine, or Crimea, as well as specifically targeted individuals and entities that are identified on U.S. and other blacklists, and those owned by them or those acting on their behalf.

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

As a seller of pest control products, which include poisonous active ingredients, we are subject to continual government oversight by regulatory authorities. Once we receive regulatory approval in the United States, we will be subject to oversight by the U.S. Environmental Protection Agency, or EPA, and other regulatory authorities. The EPA strictly regulates the advertising and promotion of pest control products, and these pest control products may only be marketed or promoted for their EPA approved uses, consistent with the product’s approved labeling. Advertising and promotion of any product candidate that obtains approval in the U.S. will be heavily scrutinized by the EPA, other applicable state regulatory agencies and the public. Violations, including promotion of our products for unapproved or off-label uses, are subject to enforcement actions, inquiries and investigations, and civil, criminal and/or administrative sanctions imposed by the EPA.

Our operations are subject to environmental laws and regulations that may increase costs of operations and impact or limit our business plans.

We are subject to environmental laws and regulations affecting many aspects of our present and potential future operations, and will be subject to a wide variety of EPA labeling and other state regulatory agency requirements, after we receive regulatory approval in the United States. For example, under the Federal Insecticide, Fungicide, and Rodenticide Act, we will be required to register with the EPA and certain state regulatory authorities as a seller of disinfectants, and we will be subject to EPA labeling requirements. Compliance with these laws and regulations may result in increased costs and delays as a result of administrative proceedings and certain reporting obligations. Public officials and entities may seek injunctive relief or other remedies to enforce applicable environmental laws and regulations. If we are found to not have complied with these laws and are unable to sell our products, our business and financial results will be negatively impacted.

Risks Related to our Operations in Israel

Conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region, as well as political and economic instability, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.

Our offices and management team are located in Israel, while our other facilities located overseas and are not exposed to war damage. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, Israel has experienced a number of armed conflicts involving neighboring countries and terrorist organizations active in the region.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Each such terrorist group has been sponsored by Iran. Iran itself directly entered the conflict, launching ballistic missile attacks against Israel in April 2024 and October 2024. In June 2025, following intelligence assessments indicating imminent attacks, Israel conducted strikes against Iranian military and nuclear infrastructure together with the United States, which led to Iranian counterattacks before a ceasefire was reached on June 24, 2025, after 12 days of hostilities. On February 28, 2026, Israel and the United States launched a second, larger-scale offensive against Iran. Iran has retaliated with sustained attacks across the Middle East and was joined by renewed Hezbollah attacks on Israel. As of the date of this filing, the conflict is ongoing with no ceasefire in place and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region. As a result of numerous attacks on marine vessels traversing the Red Sea launched by the Houthi movement we have experienced delays in supplier deliveries, extended lead times, and increased cost of freight, increased insurance costs, purchased materials and manufacturing labor costs. We currently do not experience such delays and the cost of freight is nearly back to the prices prior to the attacks in October 2023, but there is no assurance that we will not experience in the future such delays. The risk of ongoing supply disruptions may further result in delayed deliveries of our products.

The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing (including as the result of a downgrade in Israel’s credit rating by certain credit rating agencies), which may have a material adverse effect on the Company and its ability to effectively conduct its operations.

The military hostilities have included and may include terror, missile and drone attacks. our offices have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses. For example, during 2025, missile and drone attacks attributed to Iran-backed groups, including the Houthi movement in Yemen, struck Israeli territory and civilian areas, disrupting transportation and infrastructure and resulting in injuries.

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

Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business, results of operations, and ability to raise additional funds, if deemed necessary by our management and board of directors. In addition, Israel is scheduled to hold national elections in 2026, and the election cycle (or the possibility of early elections) may contribute to governmental inconsistency, policy uncertainty and civil unrest, any of which could adversely affect our operations and the Israeli business environment.

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

Risks Related to Our Status as a Public Company and Ownership of our Ordinary Shares and Public Warrants

Issuance of a significant amount of additional Ordinary Shares on exercise or conversion of outstanding Public Warrants and/or substantial future sales of our Ordinary Shares may depress our share price.

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

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Disclosing deficiencies or weaknesses in our internal control, failing to remediate these deficiencies or weaknesses in a timely fashion or failing to achieve and maintain an effective internal control environment may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the price of our Ordinary Shares. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed

Future sales of our Ordinary Shares and Public Warrants could reduce the market price of our Ordinary Shares and Warrants.

Substantial sales of our Ordinary Shares and Public Warrants on Nasdaq, may cause the market price of our Ordinary Shares and/or Public Warrants to decline. Sales by us or our security holders of substantial amounts of our Ordinary Shares and/or Public Warrants, or the perception that these sales may occur in the future, could cause a reduction in the market price of our Ordinary Shares and/or Public Warrants.

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

On January 17, 2025, the SEC approved an amendment to Nasdaq Listing Rule 5810(c)(3)(A)(iv), pursuant to which if a company fails to meet the minimum bid price requirement and has effected a reverse share split within the prior one-year period, the company will not be eligible for any compliance period and the Listing Qualifications Department will issue a Delisting Determination under Rule 5810 with respect to that company’s securities. This change applies even if the company was in compliance with the bid price requirement at the time of its prior reverse share split. In addition, if a company’s security fails to meet the bid price requirement and the company has effected one or more reverse stock splits within the prior two-year period with a cumulative ratio of 250 shares or more to one, then the company is not eligible for any compliance period and Nasdaq will issue a Delisting Determination with respect to that security. Accordingly, there is a risk that if, within one year of the February 2026 Reverse Split or any other future reverse share splits effected from time to time, our Ordinary Shares trade below $1.00 per share for 30 consecutive business days, we will not be eligible for any compliance period and the Listing Qualifications Department will issue a Delisting Determination with respect to our Ordinary Shares.

In addition, given that we have effected multiple reverse share splits within the prior two-year period, there is a risk that we may not be eligible for certain compliance periods under Nasdaq rules in the event of future non-compliance with the minimum bid price requirement.

No assurance can be given that we will remain eligible to be listed on Nasdaq. In the event that our Ordinary Shares are delisted from Nasdaq due to our failure to continue to comply with the requirements for continued listing on Nasdaq, and are not eligible for listing on another exchange, trading in our Ordinary Shares and Public Warrants may be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Ordinary Shares and Public Warrants, and it would likely be more difficult to obtain coverage by securities analysts and the news media, which could cause the price of our Ordinary Shares and Public Warrants to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange.

On January 22, 2026, we received a letter, or the Letter, from the Nasdaq Listing Qualifications Department, or the Staff, notifying us that, as of January 21, 2026, for the preceding 30 consecutive business days, our Ordinary Shares did not meet the minimum market value of publicly held shares of $1,000,000, or MVPHS, requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(5), or the Rule. On March 12, 2026, the Staff provided us with a written confirmation of compliance with the Rule, and the matter is now closed.

Should we fail to comply again with the Rule or satisfy other continued listing requirements of Nasdaq, Nasdaq may take steps to delist our Ordinary Shares and Public Warrants. Such a delisting would likely have a negative effect on the price of our Ordinary Shares and Public Warrants and would impair your ability to sell or purchase our Ordinary Shares or Public Warrants when you wish to do so. In the event of a delisting, any action taken by us to restore compliance with listing requirements may not allow our Ordinary Shares and Public Warrants to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our Ordinary Shares from dropping below the Nasdaq minimum share price requirement, or prevent future non-compliance with Nasdaq’s listing requirements.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

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

We cannot predict if investors will find our Ordinary Shares or Public Warrants less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our Ordinary Shares or Public Warrants less attractive because we rely on any of these exemptions, there may be a less active trading market for our Ordinary Shares and/or Public Warrants and the market price of our Ordinary Shares and/or Public Warrants may be more volatile.

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

Even after we no longer qualify as an emerging growth company, we may qualify as a “smaller reporting company”, which would allow us to take advantage of many of the same exemptions from disclosure requirements (excluding the exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act) and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. However, as a foreign private issuer we are not eligible to use the requirements for smaller reporting companies unless we use the forms and rules designated for domestic issuers and provide financial statements prepared in accordance with U.S. generally accepted accounting principles. We cannot predict if investors will find our Ordinary Shares and/or Public Warrants less attractive because we may rely on either of these exemptions. If some investors find our Ordinary Shares and/or Public Warrants less attractive as a result, there may be a less active trading market for our Ordinary Shares and/or Public Warrants and our share price may be more volatile.

The market price of our Ordinary Shares and/or Public Warrants may be volatile. Market volatility may affect the value of an investment in our Ordinary Shares and/or Public Warrants and could subject us to litigation.

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

Furthermore, in recent years, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, and technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our Ordinary Shares or Public Warrants.

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

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our Ordinary Shares or Public Warrants adversely, the trading price or trading volume of our Ordinary Shares could decline.

The trading market for our Ordinary Shares and Public Warrants will be influenced in part by the research and reports that securities or industry analysts may or may not publish about us, our business, our market or our competitors. If one or more of the analysts do not publish research about us or initiate research with an unfavorable rating or downgrade our Ordinary Shares, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, the market prices of our Ordinary Shares would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our Ordinary Shares to decline.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2025, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC. See “Taxation - U.S. Federal Income Tax Considerations - Passive Foreign Investment Companies” for additional information.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Nexera Technologies Ltd (formerly Jeffs’ Brands Ltd) was incorporated in March 2021 under the Companies Law in the State of Israel.

Our principal executive offices are located at 7 Mezada Street, Bnei Brak, Israel 5126112. Our telephone number in Israel is +972-3-7713520. Our website address is www.nexera-tech.io. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only.

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

B. Business Overview

We are a data driven e-commerce company operating primarily on Amazon and we have recently begun expanding into the global HLS sector through AI driven solutions. We were incorporated in Israel in March 2021, under the name Nexera Technologies Ltd to provide various services, such as management, operation and logistics, marketing and financial services to our subsidiaries that operate online stores for the sale of various consumer products on Amazon, utilizing the FBA model. As of the date of this Annual Report, we have seven wholly or majority owned subsidiaries, held directly by us or through our subsidiaries: Fort Technology, Smart Repair Pro, Top Rank Ltd., Fort, KeepZone, Fort Products LLC and Pure Logistics. We also hold, through our subsidiary, KeepZone, a minority interest in SciSparc Nutraceuticals to whom we provide a variety of professional and business support services.

In addition to executing the FBA business model, we utilize internal methodologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, and to maximize sales of existing proprietary products. We also use our own skills, know-how and profound familiarity with Amazon’s algorithm and all the tools that the FBA platform FBA has to offer. In some circumstances we scale the products and improve them. As a supplement to our e-commerce operations, Pure Logistics operates a strategically located logistics center in New Jersey, which we anticipate will strengthen our supply chain and third-party service offerings. We also aim to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the HLS market’s significant growth potential while leveraging our expertise in data-driven operations.

Our Stores, Brands, Products and Services

As of the date of this Annual Report:

●	Smart Repair Pro owns and operates two stores on Amazon (i) KnifePlanet with 3 different Brands: KnifePlanet, CC-Exquisite and the PetEvo brands and (ii) the Whoobli brand. Under the KnifePlanet brand, we offer a complete premium stone knife-sharpening sets, sharpeners and nonslip rubber bases. Under the CC-Exquisite brand, we offer professional steel & soft-tip dart sets and darts holders. Under the PetEvo brand, we offer car door & car seats protectors for pets. Under the Whoobli brand, we offer punching bag sets and party supply kits for children.

●	Smart Repair Pro also owns Pure Logistics which operates a strategically located logistics center in New Jersey and provides logistics services to us and to third parties.

●	Fort Technology owns Fort, which operates the Fort brand, and sells pest control products primarily through Amazon UK.

●	KeepZone operates in the global HLS sector, delivering comprehensive, multi-layered security ecosystems for critical infrastructure worldwide and owns a minority interest in SciSparc Nutraceuticals, a majority-owned subsidiary of SciSparc Ltd., or SciSparc, that owns and operates Wellution, a brand that sells hemp seed oil-based products on Amazon.

As of the date of this Annual Report, our material stores on Amazon, brands, products and services, consist of the following:

Whoobli Store

Our revenues from sales on the Whoobli store for the year ended December 31, 2025 were approximately $1,453 thousand, or 8.9%, of our total revenues for such period.

The Whoobli store sells a variety of punching bag sets, including: Whoobli Adjustable Kids Punching Bag with Stand; Whoobli Ninja Inflatable Kids Punching Bag; Whoobli Unicorn Birthday Party Supplies; Whoobli Mermaid Party Supplies; Whoobli Dinosaur Party Supplies; and the Whoobli Construction Birthday Party Supplies.

KnifePlanet Store

Our revenues from sales on the KnifePlanet store for the year ended December 31, 2025 were approximately $2,020, or 12.3%, of our total revenues for such period.

The KnifePlanet store sells, among other products, the following: Premium Knife Sharpening Stone Large Set; CC-Exquisite Professional Steel Tip Darts Set; CC-Exquisite Dart Caddy; and Pet-Evo Car Door Protector.

Since December 30, 2024, the KnifePlanet store also sells certain advanced drone safety systems developed by ParaZero Technologies Ltd., or ParaZero, pursuant to a reseller agreement, dated December 5, 2024, or the ParaZero Reseller Agreement, under which we received exclusive worldwide rights to distribute and sell such drone safety systems.

Fort Store

Our revenues from sales on the Fort store for the year ended December 31, 2025 were approximately $10,846 thousand, or 66.3%, of our total revenues for such period.

The Fort store sells a variety of pest control products, including, among others: rat and mouse poison, rat traps, and tamper proof rodent bait boxes.

Fort has also partnered with digital developers to create an AI-based mobile application designed to identify pests and provide tailored treatment recommendations. The app, called Fort Pest ID, which was launched both on the Apple App Store and on Google Play in 2025, offers access to our products and is intended to strengthen our position as an innovator in both e-commerce and pest control solutions. Fort Pest ID allows users to scan or search or pests, access detailed information about each species and learn how to manage or eliminate them through access to our products. In addition, the app is useful for homeowners, gardeners and professionals as it also allows users to keep track of past pest encounters with a personal pest history and serves as both a pest detection and learning tool.

Wellution Store

Our proportional share of the revenues from sales on the Wellution store for the year ended December 31, 2025, was approximately $856. We do not consolidate the financial results of SciSparc Nutraceuticals or the sales of the Wellution products in our consolidated financial statements.

Logistics Center

On March 18, 2025, Smart Repair Pro closed the acquisition of Pure Logistics, a New Jersey limited liability company that operates a strategically located approximately 53,000 square foot logistics center equipped with 12 loading docks in New Jersey. Following the Pure Logistics Acquisition, we anticipate strengthening our supply chain and third-party service offerings. The logistics center is situated near a major port in the United States and in close proximity to Newark Liberty International and John F. Kennedy International Airports and will support our expansion while also offering services to third parties.

Pure Logistics provides logistics services to us, SciSparc Nutraceuticals, and other third parties.

Our revenues from the logistics center operations for the period beginning March 18, 2025 and ending December 31, 2025, were approximately $2,418 thousand, or 14.1%, of our total revenues for such period.

Homeland Security Sector

KeepZone is focused on expanding its presence in the HLS and critical infrastructure protection markets through the integration of multiple advanced security technologies, including technologies that incorporate artificial intelligence. KeepZone seeks to support government, defense, and infrastructure customers in deploying multi-layered security architectures intended to detect, prevent, and respond to threats across land, air, sea, cyber, and electromagnetic domains. KeepZone’s approach includes integrating third-party technologies from various providers, with the objective of offering a scalable portfolio of security solutions for the protection of people, infrastructure, and national assets.

KeepZone’s business model is to facilitate the adoption of HLS technologies by acting as an integrator, distributor, and market channel for defense and security solutions, including through strategic partnerships with technology developers.

Scanary

KeepZone first entered into the HLS sector on December 4, 2025, by entering into the Scanary Agreement, with Scanary, an Israeli deep-tech developer of 3D imaging, electromagnetic, and AI-powered threat detection systems. Pursuant to the Scanary Agreement, Scanary granted KeepZone exclusive distribution rights to Scanary’s electromagnetic imaging and AI HLS screening systems in Canada, Germany and the United Arab Emirates, and non-exclusive distribution rights in Spain and Italy, or collectively the Territories. Prior to the entry into the Scanary Agreement, KeepZone operated as a holding company and did not have any operations.

In consideration for the exclusive distribution rights, KeepZone agreed to pay Scanary total consideration of $1 million, payable in five equal monthly installments of $200,000, with each installment due at the end of each calendar month following the date of the Scanary Agreement. Pursuant to the Scanary Agreement, Scanary will pay KeepZone an Exclusivity Payment (as defined in the Scanary Agreement) through periodic payments equal to 10% of Scanary’s gross sales revenues received and collected, less (i) direct costs of goods sold, (ii) shipping and logistics costs, (iii) sales commissions, (iv) applicable taxes and duties, and (v) any other direct costs reasonably attributable to such sales. As of the date of this Annual Report, we paid a total consideration of $600,000 to Scanary.

Under the Scanary Agreement, Scanary may, from time to time and at its discretion, identify sales opportunities outside the Territories. If Scanary elects to refer such an opportunity to KeepZone, KeepZone will have a right of first refusal to pursue the opportunity. KeepZone must notify Scanary within a reasonable period whether it chooses to pursue the opportunity. Any such opportunity will be subject to mutual agreement between the parties regarding the applicable commercial terms, pricing, responsibilities, and other relevant conditions, to be determined on a case-by-case basis. On February 12, 2026, we announced that KeepZone expanded the Scanary Agreement to include an additional territory in Asia.

The Scanary Agreement provides for an initial term of twenty-four (24) months and will automatically renew for an additional twenty-four (24) months if KeepZone achieves a cumulative purchase target of 20 systems during the initial term, and may thereafter be further renewed upon satisfying the performance requirements specified in the Scanary Agreement.

Other Reseller and Distribution Agreements

On December 15, 2025, KeepZone entered into an exclusive distribution agreement with Zorronet Ltd., an innovative Israeli deep-tech company specializing in an autonomous AI-driven security platform.

On January 2, 2026, KeepZone entered into a non-exclusive reseller agreement with Beesense Sensors Systems Ltd. an Israeli innovator in multi-sensor technology for intelligence, surveillance, and reconnaissance (ISR) applications. The agreement appoints KeepZone as a reseller of certain Beesense products and services in Canada and Mexico.

On January 16, 2026, KeepZone entered into a non-exclusive distribution agreement with STI Ltd., an Israeli developer of specialized HLS technology.

On January 20, 2026, KeepZone entered into an exclusive reseller agreement, with a leading aerospace defense technology developer. On January 26, 2026, we announced that KeepZone received its first purchase order for a counter-unmanned aerial system solution from an aerospace systems integrator in Mexico.

On January 28, 2026, KeepZone entered into a reseller agreement with AeroIntegral S.A. DE C.V., for AeroIntegral to act as an authorized reseller of certain counter-unmanned aerial systems in Mexico as permitted under KeepZone’s exclusive reseller agreement with a leading aerospace defense technology developer.

On January 21, 2026, KeepZone entered into a non-exclusive reseller agreement with Beesense Sensors Systems, to expand defense and security solutions across Canada and Mexico.

On February 2, 2026, KeepZone secured exclusive rights in Mexico under a commercial agreement with an advanced drone manufacturer specializing in hydrogen-powered drones.

On February 6, 2026, KeepZone entered into an exclusive reseller agreement with DSIT Solutions Ltd., a global leader in underwater domain awareness and acoustic intelligence solutions.

On February 18, 2026, KeepZone entered into a non-exclusive reseller agreement with SeeTrue, Inc., or SeeTrue, a developer of AI-based automatic threat detection solutions for security screening, pursuant to which KeepZone was appointed as a non-exclusive reseller of SeeTrue’s threat detection solution in Mexico, with a focus on critical infrastructure, urban security, and military/defense segments.

On February 19, 2026, KeepZone entered into a distribution agreement with Assac Networks Ltd. or Assac, a provider of secure communication and cybersecurity solutions, pursuant to which KeepZone was appointed as a distributor for Assac’s products in Hungary and Greece.

On February 25, 2026, KeepZone entered into an exclusive reseller agreement with a leading aerospace defense technology developer, pursuant to which it was granted exclusive rights to resell the aerospace company’s advanced counter-unmanned aerial systems solutions in Mexico.

On February 26, 2026, KeepZone entered into a Channel Partner Agreement with SENSORZTECH Ltd., or Sensorz, an Israeli-based innovator in AI-native radio frequency spectrum intelligence technology, pursuant to which it was granted non-exclusive rights to promote, market and resell Sensorz’s SWORD AI Spectrum Intelligence Platform and related systems to approved customers in Mexico, subject to the terms and conditions of the agreement, including customer approval and acceptance of purchase orders.

On March 9, 2026, KeepZone entered into a channel partner agreement with TDCOMM Ltd., a provider of next-generation private LTE and 5G wireless network solutions.

On March 11, 2026, KeepZone entered into a reseller agreement with D-Fence Ltd., a leading Israeli supplier of Perimeter Intrusion Detection Systems, products and solutions.

On March 27, 2026, KeepZone entered into a non-exclusive agent agreement with Skyline Software Systems, Inc., or Skyline, a provider of 3D geospatial visualization software and services, pursuant to which KeepZone is authorized to market, sell, and distribute Skyline’s proprietary 3D geographic information system  (“GIS”) and photogrammetry solutions to end users in designated territories in the Middle East, Europe and Latin America as agreed between the parties.

We did not generate any revenue from our HLS operations during the year ended December 31, 2025.

Our Customers

Our customers for our e-commerce operations are primarily individual online consumers who purchase our products primarily on Amazon U.S., Amazon U.K. and Amazon EU marketplaces, which contributed to our increase in sales year over year. Our customers for our logistics center operations are primarily e-commerce companies. Our customers for our HLS operations are primarily integrators and HLS distributors in the target markets.

In each of 2025 and 2024, approximately 87% to 96% of our revenue was through or with Amazon sales platform.

Like any other e-commerce business, our Whoobli and KnifePlanet stores are affected by the high season shopping, which is from October through December. Our business model is to take into consideration this sales cycle and introduce new products right before high season.

Our Competitive Strengths

We believe that our competitive strengths include:

●	Senior and experienced management team;

●	Sophisticated know-how regarding use of data analysis technology platforms;

●	Strong logistical capabilities, using sophisticated BI tools to optimize the supply chain management; and

●	Procurement of well targeted products.

We believe that these strengths, as further described below, differentiate us from our competitors and provide us with numerous advantages:

●	Senior and experienced management team: We are led by Mr. Eliyahu Zamir, our Chief Executive Officer since August 1, 2025. Mr. Zamir has vast experience in corporate finance, public markets, mergers and acquisitions, or M&A, and strategic growth, having held key executive and board positions in both public and private companies across multiple sectors. His background includes leading equity financing offerings totaling over $150 million from institutional investors, advising companies through IPO and pre-IPO strategies, and executing complex merger transactions. He has also led financial and strategic initiatives in the renewable energy sector in Europe, further demonstrating his ability to scale companies in emerging and high-growth markets.

Mr. Naor Bergman, our Chief Operating Officer, is responsible for all operations and logistics of our business. Prior to joining the Company, Mr. Bergman established and led Amazon’s FBA logistics and warehousing department at Unicargo Global Logistic Ltd. and was part of the management team that transformed Unicargo into a leader in the field of outsourcing Amazon’s FBA warehousing.

In October 2022, we hired Mr. Ronen Zalayet as our Chief Financial Officer effective October 24, 2022. Mr. Zalayet has over 20 years of experience working in financial leadership positions in private and public companies, including growing fintech and technology companies. Mr. Zalayet holds a B.A. in Economics and Accounting and an MBA from Tel Aviv University, Israel, and is a certified public accountant in Israel.

Our HLS operations are led by Mr. Alon Dayan, the Chief Executive Officer of KeepZone since December 8, 2025. Mr. Dayan brings over 15 years of executive experience in the security, defense, and cyber-technology sectors, with a proven track record of founding and scaling innovative companies focused on systems integration, secure communications, and international business development. As Founder and CEO of L1-Systems Ltd. since 2014, Mr. Dayan has led complex projects in cyber solutions, intelligence systems, and telecommunications, forging strategic partnerships across Latin America, Eastern Europe, and Western Europe.

●	Strength of our brands: We believe the strength of our brands, quality of our services, user-friendliness of our website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the pest control products market.

●	Strong logistical capabilities, supply chain management as an integral part of our business: Our logistical capabilities were formulated prior to the establishment of our Company. We view the logistical aspect of our business as a primary factor in our success and we work hard to achieve it. Every product opportunity that we encounter is handled with strong and efficient logistical tools and no opportunity will be neglected due to lack of logistical capabilities or low profitability. In the U.K., Fort leases two warehouses for the storage of its inventory, which streamlines its supply chain management. for faster turnaround times and enhanced efficiency for inventory management and order fulfillment; and supports the expansion of Fort’s operations in the U.S. We plan to expand Fort’s operations in the U.S. based upon the success of Fort in the U.K., with the logistics center in New Jersey operated by Pure Logistics which we recently acquired.

●	Price advantage over most competitors: Close working relationships with our suppliers, our continued procurement, efficient supply chain and punctual payments are the key reasons why we are able to offer our products with a price advantage over our competitors.

Industry Overview and Market Opportunity

E-commerce

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

Moreover, Amazon, which is the primary platform that our business is based on, continues to rise and grow. In 2025, Amazon’s global sales were $716.92 billion, a 12.3% increase year over year. Amazon’s sales, however, are not necessarily indicative of our current or future sales, as Amazon sells vast and varied quantities of products on its platforms, whereas we sell only a limited quantity of products on Amazon and are not otherwise affiliated with Amazon. While our sales represent a small fraction of the sales on Amazon, we believe that Amazon provides us with a unique opportunity to grow our sales.

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

 Homeland Security

The global HLS market pertains to the safeguarding of nations, cities, and communities against a broad spectrum of threats and hazards, including, without limitation, terrorism, organized crime, cross-border threats, cyber-physical attacks, and the disruption of essential services. HLS expenditures are principally driven by the imperative to protect population centers, critical infrastructure (including energy, water, transportation, communications, and government facilities), and strategic borders and gateways (including airports, ports, and land crossings). These missions generally necessitate large-scale, multi-agency coordination and long-duration programs that integrate prevention, detection, response, and resilience capabilities.

Independent market research firms estimate the global HLS market to be in the hundreds of billions of dollars annually, with mid-single-digit growth expected through the decade. According to a report published by Grand View Research, the global HLS market’s estimated value in 2022 was approximately $556.4 billion and is projected to grow to approximately $868.7 billion by 2030 (representing a compound annual growth rate (CAGR) of approximately 5.8%).

Governments and operators of critical assets face increasing pressure to ensure the continuity of essential services and to maintain public confidence amid an increasingly complex and evolving risk environment. Demand for HLS solutions is often driven by a combination of factors, including the protection of cities and public venues, border and gateway security, critical infrastructure resilience, and the increasing convergence of cyber and physical threats. Collectively, these drivers support recurring investment in capabilities such as situational awareness, surveillance, screening, identity and access management, command-and-control, and emergency response coordination.

The HLS market is increasingly transitioning from stand-alone point solutions toward integrated, interoperable platforms capable of supporting multi-agency operations. Buyers increasingly prioritize systems that: (i) integrate with existing legacy systems, (ii) enable real-time information sharing, (iii) support scalable deployments, and (iv) deliver demonstrable and measurable operational outcomes (e.g., reduced response time, improved detection rates, and lower total cost of ownership).

Strategy

Growth Strategy

The key elements of our growth strategy include:

●	High-end search and identification of high value products and expansion into new markets and territories;

●	Introduction of new products to our customers in various geographical markets;

●	Effective use of our competitive advantage - our know-how uses of software-based technology;

●	Leverage of our logistical capabilities and knowledge to reduce costs and increase purchasing power;

●	The establishment of strategic alliances; and

●	Continued monetarization of our competitors to ensure we maintain our competitive differentiation and advantages.

Our growth, as described above is expected to be generated by the expansion of our current platforms to new territories and by leveraging our logistical capabilities, after the acquisition of Pure Logistics.

Intellectual Property

As of the date of this Annual Report, we own 12 trademarks: KnifePlanet, CC-Exquisite, Whoobli, PetEvo, Roshield, Entopest, Rempro, Birdgo, ProPest, Topperama, Dr Grögel and Seaheaven.

Competition

E-commerce

The consumer goods and e-commerce markets are a highly competitive environment. Our competitive landscape consists of various types of companies such as: traditional and non-traditional consumer good companies; discount stores; traditional retailers; independent retail stores; the online platforms of these traditional retail competitors; and e-commerce companies.

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

Homeland Security

The HLS market is a highly competitive environment, comprising of many commercial actors, including integrators, prime contractors, and technology developers. Among these, our competition includes the MER Group and Rayzone Group. KeepZone operates as an AI-driven integrator and distributor, focusing on delivering tailored, multi-vendor solutions by leveraging system integration, AI data, and flexibility. This approach allows us to bridge the gap between technology providers and large-scale project execution, offering agility, customization, and multi-vendor flexibility as key competitive advantages.

While the MER Group represents a traditional prime contractor model executing end-to-end national-scale projects, and Rayzone Group specializes in advanced cyber intelligence technology, KeepZone distinguishes itself as a flexible, technology-driven integrator. We combine best-in-class solutions and deliver them efficiently to customers, offering a differentiated alternative to both large contractors and pure technology vendors. However, our business model entails risks such as dependence on suppliers and limited proprietary intellectual property, with medium control over the value chain primarily through integration and customer interface.

Development

E-commerce

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

Homeland Security

KeepZone does not develop or manufacture any products of its own, rather it integrates complementary technologies from its strategic partners and tailors such technologies to the specific operational requirements of each client. KeepZone’s technology strategy is based on a layered defense approach that integrates multiple security domains into a unified operational framework. These layers include perimeter detection, AI-based screening technologies, autonomous monitoring and command centers, aerial intelligence platforms, radio frequency spectrum monitoring, maritime and underwater surveillance, and cybersecurity protection.

Third-Party Manufacturing and Logistics

E-commerce

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

Homeland Security

KeepZone’s core strategy is predicated upon the establishment of strategic alliances with leading security and defense technology companies and the integration of their respective capabilities into unified, operational security architectures. As of the date of this Annual Report, KeepZone has established strategic relationships and collaboration agreements with the following defense companies:

●	Scanary - AI-based radar screening systems for the detection of concealed weapons in high-traffic environments.

●	Zorronet Ltd. - autonomous, AI-driven security operations centers integrating sensors, drones, robotics, and IoT technologies.

●	RT LTA Systems Ltd. - persistent aerial surveillance platforms utilizing aerostat-based technology.

●	STI Ltd. - advanced under-vehicle inspection and threat detection systems for secure facilities and border crossings.

●	Sensorztech Ltd. – radio frequency spectrum intelligence and monitoring platforms.

●	DSIT Solutions Ltd. - underwater surveillance and maritime security technologies.

●	Assac Networks Ltd. - secure communications and cybersecurity solutions for defense and government networks.

●	SeeTrue Inc. - AI-powered threat detection solutions for transportation hubs and large-scale international events.

●	Skyline Software Systems, Inc. - 3D geospatial visualization software.

Marketing, Distribution Methods and Sales

E-commerce

We believe our marketing expenses are lower and more efficient than our competitors since we are only engaged with well established brands that are already familiar to many of our customers and potential customers on Amazon. In addition, we expect to hire managers to handle our digital marketing and advertising efforts.

With respect to distribution, we see logistics as primary consideration and we prioritize creating an effective and efficient distribution channel. Every product opportunity that we encounter is handled with strong and efficient logistical tools and no opportunity will be left out due to lack of logistical capabilities or low profitability. Furthermore, we plan to own warehouses in the future in lieu of relying on Amazon or other third-party warehouses, which would improve our distribution channel.

Our sales phase, as further described above, is the third phase after a deep analysis is conducted by our software, identification and procurement process. Using the most advanced software provides us with all the data needed to launch and to operate our Amazon brands at the highest levels. We believe that this knowledge will bring significant competitive advantages for our products. Our spending and approach on advertising is aimed at being as low as possible given the resources we spent prior to the actual sale on selecting the different products depending on the life cycle of products on our platform.

We also use promotions to drive sales. From time to time, mainly when launching a new product, we use promotional pricing and marketing programs, including limited-duration seasonal promotions conducted through third-party e-commerce platforms such as Amazon, to increase product visibility, stimulate customer demand and manage inventory levels. These promotions may include pay-per-click (PPC), temporary price reductions, participation in platform-sponsored promotional events, and targeted marketing campaigns.

We evaluate the use of promotional pricing on a periodic basis and seek to balance the benefits of increased sales volume and market penetration against the potential impact on profitability. There can be no assurance that these promotional activities will result in sustained increases in demand, improved long-term customer retention or overall profitability.

Homeland Security

KeepZone targets markets with rapidly expanding HLS demand, including North America, Latin America, Europe, and the Middle East and prioritizes regions where governments and infrastructure operators are actively investing in advanced technologies to strengthen border security, protect strategic assets, and enhance public safety.

KeepZone presents itself to the market as a global security integrator with the capability to integrate complementary technologies and tailor these technologies to the specific operational requirements of each client. This model facilitates the expedited deployment of advanced security solutions for governments, defense organizations, border agencies, ports, airports, stadiums, energy facilities, and other operators of critical infrastructure worldwide.

Procurement cycles are typically multi-year, and adoption often occurs through a combination of national programs, municipal initiatives, and public-private partnerships—particularly when protecting privately operated but nationally critical assets (e.g., energy infrastructure, ports, logistics, telecom).

Selling HLS solutions internationally requires capabilities that go beyond product performance. Market access is shaped by trust, compliance, and long-term partnership alignment as much as by technology.

Government Regulation and Product Approval

We do not anticipate any significant problems in obtaining future required licenses, permits or approvals that are necessary to expand our business.

Certain of our products are subject to comprehensive regulation regulatory agencies that relates to, among other things, product approvals, product registrations, manufacturing, import, export, distribution, marketing and promotion, labeling, recordkeeping, testing, quality, storage, product disposal and environmental compliance for the pest control industry. In addition, we are subject to additional laws relating to the processing of payments, consumer protection, the privacy of consumer information and other laws regarding unfair and deceptive trade practices.

We do not intend to seek regulatory approval for our poison-containing products directly. Instead, our business model is to work with local suppliers or manufacturers that already hold the required regulatory approvals for products that require such approvals, primarily poison products. In jurisdictions where applicable regulations classify certain products as poisons or otherwise subject to regulatory oversight, we expect that any required approvals, registrations, licenses, or permits will be obtained and maintained by its local suppliers or manufacturers rather than by ourselves. Under this model, we expect that our suppliers or manufacturers will be responsible for compliance with applicable regulatory requirements relating to the manufacture, formulation, labeling, registration, and permitted uses of such products in the relevant jurisdictions. Regulatory requirements applicable to such products may vary by jurisdiction and may change over time, and our ability to market or distribute its products may depend, in part, on the continued compliance of its suppliers or manufacturers with applicable laws and regulations.

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

Regulations Relating to Environmental Protection

Compliance with local environmental regulations is crucial in the pest control industry, as products must meet specific standards to ensure safety and minimize ecological impact. While the capital or competitive impact of these regulations is typically minimal, the rejection of a product in a new jurisdiction or changes in environmental regulations within existing markets could significantly affect growth and competitive positioning. Strict regulations or delays in product approval could hinder market expansion, while regulatory changes may require costly product modifications or adaptations, impacting profitability and time-to-market. Therefore, staying informed and compliant with evolving environmental standards is essential for us to maintain its competitiveness and ensure sustainable growth.

Europe

The pest control products sold by Fort are subject to local environmental regulations, mainly with respect to pest control products containing poisons which require licenses in each individual country of sale. As such, we Fort sell its products using local licensed poison suppliers in each country. If Fort is unable to engage a licensed supplier of the active ingredient in our pest control products in a country in which it wishes to sell its poison products, Fort will not be able to sell its pest control products there.

Registration, Evaluation and Authorization of Chemicals

The European Union has enacted a regulatory framework for the Registration, Evaluation and Authorization of Chemicals, or REACH, which aims to manage chemical safety risks. REACH established a European Chemicals Agency in Helsinki, Finland, which is responsible for evaluating data to determine hazards and risks and to manage this program for authorizing chemicals for sale and distribution in Europe. We met all REACH registration requirements. To help manage this program, we have been simplifying our product lines and working with chemical suppliers to comply with registration requirements.

Biocidal Products Regulation

The European Union’s Biocidal Products Regulation (EU) No 528/2012, or EU BPR, requires that biocidal product to be authorized by the European Chemicals Agency before it can be marketed or used in the European Union.

United Kingdom

In the United Kingdom, biocidal products are regulated under the U.K.’s Biocidal Products Regulation, or UK BPR, managed by the Health and Safety Executive (HSE), and such products be authorized before they can be marketed or used in the United Kingdom. All active substances and biocidal products must be separately approved or authorized under the UK BPR. Labels must comply with U.K. classification, labelling and packaging of chemicals regulations and be in English, and companies must follow distinct procedures for marketing in Great Britain versus Northern Ireland, which still follows the EU BPR.

France

In France, biocidal products must be authorized under the EU BPR and notified or approved by ANSES (the French regulatory authority) before being placed on the market. Product labels and safety data sheets must be in French and include country-specific warnings or use instructions. Some products may be restricted to professional use only, and France often imposes stricter environmental and public health requirements than the EU baseline.

Germany

In Germany, biocidal products are regulated under the EU BPR and must also be notified to the Federal Institute for Occupational Safety and Health (BAuA) before being marketed in Germany. Labels and safety data sheets must be in German, and additional environmental risk assessments may be required by the Federal Environment Agency (UBA), especially for products like rodenticides. Local state authorities oversee enforcement, including market surveillance and inspections.

China

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

United States

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

Regulations Relating to Homeland Security Operations

We may be subject, both directly and indirectly, to the adverse impact of existing and potential future government regulation of the products that KeepZone delivers, and its technology, operations and markets.

KeepZone’s operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the FCPA, export controls and economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, the State Department’s Directorate of Defense Trade Controls, or DDTC, and the Bureau of Industry and Security, or BIS, of the Department of Commerce. As a result of doing business in foreign countries and with foreign customers, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations

The marketing and export of homeland and defense related equipment, services, ‘know-how’ are subject to the DECA regulations under Israeli Trade Control Laws, which impact our operations, for example by limiting our ability to sell, export, or otherwise transfer products or technology, or to release controlled technology to non-Israeli companies.

In the U.S., these laws include the International Traffic in Arms Regulations, or ITAR, administered by the DDTC, the Export Administration Regulations, or EAR, administered by the BIS and trade sanctions against embargoed countries and destinations administered by OFAC and collectively, American Trade Control Laws. The EAR governs products, parts, technology and software which present military or weapons proliferation concerns, so-called “dual use” items, and ITAR governs military items listed on the United States Munitions List, or USML. Prior to shipping certain items, we must obtain an export license or verify that license exemptions are available. Any failures to comply with these laws and regulations could result in fines, adverse publicity and restrictions on our ability to export our products and repeated failures could carry more significant penalties.

We may not be able to retain licenses and other authorizations required under the applicable American Trade Control Laws and Israeli Trade Control Laws. The failure to satisfy the requirements under such laws, including the failure or inability to obtain necessary licenses or qualify for license exceptions, could delay or prevent the development, production, export, import, and/or in-country transfer of the products and technology that we deliver, which could adversely affect our revenues and profitability.

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

While it is generally the laws of the jurisdiction in which a business is located that apply, there is a risk that data protection regulators of other countries may seek jurisdiction over our remote activities in locations in which we process data or serve shoppers but do not have an operating entity. Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that shopper data is only collected and processed in accordance with applicable local law. In addition, because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy and data protection laws, including jurisdictions where we have no local entity, employees or infrastructure. In such cases, we may require additional legal review and resources to ensure compliance with any applicable privacy or data protection laws and regulations. In addition, in many jurisdictions there may in the future be new legislation that may affect our business and require additional legal review.

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

In the EEA and the U.K. under national laws, derived from the Directive 2002/58 on Privacy and Electronic Communications, or the ePrivacy Directive, informed and freely given consent is required for the placement of cookies and similar technologies on shoppers’ devices, website users and imposes restrictions on electronic marketing, subject to some exemptions. The GDPR and U.K. regime also impose conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents. Recent European court and regulatory decisions are driving increased attention to cookies and tracking technologies, which could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. The European Commission’s Digital Omnibus Proposal, published in November 2025, includes proposed amendments to certain EU laws and regulations, including (among others) the GDPR. However, the proposal remains at an early stage of the EU legislative process.

Additionally, we are or may soon be subject to several U.S. state privacy laws including the CCPA, as amended by the California Privacy Rights Act, which came into effect on January 1, 2020 and, imposes heightened transparency obligations, adds restrictions on the “sale” or “share” of personal information (which it defines broadly), and creates new data privacy rights for California residents and carries significant enforcement penalties for non-compliance. The California Attorney General enforces the CCPA and can seek an injunction and civil penalties up to $7,500 per intentional violation and $2,500 per other violation. The CCPA also provides California consumers a private right of action for certain data breaches where they can recover up to $750 per incident, per consumer or actual damages, whichever is greater, and which is expected to increase data breach litigation. The CCPA may require us to modify our data practices and policies and to incur substantial costs and expenses in order to comply. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulation. Non-compliance with state privacy laws could result in regulatory investigations and enforcement actions, private litigation (including class actions), significant fines and remediation costs, operational restrictions, and reputational harm. Further, laws in all 50 states require companies to provide notice to consumers whose personal information has been disclosed or subject to unauthorized access as a result of a data breach, in certain circumstances. More generally, some observers have noted the trend toward more stringent privacy legislation and judicial action in the US, including similar laws and decisions in other U.S. states and a potential federal privacy law, all of which could increase our potential liability and adversely affect our business.

In addition, we are also subject to the PPL), and its regulations, including but not limited to the Israeli Privacy Protection Regulations (Data Security) 2017 (“Data Security Regulations”), as well as the guidelines issued by the Israeli Privacy Protection Authority, or the PPA, which impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured. Furthermore, , the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023 may, in certain cases, provide additional rights to data subjects from the EEA whose personal data is stored in databases located in Israel, or whose personal data is stored together with such data. In this respect, the PPL and its Regulations including the Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, mandatory positions (such as an information security manager) and other technical and organizational security measures.

Additionally, the Privacy Protection Regulations (Transfer of Data to Databases Outside the State Borders), 5761-2001, or the Cross-Border Transfer Regulations, restrict and impose conditions on the transfer of personal information from databases in Israel to locations outside Israel. These regulations may require us to implement additional contractual, technical, and organizational measures to enable such transfers and maintain compliance, which could increase our costs.

In addition, our use of AI tools in connection with the processing of personal information is subject to the PPL and may present unique privacy and information security challenges. We conduct ongoing compliance assessments and apply legal, technical, and operational controls designed to help ensure that our use of AI remains compliant with applicable laws and regulatory expectations.

Furthermore, a material amendment to the PPL was approved by the Israeli Parliament on August 5, 2024, which became effective on August 14, 2025 or Amendment 13. Amendment 13 expands enforcement powers for the PPA, , including investigation authority and increases the monetary sanctions that can be imposed for breach of the PPL and its regulations, which are significantly higher than those previously available. It also introduces additional obligations on organizations processing personal data. We conduct ongoing compliance assessments and work to implement the measures required to address applicable requirements. The consequences of implementing the requirements under Amendment 13 may lead to substantial costs, require significant system changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. In addition, to the extent that any administrative supervision procedure is initiated by the PPA that reveals certain irregularities with respect to our compliance with the Israeli Privacy Law, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

Failure to comply with the PPL, its regulations and guidelines issued by the PPA (including in connection with our AI-enabled solutions), may expose us to enforcement actions, administrative fines and penalties (which, in some cases, may reach millions of NIS), litigation (including class actions) and in certain cases criminal liability.

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

In the United States and internationally, AI is the subject of evolving review by various governmental and regulatory agencies, including the SEC and the FTC, and changes in laws, rules, directives and regulations governing the use of AI may adversely affect the ability of our business to use or rely on AI. For example, on May 17, 2024, Colorado enacted the Colorado AI Act. The Colorado AI Act creates duties for developers and for those that deploy AI. There is a specific focus on bias and discrimination. The Act will go into effect on June 30, 2026. Furthermore, in March 2024 Utah enacted the Artificial Intelligence Policy Act, which imposes certain disclosure obligations and consumer protection responsibilities on companies that use generative AI. Additionally in September 2024, California enacted the California AI Transparency Act, which imposes transparency obligations on companies that develop or substantially modify AI models and In June 2025 Texas enacted the Texas Responsible Artificial Intelligence Governance Act which establishes a comprehensive legal framework for AI development, deployment, and oversight.

In Europe, the EU AI Act entered into force on February 2, 2025, with different provisions becoming gradually applicable on different dates. While the majority of its obligations are expected to take effect by 2026, provisions regulating prohibited AI practices and AI literacy came into effect on February 2, 2025, and provisions pertaining to general purpose AI models on 2 August 2025. The EU AI Act includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy and general-purpose AI models. Furthermore, it includes fines of the higher of €35,000,000 or up to 7 percent of a company’s total worldwide annual turnover for non-compliance with prohibited AI practices, or the higher of €7,500,000 or up to 1 percent of a company’s total worldwide annual turnover for the supply of incorrect, incomplete, or misleading information to notified bodies and national competent authorities in certain contexts. In addition, the revised EU Product Liability Directive came into force in December 2024, to be implemented into EU member state national law by December 2026. This Directive extends the EU’s existing product liability regime to include, among other, AI systems and facilitates civil claims in respect of harm caused by AI systems. The cost of complying with such laws or regulations could be significant and could increase our operating expenses, require technical changes, development and implementations, which could adversely affect our business, financial condition and results of operations. The European Commission’s Digital Omnibus Proposal, published in November 2025, includes proposed amendments to certain EU laws and regulations, including (among others) the EU AI Act. However, the proposal remains at an early stage of the EU legislative process.

Recent Developments

Corporate Rebranding

On December 23, 2025, we announced the planned Corporate Rebranding to reflect our intended strategic focus on HLS and advanced technologies. The planned Corporate Rebranding began with the name change of our subsidiary “Jeffs’ Brands Holdings Inc.” to “KeepZone AI Inc.” on December 2, 2025, and the entry of KeepZone into a distribution agreement with Scanary, on December 4, 2025. On December 8, 2025, our Board of Directors appointed Alon Dayan to serve as the Chief Executive Officer of KeepZone. Effective as of March 26, 2026, we changed the Company’s name to “Nexera Technologies Ltd.

Plantify Termination Agreement

On November 6, 2025, we entered into a termination agreement, or the Termination Agreement, with Plantify Foods, Inc. and Smart Repair, pursuant to which the parties agreed to terminate the share purchase agreement entered into among the parties on April 30, 2025, as amended on July 31, 2025, or the Plantify Purchase Agreement. Pursuant to the Termination Agreement, each party also agreed to release each other party from any further liabilities or obligations under the Plantify Purchase Agreement, other than the confidentiality obligations expressly stated to survive its termination.

Crypto Treasury Management

On August 4, 2025, we announced our plan to implement a crypto treasury management strategic plan, or the Treasury Program, to focus on optimizing yields from five leading cryptocurrencies, including Bitcoin and stable coins, leveraging advanced AI technology to enhance returns.

The Treasury Program is managed by Quantum Crypto Assets Treasury Management Ltd., or Quantum Crypto, an affiliate of Tectona Ltd., or Tectona, an Israeli public crypto company.

Pursuant to an agreement entered into on August 4, 2025, as amended, between the Company and Quantum Crypto, or the Quantum Crypto Agreement, Quantum Crypto provides crypto treasury management services to us, including the required infrastructure for the proposed activity and facilitating speculative trading and staking services. All activities under the Quantum Crypto Agreement are subject to our review and approval, and we retain full ownership of our digital assets and private keys.

As consideration for its services under the Quantum Crypto Agreement, Quantum Crypto received a one-time setup fee of $25,000, and is entitled to receive a monthly fee equal to 0.125% of the monthly average daily balance of the Company’s crypto assets managed by Quantum Crypto, and a performance-based fee of 20% of the gross revenues of the Company from staking. In addition, as part of the consideration, the Company issued to Tectona, 13,809 Ordinary Shares and to the Chief Financial Officer of L.I.A. Pure Capital Ltd., a shareholder of Quantum Crypto, 13,809 Ordinary Shares.

As of the date of this Annual Report, we have not engaged in any activities under the Quantum Crypto Agreement and have not generated any revenues from the Treasury Program.

Appointment of Chief Executive Officer

On July 21, 2025, our Board of Directors approved the appointment of Mr. Eliyahu Zamir as our Chief Executive Officer, effective as of August 1, 2025. Mr. Zamir replaced Mr. Viki Hakmon, who resigned from his position as our Chief Executive Officer, effective as of July 31, 2025. On July 21, 2025, Mr. Hakmon also resigned from his position as a director on the Board, effective immediately.

Mr. Hakmon’s resignation did not result from any disagreements with the Company or the Board of Directors, and he continues to support the Company as a consultant to Fort.

On July 21, 2025, we entered into a consulting agreement with Mr. Eliyahu Zamir in connection with the services he will provide as our Chief Executive Officer. We expect to enter into our standard form of indemnification agreement with Mr. Zamir on the same terms as the indemnification agreements previously entered into between us and each of our directors and executive officers.

Pure Logistics Acquisition

On March 10, 2025, we entered into a purchase agreement, or the Pure Logistics Purchase Agreement, with Smart Repair Pro, Pure Logistics, and the current holders of the issued and outstanding equity interests of Pure Logistics, L.I.A. Pure Capital Ltd., Eliyahu Yoresh and Tal Yoresh, or the Sellers, pursuant to which, on March 18, 2025, the Sellers sold to Smart Repair all of the issued and outstanding equity interests of Pure Logistics, in consideration for a base payment of $2,100,000, which was paid at the closing, $247,000 as payment for the deposit on Pure Logistics’ lease agreement, and a deferred payment of $500,000, or the Deferred Payment.

The Deferred Payment was made through issuance of promissory notes, or the March 2025 Promissory Notes, in the aggregate principal amount of $500,000, bearing an annual interest rate of 9%, at the closing and to be repaid by Smart Repair Pro in ten monthly installments of $50,000 each, pro-rated to each Seller’s percentage of ownership in Pure Logistics, starting after the sixth month anniversary of the date of the closing.

As security for the full repayment of the outstanding amounts under the March 2025 Promissory Notes, at the closing, we issued to the Sellers warrants to purchase Ordinary Shares, or the March 2025 Warrants. The March 2025 Warrants had an exercise price of $5.10 per share and were only to become exercisable upon the occurrence of an Event of Default (as defined in the March 2025 Promissory Notes). On July 1, 2025, we paid the Sellers the outstanding amounts due under the March 2025 Promissory Notes in the aggregate amount of $512,945 and, as a result, the March 2025 Warrants expired.

Fort Purchase Agreement

On February 6, 2025, we entered into the Fort Purchase Agreement, with Fort Technology (formerly Impact Acquisitions Corp) pursuant to which, on the terms and subject to the conditions of the agreement, Fort Products became a wholly owned subsidiary of Fort Technology and we received a controlling equity interest in Fort Technology.

At the closing of the Fort Transaction on July 7, 2025, we sold to Fort Technology all of the issued and outstanding shares of Fort Products in consideration for 7,142,857 common shares of Fort Technology and up to an additional 4,714,287 common shares of Fort Technology, contingent upon the achievement of certain pre-determined milestones, each at a deemed price per share of CAD 2.397444, representing a post-closing equity interest in Fort Technology of 75.02% (or up to 83.29% in the event of the full achievement of the milestones).

On December 24, 2025, we entered into a debt settlement agreement with Fort Technology pursuant to which Fort Technology issued to us 1,700,801 common shares, at a price per share equal to CAD 1.98 (approximately US $1.44), in full and final settlement of accrued and outstanding indebtedness in the aggregate amount of CAD 3,367,587 (approximately US $2,462,767). The debt was originally incurred by Fort and Fort Products LLC, pursuant to a service agreement entered into between the Company and Fort, and was subsequently assigned by Fort to Fort Technology.

On December 18, 2025, we entered into a share transfer agreement with institutional investors, pursuant to which, at the closing on February 23, 2026, we sold and transferred to the investors 714,286 common shares of Fort Technology, in consideration for a purchase price of CAD 928,571. The transferred shares represent approximately 8.1% of our holdings in Fort Technology and approximately 6.3% of Fort Technology’s outstanding shares. Following the completion of the sale, we hold approximately a 71.55% equity stake in Fort Technology, maintaining our controlling interest.

On December 31, 2025, we announced that the board of directors of Fort Technology approved a strategic initiative to pursue an uplisting of Fort Technology’s common shares on the Nasdaq Capital Market. There is no assurance that the uplisting will be completed, or as to the timing of any such uplisting.

C. Organizational Structure

Our organizational chart as of the date of this Annual Report is as follows:

Nexera Technologies Ltd (Israel)
71.55%
100%
100%
100%
Fort Technology Inc. (British Columbia)
KeepZone AI Inc. (Delaware)
Top Rank Ltd (Israel)
Smart Repair Pro (California)
100%
49.1%
100%
Fort Products Limited (United Kingdom)
SciSparc Nutraceuticals Inc (Delaware)
Pure NJ Logistics LLC (New Jersey)
100%
Fort Products LLC (Delaware)

D. Property, Plant and Equipment

Our principal executive offices are located at 7 Mezada Street, Bnei Brak, Israel 5126112, and our telephone number is +972.3.7713520. This facility comprises approximately 257 square meters, or 2,766 square feet of space. Our current lease, which we entered into on September 16, 2022, expires on September 30, 2027, following our exercise of an option to renew the lease for additional two years. Our monthly rent payment as of December 31, 2025, was approximately NIS 19,700 (approximately $6,350). We consider our current office space sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

Pure Logistics operates an approximately 53,000 square foot logistics center equipped with 12 loading docks in New Jersey, which it leases under a sub-lease agreement, with a term expiring on November 30, 2029. The monthly payment as of December 31, 2025 was approximately $66,865.

Fort leases two warehouse facilities in the U.K. The first warehouse is approximately 4,667 square feet. The original lease agreement expired on February 23, 2025, but Fort continues to occupy the premises by mutual agreement with the leasers, until a new negotiated agreement is signed. On January 28, 2026, we entered into a new lease agreement, and annual rent as of the date of this Annual Report is £44,000 (approximately $59,500). The second warehouse is approximately 10,638 square feet, which Fort leases under a lease agreement effective as July 1, 2024, for a fixed five-year term with no early termination option. The annual rent as of December 31, 2025 was £52,000 (approximately $70,400).

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this Annual Report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this Annual Report. Our discussion and analysis of our operating results for the years ended December 31, 2023 and December 31, 2024 can be found in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 31, 2025.

Overview

We are a data driven e-commerce company operating primarily on the Amazon marketplace, or Amazon, and we have recently begun expanding into the global homeland security, or HLS, sector through advanced artificial intelligence, or AI, driven solutions. We were incorporated in Israel in March 2021, under the name Jeffs’ Brands Ltd, to provide various services, such as management, operation and logistics, marketing and financial services to our subsidiaries that operate online stores for the sale of various consumer products on Amazon, utilizing the r FBA model.

On December 23, 2025, we announced a planned corporate rebranding to reflect our intended strategic focus on HLS and advanced technologies. The planned Corporate Rebranding began with the name change of our subsidiary “Jeffs’ Brands Holdings Inc.” to “KeepZone AI Inc.” on December 2, 2025 and the entry of KeepZone into a distribution agreement with Scanary, an Israeli deep-tech developer of 3D imaging, electromagnetic, and AI-powered threat detection systems, on December 4, 2025. We also changed the Company’s name to “Nexera Technologies Ltd”, effective as of March 26, 2026.

As of the date of this Annual Report, we have seven wholly or majority owned subsidiaries, held directly by us or through our subsidiaries: Fort Technology, Smart Repair Pro, Top Rank Ltd., Fort, KeepZone, Fort Products LLC and Pure Logistics. We also hold, through our subsidiary, KeepZone, a minority interest in SciSparc Nutraceuticals, to whom we provide a variety of professional and business support services.

In addition to executing the FBA business model, we utilize internal methodologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products that have the potential for development and growth, and to maximize sales of existing proprietary products. We also use our own skills, know-how and profound familiarity with Amazon’s algorithm and all the tools that the FBA platform has to offer. In some circumstances we scale the products and improve them. As a supplement to our e-commerce operations, Pure Logistics operates a strategically located logistics center in New Jersey, which we anticipate will strengthen our supply chain and third-party service offerings. We also aim to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the HLS market’s significant growth potential while leveraging our expertise in data-driven operations.

Comparison of the Results for the Year Ended December 31, 2025 and 2024

Results of Operations

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Revenues
Product revenue	14,412	13,688
Service revenue	2,418	-
Total revenues	16,830	13,688

Cost of Revenue
Product	12,955	12,119
Service	2,099	-
Total cost of revenues	15,054	12,119

Gross Profit	1,776	1,569

Sales and marketing	1,757	1,302
General and administrative	7,411	5,405
Equity losses	239	1,186
Other income	210	(120)
Operating loss	(7,841)	(6,204)
Financial expense (income), net	(3,058)	1,290
Loss before taxes	(4,783)	(7,494)
Tax (benefit) expense	(736)	310
Net loss	(4,047)	(7,804)
Net loss attributable to noncontrolling interests	(370)
Net loss attributable to Nexera Technologies Ltd. Shareholders	(3,677)	(7,804)

Revenues

Our revenues consist mainly of revenue derived from sales on Amazon. The following table discloses the breakdown of our revenues, cost of sales and gross profit for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Revenues
Product revenue	14,412	13,688
Service revenue	2,418	-
Total revenues	16,830	13,688

Cost of revenues
Product	12,955	12,119
Service	2,099
Cost of Revenue	15,054	12,119
Gross profit	1,776	1,569

Our Total revenues for the year ended December 31, 2025, were $16,342 compared to $13,688 for the year ended December 31, 2024, an increase of $2,654 or 19.3%. Product revenue growth was primarily attributable to strong performance from Fort in the U.K. and in Europe (particularly France), which more than offset a decline in product revenue at Smart Repair Pro. Service revenue in 2025 reflects revenues generated by Pure Logistics provided to third-party customers following the acquisition.

Cost of revenue

Our cost of revenue consist mainly of the purchase of finished goods, freight, storage, cost of commissions to Amazon, change in inventory, salaries and lease agreements.

Product cost of revenue

The following table discloses the breakdown of products cost of revenues for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Purchases of finished goods	$4,636	6,030
Freight	$1,067	619
Storage	$292	496
Salary	$298	210
Packing Supplies	$78	83
Depreciation and Amortization	$25	-
Cost of commissions	$7,095	6,348
Decrease in inventory	$(439)	(1,666)
Total	$12,955	12,119

Freight and storage expenses for the year ended December 31, 2025, amounted $1,359, compared to $1,115 for the year ended December 31, 2024, an increase of $244 or 22%. The increase is mainly due to shipping and duty costs of goods purchased from China to Europe and to the United states and internal shipping of goods to Amazon warehouses in the UK, Europe and the United States.

Cost of commissions for the year ended December 31, 2025, amounted $7,095, compared to $6,348 for the year ended December 31, 2024, an increase of $747 or 12%. The increase is mainly attributable to the increase in revenues and sales on Amazon stores in Europe which charges higher fees rates than Amazon U.K. and Amazon U.S.

Purchases and change of inventory of finished goods for the year ended December 31, 2025, amounted $4,197, compared to $4,364 for the year ended December 31, 2024, a decrease of $167 or 4%.

Service cost of revenue

The following table discloses the breakdown of service cost of revenues for:

	Year Ended December 31,
U.S. dollars in thousands	2025	2024

Freight	$97	-
Leases	$653	-
Salary	$728	-
Subcontractors	$621	-
Total	$2,099	-

Cost of service for the year ended December 31, 2025, amounted $2,099, mainly consist of salary, lease of warehouse and payment to subcontractors, compared to $0 for the year ended December 31, 2024, reflecting the acquisition of Pure Logistics in 2025 and the addition of warehousing and distribution operations.

Gross Profit

Our gross profit for the year ended December 31, 2025, was $1,776, compared to gross profit of $1,569 for the year ended December 31, 2024, an increase of $207, or 13%. The increase is mainly attributable to the increase in revenue and gross profit as well as profitability of Fort, Smart Repair Pro and Pure Logistics.

Operating Expenses

Our current operating expenses consist of four components - marketing and sales expenses and general, administrative expenses, equity losses and other income.

Marketing and Sales Expenses

Our marketing and sales expenses consist primarily of Amazon marketing fees, consultants and other marketing and sales expenses.

The following table discloses the breakdown of marketing and sales expenses for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Advertising	$1,279	1,216
Wages, consultants, salaries and related expenses	218	86
Other Sales and Marketing expenses	260	-
Total	1,757	1,302

The increase of $455, or 35% for the year ended December 31, 2025, as compared to the year ended December 31, 2024, is mainly attributable to an increase in advertising on Amazon by Fort.

Wages, consultants, salaries and related expenses for the year ended December 31, 2025, amounted $218, compared to $86 for the year ended December 31, 2024, an increase of $132 or 153% mainly attributed to Fort expenses related to consultant fees.

Other Sales and Marketing expenses for the year ended December 31, 2025, amounted $199 attributed to amortization of intangible assets, customer relationships, acquired on the business combination with Pure Logistics.

General and Administrative Expenses

The following table discloses the breakdown of our general and administrative expenses for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Payroll and related expenses	$1,414	$1,511
Professional services and consulting fees	3,120	1,995
Share based compensation	688	-
Rent and office maintenance	184	243
Amortization of intangible assets	977	786
Insurance	250	278
Other expenses	778	592
Total	7,411	5,405

Our general and administrative expenses consist primarily of salaries and related expenses, professional service fees for accounting, legal and bookkeeping, facilities, amortization of intangible assets and other general and administrative expenses.

The increase of $2,006, or 37%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024, is mainly attributable to wages, salaries and related expenses and bonuses we paid to our management and to professional service providers and consulting fees.

Share-based compensation expenses related to the initial grants of RSUs and other equity awards granted in 2025 by the Company and Fort Technology, to directors and officers, resulting in stock-based compensation expenses of $688 for the year ended December 31, 2025 compared to $0 for the year ended December 31, 2024.

Revenue sharing payment which included in other expenses is higher in 2025 compared to 2024 due to increase in revenue in 2025 compared to 2024.

Equity losses

Our equity losses for the year ended December 31, 2025, was $239 compared to an equity loss of $1,186 for the year ended December 31, 2024, a decrease of $947, or 83% derive from investment in SciSparc Nutraceuticals. The amount includes $115 impairment loss for the year ended December 31, 2025, compared to $659 for the year ended December 31, 2024.

Other income

Our other expenses for the year ended December 31, 2025, was $210 compared to other income of $120 for the year ended December 31, 2024. The income in 2025 and 2024 derives from the SciSparc Consulting Agreement, pursuant to which we provide management services to SciSparc Nutraceuticals for the Wellution brand. In addition, we provide a variety of professional and business support services in accordance with transfer pricing work received in SciSparc Nutraceuticals. The aforementioned services are provided in collaboration with SciSparc. For the year ended December 31, 2025, the other income was offset by other expenses in the amount of $330, mainly due to expenses of the Fort Transaction.

Operating loss

Our operating loss for the year ended December 31, 2025 was $7,841 compared to an operating loss of $6,204 for the year ended December 31, 2024, an increase of $1,637, or 26%. The increase in 2025 was due to the factors mentioned above.

Financial income

The following table discloses the breakdown of our financial income for the periods set forth below:

	Year ended December 31
	2025	2024
	U.S. dollars in thousands
Finance income:
Change in fair value of derivative liabilities and convertible promissory notes	(3,562)	-
Interest income	(100)	(78)
Total finance income	3,662	(78)
Finance expense:
Issuance cost	160	603
Change in fair value of derivative liabilities	-	607
Exchange rate changes	3	51
Interest expense on loans from shareholders and related parties	175	7
Other finance expenses	261	37
Revaluation of securities -fair value through profit or loss	5	63
Total finance expenses	604	1,368
Finance (income) expense, net	(3,058)	1,290

Financial expenses consist of mainly interest, bank fees, revaluation of derivatives and other transactional costs.

Our financial income, net was $3,058 for the year ended December 31, 2025, compared to net financial expenses of $1,290 for the year ended December 31, 2024, an increase of $4,348. The increase was primarily attributable to financial income for the year ended December 31, 2025 related to change in fair value of derivatives liabilities and convertible promissory notes in the amount of $3,562 compared to expense of $607 in the year ended December 31, 2024.

Net loss

Our net loss for the year ended December 31, 2025, was $4,047, compared to net loss of $7,804 for the year ended December 31, 2024, a decrease of $3,757, or 48%. The decrease in 2025 was due to factors mentioned above.

B. Liquidity and Capital Resources

Overview

Since our inception in March 2021 and since the earlier inception of our subsidiaries, we have financed our operations primarily through funds we received from loans and proceeds from sales on Amazon (after deducting FBA fees and advertising fees) and the issuance of our securities in private placements and registered offerings. As of December 31, 2025 and 2024, we had approximately $1,636 and $2,564, respectively, in cash and cash equivalents.

The table below presents our cash flow for the periods indicated:

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Net cash used in operating activities	$(6,219)	$(5,875)
Net cash used in investing activities	$(4,504)	$(572)
Net cash from financing activities	$9,767	$8,484
Net (decrease) increase in cash and cash equivalents	$(956)	$2,037

Our net cash used in operating activities was $6,219 for the year ended December 31, 2025, as compared to net cash used in operating activities of $5,875 for the year ended December 31, 2024. Our net cash used in investing activities was $4,504 for the year ended December 31, 2025, as compared to net cash used in investment activities of $572 for the year ended December 31, 2024. Our net cash from financing activities was $9,767 for the year ended December 31, 2025, as compared to net cash used in financing activities of $8,484 for the year ended December 31, 2024.

The change in our liquidity for the year ended December 31, 2025, resulted from several factors, including:

Operating Activities

Our net cash used in operating activities consists primarily of net loss of $4,047, increase in inventory of $617, change in fair value of derivative liabilities of $5,011 offset by depreciation and amortization of intangible assets of $1,201 and Revaluation of Promissory notes of $1,628, equity losses of $239 thousand and increase in trade payables and other payables of $319 thousand, decrease in operating lease right-of-use asset of $1,631 and Decrease in operating lease liabilities of $1,324.

Investing Activities

Our net cash used in investing activities primarily consisted of payments relating to acquisition of Pure Logistics of $2,253, Investment in convertible loan receivable of 2,718 and Purchase of intangible assets of $200 offset by changes in restricted deposit of $678.

Financing Activities

Our net cash used in financing activities primarily consists of the issuance of convertible promissory notes, net in the amount of $7,515 and issuance of convertible debenture, net of issuance costs of $1,886, issuance of Ordinary Shares, pre-funded warrants, warrants, net in the amount of $541and $624 received upon exercise of warrants.

Financial Arrangements

January 2024 PIPE

On January 25, 2024, we entered into a private placement transaction, or the January 2024 PIPE, pursuant to a securities purchase agreement with certain institutional investors, providing for the issuance, in a private placement of Ordinary Shares, pre-funded warrants, Series A warrants and Series B warrants.

The January 2024 PIPE closed on January 29, 2024. Our aggregate gross proceeds from the January 2024 PIPE were approximately $7,275 thousand, before deducting fees to the placement agent and other expenses payable by us in connection with the January 2024 PIPE.

Following the November 2024 Reverse Split, on November 26, 2024, the exercise price and the number of Ordinary Shares issuable under the Series A warrants were adjusted, in accordance with the terms therein. Following the February 2026 Reverse Split on February 23, 2026, the exercise price and the number of Ordinary Shares issuable pursuant to the exercise of the Series A warrants were adjusted, in accordance with the terms therein, or the Second Reverse Split Adjustment. Following the Second Reverse Split Adjustment, the exercise price was adjusted to $3.9663 per Ordinary Share, the lowest weighted average price of the Ordinary Shares during the period commencing on February 17, 2026, and ending on February 23, 2026, and the number of Ordinary Shares underlying the outstanding Series A Warrants was adjusted to 1,115,210 (the arithmetic calculation resulting in the aggregate exercise price payable following the exercise of the outstanding Series A warrants being equal to the aggregate exercise price for such outstanding Series A warrants on January 29, 2024, the issuance date of the Series A warrants). No other changes, adjustments or modifications were made to the Series A Warrants.

As of the date of this Annual Report, all of the 266 Ordinary Shares have been issued following exercise of pre-funded warrants, 12,634 Ordinary Shares have been issued following the exercise of Series A warrants, and 81 Ordinary Shares remain outstanding, and 2,503 Ordinary Shares have been issued following exercise of Series B warrants and 1,115,210 Ordinary Shares remain outstanding. We received gross proceeds of approximately $2,842 thousand from the exercise of such warrants.

January 2025 Convertible Promissory Note

On January 16, 2025, we issued a convertible promissory note in the principal amount of $2,850,000 to an institutional investor, or the January 2025 Promissory Note. The January 2025 Promissory Note was issued with a 10% original issue discount from the principal amount and is to be repaid in one payment on the 18th month anniversary of the issuance date, or July 16, 2026, unless repaid earlier (partially or in full) at our option, or if extended at the option of the holder. The principal amount under the January 2025 Promissory Note bears an annual interest rate of 8% (which will increase to 18% upon an event of default, as defined in the note). The outstanding amount due under the January 2025 Promissory Note was convertible (partially or in full) into Ordinary Shares, at the option of the holder, at any time after the issuance date, at a conversion price equal to the lower of (i) $668.74192 per Ordinary Share, or (ii) 95% of the lowest daily volume-weighted average price during the 20 trading days immediately preceding the applicable date of conversion.

In connection with the issuance of the January 2025 Promissory Note, we issued to the holder a warrant to purchase up to 3,197 Ordinary Shares, or the January 2025 Warrant, as amended and restated effective as of June 30, 2025. The January 2025 Warrant was exercisable upon issuance at an initial exercise price of $579.55499 per Ordinary Share (subject to anti-dilution and share combination event protections) and has a term of 5.5 years from the issuance date, or July 16, 2030. Effective as of February 23, 2026, the exercise price of the January 2025 Warrant was adjusted to $3.9663 per Ordinary Share, pursuant to Section 2(a) of the January 2025 Warrant (subject to any further adjustment as provided therein).

As of the date of this Annual Report, 19,641 Ordinary Shares have been issued following the conversion of the January 2025 Promissory Note by the holder and the remaining principal amount accrued interest and pre-payment penalty of $270,831 were repaid by us to the holder.

May 2025 Registered Direct Offering

On May 28, 2025, we entered into a definitive securities purchase agreement, or the May 2025 SPA, with an institutional investor, pursuant to which we issued and sold to the investor in a registered direct offering, or the May 2025 Registered Direct Offering, (i) 2,784 Ordinary Shares, at an offering price of $71.40 per Ordinary Share and (ii) pre-funded warrants to acquire up to 5,362 Ordinary Shares, or, at an offering price of $71.40 per pre-funded warrant. As of the date of this Annual Report, all of the pre-funded warrants issued in the May 2025 Registered Direct Offering were exercised in full. We raised aggregate gross proceeds of approximately $581 thousand from the May 2025 Registered Direct Offering.

Convertible Notes Securities Purchase Agreement

On June 26, 2025, we entered into a securities purchase agreement with an institutional investor, or the Notes SPA, pursuant to which, we may issue and sell to the investor, from time to time as provided therein, non-recourse convertible promissory notes, or the Promissory Notes, for a maximum principal amount of $100,000,000, or the Subscription Amount, for an aggregate purchase price of up to $90 million (90% of the Subscription Amount).

At the initial closing on June 26, 2025, or the Initial Closing, the investor purchased from us a Promissory Note in the principal amount of $5.0 million, for a purchase price of $4.5 million, or the Initial Promissory Note. Subject to the conditions set forth in the Notes SPA, beginning on December 1, 2025, we may, at our sole discretion, require the investor to purchase additional Promissory Notes, or the Additional Promissory Notes, in the principal amount of up to $2.5 million per calendar quarter, at a purchase price equal to 90% of the principal amount of such Additional Promissory Notes, payable in cash. As of the date of this Annual Report, the principal amount and accrued interest under the Initial Promissory Note were fully converted into 310,800 Ordinary Shares.

On December 9, 2025, we issued to the investor an additional Promissory Note in the principal amount of $500,000 for a purchase price in cash of $450,000, or the Second Promissory Note.

On February 18, 2026, we entered into an addendum to the Notes SPA, or the Addendum, pursuant to which we agreed to issue to the investor, with respect to any Promissory Notes purchased by the investor during the three-month period beginning December 1, 2025 and ending on February 28, 2026, or the December Quarter, a warrant to purchase a number of Ordinary Shares equal to 75% of the maximum number of Ordinary Shares issuable upon conversion of the Promissory Notes (calculated based on the Fixed Price, as defined therein) purchased during the December Quarter.

On February 18, 2026, we issued to the investor an additional Promissory Note in the principal amount of $600,000 for a purchase price of $540,000, or the Third Promissory Note, and a warrant to purchase up to 1,372,017 Ordinary Shares, or the February 2026 Note Warrant, representing a warrant coverage of 75% of the maximum number of Ordinary Shares issuable upon conversion of the Second Promissory Note and the Third Promissory Note, calculated using the then applicable Variable Price. The February 2026 Note Warrant was immediately exercisable upon its issuance at an initial exercise price of $5.53 per Ordinary Share (subject to any further adjustments as set forth therein) and has a term of 5.5 years from issuance date.

The exercise of the Warrant is the investor’s sole recourse against non-payment of the Principal Amount, Interest, and any Payment Premium (as defined in the Second Promissory Note and the Third Promissory Note), if applicable, regardless of whether the value realized from the February 2026 Note Warrant and/or the Ordinary Shares underlying the Promissory Notes is less than the then outstanding Principal Amount, Interest, and if applicable, the Payment Premium.

Effective as of February 23, 2026, the exercise price of the February 2026 Note Warrant was adjusted to $3.9663 per Ordinary Share, pursuant to Section 2(a) of the February 2026 Note Warrant (subject to any further adjustment as provided therein).

The outstanding principal amount and accrued interest under the Promissory Notes are to be repaid in ten equal monthly installments beginning on the eighteenth month anniversary of the issuance date thereof, unless repaid earlier (partially or in full) at our option or if extended at the option of the investor.

The outstanding amount of the principal and any accrued interest due under the Promissory Notes is convertible (partially or in full) into Ordinary Shares, at the option of the investor, at any time after the issuance date, at a conversion price equal to the lower of i) the closing price of the Ordinary Shares on the Nasdaq Capital Market on the last trading day immediately prior to the date of issuance of such Promissory Note, or the Fixed Price and (ii) 88% of the lowest daily volume weighted average price during the 20 consecutive trading days immediately preceding the applicable date of conversion, or the Variable Price, provided that such Variable Price may not be lower than the floor price which shall be equal to 20% of the Fixed Price, subject to certain adjustments as provided in the Promissory Notes. The investor’s option to convert the outstanding amount due is subject to the limitation that the conversion may not result in the investor’s beneficial ownership exceeding 4.99% of the outstanding Ordinary Shares.

As of the date of this Annual Report, the principal amount of $1,100,000 and accrued interest of $8,647 remains outstanding under the Second Promissory Note and Third Promissory Note.

January 2026 Registered Direct Offering

On January 21, 2026, we entered into that certain securities purchase agreement with certain institutional investors, pursuant to which, on January 22, 2026, we issued and sold, an aggregate of 286,224 Ordinary Shares at a purchase price of $8.40 per share in a registered direct offering, for aggregate gross proceeds of approximately $2,404,275, before deducting offering expenses, or the January Offering.

Current Outlook

As of December 31, 2025, our cash and cash equivalents were $1,636. We expect that our existing cash and cash equivalents as of December 31, 2025, will be sufficient to fund our current operations and satisfy our obligations for the next twelve months taking into consideration the proceeds received from the January 2024 PIPE, the exercise of warrants from the January 2024 PIPE, the January 2025 convertible promissory note, the May 2025 Registered Director Offering, , the January 2025 Registered Direct Offering and the Initial Promissory Note, the Second Promissory Note and the Third Promissory Note. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned.

Our future capital requirements will depend on many factors, including:

●	the progress and costs of purchasing new brands and their development plans;

●	the costs of operating Pure Logistics;

●	the costs of manufacturing and shipment of our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

●	the magnitude of our general and administrative expenses; and

●	the costs of completing the planned Corporate Rebranding and Restructuring Plan.

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

Derivative Liabilities

We account for the outstanding additional warrants to purchase up to 130 Ordinary Shares at an exercise price $43,749.16 per Ordinary Share, issued on November 28, 2022, or the Additional Warrants and the outstanding Series A warrants to purchase up to 1,115,210 Ordinary Shares at an exercise price of $3.996 issued on January 25, 2024 in connection with the January 2024 PIPE, or the Series A Warrants, as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification, or ASC, Topic 480, “Distinguishing Liabilities from Equity”, or ASC Topic 480, and ASC Topic 815, “Derivatives and Hedging”, or ASC Topic 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC Topic 480, meet the definition of a liability pursuant to ASC Topic 480, and whether the warrants meet all of the requirements for equity classification under ASC Topic 815, including whether the warrants are indexed to our own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of our control, among other conditions for equity classification. Based on their contractual terms, the Additional Warrants are accounted for as a derivative liability.

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

Based on the decline in SciSparc Nutraceuticals revenues and operating losses during 2025 and 2024, we used the work of a fair value expert, to determine that the fair value of the Company’s investment in SciSparc Nutraceuticals was impaired. Accordingly, an impairment loss of $115 and $659 thousand was recorded for the year ended December 31, 2025 and 2024 respectively, within equity losses in the consolidated statement of operations.

The fair value measurement of SciSparc Nutraceuticals as of December 31, 2025 and 2024, required significant judgements using Level 3 inputs, such as discounted projected future revenue projections, which are not observable from the market, directly or indirectly. There is uncertainty in the projected future revenues used in the Company’s impairment analysis, which requires the use of estimates and assumptions. Key assumptions in the impairment models included the discount rate and royalty rate.

Goodwill

Goodwill is tested for impairment at least annually, and whenever events or changes in circumstances occur indicating that it is “more likely than not” impairment may have been incurred. We have the option to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying value as a basis for determining if it is necessary to perform the quantitative goodwill impairment test. However, if we conclude otherwise, then we are required to perform the quantitative impairment test by calculating the fair value of the reporting unit and comparing it against its carrying value.

In estimating the fair value of our reporting unit the Company used the income approach. The income approach to valuation requires management to make significant estimates and assumptions related to future revenues, profitability, working capital requirements and selection of discount rate and long term growth rate. Changes in these estimates and assumptions could have a significant impact on the fair value of the reporting unit. If the fair value exceeds the carrying value, no further evaluation is required and no impairment loss is recognized.

The Company has one reporting unit to which goodwill. In 2025 the Company performed a qualitative impairment assessment for the reporting unit.

Business Combinations

We allocate the purchase price of an acquired company, including when applicable, the fair value of contingent or deferred consideration between tangible and intangible assets acquired and liabilities assumed from the acquired businesses based on estimated fair values, with any residual of the purchase price recorded as goodwill. Third party appraisal firms and other consultants are engaged to assist management in determining the fair values of certain assets acquired and liabilities assumed. Different valuations approaches are used to value different types of intangible assets. We primarily use the income approach in the valuation of intangible assets. The income approach to valuation is based on the present value of future cash flows attributable to each identifiable intangible asset. This approach to valuation requires management to make significant estimates and assumptions including but not limited to: discount rates, future cash flows and attrition rates of customer relationships. These estimates are based on historical experience and information obtained from the management of the acquired companies, and are inherently uncertain.

Recent Accounting Pronouncements

Please see Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report for information regarding recent accounting pronouncements.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this Annual Report:

Name	Age	Position	Class
Eliyahu Zamir	56	Chief Executive Officer	N/A
Ronen Zalayet	57	Chief Financial Officer	N/A
Naor Bergman	35	Chief Operating Officer	N/A
Oz Adler(1)	39	Chairman of the Board of Directors	Class III(5)
Liron Carmel	41	Director	Class II(6)
Tali Dinar(1)(2)(3)(4)	55	Director	Class I(7)
Moshe Revach (1)	49	Director	Class I(7)
Amitay Weiss(1)	63	Director	Class I(7)
Tomer Etzyoni(1)(2)(3)(4)	45	Director	Class II (6)
Israel Berenstein(1)(2)(3)(4)	54	Director	Class III(5)

(1)	Independent Director (as defined under the Nasdaq listing rules)

(2)	Member of the Audit Committee

(3)	Member of the Compensation Committee

(4)	Member of the Nominating and Governance Committee

(5)	Class I directors shall hold office until the annual general meeting to be held in 2026 and until their successors shall have been elected and qualified.

(6)	Class II directors shall hold office until the annual general meeting to be held in 2027 and until their successor shall have been elected and qualified.

(7)	Class III directors shall hold office until the annual general meeting to be held in 2028 and until their successors shall have been elected and qualified.

Eliyahu Zamir, Chief Executive Officer

Mr. Zamir has served as our Chief Executive Officer since August 1, 2025. Mr. Zamir has over two decades of experience in corporate finance, public markets, M&A, and strategic growth, having held key executive and board positions in both public and private companies across multiple sectors. Mr. Zamir has served as a director at several publicly listed companies, including as an independent director of NewMed Energy – L.P. (TASE: NWMD) since 2024, and as external director and a member of the audit committee of the board of directors and the compensation committee of the board of directors of Formula Systems Ltd (Nasdaq: FORTY, TASE: FORTY). He has also led financial and strategic initiatives in the renewable energy sector in Europe, further demonstrating his ability to scale companies in emerging and high-growth markets. Mr. Zamir

Ronen Zalayet, Chief Financial Officer

Mr. Zalayet has served as our Chief Financial Officer since October 2022, and as a Chief Financial Officer of Fort Technology Inc. since July 2025. Mr. Zalayet has over 20 years of experience working in financial leadership positions in private and public companies, including in growing fintech and technology companies. Mr. Zalayet has served as the chief executive officer and director of Shemen Oil and Gas Resources Ltd, an Israeli company listed on the Tel Aviv Stock Exchange (TASE: SOG) that explores oil and natural gas from July 2021 until December 2023. From November 2019 to June 2021, Mr. Zalayet served as the chief financial officer of Colugo Systems Ltd., a company operating in the transportation field, and from 2016 to 2020, he served as a consultant, director and head of the Israeli office of Access Capital Markets Limited, a finance boutique company headquartered in the United Kingdom. Mr. Zalayet holds a B.A. in Economics and Accounting and an MBA from Tel Aviv University, Israel, and is a certified public accountant in Israel.

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

Liron Carmel, Director

Mr. Carmel has served as one of our directors since September 2021. Mr. Carmel has served as chief executive officer of Xylo Technologies Ltd. (Nasdaq: XYLO) since April 2019 and until September 2025. Mr. Carmel has vast experience in business and leadership across multiple industries, including bio pharma, internet technology, oil and gas exploration and production, real estate and financial services. Since June 2018 Mr. Carmel has served as chairman of the Israel Tennis Table Association. Since September 2022 until December 2025, Mr. Carmel has served as a member of the board of directors of Viewbix Inc. (Nasdaq: VBIX). From January 2017 to May 2018, Mr. Carmel served as the chief executive officer and director of CannaPowder (PINK: CAPD), a bio-pharma company dedicated to developing and applying innovative technology in the cannabinoid field. From January 2018 to April 2019, Mr. Carmel served as a director of Chiron Refineries Ltd. (TASE: CHR), a company engaged in consulting and initiation of transactions in the refineries field, and since June 2021 as a member of the board of directors of Gix Internet Ltd. (TASE: GIX) which operates in the field of software development, marketing and distribution to internet users. Mr. Carmel served as a director of Polyrizon Ltd. (Nasdaq: PLRZ) from July 2020 until September 2024, and serves as a director of Polyrizon Ltd. since January 2025. He served as the Chairman of the Board of Directors of Eventer Technologies Ltd. from October 2020 until September 2025 and serves as its chief executive officer since October 2025. Since September 2025, Mr. Carmel serves as a director of Charging Robotics Inc (OTC: CHEV). From May 2016 to 2018, he served as vice president, business development at Yaad Givatayim Development, a municipal corporation dedicated to initiate, develop and establish projects of public importance. From 2013 to 2015, Mr. Carmel served as an investment manager and as a research and strategy analyst at Excellence Nessuah Investment House, a wealth management firm. We believe that Mr. Carmel is qualified to serve as a member of our board of directors because of his diverse business, management and leadership experience.

Tali Dinar, Director

Mrs. Dinar has served as one of our directors since September 2021. Mrs. Dinar is a senior executive with a two-decade track record in public and private companies in a global environment. Mrs. Dinar has served as chief financial officer of Xylo Technologies Ltd. (Nasdaq: XYLO) since June 2021 and until September 2025. Mrs. Dinar also currently serves as a member of the board of directors of ParaZero Ltd. beginning February 13, 2022, as a director of Charging Robotics Ltd. since November 2021, and as a director of Charging Robotics Inc since April 4, 2023. Mrs. Dinar served as Chief Financial Officer of Novomic Ltd., a private company between January 2019 and January 2023. She has also served as a member of the board of directors of Micronet Ltd. (TASE: MCRNT) between July 2016 and February 2023. In addition, she has also served as a director of Canzon Israel Ltd. (TASE: CNZN) since August 2020 until March 2022. Between 2019 and 2020, Mrs. Dinar served as the Chief Financial Officer of TechCare Corp. (currently Citrine Global Corp.) (OTCQB: CTGL). Between 2009 and 2019, Mrs. Dinar worked at the MICT group and served in various positions, including as Chief Financial Officer of MICT Inc. (Nasdaq: MICT) and as Chief Financial Officer of MICT Telematics Ltd. Mrs. Dinar holds a B.A. in Accounting and Business Administration from The College of Management, Israel. We believe that Mrs. Dinar is qualified to serve as a member of our board of directors because of her diverse business, management and proven leadership skills in managing global finance, holding and industrial organizations.

Moshe Revach, Director

Mr. Revach has served as one of our directors since September 2021. Mr. Revach serves as member of the city council of Ramat Gan, Israel, and member of the finance committee of the city council of Ramat Gan, Israel, and previously served in various other municipality positions since 2008. Mr. Revach currently serves as a member of the board of directors of ParaZero Technologies Ltd (Nasdaq: PRZO) since 2022, a board member of SciSparc Ltd. (Nasdaq: SPRC) since January 2022 and a board member of Plantify Foods, Inc. since 2023. Mr. Revach previously served as a member of the board of directors of the RPG Economic Society and Jewish Experience Company on behalf of the Jewish Agency, , L.L.N IT solutions, a wholly-owned subsidiary of the Jewish Agency for Israel, and as a board member of Biomedico Hadarim Ltd. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and a B.A. in management and economics from the University of Derby. We believe that Mr. Revach is qualified to serve as a member of our board of directors because of his diverse management and leadership experience.

Amitay Weiss, Director

Mr. Weiss has served as one of our directors since August 2022. Mr. Weiss has vast experience serving on board of directors and in senior executive positions across multiple public and private companies. He currently serves as president of SciSparc Ltd. (Nasdaq: SPRC) since October 2025, and as chairman of the board of directors of several other Nasdaq-listed companies, including Clearmind Medicine Inc. (CSE: CMND), N2OFF Inc. (Nasdaq: NITO), Maris-Tech Ltd. (Nasdaq: MTEK), and ParaZero Technologies Ltd. (Nasdaq: PRZO). Mr. Weiss also previously served as chairman of the board of directors of AutoMax Motors Ltd. (TASE: AMX.TA), until October 16, 2025. He also serves as a director of Epsilon (previously Upsellon Brands Holdings Ltd.) (TASE: UPSL) since June 2019, including as chairman of its board from January 2021 to May 2022 and as a director of Vivos Therapeutics, Inc. (Nasdaq: VVOS) since October 2022. Mr. Weiss has also served as chairman of the board of Fuel Doctor, traded on the OTC market in the United States, since January 2022, and as an external director of Reisdor Entrepreneurship Ltd. (TASE) since September 2025. Mr. Weiss previously served as chief executive officer of SciSparc Ltd. (Nasdaq: SPRC) from August 2020 to January 2022 and as chairman of its board of directors from January 2022, as an external director of Cofix Group Ltd. (TASE: CFCS) from August 2015 to August 2024, and as chairman of the board of Value Capital One Ltd. (TASE: VALU) from April 2016 to February 2021. Prior to his board career, he served as Vice President of Marketing and Business Development at Poaley Agudat Israel (PAGI) Bank, part of the First International Bank of Israel Group, from 2008 to 2015, and held various branch management roles at Mizrahi Bank from 1989 to 2001. In April 2016, Mr. Weiss founded Amitai Weis Management Ltd., an economic consulting company, and serves as its chief executive officer. Mr. Weiss holds a B.A. in Economics and Business Administration from The College for Israel, an M.B.A. in Business Administration from Ono Academic College, Israel, and an LL.B. from Ono Academic College, Israel. We believe that Mr. Weiss is qualified to serve as a member of our board of directors because of his diverse business, management and leadership experience.

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

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. dollars, for the year ended December 31, 2025. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.45= U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and senior management as a group, consisting of 11 persons for the year ended December 31, 2025(1)	$1,218	$34	$95

(1)	Includes Viki Hakmon who resigned from his position as a director on July 21, 2025, and from his position as chief executive officer on July 31, 2025.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. In accordance with the Israeli Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2025, in thousands of U.S. dollars.

Executive Officer	Salary and Related Benefits(1)	Bonus Payments, Benefits and Perquisites	Share-Based Compensation(2)	Total
Oz Adler (Chairman of the Board of Directors) (3)	$181	$127	$15	$323

Ronen Zalayet (Chief Financial Officer) (4)	$190	$99	$24	$313

Viki Hakmon (Former Chief Executive Officer)	186	93	__	$279

Naor Bergman (Chief Operating Officer)	$190	$34	$10	$234

Each of the non-executive members of our board of directors is the 5th most highly paid office holder. For further information, see Item 6B above.

(1)	Represents the directors’ and senior management’s gross salary plus payment of mandatory social benefits made by the Company and/or any of the Company’s consolidated subsidiaries on behalf of such persons. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)	Share-based compensation includes the cost of our non-cash share-based compensation in 2025.

(3)	Includes compensation received from Fort Technology, in his capacity as the chairman of the board of directors of Fort Technology.

(4)	Includes compensation received from Fort Technology, in his capacity as the chief financial officer of Fort Technology.

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

2024 Share Incentive Plan

The 2024 Plan was adopted by our board of directors on May 15, 2024. The 2024 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of our business. As of the date of this Annual Report, 23,796 Ordinary Shares were reserved and available for issuance under the 2024 Plan.

Shares Available for Grants. The maximum number ordinary shares available for issuance under the 2024 Plan was initially equal to 510 Ordinary Shares, which, following amendments on September 10, 2025 and January 1, 2026, was increased to 65,429 Ordinary Shares, provided that no more than 510 Ordinary Shares may be issued upon the exercise of Incentive Stock Options. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2024 Plan or the 2022 Plan may again be available for issuance under the 2024 Plan, unless determined otherwise by the Board. Our board of directors may also reduce or increase the number of ordinary shares reserved and available for issuance under the 2024 Plan in its discretion.

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

C. Board Practices

Introduction

Our board of directors presently consists of seven members. We believe that Oz Adler, Amitay Weiss, Tomer Etzyoni, Israel Berenstein, Moshe Revach and Tali Dinar are “independent” for purposes of the Nasdaq listing rules and SEC rules and regulations. Our amended and restated articles of association provide that the number of board of directors’ members shall be no less than three and not more than twelve (including external directors, if any). Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except for external directors, if any, will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed by the holders of at least 70% of the total voting power of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association. Our amended and restated articles of association provide that the directors are classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, and designated as Class I, Class II and Class III. The Class I directors shall hold office until the annual general meeting to be held in 2026 and until their successors shall have been elected and qualified. The Class II director shall hold office until the annual general meeting to be held in 2027 and until their successor shall have been elected and qualified. The Class III directors shall hold office until the annual general meeting to be held in 2028 and until their successors shall have been elected and qualified. The Board may assign members of the Board already in office to such classes at the time such classification becomes effective. If the number of directors is changed, any newly created directors or decrease in directors must be apportioned by the board among the classes to make them equal in number.

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

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies” are required to appoint at least two external directors who meet the qualification requirements under the Companies Law. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, after determining that we no longer have a controlling shareholder, on May 15, 2024, our Board of Directors elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our board of directors. The transition rules set forth under the regulations promulgated under the Companies Law provide that Mr. Israel Berenstein and Mr. Tomer Etzyoni, our former external directors, have the right to remain in office as our directors at their option after the “opt out’ is adopted until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders after the adoption of the exemption, which in the case of both is was until the date of our annual meeting of shareholders held in 2025. Accordingly, the Board of Directors resolved to reappoint each of Mr. Tomer Etzyoni and Mr. Israel Berenstein to serve as a Class II and Class III director, respectively.

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

Audit Committee

Our audit committee is composed of Tali Dinar, Israel Berenstein and Tomer Etzyoni. Israel Berenstein is the chairman of the audit committee.

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

As noted above, the members of our audit committee include Israel Berenstein, Tomer Etzyoni and Tali Dinar, each of whom is “independent,” as such term is defined in under Nasdaq listing rules and Rule 10A-3 under the Exchange Act. All members of our audit committee meet the requirements for financial literacy under the Nasdaq listing rules. Our board of directors has determined that Tali Dinar is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq listing rules.

Compensation Committee

Our compensation committee is composed of Tali Dinar, Tomer Etzyoni and Israel Berenstein. Israel Berenstein is the chairman of the compensation committee.

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

On July 17, 2024, our shareholders approved our new Compensation Policy, which unless amended and restated prior, shall remain in effect until July 16, 2027. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

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

The performance measurable objectives of our Chief Executive Officer will be determined annually by our compensation committee (and, if required by law, by our board of directors). A less significant portion of the Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the Chief Executive Officer’s respective overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

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

Nominating and Governance Committee

Our nominating and governance committee is comprised of Tali Dinar, Israel Berenstein and Tomer Etzyoni. Israel Berenstein is the chairman of the nominating and governance committee.

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

Our amended and restated articles of association provide that we may incuse an office holder against the abovementioned liabilities. Accordingly, we maintain directors’ and officers’ liability insurance, providing total coverage of $5 million for the benefit of all of our directors and officers, in respect of which we expect to pay a seventeen-month premium of $306 thousand, which expires in July 22, 2026.

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

D. Employees

As of the date of this Annual Report, we had 33 full-time employees and 5 part-time employee. None of our employees are members of a union or subject to the terms of a collective bargaining agreement.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 27, 2026, by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable pursuant to outstanding options or warrants to purchase Ordinary Shares that are exercisable, or securities that are convertible into Ordinary Shares, within 60 days after March 27, 2026, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 809,169 Ordinary Shares outstanding on March 27, 2026.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our company at a subsequent date. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is c/o Nexera Technologies Ltd, 7 Mezada Street, Bnei Brak, Israel 5126112.

	No. of Shares Beneficially Owned	Percentage Owned
Holders of 5% or more of our voting securities:
-
Directors and executive officers who are not 5% holders:
Eliyahu Zamir(1)	1,494	*
Liron Carmel(2)	187	*
Tali Dinar(3)	187	*
Moshe Revach(4)	2,330	*
Ronen Zalayet(5)	935	*
Naor Bergman(6)	935	*
Oz Adler(7)	1,125	*
Amitay Wiess(8)	187	*
Tomer Etzyoni(9)	187	*
Israel Berenstein(10)	187	*
All directors and executive officers as a group (10 persons)		*

*	Indicates less than 1%.

(1)	Includes (i) 482 vested RSUs and (ii) 1,012 RSUs vesting within 60 days of March 27, 2026.

(2)	Includes (i) 60 vested RSUs and (ii) 127 RSUs vesting within 60 days of March 27, 2026.

(3)	Includes (i) 60 vested RSUs and (ii) 127 RSUs vesting within 60 days of March 27, 2026.

(4)	Includes (i) 2,203 vested RSUs and (ii) 127 RSUs vesting within 60 days of March 27, 2026.

(5)	Includes (i) 302 vested RSUs and (ii) 633 RSUs vesting within 60 days of March 27, 2026.

(6)	Includes (i) 302 vested RSUs and (ii) 633 RSUs vesting within 60 days of March 27, 2026.

(7)	Includes: (i) 2 ordinary shares; (ii) 362 vested RSUs; (iii) 759 RSUs vesting withing 60 days of March 27, 2026 and (iv) warrants to purchase up to 2 Ordinary Shares exercisable within 60 days of March 27, 2026 at an exercise price of $43,749.2 per Ordinary Share.

(8)	Includes (i) 60 vested RSUs and (ii) 127 RSUs vesting within 60 days of March 27, 2026.

(9)	Includes (i) 60 vested RSUs and (ii) 127 RSUs vesting within 60 days of March 27, 2026.

(10)	Includes (i) 60 vested RSUs and (ii) 127 RSUs vesting within 60 days of March 27, 2026.

Significant Changes in Percentage Ownership by Major Shareholders

Invest Pro Shukai Hon Ltd., L.I.A. Pure Capital Ltd. and Capitalink Ltd. have each previously filed a Schedule 13G to the SEC on February 11, 2026, January 28, 2026, and January 28, 2026, reporting beneficial ownership of 9.99% each. To our knowledge, due to, among other reasons, recent share issuances in the Company, their holdings have been diluted and they each no longer have beneficial ownership of 5% or more of our Ordinary Shares. Each of Jeffrey J. Conroy, XYLO Technologies Ltd, Viki Hakmon were previously major shareholders of the Company during the past three years, however their holdings have been diluted and/or disposed and as a result they each are no longer major shareholders of the Company.

To our knowledge, other than these changes and as disclosed in the table above and in this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Record Holders

As of March 27, 2026, there were 43 registered shareholders of our Ordinary Shares. This number is not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in our control at a subsequent date.

B. Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2023, with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

Employment and Service Agreements

We have entered into written employment and service agreements with each of our executive officers. All of these agreements contain customary provisions regarding confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers’ insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer. In addition, KeepZone entered into a consulting agreement with Moshe Revach, our director.

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

Also pursuant to the Wellution Agreement, in connection with the closing of the Wellution Transaction, we issued Ordinary Shares to SciSparc and on March 29, 2023, SciSparc issued ordinary shares to us in a mutual share exchange, or, collectively, the Exchange Shares, representing approximately 2.97% and 4.99%, respectively, of the Company’s and SciSparc’s issued and outstanding ordinary shares as of the closing of the Wellution Transaction. The number of Exchange Shares acquired by each company was calculated by dividing $288,238, which was adjusted from $300,000, pursuant to the 4.99% ownership limitation included in the Wellution Agreement, by the average closing price of the relevant company’s shares on the Nasdaq Capital Market for the 30 consecutive trading days ending on the third trading day immediately prior to the closing date.

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

Fort Purchase Agreement

On February 6, 2025, we entered into the Fort Purchase Agreement with Fort Technology, pursuant to which we completed the Fort Transaction. Mr. Moshe Revach and Mr. Oz Adler, our directors, are shareholders of Fort Technology, and Mr. Oz Adler is the chairman of the board of directors of Fort Technology, and Mr. Ronen Zalayet, our Chief Financial Officer, is the Chief Financial Officer of Fort Technology. See “Recent Developments – Fort Purchase Agreement” above for further information.

On February 5, 2026, we entered into a loan agreement with Fort Technology, pursuant to which we may provide loans, in the amount up to $450,000, to Fort Technology from time to time. The principal amount under the loan agreement accrues interest at a rate of 14% per annum and the outstanding amount is to be repaid by December 31, 2026.

January 2026 Registered Direct Offering

On January 21, 2026, we entered into a securities purchase agreement with certain institutional investors, pursuant to which we sold, at the closing on January 22, 2026, an aggregate of 714,286 Ordinary Shares at a purchase price of CAD 1.30 (approximately US$0.95) per share in a registered direct offering, for aggregate gross proceeds of approximately $2,404,275 before deducting offering expenses, and Eliyahu Zamir, our Chief Executive Officer, is a member of the board of directors of one of the investors.

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

The Companies Law imposes certain restrictions on our ability to declare and pay dividends. See “Divided and Liquidation Rights” in Exhibit 2.13 to this Annual Report for additional information.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10. E. Taxation” for additional information.

B. Significant Changes

No significant change, other than as otherwise described in this Annual Report, has occurred in our operations since the date of our consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING.

A. Offer and Listing Details

Our Ordinary Shares and Public Warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “JFBR” and “JFBRW”, respectively, on August 26, 2022. Effective as of March 31, 2026, the symbol for our Ordinary Shares and Public Warrants was changed to “NEXR” and “NEXRW”, respectively.

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.13 to this Annual Report and is incorporated by reference into this Annual Report.

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

If not exempt, a non-Israeli resident shareholder would generally be subject to tax on capital gain at the ordinary corporate tax rate as specified in section 126 of the Tax Ordinance (23% in 2025), if generated by a company, or at a marginal tax rate according to section 121 of the Tax Ordinance but up to a rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation as specified in section 126 of the Tax Ordinance (23% in 2025) and a marginal tax rate (up to 47% for an individual in 2025) as specified in section 121 of the Tax Ordinance (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply.

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders. An Israeli resident will generally be subject to a capital gains tax as an individual on any real capital gain at the rate of 25%. However, where an individual shareholder claims a deduction for interest expenditures or he is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income,” as defined in section 2(1) of the Ordinance, are taxed at the marginal tax rates applicable to business income (up to 47% in 2025 excluding, excess tax, if applicable, as described below).

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 for 2025 (which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027) , including, but not limited to, dividends, interest and capital gain. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2025, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our securities.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and until March 18, 2026, our officers and directors were exempt, and our principal shareholders continue to be exempt, from the reporting provisions contained in Section 16 of the Exchange Act. Further, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited half-yearly financial information.

We maintain a corporate website www.nexera-tech.io. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this Annual Report. We have included these website addresses in this Annual Report solely as inactive textual references.

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

Global inflation has risen in 2025. To date, we have not been subject to inflationary pressures. However, to mitigate any identified potential inflationary pressures, the Company purchased more inventory at the beginning of the year in order to avoid price increases that may be caused by the increase in inflation or shipping costs. We cannot assure you that we will not be adversely affected in the future.

The annual rate of inflation in Israel was 2.6% in 2025 and 3.2% in 2024. The NIS appreciated against the U.S. dollar by approximately 12.5% in 2025 and depreciated by approximately 0.55% in 2024. The NIS against the GBP appreciated by approximately 6.22% in 2025 and by approximately 1.0% in 2024.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

The information called for by this Item is set forth in Exhibit 2.13 to this Annual Report and is incorporated by reference into this Annual Report.

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

General guidance from the SEC staff provides that if a registrant consummates a material purchase business combination during its fiscal year and it is not possible to conduct an assessment of the acquired business’s internal control over financial reporting in the period between the consummation date and the date of management’s assessment, management may exclude the acquired business from management’s report on internal control over financial reporting.

In March 2025, the Company completed the acquisition of Pure Logistics.  Pure Logistics represents 14.6% of the total assets and 14.3% of the total revenues of the company. Due to the timing of the acquisition and the scope of the integration activities required to incorporate the acquired entity’s operations into the Company’s internal control framework, management has excluded several transaction level processes and controls at Pure Logistics which represents 2% of total consolidated assets and 14.3% of total consolidated revenues from its assessment of the effectiveness of internal control over financial reporting as of December 31, 2025. Management is in the process of integrating the acquired entity into the Company’s internal control structure and procedures and expects to include the internal control over financial reporting of Pure Logistics in the scope of its assessment for the fiscal year ending December 31, 2026.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the company’s registered public accounting firm due to an exemption for emerging growth companies under the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

Other than the changes to our internal control over financial reporting resulting from the acquisition of a material business, Pure Logistics, in March 2025, there were no changes in our internal control over financial reporting during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Tali Dinar is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq listing rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Stock Market Listing Rules.

ITEM 16B. CODE OF ETHICS

Code of Business Conduct and Ethics

We have adopted a written Code of Business and Ethics that applies to our officers and employees, including the Chief Executive Officer, President, Chief Financial Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Controller and persons performing similar functions, as well as our directors. Our Code of Business Ethics is posted on our website at www.nexera-tech.io. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Business Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. Any waiver of this Code for any Covered Person may be made only by the Board or the Audit Committee and will be promptly disclosed to stockholders and others, as required by applicable law. The Company must disclose changes to and waivers of the Code in accordance with applicable law. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pre-Approval of Auditors’ Compensation

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, or Brightman, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2025 and 2024.

The following table provides information regarding fees paid by us and our subsidiaries, to Brightman, including audit services, for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
	2025	2024
Audit fees (1)	$428	$210
Tax fees (2)	5	3
Total	$433	$213

(1)	Includes professional services rendered in connection with the audit of our and our subsidiaries’ annual financial statements, review of our interim financial statements ,consents and comfort letters to underwriters.

(2)	Includes Israeli tax compliance for the year ended December 31, 2025 and 2024.

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

Cybersecurity threats have not materially affected, and are not reasonably likely to affect, the Company, including its business strategy, results of operations or financial condition. The Company is not aware of any material security breach to date. Accordingly, the Company has not incurred any expenses over the last two years relating to information security breaches. The occurrence of cyber-incidents, or a deficiency in our cybersecurity or in those of any of our third-party service providers could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information and systems, or damage to our business relationships or reputation, all of which could negatively impact our business and results of operations. There can be no assurance that the Company’s third-party vendors’ and service providers’ cybersecurity risk management processes, including their policies, controls or procedures, will be fully implemented, complied with or effective in protecting the Company’s systems and information.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

The following documents are filed as part of this Annual Report.

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Nexera Technologies Ltd.

2.1	Form of Warrant (filed as Exhibit 4.2 to Form F-1 (File No. 333-262835) filed on May 5, 2022, and incorporated herein by reference).

2.2	Form of Underwriter’s Warrant (filed as Exhibit 4.5 to Form F-1 (File No. 333-262835) filed on May 5, 2022, and incorporated herein by reference).

2.3	Form of Additional Warrant (filed as Exhibit 4.6 to Form F-1 (File No. 333-262835) filed on August 16, 2022, and incorporated herein by reference).

2.4	Form of Investor Warrant (filed as Exhibit 4.5 to Post Effective Amendment to Form F-1 (File No. 333-262835) filed on November 28, 2022, and incorporated herein by reference).

2.5	Form of Series A Warrant, (filed as Exhibit 4.1 to Form 6-K (File No. 001-41482) filed on January 29, 2024, and incorporated herein by reference).

2.6	Form of Series B Warrant, (filed as Exhibit 4.2 to Form 6-K (File No. 001-41482) filed on January 29, 2024, and incorporated herein by reference).

2.7	Amended and Restated Warrant to Purchase Ordinary Shares of Jeffs Brands Ltd (filed as Exhibit 4.1 to Form 6-K (File No. 001-41482) filed on September 9, 2025, and incorporated herein by reference).

2.8	Form of Pre-Funded Warrant to Purchase Ordinary Shares of Jeffs’ Brands Ltd (filed as Exhibit 4.1 to Form 6-K (File No. 001-41482) filed on May 29, 2025 and incorporated herein by reference).

2.9	Form of Convertible Promissory Note (filed as Exhibit 4.1 to Form 6-K (File No. 001-41482) filed on June 26, 2025, and incorporated herein by reference).

2.10	Convertible Promissory Note (filed as Exhibit 4.1 to Form 6-K (File No. 001-41482) filed on December 16, 2025, and incorporated herein by reference).

2.11	Third Convertible Promissory Note (filed as Exhibit 4.1 to Form 6-K (File No. 001-41482) filed on February 19, 2026, and incorporated herein by reference).

2.12	Warrant to Purchase Ordinary Shares of Jeffs’ Brands Ltd (filed as Exhibit 4.2 to Form 6-K (File No. 001-41482) filed on February 19, 2026 and incorporated herein by reference).

2.13*	Description of Securities.

4.1+	Form of Indemnification Agreement (filed as Exhibit 10.1 to Post Effective Amendment to Form F-1 (File No. 333-262835) filed on November 28, 2022, and incorporated herein by reference).

4.2	Form of Warrant Agent Agreement (filed as Exhibit 4.1 to Form F-1 (File No. 333-262835) filed on May 5, 2022, and incorporated herein by reference).

4.3+	Jeffs’ Brands Ltd 2022 Incentive Option Plan (filed as Exhibit 10.21 to Form F-1 (File No. 333-262835) filed on May 5, 2022, and incorporated herein by reference).

4.4+	Jeffs’ Brands Ltd 2024 Share Incentive Plan (filed as Exhibit 99.1 to Form S-8 (File No. 333-280459 filed on June 25, 2024, and incorporated herein by reference).

4.5+	Services Agreement, dated October 24, 2022, as amended on September 5, 2024 by and between Jeffs’ Brands Ltd and D.S. Blue White Assets (2006) Ltd (filed as Exhibit 4.7 to Form 20-F (File No. 001-41482) filed on March 31, 2025 and incorporated herein by reference).

4.6+	Second Amendment to Services Agreement, dated January 1, 2026 by and between Jeffs’ Brands Ltd and D.S. Blue White Assets (2006) Ltd

4.7	Warehouse Services Agreement, dated October 31, 2022, between Pure NJ Logistics LLC and Smart Repair Pro. (filed as Exhibit 10.24 to Post Effective Amendment to Form F-1 (File No. 333-262835) filed on November 28, 2022, and incorporated herein by reference).

4.8+	Compensation Policy for Executive Officers and Directors (filed as Exhibit 99.1 to Form 6-K (File No. 001-41482) filed on June 11, 2024, and incorporated herein by reference).

4.9+	Consulting Agreement, dated March 22, 2023, as amended on November 1, 2023, by and between Jeffs’ Brands Ltd and SciSparc Nutraceuticals Inc. (filed as Exhibit 10.3 to Form 6-K (File No. 001-41482) filed on March 31, 2023, and incorporated herein by reference).

4.10	Form of Securities Purchase Agreement, (filed as Exhibit 10.1 to Form 6-K (File No. 001-41482) filed on January 29, 2024, and incorporated herein by reference).

4.11	Form of Registration Rights Agreement (filed as Exhibit 10.2 to Form 6-K (File No. 001-41482) filed on January 29, 2024, and incorporated herein by reference)

4.12&	Share Purchase Agreement, dated February 6, 2025, by and between Jeffs’ Brands Ltd, Fort Products Limited and Impact Acquisitions Corp. (filed as Exhibit 4.14 to Form 20-F (File No. 001-41482) filed on March 31, 2025 and incorporated herein by reference).

4.13#	Purchase Agreement by and among Jeffs’ Brands Ltd, Smart Repair Pro and the Sellers listed therein, dated March 10, 2025 (filed as Exhibit 10.1 to Form 6-K (File No. 001-41482) filed on March 11, 2025 and incorporated herein by reference).

4.14	Form of Securities Purchase Agreement, (filed as Exhibit 10.1 to Form 6-K (File No. 001-41482) filed on May 29, 2025, and incorporated herein by reference).

4.15	Securities Purchase Agreement, dated June 26, 2025, by and between Jeffs’ Brands Ltd and L.I.A Pure Capital Ltd., (filed as Exhibit 10.1 to Form 6-K (File No. 001-41482) filed on June 26, 2025, and incorporated herein by reference).

4.16	Strategic Advisory Agreement, dated June 26, 2025, by and between Jeffs’ Brands Ltd and Aegis Capital Corp (filed as Exhibit 10.2 to Form 6-K (File No. 001-41482) filed on June 26, 2025, and incorporated herein by reference).

4.17+	Services Agreement, dated July 21, 2025, by and between Jeffs’ Brands Ltd and Eliyahu Zamir (filed as Exhibit 10.19 to Form F-1/A (File No. 333-288355) filed on July 24, 2025, and incorporated herein by reference).

4.18	Form of Securities Purchase Agreement, (filed as Exhibit 10.1 to Form 6-K (File No. 001-41482) filed on January 21, 2026, and incorporated herein by reference).

4.19	Addendum No. 1 to Securities Purchase Agreement, dated February 18, 2026, by and between the Company and L.I.A. Pure Capital Ltd (filed as Exhibit 10.1 to Form 6-K (File No. 001-41482) filed on February 19, 2026, and incorporated herein by reference)

4.20+*	Consulting Agreement, dated January 26, 2026, by and between KeepZone AI Inc and Moshe Revach.

8.1*	List of Subsidiaries.

11.1*	Amended and Restated Insider Trading Policy

12.1*	Certification of the Principal Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1%	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.

13.2%	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350.

15.1*	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm.

97	Clawback Policy for Recovery of Erroneously Awarded Compensation (filed as Exhibit 97 to our Annual Report on Form 20-F (File No. 001-41482) filed on April 1, 2024 and incorporated herein by reference).

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Report of Independent Registered Public Accounting Firm; (ii) Consolidated Balance Sheets; (iii) Consolidated Statements of Operations; (iv) Consolidated Statements of Changes in Convertible Preferred Shares and Shareholders’ Equity (Deficit); (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
%	Furnished herewith.
+	Compensatory arrangement.
&	Certain information from these exhibits has been redacted since disclosure of such information would constitute a clearly unwarranted invasion of personal privacy.
#	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

Nexera Technologies Ltd

Date: April 1, 2026	By:	/s/ Eliyahu Zamir
Eliyahu Zamir
Chief Executive Officer

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)CONSOLIDATED FINANCIAL STATEMENTS

as of december 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nexera Technologies Ltd (formerly Jeffs’ Brands Ltd)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nexera Technologies Ltd (formerly Jeffs’ Brands Ltd) and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

April 1, 2026

We have served as the Company’s auditor since 2021.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

		December 31
	Note	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		1,636	2,564
Restricted deposit		22	17
Trade receivables		691	420
Other receivables	4	572	491
Inventory	5	4,669	4,052
Total current assets		7,590	7,544

NON-CURRENT ASSETS:
Property and equipment, net		328	184
Equity method investment	9	515	754
Convertible loan receivable	8	2,990	-
Investment at fair value		-	5
Intangible assets, net	6	6,191	4,945
Goodwill	6	951	-
Other receivables	4	385	-
Deferred taxes	16	134	-
Operating lease right-of-use assets	7	3,126	292
Total non-current assets		14,620	6,180
TOTAL ASSETS		22,210	13,724

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables		634	458
Other payables	10	2,460	1,168
Convertible promissory note	11(e)	329	-
Operating lease liabilities	7	750	89
Total current liabilities		4,173	1,715

NON-CURRENT LIABILITIES:
Derivative liabilities	11(c)	1,259	6,220
Convertible promissory note	11(e)	350	-
Convertible debenture	12	1,688	-
Non-current operating lease liabilities	7	2,284	199
Deferred taxes	16	-	33
Total non-current liabilities		5,581	6,452
TOTAL LIABILITIES		9,754	8,167

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value per share – Authorized: 1,500,000,000 and 90,000,000 shares as of December 31, 2025 and December 31, 2024, respectively; Issued and outstanding: 250,727 and 7,209 shares as of December 31, 2025 and December 31, 2024(*), respectively.	13	-	-
Additional paid-in-capital		31,529	21,637
Accumulated deficit		(19,757)	(16,080)
Transactions with noncontrolling interests		(319)	-
Total Nexera shareholders’ equity		11,453	5,557
Noncontrolling interest		1,003	-
TOTAL SHAREHOLDERS’ EQUITY		12,456	5,557
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		22,210	13,724

(*)	Share data in these consolidated financial statements have been retroactively adjusted to reflect the reverse share splits effected in November 2024, June 2025 and February 2026. See Note 1(d).

The accompanying notes are an integral part of the consolidated financial statements

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

		Year ended December 31
		2025	2024	2023
Revenues
Product		14,412	13,688	10,008
Service		2,418	-	-
Total revenues		16,830	13,688	10,008

Cost of revenues
Product		12,955	12,119	9,032
Service		2,099	-	-
Total cost of revenues		15,054	12,119	9,032

Gross profit		1,776	1,569	976

Operating expenses:

Sales and marketing		1,757	1,302	833
General and administrative		7,411	5,405	4,262
Equity losses	9	239	1,186	1,249
Other expenses (income)		210	(120)	(279)
Operating loss		(7,841)	(6,204)	(5,089)

Financial expenses (income), net	15	(3,058)	1,290	(523)

Loss before taxes		(4,783)	(7,494)	(4,566)

Tax expense (benefit)	16	(736)	310	32

Net loss		(4,047)	(7,804)	(4,598)

Net loss attributable to noncontrolling interests		(370)	-	-

Net loss attributable to Nexera Technologies Ltd shareholders		(3,677)	(7,804)	(4,598)

Basic and diluted net loss per ordinary share attributable to Nexera Technologies Ltd (*)	17	(81.07)	(2,835.12)	(12,010.49)

Weighted-average ordinary shares used in computing net loss per share, basic and diluted (*)	17	45,357	2,753	383

(*)	Share and per share data in these consolidated financial statements have been retroactively adjusted to reflect the reverse share splits effected in November 2024, June 2025 and February 2026. See Note 1(d).

The accompanying notes are an integral part of the consolidated financial statements

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except per share data)

	Ordinary Share		Additional paid-in-	Accumulated	Transactions with noncontrolling	Total Nexera shareholders’	Noncontrolling
	Number (*)	Amount	capital	deficit	interests	equity	interest	Total

BALANCE AT DECEMBER 31, 2022	382	-	16,499	(3,678)	-	12,821	-	12,821

Loss for the year	-	-	-	(4,598)	-	(4,598)	-	(4,598)
Issuance of ordinary shares to SciSparc Ltd.	11	-	288	-	-	288	-	288

BALANCE AT DECEMBER 31, 2023	393	-	16,787	(8,276)	-	8,511	-	8,511

Loss for the year				(7,804)	-	(7,804)	-	(7,804)
Issuance of ordinary shares and pre-funded warrants, net	609	-	2,557	-	-	2,557	-	2,557
Exercise of pre-funded warrants	2,739	-	-	-	-	-	-	-
Exercise of Series A Warrants	3,468	-	2,293	-	-	2,293	-	2,293

BALANCE AT DECEMBER 31, 2024	7,209	-	21,637	(16,080)	-	5,557	-	5,557

Loss for the year	-	-		(3,677)	-	(3,677)	(370)	(4,047)
Issuance of ordinary shares and pre-funded warrants, net	2,784	-	541	-	-	541	-	541
Exercise of pre-funded warrants	5,362	-	-	-	-		-	-
Exercise of Series A Warrants	3,850	-	1,007	-	-	1,007	-	1,007
Conversions of convertible promissory note	227,348	-	7,517	-	-	7,517	-	7,517
Reclassification of warrants from liability to equity	-	-	232	-		232	-	232
Effect of reverse recapitalization (Note 3(b))	-	-	-		203	203	506	709
Fort’s loan conversion (Note 3(b))	-	-	-	-	(530)	(530)	530	-
Exercise of options in subsidiary	-	-	-	-	8	8	3	11
Share-based payment in connection with issuance costs of convertible debentures	-	-	-	-	-	-	242	242
Share-based compensation	4,174	-	595	-	-	595	92	687

BALANCE AT DECEMBER 31, 2025	250,727	-	31,529	(19,757)	(319)	11,453	1,003	12,456

(*)	Share and per share data in these consolidated financial statements have been retroactively adjusted to reflect the reverse share splits effected in November 2024, June 2025 and February 2026. See Note 1(d).

The accompanying notes are an integral part of the consolidated financial statements.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31
	2025	2024	2023
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss	(4,047)	(7,804)	(4,598)
Adjustments to reconcile net loss to net cash used in operating activities:
Exchange rate differences on cash and cash equivalents	(29)	8	34
Amortization and impairment of intangible assets	1,129	768	730
Depreciation of property and equipment	72	20	8
Equity losses	239	1,186	1,249
Share-based compensation	688	-	-
Changes in deferred taxes, net	(746)	201	(58)
Derecognition of the lease upon early termination	(111)	-	-
Revaluation of derivative liabilities	(5,011)	607	(841)
Revaluation of convertible promissory notes	1,628	-	-
Revaluation of deferred consideration (see Note 3(a))	38	-	-
Revaluation of investment at fair value	5	62	221
Financing expenses on convertible loan receivable	(12)	-	-
Financing expenses on convertible debenture	115	-	-
Issuance costs on financial instruments classified as derivative liabilities	-	603	-
Interest expense on short-term loan	-	-	(1)

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	(24)	209	(302)
Decrease (increase) in other receivables	(163)	106	182
Increase in inventory	(617)	(1,666)	(596)
Increase (decrease) in trade payables and other payables	319	(172)	1,304
Decrease in operating lease right-of-use assets	1,631	109	67
Decrease in operating lease liabilities	(1,324)	(112)	(67)
Net cash used in operating activities	(6,221)	(5,875)	(2,668)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(11)	(144)	(25)
Restricted deposit	678	-	(17)
Purchase of investment accounted for using the equity method	-	(98)	(3,091)
Acquisition of Pure Logistics, net of cash acquired (see Note 3(a))	(2,253)	-	-
Investment in convertible loan receivable (Note 8)	(2,718)	-	-
Purchase of intangible assets (see Note 6)	(200)	(330)	(1,681)
Net cash used in investing activities	(4,504)	(572)	(4,814)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Short-term loans repaid	-	-	(86)
Proceeds from issuance of convertible notes (Note 11(d) & Note 11(e))	7,515	-
Repayment of convertible notes	(271)	-	-
Repayment of deferred payment (see Note 3(a))	(513)	-	-
Cash acquired in connection with the reverse recapitalization, net (see Note 3(b))	4	-	-
Issuance of convertible debenture, net of issuance costs (Note 12)	1,866	-	-
Issuance of ordinary shares, pre-funded warrants and warrants, net	541	6,255	-
Exercise of warrants and options	624	2,229	-
Net cash from (used in) financing activities	9,768	8,484	(86)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(957)	2,037	(7,568)

CHANGES FROM EXCHANGE RATE DIFFERENCES ON CASH AND CASH EQUIVALENTS	29	(8)	(34)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	2,564	535	8,137

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	1,636	2,564	535

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollar in thousands)

Supplemental disclosure of cash flow information:
Taxes paid	108	180	28
Interest received	16	78	-
Interest paid	47	10	2

Supplemental disclosure of noncash investing and financing activities:
Issuance of ordinary shares upon conversion of the January Note	3,159	-	-
Issuance of ordinary shares upon conversion of the June Notes	4,358	-	-
Issuance of ordinary shares upon conversion of Series A Warrants	394	64	-
Reclassification of warrants from liability to equity	232	-	-
Convertible debenture’s issuance costs in ordinary shares	242	-	-
Issuance of 12 ordinary shares to SciSparc Ltd. in consideration for 73 ordinary shares (see note 7(b))	-	-	288
Consideration payable to sellers of Fort Products Ltd. included in other payables	-	-	332
Consideration payable to seller of SciSparc U.S. shares included in other payables	-	-	98
Right of use assets obtained in exchange for lease liabilities	155	273	57
Derecognition of the lease upon early termination	(1,715)	-	-
Purchase of intangible assets not yet paid	800	-	-

Supplemental disclosure of the acquisition of Pure Logistics:
Working capital other than cash	493	-	-
Property and equipment, net	205	-	-
Operating lease right-of-use assets	6,024	-	-
Intangible assets – customer relationships	1,376	-	-
Goodwill	951	-	-
Operating lease liabilities	(5,742)	-	-
Deferred tax liability	(579)	-	-
Deferred payment	(475)	-	-
Total cash from investment in newly consolidated subsidiary	2,253	-	-

The accompanying notes are an integral part of the consolidated financial statements.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollar in thousands, except per share data)

NOTE 1 — GENERAL INFORMATION

a.	General

Nexera Technologies Ltd (the “Company” or “Nexera”) (formerly Jeffs’ Brands Ltd) was incorporated in Israel on March 7, 2021. As of the date of issuance of these financial statements the Company has seven wholly or majority owned subsidiaries held directly or through its subsidiaries - Fort Technology Inc., a TSX-listed company (“Fort Technology”), Fort Products Ltd. (“Fort”), Fort Products LLC (“Fort U.S.”) Smart Repair Pro (“Smart Pro”), Pure NJ Logistics LLC (“Pure Logistics”), KeepZone AI Inc. (formerly Jeffs’ Brands Holdings Inc.) (“KeepZone”) and Top Rank Ltd. (“Top Rank”) (collectively, the “Subsidiaries”). The Company also holds, through KeepZone, a minority interest in SciSparc Nutraceuticals Inc. (“SciSparc U.S.”).

The Company and its subsidiaries (“Group”), other than Pure Logistics and KeepZone, are engaged in the acquisition, improvement and operation of virtual stores (the “Brands”) mainly on the Amazon marketplace (“Amazon”). As of December 31, 2025, the Group together with its affiliates, operated eight Brands on Amazon: KnifePlanet, CC-Exquisite, PetEvo, Whoobli, Roshield, Entopest, Rempro, and Birdgo. In addition, the Company has a minority interest in SciSparc U.S., which operates the Wellution brand on Amazon.

Pure Logistics operates a logistics center specializing in warehousing and distribution services.

Through KeepZone, the Group is expanding into homeland security solutions, aiming to deliver multi-layered security systems for critical infrastructure while leveraging its data-driven operation expertise.

b.	Concentration risk

The Group’s activities, except as distinguished in Note 1(a), are mainly conducted through Amazon’s commercial platform. Any material change, whether temporary or permanent, including changes in Amazon’s terms of use and/or its policies, may affect sales performance, and may have a material effect on the Group’s financial position and the results of its operations.

In addition, the Group is engaged with a small number of suppliers as part of the production process of its Brands. Any material changes in the supply process, whether temporary or permanent, may affect sales performance, and may have a material effect on the Group’s financial position and the results of its operations.

c.	Liquidity

During the year ended December 31, 2025, the Group incurred a net loss of $4,047 and cash flows used in operating activities were $6,221. As of December 31, 2025, the Group had an accumulated deficit of approximately $19,757.

The Group intends to continue to finance its operating activities through the sale of products via its Brands, revenues from logistics services, anticipated revenues from KeepZone’s distribution and sales of certain security solutions, and through raising additional capital, as needed, including equity financings and debt financings.

As of December 31, 2025, the Group has access to funding under its June 2025 convertible note facility with an aggregate commitment of up to $100,000, subject to the terms of the agreement and satisfaction of applicable conditions (see note 11(e)). As of the filing date of these consolidated financial statements, the Company may request additional drawdowns of up to $92,500 under the facility over the remaining term of approximately 4.25 years, subject to the agreement’s terms and conditions. In addition, the Company completed on January 22, 2026 a direct offering with gross proceeds of $2,404 (see note 20(5)).

Management believes that its cash on hand together with expected cash flows from the June 2025 convertible note facility are sufficient to support the Group’s current operations for more than 12 months from the issuance date of these consolidated financial statements.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollar in thousands, except per share data)

NOTE 1 — GENERAL INFORMATION (cont.)

d.	Reverse Share Splits

On October 17, 2023, the Company effected a one-for-seven (1-for-7) reverse share split of its ordinary shares. As a result of such reverse split, every seven (7) shares of ordinary shares issued and outstanding were combined into one ordinary share.

On November 20, 2024, the Company effected a one-for-thirteen (1-for-13) reverse share split of its ordinary shares. As a result of such reverse split, every thirteen (13) shares of ordinary shares issued and outstanding were combined into one ordinary share.

On June 16, 2025, the Company effected a one-for-seventeen (1-for-17) reverse share split of its ordinary shares. As a result of such reverse split, every seventeen (17) shares of ordinary shares issued and outstanding were combined into one ordinary share.

On February 17, 2026, the Company effected a one-for-fourteen (1-for-14) reverse share split of its ordinary shares. As a result of such reverse split, every fourteen (14) shares of ordinary shares issued and outstanding were combined into one ordinary share.

All outstanding securities entitling their holders to purchase or receive ordinary shares, including promissory notes and warrants convertible into or exercisable for ordinary shares and restricted share units (“RSUs”), were adjusted pursuant to their terms, as a result of the above-mentioned reverse splits. Those reverse splits did not affect the number of ordinary shares authorized for issuance. All share amounts, per share data and exercise prices have been adjusted retroactively within these financial statements to reflect the reverse splits.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements

The Group’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. For those subsidiaries in which the Company’s ownership is less than 100 percent, the outside shareholders’ interests are shown as non-controlling interests in the accompanying consolidated balance sheets.

b.	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ significantly from those estimates. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Group’s assets and liabilities.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollar in thousands, except per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Cash and cash equivalents consist of cash and highly liquid bank deposits readily convertible to known amounts of cash with original maturities of three months or less as of the date of its purchase.

e.	Accounts receivable and credit losses

Accounts receivables are stated at realizable value, net of an allowance for credit losses. The Group evaluates its outstanding accounts receivable and establishes an allowance for credit losses, if needed. These allowances are reevaluated and adjusted periodically as additional information is available. No provision for credit losses has been recorded as of December 31, 2025 and 2024.

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

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollar in thousands, except per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The assets are depreciated using the straight-line method to allocate their cost over their estimated useful lives, as follows:

Estimated Useful Life (years)
Computers equipment	3
Office Equipment/Furniture	5-7
Plant & Machinery	5
Leasehold improvements	Shorter of remaining lease term or estimated useful life

h.	Leases

The Company recognizes a right-of-use asset (“ROU”) and lease liability for all operating lease with a term greater than twelve months upon lease arrangement inception. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the terms of lease contracts. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Since most of the Company’s leases do not provide an implicit rate, the Company's incremental borrowing rate is used based on the information available at the commencement date in determining the present value of lease payments. The lease terms used to calculate the ROU asset and related lease liability include options to terminate the lease or extend it when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense.

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

The Group’s intangible assets consist primarily of its Brands and certain acquired intangible assets (e.g., customer relationships and distribution agreements). Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives. Each period the Group evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollar in thousands, except per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The intangible assets are amortized using the straight-line method to allocate their cost over their estimated useful lives, as follows:

Estimated Useful Life (years)
Brands	10
Customer relationships	5
Distribution agreement	Shorter of remaining agreement term or estimated useful life

k.	Goodwill

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment, in accordance with ASC 350, “Intangibles – Goodwill and Other”, at the reporting unit level, at least annually at December 31 each year, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Any excess of the carrying amount of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.

l.	Impairment of long-lived assets

Impairment of Property, Equipment and Intangible Assets

The Group reviews long-lived assets and intangible assets on a periodic basis, as well as when such review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, considering the undiscounted cash flows expected from them. If applicable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10 “Property, Plant and Equipment”.

Impairment of Goodwill

The Group performs a qualitative analysis when testing goodwill for impairment. A qualitative goodwill impairment test is performed when the fair value of a reporting unit has significantly exceeded the carrying value of its net assets and based on current operations is expected to continue to exceed it. Otherwise, the Company is required to conduct a quantitative impairment test and estimate the fair value of the reporting unit using a combination of an income approach based on discounted cash flow analysis and a market approach based on market multiples. If the fair value of a reporting unit is less than its carrying value, a goodwill impairment charge is recorded for the difference.

m.	Investment in affiliates

The investment in affiliated company is accounted for by the equity method under ASC 323-10, “Investments - Equity Method and Joint Ventures”. The Company uses the equity method when it has the ability to exercise significant influence over operating and financial policies of an entity but does not have control of the entity. Under the equity method of accounting, an investment is initially recorded on the balance sheet at cost, representing the Company’s proportionate share of fair value. The investment is subsequently adjusted to reflect the Company’s proportionate share of net earnings or losses recognized, distributions received, contributions made and certain other adjustments, as appropriate. The Company does not record losses of the equity method investee in excess of its investment balance unless the Company is liable for obligations of the equity method investee or is otherwise committed to provide financial support to the equity method investee.

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

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollar in thousands, except per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

n.	Financial instruments

Loan receivables are recorded at amortized cost using the effective interest method, unless otherwise elected or required. The Group evaluates loan receivables for expected credit losses in accordance with ASC 326. Commitments and other instruments with equity-linked features are evaluated under ASC 815 to determine whether they should be accounted for as derivatives and measured at fair value through earnings.

o.	Derivative instruments

The Group accounts for freestanding and embedded derivative instruments in accordance with ASC 815. Derivatives are recognized at fair value and remeasured at each reporting date, with changes in fair value recognized in earnings. The Group evaluates whether contracts indexed to and potentially settled in its own equity qualify for equity classification under ASC 815-40.

p.	Fair value measurement

The Group applies ASC 820, “Fair Value Measurements and Disclosures”. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

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

Level 1 - Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data

Level 3 - Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amounts of cash and cash equivalents, restricted deposit, trade receivables, other receivables, trade payables, other payables and accrued expenses approximate their fair value due to the short-term maturity of such instruments.

The Group’s derivative liabilities in respect of Additional Warrants, Series A Warrants, the January Note, and the June Notes and loan commitment liability are classified within Level 3 of the fair value hierarchy because their fair values are estimated by utilizing valuation models and significant unobservable inputs. For more details, see note 11 (Derivative liabilities and convertible promissory notes) and note 8 (Convertible loan receivable).

The Group’s financial asset in respect of the investment in SciSparc Ltd. (“SciSparc”) is classified within Level 1 of the fair value hierarchy, because the ordinary shares have quoted prices as they are traded on the Nasdaq Stock Market LLC.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollar in thousands, except per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

q.	Debt and issuance costs

Convertible debentures are accounted for as debt and recorded at proceeds received, net of discounts and issuance costs, and subsequently measured at amortized cost using the effective interest method. Issuance costs are presented as a direct deduction from the carrying amount of the related debt and amortized to interest expense over the term of the debt.

r.	Business Combinations

The Company allocates the purchase price of an acquired company, including when applicable, the fair value of deferred or contingent consideration between tangible and intangible assets acquired and liabilities assumed from the acquired business based on estimated fair values, with any residual of the purchase price recorded as goodwill. Estimating fair values requires significant judgments, estimates and assumptions including but not limited to discount rates, future cash flows and the economic lives of acquired intangibles. These estimates are based on historical experience and information obtained from the management of the acquired companies, and are inherently uncertain. During the measurement period, which not exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill only for adjustments resulting from facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of income.

s.	Noncontrolling interests

Noncontrolling interests represent equity interests in consolidated subsidiaries not attributable to the Company and are presented as a separate component of equity. Net income (loss) is attributed to controlling and noncontrolling interests based on their respective ownership interests. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions in accordance with ASC 810.

t.	Revenue recognition

The Group recognizes revenue in accordance with ASC 606, “Revenue from Contracts with Customers”. The Group derives revenue primarily from (i) Product Revenue: sale of consumer products through online markets (mainly in Amazon) and (ii) Service Revenue: logistics services.

(i)	Product Revenue is recognized when control of the product transfers to the customer, being at the point that the goods are delivered (i.e., when the Company’s performance obligation is satisfied). Each of the Company’s contracts have a single distinct performance obligation, which is the promise to transfer individual goods. Payment of the transaction price is due immediately at the point the customer purchases the goods.

The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

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

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollar in thousands, except per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

(ii)	Service revenue is generated primarily from warehousing services, including storage, handling and fulfillment services provided by Pure Logistics to third-party customers. The Group evaluates the promised services in each contract to determine whether they represent distinct performance obligations. Service arrangements generally include a combination of storage and handling/fulfillment activities, which are priced based on contractual rate schedules and billed on a periodic basis.

Revenue for storage services is recognized over time as the customer simultaneously receives and consumes the benefits of the services as they are performed. Storage revenue is generally recognized monthly based on the customer’s actual storage utilization, typically determined by the occupied square footage and inventory levels during the month, in accordance with the applicable contractual rates. Revenue for handling and fulfillment activities (e.g., receiving, pick-and-pack and related services) is generally recognized as performed, consistent with the satisfaction of the related performance obligations.

u.	Cost of revenues

(i)	Product cost of revenue primarily consists of cost of goods sold, expenses related to Amazon’s commissions, storage, leasing of warehouses and salaries to warehouses employees, freight and duty.

In accordance with Amazon’s terms of use, the Group is obligated to pay to Amazon incremental costs, such as sales fulfillment commissions which are contingent on making binding sales. Sales commissions would not have been incurred if the contract had not been obtained.

(ii)	Service cost of revenue primarily consists of warehouses lease and salaries to warehouses employees.

v.	Advertising expenses

The Group expenses advertising costs as incurred and included within sales and marketing expenses, were $1,279, $1,216 and $719 for the years ended December 31, 2025, 2024 and 2023, respectively.

w.	Share-based compensation

The Group accounts for share-based compensation in accordance with ASC 718, “Compensation - Stock Compensation”. Share-based awards are granted to employees, directors, and service providers and consist of ordinary shares and RSUs. Compensation cost is measured at the grant-date fair value, which for ordinary shares and RSUs is based on the Company’s quoted market price on the grant date.

Compensation expense is recognized in the consolidated statements of operations for the portion of awards expected to vest for RSUs, and is recognized on a straight-line basis over the requisite service period, as the awards vest in tranches based solely on service-based vesting conditions.

x.	Income taxes

The Group accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances in respect of deferred tax assets are provided for, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized. As of December 31, 2025 and 2024 a partial valuation allowance was recorded on the Group’s deferred tax assets.

The Group implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. As of December 31, 2025 and 2024, no liability for unrecognized tax positions was recognized.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollar in thousands, except per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

y.	Basic and diluted net loss per share

The Group calculates basic net loss per share by dividing the net loss attributable to the Company by the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive ordinary share equivalents outstanding for the period.

z.	Reclassifications

Certain prior year amounts have been reclassified to conform to the current financial statement presentation.

aa.	Recently Issued Accounting Pronouncements

Adoption of New Accounting Standards

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires disclosure of specific categories in rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendment also includes other changes to improve the effectiveness of income tax disclosures, including further disaggregation of income taxes paid for individually significant jurisdictions. This ASU is effective for annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09 during the year ended December 31, 2025 on a prospective basis. The adoption of the amendment did not have an impact on the Company’s financial position, results of operations or cash flows. See note 16 with regards to applicable disclosure.

Accounting Pronouncements Issued But Not Yet Adopted

 In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This standard requires all public companies to disclose more detailed information about certain costs and expenses in the notes to the financial statements at interim and annual reporting periods. This standard is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of the disclosure requirements regarding specific expense categories in these consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which allows a practical expedient that assumes current conditions as of the balance sheet date do not change for the remaining life of the asset. The ASU is effective for annual and interim periods beginning January 1, 2026, on a prospective basis, and early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-05 on these consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”), to amend the guidance in “Interim Reporting” (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The guidance is effective for annual and interim periods beginning January 1, 2028. The Company is currently evaluating the impact the adoption of ASU 2025-11 will have on these consolidated financial statements and related disclosures.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 3 — BUSINESS COMBINATION AND REVERSE RECAPITALIZATION

a.	Pure Logistics’ acquisition

On March 10, 2025, the Company and Smart Pro entered into a definitive agreement to acquire Pure Logistics, a New Jersey limited liability company that operates a strategically located logistics center in New Jersey. On March 18, 2025, the acquisition closed, and Smart Pro acquired all of the issued and outstanding equity interests of Pure Logistics. As consideration for the acquisition, Smart Pro paid $2,347 in cash at the closing and an additional amount of $500 in the aggregate (the “Deferred Payment”) to be repaid through promissory notes (the “Pure Logistics Promissory Notes”). The Pure Logistics Promissory Notes bore annual interest of 9% and on July 1, 2025, the Company settled the Deferred Payment in full.

The following table summarizes the fair value of the consideration paid to acquire Pure Logistics as of March 18, 2025 (in thousands):

March 18, 2025
Cash paid	2,347
Deferred Payment	475
Total purchase price	2,822

The following table summarizes the recognized amounts of identifiable assets acquired and liabilities assumed in connection with the acquisition of Pure Logistics as of March 18, 2025 (in thousands):

March 18, 2025
Working capital (*)	587
Property and equipment, net	205
Operating lease right-of-use assets	6,024
Operating lease liabilities	(5,742)
Deferred tax liability	(579)

Intangible assets:
Customer relationships	1,376
Fair value of acquired identifiable assets	1,871
Purchase price	2,822
Goodwill	951

(*)	Working capital includes cash and cash equivalents, trade receivables, other receivables, trade payables, and other payables.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 3 — BUSINESS COMBINATION AND REVERSE RECAPITALIZATION (cont.)

b.	Fort reverse recapitalization

On February 6, 2025, the Company entered into a share purchase agreement (the “SPA”) pursuant to which, on July 7, 2025 (the “Closing Date”), Impact Acquisitions Corp. (a public shell company incorporated under the Business Corporations Act (British Columbia)) acquired all of the issued and outstanding shares of Fort (the “Transaction”). In connection with the closing, Impact Acquisitions Corp. changed its name to Fort Technology Inc.

Pursuant to the SPA, the Company received 7,142,857 common shares of Fort Technology and is eligible to receive up to an additional 4,714,287 common shares upon the achievement of specified milestones (the “Contingent Right Shares”). As of the Closing Date, the Company held approximately 75.02% of the outstanding common shares (or up to 83.29% assuming issuance of all Contingent Right Shares).

Fort Technology will issue to the Company additional common shares upon the achievement of the Contingent Right Shares milestones as follows:

i.	1,571,429 common shares upon the completion of a transaction resulting in the listing of Fort Technology securities on the New York Stock Exchange, the Nasdaq Stock Market LLC, or another U.S. national securities exchange, if completed within 24 months from the closing date,

ii.	1,571,429 common shares upon the successful capital raising by Fort Technology, within 48 months of the closing date, in equity and/or debt financing totaling at least $8 million,

iii.	1,571,429 common shares upon Fort Technology reaching annual revenues of at least $15 million by December 31, 2028, as reflected in its audited financial statements.

The Transaction was accounted for as a reverse recapitalization in accordance with ASC 805, Business Combinations. Fort was determined to be the accounting acquirer based primarily on the Company’s continuing controlling financial interest and the composition of the post-transaction governing body and senior management. Accordingly, the Transaction was accounted for as a capital transaction.

Because the legal acquirer (Fort Technology) did not meet the definition of a business, the identifiable assets acquired and liabilities assumed of Fort Technology were recognized at their historical carrying amounts. No goodwill or other intangible assets were recognized as a result of the Transaction.

The Contingent Right Shares are issuable upon achievement of specified milestones and are required to be settled in a fixed number of common shares with no cash settlement or other variable settlement provisions. The Company evaluated the Contingent Right Shares under ASC 815-40, “Derivatives and Hedging—Contracts in Entity’s Own Equity”, and ASC 480, “Distinguishing Liabilities from Equity”, and concluded that the Contingent Right Shares are classified in equity. Accordingly, the Contingent Right Shares are not subsequently remeasured. Changes in the Company’s ownership interest in Fort that do not result in a loss of control are accounted for as equity transaction and recorded in transactions with noncontrolling interests. The noncontrolling interest was measured as the proportionate share of the accounting acquirer’s pre-Transaction equity.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 3 — BUSINESS COMBINATION AND REVERSE RECAPITALIZATION (cont.)

On December 24, 2025, Fort Technology entered into a debt settlement agreement with the Company. Pursuant to the agreement, On December 31, 2025, Fort Technology issued 1,700,801 common shares to the Company with an aggregate fair value of $2,463, in settlement of a portion of related parties balance owed to the Company. As of December 31, the Company holds 71.5% of Fort Technology’s common shares.

NOTE 4 — OTHER RECEIVABLES

	December 31,
	2025	2024
Advances to suppliers	347	256
Government institutions	155	123
Other receivables	70	112
	572	491

NOTE 5 — INVENTORY

	December 31,
	2025	2024
Goods in transit	721	510
Finished goods	3,948	3,542
	4,669	4,052

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 6 — GOODWILL AND INTANGIBLE ASSETS

Goodwill:

During the year ended December 31, 2025, the Company recognized goodwill in connection with the acquisition of Pure Logistics (note 3(a)). The goodwill that arose from the acquisition consists of synergies expected from the activities of the Company and Pure Logistics.

The Company performs its annual goodwill impairment test on each December 31 and when triggering events occur. As of December 31, 2025, the Company performed its annual impairment assessment and concluded that no goodwill impairment existed.

The following table presents a rollforward of goodwill:

Goodwill
Balance as of December 31, 2024	-
Goodwill acquired	952
Balance as of December 31, 2025	952

Intangible assets:

Total intangible assets consisted of the following as of December 31, 2025 and 2024:

	December 31, 2025
	Gross Amount	Accumulated Amortization	Net Balance	Weighted average remaining amortization (years)
Brands	7,281	(3,230)	4,051	4.89
Customer relationships (Note 3(a))	1,376	(200)	1,176	4.25
Distribution agreement (Note 6(b))	1,000	(36)	964	1.93
Total intangible assets	9,657	(3,466)	6,191

	December 31, 2024
	Gross Amount	Accumulated Amortization	Net Balance	Weighted average remaining amortization (years)
Brands	7,774	(2,829)	4,945	5.92

Amortization expense was $989, $768 and $730, for the years ended December 31, 2025, 2024, and 2023, respectively. The amortization expenses were recorded as general and administrative expenses in the consolidated statements of operations

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 6 — GOODWILL AND INTANGIBLE ASSETS (cont.)

Estimated annual amortization expense for each of the next five years is as follows:

2026	1,262
2027	1,224
2028	761
2029	714
2030	507

Management evaluates definite-lived intangible assets for impairment when performance expectations, events, or changes in circumstances indicate that the asset’s carrying value may not be recoverable. During the year ended December 31, 2025, management decided to discontinue the sale and marketing of one of the Company’s brands in the E-commerce segment, which constituted a triggering event. Based on this decision, the Company concluded that the brand would not generate future economic benefits and recorded a full impairment of the brand’s carrying amount of $140, within general and administrative expenses.

Management evaluated its other definite-lived intangible assets, including other brands, customer relationships, and a distribution agreement, and determined that there were no indicators of impairment for those assets during the year ended December 31, 2025.

a.	Fort - asset acquisition

On March 2, 2023, the Company entered into a share purchase agreement (the “Fort SPA”), with the holders (the “Sellers”), of all of the issued and outstanding share capital of Fort, a company incorporated under the laws of England and Wales and engaged in the sale of pest control products primarily through Amazon, pursuant to which on March 9, 2023, the Company acquired all of the issued and outstanding share capital of Fort, for approximately £2,039 thousand (approximately $2,458) (the “Fort Acquisition”).

Fort did not obtain any substantive processes, assembled workforce, or employees capable of producing outputs in connection with the acquisition. Therefore, the transaction was accounted for as an asset acquisition, as the acquired assets did not meet the definition of a business as defined by ASC 805, Business Combinations.

On March 9, 2023, the Company recognized a Brand name in the amount of $1,991 paid in connection with the Fort Acquisition amortized over a period of 10 years.

As part of the Fort SPA, the employment of these employees was terminated within three months, and all termination costs were paid by the Sellers.

b.	KeepZone - distribution agreement

On December 4, 2025, KeepZone entered into a distribution agreement with Scanary Ltd. (“Scanary”) pursuant to which KeepZone obtained exclusive distribution rights for certain territories in exchange for total consideration of $1,000, payable in five monthly installments starting from December 2025. The distribution rights represent a contract-based intangible asset under ASC 350. The distribution agreement period determined for an initial term of 2 years, with the potential for an additional 2 years extension upon achievement of specified purchase targets. The Company capitalized the exclusivity distribution rights as a definite-lived intangible asset and amortizes the asset on a straight-line basis over the expected period of benefit, initially estimated at 2 years.

The agreement includes contingent profit-sharing payments from Scanary based on its sales outside the exclusive territories. These contingent features are not recognized at inception and are accounted for when realization becomes probable and reasonably estimable in accordance with ASC 450.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 7 — LEASES

The Company leases office space in Israel pursuant to a lease agreement effective as of October 1, 2022. The lease agreement expires on September 30, 2025, with an option to extend the lease with same terms for an additional two years. The monthly payment is approximately NIS 18 thousand (approximately $5). During September 2025, the company renewed the lease for additional two years. The monthly rent payment as of December 31, 2025, was approximately NIS 20 thousand (approximately $6).

Fort leases two warehouse facilities in the UK. The first lease agreement expired on February 23, 2025, but Fort continues to occupy the premises by mutual agreement with the lessors, until a new negotiated agreement is signed. On January 28, 2026, Fort signed a new lease agreement with annual rent of £44 thousand (approximately $60) paid quarterly. The second warehouse which Fort leases under a lease agreement effective as July 1, 2024, is for a fixed five-year term with no early termination option. The annual rent as of December 31, 2025, was £52 thousand (approximately $70), paid monthly. There is no option for further extension.

Since the acquisition of Pure Logistics (see Note 3(a)), Pure Logistics leases logistics center, with a term expiring on November 30, 2029. The monthly payment as of December 31, 2025 was approximately $67.

On June 30, 2025, Pure Logistics decided not to exercise the renewal option related to one of its warehouses and returned the premises. As a result, the Company reduced its right-of-use asset by $1,826 and its lease liability by $1,715. The difference of $111, which resulted primarily from the straight-line recognition of lease expense under ASC 842 in prior periods compared to the variable lease payments actually incurred, was recognized as a gain from reassessment of lease term within cost of sales.

As of December 31, 2025, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $3,126 and $3,034, respectively.

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable.

Supplemental weighted-average information for leases was as follows:

	December 31,
	2025	2024
Weighted-average remaining lease term	4.59 years	3.97 years
Weighted-average discount rate	9.86%	8.25%

Future lease payments under operating leases as of December 31, 2025, were as follows:

2026	809
2027	806
2028	759
2029	745
2030	730
Total future operating lease payments	3,849
Less: imputed interest	(815)
Present value of lease liability	3,034

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 8 — CONVERTIBLE LOAN RECEIVABLE

On August 8, 2025, Fort Technology entered into a convertible loan agreement with EEH Ventures Ltd. (“EEH”), a privately held company organized under the laws of the United Kingdom. Under the agreement, the Company funded a loan (the “Primary Loan”) in the principal amount of £2 million (approximately $2,718). The Primary Loan is denominated in GBP, bears a yearly interest rate of 7.5%, and is due at maturity three years from the drawdown date, August 12, 2025, unless earlier converted.

Under the terms of the agreement, Fort Technology has the right to convert the outstanding principal and accrued interest of the Primary Loan into ordinary shares of EEH representing 19.9% of EEH’s fully diluted share capital.

In addition, EEH has an option, exercisable one year after the signing of the convertible loan agreement, to draw an additional loan of up to £1 million (the “Additional Loan”) on similar terms. If drawn and subsequently converted, the combined conversion of the Primary Loan and the Additional Loan would entitle the Company to receive shares representing up to 25% of EEH’s fully diluted share capital.

As of December 31, 2025, only the Primary Loan had been drawn but no amounts had been converted.

At initial recognition, the Company allocated the transaction price between the funded Primary Loan and the undrawn Additional Loan based on their respective relative fair values. The carrying amount allocated to the Primary Loan and the fair value of the Additional Loan were £2,192 thousand (approximately $2,977 thousand) and £192 thousand (approximately $260 thousand), respectively.

The Primary Loan is accounted for as a loan receivable under ASC 310 - “Receivables” and is subsequently measured at amortized cost using the effective interest method. The difference between the initial carrying amount allocated to the Primary Loan and the contractual amount receivable at maturity, including stated interest, is accreted to interest income over the contractual term using the effective interest rate determined at initial recognition. The Company also evaluates the Primary Loan for expected credit losses in accordance with ASC 326, “Financial Instruments - Credit Losses.”

The undrawn Additional Loan represents a contractual commitment to provide credit on terms that include an equity conversion feature and that are considered, in aggregate, to be potentially favorable to the borrower. The Company accounts for this undrawn Additional Loan as a loan commitment liability, recorded in other payables, measured at FVTPL, with changes in fair value recognized in finance expense (income), net.

The fair value of the Additional Loan is determined using a Black-Scholes pricing model. As such, the Additional Loan is classified within Level 3 of the fair value hierarchy. A summary of significant unobservable inputs (Level 3 inputs) used in measuring the fair value of the loan commitment liability issued are as follows:

Loan commitment liability
Conversion ratio of EEH’s fully diluted share capital	5.1%
Underlying asset value (GBP in thousands)	12,012
Expected term (years)	2
Exercise price (GBP in thousands)	1,156
Expected volatility	27.52%
Risk-free interest rate	3.92%
Expected dividend yield	-

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 8 — CONVERTIBLE LOAN RECEIVABLE (cont.)

As of December 31, 2025, there was no change to the Additional Loan’s fair value in GBP since initial recognition. The change in the U.S. dollar carrying amounts between these dates arose from changes in GBP/USD exchange rate over the period. The net foreign exchange difference on the Primary Loan and the Additional Loan in the amount of $31 was recognized within financial expenses, net.

On January 13, 2026, Fort Technology entered into an amendment to the convertible loan agreement with EEH. The amendment eliminated the undrawn Additional Loan and modified the conversion feature of the Primary Loan such that, upon conversion, EEH is required to transfer to the Company 4,774 ordinary shares of Wigan Topco Limited (“Wigan”), representing all of the shares in Wigan beneficially owned by EEH (constituting 35.8% of Wigan’s issued share capital as of the amendment date), in full satisfaction of the outstanding principal and accrued interest.

NOTE 9 — INVESTMENT IN AFFILIATE

a.	KeepZone owns approximately 49% of the voting rights in SciSparc U.S. and has the right to appoint two out of five directors. SciSparc U.S. operates a brand, Wellution, that sells hemp seed oil-based products on Amazon. Management has determined that it has significant influence over SciSparc U.S. and accordingly accounts for its investment under the equity method.

Management assesses whether impairment indicators are present that may indicate an other than temporary impairment (“OTTI”) exists. Management determined that the decrease in revenues and operating losses of SciSparc U.S. were indicative of an OTTI impairment as of December 31 2025 and 2024. Accordingly, management’s performed an impairment test of the equity investment and determined that the carrying value exceed the discounted cash flows. As a result, an impairment loss of $56 and $659 was recorded within equity losses in the statement of operations for the year ended December 31, 2025, and 2024, respectively.

The activity in the investment in SciSparc U.S. account was as follows:

Investment accounted for using the equity method
Balance as of January 1, 2024	1,940
Equity losses	(1,186)
Balance as of December 31, 2024	754
Equity losses	(239)
Balance as of December 31, 2025	515

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 9 — INVESTMENT IN AFFILIATE (cont.)

Summarized financial information:

Summarized balance sheet of SciSparc U.S.:

	December 31,
	2025	2024
Current assets	243	285
Long-term assets	1,172	1,479
Current liabilities	(364)	(226)
Equity	1,051	1,538

Summarized statement of operation of SciSparc U.S.:

	Year ended December 31, 2025	Year ended December 31, 2024	February 22, 2023 – December 31, 2023
Revenues	(856)	(1,306)	(2,137)
Cost of revenues	670	1,461	1,409
Impairment of intangible asset	115	1,344	1,042
General and administrative	416	578	748
Sales and marketing	142	365	468
Taxes on income	-	(21)	22
Net loss	488	2,421	1,552

NOTE 10 — OTHER PAYABLES

	December 31,
	2025	2024
Government institutions	20	188
Employees and related benefits	123	145
Loan commitment liability	258	-
Revenue sharing payment payable	214	171
Accrued expenses	790	628
Payable due to distribution agreement (see note 6(b))	800	-
Other payables	255	36
	2,460	1,168

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 11 — DERIVATIVE LIABILITIES AND CONVERTIBLE PROMISSORY NOTES

a.	Additional Warrants:

On November 28, 2022, in connection with certain adjustments pursuant to the terms of the Initial Public Offering (“IPO”) Warrants (see note 13(b)(1)), the Company issued additional 2,824,525 warrants (the “Additional Warrants”) to certain qualified holders (as defined in the IPO Warrants). The Additional Warrants are exercisable to purchase up to 130 ordinary shares. The term of each Additional Warrant is five years from the issuance date.

Each Additional Warrant holder receives semi-annual payments equal to approximately 2.3% of the Company’s gross revenues, calculated for the first and second six-month fiscal periods, shared pro rata among qualified holders (“Revenue Sharing Payment”). The Additional Warrants may be redeemed by the Company at any time at a price equal to three times the initial exercise price of $43,749. The Revenue Sharing Payment related to 2025 ,2024 and 2023 was $384, $312 and $269, respectively.

Because the Additional Warrants include provisions that require payments based on the Company’s gross revenues and provide for cash redemption, the Company classified the Additional Warrants as derivative liabilities. The Additional Warrants are measured at fair value at each reporting date, with changes in fair value recognized within finance expenses (income), net.

The value of the Additional Warrants was calculated based on the binomial option pricing model. Additionally, the revenue forecast over the contractual term of the Additional Warrants is a significant input in the valuation.

The following table lists the significant unobservable inputs used for calculation of fair value of the Additional Warrants:

	December 31, 2025	December 31, 2024
Expected volatility	152.67%	133.54%
Exercise price	$3,125	$43,749
Share price	$11.51	$611.66
Risk-free interest rate	3.47%	4.27%
Dividend yield	-	-
Expected life	1.91	2.91
Weighted average cost of capital (WACC)	20.4%	21.9%

b.	Series A Warrants:

In connection with a Private Placement that closed on January 29, 2024 (see note 13(b)(4)), the Company issued Series A Warrants initially exercisable for up to 1,093 ordinary shares at an exercise price of $8,322.86 per share and expiring 66 months from the issuance date.

The Series A Warrants contained a price-based reset mechanism tied to the effectiveness of the resale registration statement. Upon the effectiveness of the resale registration statement on March 11, 2024, the Series A Warrants became exercisable for 4,323 ordinary shares at an exercise price of $2,103 (subject to certain anti-dilution and share combination event protections).

The Series A Warrants also included a down-round adjustment feature under which the exercise price may be reduced in connection with certain future equity issuances at prices below the then-current exercise price.

In addition, the Series A Warrants included a reset feature triggered by certain capital structure events (including share splits, reverse share splits, share dividends, recapitalizations, and similar transactions), under which the exercise price and the number of shares issuable could be adjusted based on the post-event reference trading price. Following the reverse share split on November 26, 2024 (see Note 1(d)), the Series A Warrants were adjusted to an exercise price of $643 per share and 14,148 underlying ordinary shares. Following an additional reverse share split that was effected on June 16, 2025, no further adjustment was required because the reset mechanism did not result in a lower post–reverse split reference price. See note 20(8) regarding adjustment of the reset mechanism following the reverse share split on February 17, 2026.

Because the Series A Warrants include ongoing price and share reset features, the Company concluded that the Series A Warrants did not meet the equity classification conditions in ASC 815-40. Accordingly, the Series A Warrants are classified as derivative liabilities and are remeasured at fair value at each reporting date, with changes in fair value recognized within finance expenses (income), net.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 11 — DERIVATIVE LIABILITIES AND CONVERTIBLE PROMISSORY NOTES (cont.)

The following table lists the significant unobservable inputs used for calculation of fair value of Series A Warrants:

	December 31, 2025	December 31, 2024
Expected volatility	152.67%	114.9%
Exercise price	$14.42	$642.79
Share price	$11.51	$611.66
Risk-free interest rate	3.6%	4.4%
Dividend yield	-	-
Expected life	3.58	4.58

c.	Series B Warrants:

In connection with the Private Placement that closed on January 29, 2024 (see note 13(b)(4)), the Company issued Series B Warrants that became exercisable upon satisfaction of specified conditions and were subject to the resale registration statement reset mechanism. Upon effectiveness of the resale registration statement on March 11, 2024, the Series B Warrants became exercisable for 2,555 ordinary shares at an exercise price of $0.03 per share.

Following the effectiveness of the resale registration statement on March 11, 2024, the terms of the Series B Warrants became fixed and no longer included variable settlement provisions. Accordingly, the Company reassessed classification under ASC 815-40 and reclassified the Series B Warrants from liability to equity as of March 11, 2024.

The following table presents changes in the fair value of the derivative Series A Warrants and the Additional Warrants liability during the period:

	Series A Warrants	Additional Warrants	Total
Balance as of December 31, 2023	-	1,375	1,375
Issuance on January 29, 2024	4,301	-	4,301
Exercise of warrants	(63)	-	(63)
Change in fair value	968	(361)	607
Balance as of December 31, 2024	5,206	1,014	6,220
Exercise of warrants	(394)	-	(394)
Change in fair value	(4,288)	(280)	(4,567)
Balance as of December 31, 2025	525	734	1,259

d.	January 2025 Convertible promissory notes and warrants:

On January 16, 2025, the Company issued a non-recourse convertible promissory note (the “January Note”) to an institutional investor in the principal amount of $2,850 and a warrant to purchase up to 3,197 ordinary shares (the “January Warrant”). The Company received net proceeds of $2,565 thousand, after a 10% issuance discount, in connection with such issuance.

The January Note bears interest at an annual rate of 8% and is repayable in a single payment on July 16, 2026. The outstanding amount under the January Note is convertible, at the option of the holder, into the Company’s ordinary shares at a conversion price equal to the lower of (i) $668.74, representing 110% of the volume-weighted average price (“VWAP”) of the Company’s ordinary shares on January 15, 2025, or (ii) 95% of the lowest daily VWAP during the 20 consecutive trading days immediately preceding the applicable conversion date.

The January Warrant was issued with an initial exercise price of $580 per share, subject to certain anti-dilution adjustments and other adjustments, and was exercisable upon issuance for a term of 5.5 years, expiring on July 16, 2030.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 11 — DERIVATIVE LIABILITIES AND CONVERTIBLE PROMISSORY NOTES (cont.)

Upon issuance, both the January Note and the January Warrant were classified as liabilities and recorded at fair value through profit or loss, as the conversion and adjustment features did not meet the criteria for equity classification. At the issuance date, the fair value of the January Note was $4,246 and the fair value of the January Warrant was $1,520 thousand. Because the combined fair value exceeded the proceeds received, the Company recognized an immediate expense of $3,201 in financial expense, net.

From January 2025 to June 30, 2025, the holder of the January Note converted an aggregate of $2,673 of the principal amount into ordinary shares. On July 1, 2025, the Company repaid the remaining balance of the January Note in the amount of $271 thousand.

On June 30, 2025, the Company and the holder amended certain terms of the January Warrant. Following an evaluation of the amended terms, the Company concluded that the warrant is considered indexed to its own equity and reclassified the warrant liability to additional paid-in capital in the amount of $232.

The following table lists the significant unobservable inputs used for calculation of fair value of January Note and January Warrant as of January 16, 2025:

	January Note	January Warrant
Expected volatility	152.28%	110.69%
Exercise price	$667.80	$667.80
Share price	$583.10	$583.10
Risk-free interest rate	4.21%	4.41%
Dividend yield	-	-
Expected life	1.5	5.5

The following table presents changes in the fair value of the January Note and the January Warrants during the period:

	January Note	January Warrant
Balance as of December 31, 2024	-	-
Issuance of promissory notes and derivative liability	4,246	1,520
Conversions into ordinary shares	(3,159)	-
Change in fair value(*)	(816)	(1,288)
Reclassification to equity	-	(232)
Repayment	(271)	-
Balance as of December 31, 2025	-	-

(*)	Upon issuance, the Company recognized a day-one loss of $3,201 thousand relating to the January Note and January Warrant, in addition to the revaluation disclosed above.

e.	Convertible Promissory Notes - June 2025 Facility:

On June 26, 2025, the Company entered into a securities purchase agreement (the “June SPA”) with an institutional investor (the “Investor”), pursuant to which the Company may, from time to time and subject to specified conditions, issue and sell convertible promissory notes (the “June Notes”, and each a “June Note”) in an aggregate principal amount of up to $100,000.

At the initial closing, the Company issued a June Note with a principal amount of $5,000 for a purchase price of $4,500 in cash. Beginning December 1, 2025, and subject to the terms of the June SPA and satisfaction of certain conditions, the Company may request additional drawdowns of up to $2,500 each quarter, with a purchase price equal to 90% of the principal amount.

Each June Note bears interest at an annual rate of 4% (increasing to 14% upon an event of default) and is repayable in ten equal monthly installments beginning on the 18th month following its date of issuance, unless repaid earlier at the Company’s discretion or extended at the Investor’s option. The outstanding balance is convertible, at the option of the Investor, at a conversion price equal to the lower of (i) $95.20 per share and (ii) 88% of the lowest daily VWAP during the 20 trading days preceding conversion, subject to a floor of $14.40 per share and certain other adjustments.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 11 — DERIVATIVE LIABILITIES AND CONVERTIBLE PROMISSORY NOTES (cont.)

The following table lists the significant unobservable inputs used for calculation of fair value of June Notes:

	December 31, 2025	June 28, 2025
Expected volatility	150.73%	156.93%
Exercise price	$14.42	$14.39
Share price	$11.51	$115.64
Risk-free interest rate	3.48%	3.83%
Dividend yield	-	-
Expected life	0.98	1.5

The June Notes contain variable conversion terms and other features that do not qualify for equity classification under ASC 815-40. Accordingly, the June Notes are accounted for as liabilities measured at fair value with changes in fair value recognized in financial expense (income), net.

The Company issued an additional June Note on December 9, 2025 with a principal amount of $500 thousand for a purchase price of $450 thousand in cash, which included a conversion price floor of $12.91 per share.

The activity in the June Notes is summarized below:

	Principle amount	Fair Value
Balance as of January 1, 2025	-	-
Issuance of June Notes (June 26, 2025)	5,000	4,500
Issuance of June Note (December 9, 2025)	500	450
Conversions	(4,358)	(4,358)
Accrued interest	85	85
Remeasurement gain (loss) recognized in financial expense, net	-	1
Balance as of December 31, 2025	1,227	678

NOTE 12 — CONVERTIBLE DEBENTURES

On August 21, 2025, Fort Technology issued unsecured convertible debentures in an aggregate principal amount of CAD 5,000 thousand (approximately $3,630 thousand) (the “Convertible Debentures”). The Convertible Debentures mature on August 21, 2027 and bear interest at 10% per annum, payable quarterly in cash.

The holders of the Convertible Debentures may convert the principal amount into units of Fort Technology at any time from issuance up to maturity at a conversion price of $1.86 per unit. Each unit consists of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $1.86 per share and is exercisable until August 21, 2030. Any unconverted principal is repayable in cash at maturity.

The Convertible Debentures are accounted for as debt and are subsequently measured at amortized cost using the effective interest method. Interest expense includes contractual coupon interest and the amortization of any discount and issuance costs and is presented within financial expense, net.

Total issuance costs were $408, consisting of (i) $242 related to common shares issued to advisors and certain investors and (ii) $166 of cash fees paid to advisors and certain investors. Issuance costs attributable to the Convertible Debentures were recorded as a debt discount and are amortized to interest expense over the term of the Convertible Debentures using the effective interest method.

Because the Company participated in the financing, any Convertible Debentures held by the Company are eliminated in consolidation. Accordingly, the Convertible Debentures are presented in the consolidated financial statements only to the extent held by external investors.

As of December 31, 2025, no amounts under the Convertible Debentures had been converted into units of Fort Technology. The principal amount of the Convertible Debentures held by external investors was $2,033, and the carrying amount was $1,685, net of unamortized discount and issuance costs of $348. Total interest expense recognized on the Convertible Debentures for the year ended December 31, 2025 was $135.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

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

b.	Issuance of ordinary shares and warrants:

(1)	On August 30, 2022, the Company completed its IPO for aggregate gross proceeds of $15,465 (before deducting underwriting discounts and offering expenses). The Company issued 172 ordinary shares, and warrants (“IPO Warrants”) to purchase up to 172 ordinary shares. The ordinary shares and IPO Warrants were sold together in the IPO as units (“Units”) at an IPO price of $90,097.28 per Unit.

The IPO Warrants expire five years from the issuance date and had an initial exercise price of $87,498.32. The IPO Warrants included a two-year down-round protection feature, subject to an exercise price floor of $43,749.16. On November 28, 2022, the exercise price was adjusted to $43,749.16 and subsequently became fixed. The IPO Warrants were classified as equity because they met the equity classification conditions in ASC 815-40.

In connection with the adjustment of the IPO Warrants’ exercise price on November 28, 2022, the Company issued Additional Warrants to certain qualified holders pursuant to the IPO Warrant terms (see Note 11(a)).

The ordinary shares and IPO Warrants trade on the Nasdaq under the symbol “JFBR” and “JFBRW”, respectively.

(2)	On August 30, 2022, the Company issued warrants to lenders (“Lender Warrants”) to purchase up to 4 ordinary shares, exercisable for three years at an exercise price of $87,498.32 per share (cashless exercise permitted). The Lender Warrants are accounted for as equity instruments under ASC 815-40.

(3)	On August 30, 2022, the Company issued warrants to an advisor to purchase up to 1 ordinary shares at an exercise price of $87,498.32 per ordinary share (adjusted to $43,749.16 following the exercise price adjustment), exercisable until August 30, 2027. The warrants are accounted for as equity instruments under ASC 815-40.

(4)

On January 29, 2024, the Company raised gross proceeds of $7,275 (before deducting fees to the placement agent and other expenses) through a private placement. The Company issued an aggregate of (i) 609 ordinary shares; (ii) pre-funded warrants to purchase up to 266 ordinary shares at an exercise price of $0.03 per ordinary share; (iii) Series A Warrants and (iv) Series B Warrants.

The Series A Warrants were classified as derivative liabilities and measured at fair value with changes recognized in earnings. The Series B Warrants were initially classified as liabilities and were subsequently reclassified to equity on March 11, 2024 upon the terms becoming fixed (see note 11(b) and note 11(c)).

During the year ended December 31, 2024, 32,159 Series B Warrants were exercised and all of the pre-funded warrants were exercised in full. No Series B Warrants were exercised during the year ended December 31, 2025.

During the year ended December 31, 2025 and 2024, 3,847 and 3,469 Series A Warrants were exercised, resulting proceeds of $613 and $2,229, respectfully.

(5)	On May 28, 2025, the Company issued to an institutional investor in a registered direct offering: (i) 2,784 ordinary shares, at an offering price of $71.40 per ordinary share, and (ii) pre-funded warrants to purchase up to 5,362 ordinary shares, at an offering price of $71.40 per pre-funded warrant. The pre-funded warrants are exercisable immediately upon issuance, at an exercise price of $71.40 per ordinary share, and do not expire until they are exercised in full. The Company received gross proceeds of approximately $582 thousand from the offering. All of the pre-funded warrants issued in the offering were exercised.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 14 — EQUITY INCENTIVE PLAN

a.	Equity Incentive Plan:

On May 15, 2024, the Company adopted the 2024 Share Incentive Option Plan (the “2024 Plan”). A total of 65,429 ordinary shares are reserved and subject to the 2024 Plan. The Plan is intended as an incentive to retain directors, officers, employees, consultants and advisers of the Company.

b.	Shares granted to service providers:

1.	On April 9, 2025, the Company granted certain service providers 2,203 ordinary shares in the aggregate and recorded an expense of $509 in general and administrative expenses in respect for such grants.

2.	On December 23, 2025, the Company granted certain service providers 1,974 ordinary shares in the aggregate and recorded an expense of $28 in general and administrative expenses in respect for such grants.

c.	RSUs granted to employees:

1.	On September 10, 2025 and October 16, 2025, the Company granted 7,244 RSUs to officers and members of the Board of Directors. The RSUs will vest in 8 quarterly tranches over 2 years from the vesting commencement date, September 10, 2025. The fair value of each RSU at the grant date was $53.62 and 52.08, respectively, based on the Company’s ordinary share price on their grant date. During 2025, 911 RSUs vested, no RSUs were forfeited or expired. The Company recorded an expense of $59 in respect of such grant, included in general and administrative expenses.

2.	On September 15, 2025, Fort Technology granted 139,286 RSUs to its officers and members of the Board of Directors and 128,571 RSUs to its consultants. The RSUs are, upon vesting, exchangeable on a one-for-one basis with Fort Technology’s common shares. Half of the RSUs granted will vest after one year and the other half will vest in four tranches over the second year from the date of grant. The RSUs are equity-settled share-based payment awards and recorded under noncontrolling interest in the consolidated statements of changes in shareholders’ equity. The fair value of each RSU at the grant date was $2.32, based on Fort Technology’s common share price on their grant date. During 2025, no RSUs vested, were forfeited, or expired. The Company recorded an expense of $92 in respect of such grant, included in general and administrative expenses.

As of December 31, 2025, unrecognized share-based compensation expense that will be recognized over the next 1.71 years is $532.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 14 — EQUITY INCENTIVE PLAN (cont.)

d.	Share Based Compensation Expense:

The total share-based compensation expense, related to the issuance of ordinary shares and RSUs granted to employees, directors and service providers was comprised, at each period, as follows:

	Year ended December 31
	2025	2024	2023
General and administrative	688	-	-
	688	-	-
Less: Share-based compensation expense attributable to noncontrolling interests	(92)	-	-
Share-based compensation expense attributable to Nexera	596	-	-

NOTE 15 — FINANCE (INCOME) EXPENSE, NET

	Year ended December 31
	2025	2024	2023
Finance income:
Change in fair value of derivative liabilities and convertible promissory notes	(3,562)	-	(841)
Interest income	(100)	(78)	(4)
Total finance income	(3,662)	(78)	(845)

Finance expense:
Change in fair value of derivative liabilities	-	607	-
Finance expenses in respect of third-party loan	-	7	-
Exchange rate differences	3	51	91
Issuance costs	160	603	-
Interest expense on loans from shareholders and related parties	175	-	-
Other finance expenses	261	37	10
Revaluation of securities -fair value through profit or loss	5	63	221
Total finance expenses	604	1,368	322
Finance expense (income), net	(3,058)	1,290	(523)

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 16 — TAXES ON INCOME

Nexera and Top Rank are taxed according to Israeli tax laws. The corporate tax rate in Israel is 23% since 2022.

Smart Pro, KeepZone and Fort U.S. are taxed according to U.S. federal California state and Delaware state laws. The blended corporate tax rate has been 28% since 2022.

Fort is taxed according to United Kingdom tax law. The corporate tax rate was 19% until March 2024 and 25% thereafter.

Fort Technology is taxed according to Canadian federal tax law and the British Columbia Provincial tax. The relevant companies’ tax applicable to Fort commencing from 2025 (acquisition year) and thereafter is 27%

Capital gains are subject to capital gain tax according to the corporate tax rate for the year during which the assets are sold.

For financial reporting purposes loss before taxes includes the following components:

	Year ended December 31
	2025	2024	2023
Israel	(1,217)	(5,467)	(2,866)
Foreign	(3,566)	(2,027)	(1,700)

	(4,783)	(7,494)	(4,566)

Income tax expense (benefit) was as follows:

	Year ended December 31
	2025	2024	2023
Israel	-	8	7
Foreign	3	101	78
Total current income tax expense	3	109	85
Deferred:
Israel	-	-	-
Foreign	(747)	201	(53)
Total deferred tax expenses (income)	(747)	201	(53)
Prior year adjustments:
Israel	-	-	-
Foreign	8	-	-
Total prior year adjustments	8	-	-
Total tax expense (benefit)	(736)	310	32

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 16 — TAXES ON INCOME (cont.)

A reconciliation of the Group’s statutory income tax rate to effective income tax rate for the year ended December 31, 2025 after the adoption of ASU 2023-09 is as follows:

	Year ended December 31,
	2025
	%

Loss before taxes as reported in the consolidated statements of income	(4,783)
Statutory rate tax		23%
Theoretical Tax Income	(1,101)

Foreign Tax Effects:
United States
Statutory tax rate difference	(73)	1.53%
Changes in valuation allowances	(81)	1.69%
UK
Statutory tax rate difference	(13)	0.27%
Previous years taxes	(8)	0.15%
Other reconciling items	7	-0.15%
Canada
Statutory tax rate difference	(44)	0.92%
Changes in valuation allowances	297	-6.21%

Changes in valuation allowances	280	-5.85%

Effective tax expense (benefit)	(736)	13.66%

Deferred taxes are comprised of the following components:

	Year ended December 31,
	2025	2024
Deferred tax asset
Intangible assets	914	487
Investment accounted for using the equity method	354	511
Operating lease right of use asset	836	72
Operating loss carryforward	5,518	2,719
Total deferred tax assets	7,622	3,789
Valuation allowance	(6,239)	(3,717)
Total deferred tax assets after valuation allowance	1,383	72

Deferred tax liabilities

Intangible assets acquired on business combination (see note 3(a))	442	-
Property and equipment	29	33
Operating lease liability	780	72
Total deferred tax liability	1,251	105

Net deferred tax (liability) assets	134	(33)

Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected.

As of December 31, 2025, the Group had net operating loss carryforwards of approximately $15,436 at the Company (compared to $10,002 as of December 31, 2024), $2,852 at Fort-Technology (acquired in 2025), $3,681 at Smart and Pure Logistics* (compared to $1,494 as of December 31, 2024), and $38 at KeepZone (with no carryforwards as of December 31, 2024). Management does not expect to realize the related deferred tax assets for the Company, Fort-Technology, Smart, Pure Logistics, and KeepZone and, accordingly, a valuation allowance was recorded against these net operating loss carryforwards.

Fort had net operating loss carryforwards of approximately $634 as of December 31, 2025 (with no carryforwards as of December 31, 2024), and the Company recorded a deferred tax asset for the full amount based on its expectation of utilization.

*	Pure Logistics was acquired in 2025 and, from the acquisition date, is reported together with Smart Repair Pro as a disregarded entity.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 17 — NET LOSS PER ORDINARY SHARE ATTRIBUTABLE TO NEXERA TECHNOLOGIES LTD

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders:

	Year ended December 31
	2025	2024	2023
Numerator:
Net loss attributable to Nexera Technologies Ltd. shareholders	(3,677)	(7,804)	(4,598)

Denominator:
Shares of ordinary share used in computing basic and diluted net loss per share(*)	45,357	2,753	383
Basic and diluted net loss per ordinary share attributable to Nexera (*)	(81.07)	(2,835.12)	(12,010.49)

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted average shares outstanding, because such securities had an antidilutive impact (the securities presented according to the number of issuable shares):

	Year ended December 31
	2025	2024	2023

IPO Warrants and Additional Warrants (Note 13(b))	302	302	302
Series A Warrants	6,833	10,679	-
Series B Warrants	81	81	-
Underwriter warrants (Note 13)	28	28	28
Other warrants	4	4	4
	7,248	11,094	334

(*)	Share and per share data in these consolidated financial statements have been retroactively adjusted to reflect the reverse share splits effected in November 2024, June 2025 and February 2026 (see Note 1(d)).

NOTE 18 — SEGMENT INFORMATION

Segment information is prepared on the same basis that the Company’s chief operating decision maker (“CODM”), the Chief Executive Officer (“CEO”), manages the business, makes operational decisions and assesses performance. The Company has two operating and reportable segments: (i) E-commerce, which consist primarily of the acquisition, improvement and operation of the Group’s Brands sold mainly through online marketplaces (including Amazon), and (ii) Logistics, which consists of warehousing and distribution services provided by Pure Logistics.

The CODM evaluates segment performance and allocates resources primarily based on segment net loss. Segment results include revenues and expenses directly attributable to each segment, and may include allocations of certain corporate costs, as applicable. The CODM reviews total consolidated assets for purpose of assessing segment assets, accordingly, asset information by segment is not presented.

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollar in thousands, except per share data)

NOTE 18 — SEGMENT INFORMATION (cont.)

The following table sets forth reporting segment information:

Year ended December 31, 2025	E-commerce	Logistics	Corporate / Other (3)	Total
Revenues	14,412	2,418		16,830
Cost of revenues and Cost of advertising (1)	(14,235)	(2,099)		(16,334)
Operating expenses (2)	(7,562)	(327)		(7,889)
Other segment items (3)	-	-	3,346	3,346
Net loss	(7,385)	(8)	3,346	(4,047)

Year ended December 31, 2024
Revenues	13,688	-	-	13,688
Cost of revenues and Cost of advertising (1)	(13,291)		-	(13,291)
Operating expenses (2)	(5,357)	-	-	(5,357)
Other segment items (3)	-	-	(2,844)	(2,844)
Net loss	(4,960)	-	(2,844)	(7,804)

Year ended December 31, 2023
Revenues	10,008	-	-	10,008
Cost of revenues and Cost of advertising (1)	(9,757)	-	-	(9,757)
Operating expenses (2)	(3,540)	-	-	(3,540)
Other segment items (3)	-	-	(1,309)	(1,309)
Net loss	(3,289)	-	(1,309)	(4,598)

(1)	Includes cost of goods sold and direct advertising expenses related to Amazon and other sites.

(2)	Operating expenses include payroll (which are not included in the cost of goods sold), interest income (expense), net, exchange rate differences, advertising and marketing expenses which are not included in cost of advertising rent, insurance, travel and entertainment, income taxes, consultants fee, legal fees and miscellaneous expenses.

(3)	Other segment expense items include equity losses, changes in the fair value of derivative liabilities and investments measured at fair value, finance expenses related to convertible debt, convertible loan receivable and loan commitment liabilities, other financial expenses, depreciation and amortization of intangible assets and income taxes.

Revenues are attributed to geographic areas:

	Year ended December 31,
	2025	2024	2023

America	5,200	3,082	3,865
United Kingdom (*)	9,413	9,380	5,406
France (*)	830	582	146
Other Europe	1,387	644	591
	16,830	13,688	10,008

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 19 — RELATED PARTIES

a.	Transactions with related parties:

	Year ended December 31,
	2025	2024	2023
Cost of sales:
Inventory storage (c1)	55	405	545
Purchased goods	20	-	-

General and administrative:
Consulting fees (c1), (c2)	176	485	180
Share-based compensation (c6)	173	-	-
Revenue Sharing Payment (c4)	5	47	40

Other income:
Consulting Agreement (c3)	(120)	(120)	(255)

Financial expenses (income), net:
Interest expense on deferred payment (c5)	103	-	-

b.	Balances with related parties:

	Year ended December 31,
	2025	2024
Assets:
Other receivables – non-current (c3)	232	122

Liabilities:
Other payables (c1) (c2) (c4)	15	120

c.	Additional information:

(*)

Pure Capital holds 100% of Xylo Technologies Ltd. (formerly Medigus Ltd.) (“Xylo”).

Until July 31, 2025, Pure Capital and Xylo were considered related parties due to a family relationship between the Company’s former CEO and Pure Capital. Following the former CEO’s resignation in July 2025, Pure Capital and Xylo are no longer considered related parties. Accordingly, the related party transactions with Pure Capital and Xylo presented for the year ended December 31, 2025 reflect activity through July 31, 2025, and no related party balances with Pure Capital or Xylo were outstanding as of December 31, 2025.

1.

On October 26, 2022, the Company and Pure Capital entered into a consulting agreement (the “Pure Capital Consulting Agreement”), pursuant to which Pure Capital agreed to provide consulting services to the Company for a monthly fee of NIS 57.75 thousand (approximately $16). Pursuant to the Pure Capital Consulting Agreement, Pure Capital is also entitled during the term of the consulting agreement to the following payments: (i) an amount equal to 7% of the gross proceeds paid to the Company in connection with any exercise of warrants, including warrants then outstanding or issued thereafter, and (ii) 8% of the total consideration paid in connection with any purchase of a new brand, businesses, or similar events initiated or assisted by Pure Capital.

Additionally, on October 26, 2022, the Company and Pure Logistics, a company previously wholly-owned by Pure Capital and a former director of the Company, entered into a warehouse storage agreement located in New Jersey. As described in Note 3, on March 18, 2025, the Company acquired all of the issued and outstanding equity interests of Pure Logistics (which was accounted for as a related-party transaction prior to the acquisition).

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollar in thousands, except per share data)

NOTE 19 — RELATED PARTIES (cont.)

On February 5, 2024, the Company paid Pure Capital $100 under the Pure Capital Consulting Agreement, in connection with the Company’s IPO.

On April 7, 2025, the Company and Pure Capital entered into an amendment to the Pure Capital Consulting Agreement, to be effective as of January 1, 2024. Pursuant to the amendment, Pure Capital is entitled to a special bonus upon the consummation of an offering of securities of the Company, including proceeds received from the exercise of warrants, based on the following distribution of gross proceeds: (i) up to $2,500, Pure Capital will be entitled to a bonus payment of $175; (ii) between $2,500 and $5,000, Pure Capital will be entitled to a bonus payment between $175 to $300; (iii) between $5,000 and $10,000, Pure Capital will be entitled to a bonus payment between $300 to $700; and (iv) above $10,000, Pure Capital will be entitled to a bonus payment between $700 to $1,300. In addition, in lieu of a bonus payment of $124 that Pure Capital was entitled to pursuant to the amendment, the Company issued 5,964 ordinary shares to Pure Capital.

On August 1, 2025, the Company and Pure Capital entered into a second amendment to the Pure Capital Consulting Agreement, pursuant to which Pure Capital is no longer entitled to receive a monthly consulting fee and is entitled to receive, instead, reimbursement of monthly expenses up to $5.

2.	On April 30, 2024, the Company entered into a consulting agreement (the “Xylo Consulting Agreement”) with Xylo, as amended in April 2025, pursuant to which Xylo provides consulting services to the Company for a monthly fee of $10. The Xylo Consulting Agreement is for a 36-month term beginning in January 2024 and may be terminated for cause upon 30 days’ prior notice.

3.

On March 22, 2023, the Company entered into a consulting agreement with SciSparc U.S. (the “SciSparc Consulting Agreement”), as amended in November 2023, pursuant to which the Company agreed to provide management services to SciSparc U.S. for the Wellution brand for a monthly fee of $10 . The SciSparc Consulting Agreement has no defined term and may be terminated by either party with 30 days’ prior notice.

On July 28, 2025, the Company and SciSparc U.S. entered into a side letter to the SciSparc Consulting Agreement, pursuant to which, as of July 28, 2025, all consulting fees that were outstanding or that accrue for services rendered after such date, shall be payable only (i) out of the Company’s positive cash flow and (ii) not earlier than October 30, 2026.

4.	In April 2024, the Company paid $12 to Xylo and $9 to Pure Capital as a revenue sharing payment.

5.	On January 16, 2025, the Company issued convertible promissory note to the Investor,. see Note 11(d).

6.	On April 9, 2025, the Company granted service providers ordinary shares, see Note 14(b).

NEXERA TECHNOLOGIES LTD (FORMERLY JEFFS’ BRANDS LTD)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollar in thousands, except per share data)

NOTE 20 — SUBSEQUENT EVENTS

1.	On January 1, 2026, the Company granted 32,260 RSUs to officers, employees and members of the Board of Directors. The RSUs will vest in 8 quarterly tranches over two years from the vesting commencement date, January 1, 2026.

2.	On January 1, 2026, the Company amended the June Notes agreement with the Investor to decrease the conversion price floor applicable to the June 2025 June Note to $4.62 per share.

3.	On January 13, 2026, Fort Technology entered into an amendment to its convertible loan agreement with EEH (see note 8)

4.	On January 16, 2026, the holder of the June Note converted outstanding principal and accumulated interest balance of $733 under the June Notes into the Company’s ordinary shares.

5.	On January 22, 2026, the Company issued to certain investors in a registered direct offering 286,224 ordinary shares, at an offering price of $8.4 per ordinary share for gross proceeds of $2,404.

6.	On January 26, 2026, the Company granted 2,143 RSUs to one of the members of the Board. The RSUs vested immediately upon grant.

7.	On January 28, 2026, Fort signed a new lease agreement (see Note 7)

8.

On February 17, 2026 the Company effected a reverse share split – see note 1(d). Such reverse share split triggered an adjustment to the Series A Warrants under the reverse split reset mechanism (see note 11(b)). As a result, an additional 1,108,369 Series A Warrants were issued at an exercise price of $3.9663 per warrant.

9.	On February 18, 2026, the Company issued an additional June Note to the Investor with a principal amount of $600 for a purchase price of $540 in cash.

In addition, on that date, the Company issued to the Investor warrants to purchase 178,959 Ordinary Shares with exercise price of $5.53.

10.	On February 23, 2026, the Company closed a share transfer agreement entered into with institutional investors. Following, the Company sold 714,286 common shares of Fort Technology, in aggregate amount of $680 (CAD 928 thousand).

11.	On March 27, 2026, the Company issued 156,057 restricted ordinary shares to consultants at a price of $4 per ordinary share.

12.	During 2026, KeepZone entered into multiple reseller and distribution agreements in the homeland security (“HLS”) sector with various technology providers, primarily relating to security, surveillance, and defense solutions.

13.

On February 28, a joint military operation by the United States and Israel against targets in Iran was launched, followed by retaliatory actions by Iran and increased hostilities involving Hezbollah. These developments led to security measures in Israel, including restrictions on movement, temporary business limitations, and partial disruption of economic activity.

During this period, the Company’s offices in Israel were closed on certain days. However, the Company has not experienced any material disruption to its operations, and its business activities have continued substantially as planned. Accordingly, as of the date of this report, these events have not had a material impact on the Company’s operations or financial position. The Company continues to monitor developments and will assess any potential future effects as necessary.